Form 10-K405, Exhibit 13
period 1994-12-31
BIO RAD LABORATORIES INC
filed 1995-03-24
CIK 12208

   EXHIBIT 13.1

   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

                                                                             Year Ended December 31,
                                                         1994        1993        1992        1991        1990       1989
   ------------------------------------------------------------------------------------------------------------------------
   Net sales                                           $355,299    $328,553    $330,301    $310,669    $286,673   $236,271
     Cost of goods sold                                 155,805     151,063     138,173     133,787     123,675    103,236

   Gross profit                                         199,494     177,490     192,128     176,882     162,998    133,035

     Selling, general and administrative expense        132,591     129,187     133,934     125,224     113,805     92,580
     Product research and development expense            30,172      34,204      34,655      28,240      24,925     19,457
     Restructuring costs                                     -        3,816       9,023       1,290          -          -
   Income from operations                                36,731      10,283      14,516      22,128      24,268     20,998

   Other income (expense):
     Interest expense, net                               (6,138)     (8,406)     (9,368)     (7,858)     (7,148)    (6,064)
     Other, net                                          (6,596)      2,801      22,357        (763)         85        929

   Income before taxes and extraordinary charge          23,997       4,678      27,505      13,507      17,205     15,863
     Provision for income taxes                           8,399       1,877      11,951       5,353       6,493      5,714
   Income before extraordinary charge                    15,598       2,801      15,554       8,154      10,712     10,149
     Extraordinary charge (1)                                -           -           -           -           -      (1,168)

   Net income                                          $ 15,598    $  2,801    $ 15,554    $  8,154    $ 10,712   $  8,981
                                                         ======      ======      ======      ======      ======     ======

   Earnings per share before extraordinary charge         $1.93       $0.35       $1.96       $1.04       $1.37      $1.33
     Extraordinary charge (1)                                -           -           -           -           -        (.15)
   Earnings per share                                     $1.93       $0.35       $1.96       $1.04       $1.37      $1.18
                                                         ======      ======      ======      ======      ======     ======

   Weighted average common shares                         8,075       7,993       7,924       7,871       7,831      7,643

   Cash dividends paid per common share                      -           -           -           -           -          -


   Total assets                                        $263,650    $259,890    $272,730    $253,142    $213,177   $184,353
   Long-term debt, net of current maturities           $ 26,287    $ 47,834    $ 57,909    $ 64,906    $ 42,710   $ 35,037

   ________________________________________________________________________________________________________________________

   (1) Extraordinary charge for earthquake related expenses: 1989-$1,168, net of tax effect of $658.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands)

   ________________________________________________________________________________________
                                                                     December 31,
   Assets                                                       1994              1993
   ----------------------------------------------------------------------------------------
   Current Assets:
     Cash and cash equivalents                               $  3,751          $  3,112
     Accounts receivable, less allowance of $2,894 in
       1994 and $2,033 in 1993                                 81,714            75,768
     Inventories                                               73,339            72,114
     Deferred tax assets                                       10,363            10,030
     Prepaid expenses and other current assets                  9,163             8,253
         Total current assets                                 178,330           169,277

   Property, Plant and Equipment:
     Land and improvements                                      8,057             8,057
     Buildings and leasehold improvements                      50,757            50,599
     Equipment                                                 91,600            84,410
         Total property, plant and equipment                  150,414           143,066
     Less accumulated depreciation                             74,789            62,165
         Net property, plant and equipment                     75,625            80,901

   Marketable Securities                                        4,743             4,111
   Other Assets                                                 4,952             5,601

   Total Assets                                              $263,650          $259,890
                                                             ========          ========
   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                           December 31,
   Liabilities and Stockholders' Equity                                 1994          1993
   ------------------------------------------------------------------------------------------
   Current Liabilities:
     Notes payable                                                   $ 20,902      $ 27,735
     Current maturities of long-term debt                                 691         3,034
     Accounts payable                                                  21,116        14,691
     Accrued payroll and employee benefits                             21,191        15,398
     Sales, income and other taxes payable                              6,377         6,369
     Other current liabilities                                         19,601        20,137
          Total current liabilities                                    89,878        87,364

   Long-Term Debt, net of current maturities                           26,287        47,834
   Deferred Tax Liabilities                                            17,667        14,382
          Total liabilities                                           133,832       149,580

   Commitments and Contingent Liabilities

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                    -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 1994 - 6,311,128;
       1993 - 6,188,581                                                 6,311         6,189
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 1994 - 1,794,999;
       1993 - 1,842,229                                                 1,795         1,842
     Additional paid-in capital                                        18,927        18,179
     Retained earnings                                                 99,701        84,103
     Currency translation                                               2,566            (3)
     Net unrealized holding gain on available-for-sale securities         518            -
          Total stockholders' equity                                  129,818       110,310

   Total Liabilities and Stockholders' Equity                        $263,650      $259,890
                                                                     ========      ========
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ___________________________________________________________________________________________________
                                                                     Year Ended December 31,
                                                              1994            1993            1992
   ---------------------------------------------------------------------------------------------------
   Net sales                                                $355,299        $328,553        $330,301
     Cost of goods sold                                      155,805         151,063         138,173

   Gross profit                                              199,494         177,490         192,128

     Selling, general and administrative expense             132,591         129,187         133,934
     Product research and development expense                 30,172          34,204          34,655
     Restructuring costs                                          -            3,816           9,023

   Income from operations                                     36,731          10,283          14,516

   Other income (expense):
     Interest expense                                         (6,138)         (8,406)         (9,368)
     Investment income, net                                      314           4,246           7,286
     Other, net                                               (6,910)         (1,445)         15,071

   Income before taxes                                        23,997           4,678          27,505

     Provision for income taxes                                8,399           1,877          11,951

   Net income                                               $ 15,598        $  2,801        $ 15,554
                                                              ======          ======          ======

   Earnings per share                                          $1.93           $0.35           $1.96
                                                               =====           =====           =====

   Weighted average common shares                              8,075           7,993           7,924
                                                               =====           =====           =====
   ___________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                                        1994        1993        1992
   --------------------------------------------------------------------------------------------------------
   Cash flows from operating activities:
        Cash received from customers                                  $354,463    $323,830    $317,403
        Cash paid to suppliers and employees                          (290,163)   (292,861)   (311,064)
        Interest paid                                                   (6,725)     (8,608)     (9,232)
        Income tax receipts (payments)                                  (2,586)        286     (14,680)
        Property condemnation settlement                                    -           -       22,566
        Miscellaneous payments                                          (6,715)       (120)     (1,028)

        Net cash provided by operating activities                       48,274      22,527       3,965

   Cash flows from investing activities:
        Capital expenditures, net                                       (9,798)    (14,549)    (20,426)
        Payments for acquisitions and investments in affiliates             -           -         (369)
        Sale of Ophthalmic division assets                                  -           -          886
        Purchases of marketable securities and investments              (1,417)       (234)     (3,255)
        Sales of marketable securities and investments                   1,261       5,147      11,973
        Foreign currency hedges, net                                    (3,102)        872        (878)

        Net cash used in investing activities                          (13,056)     (8,764)    (12,069)

   Cash flows from financing activities:
        Net borrowings under line-of-credit arrangements                (8,839)     (3,195)      5,791
        Additions to long-term debt                                     65,500      70,500     104,900
        Payments on long-term debt                                     (90,381)    (83,349)   (109,804)
        Proceeds from issuance of common stock                             823         814         862

        Net cash provided by (used in) financing activities            (32,897)    (15,230)      1,749

   Effect of exchange rate changes on cash                              (1,682)      1,893       4,210

   Net increase (decrease) in cash and cash equivalents                    639         426      (2,145)
   Cash and cash equivalents at beginning of year                        3,112       2,686       4,831

   Cash and cash equivalents at end of year                           $  3,751    $  3,112    $  2,686
                                                                         =====       =====       =====
   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands, except share data)

   ______________________________________________________________________
                                              Year Ended December 31,
                                           1994        1993       1992
   ----------------------------------------------------------------------
   Common Shares:
     Balance at beginning of year       8,030,810   7,950,527  7,894,563
     Issuance of common stock              75,317      80,283     55,964
     Balance at end of year             8,106,127   8,030,810  7,950,527
   ______________________________________________________________________

   Common Stock:
     Balance at beginning of year        $  8,031    $  7,950   $  7,895
     Issuance of common stock                  75          81         55
     Balance at end of year                 8,106       8,031      7,950

   Additional Paid-In Capital:
     Balance at beginning of year          18,179      17,193     16,386
     Issuance of common stock                 748         986        807
     Balance at end of year                18,927      18,179     17,193

   Retained Earnings:
     Balance at beginning of year          84,103      81,302     64,217
     Net income                            15,598       2,801     15,554
     Increase in Escagenetics (ESN)
       carrying value from ESN equity
       transactions                            -           -       1,531
     Balance at end of year                99,701      84,103     81,302

   Currency Translation:
     Balance at beginning of year              (3)        610      2,325
     Change in currency translation         2,569        (613)    (1,715)
     Balance at end of year                 2,566          (3)       610

   Net Unrealized Holding Gain (Loss)
   On Available-For-Sale Securities:
     Balance at beginning of year              -           -         (41)
     Adoption of SFAS 115 effective
       January 1, 1994                      1,572          -          -
     Change in net unrealized holding
       gain (loss)                         (1,054)         -          41
     Balance at end of year                   518          -          -

   Total Stockholders' Equity            $129,818    $110,310   $107,055
                                         ========    ========   ========
   ______________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   _________________________________________________________________

   1.  Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1994 presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and does not require collateral. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. Although the Company does not currently forsee a credit risk associated with these receivables, payment is dependent upon the financial stability of those countries.

   Inventory Valuation

   Inventories are valued at the lower of average cost or market and include material, labor and overhead costs.

   Property, Plant and Equipment

   Property, plant and equipment are carried at historical cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets ranging from two to thirty years. Leasehold improvements are amortized over the lives of the respective leases or the lives of the improvements, whichever is shorter.

   Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services rendered. Sales to end-users made through distributors or, on a non-recourse basis through factors, are recorded net of ap-plicable discounts and factoring expenses. Factoring expenses were $1,544,000, $2,359,000 and $2,701,000 in 1994, 1993 and
   1992, respectively. Where appropriate, the Company also estab-lishes a concurrent reserve for returns and allowances.

   Upon shipment of equipment sold at a price which includes a time-limited warranty, the Company establishes, as part of cost of goods sold, a reserve for the expected costs of such warranty.

   Foreign Currency Translation

   Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

   Forward Exchange Contracts

   As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. These nonspeculative contracts, with maturity dates of 60 days or less, are marked to market at each balance sheet date, and the resulting gains or losses are included in other income and expense offsetting exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of premiums and discounts brought about by interest rate differentials between the U.S. and other countries where the Company borrows. The cash flows related to these contracts are classified as cash flows from investing activities in the statement of cash flows.

   Earnings Per Share

   Earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.

   Fair Value of Financial Instruments

   For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, notes payable, accounts payable and forward exchange contracts, the carrying amounts approximate fair value. The fair values of other instruments are disclosed in relevant notes to the financial statements.

   _________________________________________________________________

   2.  Inventories

   The  principal  components  of  inventories are  as  follows  (in thousands):
                                               December 31,
                                           1994            1993
   Raw materials                        $ 23,713        $ 22,827
   Work in process                        19,813          18,607
   Finished goods                         29,813          30,680

   Inventories                          $ 73,339        $ 72,114
                                        ========        ========

   ________________________________________________________________

   3.  Marketable Securities

   The Company adopted  Statement of Financial Accounting  Standards
   (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994. The effect at January 1, 1994 was to increase stockholders' equity by $1,572,000.

   Under SFAS No. 115, the Company's marketable securities are classified as available-for-sale and are recorded at current market value with an offsetting adjustment to stockholders' equity. The Company's portfolio is comprised principally of equity securities with an aggregate market value of $4,743,000 and cost of $4,225,000 at December 31, 1994.

   Unrealized holding gains and losses pertaining to marketable securities are included as a separate component of stockholders' equity until realized. At December 31, 1994, gross unrealized holding gains and losses were $880,000 and $362,000, respectively.

   Prior to the adoption of SFAS No. 115, the Company recorded marketable securities at the lower of cost or market with any temporary aggregate writedown recorded as a separate component of stockholders' equity. For the year 1993, no unrealized losses were recorded in earnings.

   For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows:

                                        Year Ended December 31,
                                     1994        1993        1992
   Proceeds                        $ 1,261     $ 5,147    $11,973
                                   =======     =======    =======

   Gross realized gains            $   432     $ 4,148    $ 7,753
   Gross realized losses              (141)        (57)       (95)

   Net realized gain               $   291     $ 4,091    $ 7,658
                                   =======     =======    =======

   _________________________________________________________________

   4.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $39,600,000, of which $24,300,000 was unused at December 31, 1994. The weighted average interest rate on these lines is 7.52% and 8.08% at December 31, 1994 and 1993, respectively. The parent company guarantees most of these credit lines. The carrying amounts of notes payable, which includes borrowings under these lines and cash overdrafts, approximate their fair value.

   The principal  components of  long-term debt  are as follows  (in thousands):
                                               December 31,
                                           1994            1993
   Revolving credit agreements          $  5,300        $ 15,000
   10.90% Subordinated Notes              20,000          20,000
   11.96% Subordinated Notes                  -           14,000
   Bank credit arrangements                   94             264
   Capitalized leases                      1,584           1,604

                                          26,978          50,868
   Less current maturities                   691           3,034

   Long-Term Debt                       $ 26,287        $ 47,834
                                        ========        ========

   The Company entered into a $60 million revolving credit agreement on February 18, 1994, replacing the $45 million agreement in place at December 31, 1993. The new agreement provides for borrowings on an unsecured basis through February 1997. Interest is at spreads over money market rates or at the prime rate. Based upon the 1994 rate experience, the money market based borrowings should be at less than the prime rate. The interest rate on the outstanding balance at December 31, 1994 and 1993 is 8.50% and 4.85%, respectively. A fee of 3/8 of 1% annually is charged on the unused portion of the commitment.

   Interest is payable quarterly on the 10.90% Subordinated Notes due in 2001. Commencing in 1997, the Company is required to make annual payments equal to 20% of the original principal amount outstanding which is calculated to retire 80% of the principal amount prior to maturity. The Note Agreement was amended in January 1994 to reduce the fixed charge ratio covenant for the years 1994 through 1996. During this period the Company will pay an additional 1/2% interest on the principal amount of the Notes.


   The  11.96%  Subordinated  Notes due  in  1998  were  redeemed in
   November 1994.   This redemption  resulted in a  charge to  other
   income and expense of $616,000 (see Note 8).

   The revolving credit agreement and subordinated notes indentures (including amendments) require the Company, among other things, to comply with certain financial ratio covenants. The Company was in compliance with all covenants as of December 31, 1994. These agreements also contain certain other restrictions, including the limitation of cash dividends. Under the most restrictive of these, approximately $7,799,000 of retained earnings were available for payment of cash dividends at December 31, 1994.

   Maturities  of long-term  debt during  the next  five  years are:
   1995-  $691,000;  1996 -  $484,000;  1997  - $9,590,000;  1998  -
   $4,168,000 and 1999 - $4,045,000.

   The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for similar issues with the same remaining maturities. At December 31, 1994, the estimated fair value is $27,238,000.

   _________________________________________________________________


   5.  Income Taxes

   The  U.S. and international components of income before taxes are as follows (in thousands):
                                             Year Ended December 31,
                                          1994        1993       1992

   U.S.                                $ 13,652    $  7,688   $ 39,784
   International                         10,345      (3,010)   (12,279)

   Income before taxes                 $ 23,997    $  4,678   $ 27,505
                                       ========    ========   ========

   The provision for income taxes consists of (in thousands):
                                            Year Ended December 31,
                                          1994        1993       1992
   Current:
     U.S. Federal                      $    368    $   (324)  $  8,265
     International                        3,476         904      2,040
     U.S. State                             663         119        588

                                          4,507         699     10,893
   Deferred                               3,892       1,178      1,058

   Provision for income taxes          $  8,399    $  1,877   $ 11,951
                                       ========    ========   ========



   The  reconciliation  of  the effective  tax  rate  is  as follows
   (dollars in thousands):
                                             Year Ended December 31,
                                     1994             1993              1992
                                  Amount    %      Amount    %       Amount    %
   U.S. statutory tax rate        $ 8,399   35%    $ 1,596   34%     $9,352   34%
   State taxes, net of
     federal income tax benefit       515    2         278    6         192    1
   Effect of international
     losses and differences
     between international
     and U.S. tax rates             1,291    5       1,837   39       3,676   13
   Foreign Sales Corporation
     tax benefit                   (1,278)  (5)     (1,053) (22)     (1,193)  (4)
   Research and development
     tax credit                      (461)  (2)       (739) (16)       (348)  (1)
   (Benefit) expense of excess
     foreign tax credits on
     repatriation of foreign
     earnings                      (1,012)  (4)         -     -         362    1
   Loss carryforwards utilized     (2,704) (11)     (1,610) (34)     (1,625)  (6)
   Non-deductible write-off
     of investments in
     subsidiaries and reserves      3,499   14       1,553   33       1,597    5
   Other                              150    1          15    -         (62)   -

   Provision for income taxes     $ 8,399   35%    $ 1,877   40%    $11,951   43%
                                  =======   ===    =======   ===    =======   ===

   The major components of the deferred income tax provision are as follows (in thousands):
                                      Year Ended December 31,
                                      1994       1993       1992
   Change in eliminated
     intercompany profit           $   113    $   741    $  (683)
   Change in reserves for ob-
     solete inventory and
     warranty expense               (1,020)    (2,387)    (1,584)
   Change in other reserves          4,242      1,839       (133)
   Difference between tax
     and book depreciation            (116)     1,473         90
   Deferral of gain on
     condemnation                       -          -       3,277
   Miscellaneous other items           673       (488)        91

   Deferred income tax provision   $ 3,892    $ 1,178    $ 1,058
                                   =======    =======    =======


   Temporary  differences   and  carryforwards  which  give   rise  to  a
   significant portion of deferred tax assets and liabilities at December
   31, 1994 are as follows (in thousands):
                                       Deferred       Deferred
                                         Tax            Tax
                                        Assets       Liabilities
   Tax benefit of foreign loss
     carryforwards                    $ 4,440         $     -
   Deferred gain on condemnation           -             6,702
   Eliminated intercompany profit       3,491               -
   Reserves for obsolete inventory,
     warranty and bad debts             7,343               -
   Tax benefit of IPRI loss
     carryforward                       1,044               -
   Development cost of Hercules
     facility                              -             1,478
   Write-off of investment in
     subsidiaries                         542               -
   Depreciation                            -             1,887
   Miscellaneous other items              712            7,600

                                       17,572           17,667
   Valuation allowance                 (7,209)              -

   Total                              $10,363          $17,667
                                      =======          =======

   The net change in the  valuation allowance for deferred tax assets  in
   1994   was  a   decrease  of   $5,144,000  primarily   resulting  from
   unanticipated utilization of foreign loss carryforwards.

   At  December  31,  1994,   Bio-Rad's  international  subsidiaries  had
   combined net operating loss carryforwards of $15,507,000. A portion of these loss carryforwards will expire in the following years: 1997 - $397,000; 1998 - $1,097,000; 1999 - $677,000; 2000 - $264,000; 2001 -
   $636,000  and  2002  -   $196,000.    The  remainder  of   these  loss
   carryforwards have no expiration date. At December 31, 1994 Bio-Rad's domestic subsidiary, International Plant Research Institute (IPRI), had a net operating loss carryforward of $2,984,000 which will expire
   between  1998 and  2003.   The utilization  of these  carryforwards is
   limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $14,400,000 at December 31, 1994, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

   _________________________________________________________________

   6.  Stockholders' Equity

   Stock Classification

   The Company's outstanding stock consists of Class A Common Stock (Class A) and Class B Common Stock (Class B). Each share of Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most other respects except that (i) Class A has limited voting rights, each share of Class A being entitled to one-tenth of a vote on most matters and each share of Class B being entitled to one vote; (ii) Class A stockholders are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B stockholders are entitled to elect the balance of the directors; (iii) cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares, but no cash dividend may be paid on Class B shares unless an at least equal cash dividend is paid on Class A shares; and (iv) Class B shares are convertible at any time into Class A shares on a one for one basis at the option of the stockholder.

   Stock Option Plan

   Bio-Rad maintains incentive and non-qualified stock option plans for officers and certain other key employees. Under the Company's plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant and expire five years after the date of the grant.

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from exercise of non-qualified stock options and from certain dispositions of stock received by employees un-der qualified or incentive stock options. Activity under the plans for the three years ended December 31, 1994 is summarized below:

                                    Shares      Price Per Share
   Balance at December 31, 1991    108,775      $17.13 - $25.00
   Granted                          96,000      $18.06 - $19.87
   Exercised                        (5,650)         $17.13
   Cancelled                       (11,610)     $17.13 - $25.00
   Expired                          (3,700)         $25.00

   Balance at December 31, 1992    183,815      $17.13 - $19.87
   Granted                          96,000      $14.13 - $15.61
   Exercised                            -              -
   Cancelled                       (29,055)     $14.19 - $18.06
   Expired                              -              -

   Balance at December 31, 1993    250,760      $14.13 - $19.87
   Granted                          96,000      $11.06 - $12.93
   Exercised                        (6,988)     $14.19 - $18.06
   Cancelled                       (12,837)     $11.06 - $18.06
   Expired                         (89,175)         $17.13

   Balance at December 31, 1994    237,760      $11.06 - $19.87


   At December 31, 1994, the average exercise price of outstanding options is $14.49 per share, options for 45,812 shares were exercisable, 450,000 shares were available for future grants and approximately 240 employees held options.

   Employee Stock Purchase Plan

   Under the Amended 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 400,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value at the beginning of each calendar quarter or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. During 1994, 68,329 shares of stock were sold under the Plan for an aggregate price of $708,000. At December 31, 1994, 123,899 shares remained authorized under the Plan.
   _________________________________________________________________


   7.   Restructuring Costs

   In the fourth quarter of 1993, the Company recorded $3,816,000 of restructuring costs. These costs were primarily related to the closing of two facilities in Japan and the European headquarters office in Belgium. These charges consisted primarily of employee separation costs and write-offs of certain assets. $1,890,000 was included in Clinical Diagnostics, $1,428,000 in Analytical Instruments and $498,000 in Life Science. Cash outlays related to this restructuring were made with current operating funds and were substantially completed during 1994.

   In the fourth quarter of 1992, the Company recorded $900,000 for restructuring certain selling and administrative functions in the Analytical Instruments segment. These charges consisted primarily of employee separation costs. Cash outlays were completed during 1993.

   In the second quarter of 1992, the Company recorded $8,123,000 of restructuring costs within the Analytical Instruments segment. These costs were related to the closing of the Company's semiconductor manufacturing operation in Canada and the downsizing of another manufacturing operation in England. These charges consisted primarily of write-offs of inventories, lease related costs and employee separation costs. The lease related costs included reserves for future lease payments through 2001 on facilities no longer being utilized by the Company. At December 31, 1994 a liability of $1,263,000 remains for these leases. All other cash outlays were substantially completed during 1993 and 1994.
   _________________________________________________________________

    8.  Other Income and Expense

   Other, net includes the following income and (expense) components
   (in thousands):
                                         Year Ended December 31,
                                       1994       1993        1992

   Exchange losses                  $  (883)    $(1,853)   $(2,548)
   Property condemnation                 _           -      21,645
   Other non-operating litigation
     costs, net                      (4,860)        623     (3,358)
   Redemption of subordinated
     notes                             (616)         -          -
   Miscellaneous other items           (551)       (215)      (668)

   Other, net                       $(6,910)    $(1,445)   $15,071
                                    =======     =======    =======

   Exchange losses include premiums and discounts on forward foreign exchange contracts.

   In November 1984, the State of California Department of Transportation filed an Action in Eminent Domain and rendered to the Company its estimate of the value of the portion of its facilities in Richmond, California which had been displaced by a freeway expansion project. The Company contested the estimate and in June 1992 both parties agreed to a settlement of $22,566,000 including interest. The Company recorded a gain of $21,645,000 in the second quarter of 1992.

   ______________________________________________________________________

    9.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in thousands):

                                                         Year Ended December 31,
                                                       1994       1993       1992

   Net income                                        $15,598    $ 2,801    $15,554
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                   16,847     16,622     13,883
      Foreign currency hedges, net                     3,054       (192)    (1,790)
      Gains on dispositions of marketable securities    (291)    (4,091)    (7,658)
      Undistributed (earnings) loss of affiliates       (205)       (88)       492
      Increase in accounts receivable, net            (2,136)    (2,321)    (7,649)
      (Increase) decrease in inventories               1,588      9,100    (15,749)
      (Increase) decrease in other current assets       (964)     1,025        615
      (Increase) decrease in other assets                192       (307)        49
      Increase (decrease) in accounts payable and
         other current liabilities                     8,414     (2,682)     8,618
      Increase (decrease) in income taxes payable      1,541     (1,138)      (131)
      Increase (decrease) in deferred taxes            3,938      3,351     (2,802)
      Other                                              698        447        533

   Net cash provided by operating activities         $48,274    $22,527    $ 3,965
                                                     =======    =======    =======


   _________________________________________________________________

   10.  Commitments and Contingent Liabilities

   Rents and Leases

   Net  rental expense  under  operating leases  was $10,754,000  in
   1994,  $10,847,000 in 1993 and  $11,142,000 in 1992.   Leases are
   principally for facilities and automobiles.

   Annual  future minimum lease payments  at December 31, 1994 under
   operating  leases  are as  follows:   1995  - $8,450,000;  1996 -
   $6,000,000;  1997  -  $3,341,000;  1998  -  $2,796,000; 1999  -
   $2,590,000; subsequent to 1999 - $11,936,000.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $3,279,000, $2,298,000 and $2,523,000 in 1994, 1993 and
   1992, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. The contracts are marked to market at each balance sheet date, and the resulting net unrealized gains or losses offset exchange losses or gains on those receivables and payables. At December 31, 1994, the Company had contracts maturing in January and February 1995 to sell foreign currency with a market value of $66,621,000 and to purchase foreign currency with a market value of $28,787,000. At December 31, 1993, the Company had contracts maturing in January and February 1994 to sell foreign currency with a market value of $56,779,000 and to purchase foreign currency with a market value of $28,669,000.
   _________________________________________________________________

   11. Legal Proceedings

   In July 1994, Fuji Photo Film Co., Ltd., filed in Civil Department No. 29 of the Tokyo District Court an application for a temporary injunction for cessation of infringement of a Japanese patent which covers an autoradiographic imaging screen. In the opinion of management, the outcome of this claim will have no material adverse effect on the future results of operations or the financial position of the Company.

   In the fourth quarter of 1994, the Company reached a settlement in the action in the U.S. District Court in the District of New Jersey, brought in March 1991, by Pharmacia LKB Biotechnology, Inc., et. al. (Pharmacia) alleging infringement of Pharmacia's U.S. patent. The settlement provided for the payment by Bio-Rad to Pharmacia of $5,500,000. Additionally, both parties agreed to cross license various patents. The impact of the settlement and related legal fees on 1994 results was a charge of $4,860,000 recorded in other income and expense (see Note 8).

   In January 1991, the Company was served with a subpoena related to various contracts between the Company's Spectroscopy Division and the General Services Administration (GSA). In October 1992, a settlement was reached with the U.S. Department of Justice and Bio-Rad agreed to pay $1,500,000 to settle the civil claims made by the GSA. The full amount of the settlement was provided for in 1991 and early 1992. On October 14, 1992, in a related criminal matter, the Company plead guilty to one count of making a false statement. The Company was given a period of probation of three years and a fine of $200,000; the execution of the fine was suspended. In September 1993, the Company received notification that each of the Company's businesses were allowed to contract with all United States Government entities.

   The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. One such action relates to the U.S. Environmental Protection Agency which has named the Company as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at one site in Louisiana. In the opinion of management the outcome of these other claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.
   _________________________________________________________________

   12.  Related Party Transactions

   The Company regularly contracts for legal services with the law firm of Townsend and Townsend Khourie and Crew. Albert J.
   Hillman was a partner in this law firm during 1994 and a non-employee member of the Company's Board of Directors. The rate charged the Company for these services is comparable to the rates charged others for similar services.

   ______________________________________________________________________

   13.  Industry Segment Information

   Bio-Rad's business consists of three industry segments which operate in  both domestic and
   international markets.   Information regarding geographic areas at December 31, 1994, 1993 and 1992 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                          North                 Pacific    Elimin-   dated
   Worldwide Operations                   America    Europe       Rim      ations    Total
   Net sales to unaffiliated      1994   $163,745  $117,548     $74,006 $     -     $355,299
     customers                    1993    152,969   114,505      61,079       -      328,553
                                  1992    152,559   126,454      51,288       -      330,301

   Net intercompany sales         1994     79,915    40,798       6,044  (126,757)      -
                                  1993     71,441    32,354       6,404  (110,199)      -
                                  1992     76,785    36,025       6,611  (119,421)      -

   Total net sales                1994    243,660   158,346      80,050  (126,757)   355,299
                                  1993    224,410   146,859      67,483  (110,199)   328,553
                                  1992    229,344   162,479      57,899  (119,421)   330,301

   Income (loss) from operations  1994     24,066    10,768       1,897       -       36,731
                                  1993      7,570     2,268         445       -       10,283
                                  1992     11,993      (765)      3,288       -       14,516

   Identifiable assets            1994    163,914    66,748      32,988       -      263,650
                                  1993    168,128    63,315      28,447       -      259,890
                                  1992    173,373    74,142      25,215       -      272,730

   Net  intercompany sales and  income from  operations are recorded  on the basis  of inter-
   company prices established by the Company.


   Net sales in North America include export sales from the Company's United States operations of approximately $6,654,000, $6,314,000 and $6,735,000 in 1994, 1993 and 1992, respectively.

   Information  regarding industry segments at  December 31, 1994, 1993 and  1992 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                          Life      Clinical   Analytical            dated
   Market Segments                       Science   Diagnostics Instruments Corporate  Total

   Net sales to unaffiliated      1994   $169,676    $131,942   $ 53,681  $   -     $355,299
     customers                    1993    155,577     125,794     47,182      -      328,553
                                  1992    146,232     132,501     51,568      -      330,301

   Income (loss) from operations  1994     17,706      18,573      1,186     (734)    36,731
                                  1993      6,796       9,435     (6,087)     139     10,283
                                  1992      9,251      20,132    (15,058)     191     14,516

   Identifiable assets            1994    106,605      92,690     32,272   32,083    263,650
                                  1993    103,417      93,534     30,399   32,540    259,890
                                  1992     99,034     109,567     32,714   31,415    272,730

   Capital expenditures           1994      4,031       5,558      1,538      388     11,515
                                  1993      6,627       6,693      1,913      983     16,216
                                  1992      9,286       8,078      1,860    2,118     21,342

   Depreciation                   1994      6,531       6,439      1,773    1,234     15,977
                                  1993      5,911       6,917      1,856    1,293     15,977
                                  1992      4,717       5,509      2,015      967     13,208

   Sales between segments are immaterial.  Capital expenditures include capitalized leases of $784,000, $1,142,000 and $503,000 in 1994, 1993 and 1992, respectively.


   ______________________________________________________________________

   14.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1994 and 1993 are as fol-
   lows (in thousands, except per share data):
                              First   Second    Third   Fourth
                             Quarter  Quarter  Quarter  Quarter   Year
                             _______  _______ _______  _______  ________
      1994

   Net sales                 $89,657  $85,127 $83,834  $96,681  $355,299
   Gross profit               50,248   48,522  47,601   53,123   199,494
   Net income                $ 4,705  $ 2,812 $ 3,883  $ 4,198  $ 15,598
   Earnings per share           $.58     $.35    $.48     $.52     $1.93

      1993

   Net sales                 $80,504  $81,848 $78,916  $87,285  $328,553
   Gross profit               46,183   44,611  41,793   44,903   177,490
   Net income (loss)         $ 3,245  $   227 $    95  $  (766) $  2,801
   Earnings (loss) per share    $.41     $.03    $.01    $(.10)     $.35

   ______________________________________________________________________

   15.  Information Concerning Common Stock - (unaudited)

   The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respec-tively. The following sets forth, for the periods indicated, the high and low sales prices for the Company's Class A and Class B Common Stock.

                                Class A              Class B
                             High      Low        High      Low
                          _________________________________________
        1994

   First Quarter            14-1/8    10-1/4     13-5/8    10-1/4
   Second Quarter           19-3/8    12-5/8     19        12-7/8
   Third Quarter            24-7/8    17-5/8     24-5/8    17-1/2
   Fourth Quarter           29-1/4    24         28-1/2    24-3/4

        1993

   First Quarter            17-7/8    15-3/4     17-5/8    15-7/8
   Second Quarter           16-3/8    13-3/8     16-1/2    13-5/8
   Third Quarter            15-3/8    13-3/8     15-1/2    13-1/4
   Fourth Quarter           14        10         14        10-1/8


   At February 10, 1995, the Company had 666 holders of record of Class A Common Stock and 360 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

   The Company's transfer agent and registrar is Harris Trust Company of California; 601 So. Figueroa, Suite 4900, Los Angeles, California 90017; Attention: Stock Transfer Department. The telephone number is (800)554-3406. The mailing address is P.O. Box 755; Chicago, Illinois, 60690.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.





                                             /S/ Arthur Andersen LLP
                                             ARTHUR ANDERSEN LLP

   San Francisco, California,
     February 7, 1995

   Bio-Rad Laboratories, Inc.

   Management's Discussion and Analysis
   ________________________________________________________________

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                          FINANCIAL CONDITION

   This  discussion   should  be   read  in  conjunction   with  the
   information contained in the Company's Consolidated Financial Statements and the accompanying notes which are an integral part of the statements. References are to the Notes to Consolidated Financial Statements.

   The following table shows operating income and expense items as a percentage of net sales:
                                             1994    1993    1992
   Net sales                                 100.0   100.0   100.0
     Cost of goods sold                       43.9    46.0    41.8
   Gross profit                               56.1    54.0    58.2
     Selling, general and administrative      37.3    39.3    40.6
     Product research and development          8.5    10.4    10.5
     Restructuring costs                       -       1.2     2.7

   Income from operations                     10.3     3.1     4.4
                                             =====   =====   =====
   Net income                                  4.4     0.9     4.7
                                             =====   =====   =====

   _________________________________________________________________

   Corporate Results -- Sales, Margins and Expenses

   Bio-Rad's net sales (sales) in 1994 were $355.3 million, an 8.1% increase over 1993's $328.6 million. Compared to 1993, Life Science sales increased $14.1 million or 9.1%, Clinical Diagnostics increased $6.1 million or 4.9%, and Analytical
   Instruments increased $6.5 million or 13.8%. During 1994, an overall weaker U.S. dollar increased foreign currency denominated sales approximately 1% or $3.5 million compared to sales based on 1993 exchange rates. Life Science experienced strong first quarter growth owing largely to increased demand for products in Japan and the Far East; for the remainder of the year sales growth averaged 5%. Clinical Diagnostics sales growth was modest throughout the first three quarters of 1994. However, in the fourth quarter sales increased by 13% reflecting increased equipment sales in the Far East, continuing interest in the Company's diagnostic control product line and a weaker U.S. dollar when compared to the previous year. Analytical

   Instruments sales accelerated during the year increasing 6% in the first half of 1994 and 21% in the second half. Demand for the Company's semiconductor test and manufacturing equipment provided the major increases.

   Bio-Rad's sales in 1993 were $328.6 million, 0.5% below 1992's $330.3 million. Clinical Diagnostics and Analytical Instruments experienced decreased sales of $6.7 million or 5.1% and $4.4 million or 8.5%, respectively; Life Science had increased sales of $9.3 million or 6.4% in 1993. During 1993, the strengthened U.S. dollar reduced foreign currency denominated sales approximately $13.5 million when compared to sales based on 1992 exchange rates including an approximate $9.2 million reduction in Clinical Diagnostics sales. For the first half of 1993 all segments of the Company's operations reflected a slow-down of the global economy, particularly in spending on research and healthcare. Clinical Diagnostics was burdened throughout the year by healthcare reforms.

   Consolidated gross margins increased during 1994 to 56.1% from 54.0% in 1993. This increase is attributable to cost reductions made to lower overhead which relate, in part, to the prior years' restructuring efforts, improved volume for some large instruments, especially in Life Science and Analytical Instruments, and increased production levels. During 1993 production dropped to facilitate the reduction of inventory levels; this caused manufacturing variances that lowered margins. During the fourth quarter of 1994 a reduction in year-to-date gross margin occurred as warranty expense increased for Clinical Diagnostics and Analytical Instruments. Additionally, the Company increased the sale of certain large instruments which caused the gross margin to drop as a result of both sales mix and price.

   Consolidated gross margins were 54.0% in 1993 compared to 58.2% in 1992. The decrease was attributed in part to a strengthened dollar lowering the gross margin of foreign sales. Additionally, increased spending in manufacturing for anticipated growth and regulatory compliance caused unabsorbed manufacturing variances to adversely effect gross margins. Management addressed the over capacity in manufacturing by selective headcount reductions and facility closings during the second half of 1993.

   In 1994, for the second consecutive year, the percent of sales represented by consolidated selling, general and administrative expense (SG&A) decreased. Each segment contributed to the decline from 39.3% of sales in 1993 to 37.3% of sales in 1994. Analytical Instruments SG&A spending as a percentage of sales dropped 5.2%, Life Science and Clinical Diagnostics spending decreased by 2.3% and 1.1%, respectively. Decelerating the growth in spending to reduce SG&A as a percent of sales remains a management goal to improve overall profitability.

   The percent of sales represented by consolidated SG&A decreased in 1993 compared to 1992. The decline to 39.3% in 1993 from 40.6% in 1992, was experienced in all segments of the Company. SG&A spending as a percentage of sales declined 3.7% in Analytical Instruments, 1.1% in Life Science and 0.4% in Clinical Diagnostics. The decline in SG&A spending in Analytical Instruments was attributable to the downsizing and restructuring announced in 1992.

   Product research and development expense (R&D) decreased both in absolute dollars and as a percentage of sales in 1994. R&D declined in each business segment with Life Science reducing spending the most in absolute terms. During 1994, several large projects were either completed or near completion with the bulk of large outlays previously incurred. During 1995, the Company plans to increase spending on R&D in each segment as part of its continuing commitment to long-term growth.

   During 1993 R&D remained virtually unchanged from 1992 at 10.4% of sales. As a percentage of sales, Life Science R&D increased in 1993 while Clinical Diagnostics remained unchanged and Analytical Instruments declined.

   The Company made provisions for the cost of restructuring and closing various operations throughout the world in the amount of $3.8 million in 1993 and $9.0 million in 1992 (see Note 7). The results of the restructuring programs and reduced inventory levels had a significant impact on improved gross margins by eliminating excess capacity and stabilizing production levels. Additionally, the workforce reductions contributed to lower SG&A costs.

   Corporate Results -- Non-Operating Items

   Net interest expense represents 1.7% of sales in 1994 compared to 2.6% in 1993 and 2.8% in 1992. The decline is attributable to an overall reduction in the amount of borrowed capital. Average borrowings for the years 1994, 1993 and 1992 were $62.7 million, $95.8 million and $96.8 million, respectively. During 1994 interest rates rose which reduced the savings from lower borrowings. Lower interest expense in 1993, when compared to 1992, reflects lower borrowing rates, the favorable impact of the dollar on foreign borrowing cost and slightly reduced borrowings.


   Investment income in 1994, 1993 and 1992 includes gains on sales of marketable securities. Sales in 1993 and 1992 were principally shares of Escagenetics, offset in part by Bio-Rad's equity share of Escagenetics' losses in 1992. The Escagenetics shares were acquired by Bio-Rad's subsidiary, International Plant Research Institute (IPRI), in 1987 for substantially all of IPRI's operating assets. Investment income in 1992 also includes gains on sales of Nicolet Instrument Corporation (Nicolet) shares pursuant to a tender offer. Bio-Rad acquired the Nicolet shares in settlement of a legal dispute in 1988.

   Net other income and expense for the year ended 1994 is principally comprised of non-operating litigation costs (see Note
   11), exchange losses and the redemption premium on the subordinated notes retired in November 1994 (see Note 8). 1993 and 1992 net other income and expense include exchange losses and non-operating litigation costs. Additionally, 1992 contains a gain from settlement of an eminent domain action (see Note 8). Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The decrease in exchange losses in 1994 reflects the narrowing of the interest rate differentials as U.S. market interest rates rose to come in line with those of other countries.

   Bio-Rad's consolidated tax provision in 1994 was 35% after decreasing in 1993 to 40% from 43% in 1992. Changes in the location of taxable income and increased repatriation of foreign earnings caused the 1994 effective rate to drop by 5% (see Note
   5). In 1993, lower income levels subject to tax and the increased value of various tax credits and carryforwards caused the 1993 effective rate to drop by 3%.

   Financial Condition

   Historically, the Company's ongoing and principal capital requirement was for working capital to fund its growth in operations. In 1994 and 1993 reduced growth and an emphasis on working capital reduction mitigated this requirement. As the growth in operations returns to historical levels, the principal capital requirement will once again be for working capital.

   At December 31, 1994, the Company had available $3.8 million in cash and cash equivalents, $24.3 million under its international lines of credit and $54.7 million under its principal revolving credit agreement (see Note 4). Net cash provided by operations was substantially higher in 1994 than in any other period reported. Much of this was the result of the 1993 cost reduction program which lowered headcount approximately 10%, focused on reducing inventory through improved materials management practices and eliminated or postponed some discretionary spending. The total amount of interest bearing debt was reduced during 1994 by $33.7 million utilizing funds from operations.

   At December 31, 1994, Bio-Rad held marketable securities with a market value of $4.7 million, most of which could be readily converted into cash (see Note 3). Bio-Rad continues to hold 275,863 shares of Escagenetics (AMEX-ESN) stock. Sales of
   Escagenetics stock were a source of significant cash flows in 1993 and 1992. These shares are subject to option and no material cash flow or income from the sale of Escagenetics stock is currently foreseen.

   For the year ended December 1994, consolidated net inventories rose less than 2%. The rise in inventories was confined to those segments manufacturing large instruments and operating off of a backlog. For Clinical Diagnostics and product lines representing disposables or supplies, inventories continued to fall. Management regularly plans for and reviews the impact of obsolescence in current inventory caused by the introduction of new products. Management continues to focus on inventory control to moderate capital requirements.

   Consolidated net accounts receivable increased 7.8% in 1994 when compared to 1993. The fourth quarter rise in sales year over year was 10.8% and is the source of the year-end increase to net accounts receivable.

   A  valuation reserve is  necessary for  deferred tax  assets (see
   Note 5)   primarily  because   realization   of   tax   attribute
   carryforwards is uncertain.

   Net capital expenditures in 1994 totaled $9.8 million compared to $14.5 million and $20.4 million in 1993 and 1992, respectively. Constraint in the addition of machinery and equipment and leasehold improvements has been another component of management's cost reduction program contributing to lowering capital requirements. Expenditures in all years included clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Although management regularly approves capital spending in the normal course of business, there are no material outstanding commitments for capital expenditures at this time.

   Bio-Rad's liquidity is much improved from year-end 1993 and 1992. Available funds and cash flow from operations are adequate to meet the Company's objectives for operations, research and development, internal and external growth.

   New Financial Accounting Standards
   There are no new financial accounting standards that will impact the Company's financial statements.