Form 10-K405, Exhibit 13
period 1995-12-31
BIO RAD LABORATORIES INC
filed 1996-03-22
CIK 12208

   EXHIBIT 13.1

   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

                                                                             Year Ended December 31,
                                                         1995        1994        1993        1992        1991       1990
   ------------------------------------------------------------------------------------------------------------------------
   Net sales                                           $396,618    $355,299    $328,553    $330,301    $310,669   $286,673
     Cost of goods sold                                 171,942     155,805     151,063     138,173     133,787    123,675

   Gross profit                                         224,676     199,494     177,490     192,128     176,882    162,998

     Selling, general and administrative expense        150,272     132,591     129,187     133,934     125,224    113,805
     Product research and development expense            34,714      30,172      34,204      34,655      28,240     24,925
     Restructuring costs                                  1,500        -          3,816       9,023       1,290        -

   Income from operations                                38,190      36,731      10,283      14,516      22,128     24,268

   Other income (expense):
     Interest expense, net                               (4,465)     (6,138)     (8,406)     (9,368)     (7,858)    (7,148)
     Other, net                                            (183)     (6,596)      2,801      22,357        (763)        85

   Income before taxes                                   33,542      23,997       4,678      27,505      13,507     17,205
     Provision for income taxes                           8,386       8,399       1,877      11,951       5,353      6,493

   Net income                                          $ 25,156    $ 15,598    $  2,801    $ 15,554    $  8,154   $ 10,712
                                                         ======      ======       =====      ======       =====     ======


   Earnings per share                                     $3.09       $1.93       $0.35       $1.96       $1.04      $1.37
                                                         ======      ======       =====      ======       =====     ======

   Weighted average common shares                         8,137       8,075       7,993       7,924       7,871      7,831
   Cash dividends paid per common share                      -           -           -           -           -          -

   Total assets                                        $285,098    $263,650    $259,890    $272,730    $253,142   $213,177

   Long-term debt, net of current maturities           $ 20,922    $ 26,287    $ 47,834    $ 57,909    $ 64,906   $ 42,710

   ________________________________________________________________________________________________________________________

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands)

   __________________________________________________________________________________________
                                                                   December 31,
   Assets                                                      1995             1994
   Current Assets:
     Cash and cash equivalents                               $ 14,774         $  3,751
     Accounts receivable, less allowance of $3,094 in
       1995 and $2,894 in 1994                                 92,061           81,714
     Inventories                                               75,357           73,339
     Deferred tax assets                                       12,274           10,363
     Prepaid expenses and other current assets                  7,126            9,163
         Total current assets                                 201,592          178,330

   Property, Plant and Equipment:
     Land and improvements                                      8,057            8,057
     Buildings and leasehold improvements                      51,786           50,757
     Equipment                                                 99,486           91,600
         Total property, plant and equipment                  159,329          150,414
     Less accumulated depreciation                             86,363           74,789
         Net property, plant and equipment                     72,966           75,625

   Marketable Securities                                        5,902            4,743
   Other Assets                                                 4,638            4,952

   Total Assets                                              $285,098         $263,650
                                                             ========         ========
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                          December 31,
   Liabilities and Stockholders' Equity                                1995          1994
   Current Liabilities:
     Notes payable                                                   $ 13,614      $ 20,902
     Current maturities of long-term debt                                 655           691
     Accounts payable                                                  19,946        21,116
     Accrued payroll and employee benefits                             23,908        21,191
     Sales, income and other taxes payable                              7,082         6,377
     Other current liabilities                                         24,612        19,601
          Total current liabilities                                    89,817        89,878

   Long-Term Debt, net of current maturities                           20,922        26,287
   Deferred Tax Liabilities                                            17,300        17,667
          Total liabilities                                           128,039       133,832

   Commitments and Contingent Liabilities

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                    -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 1995 - 6,395,522;
       1994 - 6,311,128                                                 6,396         6,311
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 1995 - 1,764,042;
       1994 - 1,794,999                                                 1,764         1,795
     Additional paid-in capital                                        19,966        18,927
     Retained earnings                                                124,857        99,701
     Currency translation                                               3,527         2,566
     Net unrealized holding gain on marketable securities                 549           518
          Total stockholders' equity                                  157,059       129,818

   Total Liabilities and Stockholders' Equity                        $285,098      $263,650
                                                                     ========      ========
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ___________________________________________________________________________________________________
                                                                    Year Ended December 31,
                                                              1995            1994           1993
   Net sales                                                $396,618        $355,299       $328,553
     Cost of goods sold                                      171,942         155,805        151,063

   Gross profit                                              224,676         199,494        177,490

     Selling, general and administrative expense             150,272         132,591        129,187
     Product research and development expense                 34,714          30,172         34,204
     Restructuring costs                                       1,500              -           3,816

   Income from operations                                     38,190          36,731         10,283

   Other income (expense):
     Interest expense                                         (4,465)         (6,138)        (8,406)
     Investment income, net                                    1,230             314          4,246
     Other, net                                               (1,413)         (6,910)        (1,445)

   Income before taxes                                        33,542          23,997          4,678

     Provision for income taxes                                8,386           8,399          1,877

   Net income                                               $ 25,156        $ 15,598       $  2,801
                                                            ========        ========       ========

   Earnings per share                                          $3.09           $1.93          $0.35
                                                               =====           =====          =====

   Weighted average common shares                              8,137           8,075          7,993
                                                               =====           =====          =====
   ___________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                          Year Ended December 31,
                                                                       1995         1994        1993
   Cash flows from operating activities:
        Cash received from customers                                 $387,729     $354,463    $323,830
        Cash paid to suppliers and employees                         (339,702)    (290,163)   (292,861)
        Interest paid                                                  (4,008)      (6,725)     (8,608)
        Income tax receipts (payments)                                 (5,679)      (2,586)        286
        Miscellaneous payments                                           (108)      (6,715)       (120)

        Net cash provided by operating activities                      38,232       48,274      22,527

   Cash flows from investing activities:
        Capital expenditures, net                                     (12,307)      (9,798)    (14,549)
        Payments for acquisitions                                        (829)          -           -
        Purchases of marketable securities and investments             (3,098)      (1,417)       (234)
        Sales of marketable securities and investments                  2,959        1,261       5,147
        Foreign currency hedges, net                                     (638)      (3,102)        872

        Net cash used in investing activities                         (13,913)     (13,056)     (8,764)

   Cash flows from financing activities:
        Net borrowings under line-of-credit arrangements               (8,063)      (8,839)     (3,195)
        Additions to long-term debt                                    59,400       65,500      70,500
        Payments on long-term debt                                    (65,535)     (90,381)    (83,349)
        Proceeds from issuance of common stock                          1,093          823         814

        Net cash used in financing activities                         (13,105)     (32,897)    (15,230)

   Effect of exchange rate changes on cash                               (191)      (1,682)      1,893

   Net increase in cash and cash equivalents                           11,023          639         426
   Cash and cash equivalents at beginning of year                       3,751        3,112       2,686

   Cash and cash equivalents at end of year                          $ 14,774     $  3,751    $  3,112
                                                                     ========     ========    ========
   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands, except share data)

   ______________________________________________________________________
                                              Year Ended December 31,
                                           1995        1994       1993
   Common Shares:
     Balance at beginning of year       8,106,127   8,030,810  7,950,527
     Issuance of common stock              53,437      75,317     80,283
     Balance at end of year             8,159,564   8,106,127  8,030,810
   _______________________________________________________________________

   Common Stock:
     Balance at beginning of year        $  8,106    $  8,031   $  7,950
     Issuance of common stock                  54          75         81
     Balance at end of year                 8,160       8,106      8,031

   Additional Paid-In Capital:
     Balance at beginning of year          18,927      18,179     17,193
     Issuance of common stock               1,039         748        986
     Balance at end of year                19,966      18,927     18,179

   Retained Earnings:
     Balance at beginning of year          99,701      84,103     81,302
     Net income                            25,156      15,598      2,801
     Balance at end of year               124,857      99,701     84,103

   Currency Translation:
     Balance at beginning of year           2,566          (3)       610
     Change in currency translation           961       2,569       (613)
     Balance at end of year                 3,527       2,566         (3)

   Net Unrealized Holding Gain (Loss)
   On Marketable Securities:
     Balance at beginning of year             518          -          -
     Adoption of SFAS 115 effective
       January 1, 1994                         -        1,572         -
     Change in net unrealized holding
       gain (loss)                             31      (1,054)        -
     Balance at end of year                   549         518         -

                                         ________    ________   ________

   Total Stockholders' Equity            $157,059    $129,818   $110,310
                                         ========    ========   ========
   _________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   _________________________________________________________________

   1.  Significant Accounting Policies

   Principles of Consolidation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, revenues and expenses. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1995 presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value. The majority of the cash balance at December 31, 1995 is deposited in a major U.S. bank.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and does not require collateral. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently foresee a credit risk associated with these receivables.

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

   Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services rendered and all significant obligations of the Company have been met. Sales to end-users made through distributors or, on a non-recourse basis through factors, are recorded net of applicable discounts and factoring expenses. Factoring expenses were $1,398,000, $1,544,000 and $2,359,000 in 1995, 1994 and 1993,
   respectively. Where appropriate, the Company also establishes a concurrent reserve for returns and allowances.

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

   Forward Exchange Contracts

   As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. These nonspeculative contracts have maturity dates of 60 days or less, relate primarily to currencies of industrial countries and are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense offsetting exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of premiums and discounts resulting from interest rate differentials between the U.S. and the countries of the currencies being traded. The cash flows related to these contracts are classified as cash flows from investing activities in the statement of cash flows.

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

   _________________________________________________________________

   2.  Inventories

   The  principal  components  of  inventories are  as  follows  (in thousands):
                                               December 31,
                                           1995            1994
   Raw materials                        $ 26,467        $ 23,713
   Work in process                        17,189          19,813
   Finished goods                         31,701          29,813
                                        --------        --------
   Inventories                          $ 75,357        $ 73,339
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

   Under SFAS No. 115, the Company's marketable securities are classified as available-for-sale and are recorded at current market value with an offsetting adjustment to stockholders' equity. The Company's portfolio is comprised principally of equity securities with an aggregate market value of $5,902,000 and $4,743,000 and cost of $5,353,000 and $4,225,000 at December
   31, 1995 and 1994, respectively.

   Unrealized holding gains and losses pertaining to marketable securities are included as a separate component of stockholders' equity until realized. At December 31, 1995, gross unrealized holding gains and losses were $909,000 and $360,000, respectively. At December 31, 1994, gross unrealized holding gains and losses were $880,000 and $362,000, respectively.

   Prior to the adoption of SFAS No. 115, the Company recorded marketable securities at the lower of cost or market with any temporary aggregate write-down recorded as a separate component of stockholders' equity. For the year 1993, no unrealized losses were recorded in earnings.

   For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows:



                                       Year Ended December 31,
                                     1995        1994       1993
   Proceeds                        $ 2,959     $ 1,261    $ 5,147
                                   =======     =======    =======

   Gross realized gains            $ 1,118     $   432    $ 4,148
   Gross realized losses              (123)       (141)       (57)
                                   -------     -------    -------
   Net realized gain               $   995     $   291    $ 4,091
                                   =======     =======    =======

   _________________________________________________________________

   4.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $45,328,000, of which $36,268,000 was unused at December 31, 1995. The weighted average interest rate on these lines was 8.71% and 7.52% at December 31, 1995 and 1994, respectively. The parent company guarantees most of these credit lines. The carrying amounts of notes payable, which includes borrowings under these lines and cash overdrafts, approximate their fair value.

   The principal  components of  long-term debt are  as follows  (in thousands):
                                               December 31,
                                           1995            1994
   Revolving credit agreement            $    -         $  5,300
   10.90% Subordinated Notes              20,000          20,000
   Bank credit arrangements                   51              94
   Capitalized leases                      1,526           1,584
                                         -------        --------
                                          21,577          26,978
   Less current maturities                   655             691
                                         -------        --------
   Long-Term Debt                        $20,922        $ 26,287
                                         =======        ========

   The Company has a $60 million revolving credit agreement which provides for borrowings on an unsecured basis through March 1998. The outstanding balance is $0 and $5,300,000 at December 31, 1995 and 1994, respectively. Interest is at spreads over money market rates or at the prime rate. The applicable interest rate at both December 31, 1995 and 1994 was 8.50%. A fee ranging from 0.2% to 0.3% annually is charged on the daily unborrowed portion of the commitment.

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

   The revolving credit agreement and subordinated notes indentures (including amendments) require the Company, among other things, to comply with certain financial ratio covenants. The Company was in compliance with all financial ratio covenants as of December 31, 1995. These agreements also contain certain other restrictions, including the limitation of cash dividends. Under the most restrictive of these, approximately $10,000,000 of retained earnings were available for payment of cash dividends at December 31, 1995.

   Maturities of long-term debt at December 31, 1995 are as follows:
   1996 - $655,000;  1997 -  $4,472,000; 1998 -  $4,331,000; 1999  -
   $4,099,000; 2000 - $4,020,000; subsequent to 2000 - $4,000,000.

   The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for similar issues of comparable maturities. At December 31, 1995, the estimated fair value is $23,565,000.

   _________________________________________________________________

   5.  Income Taxes

   The  U.S. and international components of income before taxes are as follows (in thousands):
                                             Year Ended December 31,
                                         1995        1994       1993
   U.S.                                $ 24,592    $ 13,652   $  7,688
   International                          8,950      10,345     (3,010)
                                       --------    --------   --------
   Income before taxes                 $ 33,542    $ 23,997   $  4,678
                                       ========    ========   ========

   The provision for income taxes consists of (in thousands):
                                             Year Ended December 31,
                                         1995       1994        1993
   Current:
     U.S. Federal                      $  6,764    $    368   $   (324)
     International                        2,115       3,476        904
     U.S. State                           1,008         663        119
                                       --------    --------   --------
                                          9,887       4,507        699
   Deferred                              (1,501)      3,892      1,178
                                       --------    --------   --------
   Provision for income taxes          $  8,386    $  8,399   $  1,877
                                       ========    ========   ========


   The major components of the deferred income tax provision are as follows (in thousands):
                                      Year Ended December 31,
                                     1995       1994       1993
   Change in eliminated
     intercompany profit           $   (29)   $   113    $   741
   Change in reserves for ob-
     solete inventory and
     warranty expense               (2,007)    (1,020)    (2,387)
   Change in other reserves            147      4,242      1,839
   Difference between tax
     and book depreciation            (138)      (116)     1,473
   Miscellaneous other items           526        673       (488)
                                   -------    -------    -------
   Deferred income tax provision   $(1,501)   $ 3,892    $ 1,178
                                   =======    =======    =======

   The reconciliation of the effective tax rate is as follows (dollars in thousands):
                                               Year Ended December 31,
                                         1995             1994             1993
                                     Amount    %      Amount    %      Amount    %
   U.S. statutory tax rate        $11,740   35%    $ 8,399   35%    $ 1,596   34%
   State taxes, net of
     federal income tax benefit       426    1         515    2         278    6
   Effect of international
     losses and differences
     between international
     and U.S. tax rates               781    2       1,291    5       1,837   39
   Foreign Sales Corporation
     tax benefit                   (1,539)  (4)     (1,278)  (5)     (1,053) (22)
   Research and development
     tax credit                      (265)  (1)       (461)  (2)       (739) (16)
   Benefit of excess foreign
     tax credits on
     repatriation of foreign
     earnings                        (908)  (3)     (1,012)  (4)         -     -
   Loss carryforwards utilized     (1,678)  (5)     (2,704) (11)     (1,610) (34)
   Non-deductible write-off
     of investments in
     subsidiaries and reserves         -     -       3,499   14       1,553   33
   Other                             (171)   -         150    1          15    -
                                  -------   ---    -------   ---    -------   ---
   Provision for income taxes     $ 8,386   25%    $ 8,399   35%    $ 1,877   40%
                                  =======   ===    =======   ===    =======   ===

   Temporary  differences   and  carryforwards  which  give   rise  to  a
   significant portion of deferred tax assets and liabilities at December
   31, 1995 are as follows (in thousands):
                                       Deferred       Deferred
                                         Tax            Tax
                                        Assets       Liabilities
   Tax benefit of foreign loss
     carryforwards                     $ 4,231        $    -
   Deferred gain on condemnation            -           6,712
   Eliminated intercompany profit        3,895             -
   Reserves for obsolete inventory,
     warranty and bad debts              8,788             -
   Tax benefit of IPRI loss
     carryforward                          675             -
   Development cost of Hercules
     facility                               -           1,444
   Write-off of investment in
     subsidiaries                          479             -
   Depreciation                             -           1,653
   Miscellaneous other items               684          7,491
                                       -------        -------
                                        18,752         17,300
   Valuation allowance                  (6,478)           -
                                       -------        -------
   Total                               $12,274        $17,300
                                       =======        =======

   The net change in the valuation allowance for deferred tax assets in 1995 was a decrease of $731,000 primarily resulting from unanticipated utilization of foreign loss carryforwards.

   At  December  31,  1995,   Bio-Rad's  international  subsidiaries  had
   combined net operating loss carryforwards of $12,203,000. A portion of these loss carryforwards will expire in the following years: 1997 - $255,000; 1998 - $1,035,000; 1999 - $647,000; 2000 - $658,000 and
   2002  - $72,000.   The remainder  of these loss  carryforwards have no
   expiration date. At December 31, 1995 Bio-Rad's domestic subsidiary, International Plant Research Institute (IPRI), had a net operating loss carryforward of $1,929,000 which will expire between 1998 and
   2003.   The  utilization  of these  carryforwards  is limited  to  the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $16,590,000 at December 31, 1995, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

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

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from exercise of non-qualified stock options and from certain dispositions of stock received by employees un-der qualified or incentive stock options. Activity under the plans for the three years ended December 31, 1995 is summarized below:

                                    Shares      Price Per Share
   Balance at December 31, 1992    183,815      $17.13 - $19.87
   Granted                          96,000      $14.13 - $15.61
   Exercised                            -              -
   Cancelled                       (29,055)     $14.19 - $18.06
   Expired                              -              -
                                   -------
   Balance at December 31, 1993    250,760      $14.13 - $19.87
   Granted                          96,000      $11.06 - $12.93
   Exercised                        (6,988)     $14.19 - $18.06
   Cancelled                       (12,837)     $11.06 - $18.06
   Expired                         (89,175)         $17.13
                                   -------


                                   15





   Balance at December 31, 1994    237,760      $11.06 - $19.87
   Granted                          97,200      $27.00 - $30.04
   Exercised                       (26,368)     $11.06 - $18.06
   Cancelled                       (23,621)     $11.06 - $27.31
   Expired                              -              -
                                   -------
   Balance at December 31, 1995    284,971      $11.06 - $30.04
                                   =======

   At December 31, 1995, the average exercise price of outstanding options is $18.58 per share, options for 68,958 shares were exercisable, 358,708 shares were available for future grants and approximately 230 employees held options.

   Employee Stock Purchase Plan

   Under the Amended 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 430,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. During 1995, 27,069 shares of stock were sold under the Plan for an aggregate price of $670,000. At December 31, 1995, 126,830 shares remained authorized under the Plan.
   _________________________________________________________________

   7.   Restructuring Costs

   In the third quarter of 1995, the Life Science segment announced it would close its sales office and warehouse located in New York. The functions performed at this location were considered redundant and will be absorbed by the California operations. In conjunction with this decision, the Company recorded $1,500,000 of restructuring costs. These charges consisted primarily of lease related costs and employee separation costs. Cash outlays commenced in the fourth quarter of 1995; they are expected to be made with current operating funds, and to be completed in 1996 with the exception of lease related costs. Future lease payments have been reserved through 2001. This reserve may be offset in the future should the Company be successful in efforts to sublease the property.

   In the fourth quarter of 1993, the Company recorded $3,816,000 of restructuring costs. These costs were primarily related to the closing of two facilities in Japan and the European headquarters office in Belgium. These charges consisted primarily of employee separation costs and write-offs of certain assets. $1,890,000 was included in Clinical Diagnostics, $1,428,000 in Analytical Instruments and $498,000 in Life Science. Cash outlays related to this restructuring were made with current operating funds and were completed during 1994 and 1995.

   Restructuring costs recorded in 1992 included reserves for future lease payments through 2001 on facilities no longer being utilized by the Company. At December 31, 1995 a liability of $1,231,000 remains for these leases.
   _________________________________________________________________

   8.  Other Income and Expense

   Other, net includes the following income and (expense) components
   (in thousands):
                                          Year Ended December 31,
                                      1995        1994       1993
   Exchange gains (losses)          $   118     $  (883)   $(1,853)
   Other non-operating litigation
     costs, net                      (1,350)     (4,860)       623
   Redemption of subordinated
     notes                               -         (616)        -
   Miscellaneous other items           (181)       (551)      (215)
                                    -------     -------    -------
   Other, net                       $(1,413)    $(6,910)   $(1,445)
                                    =======     =======    =======

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

   ________________________________________________________________

   9.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in thousands):

                                                        Year Ended December 31,
                                                      1995        1994       1993

   Net income                                       $25,156     $15,598    $ 2,801
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                  16,681      16,847     16,622
      Foreign currency hedge transactions, net          649       3,054       (192)
      Gains on dispositions of marketable securities   (995)       (291)    (4,091)
      Increase in accounts receivable, net           (9,261)     (2,136)    (2,321)
      (Increase) decrease in inventories               (984)      1,588      9,100
      (Increase) decrease in other current assets     1,560        (964)     1,025
      Increase (decrease) in accounts payable and
         other current liabilities                    5,531       8,414     (2,682)
      Increase (decrease) in income taxes payable     1,153       1,541     (1,138)
      Increase (decrease) in deferred taxes          (1,321)      3,938      3,351
      Other                                              63         685         52
                                                    -------     -------    -------
   Net cash provided by operating activities        $38,232     $48,274    $22,527
                                                    =======     =======    =======


   ___________________________________________________________________________

   10.  Commitments and Contingent Liabilities

   Rents and Leases

   Net  rental expense  under  operating leases  was $11,105,000  in
   1995,  $10,754,000 in 1994 and  $10,847,000 in 1993.   Leases are
   principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1995 under operating leases are as follows: 1996 - $9,344,000; 1997 - $6,478,000; 1998 - $3,676,000; 1999 - $2,951,000; 2000 -
   $2,429,000; subsequent to 2000 - $9,857,000.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $2,870,000, $3,279,000 and $2,298,000 in 1995, 1994 and
   1993, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. The contracts are marked to market at each balance sheet date, and the resulting net unrealized gains or losses offset exchange losses or gains on those receivables and payables. At December 31, 1995, the Company had contracts maturing in January and February 1996 to sell foreign currency with a market value of $83,228,000 and to purchase foreign currency with a market value of $43,885,000. At December 31, 1994, the Company had contracts maturing in January and February 1995 to sell foreign currency with a market value of $66,621,000 and to purchase foreign currency with a market value of $28,787,000.
   _________________________________________________________________

   11. Legal Proceedings

   In July 1994, Fuji Photo Film Co., Ltd., filed in Civil Department No. 29 of the Tokyo District Court an application for a temporary injunction for cessation of infringement of a Japanese patent which covers an autoradiographic process. In the opinion of management, the outcome of this claim will have no material adverse effect on the future results of operations or the financial position of the Company.

   In the fourth quarter of 1994, the Company reached a settlement in an action in the U.S. District Court in the District of New Jersey, brought in March 1991, by Pharmacia LKB Biotechnology, Inc., et. al. (Pharmacia) alleging infringement of Pharmacia's U.S. patent. The settlement provided for the payment by Bio-Rad to Pharmacia of $5,500,000. Additionally, both parties agreed to cross license various patents. The impact of the settlement and related legal fees on 1994 results was a charge of $4,860,000 recorded in other income and expense (see Note 8).

   The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. One such action relates to the U.S. Environmental Protection Agency which has informed the Company that it may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, at one site in Colorado. In the opinion of management the outcome of this and other claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.
   _________________________________________________________________

   12.  Related Party Transactions

   The Company regularly contracts for legal services with the law firm of Townsend and Townsend and Crew. Albert J. Hillman was of counsel in this law firm during 1995 and a non-employee member of the Company's Board of Directors. The rate charged the Company for these services is comparable to the rates charged others for similar services.
   _________________________________________________________________

   _________________________________________________________________

   13.  Industry Segment Information

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research
   products,  clinical  diagnostics  and   analytical  instruments.    Information  regarding
   geographic areas at December 31, 1995,  1994 and 1993 and for  the years then ended is  as follows (in thousands):
                                                                                    Consoli-
                                          North                 Pacific    Elimin-   dated
   Worldwide Operations                   America    Europe       Rim      ations    Total
   Net sales to unaffiliated      1995   $169,350  $138,288     $88,980  $    -     $396,618
     customers                    1994    163,745   117,548      74,006       -      355,299
                                  1993    152,969   114,505      61,079       -      328,553

   Net intercompany sales         1995     98,734    42,335       6,164  (147,233)      -
                                  1994     79,915    40,798       6,044  (126,757)      -
                                  1993     71,441    32,354       6,404  (110,199)      -

   Total net sales                1995    268,084   180,623      95,144  (147,233)   396,618
                                  1994    243,660   158,346      80,050  (126,757)   355,299
                                  1993    224,410   146,859      67,483  (110,199)   328,553

   Income from operations         1995     25,076    11,030       2,084       -       38,190
                                  1994     24,066    10,768       1,897       -       36,731
                                  1993      7,570     2,268         445       -       10,283

   Identifiable assets            1995    178,738    69,502      36,858       -      285,098
                                  1994    163,914    66,748      32,988       -      263,650
                                  1993    168,128    63,315      28,447       -      259,890

   Net  intercompany sales and  income from  operations are recorded  on the  basis of inter-
   company prices established by the Company.

   Net  sales  in  North America  include  export  sales  from  the Company's  United  States operations of approximately $6,163,000, $6,654,000 and $6,314,000 in 1995, 1994 and 1993,
   respectively.


   Information  regarding industry segments at  December 31, 1995, 1994 and  1993 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                          Life      Clinical   Analytical            dated
   Market Segments                       Science   Diagnostics Instruments Corporate  Total

   Net sales to unaffiliated      1995   $193,145    $137,426   $ 66,047  $   -     $396,618
     customers                    1994    169,676     131,942     53,681      -      355,299
                                  1993    155,577     125,794     47,182      -      328,553

   Income (loss) from operations  1995     17,250      17,465      3,873     (398)    38,190
                                  1994     17,706      18,573      1,186     (734)    36,731
                                  1993      6,796       9,435     (6,087)     139     10,283

   Identifiable assets            1995    115,256      94,321     32,804   42,717    285,098
                                  1994    106,605      92,690     32,272   32,083    263,650
                                  1993    103,417      93,534     30,399   32,540    259,890

   Capital expenditures           1995      5,598       6,624      1,514      655     14,391
                                  1994      4,031       5,558      1,538      388     11,515
                                  1993      6,627       6,693      1,913      983     16,216

   Depreciation                   1995      6,986       6,510      1,555    1,181     16,232
                                  1994      6,531       6,439      1,773    1,234     15,977
                                  1993      5,911       6,917      1,856    1,293     15,977

   Sales between segments are immaterial.  Capital expenditures include capitalized leases of $778,000, $784,000 and $1,142,000 in 1995, 1994 and 1993, respectively.

   ___________________________________________________________________________

   14.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1995 and 1994 are as fol-
   lows (in thousands, except per share data):
                              First   Second    Third   Fourth
                             Quarter  Quarter  Quarter  Quarter   Year
      1995

   Net sales                 $97,858  $97,921 $92,905 $107,934  $396,618
   Gross profit               56,041   56,518  52,937   59,180   224,676
   Net income                  8,053    6,513   4,440    6,150    25,156
   Earnings per share          $0.99    $0.80   $0.55    $0.75     $3.09

      1994

   Net sales                 $89,657  $85,127 $83,834  $96,681  $355,299
   Gross profit               50,248   48,522  47,601   53,123   199,494
   Net income                  4,705    2,812   3,883    4,198    15,598
   Earnings per share          $0.58    $0.35   $0.48    $0.52     $1.93

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

                                Class A              Class B
                             High      Low        High      Low
        1995

   First Quarter            28-7/8    24-7/8     28        24-3/4
   Second Quarter           36-1/4    27-1/2     35-3/4    27-3/8
   Third Quarter            40-3/4    35-1/4     40-3/8    35-1/4
   Fourth Quarter           42-5/8    37         42-3/4    37-5/8

        1994

   First Quarter            14-1/8    10-1/4     13-5/8    10-1/4
   Second Quarter           19-3/8    12-5/8     19        12-7/8
   Third Quarter            24-7/8    17-5/8     24-5/8    17-1/2
   Fourth Quarter           29-1/4    24         28-1/2    24-3/4


   At February 14, 1996, the Company had 601 holders of record of Class A Common Stock and 334 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.





                                               /S/ Arthur Andersen LLP
                                               ARTHUR ANDERSEN LLP

   San Francisco, California,
     February 6, 1996

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

   The following table shows operating income and expense items as a percentage of net sales:
                                             1995    1994    1993
   Net sales                                 100.0   100.0   100.0
     Cost of goods sold                       43.4    43.9    46.0
   Gross profit                               56.6    56.1    54.0
     Selling, general and administrative      37.9    37.3    39.3
     Product research and development          8.7     8.5    10.4
     Restructuring costs                       0.4     -       1.2
                                             -----   -----   -----
   Income from operations                      9.6    10.3     3.1
                                             =====   =====   =====
   Net income                                  6.3     4.4     0.9
                                             =====   =====   =====

   _________________________________________________________________

   Corporate Results -- Sales, Margins and Expenses

   Bio-Rad's net sales (sales) for 1995 were $396.6 million, representing growth of 11.6%. This is the largest year over year increase since 1990. Compared to 1994, Life Science sales increased $23.5 million or 13.8%, Clinical Diagnostics increased $5.5 million or 4.2%, and Analytical Instruments increased $12.4 million or 23.0%. Overall for 1995, the weaker U.S. dollar had the effect of increasing foreign currency denominated sales approximately 4.0% or $14.4 million. Sales were strong throughout 1995 for both Life Science and Analytical Instruments, particularly for the Company's semiconductor test and manufacturing equipment. Growth exceeded 15% for both of these segments throughout the year with the single exception of Life Science in the first quarter. Globally, competition remains severe and markets weak for the Clinical Diagnostics segment.

   Bio-Rad's sales in 1994 were $355.3 million, an 8.1% increase over 1993's $328.6 million. Compared to 1993, Life Science sales increased $14.1 million or 9.1%, Clinical Diagnostics increased $6.1 million or 4.9% and Analytical Instruments increased $6.5 million or 13.8%. During 1994, an overall weaker U.S. dollar increased foreign currency denominated sales approximately 1% or $3.5 million compared to sales based on 1993 exchange rates. Life Science experienced strong first quarter growth owing largely to increased demand for products in Japan and the Far East; for the remainder of the year sales growth averaged 5%. Clinical Diagnostics sales growth was modest throughout the first three quarters of 1994. However, in the fourth quarter sales increased by 13% reflecting increased equipment sales in the Far East, continuing interest in the Company's diagnostic control product line and a weaker U.S. dollar when compared to the previous year. Analytical Instruments sales accelerated during the year increasing 6% in the first half of 1994 and 21% in the second half. Demand for the Company's semiconductor test and manufacturing equipment provided the major increases.

   Consolidated gross margins increased during 1995 to 56.6% from 56.1% in 1994. This increase is attributable to both increased revenue from foreign sales as a result of the weaker dollar and continuing improvements to the manufacturing process which have allowed the Company to operate at more efficient levels. During the fourth quarter of the year, it has been customary that larger instrument sales increase in relation to total sales resulting in a lower gross margin as a result of sales mix.

   Consolidated gross margins increased during 1994 to 56.1% from 54.0% in 1993. This increase is attributable to cost reductions made to lower overhead which relate, in part, to the prior years' restructuring efforts, improved volume for some large instruments, especially in Life Science and Analytical Instruments, and overall increased production levels.

   During 1995, consolidated selling, general and administrative expense (SG&A) increased to 37.9% from 37.3% in 1994. The increased spending represented investment in additional personnel for the direct sales force and their ancillary support. Support costs included computer hardware, demonstration equipment, advertising and sales support personnel. Spending exceeded sales growth in the Life Science and Clinical Diagnostics segments. Analytical Instruments succeeded in growing sales faster than SG&A primarily because of the demand for the Company's products sold to the semiconductor industry.

   1994 was the second consecutive year that the percent of sales represented by consolidated SG&A decreased. Each segment contributed to the decline from 39.3% of sales in 1993 to 37.3% of sales in 1994. Analytical Instruments SG&A spending as a percentage of sales dropped 5.2%, Life Science and Clinical

   Diagnostics spending decreased by 2.3% and 1.1%, respectively. Controlling the growth of SG&A as a percent of sales remains a management goal to improve overall profitability.

   As  part  of the  Company's  continuing  commitment to  long-term growth, Bio-Rad increased product research and development expense (R&D) to 8.7% of sales in 1995 from 8.5% in 1994. In absolute dollars, spending increased $4.5 million with each segment participating in the year over year increased investment in R&D.

   R&D decreased both in absolute dollars and as a percentage of sales in 1994. R&D declined in each business segment with Life Science reducing spending the most in absolute terms. During 1994, several large projects were either completed or near completion with the bulk of large outlays previously incurred.

   The Life Science segment made a $1.5 million provision for the cost of closing its New York warehouse and distribution center in the third quarter of 1995 (see Note 7). After a marketing and service review, management concluded that the required service level for customers throughout the United States could be met
   from  utilizing its  West  Coast facilities  and personnel.   The
   closing of this facility will eliminate redundant costs and enable the Company to more efficiently use its remaining distribution space.

   The Company made provisions for the cost of restructuring and closing various operations throughout the world in the amount of $3.8 million in 1993 (see Note 7). The results of the restructuring programs improved gross margins by eliminating excess capacity and lowered SG&A costs.

   Corporate Results -- Non-Operating Items

   Net interest expense represents 1.1% of sales in 1995 compared to 1.7% in 1994 and 2.6% in 1993. The decline is attributable to an overall reduction in the amount of interest bearing debt. Average borrowings for the years 1995, 1994 and 1993 were $42.4 million, $62.7 million and $95.8 million, respectively. During 1995 interest rate changes had little impact on interest expense as the Company paid down short-term debt and the $20.0 million 10.9% Subordinated Notes became a larger percentage of total borrowings. Lower interest expense in 1994, when compared to 1993, reflects the overall reduction in the amount borrowed even though interest rates rose in general for the year.

   Investment income in 1995, 1994 and 1993 includes gains on sales of marketable securities. Sales in 1993 were principally shares of Escagenetics. The Escagenetics shares were acquired by Bio-Rad's subsidiary, International Plant Research Institute (IPRI), in 1987 for substantially all of IPRI's operating assets.

   Net other income and expense for the year ended 1995 is principally non-operating litigation costs (see Note 8). Net other income and expense for the year ended 1994 was principally comprised of non-operating litigation costs (see Note 11), exchange losses and the redemption premium on subordinated notes retired in November 1994 (see Note 8). 1993 net other income and expense was principally exchange losses. Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The exchange gain in 1995 and the reduction in exchange losses in 1994 when compared to 1993 reflect the stabilizing of interest rates worldwide and the timing and estimating inherent in projecting intercompany balances.

   Bio-Rad's consolidated tax provision in 1995 was 25% after decreasing in 1994 to 35% from 40% in 1993. The lower effective tax rate for 1995 is the result of changes in the source of taxable income and fewer non-deductible expenses and reserves. The tax rate reflects the utilization of foreign loss carryforwards, foreign sales corporation benefits and foreign tax credits. These benefits are expected to continue into 1996. In 1994, changes in the location of taxable income and increased repatriation of foreign earnings caused the 1994 effective rate to drop by 5%.

   Financial Condition

   Historically, the Company's ongoing and principal capital requirement was for working capital to fund its growth in operations. In 1995 and 1994 improved profitability, reduced growth relative to historical levels and an emphasis on working capital control mitigated this requirement. As the growth in operations returns to historical levels, the principal capital requirement will once again be for working capital.

   At December 31, 1995, the Company had available $14.8 million in cash and cash equivalents, $36.3 million under its international lines of credit, $60.0 million under its principal revolving credit agreement (see Note 4) and marketable securities with a market value of $5.9 million, most of which could be readily converted into cash (see Note 3).

   Net cash provided by operations was $38.2 million. This met all 1995 requirements for investing and reduced borrowings by $14.2 million. In 1994 the Company provided $48.3 million in cash from operations. Both 1995 and 1994 have benefited from the 1993 cost reduction program which lowered headcount, focused on reducing inventory and eliminated or postponed certain discretionary spending. The total amount of interest bearing debt has been reduced during the past two years by $43.4 million resulting in the Company's lowest ratio of interest bearing debt to equity.

   For the  year ended  December 1995, consolidated  net inventories rose approximately 2.8%. Approximately $1.0 million of the increase relates to operating activities; the remainder is attributable to the weakened U.S. dollar and acquisitions. Management regularly plans for and reviews the impact of obsolescence in current inventory caused by the introduction of new products. Management continues to focus on inventory control to moderate capital requirements.

   Consolidated net accounts receivable increased 12.7% in 1995 when compared to 1994. The fourth quarter rise in sales year over year was 11.6% and is the major source of the year-end increase. Additionally, some large equipment customers, particularly in Analytical Instruments, have used the current robust business climate to increase payment periods. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

   A  valuation reserve  is necessary for  deferred tax  assets (see
   Note 5)   primarily   because   realization  of   tax   attribute
   carryforwards is uncertain.

   Net capital expenditures in 1995 totaled $12.3 million compared to $9.8 million and $14.5 million in 1994 and 1993, respectively. Constraint in the addition of machinery and equipment and leasehold improvements has been another component of management's cost reduction program contributing to lowering capital requirements. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Although management regularly approves capital spending in the normal course of business, there are no material outstanding commitments for capital expenditures at this time.

   Bio-Rad's liquidity continued to improve during 1995. Available funds and cash flow from operations are adequate to meet the Company's objectives for operations, research and development, and modest external growth. The Company believes that it is well positioned to make a substantial strategic acquisition should the opportunity arise. While the Company regularly reviews such opportunities, currently no material acquisitions are under review.

   New Financial Accounting Standards

   In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", effective for fiscal years beginning after December 15, 1995. Under SFAS No. 121, long-lived assets and certain identifiable intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management anticipates that this statement will not have a material effect on the Company's financial statements in the near-term.

   In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for fiscal years beginning December 15, 1995. Under the provisions of SFAS No. 123, the Company will be required to include pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied to the Company's Stock Option and Employee Stock Purchase Plans. The Company will meet the requirements of this statement, although it has not yet gathered the required information.