Form 10-K, Exhibit 13
period 1996-12-31
BIO RAD LABORATORIES INC
filed 1997-03-27
CIK 12208

   EXHIBIT 13.1

   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

                                                                            Year Ended December 31,
                                                        1996        1995        1994        1993        1992       1991
   _____________________________________________________________________________________________________________________
   Net sales                                         $418,789    $396,618    $355,299    $328,553    $330,301   $310,669
     Cost of goods sold (1)                           182,046     171,942     155,805     151,063     138,173    133,787

   Gross profit                                       236,743     224,676     199,494     177,490     192,128    176,882

     Selling, general and administrative expense      155,516     150,272     132,591     129,187     133,934    125,224
     Product research and development expense          39,580      34,714      30,172      34,204      34,655     28,240
     Restructuring costs                                2,700       1,500           -       3,816       9,023      1,290

   Income from operations                              38,947      38,190      36,731      10,283      14,516     22,128

   Other income (expense):
     Interest expense, net                             (3,027)     (4,465)     (6,138)     (8,406)     (9,368)    (7,858)
     Other, net                                           553        (183)     (6,596)      2,801      22,357       (763)

   Income before taxes and extraordinary charge        36,473      33,542      23,997       4,678      27,505     13,507
     Provision for income taxes                         9,118       8,386       8,399       1,877      11,951      5,353

   Income before extraordinary charge                  27,355      25,156      15,598       2,801      15,554      8,154
     Extraordinary charge (2)                          (1,176)          -           -           -           -          -

   Net income                                        $ 26,179    $ 25,156    $ 15,598    $  2,801    $ 15,554   $  8,154
                                                       ======      ======      ======       =====      ======      =====

   Earnings per share before extraordinary charge       $2.23       $2.06       $1.29       $0.23       $1.31      $0.69
     Extraordinary charge (2)                            (.10)          -           -           -           -          -
   Earnings per share                                   $2.13       $2.06       $1.29       $0.23       $1.31      $0.69
                                                       ======      ======      ======       =====      ======      =====

   Weighted average common shares                      12,273      12,206      12,113      11,990      11,886     11,807

   Cash dividends paid per common share                     -           -           -           -           -          -

   Total assets                                      $284,925    $285,098    $263,650    $259,890    $272,730   $253,142

   Long-term debt, net of current maturities         $  6,721    $ 20,922    $ 26,287    $ 47,834    $ 57,909   $ 64,906

   _____________________________________________________________________________________________________________________

   (1) In 1996, cost of goods sold includes a charge of $2.1 million for write-down of inventory associated with the restructuring costs.

   (2) Extraordinary charge for redemption of subordinated debt:  1996 - $1,176, net of tax effect of $817.

                                                              1

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       1996             1995
   Current Assets:
     Cash and cash equivalents                               $  9,390         $ 14,774
     Accounts receivable, less allowance of $3,688 in
       1996 and $3,094 in 1995                                 97,795           92,061
     Inventories                                               69,738           75,357
     Deferred tax assets                                       14,947           12,274
     Prepaid expenses and other current assets                  6,665            7,126
         Total current assets                                 198,535          201,592

   Property, Plant and Equipment:
     Land and improvements                                      8,057            8,057
     Buildings and leasehold improvements                      52,050           51,786
     Equipment                                                107,847           99,486
         Total property, plant and equipment                  167,954          159,329
     Less accumulated depreciation                             96,092           86,363
         Net property, plant and equipment                     71,862           72,966

   Marketable Securities                                        7,432            5,902
   Other Assets                                                 7,096            4,638

   Total Assets                                              $284,925         $285,098
                                                             ========         ========
   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                            December 31,
   Liabilities and Stockholders' Equity                                1996          1995
   Current Liabilities:
     Notes payable                                                   $  4,484      $ 13,614
     Current maturities of long-term debt                               1,058           655
     Accounts payable                                                  21,262        19,946
     Accrued payroll and employee benefits                             23,717        23,908
     Sales, income and other taxes payable                              3,988         7,082
     Other current liabilities                                         24,630        24,612
          Total current liabilities                                    79,139        89,817

   Long-Term Debt, net of current maturities                            6,721        20,922
   Deferred Tax Liabilities                                            15,557        17,300
          Total liabilities                                           101,417       128,039

   Commitments and Contingent Liabilities

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 1996 - 9,740,922;
       1995 - 9,593,283                                                 9,741         9,593
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 1996 - 2,579,803;
       1995 - 2,646,063                                                 2,580         2,646
     Additional paid-in capital                                        17,067        15,887
     Class A treasury stock, 31,216 shares in 1996 at cost               (839)            -
     Class B treasury stock, 30,000 shares in 1996 at cost               (800)            -
     Retained earnings                                                151,003       124,857
     Currency translation                                               3,570         3,527
     Net unrealized holding gain on marketable securities               1,186           549
          Total stockholders' equity                                  183,508       157,059

   Total Liabilities and Stockholders' Equity                        $284,925      $285,098
                                                                     ========      ========
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ___________________________________________________________________________________________________
                                                                     Year Ended December 31,
                                                              1996            1995           1994
   Net sales                                                $418,789        $396,618        $355,299
     Cost of goods sold                                      182,046         171,942         155,805

   Gross profit                                              236,743         224,676         199,494

     Selling, general and administrative expense             155,516         150,272         132,591
     Product research and development expense                 39,580          34,714          30,172
     Restructuring costs                                       2,700           1,500               -

   Income from operations                                     38,947          38,190          36,731

   Other income (expense):
     Interest expense                                         (3,027)         (4,465)         (6,138)
     Investment income, net                                    2,385           1,230             314
     Other, net                                               (1,832)         (1,413)         (6,910)

   Income before taxes and extraordinary charge               36,473          33,542          23,997
     Provision for income taxes                                9,118           8,386           8,399

   Income before extraordinary charge                         27,355          25,156          15,598
     Extraordinary charge, net of tax effect of $817          (1,176)              -               -

   Net income                                               $ 26,179        $ 25,156        $ 15,598
                                                            ========        ========        ========

   Earnings per share before extraordinary charge              $2.23           $2.06           $1.29
     Extraordinary charge per share                             (.10)              -               -

   Earnings per share                                          $2.13           $2.06           $1.29
                                                               =====           =====           =====

   Weighted average common shares                             12,273          12,206          12,113
                                                              ======          ======          ======

   ___________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                                       1996         1995        1994
   Cash flows from operating activities:
        Cash received from customers                                 $409,144    $387,729     $354,463
        Cash paid to suppliers and employees                         (354,641)   (339,702)    (290,163)
        Interest paid                                                  (3,710)     (4,008)      (6,725)
        Income tax payments                                           (16,923)     (5,679)      (2,586)
        Miscellaneous payments                                           (717)       (108)      (6,715)

        Net cash provided by operating activities                      33,153      38,232       48,274

   Cash flows from investing activities:
        Capital expenditures, net                                     (15,235)    (12,307)      (9,798)
        Payments for acquisitions                                      (1,290)       (829)           -
        Purchases of marketable securities and investments             (2,710)     (3,098)      (1,417)
        Sales of marketable securities and investments                  2,968       2,959        1,261
        Foreign currency hedges, net                                    1,423        (638)      (3,102)

        Net cash used in investing activities                         (14,844)    (13,913)     (13,056)

   Cash flows from financing activities:
        Net borrowings under line-of-credit arrangements               (8,940)     (8,063)      (8,839)
        Long-term borrowings                                            5,024      59,400       65,500
        Payments on long-term debt                                    (20,841)    (65,535)     (90,381)
        Proceeds from issuance of common stock                          1,262       1,093          823
        Purchase of treasury stock                                     (1,887)          -            -
        Reissuance of treasury stock                                      215           -            -

        Net cash used in financing activities                         (25,167)    (13,105)     (32,897)

   Effect of exchange rate changes on cash                              1,474        (191)      (1,682)

   Net increase (decrease) in cash and cash equivalents                (5,384)     11,023          639
   Cash and cash equivalents at beginning of year                      14,774       3,751        3,112

   Cash and cash equivalents at end of year                          $  9,390    $ 14,774     $  3,751
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

   Bio-Rad Laboratories, Inc.

   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands, except share data)

   __________________________________________________________________________
                                                 Year Ended December 31,
                                              1996        1995       1994
   Common Shares:
     Balance at beginning of year         12,239,346  12,159,190  12,046,215
     Issuance of common stock                 81,631      80,156     112,975
     Cash paid in lieu of fractional
       shares on 3-for-2 stock split            (252)          -           -
     Balance at end of year               12,320,725  12,239,346  12,159,190
   __________________________________________________________________________

   Common Stock:
     Balance at beginning of year           $ 12,239    $ 12,159   $ 12,046
     Issuance of common stock                     82          80        113
     Balance at end of year                   12,321      12,239     12,159

   Additional Paid-In Capital:
     Balance at beginning of year             15,887      14,874     14,164
     Issuance of common stock                  1,188       1,013        710
     Cash paid in lieu of fractional
       shares on 3-for-2 stock split              (8)          -          -
     Balance at end of year                   17,067      15,887     14,874

   Treasury Stock:
     Balance at beginning of year                  -           -          -
     Purchase of treasury stock               (1,887)          -          -
     Reissuance of treasury stock                248           -          -
     Balance at end of year                   (1,639)          -          -

   Retained Earnings:
     Balance at beginning of year            124,857      99,701     84,103
     Net income                               26,179      25,156     15,598
     Loss on reissuance of treasury stock        (33)          -          -
     Balance at end of year                  151,003     124,857     99,701

   Currency Translation:
     Balance at beginning of year              3,527       2,566         (3)
     Change in currency translation               43         961      2,569
     Balance at end of year                    3,570       3,527      2,566

   Net Unrealized Holding Gain
   On Marketable Securities:
     Balance at beginning of year                549         518         -
     Adoption of SFAS 115 effective
       January 1, 1994                             -          -       1,572
     Change in net unrealized holding
       gain (loss)                               637          31     (1,054)
     Balance at end of year                    1,186         549        518
                                            ________    ________   ________

   Total Stockholders' Equity               $183,508    $157,059   $129,818
                                            ========    ========   ========
   __________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   _________________________________________________________________

   1.  Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1996 presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and generally does not require collateral. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently foresee a credit risk associated with these receivables.

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

   Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services rendered and all significant obligations of the Company have been met. Sales to end-users made through distributors or, on a non-recourse basis through factors, are recorded net of applicable discounts and factoring expenses. Factoring expenses were $1,096,000, $1,398,000 and $1,544,000 in 1996, 1995 and 1994, respectively. Where appropriate, the Company also establishes a concurrent reserve for returns and allowances.

   The Company warrants certain equipment against defects in design, materials and workmanship generally for one year. Upon shipment of equipment sold at a price which includes a warranty, the Company establishes, as part of cost of goods sold, a reserve for the expected costs of such warranty.

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

   Stock Compensation Plans

   Bio-Rad accounts for its stock-based compensation plans using the intrinsic value method as promulgated by APB Opinion 25 and related Interpretations. Accordingly, no compensation cost has been recognized with respect to any stock-based compensation plan.

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

   _________________________________________________________________

   2.  Inventories

   The principal components of inventories are as follows (in thousands):
                                               December 31,
                                           1996            1995
   Raw materials                        $ 26,920        $ 26,467
   Work in process                        19,866          17,189
   Finished goods                         22,952          31,701
                                        --------        --------
   Inventories                          $ 69,738        $ 75,357
                                        ========        ========

   ________________________________________________________________

   3.  Marketable Securities

   The Company's marketable securities are classified as available-for-sale and are recorded at current market value with an offsetting adjustment to stockholders' equity. The Company's portfolio is comprised principally of equity securities with an aggregate market value of $7,432,000 and $5,902,000 and cost of $6,246,000 and
   $5,353,000 at December 31, 1996 and 1995, respectively.

   Unrealized holding gains and losses pertaining to marketable securities are included as a separate component of stockholders' equity until realized. At December 31, 1996, gross unrealized holding gains and losses were $1,465,000 and $279,000, respectively. At December 31, 1995, gross unrealized holding gains and losses were $909,000 and $360,000, respectively.

   For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows:

                                       Year Ended December 31,
                                     1996        1995        1994
   Proceeds                        $  2,968    $ 2,959    $ 1,261
                                   ========    =======    =======

   Gross realized gains            $  1,130    $ 1,118    $   432
   Gross realized losses                  -       (123)      (141)
                                   --------    -------      -----
   Net realized gain               $  1,130    $   995    $   291
                                   ========    =======    =======

   _________________________________________________________________

   4.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $38,843,000, of which $34,726,000 was unused at December 31, 1996. The weighted average interest rate on these lines was 7.68% and 8.71% at December 31, 1996 and 1995, respectively. The parent company guarantees most of these credit lines. The carrying amounts of notes payable, which includes borrowings under these lines and cash overdrafts, approximate their fair value.

   The principal components of long-term debt are as follows (in thousands):
                                               December 31,
                                           1996            1995
   Revolving credit agreement            $ 5,000         $    -
   10.9% Subordinated Notes                    -          20,000
   Capitalized leases                      1,530           1,526
   Other                                   1,249              51
                                         _______         _______
                                           7,779          21,577
   Less current maturities                 1,058             655
                                         _______         _______
   Long-Term Debt                        $ 6,721         $20,922
                                         =======         =======

   The Company has a $60 million revolving credit agreement which provides for borrowings on an unsecured basis through April 1999. The outstanding balance is $5,000,000 and $0 at December 31, 1996 and 1995, respectively. Interest is at spreads over money market rates or at the prime rate. The applicable interest rate at December 31, 1996 and 1995 was 5.98% and 8.50%, respectively. A fee ranging from 0.15% to 0.30% annually is charged on the daily unborrowed portion of the commitment.

   The 10.9% Subordinated Notes were redeemed in December 1996. This redemption resulted in an extraordinary charge of $1,176,000, net of income tax benefits of $817,000. The debt was extinguished with current operating funds and $5,000,000 borrowed from the Company's revolving credit agreement.

   The revolving credit agreement (including amendments) requires the Company, among other things, to comply with certain financial ratio covenants. The Company was in compliance with all financial ratio covenants as of December 31, 1996. This agreement also contains certain other restrictions, including the limitation of cash dividends. Approximately $8,113,000 of retained earnings were available for payment of cash dividends at December 31, 1996.

   Maturities of long-term debt at December 31, 1996 are as follows:
   1997 - $1,058,000; 1998 - $907,000; 1999 - $5,645,000; 2000 -
   $118,000; 2001 - $51,000; subsequent to 2001 - $0.

   The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for similar issues
   of comparable maturities.   At December 31, 1996 the estimated
   fair value is $7,779,000.

   _________________________________________________________________


   5.  Income Taxes

   The U.S.  and  international components  of  income before  taxes  and extraordinary charge are as follows (in thousands):
                                      Year Ended December 31,
                                    1996       1995        1994
   U.S.                           $ 23,766   $ 24,592    $ 13,652
   International                    12,707      8,950      10,345
                                  --------   --------    --------
   Income before taxes and
     extraordinary charge         $ 36,473   $ 33,542    $ 23,997
                                  ========   ========    ========

   The provision for income taxes consists of (in thousands):
                                      Year Ended December 31,
                                    1996       1995        1994
   Current:
     U.S. Federal                 $  7,613   $  6,764    $    368
     International                   6,070      2,115       3,476
     U.S. State                      1,122      1,008         663
                                  --------   --------    --------
                                    14,805      9,887       4,507
   Deferred                         (5,687)    (1,501)      3,892
                                  --------   --------    --------
   Provision for income taxes     $  9,118   $  8,386    $  8,399
                                  ========   ========    ========

   The major components of the deferred income tax provision are as follows (in thousands):
                                      Year Ended December 31,
                                     1996       1995       1994
   Change in eliminated
     intercompany profit           $   476    $   (29)   $   113
   Change in reserves for
     obsolete inventory and
     warranty expense                 (817)    (2,007)    (1,020)
   Change in other reserves         (4,718)       147      4,242
   Difference between tax
     and book depreciation            (537)      (138)      (116)
   Miscellaneous other items           (91)       526        673
                                   -------    -------    -------
   Deferred income tax provision   $(5,687)   $(1,501)   $ 3,892
                                   =======    =======    =======

   The reconciliation of the effective tax rate is as follows (dollars in thousands):
                                             Year Ended December 31,
                                       1996             1995             1994
                                   Amount    %      Amount    %      Amount    %
   U.S. statutory tax rate        $12,766    35%   $11,740   35%    $ 8,399   35%
   State taxes, net of
     federal income tax benefit       395     1        426    1         515    2
   Effect of international
     losses and differences
     between international
     and U.S. tax rates             1,806     5        781    2       1,291    5
   Foreign Sales Corporation
     tax benefit                   (1,343)   (4)    (1,539)  (4)     (1,278)  (5)
   Research and development
     tax credit                      (413)   (1)      (265)  (1)       (461)  (2)
   Benefit of excess foreign
     tax credits on
     repatriation of foreign
     earnings                        (253)   (1)      (908)  (3)     (1,012)  (4)
   Loss carryforwards utilized     (1,518)   (4)    (1,678)  (5)     (2,704) (11)
   Other                           (2,322)   (6)      (171)   -       3,649   15
                                  -------    ---   -------   ---    -------   ---
   Provision for income taxes     $ 9,118    25%   $ 8,386   25%    $ 8,399   35%
                                  =======    ===   =======   ===    =======   ===

   Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December
   31, 1996 are as follows (in thousands):
                                       Deferred       Deferred
                                         Tax            Tax
                                        Assets       Liabilities
   Tax benefit of foreign loss
     carryforwards                     $ 3,157        $     -
   Deferred gain on condemnation             -          6,717
   Eliminated intercompany profit        3,610              -
   Reserves for obsolete inventory,
     warranty and bad debts             10,167              -
   Restructuring reserve                 1,923              -
   Tax benefit of IPRI loss
     carryforward                          295              -
   Development cost of Hercules
     facility                                -          1,445
   Write-off of investment in
     subsidiaries                          484              -
   Depreciation                              -            602
   Miscellaneous other items               883          6,793
                                       -------        -------
                                        20,519         15,557
   Valuation allowance                  (5,572)             -
                                       -------        -------
   Total                               $14,947        $15,557
                                       =======        =======

   The net change in the valuation allowance for deferred tax assets in 1996 was a decrease of $906,000 primarily resulting from unanticipated utilization of foreign loss carryforwards.

   At December 31, 1996, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $8,960,000. A portion of these loss carryforwards will expire in the following years: 1998 - $1,063,000; 1999 - $275,000; 2000 - $282,000; 2001 - $79,000; 2002 -
   $87,000 and 2004 - $567,000. The remainder of these loss carry-forwards have no expiration date. At December 31, 1996, Bio-Rad's domestic subsidiary, International Plant Research Institute (IPRI), had a net operating loss carryforward of $842,000 which will expire between 1998 and 2003. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $20,822,000 at December 31, 1996, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.
   _________________________________________________________________

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

   Stock Split

   Retroactive adjustments have been made, as appropriate, to common stock and per share amounts to reflect the 3-for-2 stock split effected in the form of a 50% stock dividend in May 1996.

   Stock Option Plans

   Bio-Rad maintains incentive and non-qualified fixed stock option plans for officers and certain other key employees. Under the 1994 Stock Option Plan, the Company may grant options to its employees for up to 675,000 shares of common stock provided that no option shall be granted after March 1, 2004. The Amended and Restated 1984 Stock Option Plan provided that no option could be granted after March 1, 1994. Under both plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant and expire five years after the date of grant.

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 1996 and 1995, respectively: no dividend yield for both periods; expected lives of 1.8 and 2.8 years for both periods; expected volatility of 33 percent and 38 percent; and risk-free interest rates ranging from 4.85% to 5.27% and 6.78% to 7.43%.

   Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):
                                                               Year Ended December 31,
                                      --------------------------------------------------------------------------
                                              1996                        1995                      1994
                                      Shares         Price        Shares         Price      Shares         Price
   Outstanding at beginning of year   427,457       $12.39        356,640       $ 9.66      376,140       $11.08
   Granted                            147,000        26.55        145,800        18.27      144,000         7.58
   Exercised                          (59,576)       11.12        (39,552)        9.91      (10,482)       10.93
   Forfeited                          (31,981)       20.21        (35,431)       11.96      (19,256)        8.94
   Expired                                  -            -             -             -     (133,762)       11.42
                                      -------                     -------                   -------
   Outstanding at end of year         482,900        16.34        427,457        12.39      356,640         9.66
                                      =======                     =======                   =======

   Options exercisable at year-end    149,605                     103,437                    68,718
                                      =======                     =======                   =======
   Weighted average fair value of
     options granted during the year    $8.57                       $6.76                         -



      The following table summarizes information about fixed stock options oustanding at December 31, 1996:
                                 Options Outstanding                                    Options Exercisable
                         ----------------------------------------------------    -------------------------------
                           Number        Weighted Average                           Number
         Range of        Outstanding         Remaining       Weighted Average    Exercisable    Weighted Average
      Exercise Prices    at 12/31/96     Contractual Life     Exercise Price     at 12/31/96     Exercise Price
      $ 7.37 - $ 9.46      156,317          1.9 years            $ 8.38             70,553          $ 8.66
      $10.36 - $18.21      187,143          2.1                   15.72             78,114           14.07
      $19.80 - $29.33      139,440          4.0                   26.09                938           20.03
                           -------                                                 -------
      $ 7.37 - $29.33      482,900          2.6                   16.34            149,605           11.55
                           =======                                                 =======


   Employee Stock Purchase Plan

   Under the Amended 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 645,000 of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 30,888 shares for $742,000, 40,603 shares for $670,000 and
   102,494 shares for $708,000 to employees in 1996, 1995 and 1994, respectively. At December 31, 1996, 159,357 shares remained autho-rized under the Plan.

   The fair value of the employees' purchase rights since January 1, 1995 was estimated using the Black-Scholes model with the following assumptions for 1996 and 1995, respectively: no dividend yield for both periods; an expected life of 3 months for both periods; expected volatility ranging from 26 to 38 percent and from 20 to 32 percent; and risk-free interest rates ranging from 4.90% to 4.99% and from 5.12% to 5.66%. The weighted average fair value of those purchase rights granted in 1996 and 1995 was $6.81 and $4.45, respectively.

   Pro Forma Disclosures

   Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value at grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                             Year Ended December 31,
                                               1996          1995
   Net income                  As reported    $26,179       $25,156
                               Pro forma      $25,348       $24,651

   Earnings per share          As reported      $2.13         $2.06
                               Pro forma        $2.07         $2.02

   Under the requirements of SFAS No. 123, the above disclosures relate only to options granted after December 15, 1994 and do not include the impact of outstanding options that were made prior to the period for which SFAS No. 123 is effective. During the initial phase-in period of SFAS No. 123, since the employee stock options vest over several years and additional grants are likely to be made in future years, the disclosures are not likely to be representative of the effects on reported pro forma net income or earnings per share in future years.

   7.   Restructuring Costs

   In the fourth quarter of 1996, the Clinical Diagnostics segment provided a $2,100,000 charge to cost of goods sold and a $2,700,000 restructuring charge related to product line restructuring in the immunoassay market and closure of the related production and research facility in northern California. The charge to cost of goods sold reflects the adjustment to inventory necessary to reduce the carrying value of inventory to its net realizable value. The restructuring charge consists primarily of lease related costs and write-offs of production and research equipment dedicated to the Company's closed system immunoassay product line. Cash outlays will be primarily for lease related costs and will commence in the first quarter of 1997. Future lease payments have been reserved through 2000. This reserve may be offset in the future should the Company be successful in efforts to sublease the property.

   In the third quarter of 1995, the Life Science segment announced it would close its sales office and warehouse located in New York. The functions performed at this location were considered redundant and have been absorbed by the California operations. In conjunction with this decision, the Company recorded $1,500,000 of restructuring costs. These charges consisted primarily of lease related costs and employee separation costs. Cash outlays related to this restructuring were made with current operating funds, and were completed in 1996 with the exception of lease related costs. Future lease payments have been reserved through 2001.

   Restructuring costs recorded in 1992 included reserves for future lease payments through 2001 on facilities no longer being utilized by the Company. At December 31, 1996 a liability of $1,191,000 remains for these leases.
   ___________________________________________________________________

    8.  Other Income and Expense

   Other, net includes the following income and (expense) components (in thousands):
                                          Year Ended December 31,
                                      1996        1995       1994
   Exchange gains (losses)          $  (641)    $   118    $  (883)
   Other non-operating litigation
     costs, net                        (971)     (1,350)    (4,860)
   Redemption of subordinated
     notes                                -          -        (616)
   Miscellaneous other items           (220)       (181)      (551)
                                    -------     -------    -------
   Other, net                       $(1,832)    $(1,413)   $(6,910)
                                    =======     =======    =======

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.
   ________________________________________________________________

    9.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in thousands):
                                                         Year Ended December 31,
                                                      1996        1995       1994

   Net income                                        $26,179   $25,156     $15,598
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                   17,870    16,681      16,847
      Foreign currency hedge transactions, net        (1,275)      649       3,054
      Gains on dispositions of marketable securities  (1,130)     (995)       (291)
      Increase in accounts receivable, net            (6,670)   (9,261)     (2,136)
      (Increase) decrease in inventories               5,339      (984)      1,588
      (Increase) decrease in other current assets        435     1,560        (964)
      Increase in accounts payable and
         other current liabilities                     1,411     5,531       8,414
      Increase (decrease) in income taxes payable     (2,926)    1,153       1,541
      Increase (decrease) in deferred taxes           (4,879)   (1,321)      3,938
      Other                                           (1,201)       63         685
                                                     _______   _______     _______
   Net cash provided by operating activities         $33,153   $38,232     $48,274
                                                     =======   =======     =======


   _________________________________________________________________

   10.  Commitments and Contingent Liabilities

   Rents and Leases

   Net rental expense under operating leases was $11,505,000 in 1996, $11,105,000 in 1995 and $10,754,000 in 1994. Leases are principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1996 under operating leases are as follows: 1997 - $9,155,000; 1998 -
   $6,340,000; 1999 - $4,107,000; 2000 - $2,685,000; 2001 - $2,357,000;
   subsequent to 2001 - $8,091,000.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $3,165,000, $2,870,000 and $3,279,000 in 1996, 1995 and 1994, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. The contracts are marked to market at each balance sheet date, and the resulting net unrealized gains or losses offset exchange losses or gains on those receivables and payables. At December 31, 1996, the Company had contracts maturing in January 1997 to sell foreign currency with a market value of $26,157,000 and to purchase foreign currency with a market value of $680,000. At December 31, 1995, the Company had contracts maturing in January and February 1996 to sell foreign currency with a market value of $83,228,000 and to purchase foreign currency with a market value of $43,885,000.
   _________________________________________________________________

   11. Legal Proceedings

   In the third quarter of 1996, Bio-Rad and Fuji Photo Film Co., Ltd. reached a settlement in the action filed in Civil Department No. 29 of the Tokyo District Court in July 1994 alleging infringement of a Japanese patent which covers an autoradiographic process. The settle-ment amounts were provided for in 1995 and 1994.

   In the fourth quarter of 1994, the Company reached a settlement in an action in the U.S. District Court in the District of New Jersey, brought in March 1991, by Pharmacia LKB Biotechnology, Inc., et al. (Pharmacia) alleging infringement of Pharmacia's U.S. patent. The settlement provided for the payment by Bio-Rad to Pharmacia of $5,500,000. Additionally, both parties agreed to cross license various patents. The impact of the settlement and related legal fees on 1994 results was a charge of $4,860,000 recorded in other income and expense (see Note 8).

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

   12.  Related Party Transactions

   The Company regularly contracts for legal services with the law firm of Townsend and Townsend and Crew. Albert J. Hillman was of counsel in this law firm during 1996 and a non-employee member of the Company's Board of Directors. The rate charged the Company for these services is comparable to the rates charged others for similar services.
   _________________________________________________________________

   13.  Industry Segment Information

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products, clinical diagnostics and analytical instruments.  Information regarding geographic areas at December 31, 1996, 1995 and 1994 and for the years then ended is as follows (in thousands):

                                                                                    Consoli-
                                           North                Pacific    Elimin-   dated
   Worldwide Operations                   America    Europe       Rim      ations    Total
   Net sales to unaffiliated      1996   $184,325  $141,413    $ 93,051  $    -     $418,789
     customers                    1995    169,350   138,288      88,980       -      396,618
                                  1994    163,745   117,548      74,006       -      355,299

   Net intercompany sales         1996    103,411    44,390       1,847  (149,648)      -
                                  1995     98,734    42,335       6,164  (147,233)      -
                                  1994     79,915    40,798       6,044  (126,757)      -

   Total net sales                1996    287,736   185,803      94,898  (149,648)   418,789
                                  1995    268,084   180,623      95,144  (147,233)   396,618
                                  1994    243,660   158,346      80,050  (126,757)   355,299

   Income from operations         1996     24,633    10,514       3,800       -       38,947
                                  1995     25,076    11,030       2,084       -       38,190
                                  1994     24,066    10,768       1,897       -       36,731

   Identifiable assets            1996    176,900    74,412      33,613       -      284,925
                                  1995    178,738    69,502      36,858       -      285,098
                                  1994    163,914    66,748      32,988       -      263,650



   Net intercompany sales and income from operations are recorded on the basis of intercompany prices established by the Company.

   Net sales in North America include export sales from the Company's United States operations of approximately $7,577,000, $6,163,000 and $6,654,000 in 1996, 1995 and 1994, respectively.

   Information regarding industry segments at December 31, 1996, 1995 and 1994 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                          Life      Clinical   Analytical            dated
   Market Segments                       Science   Diagnostics Instruments Corporate  Total
   Net sales to unaffiliated      1996   $196,249    $148,506   $ 74,034  $   -     $418,789
     customers                    1995    193,145     137,426     66,047      -      396,618
                                  1994    169,676     131,942     53,681      -      355,299

   Income (loss) from operations  1996     14,642      18,583      5,136      586     38,947
                                  1995     17,250      17,465      3,873     (398)    38,190
                                  1994     17,706      18,573      1,186     (734)    36,731

   Identifiable assets            1996    106,394      93,721     39,887   44,923    284,925
                                  1995    115,256      94,321     32,804   42,717    285,098
                                  1994    106,605      92,690     32,272   32,083    263,650

   Capital expenditures           1996      7,103       7,514      2,133      791     17,541
                                  1995      5,598       6,624      1,514      655     14,391
                                  1994      4,031       5,558      1,538      388     11,515

   Depreciation                   1996      7,063       7,724      1,456    1,160     17,403
                                  1995      6,986       6,510      1,555    1,181     16,232
                                  1994      6,531       6,439      1,773    1,234     15,977


   Sales between segments are immaterial. Capital expenditures include capitalized leases of $872,000, $778,000 and $784,000 in 1996, 1995 and
   1994, respectively.
   ___________________________________________________________________________

   14.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1996 and 1995 are as follows
   (in thousands, except per share data):
                           First    Second    Third    Fourth
                          Quarter   Quarter  Quarter   Quarter      Year

      1996
   Net sales              $108,272 $ 99,981 $ 96,559  $113,977   $418,789
   Gross profit             61,432   58,277   55,847    61,187    236,743
   Income before
    extraordinary charge     9,461    7,511    6,699     3,684     27,355
   Extraordinary charge          -        -        -    (1,176)    (1,176)
   Net income                9,461    7,511    6,699     2,508     26,179
   Earnings per share
    before extraordinary
    charge                   $0.77    $0.61    $0.55     $0.30      $2.23
   Extraordinary charge
    per share                    -        -        -     (0.10)     (0.10)
   Earnings per share        $0.77    $0.61    $0.55     $0.20      $2.13

      1995

   Net sales              $ 97,858 $ 97,921 $ 92,905  $107,934   $396,618
   Gross profit             56,041   56,518   52,937    59,180    224,676
   Net income                8,053    6,513    4,440     6,150     25,156
   Earnings per share        $0.66    $0.54    $0.36     $0.50      $2.06

   _______________________________________________________________________


   15.  Information Concerning Common Stock - (unaudited)

   The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respec-tively. The following sets forth, for the periods indicated, the high and low sales prices for the Company's Class A and Class B Common Stock.

                                Class A              Class B
                             High      Low        High      Low
        1996

   First Quarter            28-1/2    24-11/12   27-5/6    25-11/12
   Second Quarter           37        28         36-3/4    29-1/12
   Third Quarter            36-5/8    26-5/8     36-3/8    26-1/2
   Fourth Quarter           31        24         30-1/2    25-1/8

        1995

   First Quarter            19-1/4    16-7/12    18-2/3    16-1/2
   Second Quarter           24-1/6    18-1/3     23-5/6    18-1/4
   Third Quarter            27-1/6    23-1/2     26-11/12  23-1/2
   Fourth Quarter           28-5/12   24-2/3     28-1/2    25-1/12


   At February 14, 1997, the Company had 646 holders of record of Class A Common Stock and 323 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





                                               /s/ Arthur Andersen LLP
                                                   ARTHUR ANDERSEN LLP

   San Francisco, California,
     February 4, 1997

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

   The following table shows operating income and expense items as a percentage of net sales:

                                             1996    1995    1994

   Net sales                                 100.0   100.0   100.0
     Cost of goods sold                       43.5    43.4    43.9
   Gross profit                               56.5    56.6    56.1
     Selling, general and administrative      37.1    37.9    37.3
     Product research and development          9.5     8.7     8.5
     Restructuring costs                       0.6     0.4       -
                                             _____   _____   _____
   Income from operations                      9.3     9.6    10.3
                                             =====   =====   =====
   Income before extraordinary charge          6.5     6.3     4.4
                                             =====   =====   =====

   _________________________________________________________________

   Corporate Results -- Sales, Margins and Expenses

   Bio-Rad's net sales (sales) in 1996 were $418.8 million, an increase of 5.6% over sales in 1995. The effect of the strengthened U.S. dollar in 1996 exchange rates compared to 1995 exchange rates resulted in an approximate 2% or $8.5 million decrease in consolidated sales. Sales increased in all segments of the Company's business. Excluding the effects of the strengthened U.S. dollar, sales increased 16% in Analytical Instruments, 8% in Clinical Diagnostics and 4% in Life Science. The growth in Analytical Instruments was led by growth in sales of spectroscopy equipment but also included increased sales of the Company's semiconductor test and manufacturing equipment, especially in the fourth quarter. Clinical Diagnostics is experiencing renewed worldwide growth led by increases in U.S. sales.

   Bio-Rad's sales for 1995 were $396.6 million, representing growth of 11.6%. Compared to 1994, Life Science sales increased $23.5 million or 13.8%, Clinical Diagnostics increased $5.5 million or 4.2%, and Analytical Instruments increased $12.4 million or 23.0%. Overall for 1995, the weaker U.S. dollar had the effect of increasing foreign currency denominated sales approximately 4.0% or $14.4 million. Sales were strong throughout 1995 for both Life Science and Analytical Instruments, particularly for the Company's semiconductor test and manufacturing equipment. Growth exceeded 15% for both of these segments throughout the year with the single exception of Life Science in the first quarter. Globally, competition was severe and markets weak for the Clinical Diagnostics segment.

   Consolidated gross margins were 56.5% for 1996 compared to 56.6% for 1995. Gross margins were negatively impacted by 0.5% from a $2.1 million charge in the fourth quarter of 1996 for the write-down of Clinical Diagnostics inventory associated with the development and production of a closed system immunoassay analyzer product line (see
   Note 7). Improved gross margins in the Analytical Instruments segment are the result of sales increases. Gross margins in Clinical Diagnostics were relatively unchanged excluding the impact of the fourth quarter inventory adjustment. In Life Science gross margins are down less than 1% when compared to 1995; this is attributable to a number of factors including exchange rates, sales mix and factory inefficiencies.

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

   Consolidated selling, general and administrative expense (SG&A) decreased to 37.1% of sales in 1996 from 37.9% in 1995. While spending increased in absolute dollars in all segments, the Clinical Diagnostics and Analytical Instruments segments succeeded in growing sales faster than SG&A in 1996. In the Life Science segment the growth in SG&A was proportional to the growth in sales. Management continues to seek efficiencies and reductions in SG&A spending in an effort to improve overall profitability.

   During 1995, SG&A increased to 37.9% from 37.3% in 1994. The increased spending represented investment in additional personnel for the direct sales force and their ancillary support. Support costs included computer hardware, demonstration equipment, advertising and sales support personnel. Spending exceeded sales growth in the Life Science and Clinical Diagnostics segments. Analytical Instruments succeeded in growing sales faster than SG&A primarily because of the demand for the Company's products sold to the semiconductor industry.

   Product research and development expense (R&D) increased in 1996 when compared to 1995, both in absolute dollars and as a percent of sales. As planned, R&D was expanded and spending increased in the Analytical Instruments and Life Science segments as part of Bio-Rad's continuing commitment to long-term growth. R&D spending was down approximately $0.6 million in the Clinical Diagnostics segment as management reduced spending during its evaluation of marketing strategies related to its closed system immunoassay analyzer product line that resulted in an inventory write-down and restructuring charge. Management believes that an open system solution that allows Clinical Diagnostics to concentrate on reagents and less expensive capital equipment will have greater market acceptance.

   As part of the Company's continuing commitment to long-term growth, Bio-Rad increased R&D to 8.7% of sales in 1995 from 8.5% in 1994. In absolute dollars, spending increased $4.5 million with each segment participating in the year over year increased investment in R&D.

   In the fourth quarter of 1996, the Clinical Diagnostics segment made a provision of $2.7 million for lease related costs and write-down of certain dedicated fixed assets associated with its closed system immunoassay analyzer product line (see Note 7). Management determined that the Company's marketing strategy was not competitive and has redirected resources to an open systems approach which will allow for greater opportunity to provide reagents to its customers. Management expects this change of focus to result in increased sales opportun-ities and better utilization of R&D resources.

   The Life Science segment made a $1.5 million provision for the cost of closing its New York warehouse and distribution center in the third quarter of 1995 (see Note 7). After a marketing and service review, management concluded that the required service level for customers throughout the United States could be met by utilizing its West Coast facilities and personnel. The closing of this facility has eliminated redundant costs and enabled the Company to more efficiently use its remaining distribution space.

   Corporate Results -- Non-Operating Items

   Net interest expense represents 0.7% of sales in 1996 compared to 1.1% in 1995 and 1.7% in 1994. The decline is attributable to an overall reduction in the amount of interest bearing debt. Average borrowings for the years 1996, 1995 and 1994 were $27.9 million, $42.4 million and $62.7 million, respectively. Interest expense will be reduced even further in the coming year as a result of the repayment of the $20.0 million 10.9% Subordinated Notes in December 1996. This repayment resulted in an extraordinary charge (see Note 4). During 1995 interest rate changes had little impact on interest expense as the Company paid down short-term debt and the $20.0 million 10.9% Subordinated Notes became a larger percentage of total borrowings.

   Investment income in 1996, 1995 and 1994 includes gains on sales of marketable securities. 1996 also includes interest income of $0.8 million from short-term investments. Interest income will decline in the coming year as the cash balances generating this income were used to repay the 10.9% Subordinated Notes.

   Net other income and expense for 1996 was principally non-operating litigation costs and exchange losses (see Note 8). Net other income and expense for 1995 was principally non-operating litigation costs (see Note 8). Net other income and expense for 1994 was principally comprised of non-operating litigation costs (see Note 11), exchange losses and the redemption premium on subordinated notes retired in

   November 1994 (see Note 8). Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and transaction charges.

   Bio-Rad's consolidated tax provision in both 1996 and 1995 was 25%
   decreasing from 35% in 1994.   The lower effective tax rate for 1996
   and 1995 is the result of changes in the source of taxable income and fewer non-deductible expenses and reserves. The tax rate reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. These benefits are not expected to continue at the same level in 1997.

   Financial Condition

   Historically, the Company's ongoing and principal capital requirement was for working capital to fund its growth in operations. Since 1994, the Company's efforts to improve profitability and emphasize working capital control have mitigated much of this requirement.

   At December 31, 1996, the Company had available $9.4 million in cash and cash equivalents, $34.7 million under its international lines of credit, $55.0 million under its principal revolving credit agreement (see Note 4) and marketable securities with a market value of $7.4 million, most of which could be readily converted into cash (see
   Note 3).

   Net cash provided by operations was $33.2 million. This met all 1996 requirements for investing and reduced borrowings by $24.8 million including the early extinguishment of the Company's 10.9% Subordinated Notes which resulted in an extraordinary charge. In 1995 and 1994 the Company provided $38.2 million and $48.2 million, respectively, in cash from operations. The past three years have all benefited from the Company's program began in 1993 to improve profitability by lowering headcount, reducing inventory levels and reducing capital expenditures when compared to the three years ended December 31, 1993. The total amount of interest bearing debt has been reduced during the past three years by $66.3 million resulting in the Company's lowest ratio of interest bearing debt to equity.

   Consolidated net accounts receivable increased 6.2% in 1996 when compared to 1995. The fourth quarter rise in sales year over year was 5.6% and is the major source of the year-end increase. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

   For the year ended December 1996, consolidated net inventories decreased approximately 7.5% to $69.7 million. The decrease occurred primarily in the Life Science segment as a result of focused attention on aggressive inventory management. Management regularly reviews the impact of obsolescence in current inventory caused by the introduction of new products. Management continues to focus on inventory control to moderate capital requirements.

   A valuation reserve is necessary for deferred tax assets (see Note 5) primarily because realization of tax attribute carryforwards is uncertain.

   Net capital expenditures in 1996 totaled $15.2 million compared to $12.3 million and $9.8 million in 1995 and 1994, respectively. Constraint in the addition of machinery and equipment and leasehold improvements has been another component of management's cost reduction program contributing to lowering capital requirements. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Management regularly approves capital spending in the normal course of business. Capital expenditures are expected to increase in 1997 when compared to the past three years. The Clinical Diagnostics segment's southern California manufacturing operations will have a new leased facility during 1997. The expected capital expenditures for leasehold improvements and equipment associated with this move are approximately $6 million.

   Bio-Rad's liquidity continued to improve during 1996. Available funds and cash flow from operations are adequate to meet the Company's objectives for operations, research and development, and modest external growth. In early July 1996, the Board of Directors authorized the Company to repurchase up to $4 million of common stock over an indefinite period of time. During the last half of 1996, the Company repurchased 40,000 shares of Class A common stock and 30,000 shares of Class B common stock for $1.9 million. These shares will be used to satisfy the Company's obligations under the employee stock option and stock purchase plans.

   In the fourth quarter of 1996, Bio-Rad acquired a small software company to compliment its spectral reference libraries product line and a small research company to provide additional technology to the semiconductor product lines. Funding for these acquisitions was provided by cash flow from operations. These acquisitions are not material to the financial position of the Company and have been accounted for as purchases. Bio-Rad is well positioned to make a substantial strategic acquisition should the opportunity arise. While the Company regularly reviews such opportunities, currently no material acquisitions are under review.

   New Financial Accounting Standards

   In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", effective for transactions occurring after December 31, 1996. The effective date for certain provisions of the statement was extended to transactions occurring after December 31, 1997 by SFAS No. 127 issued in December 1996. This statement will not have a material effect on the Company's financial statements.