Form 10-K, Exhibit 13
period 1997-12-31
BIO RAD LABORATORIES INC
filed 1998-03-26
CIK 12208

   EXHIBIT 13.1


   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

   ________________________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                         1997        1996        1995        1994        1993       1992
   Net sales                                           $426,914    $418,789    $396,618    $355,299    $328,553   $330,301
     Cost of goods sold (1)                             189,331     182,046     171,942     155,805     151,063    138,173
   Gross profit                                         237,583     236,743     224,676     199,494     177,490    192,128

     Selling, general and administrative expense        164,792     155,516     150,272     132,591     129,187    133,934
     Product research and development expense            46,138      39,580      34,714      30,172      34,204     34,655
     Restructuring costs                                      -       2,700       1,500           -       3,816      9,023
   Income from operations                                26,653      38,947      38,190      36,731      10,283     14,516

   Other income (expense):
     Interest expense                                    (1,216)     (3,027)     (4,465)     (6,138)     (8,406)    (9,368)
     Other, net                                          (2,709)        553        (183)     (6,596)      2,801     22,357

   Income before taxes and extraordinary charge          22,728      36,473      33,542      23,997       4,678     27,505
     Provision for income taxes                           6,364       9,118       8,386       8,399       1,877     11,951
   Income before extraordinary charge                    16,364      27,355      25,156      15,598       2,801     15,554
     Extraordinary charge (2)                                 -      (1,176)          -           -           -          -

   Net income                                          $ 16,364    $ 26,179    $ 25,156    $ 15,598    $  2,801   $ 15,554

   Basic earnings per share before
    extraordinary charge (3)                              $1.33       $2.23       $2.06       $1.29       $0.23      $1.31
     Extraordinary charge (2)(3)                              -        (.10)          -           -           -          -
   Basic earnings per share (3)                           $1.33       $2.13       $2.06       $1.29       $0.23      $1.31

   Weighted average common shares (3)                    12,260      12,273      12,206      12,113      11,990     11,886

   Cash dividends paid per common share                       -           -           -           -           -          -

   Total assets                                        $351,876    $284,925    $285,098    $263,650    $259,890   $272,730

   Long-term debt, net of current maturities           $ 38,952    $  6,721    $ 20,922    $ 26,287    $ 47,834   $ 57,909
   _______________________________________________________________________________________________________________________

   (1) In 1996, cost of goods sold includes a charge of $2.1 million for write-down of inventory associated with the restructuring costs.

   (2) Extraordinary charge for redemption of subordinated debt:  1996 - $1,176, net of tax effect of $817.

   (3) Restated to give effect to a stock split in the form of a 50% stock dividend in 1996.


   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       1997             1996
   Current Assets:
     Cash and cash equivalents                               $ 10,843         $  9,390
     Accounts receivable, less allowance of $3,374 in
       1997 and $3,688 in 1996                                 96,965           97,795
     Inventories                                               91,428           69,738
     Deferred tax assets                                       15,524           14,947
     Prepaid expenses and other current assets                 12,658            6,665
         Total current assets                                 227,418          198,535

   Property, Plant and Equipment:
     Land and improvements                                      8,057            8,057
     Buildings and leasehold improvements                      55,477           52,050
     Equipment                                                115,097          107,847
         Total property, plant and equipment                  178,631          167,954
     Accumulated depreciation                                 (99,953)         (96,092)
         Net property, plant and equipment                     78,678           71,862

   Marketable Securities                                       18,092            7,432
   Goodwill and Other Assets                                   27,688            7,096

   Total Assets                                              $351,876         $284,925

   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                            December 31,
   Liabilities and Stockholders' Equity                                1997          1996
   Current Liabilities:
     Notes payable                                                   $  9,872      $  4,484
     Current maturities of long-term debt                                 930         1,058
     Accounts payable                                                  32,385        21,262
     Accrued payroll and employee benefits                             24,825        23,717
     Sales, income and other taxes payable                              5,055         3,988
     Other current liabilities                                         27,715        24,630
          Total current liabilities                                   100,782        79,139

   Long-Term Debt, net of current maturities                           38,952         6,721
   Deferred Tax Liabilities                                            15,465        15,557
          Total liabilities                                           155,199       101,417

   Commitments and Contingent Liabilities

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 1997 - 9,824,509;
       1996 - 9,740,922                                                 9,825         9,741
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 1997 - 2,596,069;
       1996 - 2,579,803                                                 2,596         2,580
     Additional paid-in capital                                        18,426        17,067
     Class A treasury stock, 193,539 shares in 1997 and                (5,206)         (839)
       31,216 shares in 1996 at cost
     Class B treasury stock, 30,000 shares in 1997 and 1996 at cost      (800)         (800)
     Retained earnings                                                167,182       151,003
     Currency translation                                              (1,149)        3,570
     Net unrealized holding gain on marketable securities               5,803         1,186
          Total stockholders' equity                                  196,677       183,508

   Total Liabilities and Stockholders' Equity                        $351,876      $284,925
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ______________________________________________________________________________________________________________________
                                                                                  Year Ended December 31,
                                                                           1997               1996                1995
   Net sales                                                             $426,914           $418,789            $396,618
     Cost of goods sold                                                   189,331            182,046             171,942
   Gross profit                                                           237,583            236,743             224,676

     Selling, general and administrative expense                          164,792            155,516             150,272
     Product research and development expense                              46,138             39,580              34,714
     Restructuring costs                                                        -              2,700               1,500
   Income from operations                                                  26,653             38,947              38,190

   Other income (expense):
     Interest expense                                                      (1,216)            (3,027)             (4,465)
     Investment income, net                                                 1,601              2,385               1,230
     Other, net                                                            (4,310)            (1,832)             (1,413)
   Income before taxes and extraordinary charge                            22,728             36,473              33,542
     Provision for income taxes                                             6,364              9,118               8,386

   Income before extraordinary charge                                      16,364             27,355              25,156
     Extraordinary charge, net of tax effect of $817                            -             (1,176)                  -
   Net income                                                            $ 16,364           $ 26,179            $ 25,156

   Basic earnings per share:
     Income before extraordinary charge                                     $1.33              $2.23               $2.06
       Extraordinary charge                                                     -               (.10)                  -
     Net income                                                             $1.33              $2.13               $2.06

     Weighted average common shares                                        12,260             12,273              12,206
   Diluted earnings per share:
     Income before extraordinary charge                                     $1.32              $2.19               $2.02
       Extraordinary charge                                                     -               (.09)                  -

     Net income                                                             $1.32              $2.10               $2.02
     Weighted average common shares                                        12,394             12,472              12,430
   _____________________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                                       1997         1996        1995
   Cash flows from operating activities:
        Cash received from customers                                 $414,694    $409,144     $387,729
        Cash paid to suppliers and employees                         (381,489)   (354,641)    (339,702)
        Interest paid                                                  (1,155)     (3,710)      (4,008)
        Income tax payments                                           (10,950)    (16,923)      (5,679)
        Miscellaneous receipts (payments)                                   9        (717)        (108)

        Net cash provided by operating activities                      21,109      33,153       38,232

   Cash flows from investing activities:
        Capital expenditures, net                                     (23,571)    (15,235)     (12,307)
        Payments for acquisitions                                     (31,238)     (1,290)        (829)
        Purchases of marketable securities and investments             (8,352)     (2,710)      (3,098)
        Sales of marketable securities and investments                  3,419       2,968        2,959
        Foreign currency hedges, net                                    3,817       1,423         (638)

        Net cash used in investing activities                         (55,925)    (14,844)     (13,913)

   Cash flows from financing activities:
        Net borrowings under line-of-credit arrangements                4,665      (8,940)      (8,063)
        Long-term borrowings                                           87,275       5,024       59,400
        Payments on long-term debt                                    (55,329)    (20,841)     (65,535)
        Proceeds from issuance of common stock                          1,459       1,262        1,093
        Purchase of treasury stock                                     (5,302)     (1,887)           -
        Reissuance of treasury stock                                      750         215            -

        Net cash provided by (used in) financing activities            33,518     (25,167)     (13,105)

   Effect of exchange rate changes on cash                              2,751       1,474         (191)

   Net increase (decrease) in cash and cash equivalents                 1,453      (5,384)      11,023
   Cash and cash equivalents at beginning of year                       9,390      14,774        3,751

   Cash and cash equivalents at end of year                          $ 10,843    $  9,390     $ 14,774

   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands, except share data)

   ______________________________________________________________________
                                              Year Ended December 31,
                                             1997        1996       1995
   Common Shares:
     Balance at beginning of year      12,320,725  12,239,346 12,159,190
     Issuance of common stock              99,853      81,631     80,156
     Cash paid in lieu of fractional
       shares on 3-for-2 stock split            -        (252)         -
     Balance at end of year            12,420,578  12,320,725 12,239,346
   _______________________________________________________________________

   Common Stock:
     Balance at beginning of year        $ 12,321    $ 12,239   $ 12,159
     Issuance of common stock                 100          82         80
     Balance at end of year                12,421      12,321     12,239

   Additional Paid-In Capital:
     Balance at beginning of year          17,067      15,887     14,874
     Issuance of common stock               1,359       1,188      1,013
     Cash paid in lieu of fractional
       shares on 3-for-2 stock split            -          (8)         -
     Balance at end of year                18,426      17,067     15,887

   Treasury Stock:
     Balance at beginning of year          (1,639)          -          -
     Purchase of treasury stock            (5,302)     (1,887)         -
     Reissuance of treasury stock             935         248          -
     Balance at end of year                (6,006)     (1,639)         -

   Retained Earnings:
     Balance at beginning of year         151,003     124,857     99,701
     Net income                            16,364      26,179     25,156
     Loss on reissuance of treasury stock    (185)        (33)         -
     Balance at end of year               167,182     151,003    124,857

   Currency Translation:
     Balance at beginning of year           3,570       3,527      2,566
     Change in currency translation        (4,719)         43        961
     Balance at end of year                (1,149)      3,570      3,527

   Net Unrealized Holding Gain
   On Marketable Securities:
     Balance at beginning of year           1,186         549        518
     Change in net unrealized holding
       gain                                 4,617         637         31
     Balance at end of year                 5,803       1,186        549
                                         ________    ________   ________

   Total Stockholders' Equity            $196,677    $183,508   $157,059
   _________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   _________________________________________________________________

   1.  Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1997 presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and with the exception of the Pacific Rim, generally does not require collateral. As a result of increased risk in certain Pacific Rim countries, many Bio-Rad sales are subject to collateral letters of credit. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently anticipate a credit risk associated with these receivables.

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

   Goodwill

   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited, primarily ten years. The Company reviews the recoverability of goodwill annually.

   Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services are rendered and all significant obligations of the Company have been met. Where appropriate, the Company also establishes a concurrent reserve for returns and allowances.

   The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of equipment sold at a price which includes a warranty, the Company establishes, as part of cost of goods sold, a reserve for the expected costs of such warranty.

   Foreign Currency Translation

   Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

   Forward Exchange Contracts

   The Company does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. These contracts have maturity dates of 60 days or less, relate primarily to currencies of industrial countries and are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense offsetting exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not
   deferred.    Exchange gains and losses on these contracts are net of
   premiums and discounts resulting from interest rate differentials between the U.S. and the countries of the currencies being traded.
   The cash flows related to these contracts are classified as cash flows from investing activities in the statement of cash flows.

   Stock Compensation Plans

   Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share are provided as if the fair value method had been applied.

   Earnings Per Share

   Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period. Diluted earnings per share are calculated assuming the exercise of certain stock options. Treasury stock is not considered outstanding for purposes of calculating weighted average shares.

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

   _________________________________________________________________

   2.  Acquisitions

   In December 1997, the Company acquired, for cash, the assets used by Chiron Diagnostics Corporation in the business of manufacturing, marketing and sale of diagnostic controls (exclusive of blood gas controls). The business is being combined with the Clinical
   Diagnostics controls business based in southern California.

   In October 1997, the Company acquired, for cash, substantially all of the assets of Protein Databases, Inc. The assets purchased will be utilized by the Life Science segment in its imaging products.

   In September 1997, the Company acquired, for cash, certain assets related to the design and manufacture of the optical production profiler from Pacific Scientific Company. This expands the semiconductor products offered by the Analytical Instruments segment.

   In conjunction with these acquisitions, liabilities were assumed and incurred as follows (in thousands):
             Assigned value of assets acquired       $12,173
             Goodwill                                 20,959
             Cash paid                               (31,238)
             Liabilities assumed and incurred        $ 1,894
   _________________________________________________________________


   3.  Inventories


   The principal components of inventories are as follows (in thousands):

                                               December 31,
                                           1997            1996
   Raw materials                        $ 27,257        $ 26,920
   Work in process                        21,242          19,866
   Finished goods                         42,929          22,952
   Inventories                          $ 91,428        $ 69,738


   At December 31, 1997, inventories from acquisitions amounted to $9,052,000 and were comprised principally of the controls inventory purchased in December.
   ________________________________________________________________

   4.  Marketable Securities

   The Company's marketable securities are classified as available-for-sale and are recorded at current market value. Unrealized holding gains and losses are included as a separate component of stockholders' equity. Realized gains and losses are included in investment income.

   The Company's portfolio is comprised principally of equity securities with an aggregate market value of $18,092,000 and $7,432,000 and cost of $12,289,000 and $6,246,000 at December 31, 1997 and 1996,
   respectively. At December 31, 1997, gross unrealized holding gains and losses were $6,039,000 and $236,000, respectively. At December 31, 1996, gross unrealized holding gains and losses were $1,465,000 and $279,000, respectively.

   For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification. Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows (in thousands):

                                       Year Ended December 31,
                                    1997        1996        1995
   Proceeds                       $  3,419    $  2,968    $ 2,959

   Gross realized gains           $  1,211    $  1,130    $ 1,118
   Gross realized losses               (82)          -       (123)
   Net realized gain              $  1,129    $  1,130    $   995
   _________________________________________________________________

   5.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $29,535,000, of which $21,535,000 was unused at December 31, 1997. The weighted average interest rate on these lines was 5.78% and 7.68% at December 31, 1997 and 1996, respectively. The parent company guarantees most of these credit lines. The carrying amounts of notes payable, which includes borrowings under these lines and cash overdrafts, approximate their fair value.

   The principal components of long-term debt are as follows (in thousands):
                                               December 31,
                                           1997            1996
   Revolving credit agreement            $38,000         $ 5,000
   Capitalized leases                      1,046           1,530
   Other                                     836           1,249
                                          39,882           7,779
   Less current maturities                   930           1,058
   Long-Term Debt                        $38,952         $ 6,721

   The Company has a $60 million revolving credit agreement which provides for borrowings on an unsecured basis through April 2000. Interest is based on money market rates or the prime rate. The applicable interest rate at December 31, 1997 and 1996 was 6.49% and 5.98%, respectively. A fee ranging from 0.15% to 0.30% annually is charged on the daily unborrowed portion of the commitment.

   The Company redeemed all of its 10.9% Subordinated Notes in December 1996. This redemption resulted in an extraordinary charge of $1,176,000, net of income tax benefits of $817,000. The debt was extinguished with current operating funds and $5,000,000 borrowed from the Company's revolving credit agreement.

   The revolving credit agreement (including amendments) requires the Company, among other things, to comply with certain financial ratio covenants. The Company was in compliance with all financial ratio covenants as of December 31, 1997. This agreement also contains certain other restrictions, including the limitation of cash dividends. Approximately $2,811,000 of retained earnings were available for payment of cash dividends at December 31, 1997.

   Maturities of long-term debt at December 31, 1997, are as follows:
   1998 - $930,000; 1999 - $777,000; 2000 - $38,130,000; 2001 -
   $45,000; subsequent to 2001 - $0.

   The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for similar issues
   of comparable maturities.   At December 31, 1997, the estimated
   fair value is $39,882,000.

   _________________________________________________________________

   6.  Income Taxes

   The U.S. and international components of income before taxes and extraordinary charge are as follows (in thousands):

                                      Year Ended December 31,
                                    1997       1996        1995
   U.S.                           $ 11,343   $ 23,766    $ 24,592
   International                    11,385     12,707       8,950
   Income before taxes and
     extraordinary charge         $ 22,728   $ 36,473    $ 33,542

   The provision for income taxes consists of (in thousands):

                                      Year Ended December 31,
                                      1997       1996        1995
   Current:
     U.S. Federal                 $  3,277   $  7,613    $  6,764
     International                   3,226      6,070       2,115
     U.S. State                        552      1,122       1,008
                                     7,055     14,805       9,887
   Deferred:
     U.S. Federal                     (705)    (4,473)     (1,843)
     International                     376       (699)        695
     U.S. State                       (362)      (515)       (353)
                                      (691)    (5,687)     (1,501)

   Provision for income taxes     $  6,364   $  9,118    $  8,386

                                   12

   The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows (dollars in thousands):
                                               Year Ended December 31,
                                         1997             1996             1995
                                     Amount    %      Amount    %      Amount    %
     U.S. statutory tax rate        $ 7,955   35%   $12,766    35%   $11,740   35%
     State taxes, net of
       federal income tax benefit       124    1        395     1        426    1
     Effect of international
       losses and differences
       between international
       and U.S. tax rates               842    4      1,806     5        781    2
     Foreign Sales Corporation
       tax benefit                   (1,370)  (6)    (1,343)   (4)    (1,539)  (4)
     Research and development
       tax credit                      (546)  (2)      (413)   (1)      (265)  (1)
     Benefit of excess foreign
       tax credits on
       repatriation of foreign
       earnings                        (684)  (3)      (253)   (1)      (908)  (3)
     Loss carryforwards utilized     (1,279)  (6)    (1,518)   (4)    (1,678)  (5)
     Amortization of goodwill           565    2         46     -          -    -
     Other                              757    3     (2,368)   (6)      (171)   -
     Provision for income taxes     $ 6,364   28%   $ 9,118    25%   $ 8,386   25%


   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and
   liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in thousands):
                                                December 31,
                                            1997            1996
   Deferred Tax Assets:
     Reserves for obsolete inventory,
       warranty and bad debts            $ 10,418        $ 10,167
     Eliminated intercompany profit         3,483           3,610
     Tax benefit of foreign loss
       carryforwards                        1,822           3,157
     Other                                  3,086           3,585
                                           18,809          20,519
     Valuation allowance                   (3,285)         (5,572)
     Deferred Tax Assets                 $ 15,524        $ 14,947

   Deferred Tax Liabilities:
     Deferred gain on condemnation       $  4,426        $  6,717
     Depreciation                           1,921             602
     Development cost of Hercules
       facility                             1,438           1,445
     Other                                  7,680           6,793
     Deferred Tax Liabilities            $ 15,465        $ 15,557


   The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 1997 and 1996 was a decrease of $2,287,000 and $906,000, respectively, primarily resulting from unanticipated utilization of foreign loss carryforwards.

   At December 31, 1997, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $5,353,000. A portion of these loss carryforwards will expire in the following years: 2000 - $162,000; 2001 - $13,000; 2002 - $1,041,000 and
   2004 - $228,000. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $19,442,000 at December 31, 1997, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.
   _________________________________________________________________

   7.  Stockholders' Equity

   Stock Classification

   The Company's outstanding stock consists of Class A Common Stock
   (Class A) and Class B Common Stock (Class B).   Each share of Class A
   and Class B participates equally in the earnings of Bio-Rad, and is identical in most other respects except that (i) Class A has limited voting rights, each share of Class A being entitled to one-tenth of a vote on most matters and each share of Class B being entitled to one vote; (ii) Class A stockholders are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B stockholders are entitled to elect the balance of the directors; (iii) cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares, but no cash dividend may be paid on Class B shares unless an at least equal cash dividend is paid on Class A shares; and (iv) Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.

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

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 1997, 1996 and 1995, respectively: no dividend yield for all periods; expected lives of 1.8 and 2.8 years for all periods; expected volatility of 33%, 33% and 38%; and risk-free interest rates ranging from 5.63% to 6.15%, 4.85% to 5.27% and 6.78% to 7.43%.

   Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):
                                                                 Year Ended December 31,
                                                1997                        1996                      1995
                                        Shares         Price        Shares         Price      Shares         Price
     Outstanding at beginning of year   482,900       $16.34        427,457       $12.39        356,640       $ 9.66
     Granted                            147,050        32.54        147,000        26.55        145,800        18.27
     Exercised                          (90,445)       11.88        (59,576)       11.12        (39,552)        9.91
     Forfeited                          (19,909)       25.38        (31,981)       20.21        (35,431)       11.96
     Expired                             (2,578)       12.04              -            -             -             -
     Outstanding at end of year         517,018        21.40        482,900        16.34        427,457        12.39

     Options exercisable at year-end    172,689                     149,605                     103,437

     Weighted average fair value of
       options granted during the year   $10.76                       $8.57                       $6.76

   The following table summarizes information about fixed stock options outstanding at December 31, 1997:
                                   Options Outstanding                                  Options Exercisable

                             Number        Weighted Average                         Number
           Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
        Exercise Prices    at 12/31/97     Contractual Life     Exercise Price   at 12/31/97     Exercise Price
        $ 7.37 - $ 9.46      123,681          0.9 years            $ 8.33           85,877          $ 8.53
        $10.36 - $20.03      130,750          1.9                   17.07           55,989           16.85
        $25.92 - $31.63      155,938          3.3                   27.59           30,823           26.53
        $32.63 - $35.89      106,649          4.1                   32.81                -               -
        $ 7.37 - $35.89      517,018          2.5                   21.40          172,689           14.44

                                   16

   Employee Stock Purchase Plan

   Under the Amended 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 645,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 43,785 shares for $982,000, 30,888 shares for $742,000 and 40,603 shares for $670,000 to employees in 1997, 1996 and 1995, respectively. At December 31, 1997, 115,572 shares remained authorized under the Plan.

   The fair value of the employees' purchase rights since January 1, 1995, was estimated using the Black-Scholes model with the following assumptions for 1997, 1996 and 1995, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 19% to 30%, from 26% to 38% and from 20% to 32%; and risk-free interest rates ranging from 5.02% to 5.41%, from 4.90% to 4.99% and from 5.12% to 5.66%. The weighted average fair value of those purchase rights granted in 1997, 1996 and 1995 was $5.50, $6.81 and $4.45, respectively.

   Pro Forma Disclosures

   Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value at grant dates for awards under those plans consistent with the method of Statement of Financial
   Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based
   Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            Year Ended December 31,
                                          1997       1996        1995
   Net income             As reported    $16,364    $26,179    $25,156
                          Pro forma      $15,173    $25,348    $24,651

   Diluted earnings per   As reported      $1.32      $2.10      $2.02
     share                Pro forma        $1.22      $2.03      $1.98

   Under the requirements of SFAS No. 123, the above disclosures relate only to options granted after December 15, 1994, and do not include the impact of outstanding options that were made prior to the period for which SFAS No. 123 is effective. During the initial phase-in period of SFAS No. 123, since the employee stock options vest over several years and additional grants are likely to be made in future years, the disclosures are not likely to be representative of the effects on reported pro forma net income or earnings per share in future years.

   8. Earnings Per Share

   In the fourth quarter of 1997, Bio-Rad adopted SFAS No. 128, "Earnings per Share". Basic earnings per share as required by SFAS No. 128 are equal to earnings per share as historically reported by Bio-Rad. No historical restatement was necessary.

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 134,000, 199,000 and 224,000 shares, for the years ended December 31, 1997, 1996 and 1995, respectively.

   Options to purchase 133,000 shares of common stock were outstanding during 1997, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at the end of 1997. No options were excluded in 1996 or 1995.

   9.   Restructuring Costs

   In the fourth quarter of 1996, the Clinical Diagnostics segment provided a $2,700,000 restructuring charge and a $2,100,000 charge to cost of goods sold related to product line restructuring in the immunoassay market and closure of the related production and research facility in northern California. The restructuring charge consisted primarily of lease-related costs and write-offs of production and research equipment dedicated to the Company's closed system immunoassay product line. The charge to cost of goods sold reflected the adjustment to inventory necessary to reduce the carrying value of inventory to its net realizable value. Cash outlays are primarily for lease-related costs and commenced in the first quarter of 1997.
   Future lease payments have been reserved through 2000. This reserve may be offset in the future should the Company be successful in efforts to sublease the property.

   In the third quarter of 1995, the Life Science segment announced it would close its sales office and warehouse located in New York. The functions performed at this location were considered redundant and have been absorbed by the California operations. In conjunction with this decision, the Company recorded $1,500,000 of restructuring costs. These charges consisted primarily of lease-related costs and employee separation costs. Cash outlays related to this restructuring were made with current operating funds, and were completed in 1996 with the exception of lease-related costs. Future lease payments have been reserved through 2001.

   ___________________________________________________________________

   10.  Other Income and Expense

   Other, net includes the following income and (expense) components (in thousands):
                                         Year Ended December 31,
                                      1997          1996         1995
   Exchange gains (losses)          $  (711)    $  (641)   $   118
   Other non-operating litigation
     costs, net                      (1,606)       (971)    (1,350)
   Miscellaneous other items           (381)        (88)      (181)
   Amortization of goodwill          (1,612)       (132)         -
   Other, net                       $(4,310)    $(1,832)   $(1,413)

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

   ________________________________________________________________

   11.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in thousands):

                                                              December 31,
                                                       1997       1996      1995
   Net income                                        $16,364    $26,179   $25,156
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                   19,470     17,870    16,681
      Foreign currency hedge transactions, net        (4,001)    (1,275)      649
      Gains on dispositions of marketable securities  (1,129)    (1,130)     (995)
      Increase in accounts receivable, net            (6,176)    (6,670)   (9,261)
      (Increase) decrease in inventories             (14,831)     5,339      (984)
      (Increase) decrease in other current assets     (6,369)       435     1,560
      Increase in accounts payable and
         other current liabilities                    18,775      1,411     5,531
      Increase (decrease) in income taxes payable      1,122     (2,926)    1,153
      Decrease in deferred taxes                      (1,276)    (4,879)   (1,321)
      Other                                             (840)    (1,201)       63
   Net cash provided by operating activities         $21,109    $33,153   $38,232

   ______________________________________________________________________________

                                   20

   12.  Commitments and Contingent Liabilities

   Rents and Leases

   Net rental expense under operating leases was $11,339,000 in 1997, $11,505,000 in 1996 and $11,105,000 in 1995. Leases are
   principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1997, under operating leases are as follows: 1998 - $10,775,000; 1999 -
   $8,114,000; 2000 - $4,678,000; 2001 - $3,151,000; 2002 -
   $3,026,000; subsequent to 2002 - $12,637,000.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $3,285,000, $3,165,000 and $2,870,000 in 1997, 1996 and
   1995, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receiv-ables and payables. At December 31, 1997, the Company had contracts maturing in January 1998 to sell foreign currency with a market value of $37,651,000 and to purchase foreign currency with a market value of $559,000. At December 31, 1996, the Company had contracts maturing in January and February 1997 to sell foreign currency with a market value of $26,157,000 and to purchase foreign currency with a market value of $680,000.
   _________________________________________________________________

   13. Legal Proceedings

   In the third quarter of 1996, Bio-Rad and Fuji Photo Film Co., Ltd. reached a settlement in the action filed in Civil Department No. 29 of the Tokyo District Court in July 1994 alleging in-fringement of a Japanese patent which covers an autoradiographic process. The settlement amounts were provided for in 1995 and 1994.

   The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. One such action relates to the U.S. Environmental Protection Agency which has informed the Company that it may be a potentially responsible party under the Comprehensive Environmental Response, Compensa-tion and Liability Act, as amended, at one site in Colorado. In the opinion of management the outcome of this and other claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.
   _________________________________________________________________

   14.  Related Party Transactions

   The Company regularly contracts for legal services with the law firm of Townsend and Townsend and Crew. Albert J. Hillman was Of Counsel in this law firm during 1997 and a non-employee member of the Company's Board of Directors. The rate charged the Company for these services is comparable to the rates charged others for similar services.
   _________________________________________________________________

   15.  Industry Segment Information

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products, clinical diagnostics and analytical instruments.  Information regarding geographic areas at December 31, 1997, 1996 and 1995 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                           North                Pacific    Elimi-    dated
   Worldwide Operations                   America    Europe       Rim      nations   Total

   Net sales to unaffiliated      1997   $199,390  $133,263    $ 94,261    $    -   $426,914
     customers                    1996    184,325   141,413      93,051         -    418,789
                                  1995    169,350   138,288      88,980         -    396,618

   Net intercompany sales         1997    106,575    49,439       2,128  (158,142)         -
                                  1996    103,411    44,390       1,847  (149,648)         -
                                  1995     98,734    42,335       6,164  (147,233)         -

   Total net sales                1997    305,965   182,702      96,389  (158,142)   426,914
                                  1996    287,736   185,803      94,898  (149,648)   418,789
                                  1995    268,084   180,623      95,144  (147,233)   396,618

   Income from operations         1997     17,194     4,692       4,767         -     26,653
                                  1996     24,633    10,514       3,800         -     38,947
                                  1995     25,076    11,030       2,084         -     38,190

   Identifiable assets            1997    241,198    73,932      36,746         -    351,876
                                  1996    176,900    74,412      33,613         -    284,925
                                  1995    178,738    69,502      36,858         -    285,098

   Net intercompany sales and income from operations are recorded on the basis of intercompany prices established by the Company.

   Net sales in North America include export sales from the Company's United States operations of approximately $8,188,000, $7,577,000 and $6,163,000 in 1997, 1996 and 1995, respectively.

   Information regarding industry segments at December 31, 1997, 1996 and 1995 and for the years then ended is as follows (in thousands):
                                                                                    Consoli-
                                          Life      Clinical   Analytical            dated
   Market Segments                       Science   Diagnostics Instruments Corporate  Total

   Net sales to unaffiliated      1997   $201,016    $150,098   $ 75,800  $     -   $426,914
     customers                    1996    195,810     148,945     74,034        -    418,789
                                  1995    193,145     137,426     66,047        -    396,618

   Income (loss) from operations  1997      5,835      19,981        832        5     26,653
                                  1996     15,828      17,397      5,136      586     38,947
                                  1995     17,250      17,465      3,873     (398)    38,190

   Identifiable assets            1997    116,933     134,792     43,504   56,647    351,876
                                  1996    106,394      93,721     39,887   44,923    284,925
                                  1995    115,256      94,321     32,804   42,717    285,098

   Capital expenditures           1997      7,461      14,432      1,991      832     24,716
                                  1996      7,103       7,514      2,133      791     17,541
                                  1995      5,598       6,624      1,514      655     14,391

   Depreciation                   1997      7,164       7,553      1,792      804     17,313
                                  1996      7,063       7,724      1,456    1,160     17,403
                                  1995      6,986       6,510      1,555    1,181     16,232

   Sales between segments are immaterial. Capital expenditures include capitalized leases of $331,000, $872,000 and $778,000 in 1997, 1996 and
   1995, respectively.
   ___________________________________________________________________________

   16.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1997 and 1996 are as follows
   (in thousands, except per share data):

                                First      Second       Third    Fourth
                               Quarter     Quarter     Quarter   Quarter
      1997
   Net sales                  $105,854    $105,752   $ 99,491   $115,817
   Gross profit                 62,141      58,721     54,835     61,886
   Net income                    7,494       4,899      2,614      1,357
   Basic earnings per share      $0.61       $0.40      $0.21      $0.11
   Diluted earnings per share    $0.60       $0.39      $0.21      $0.11

      1996

   Net sales                  $108,272    $ 99,981   $ 96,559   $113,977
   Gross profit                 61,432      58,277     55,847     61,187
   Income before
    extraordinary charge         9,461       7,511      6,699      3,684
   Extraordinary charge              -           -          -     (1,176)
   Net income                    9,461       7,511      6,699      2,508
   Basic earnings per share
    before extraordinary
    charge                       $0.77       $0.61      $0.55      $0.30
   Basic earnings per share      $0.77       $0.61      $0.55      $0.20
   Diluted earnings per share
    before extraordinary
    charge                       $0.76       $0.60      $0.54      $0.29
   Diluted earnings per share    $0.76       $0.60      $0.54      $0.20

   ______________________________________________________________________

   17.  Information Concerning Common Stock - (unaudited)

   The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respec-tively. The following sets forth, for the periods indicated, the high and low sales prices for the Company's Class A and Class B Common Stock.

                                Class A              Class B
                             High      Low        High      Low
        1997

   First Quarter           33-1/2     25-1/2     32        26-3/4
   Second Quarter          27-15/16   23-3/8     27-1/2    23-1/4
   Third Quarter           30-3/4     26         30-1/8    26-1/4
   Fourth Quarter          30-1/4     23-7/16    29-3/8    29

        1996

   First Quarter            28-1/2    24-11/12   27-5/6    25-11/12
   Second Quarter           37        28         36-3/4    29-1/12
   Third Quarter            36-5/8    26-5/8     36-3/8    26-1/2
   Fourth Quarter           31        24         30-1/2    25-1/8

   At February 17, 1998, the Company had 618 holders of record of Class A Common Stock and 305 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





                                           /s/ Arthur Andersen LLP
                                               ARTHUR ANDERSEN LLP

   San Francisco, California,
     February 4, 1998
                                   27

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

   The following table shows operating income and expense items as a percentage of net sales:
                                            Year Ended December 31,
                                             1997    1996    1995
   Net sales                                 100.0   100.0   100.0
     Cost of goods sold                       44.3    43.5    43.4
   Gross profit                               55.7    56.5    56.6
     Selling, general and administrative      38.7    37.1    37.9
     Product research and development         10.8     9.5     8.7
     Restructuring costs                         -     0.6     0.4

   Income from operations                      6.2     9.3     9.6
                                             =====   =====   =====
   Income before extraordinary charge          3.8     6.5     6.3
                                             =====   =====   =====

   Corporate Results -- Sales, Margins and Expenses

   Bio-Rad's net sales (sales) in 1997 amounted to $426.9 million, an increase of 1.9% over sales in 1996. Again in 1997, the continuing effect of an ever strengthening U.S. dollar throughout 1997 caused a reduction in sales growth of 4.6% or approximately $19.2 million. When 1997 sales are compared to 1996 at constant 1996 exchange rates, sales for the Company grew 6.5%. Sales increased in all segments of the Company's business. Eliminating the effects of a strengthened U.S. dollar, sales increased 7.5% in Life Science, 6.3% in Analytical Instruments and 5.4% in Clinical Diagnostics. Life Science sales growth was generated by its imaging product equipment and related software, gene transfer products, convenience electrophoresis and chromotography products. Analytical Instruments saw continued growth in the products sold into the semiconductor test and manufacturing equipment market.

   Bio-Rad's sales in 1996 were $418.8 million, an increase of 5.6% over sales in 1995. The effect of the strengthened U.S. dollar in 1996 exchange rates compared to 1995 exchange rates resulted in an approximate 2% or $8.5 million decrease in consolidated sales. Sales increased in all segments of the Company's business. Excluding the effects of the strengthened U.S. dollar, sales increased 16% in Analytical Instruments, 8% in Clinical Diagnostics and 4% in Life Science. The growth in Analytical Instruments was led by increased sales of spectroscopy equipment but also included increased sales of the Company's semiconductor test and manufacturing equipment, especially in the fourth quarter. Clinical Diagnostics experienced worldwide growth led by increases in U.S. sales.

   Consolidated gross margins were 55.7% for 1997 compared to 56.5% for 1996. Gross margins overall were adversely affected in part by lower prices on international sales caused by the strengthening U.S. dollar and a majority of manufacturing costs being U.S. dollar denominated. Clinical Diagnostics gross margins declined by 0.6% of sales after adjustment for the $2.1 million (or 1.4% of sales impact) from the fourth quarter 1996 write-down of inventory associated with a closed system immunoassay analyzer product line (see Note 9). Analytical Instruments gross margins declined 0.7% of sales largely in the Company's spectroscopy equipment product line as a number of re-engineering and organizational changes were made to the manufacturing operations of this product line. The initiatives undertaken included selective headcount reductions, the outsourcing of some components, redesign of manufacturing processes and the lowering of manufacturing overhead. Life Science margins declined 2.2% of sales. In addition to the impact of lower overall prices mentioned above, this segment experienced increased warranty and service expenses, increased returns and allowances, and unfavorable manufacturing overhead absorption from not achieving planned growth.

   Consolidated gross margins were 56.5% for 1996 compared to 56.6% for 1995. Gross margins were negatively impacted by 0.5% from a $2.1 million charge in the fourth quarter of 1996 for the write-down of Clinical Diagnostics inventory associated with the development and production of a closed system immunoassay analyzer product line (see
   Note 9). Improved gross margins in the Analytical Instruments segment were the result of sales increases. Gross margins in Clinical Diagnostics were relatively unchanged excluding the impact of the fourth quarter inventory adjustment. In Life Science gross margins were down less than 1% when compared to 1995; this was attributed to a number of factors including exchange rates, sales mix and factory inefficiencies.

   Consolidated selling, general and administrative expense (SG&A) increased to 38.7% of sales in 1997 from 37.1% in 1996. Spending increased in absolute dollars in all segments, with each segment growing SG&A faster than sales. While headcount grew approximately 2.5% (excluding the acquisition in December 1997), salaries rose at an even faster rate particularly in the United States as the labor market became tighter and the cost of retaining and recruiting personnel increased. Additionally, the Company increased its expenditures on information technology to add the necessary infrastructure for Bio-Rad to remain competitive in serving its worldwide customer base. Beyond personnel cost increases, Life Science increases were for advertising. Analytical Instruments directed increased spending towards its semiconductor product lines. Clinical Diagnostics had increased costs for recruiting and for providing demonstration equipment in support of sales.

   During 1996, SG&A decreased to 37.1% of sales from 37.9% in 1995. While spending increased in absolute dollars in all segments, the Clinical Diagnostics and Analytical Instruments segments succeeded in growing sales faster than SG&A in 1996. In the Life Science segment the growth in SG&A was proportional to the growth in sales.

   Product research and development expense (R&D) increased in 1997 by 16.6% to $46.1 million compared to $39.6 million for the year 1996. While spending increased in each segment, Clinical Diagnostics remained virtually unchanged as spending increased $0.3 million. Life Science increased spending 23%. Analytical Instruments increased spending 27% as it prepared to meet new specifications for the next generation of test and measurement equipment and for new products that will complement the existing product line.

   R&D increased in 1996 when compared to 1995, both in absolute dollars and as a percent of sales. As planned, R&D was expanded and spending increased in the Analytical Instruments and Life Science segments as part of Bio-Rad's continuing commitment to long-term growth. R&D spending declined approximately $0.6 million in the Clinical Diagnostics segment.

   In the fourth quarter of 1996, the Clinical Diagnostics segment made a provision of $2.7 million for lease-related costs and write-down of certain dedicated fixed assets associated with its closed system immunoassay analyzer product line (see Note 9). Management determined the marketing strategy was not competitive and has redirected resources to an open systems approach.

   The Life Science segment made a $1.5 million provision for the cost of closing its New York warehouse and distribution center in the third quarter of 1995 (see Note 9). Closing this facility has reduced costs and enabled the Company to more efficiently use its remaining distribution space.

   Corporate Results -- Non-Operating Items

   Interest expense represents 0.3% of sales in 1997 compared to 0.7% in 1996 and 1.1% in 1995. The decline is attributable to an overall reduction in the amount of interest bearing debt. Average borrowings for the years 1997, 1996 and 1995 were $14.7 million, $27.9 million and $42.4 million, respectively. Interest expense will increase in the coming year as a result of the borrowings made in connection with the acquisitions in the fourth quarter of 1997 (see Note 2). In December 1996, the Company repaid the $20.0 million 10.9% Subordinated Notes resulting in an extraordinary charge (see Note 5).

   Investment income in 1997, 1996 and 1995 includes gains on sales of marketable securities. 1996 includes interest income of $0.8 million from short-term investments as a result of accumulating cash prior to repaying the 10.9% Subordinated Notes.

   Net other income and expense for 1997 included non-operating litigation costs, amortization of goodwill and exchange losses (see
   Note 10). Net other income and expense for 1996 was principally non-operating litigation costs and exchange losses. Net other income and expense for 1995 was principally non-operating litigation costs. Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and transaction charges.

   Bio-Rad's consolidated tax provision was 28% in 1997 and 25% in both
   1996 and 1995.   The higher effective tax rate for 1997 is the result
   of changes in the source of taxable income and the diminishing availability of loss carryforwards. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. These benefits are not expected to continue at the same level in 1998 resulting in the tax rate rising slowly over time.

   Financial Condition

   Historically, the Company's ongoing and principal capital requirement was for working capital to fund its growth in operations. Since 1994, the Company's efforts to improve profitability and emphasize working capital control have limited much of this requirement.

   At December 31, 1997, the Company had available $10.8 million in cash and cash equivalents, $21.5 million under its international lines of credit, $22.0 million under its principal revolving credit agreement (see Note 5) and marketable securities with a market value of $18.1 million, a majority of which could be readily converted into cash (see
   Note 4).

   Net cash provided by operations was $21.1 million, $33.2 million and $38.2 million in 1997, 1996 and 1995, respectively. The 1997 decrease in net cash provided by operations was caused by an increase in inventories as discussed below.

   Consolidated net accounts receivable decreased 0.8% in 1997 when compared to 1996. The effect of a strengthened U.S. dollar caused a decline in net accounts receivable denominated in foreign currency. This decline was offset by increased sales in the fourth quarter, by a slowing in payments from certain customers purchasing large instruments and by customers in Asia. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

   For the year ended December 1997, consolidated inventories, excluding additions from current year acquisitions, rose 18% to $82.4 million. Year-end inventories from acquisitions amounted to $9.0 million and were comprised principally of the controls inventory purchased in December 1997. The Life Science segment added significantly to the increase in inventory for new products, to accommodate customer demands for greater inventory availability levels and to support increased sales efforts. Additionally, the Analytical Instruments segment added inventory to its semiconductor product line which is generally built-to-order but has some planned 1998 new product releases. Management regularly reviews the impact of obsolescence in current inventory caused by the introduction of new products. Management will renew its focus on inventory control in the coming year to moderate capital requirements.

   A valuation reserve is necessary for deferred tax assets (see Note 6) primarily because realization of tax attribute carryforwards is uncertain.

   Net capital expenditures in 1997 totaled $23.6 million compared to $15.2 million and $12.3 million in 1996 and 1995, respectively. Expenditures in 1997 included the relocation of the Clinical Diagnostics segment's southern California manufacturing operations to a new leased facility. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Management regularly approves capital spending in the normal course of business. Capital expenditures are expected to increase in 1998 when compared to the past three years. The Life Science segment's northern California distribution and instrument manufacturing facility lease expires late in 1998 and may require a major investment. The Company is reviewing several options including relocating and leasing, or constructing a facility on its Hercules campus. Additionally, the Company will continue its investment in information technology begun in earnest in 1997 to provide the enterprise-wide infrastructure necessary for achieving greater competitiveness, further cost efficiencies and year 2000 compliance. Modifications to existing computer systems and applications required to meet year 2000 needs have not had, and are not expected to have, a material impact on the results of operations.

   Bio-Rad's liquidity remained strong in 1997 by historical standards. Available funds and cash flow from operations are adequate to meet the Company's objectives for operations, research and development, and investment in plant and equipment.

   In February 1998, the Board of Directors authorized the Company to repurchase up to an additional $10 million of common stock over an indefinite period of time. This is the third such authorization since July 1996 bringing the total authorized to $18 million. Through January 1998, the Company has repurchased 236,700 shares of Class A common stock and 30,000 shares of Class B common stock for a total of $7.2 million. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

   In December 1997, the Company's Clinical Diagnostics segment acquired the assets used by Chiron Diagnostics Corporation in the business of the manufacturing, marketing and sale of diagnostic controls (exclusive of blood gas controls). Assets acquired included inventory, equipment, leasehold improvements, a number of intangible assets and an agreement to supply product to Chiron Diagnostics for up
   to 10 years.    Additionally, in the fourth quarter of 1997, the Life

   Science segment acquired certain assets, primarily source code, to complement its imaging products and the Analytical Instruments segment acquired certain assets, primarily inventory, related to the design and manufacture of the optical production profiler. Funding for these acquisitions came from the Company's existing revolving credit agreement. These acquisitions have been accounted for using the purchase method (see Note 2). The Company continues to regularly review acquisition opportunities; currently no material acquisitions have reached a stage beyond exploratory discussions.

   New Financial Accounting Standards

   In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. Under SFAS No. 130, the Company will be required to report all items comprising comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Since much of the required information is already disclosed, the Company does not expect the adoption of the requirements of this statement to have a material effect on its financial statements.

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 15, 1997. Under SFAS No. 131, the Company will be required to modify its segment disclosures. The Company does not expect the adoption of the requirements of this statement to have a material effect on its financial statements.

   Forward Looking Statements

   Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. Actual results may differ materially from those currently anticipated depending on a variety of risk factors.
                                     33