Form 10-K, Exhibit 13
period 1998-12-31
BIO RAD LABORATORIES INC
filed 1999-03-25
CIK 12208

   EXHIBIT 13.1


   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

   ________________________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                         1998        1997        1996        1995        1994       1993
   Net sales                                           $441,942    $426,914    $418,789    $396,618    $355,299   $328,553
     Cost of goods sold (1)                             202,438     189,331     182,046     171,942     155,805    151,063
   Gross profit                                         239,504     237,583     236,743     224,676     199,494    177,490

     Selling, general and administrative expense        166,978     164,792     155,516     150,272     132,591    129,187
     Product research and development expense            41,381      46,138      39,580      34,714      30,172     34,204
     Restructuring costs                                      -           -       2,700       1,500           -      3,816

   Income from operations                                31,145      26,653      38,947      38,190      36,731     10,283

   Other income (expense):
     Interest expense                                    (3,731)     (1,216)     (3,027)     (4,465)     (6,138)    (8,406)
     Other, net                                           6,814      (2,709)        553        (183)     (6,596)     2,801

   Income before taxes and extraordinary charge          34,228      22,728      36,473      33,542      23,997      4,678
     Provision for income taxes                           9,926       6,364       9,118       8,386       8,399      1,877

   Income before extraordinary charge                    24,302      16,364      27,355      25,156      15,598      2,801
     Extraordinary charge (2)                                 -           -      (1,176)          -           -          -

   Net income                                          $ 24,302    $ 16,364    $ 26,179    $ 25,156    $ 15,598   $  2,801

   Basic earnings per share before
    extraordinary charge (3)                              $1.98       $1.33       $2.23       $2.06       $1.29      $0.23
     Extraordinary charge (2)(3)                              -           -        (.10)          -           -          -

   Basic earnings per share (3)                           $1.98       $1.33       $2.13       $2.06       $1.29      $0.23

   Weighted average common shares (3)                    12,264      12,260      12,273      12,206      12,113     11,990

   Cash dividends paid per common share                       -           -           -           -           -          -

   Total assets                                        $367,299    $351,876    $284,925    $285,098    $263,650   $259,890

   Long-term debt, net of current maturities           $ 42,339    $ 38,952    $  6,721    $ 20,922    $ 26,287   $ 47,834
   _______________________________________________________________________________________________________________________

   (1) In 1996, cost of goods sold includes a charge of $2.1 million for a write-down of inventory associated with the restructuring costs.

   (2) Extraordinary charge for redemption of subordinated debt:  1996 - $1,176, net of tax effect of $817.

   (3) Restated to give effect to a stock split in the form of a 50% stock dividend in 1996.


   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       1998             1997
   Current Assets:
     Cash and cash equivalents                               $ 10,081         $ 10,843
     Accounts receivable, less allowance of $3,629 in 1998
        and $3,374 in 1997                                    106,010           96,965

     Inventories:
       Raw materials                                           26,038           27,257
       Work in process                                         21,614           21,242
       Finished goods                                          44,759           42,929
         Total inventories                                     92,411           91,428

     Deferred tax assets                                       18,340           15,524
     Prepaid expenses and other current assets                  8,547           12,658
         Total current assets                                 235,389          227,418

   Property, Plant and Equipment:
     Land and improvements                                      8,057            8,057
     Buildings and leasehold improvements                      56,280           55,477
     Equipment                                                133,838          115,097
         Total property, plant and equipment                  198,175          178,631
     Accumulated depreciation                                (116,045)         (99,953)
         Net property, plant and equipment                     82,130           78,678

   Marketable Securities                                        6,174           18,092
   Goodwill                                                    18,616           20,959
   Other Assets                                                24,990            6,729

   Total Assets                                              $367,299         $351,876

   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                          December 31,
   Liabilities and Stockholders' Equity                                1998          1997
   Current Liabilities:
     Notes payable                                                   $  8,721      $  9,872
     Current maturities of long-term debt                                 672           930
     Accounts payable                                                  26,706        32,385
     Accrued payroll and employee benefits                             27,351        24,825
     Sales, income and other taxes payable                              6,396         5,055
     Other current liabilities                                         27,398        27,715
          Total current liabilities                                    97,244       100,782

   Long-Term Debt, net of current maturities                           42,339        38,952
   Deferred Tax Liabilities                                            13,382        15,465
          Total liabilities                                           152,965       155,199

   Commitments and Contingent Liabilities

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 1998 - 9,973,679;
       1997 - 9,824,509                                                 9,974         9,825
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 1998 - 2,452,899;
       1997 - 2,596,069                                                 2,453         2,596
     Additional paid-in capital                                        18,523        18,426
     Class A treasury stock, 306,368 shares in 1998 and                (7,047)       (5,206)
       193,539 shares in 1997 at cost
     Class B treasury stock, 30,000 shares in 1997 at cost                  -          (800)
     Retained earnings                                                189,838       167,182
     Accumulated other comprehensive income:
       Currency translation                                                92        (1,149)
       Net unrealized holding gain on marketable securities               501         5,803

          Total stockholders' equity                                  214,334       196,677

   Total Liabilities and Stockholders' Equity                        $367,299      $351,876
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ______________________________________________________________________________________________________________________
                                                                                     Year Ended December 31,
                                                                           1998               1997                1996
   Net sales                                                             $441,942           $426,914            $418,789
     Cost of goods sold                                                   202,438            189,331             182,046

   Gross profit                                                           239,504            237,583             236,743

     Selling, general and administrative expense                          166,978            164,792             155,516
     Product research and development expense                              41,381             46,138              39,580
     Restructuring costs                                                        -                  -               2,700

   Income from operations                                                  31,145             26,653              38,947

   Other income (expense):
     Interest expense                                                      (3,731)            (1,216)             (3,027)
     Investment income, net                                                 8,790              1,601               2,385
     Other, net                                                            (1,976)            (4,310)             (1,832)

   Income before taxes and extraordinary charge                            34,228             22,728              36,473
     Provision for income taxes                                             9,926              6,364               9,118
   Income before extraordinary charge                                      24,302             16,364              27,355
     Extraordinary charge, net of tax effect of $817                            -                  -              (1,176)

   Net income                                                            $ 24,302           $ 16,364            $ 26,179

   Basic earnings per share:
     Income before extraordinary charge                                     $1.98              $1.33               $2.23
       Extraordinary charge                                                     -                  -                (.10)

     Net income                                                             $1.98              $1.33               $2.13

     Weighted average common shares                                        12,264             12,260              12,273

   Diluted earnings per share:
     Income before extraordinary charge                                     $1.97              $1.32               $2.19
       Extraordinary charge                                                     -                  -                (.09)

     Net income                                                             $1.97              $1.32               $2.10

     Weighted average common shares                                        12,358             12,394              12,472
   _______________________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                                       1998         1997        1996
   Cash flows from operating activities:
        Cash received from customers                                 $436,029    $414,694    $409,144
        Cash paid to suppliers and employees                         (395,265)   (381,489)   (354,641)
        Interest paid                                                  (3,833)     (1,155)     (3,710)
        Income tax payments                                            (9,370)    (10,950)    (16,923)
        Miscellaneous receipts (payments)                                (226)          9        (717)

        Net cash provided by operating activities                      27,335      21,109      33,153

   Cash flows from investing activities:
        Capital expenditures, net                                     (21,176)    (23,571)    (15,235)
        Payments for acquisitions                                           -     (31,238)     (1,290)
        Purchases of marketable securities and investments            (19,086)     (8,352)     (2,710)
        Sales of marketable securities and investments                 16,367       3,419       2,968
        Foreign currency hedges, net                                   (1,360)      3,817       1,423

        Net cash used in investing activities                         (25,255)    (55,925)    (14,844)

   Cash flows from financing activities:
        Net borrowings under line-of-credit arrangements               (1,365)      4,665      (8,940)
        Long-term borrowings                                          133,710      87,275       5,024
        Payments on long-term debt                                   (130,666)    (55,329)    (20,841)
        Proceeds from issuance of common stock                            103       1,459       1,262
        Purchase of treasury stock                                     (4,665)     (5,302)     (1,887)
        Reissuance of treasury stock                                    1,978         750         215

        Net cash provided by (used in) financing activities              (905)     33,518     (25,167)

   Effect of exchange rate changes on cash                             (1,937)      2,751       1,474

   Net increase (decrease) in cash and cash equivalents                  (762)      1,453      (5,384)

   Cash and cash equivalents at beginning of year                      10,843       9,390      14,774

   Cash and cash equivalents at end of year                          $ 10,081    $ 10,843    $  9,390

   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands)

   ______________________________________________________________________
                                              Year Ended December 31,
                                           1998        1997       1996
   Common Stock, $1.00 par value:
     Balance at beginning of year         $12,421    $ 12,321   $ 12,239
     Issuance of common stock                   6         100         82
     Balance at end of year                12,427      12,421     12,321

   Additional Paid-In Capital:
     Balance at beginning of year          18,426      17,067     15,887
     Issuance of common stock                  97       1,359      1,188
     Cash paid in lieu of fractional
       shares on 3-for-2 stock split            -           -         (8)
     Balance at end of year                18,523      18,426      17,067

   Treasury Stock:
     Balance at beginning of year          (6,006)     (1,639)         -
     Purchase of treasury stock            (4,665)     (5,302)    (1,887)
     Reissuance of treasury stock           3,624         935        248
     Balance at end of year                (7,047)     (6,006)    (1,639)

   Retained Earnings:
     Balance at beginning of year         167,182     151,003    124,857
     Net income                            24,302      16,364     26,179
     Reissuance of treasury stock at
       less than cost                      (1,646)       (185)       (33)
     Balance at end of year               189,838     167,182    151,003

   Accumulated Other Comprehensive Income:
     Balance at beginning of year           4,654       4,756      4,076
     Currency translation adjustments       1,241      (4,719)        43
     Net unrealized holding gains             819       5,746      1,767
     Reclassification adjustment for
       gains included in net income        (6,121)     (1,129)    (1,130)
     Balance at end of year                   593       4,654      4,756
                                         ________    ________   ________

   Total Stockholders' Equity            $214,334    $196,677   $183,508


   Comprehensive Income:
     Net income                          $ 24,302    $ 16,364   $ 26,179
     Currency translation adjustments       1,241      (4,719)        43
     Net unrealized holding gains             819       5,746      1,767
     Reclassification adjustments for
       gains included in net income        (6,121)     (1,129)    (1,130)

   Total Comprehensive Income            $ 20,241    $ 16,262   $ 26,859
   _________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   _________________________________________________________________

   1.  Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1998 presentation.

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

   Goodwill

   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited, typically ten years. The Company reviews the recoverability of goodwill annually.

   Revenue Recognition and Warranty

   Bio-Rad recognizes revenues when products are shipped or services are rendered and all significant obligations of the Company have been met. Where appropriate, the Company also establishes a concurrent reserve for returns and allowances.

   The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of equipment sold at a price which includes a warranty, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty.

   Foreign Currency Translation

   Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

   Forward Exchange Contracts

   The Company does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. These contracts generally have maturity dates of 60 days or less, relate primarily to currencies of industrial countries and are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense offsetting exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of premiums and discounts resulting from interest rate differentials between the U.S. and the countries of the currencies being traded. The cash flows related to these contracts are classified as cash flows from investing activities in the statement of cash flows.

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

   Fair Value of Financial Instruments

   For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, notes payable, accounts payable, long-term debt and forward exchange contracts, the carrying amounts approximate fair value. The fair values of other instruments are disclosed in relevant notes to the financial statements.

   2.  Acquisitions

   In December 1997, the Company acquired, for cash, the assets used by Chiron Diagnostics Corporation in the business of manufacturing, marketing and selling diagnostic controls (exclusive of blood gas controls). The business has been combined with the Clinical
   Diagnostics controls business based in southern California.

   In October 1997, the Company acquired, for cash, substantially all of the assets of Protein Databases, Inc. The assets purchased have been utilized by the Life Science segment in its imaging products.

   In September 1997, the Company acquired, for cash, certain assets related to the design and manufacture of the optical production profiler from Pacific Scientific Company. This expanded the semiconductor products offered by the Analytical Instruments segment.

   In conjunction with these acquisitions, liabilities were assumed and incurred as follows (in thousands):
             Assigned value of assets acquired       $12,173
             Goodwill                                 20,959
             Cash paid                               (31,238)
             Liabilities assumed and incurred        $ 1,894

   3. Marketable Securities

   The Company's portfolio is comprised principally of equity securities with an aggregate market value of $6,174,000 and $18,092,000 and cost of $5,469,000 and $12,289,000 at December 31, 1998 and 1997,
   respectively. At December 31, 1998, gross unrealized holding gains and losses were $1,044,000 and $339,000, respectively. At December 31, 1997, gross unrealized holding gains and losses were $6,039,000 and $236,000, respectively.

   Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows (in thousands):

                                      Year Ended December 31,
                                    1998        1997        1996
   Proceeds                       $ 16,367    $  3,419    $ 2,968

   Gross realized gains           $  9,168    $  1,211    $ 1,130
   Gross realized losses              (548)        (82)         -
   Net realized gain              $  8,620    $  1,129    $ 1,130

   4.  Investment in Affiliates

   Beginning in December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company with fiscal 1997 revenues in excess of $200 million. At December 31, 1998, Bio-Rad held approximately 26% of the outstanding stock of IL. Grupo CH-Werfen, S.A., a privately held company based in Spain, controls over 50% of the outstanding stock of IL. Approximately 29% of the outstanding stock of IL is available in the U.S. evidenced by American Depository Shares (Nasdaq:ILABY). The most recently published financial statements for IL are as of February 28, 1998.

   Prior to September 1998, Bio-Rad classified the investment as Marketable Securities. Given the limited availability of financial information and the low volume of shares traded in recent months, Bio-Rad management does not believe there is a sufficient liquid market for IL stock. Accordingly, the investment was reclassified to Other Assets. Additionally, since Bio-Rad does not have the ability to significantly influence the operating and financial policies of IL, the investment has been recorded at its cost of $18,159,000.

   An unrealized holding gain of $652,000 was included in comprehensive income in 1997. This amount was reversed in 1998 when the investment in IL was reclassified to Other Assets.

   5.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $33,311,000, of which $24,592,000 was unused at December 31, 1998. The weighted average interest rate on these lines was 5.14% and 5.78% at December 31, 1998 and 1997, respectively. The parent company guarantees most of these credit lines.

   The principal components of long-term debt are as follows (in thousands):
                                               December 31,
                                           1998            1997
   Revolving credit agreement            $42,000         $38,000
   Capitalized leases                        606           1,046
   Other                                     405             836
                                          43,011          39,882
   Less current maturities                   672             930
   Long-Term Debt                        $42,339         $38,952

   The Company entered into a $100 million revolving credit agreement on May 15, 1998, replacing the $60 million credit agreement previously in place. The new agreement provides for borrowings on an unsecured basis through May 2003. Interest is based upon Eurodollar or corporate base (prime) rates. The applicable interest rates at December 31, 1998 and 1997 were 5.96% and 6.49%, respectively. A fee ranging from 0.15% to 0.30% annually is charged on the daily unborrowed portion of the commitment.

   The Company entered into interest rate swap agreements to reduce the impact of changing interest rates on its revolving credit agreement. At December 31, 1998, the Company had two interest rate swap agreements with commercial banks, having an aggregate notional amount of $25 million. The agreements essentially fix the Company's interest rate exposure on $25 million worth of floating rate loans under its revolving credit agreement at 6.30%. The agreements mature in December 2000, and June 2002. The resulting applicable interest rate was 6.23% on the revolving credit agreement. In terms of the interest rate swap, the Company is exposed to credit loss in the event of nonperformance by a counterparty, however the Company has not experienced such nonperformance to date and considers such a possibility remote.

   The Company redeemed all of its 10.9% Subordinated Notes in December 1996. This redemption resulted in an extraordinary charge of $1,176,000, net of income tax benefits of $817,000. The debt was extinguished with current operating funds and $5,000,000 borrowed from the Company's revolving credit agreement.

   The revolving credit agreement (including amendments) requires the Company, among other things, to comply with certain financial ratio covenants. The Company was in compliance with all financial ratio covenants as of December 31, 1998. This agreement also contains certain other restrictions, including the limitation of cash dividends. Approximately $11,486,000 of retained earnings were available for payment of cash dividends at December 31, 1998.

   Maturities of long-term debt at December 31, 1998, are as follows:
   1999 - $672,000; 2000 - $213,000; 2001 - $116,000; 2002 - $10,000;
   2003 - $42,000,000.

   6.  Income Taxes

   The U.S. and international components of  income before taxes and extraordinary charge are as follows (in thousands):
                                      Year Ended December 31,
                                    1998       1997        1996
   U.S.                           $ 24,173   $ 11,343    $ 23,766
   International                    10,055     11,385      12,707
   Income before taxes and
     extraordinary charge         $ 34,228   $ 22,728    $ 36,473

   The provision for income taxes consists of (in thousands):
                                      Year Ended December 31,
                                    1998       1997        1996
   Current:
     U.S. Federal                 $  8,564   $  3,277    $  7,613
     International                   4,974      3,226       6,070
     U.S. State                        374        552       1,122
                                    13,912      7,055      14,805

   Deferred                         (3,986)      (691)     (5,687)

   Provision for income taxes     $  9,926   $  6,364    $  9,118

   The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:
                                       Year Ended December 31,
                                     1998        1997         1996
   U.S. statutory tax rate           35%        35%         35%
   State taxes, net of
     federal income tax benefit      (1)         1           1
   Foreign Sales Corporation
     tax benefit                     (5)        (6)         (4)
   Research and development
     tax credit                      (1)        (2)         (1)
   International taxes in excess
     of U.S. Foreign Tax Credit       -          1           4
   Loss carryforwards utilized       (1)        (6)         (4)
   Amortization of goodwill           -          2           -
   Other                              2          3           (6)
   Provision for income taxes        29%        28%         25%

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and
   liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in thousands):
                                                December 31,
                                            1998            1997
   Deferred Tax Assets:
     Reserves for obsolete inventory,
       warranty and bad debts            $ 12,102        $ 10,418
     Eliminated intercompany profit         3,265           3,483
     Tax benefit of foreign loss
       carryforwards                        4,732           1,822
     Other                                  3,583           3,086
                                           23,682          18,809
     Valuation allowance                   (5,342)         (3,285)
     Deferred Tax Assets                 $ 18,340        $ 15,524

   Deferred Tax Liabilities:
     Deferred gain on condemnation       $  4,473        $  4,426
     Depreciation                           1,174           1,921
     Development cost of Hercules
       facility                             1,413           1,438
     Other                                  6,322           7,680
     Deferred Tax Liabilities            $ 13,382        $ 15,465

   The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 1998 was an increase of $2,057,000, primarily resulting from an increase in tax loss carryforwards. The net change in 1997 was a decrease of $2,287,000, primarily resulting from unanticipated utilization of foreign loss carryforwards.

   At December 31, 1998, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $11,600,000. A portion of these loss carryforwards will expire in the following years: 1999 - $1,440,000; 2000 - $762,000; 2001 - $371,000; 2002
   - $1,148,000; 2003 - $422,000; 2004 - $260,000; 2005 - $1,543,000
   and 2008 - $243,000. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $24,923,000 at December 31, 1998, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

   7.  Stockholders' Equity

   Stock Classification

   The Company's outstanding stock consists of Class A Common Stock
   (Class A) and Class B Common Stock (Class B).   Each share of
   Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that (i) Class A has limited voting rights, each share of Class A being entitled to one-tenth of a vote on most matters and each share of Class B being entitled to one vote; (ii) Class A stockholders are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B stockholders are entitled to elect the balance of the directors; (iii) cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares, but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares; and (iv) Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.

   Stock Option Plans

   Bio-Rad maintains incentive and non-qualified fixed stock option plans for officers and certain other key employees. Under the Amended 1994 Stock Option Plan, the Company may grant options to its employees for up to 1,175,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant and expire five years after the date of grant.

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 1998, 1997 and 1996, respectively: no dividend yield for all periods; expected lives of 2.0 and 2.9 years in 1998 and 1.8 and 2.8 years in 1997 and 1996; expected volatility of 35%, 33% and 33%; and risk-free interest rates ranging from 5.39% to 5.48%, 5.63% to 6.15% and 4.85% to 5.27%.

   Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):
                                                                 Year Ended December 31,
                                                1998                        1997                      1996
                                        Shares         Price        Shares         Price      Shares         Price
     Outstanding at beginning of year   517,018        $21.40       482,900       $16.34      427,457       $12.39
     Granted                            150,653         23.54       147,050        32.54      147,000        26.55
     Exercised                          (89,625)        10.09       (90,445)       11.88      (59,576)       11.12
     Forfeited                          (14,677)        25.07       (19,909)       25.38      (31,981)       20.21
     Expired                             (2,322)         9.46        (2,578)       12.04            -            -
     Outstanding at end of year         561,047         23.73       517,018        21.40      482,900        16.34

     Options exercisable at year-end    222,539                     172,689                   149,605

     Weighted average fair value of
       options granted during the year    $7.62                      $10.76                     $8.57

   The following table summarizes information about fixed stock options outstanding at December 31, 1998:
                                   Options Outstanding                                  Options Exercisable

                             Number        Weighted Average                         Number
           Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
        Exercise Prices    at 12/31/98     Contractual Life     Exercise Price   at 12/31/98     Exercise Price
        $ 7.37 - $18.21      150,276          0.7 years            $14.11          123,223          $13.23
        $19.80 - $23.94      147,106          3.9                   23.10            6,976           19.89
        $25.92 - $31.63      161,971          2.4                   27.53           66,952           27.14
        $32.63 - $35.89      101,694          3.1                   32.82           25,388           32.82
        $ 7.37 - $35.89      561,047          2.5                   23.73          222,539           19.86

   Employee Stock Purchase Plan

   Under the Amended and Restated 1988 Employee Stock Purchase Plan (the Plan), the Company has authorized the sale of 645,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 51,446 shares for $1,129,000; 43,785 shares for $982,000 and 30,888 shares for $742,000 to employees in 1998, 1997 and 1996, respectively. At December 31, 1998, 64,126 shares remained authorized under the Plan. Management anticipates a stockholder resolution to extend the Plan.

   The fair value of the employees' purchase rights since January 1, 1995, was estimated using the Black-Scholes model with the following assumptions for 1998, 1997 and 1996, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 28% to 38%, 19% to 30% and from 26% to 38%; and risk-free interest rates ranging from 4.27% to 5.23%, 5.02% to 5.41% and from 4.90% to 4.99%. The weighted average fair value of those purchase rights granted in 1998, 1997 and 1996 was $5.55, $5.50 and $6.81, respectively.

   Pro Forma Disclosures

   Had compensation cost for the Company's stock-based compensation plans been determined based upon the fair value at grant dates for awards under those plans consistent with the method of Statement of Financial
   Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based
   Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands except per share data):
                                            Year Ended December 31,
                                          1998       1997        1996
   Net income             As reported    $24,302    $16,364    $26,179
                          Pro forma      $23,026    $15,173    $25,348

   Diluted earnings per   As reported      $1.97      $1.32      $2.10
     share                Pro forma        $1.86      $1.22      $2.03

   Under the requirements of SFAS No. 123, the above disclosures relate only to options granted after December 15, 1994, and do not include the impact of outstanding options that were made prior to the period for which SFAS No. 123 is effective. Since employee stock options vest over several years, and additional grants are likely to be made in the future, during the phase-in period of SFAS No. 123 the disclosures are not likely to be representative of the effects on reported pro forma net income or earnings per share in future years.

   8. Earnings Per Share

   In the fourth quarter of 1997, Bio-Rad adopted SFAS No. 128, "Earnings per Share". Basic earnings per share as required by SFAS No. 128 are equal to earnings per share as historically reported by Bio-Rad. No historical restatement was necessary.

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 94,000, 134,000 and 199,000 shares, for the years ended December 31, 1998, 1997 and 1996, respectively.

   Options to purchase 229,000 and 133,000 shares of common stock were outstanding during 1998 and 1997, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at the end of 1998. No options were excluded in 1996.

   9.   Restructuring Costs

   In the fourth quarter of 1996, the Clinical Diagnostics segment provided a $2,700,000 restructuring charge and a $2,100,000 charge to cost of goods sold related to product line restructuring in the immunoassay market and disposition of the related production and research facility in northern California. The restructuring charge consisted primarily of lease-related costs and write-offs of production and research equipment dedicated to the Company's closed system immunoassay product line. The charge to cost of goods sold reflected the adjustment to inventory necessary to reduce the carrying value of inventory to its net realizable value. Cash outlays were primarily for lease-related costs and commenced in the first quarter of 1997. Future lease payments have been reserved through 2000. The Company is reviewing the use of this property and the reserve may be offset in the future should the Company sublease or utilize the property for alternative purposes.

   10.  Other Income and Expense

   Other, net includes the following income and (expense) components
   (in thousands):
                                         Year Ended December 31,
                                      1998          1997         1996
   Amortization of goodwill         $(2,068)    $(1,612)   $  (132)
   Exchange gains (losses)               22        (711)      (641)
   Other non-operating litigation
     costs, net                         117      (1,606)      (971)
   Miscellaneous other items            (47)       (381)       (88)
   Other, net                       $(1,976)    $(4,310)   $(1,832)

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

   11.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in thousands):
                                                      Year Ended December 31,
                                                     1998      1997      1996
   Net income                                      $24,302   $16,364   $26,179
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                  20,975    19,470    17,870
     Foreign currency hedge transactions, net        1,360    (4,001)   (1,275)
     Gains on dispositions of marketable securities (8,620)   (1,129)   (1,130)
     Increase in accounts receivable, net           (5,739)   (6,176)   (6,670)
     (Increase) decrease in inventories               (166)  (14,831)    5,339
     (Increase) decrease in other current assets     4,629    (6,369)      435
     Increase (decrease) in accounts payable and
      other current liabilities                     (4,808)   18,775     1,411
     Increase (decrease) in income taxes payable     1,040     1,122    (2,926)
     Decrease in deferred taxes                     (5,292)   (1,276)   (4,879)
     Other                                            (346)     (840)   (1,201)
   Net cash provided by operating activities       $27,335   $21,109   $33,153

   12.  Commitments and Contingent Liabilities

   Rents and Leases

   Net rental expense under operating leases was $12,622,000 in 1998, $11,339,000 in 1997 and $11,505,000 in 1996. Leases are
   principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1998, under operating leases are as follows: 1999 - $9,076,000; 2000 -
   $6,050,000; 2001 - $4,524,000; 2002 - $4,184,000; 2003 -
   $3,599,000; subsequent to 2003 - $12,121,000.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $3,566,000, $3,285,000 and $3,165,000 in 1998, 1997 and
   1996, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receiv-ables and payables. At December 31, 1998, the Company had contracts maturing in January 1999 to sell foreign currency with a market value of $48,053,000 and to purchase foreign currency with a market value of $1,811,000. At December 31, 1997, the Company had contracts maturing in January 1998 to sell foreign currency with a market value of $37,651,000 and to purchase foreign currency with a market value of $559,000.

   13. Legal Proceedings

   In the third quarter of 1996, Bio-Rad and Fuji Photo Film Co., Ltd. reached a settlement in the action filed in Civil Department No. 29 of the Tokyo District Court in July 1994 alleging in-fringement of a Japanese patent which covers an autoradiographic process. The settlement amounts were provided for in 1995 and 1994.

   The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business. One such action relates to the U.S. Environmental Protection Agency which has informed the Company that it may be a potentially responsible party under the Comprehensive Environmental Response, Compensa-tion and Liability Act, as amended, at one site in Colorado. In the opinion of management, the outcome of this and other claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.

   14.  Segment Information

   The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998 which changes the way the Company reports information about its operating segments. The information for 1997 and 1996 has been restated in order to conform to the 1998 presentation.

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products, clinical diagnostics and analytical instruments. Bio-Rad has three reportable segments:
   Life Science, Clinical Diagnostics and Analytical Instruments. These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

   The Life Science segment develops, manufactures, sells and services liquid chromatography, electrophoresis, gene amplification and transformation, imaging and image analysis, DNA sequencing and sample preparation products. These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, and government and industrial research facilities.

   The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, and insurance and forensic testing laboratories.

   The Analytical Instruments segment develops, manufactures, sells and services FT-IR spectroscopy systems, semiconductor test and manufacturing instruments, spectral reference publications and software. These products are sold to industrial companies, government institutions, academia and forensic analysis laboratories.

   The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). Segment profit or loss used for corporate management purposes includes an allocation of corporate expense based upon sales and an allocation of interest expense based upon accounts receivable and inventories. In addition, certain items that are classified as non-operating expenses and reported as other income and expense on a consolidated basis are included in segment profit or loss. Segments are expected to manage only assets completely under their control. Accordingly, segment assets include primarily accounts receivable, inventories and gross machinery and equipment.

   Information regarding industry segments at December 31, 1998,
   1997 and 1996 and for the years then ended is as follows (in thousands):
                                        Life     Clinical    Analytical
                                       Science  Diagnostics Instruments
   Segment net sales            1998  $209,655    $170,002    $ 66,100
                                1997   205,704     150,095      75,800
                                1996   199,461     148,938      74,034


   Allocated interest expense   1998  $  1,501    $  1,464    $    571
                                1997       550         428         212
                                1996     1,344       1,237         541

   Depreciation and
     amortization               1998  $  7,328    $ 11,242    $  1,652
                                1997     7,258       7,553       3,768
                                1996     7,063       7,724       1,645


   Segment profit (loss)        1998  $ 12,649    $ 18,160    $ (2,166)
                                1997     6,816      19,257      (1,003)
                                1996    15,716      15,805       4,327


                                     20

   Segment assets               1998   $124,219    $129,089   $ 38,607
                                1997    116,289     111,453     44,964
                                1996    108,706      96,653     41,038

   Capital expenditures         1998   $  6,487    $ 15,213   $  1,912
                                1997      7,461      14,432      1,991
                                1996      7,103       7,514      2,133

   Capital expenditures include capitalized leases of $311,000, $331,000 and $872,000 in 1998, 1997 and 1996, respectively.

   Inter-segment sales are primarily between Life Science and
   Clinical Diagnostics and are priced to give Life Science a market representative gross margin.  The difference between total segment allocated interest expense, depreciation and
   amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters.  The following reconciles total segment profit
   (loss) to consolidated income before taxes and extraordinary charge (in thousands):
                                           Year Ended December 31,
                                          1998       1997       1996
   Total segment profit (loss)          $28,643    $25,070    $35,848

   Gross profit on inter-segment sales   (1,925)    (2,338)    (1,791)
   Net corporate operating, interest
     and other expense not allocated
     to segments                         (1,280)    (1,605)        31
   Investment income, net                 8,790      1,601      2,385

   Consolidated income before taxes
     and extraordinary charge           $34,228    $22,728    $36,473

   The following reconciles total segment assets to consolidated total assets (in thousands):
                                                December 31,
                                         1998       1997       1996
   Total segment assets                $291,915   $272,706   $246,397
   Cash and other current assets         36,968     39,025     31,002
   Net property, plant and
     equipment excluding segment
     specific gross machinery and
     equipment                          (11,364)    (5,635)    (7,002)
   Other long-term assets                49,780     45,780     14,528

   Total assets                        $367,299   $351,876   $284,925

   The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service
   (in thousands):
                                           Year Ended December 31,
                                         1998       1997       1996
   Europe                              $141,004   $132,551   $141,142
   Pacific Rim                           88,917     98,070     94,794
   United States                        195,309    184,533    171,445
   Other (primarily Canada
     and Latin America)                  16,712     11,760     11,408

   Total net sales                     $441,942   $426,914   $418,789

   The following presents long-lived assets by geographic area based upon the location of the asset (in thousands):
                                                  December 31,
                                          1998       1997       1996
   Europe                              $  7,860   $  7,004   $  8,060
   Pacific Rim                            4,933      3,885      4,295
   United States                        118,628    112,967     73,352
   Other (primarily Canada
     and Latin America)                     489        602        683

   Total long-lived assets             $131,910   $124,458   $ 86,390

   15.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1998 and 1997 are as follows (in thousands, except per share data):
                                     First      Second       Third    Fourth
                                    Quarter     Quarter     Quarter   Quarter
      1998

   Net sales                       $116,174    $107,898    $ 98,982  $118,888
   Gross profit                      64,076      58,857      53,577    62,994
   Net income                         8,776       7,151       1,938     6,437
   Basic earnings per share           $0.72       $0.58       $0.16     $0.52
   Diluted earnings per share         $0.71       $0.58       $0.16     $0.52

      1997

   Net sales                       $105,854    $105,752    $ 99,491  $115,817
   Gross profit                      62,141      58,721      54,835    61,886
   Net income                         7,494       4,899       2,614     1,357
   Basic earnings per share           $0.61       $0.40       $0.21     $0.11
   Diluted earnings per share         $0.60       $0.39       $0.21     $0.11

   16.  Information Concerning Common Stock - (unaudited)

   The Company's Class A and Class B Common Stock are listed on the
   American Stock Exchange with the symbols BIO.A and BIO.B, respec-
   tively.  The following sets forth, for the periods indicated, the high and low sales prices for the Company's Class A and Class B Common
   Stock.
                                Class A              Class B
                             High      Low        High      Low
        1998
   First Quarter            27        22-1/2     26-3/8    23-1/4
   Second Quarter           34-1/8    24-1/8     33-3/4    27
   Third Quarter            31-7/8    23-5/16    29-1/2    24-1/4
   Fourth Quarter           24-3/4    19-1/2     22-3/8    19-3/4

        1997
   First Quarter            33-1/2    25-1/2     32        26-3/4
   Second Quarter           27-15/16  23-3/8     27-1/2    23-1/4
   Third Quarter            30-3/4    26         30-1/8    26-1/4
   Fourth Quarter           30-1/4    23-7/16    29-3/8    29

   On February 22, 1999, the Company had 591 holders of record of Class A Common Stock and 281 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




                                          /s/  Arthur Andersen LLP

                                               ARTHUR ANDERSEN LLP

   San Francisco, California,
     February 3, 1999

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

   The following table shows operating income and expense items as a percentage of net sales:
                                            Year Ended December 31,
                                             1998    1997    1996
   Net sales                                 100.0   100.0   100.0
     Cost of goods sold                       45.8    44.3    43.5
   Gross profit                               54.2    55.7    56.5
     Selling, general and administrative      37.8    38.7    37.1
     Product research and development          9.4    10.8     9.5
     Restructuring costs                         -       -     0.6

   Income from operations                      7.0     6.2     9.3
                                             =====   =====   =====
   Income before extraordinary charge          5.5     3.8     6.5
                                             =====   =====   =====

   Corporate Results -- Sales, Margins and Expenses


   Bio-Rad's net sales (sales) in 1998 were $441.9 million, an increase of 3.5% over 1997 sales. 1998 marked the third consecutive year that a strengthening U.S. dollar caused Bio-Rad to report slower sales growth due to currency translation. The 1998 impact was 2.5% or $10.5 million, just slightly more than half of the impact in the prior year when sales were reduced by 4.6%. When 1998 sales are compared to 1997 at constant 1997 exchange rates, sales for the Company grew 6.0%. Eliminating the effect of a strengthened U.S. dollar, sales increased 16% and 4% in Clinical Diagnostics and Life Science, respectively.
   The Analytical Instruments segment recorded 11% less in sales. The growth in Clinical Diagnostics was largely attributed to the December 1997 purchase of the controls business from Chiron Diagnostics Corporation. Life Science experienced strong growth in the U.S. especially in the imaging and microscopy product lines. Europe experienced slow growth, and Asia had a sales decline as research spending was limited by many governments in the area. The Analytical Instruments segment experienced lower sales as the markets it served contracted almost worldwide. This slowdown impacted the products sold into the semiconductor test and manufacturing equipment market, which has been very successful for the past several years.

   Bio-Rad's sales in 1997 amounted to $426.9 million, an increase of 1.9% over sales in 1996. The effect of a strengthening U.S. dollar caused a reduction in sales growth of 4.6% or approximately $19.2 million. When 1997 sales are compared to 1996 at constant 1996 exchange rates, sales for the Company grew 6.5%. Sales increased in all segments of the Company's business. Eliminating the effects of a strengthened U.S. dollar, sales increased 8% in Life Science, 6% in Analytical Instruments and 5% in Clinical Diagnostics. Life Science sales growth was generated by its imaging product equipment and related software, gene transfer products, convenience electrophoresis and chromatography products. Analytical Instruments saw continued growth in the products sold into the semiconductor test and manufacturing equipment market.

   Consolidated gross margins were 54.2% for 1998 compared to 55.7% in the prior year. The decline in margins, as in 1997, reflects overall lower prices on international sales caused by a strengthening U.S. dollar and a majority of manufacturing costs being U.S. dollar denominated. Clinical Diagnostics gross margins declined 3.1% of sales, in part, from the Chiron acquisition (see Note 2), where several large supply agreements existed. Additionally, this business segment is seeing a continuing consolidation in its customer base. Company management believes that these larger, more formal agreements offer opportunities to offset pricing pressure through improved planning and resultant efficiencies. Analytical Instruments margins were negatively impacted by an increasingly weak semiconductor market and the strengthening dollar. Life Science margins declined from higher service and warranty costs, and were particularly impacted in Asia.

   Consolidated gross margins were 55.7% for 1997 compared to 56.5% for 1996. Gross margins overall were adversely affected by lower prices on international sales caused by the strengthening U.S. dollar and a majority of manufacturing costs being U.S. dollar denominated. Clinical Diagnostics gross margins declined by 0.6% of sales after adjustment for a $2.1 million 1996 write-down of inventory associated with a discontinued product line (see Note 9). Analytical Instruments gross margins declined 0.8% of sales largely in the Company's spectroscopy equipment product line as a number of reengineering and organizational changes were made to the manufacturing operations of this product line. Life Science margins declined 2.1% of sales. In addition to the impact of lower overall prices mentioned above, this segment experienced increased warranty and service expenses, increased returns and allowances, and unfavorable manufacturing overhead absorption.

   Consolidated selling, general and administrative expense (SG&A) decreased to 37.8% of sales in 1998 when compared to 38.7% for 1997. Spending increased in absolute dollars only in the Clinical Diagnostics segment yet at a growth rate of approximately half the growth rate in sales. Life Science and Analytical Instruments each had declines in absolute spending both from the currency effect on foreign incurred SG&A and cost elimination programs begun in late 1997. SG&A headcount increased by approximately 7%; these increases took place in Asia and Latin America, developing markets for Bio-Rad, which have cost structures lower than those in the U.S. and Europe.

   SG&A increased to 38.7% of sales in 1997 from 37.1% in 1996. Spending increased in absolute dollars in all segments, with each segment growing SG&A faster than sales. While headcount grew approximately 2.5% (excluding the acquisition in December 1997), salaries rose at an even faster rate particularly in the United States as the labor market became tighter and the cost of retaining and recruiting personnel increased. Additionally, the Company increased its expenditures on information technology to add the necessary infrastructure for Bio-Rad to remain competitive in serving its worldwide customer base.

   Product research and development expense (R&D) decreased in 1998 by 10% to $41.4 million. Spending declined in the Life Science and Analytical Instruments segments and increased 3% in the Clinical Diagnostics segment. Declines in Life Science and Analytical Instruments were due to the completion or termination of projects. Future spending levels are expected to be more conducive to improved profitability while retaining the potential to grow the business.

   R&D increased in 1997 by 16.6% to $46.1 million compared to $39.6 million for the year 1996. While spending increased in each segment, Clinical Diagnostics remained virtually unchanged as spending increased $0.1 million. Life Science increased spending 24%. Analytical Instruments increased spending 28% as it prepared to meet new specifications for the next generation of test and measurement equipment and for new products that will complement the existing product line.

   In the fourth quarter of 1996, the Clinical Diagnostics segment made a provision of $2.7 million for lease-related occupancy costs and the write-down of certain dedicated fixed assets associated with its closed system immunoassay analyzer product line (see Note 9).

   Corporate Results -- Non-Operating Items

   Interest expense represents 0.8% of sales in 1998 compared to 0.3% in 1997 and 0.7% in 1996. The current year increase is attributable to an increase in the amount of interest bearing debt primarily resulting from the December 1997 acquisition. Average borrowings for the years 1998, 1997 and 1996 were $52.3 million, $14.7 million and $27.9 million, respectively. The decline in borrowings from 1996 to 1997 reflects the repayment of $20.0 million of 10.9% Subordinated Notes in December 1996. The funds were generated from operations and resulted in an extraordinary charge (see Note 5).

   Investment income in 1998, 1997 and 1996 includes gains on sales of marketable securities. During 1998, Bio-Rad realized significant investment income, $8.6 million, as it sold some of its investment in marketable securities in order to increase its investment in Instrumentation Laboratory (see Note 4). 1996 included interest income of $0.8 million from short-term investments as a result of accumulating cash prior to repaying the 10.9% Subordinated Notes.

   Net other income and expense for 1998 is comprised principally of amortization of goodwill (see Note 10). Net other income and expense for 1997 was principally non-operating litigation costs and amortization of goodwill. Net other income and expense for 1996 was principally non-operating litigation costs and exchange losses. Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and from transaction charges.

   Bio-Rad's consolidated effective tax rate was 29%, 28% and 25% in
   1998, 1997 and 1996, respectively.   The higher effective tax rate for
   1998 is the result of changes in the source of taxable income and the diminishing availability of loss carryforwards. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. These benefits are not expected to continue indefinitely. However, for 1999 and 2000, the rate should remain at existing levels, then begin to rise over time to normalized statutory rates.

   Financial Condition

   Historically, the Company's principal capital requirement was for working capital to fund its growth in operations. Since 1994, the Company's efforts to improve profitability and emphasize working capital control have limited much of this requirement.

   At December 31, 1998, the Company had available $10.1 million in cash and cash equivalents, $24.6 million under its international lines of credit, $58.0 million under its principal revolving credit agreement (see Note 5) and marketable securities with a market value of $6.2 million, a majority of which could be readily converted into cash (see
   Note 3).

   Net cash provided by operations was $27.3 million, $21.1 million and $33.2 million in 1998, 1997 and 1996, respectively. The 1998 increase in net cash provided by operations was caused by R&D spending declines year-over-year and slower SG&A growth than sales.

   Consolidated net accounts receivable increased 9.3% in 1998 when compared to 1997. This increase is attributable to an increase in fourth quarter sales, the virtual elimination of factored receivables in Italy and Japan, and the late fourth quarter weakening of the U.S. dollar when compared to December 31, 1997 exchange rates. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

   For the year ended December 1998, consolidated inventories rose 1% to $92.4 million. The Life Science and Analytical Instruments segments both had declining inventory levels from the prior year. The Clinical Diagnostics segment added approximately $2.4 million to inventory as it began to manufacture products destined to fill some recently completed supply contracts. Inventory for the Clinical Diagnostics controls business, a growth area for the Company, is known for long lead times and large, infrequent batch production to meet customer requirements. The Company plans to increase its inventory levels in 1999 in this business segment. Management regularly reviews the impact of obsolescence on current inventory caused by the introduction of new products. Management will continue its focus on inventory control in the coming year to moderate capital requirements.

   A valuation reserve is necessary for deferred tax assets (see Note 6) primarily because realization of tax attributable to foreign loss carryforwards is uncertain.

   Net capital expenditures in 1998 totaled $21.2 million compared to $23.6 million and $15.2 million in 1997 and 1996, respectively. Expenditures in 1998 again included additions to the Clinical Diagnostics segment's southern California manufacturing operations facilities to accommodate the consolidation of the acquired assets in the fourth quarter of 1997. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Capital expenditures are expected to increase substantially in 1999 when compared to the past three years. Consideration is being given to relocating the Life Science segment's northern California distribution and instrument manufacturing facility. The final review and approval are scheduled to take place in the first quarter of 1999. If approved, this will require a major investment, which could begin as early as the second quarter of 1999. The capital commitment to this project could be approximately $25 million over two years. Management regularly approves capital spending in the normal course of business. Additionally, the Company will continue its investment in information technology commenced in 1997 to provide the enterprise-wide infrastructure necessary for achieving greater competitiveness and further cost efficiencies.

   By historical standards, Bio-Rad's liquidity remained strong in 1998. Available funds and cash flow from operations are adequate to meet the Company's objectives for operations, research and development, and investment in its systems and equipment.

   In February 1998, the Board of Directors authorized the Company to repurchase up to an additional $10 million of common stock over an indefinite period of time. This is the third such authorization since July 1996, bringing the total authorized to $18 million. Through January 1999, the Company has repurchased 504,700 shares of Class A Common Stock and 30,000 shares of Class B Common Stock for a total of $12.8 million. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

   The Company continues to regularly review acquisition opportunities; currently no material acquisitions have reached a stage beyond exploratory discussions.

   Euro - A New European Currency

   On January 1, 1999, certain member countries of the European Union began to fix the conversion rates between their national currencies
   and a common currency, the "Euro."   Over the period January 1, 1999
   through January 1, 2002 participating countries will gradually transition from their national currencies to the Euro.

   This transition will have business implications including the need to adjust internal systems to accommodate the Euro and cross-border price transparency. A group of Corporate and European managers have been assigned the task of preparing and accommodating the changes required to continue to do business in the European Union. The Company does not presently expect that the efforts involved will have a material impact on operations, financial position or liquidity. There will be increased competitive pressures, and marketing strategies will need to be continuously evaluated until the transition is complete. As a result of competitive forces and emerging government regulations, the Company cannot guarantee that all problems will be foreseen and remediated, and that no material disruption will occur.

   Year 2000

   The Year 2000 issue is the result of computer programs being written using two rather than four digits to define the date. Failure to recognize "00" as the year 2000 could result in a temporary inability to conduct normal business activities.

   Bio-Rad currently operates in a decentralized processing environment. The Company, with the assistance of outside consultants and contractors, is well underway with phased identification, remediation, replacement, validation and notification processes to minimize the potential disruption to business from information technology and non-information technology systems. The project start-up, inventory and assessment phases are generally complete. For each location remediations or scheduled replacements will be completed prior to the Year 2000 deadline.

   Bio-Rad's manufactured products have also been undergoing assessment for Year 2000 readiness. Customers and investors can review the Year 2000 readiness status of the Company's products on its web site, http://www.bio-rad.com.

   The Company has identified significant suppliers and is requesting information from them regarding the Year 2000 readiness of their products or services. The Company has not yet received enough responses to ascertain that a material adverse impact can be avoided. It is not possible at this time to value the amount of business that might be lost as a result of Bio-Rad's business partners' failure to deliver products and services after December 31, 1999. Additionally, global infrastructure comprised of banking, transportation, communication, power generation and ordinary and necessary governmental activities are critical to the Company's operations. Should any of these suppliers not be fully functional after 1999 the negative impact to the Company would be significant and material.

   The expenditures required in 1998 and 1999 to replace and remediate Year 2000 non-compliant Bio-Rad information technology systems, including equipment, is estimated at $8 million and primarily deals with distribution system capabilities worldwide. Approximately half of these costs have been incurred to date. Hardware and software purchased and installed in connection with these projects will provide both Year 2000 readiness and significant additional functionality. Manufacturing systems have been remediated at a cost that is not material to Bio-Rad overall; these costs have been included in operating results in 1997 and 1998. While some systems enhancements or modifications have been delayed to allow for the more significant Year 2000 remediation to be completed, weighing both cost and benefit, Bio-Rad management believes its response is prudent.

   The Company as of this date has not identified the "most likely worst case Year 2000 scenario." That scenario will be largely dependent on the Company's significant worldwide suppliers and its assessment of preparedness of the global infrastructure, including multiple national governments. During 1999 the Company will formulate and review contingency plans based on the aforementioned significant supplier responses and global infrastructure preparedness.

   Financial Risk Management

   Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and interest rates. No derivative financial instruments are entered into for the purpose of speculating or trading. Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure that can be effectively correlated to the Company's chosen hedging vehicle. Changes in the value of the derivative are generally offset by reciprocal changes in Bio-Rad's underlying asset.

   Bio-Rad operates and conducts business in many foreign countries and is exposed to movements in foreign currency exchange rates. Additionally, Bio-Rad's consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. dollar. Foreign currency exposures are managed on a centralized basis by the Company's Treasury Department. This allows for the netting of natural offsets and lowers transaction costs and exposures. Bio-Rad currently makes approximately 50% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another.

   Bio-Rad typically enters into forward exchange contracts to sell its foreign currency. Contracts are entered into typically for 30 to 60 days, primarily in British Sterling, Japanese Yen, Italian Lira and German Marks. The costs are recognized in income monthly and generally are the reciprocal of the change in underlying assets. Bio-Rad does not hold any derivative contracts that hedge its foreign currency denominated net asset exposures.

   Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. The forward foreign exchange contracts at December 31, 1998 had a net fair value of $46 million. A 10% adverse loss on quoted foreign currency exchange rates would result in a $4.6 million loss. This impact, of a change in exchange rates, excludes from the analysis the offset derived from the change in the Company's underlying assets and liabilities, which could reduce the effect to zero.

   The Company maintains a percentage of fixed and variable rate debt within parameters subject to review by the Board of Directors. The Treasury Department enters into swap agreements replacing a segment of its variable rate debt with fixed rate debt. At December 31, 1998, two swaps existed for $25 million. The agreements mature in December 2000, and June 2002 and have an interest rate of 6.3%. The debt swapped was borrowings under the Company's principal revolving credit agreement. The additional cost to fix $25 million of the Company's floating rate debt was expensed as incurred.

   New Financial Accounting Standards

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999, with early adoption permitted. This statement establishes accounting and reporting standards requiring companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including future interpretive guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, the Company does not expect the effect of adopting SFAS No. 133 to have a material effect on its financial statements.

   Forward Looking Statements

   Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. Actual results may differ materially from those currently anticipated depending on a variety of risk factors including increased competition, technological development, access to necessary intellectual property, the ability to achieve management objectives (especially related to SG&A and inventory), government regulation, the continued performance of business partners (particularly in relation to the Year 2000 issue), and the monetary policies of various countries.