Form 10-K, Exhibit 13
period 1999-12-31
BIO RAD LABORATORIES INC
filed 2000-03-29
CIK 12208

   EXHIBIT 13.1


   Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

   ________________________________________________________________________________________________________________________
                                                              1999        1998        1997        1996        1995       1994
      Net sales                                           $549,489    $441,942    $426,914    $418,789    $396,618   $355,299
        Cost of goods sold (1)                             255,223     202,438     189,331     182,046     171,942    155,805
      Gross profit                                         294,266     239,504     237,583     236,743     224,676    199,494

        Selling, general and administrative expense        194,457     166,978     164,792     155,516     150,272    132,591
        Product research and development expense            51,210      41,381      46,138      39,580      34,714     30,172
        Purchased in-process research and
         development expense                                15,500           -           -           -           -          -
        Restructuring costs                                      -           -           -       2,700       1,500          -
      Income from operations                                33,099      31,145      26,653      38,947      38,190     36,731

      Other income (expense):
        Interest expense                                   (12,741)     (3,731)     (1,216)     (3,027)     (4,465)    (6,138)
        Other, net                                          (3,942)      6,814      (2,709)        553        (183)    (6,596)

      Income before taxes and extraordinary charge          16,416      34,228      22,728      36,473      33,542     23,997
        Provision for income taxes                           4,695       9,926       6,364       9,118       8,386      8,399
      Income before extraordinary charge                    11,721      24,302      16,364      27,355      25,156     15,598
        Extraordinary charge (2)                                 -           -           -      (1,176)          -          -

      Net income                                          $ 11,721    $ 24,302    $ 16,364    $ 26,179    $ 25,156   $ 15,598

      Basic earnings per share before
       extraordinary charge (3)                              $0.97       $1.98       $1.33       $2.23       $2.06      $1.29
        Extraordinary charge (2)(3)                              -           -           -        (.10)          -          -
      Basic earnings per share (3)                           $0.97       $1.98       $1.33       $2.13       $2.06      $1.29

      Weighted average common shares (3)                    12,110      12,264      12,260      12,273      12,206     12,113

      Cash dividends paid per common share                       -           -           -           -           -          -

      Total assets                                        $668,862    $367,299    $351,876    $284,925    $285,098   $263,650

      Long-term debt, net of current maturities           $239,211    $ 42,339    $ 38,952    $  6,721    $ 20,922   $ 26,287
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


      Bio-Rad Laboratories, Inc.
      Consolidated Balance Sheets
      (In thousands)

     ________________________________________________________________________________________
                                                                       December 31,
      Assets                                                       1999             1998
      Current Assets:
        Cash and cash equivalents                               $ 17,087         $ 10,081
        Accounts receivable, less allowance of $9,582 in 1999
           and $3,629 in 1998                                    193,898          106,010

        Inventories:
          Raw materials                                           32,398           26,038
          Work in process                                         31,936           21,614
          Finished goods                                          61,943           44,759
            Total inventories                                    126,277           92,411

        Deferred tax assets                                       20,584           18,340
        Prepaid expenses and other current assets                 20,871            8,547
            Total current assets                                 378,717          235,389

      Property, Plant and Equipment:
        Land and improvements                                      8,937            8,057
        Buildings and leasehold improvements                      73,230           56,280
        Equipment                                                168,401          133,838
            Total property, plant and equipment                  250,568          198,175
        Accumulated depreciation                                (124,626)        (116,045)
            Net property, plant and equipment                    125,942           82,130

      Marketable Securities                                        1,169            6,174
      Goodwill                                                   105,350           18,616
      Other Assets                                                57,684           24,990

      Total Assets                                              $668,862         $367,299

      ________________________________________________________________________________________


      The accompanying notes are an integral part of these statements.

      Bio-Rad Laboratories, Inc.
      Consolidated Balance Sheets
      (In thousands, except share data)

      __________________________________________________________________________________________
                                                                             December 31,
      Liabilities and Stockholders' Equity                                1999          1998
      Current Liabilities:
        Notes payable                                                   $ 11,547      $  8,721
        Current maturities of long-term debt                              10,413           672
        Accounts payable                                                  64,737        26,706
        Accrued payroll and employee benefits                             59,919        27,351
        Sales, income and other taxes payable                             14,086         6,396
        Other current liabilities                                         41,819        27,398
             Total current liabilities                                   202,521        97,244

      Long-Term Debt, net of current maturities                          239,211        42,339
      Deferred Tax Liabilities                                             7,016        13,382
             Total liabilities                                           448,748       152,965

      Commitments and Contingent Liabilities

      Stockholders' Equity:
        Preferred stock, $1.00 par value, 2,300,000 shares authorized;
          none outstanding                                                     -             -
        Class A common stock, $1.00 par value, 15,000,000 shares
          authorized; outstanding 1999 - 9,977,862;
          1998 - 9,973,679                                                 9,978         9,974
        Class B common stock, $1.00 par value, 6,000,000 shares
          authorized; outstanding 1999 - 2,484,716;
          1998 - 2,452,899                                                 2,485         2,453
        Additional paid-in capital                                        18,830        18,523
        Class A treasury stock, 335,450 shares in 1999 and                (7,392)       (7,047)
          306,368 shares in 1998 at cost
        Retained earnings                                                200,993       189,838
        Accumulated other comprehensive income:
          Currency translation                                            (4,741)           92
          Net unrealized holding gain (loss) on marketable securities        (39)          501

             Total stockholders' equity                                  220,114       214,334

      Total Liabilities and Stockholders' Equity                        $668,862      $367,299
      __________________________________________________________________________________________

      The accompanying notes are an integral part of these statements.

      Bio-Rad Laboratories, Inc.
      Consolidated Statements of Income
      (In thousands, except per share data)

      ______________________________________________________________________________________________________________________
                                                                                       Year Ended December 31,
                                                                              1999               1998                1997
      Net sales                                                             $549,489           $441,942            $426,914
        Cost of goods sold                                                   255,223            202,438             189,331

      Gross profit                                                           294,266            239,504             237,583
        Selling, general and administrative expense                          194,457            166,978             164,792
        Product research and development expense                              51,210             41,381              46,138
        Purchased in-process research and development expense                 15,500                  -                   -

      Income from operations                                                  33,099             31,145              26,653

      Other income (expense):
        Interest expense                                                     (12,741)            (3,731)             (1,216)
        Investment income, net                                                   873              8,790               1,601
        Other, net                                                            (4,815)            (1,976)             (4,310)
      Income before taxes                                                     16,416             34,228              22,728
        Provision for income taxes                                             4,695              9,926               6,364

      Net income                                                            $ 11,721           $ 24,302            $ 16,364
      Basic earnings per share:

        Net income                                                             $0.97              $1.98               $1.33
        Weighted average common shares                                        12,110             12,264              12,260

      Diluted earnings per share:
        Net income                                                             $0.96              $1.97               $1.32
        Weighted average common shares                                        12,165             12,358              12,394

      __________________________________________________________________________________________________________________

      The accompanying notes are an integral part of these statements.

      Bio-Rad Laboratories, Inc.
      Consolidated Statements of Cash Flows
      (In thousands)

      ________________________________________________________________________________________________________
                                                                             Year Ended December 31,
                                                                          1999         1998        1997
      Cash flows from operating activities:
           Cash received from customers                                 $527,132    $436,029    $414,694
           Cash paid to suppliers and employees                         (453,266)   (395,265)   (381,489)
           Interest paid                                                  (9,307)     (3,833)     (1,155)
           Income tax payments                                           (17,237)     (9,370)    (10,950)
           Miscellaneous receipts (payments)                              (2,341)       (226)          9

           Net cash provided by operating activities                      44,981      27,335      21,109

      Cash flows from investing activities:
           Capital expenditures, net                                     (27,275)    (21,176)    (23,571)
           Payments for acquisitions                                    (202,828)          -     (31,238)
           Purchases of marketable securities and investments             (2,216)    (19,086)     (8,352)
           Sales of marketable securities and investments                  6,600      16,367       3,419
           Foreign currency hedges, net                                    2,401      (1,360)      3,817

           Net cash used in investing activities                        (223,318)    (25,255)    (55,925)

      Cash flows from financing activities:
           Net borrowings under line-of-credit arrangements              (13,493)     (1,365)      4,665
           Long-term borrowings                                          353,108     133,710      87,275
           Payments on long-term debt                                   (151,788)   (130,666)    (55,329)
           Arrangement and other fees for
             long-term acquisition financing                              (5,008)         --          --
      Proceeds from issuance of common stock                                 343         103       1,459
           Purchase of treasury stock                                     (2,233)     (4,665)     (5,302)
           Reissuance of treasury stock                                    1,322       1,978         750

           Net cash provided by (used in) financing activities           182,251        (905)     33,518


      Effect of exchange rate changes on cash                              3,092      (1,937)      2,751
      Net increase (decrease) in cash and cash equivalents                 7,006        (762)      1,453

      Cash and cash equivalents at beginning of year                      10,081      10,843       9,390
      Cash and cash equivalents at end of year                          $ 17,087    $ 10,081    $ 10,843

      ________________________________________________________________________________________________________

      The accompanying notes are an integral part of these statements.

      Bio-Rad Laboratories, Inc.
      Consolidated Statements of Changes in Stockholders' Equity
      (In thousands)

      ______________________________________________________________________
                                                 Year Ended December 31,
                                              1999        1998       1997
      Common Stock, $1.00 par value:
        Balance at beginning of year         $12,427    $ 12,421   $ 12,321
        Issuance of common stock                  36           6        100
        Balance at end of year                12,463      12,427     12,421

      Additional Paid-In Capital:
        Balance at beginning of year          18,523      18,426     17,067
        Issuance of common stock                 307          97      1,359
        Balance at end of year                18,830      18,523      18,426

      Treasury Stock:
        Balance at beginning of year          (7,047)     (6,006)    (1,639)
        Purchase of treasury stock            (2,233)     (4,665)    (5,302)
        Reissuance of treasury stock           1,888       3,624        935
        Balance at end of year                (7,392)     (7,047)    (6,006)

      Retained Earnings:
        Balance at beginning of year         189,838     167,182    151,003
        Net income                            11,721      24,302     16,364
        Reissuance of treasury stock at
          less than cost                        (566)     (1,646)      (185)
        Balance at end of year               200,993     189,838    167,182

      Accumulated Other Comprehensive Income:
        Balance at beginning of year             593       4,654      4,756
        Currency translation adjustments      (4,833)      1,241     (4,719)
        Net unrealized holding gains              66         819      5,746
        Reclassification adjustment for
          gains included in net income          (606)     (6,121)    (1,129)
        Balance at end of year                (4,780)        593      4,654
                                            ________    ________   ________

      Total Stockholders' Equity            $220,114    $214,334   $196,677


      Comprehensive Income:
        Net income                          $ 11,721    $ 24,302   $ 16,364
        Currency translation adjustments      (4,833)      1,241     (4,719)
        Net unrealized holding gains              66         819      5,746
        Reclassification adjustments for
          gains included in net income          (606)     (6,121)    (1,129)

      Total Comprehensive Income            $  6,348    $ 20,241   $ 16,262
      _________________________________________________________________________

      The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   (In thousands of dollars, except share and per share data)
   _________________________________________________________________

   1.  Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries ("Bio-Rad" or the "Company") after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future. Certain amounts in the financial statements of prior years have been reclassified to be consistent with the 1999 presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates market value.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company performs credit evaluation procedures and with the exception of certain developing countries, generally does not require collateral. As a result of increased risk in these countries, some Bio-Rad sales are subject to collateral letters of credit.
   Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently anticipate a credit risk associated with these receiv-ables.

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

   Goodwill

   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited, typically ten to fifteen years. Goodwill, other intangibles and other long-lived assets are periodically reviewed for impairment to ensure they are properly valued.

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

   Forward Exchange Contracts

   The Company does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. These contracts generally have maturity dates of 60 days or less, relate primarily to currencies of industrial countries and are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense and offset exchange losses or gains on the related receivables and payables. Unrealized gains and losses are not deferred. Exchange gains and losses on these contracts are net of premiums and discounts which result from interest rate differentials between the U.S. and the countries of the currencies being traded. The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

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

   2.  Acquisitions

   In October 1999, the Company acquired Pasteur Sanofi Diagnostics S.A., a French corporation (PSD), from its shareholders, Sanofi-Synthelabo S.A. and Institut Pasteur. The Company paid $202,828 for all of the capital stock of PSD (and certain ancillary assets and assumed liabilities related to PSD). PSD was founded by the Institut Pasteur and operates in the HIV and infectious disease diagnostic product market. The purchase of PSD was financed with the proceeds from a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement (see Note 5). The acquisition was accounted for using the purchase method of accounting. The operating results of PSD have been included in the Consolidated Statement of Income from the date of acquisition.

   As a result of the acquisition, the Company recorded $88,630 of goodwill. Goodwill reflects the excess of the purchase price, purchase liabilities and liabilities assumed over the fair value of net identifiable assets and in-process research and development projects acquired. Acquired in-process research and development of $15,500 was charged to expense in the fourth quarter in accordance with generally accepted accounting principles. Purchase liabilities recorded included approximately $14,000 for severance and other employee costs and $4,000 for the consolidation and closure of certain leased facilities. The Company expects to complete its workforce reduction by September 30, 2000. The closure of facilities identified by the Company will be completed in fiscal 2000, with lease payments, net of sublease revenues, continuing until all contractual obligations are met. For the year 1999 no material amounts were charged to the purchase liability for severance and facility closures. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation recorded in the current fiscal year.

   As the Company's 1999 financial statements include only three months of operations of PSD, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Bio-Rad and PSD as if the acquisition had occurred as of January 1, 1998, giving effect to purchase accounting adjustments and actual costs of financing. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Bio-Rad had PSD operated as part of the Company for the years ended December 31, 1999 and 1998.

                                           Unaudited Pro Forma
                                          Year Ended December 31,
                                            1999            1998

        Sales                             $722,000        $669,800
        Net income (loss)                   $6,300         $(5,000)
        Basic earnings (loss)per share       $0.52          $(0.41)


   The pro forma amounts reflect the results of operations for Bio-Rad and PSD and the following purchase accounting adjustments for the periods presented:

        Amortization of intangible assets and goodwill based on the purchase price allocation for the period presented.

        Amortization of debt financing fees and expenses over the relative term of the following debt: Senior Credit
        Agreement, Senior Subordinated Credit Facility and Senior Subordinated Notes.

        The additional interest expense on debt incurred to finance the acquisition offset by a reduction of historical interest resulting from the elimination of PSD's debt.

        The estimated income tax effect on the pro forma adjustments, including a limitation on the deductibility of goodwill amortization.

        The pro forma statements do not include the $15,500 write-off of in-process research and development. This charge is included in the Consolidated Statements of Operations of the Company for 1999.

   3. Marketable Securities

   The Company's portfolio is comprised principally of equity securities with an aggregate market value of $1,169 and $6,174 and cost of $1,224 and $5,469 at December 31, 1999 and 1998, respectively. At December 31, 1999, gross unrealized holding gains and losses were $104 and $159, respectively. At December 31, 1998, gross unrealized holding gains and losses were $1,044 and $339, respectively.

   Information regarding the proceeds and gross realized gains and losses from sales of securities is as follows:

                                       Year Ended December 31,
                                    1999        1998        1997
   Proceeds                       $  6,600    $ 16,367    $ 3,419

   Gross realized gains           $  1,260    $  9,168    $ 1,211
   Gross realized losses              (410)       (548)       (82)
   Net realized gains             $    850    $  8,620    $ 1,129


   4.  Investment in Affiliates

   In December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 1999, Bio-Rad held approximately 27% of the outstanding stock of IL. A privately held company based in Spain controls over 50% of the outstanding stock of IL. The most recently published financial statements for IL are as of February 28, 1999.

   Given the limited availability of financial information and the low volume of shares traded, Bio-Rad management does not believe there is a sufficient liquid market for IL stock. Accordingly, the investment is reported as Other Assets. Additionally, since Bio-Rad does not have the ability to significantly influence the operating and financial policies of IL, the investment has been recorded at its cost of $18,830.

   An unrealized holding gain of $652 was included in comprehensive income in 1997. This amount was reversed in 1998 when the investment in IL was reclassified to Other Assets.

   5.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $32,742, of which $21,195 was unused at December 31, 1999. The weighted average interest rate on these lines was 5.76% and 5.14% at December 31, 1999 and 1998, respectively. The parent company guarantees most of these credit lines.

   The principal components of long-term debt are as follows:

                                               December 31,
                                           1999            1998
   Senior Subordinated Credit
     Agreement                          $100,000         $     -
   Term loan                             100,000               -
   Revolving credit agreement             49,000          42,000
   Capitalized leases                        624             606
   Other                                       -             405
                                         249,624          43,011
   Less current maturities                10,413             672
   Long-Term Debt                       $239,211         $42,339


   On September 30, 1999, the Company entered into a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement to finance the acquisition of PSD and certain related assets and to provide funds for working capital needs. The Senior Credit Agreement included a term loan and revolving facility, each in the amount of $100,000. Debt issue costs related to these financings were $8,600.

   The $100,000 Senior Subordinated Credit Agreement was replaced on January 31, 2000 (see Note 14).

   The term loan and revolving facility are secured by an interest in the Company's assets. Interest on both loans is based upon either the Eurodollar, the Federal Funds effective or corporate based (prime) rate. The term loan interest rate was 8.92% at December 31, 1999.
   The revolving credit agreement provides for borrowings on a secured basis through September 2004. The interest rate at December 31, 1999 was 9.13%. A commitment fee ranging from .30% to .50% annually is charged on the daily unborrowed portion of the revolving credit agreement.

   The Company entered into interest rate swap agreements to reduce the impact of changing interest rates on its revolving credit agreement. At December 31, 1999, the Company had two interest rate swap agreements with commercial banks, having an aggregate notional amount of $25,000. The agreements essentially fix the Company's interest rate exposure on $25,000 worth of floating rate loans under its revolving credit agreement at 8.50%. The agreements mature December 29, 2000 and June 30, 2002. The resulting applicable interest rate was 8.81% on the revolving facility versus an effective rate of 9.13%. In terms of the interest rate swap, the Company is exposed to credit loss in the event of nonperformance by a counterparty, however the Company has not experienced such nonperformance to date and considers such a possibility remote.

   The Senior Credit Agreement (including amendments) requires the Company, among other things, to comply with certain financial ratios. The Company was in compliance with all financial ratios as of December 31, 1999. This agreement also contains certain other restrictions, including limitations on payment of cash dividends, sales of assets, incurrence of indebtedness, the creation of liens, making certain investments and engaging in sale/leaseback transactions.

   Maturities of long-term debt at December 31, 1999, are as follows:
   2000 - $10,413; 2001 - $15,137; 2002 - $20,074; 2003 - $25,000;
   2004 - $79,000; thereafter - $100,000.

   6.  Income Taxes

   The U.S. and international components of income before taxes are as follows:

                                      Year Ended December 31,
                                    1999       1998        1997
   U.S.                           $ 15,176   $ 24,173    $ 11,343
   International                     1,240     10,055      11,385

   Income before taxes            $ 16,416   $ 34,228    $ 22,728

   The provision for income taxes consists of:

                                      Year Ended December 31,
                                    1999       1998        1997
   Current:
     U.S. Federal                 $  4,583   $  8,564    $  3,277
     International                   8,323      4,974       3,226
     U.S. State                        853        374         552
                                    13,759     13,912       7,055
   Deferred                         (9,064)    (3,986)       (691)

   Provision for income taxes     $  4,695   $  9,926    $  6,364


   The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

                                       Year Ended December 31,
                                    1999        1998        1997
   U.S. statutory tax rate           35%        35%         35%
   State taxes, net of
     federal income tax benefit       2         (1)          1
   Foreign Sales Corporation
     tax benefit                    (10)        (5)         (6)
   Research and development
     tax credit                      (1)        (1)         (2)
   International taxes in excess
     of U.S. Foreign Tax Credit      12          -           1
   Loss carryforwards utilized       (5)        (1)         (6)
   Amortization of goodwill           4          -           2
   Foreign losses in connection
     with the PSD acquisition
     not benefited                   31          -           -
   Favorable resolution of U.S.
     income tax disputes            (40)         -           -
   Other                              1          2            3
   Provision for income taxes        29%        29%         28%

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                                December 31,
                                            1999            1998
   Deferred Tax Assets:
     Reserves for obsolete inventory,
       warranty and bad debts            $ 12,622        $ 12,102
     Eliminated intercompany profit         3,661           3,265
     Tax benefit of foreign loss
       carryforwards                       16,457           4,732
     Other                                 11,975           3,583
                                           44,715          23,682
     Valuation allowance                  (24,131)         (5,342)
     Deferred Tax Assets                 $ 20,584        $ 18,340

   Deferred Tax Liabilities:
     Deferred gain on condemnation       $  3,522        $  4,473
     Depreciation                           1,567           1,174
     Development cost of Hercules
       facility                             1,385           1,413
     Other                                    542           6,322
     Deferred Tax Liabilities            $  7,016        $ 13,382


   The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 1999 was an increase of $18,789, primarily resulting from an increase in tax loss carryforwards. The net change in 1998 was an increase of $2,057, primarily resulting from an increase in tax loss carryforwards.

   At December 31, 1999, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $40,231. A portion of these loss carryforwards will expire in the following years:
   2000 - $809; 2001 - $394; 2002 - $754; 2003 - $150; 2004 - $178;
   2005 - $1,639 and 2008 - $393. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $36,916 at December 31, 1999, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

   7.  Stockholders' Equity

   Stock Classification

   The Company's outstanding stock consists of Class A Common Stock
   (Class A) and Class B Common Stock (Class B).   Each share of Class A
   and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that Class A has limited voting rights. Each share of Class A is entitled to one-tenth of a vote on most matters, and each share of Class B is entitled to one vote. Additionally, Class A stockholders are entitled to elect 25% of the Board of Directors and Class B stockholders are entitled to elect the balance of the directors. Cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares. Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.

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

   The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 1999, 1998 and 1997, respectively: no dividend yield for all periods; expected lives of 2.2 and 3.0 years in 1999, 2.0 and 2.9 years in 1998 and 1.8 and 2.8 years in 1997; expected volatility of 34%, 35% and 33%; and risk-free interest rates ranging from 4.72% to 4.82%, 5.39% to 5.48% and 5.63% to 6.15%.

   Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):


                                                                 Year Ended December 31,
                                                1999                        1998                      1997
                                        Shares         Price        Shares         Price      Shares         Price
     Outstanding at beginning of year   561,047        $23.73       517,018       $21.40      482,900       $16.34
     Granted                            166,080         19.89       150,653        23.54      147,050        32.54
     Exercised                          (60,914)         8.47       (89,625)       10.09      (90,445)       11.88
     Forfeited                          (19,712)        25.10       (14,677)       25.07      (19,909)       25.38
     Expired                             (1,386)         7.37        (2,322)        9.46       (2,578)       12.04
     Outstanding at end of year         645,115        $24.18       561,047       $23.73      517,018       $21.40

     Options exercisable at year-end    280,825                     222,539                   172,689


     Weighted average fair value of
       options granted during the year    $6.46                       $7.62                    $10.76



   The following summarizes information about fixed stock options outstanding at December 31, 1999:
                                   Options Outstanding                                  Options Exercisable

                             Number        Weighted Average                         Number
           Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
        Exercise Prices    at 12/31/99     Contractual Life     Exercise Price   at 12/31/99     Exercise Price
        $18.00 - $19.69      206,131          2.4 years            $19.04           85,851          $18.13
        $19.80 - $23.94      184,916          3.2                   22.49           44,441           22.63
        $25.92 - $29.33      124,813          1.3                   26.50           85,909           26.51
        $31.63 - $35.89      129,255          2.1                   32.53           64,624           32.53
        $18.00 - $35.89      645,115          2.4                   24.18          280,825           24.72


   Employee Stock Purchase Plan

   Under the Amended and Restated 1988 Employee Stock Purchase Plan (the
   Plan), the Company has authorized the sale of 745,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 58,762 shares for $1,098, 51,446 shares for $1,129 and 43,785 shares for $982 to employees in 1999, 1998 and 1997, respectively. At December 31, 1999, 105,364 shares remained authorized under the Plan.

   The fair value of the employees' purchase rights since 1995 was estimated using the Black-Scholes model with the following assumptions for 1999, 1998 and 1997, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 22% to 35%, from 28% to 38% and from 19% to 30%; and risk-free interest rates ranging from 4.28% to 4.88%, from 4.27% to 5.23% and from 5.02% to 5.41%. The weighted average fair value of those purchase rights granted in 1999, 1998 and 1997 was $4.74, $5.55 and $5.50, respectively.

   Pro Forma Disclosures

   If compensation cost for the Company's stock-based compensation plans had been determined based upon the fair value at grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            Year Ended December 31,
                                          1999       1998        1997
   Net income             As reported    $11,721    $24,302    $16,364
                          Pro forma      $10,469    $23,026    $15,173

   Diluted earnings per   As reported      $0.96      $1.97      $1.32
     share                Pro forma        $0.86      $1.86      $1.22

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

   8. Earnings Per Share

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 55,000, 94,000 and 134,000 shares, for the years ended
   December 31, 1999, 1998 and 1997, respectively.

   Options to purchase 261,000, 229,000 and 133,000 shares of common stock were outstanding during 1999, 1998 and 1997, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at the end of 1999.

   9.  Other Income and Expense

   Other, net includes the following income and (expense) components:

                                         Year Ended December 31,
                                      1999        1998        1997
   Amortization of goodwill         $(3,813)    $(2,068)   $(1,612)
   Exchange gains (losses)             (886)         22       (711)
   Other non-operating litigation
     costs, net                          73         117     (1,606)
   Miscellaneous other items           (189)        (47)      (381)
   Other, net                       $(4,815)    $(1,976)   $(4,310)

   Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

   10.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows:



                                                     Year Ended December 31,
                                                     1999      1998      1997
   Net income                                      $11,721   $24,302   $16,364
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                  27,495    20,975    19,470
     Foreign currency hedge transactions, net       (2,401)    1,360    (4,001)
     Gains on dispositions of marketable securities   (850)   (8,620)   (1,129)
     Increase in accounts receivable, net          (16,082)   (5,739)   (6,176)
     (Increase) decrease in inventories              4,095      (166)  (14,831)
     (Increase) decrease in other current assets     5,609     4,629    (6,369)
     Increase (decrease) in accounts payable and
      other current liabilities                     26,153    (4,808)   18,775
     Increase in income taxes payable                4,804     1,040     1,122
     Decrease in deferred taxes                    (16,946)   (5,292)   (1,276)
     Other                                           1,383      (346)     (840)
   Net cash provided by operating activities       $44,981   $27,335   $21,109


   11.  Commitments and Contingent Liabilities

   Rents and Leases

   Net rental expense under operating leases was $13,607 in 1999, $12,622 in 1998 and $11,339 in 1997. Leases are principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 1999, under operating leases are as follows: 2000 - $10,166; 2001 - $7,554; 2002 -
   $4,914; 2003 - $3,605; 2004 - $2,769; subsequent to 2004 - $7,084.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $4,030, $3,566 and $3,285 in 1999, 1998 and 1997, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. At December 31, 1999, the Company had contracts maturing in January 2000 to sell foreign currency with a market value of $64,390 and to purchase foreign currency with a market value of $6,339.
   At December 31, 1998, the Company had contracts maturing in January 1999 to sell foreign currency with a market value of $48,053 and to purchase foreign currency with a market value of $1,811.

   12. Legal Proceedings

   The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the outcome of these claims, legal actions and complaints would have no material adverse effect on the future results of operations or the financial position of the Company.

   13.  Segment Information

   The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998 which changed the way the Company reports information about its operating segments.

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

   Information regarding industry segments at December 31, 1999, 1998 and 1997 and for the years then ended is as follows:


                                             Life     Clinical    Analytical
                                            Science  Diagnostics Instruments
        Segment net sales            1999  $234,696    $249,243    $ 67,974
                                     1998   209,655     170,002      66,100
                                     1997   205,704     150,095      75,800


        Allocated interest expense   1999  $  3,761    $  7,775    $  1,206
                                     1998     1,501       1,464         571
                                     1997       550         428         212

        Depreciation and
          amortization               1999  $  8,003    $ 15,466    $  1,335
                                     1998     7,328      11,242       1,652
                                     1997     7,258       7,553       3,768


        Segment profit (loss)        1999  $ 16,643    $ 16,661    $  2,928
                                     1998    12,649      18,160      (2,166)
                                     1997     6,816      19,257      (1,003)

        Segment assets               1999   $131,689    $320,419   $ 35,387
                                     1998    124,219     129,089     38,607
                                     1997    116,289     111,453     44,964


                                          20



        Capital expenditures         1999   $ 10,673    $ 13,388   $  1,378
                                     1998      6,487      15,213      1,912
                                     1997      7,461      14,432      1,991


   Capital expenditures include capitalized leases of $100, $311 and $331 in 1999, 1998 and 1997, respectively.

   Inter-segment sales are primarily from Life Science to Clinical Diagnostics and are priced to give Life Science a market representative gross margin. This represents the difference between total segment net sales and consolidated net sales. The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters. The following reconciles total segment profit to consolidated income before taxes:


                                           Year Ended December 31,
                                          1999       1998       1997
   Total segment profit                 $36,232    $28,643    $25,070

   Gross profit on inter-segment sales   (1,204)    (1,925)    (2,338)
   Net corporate operating, interest
     and other expense not allocated
     to segments                         (3,985)    (1,280)    (1,605)
   Purchased in-process research and
     development                        (15,500)        --         --
   Investment income, net                   873      8,790      1,601

   Consolidated income before taxes     $16,416    $34,228    $22,728



   The following reconciles total segment assets to consolidated total assets:


                                                December 31,
                                          1999       1998       1997
   Total segment assets                $487,495   $291,915   $272,706
   Cash and other current assets         58,542     36,968     39,025
   Net property, plant and
     equipment excluding segment
     specific gross machinery and
     equipment                          (41,378)   (11,364)    (5,635)
   Other long-term assets               164,203     49,780     45,780

   Total assets                        $668,862   $367,299   $351,876


   The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service:

                                             Year Ended December 31,
                                         1999       1998       1997
   Europe                              $188,969   $141,004   $132,551
   Pacific Rim                          110,729     88,917     98,070
   United States                        225,795    195,309    184,533
   Other (primarily Canada
     and Latin America)                  23,996     16,712     11,760

   Total net sales                     $549,489   $441,942   $426,914

   The following presents long-lived assets by geographic area based upon the location of the asset:

                                                 December 31,
                                          1999       1998       1997
   Europe                              $ 34,129   $  7,860   $  7,004
   Pacific Rim                            6,954      4,933      3,885
   United States                        247,293    118,628    112,967
   Other (primarily Canada
     and Latin America)                   1,769        489        602

   Total long-lived assets             $290,145   $131,910   $124,458


   14.  Subsequent Event

   The Company entered into a $100,000 Senior Subordinated Credit Agreement dated January 31, 2000. This agreement had a one-year term and provided for an automatic rollover for an additional term maturing in September 2005. The proceeds of this transaction were used to replace the Senior Subordinated Credit Agreement dated September 30, 1999. Fees paid in January 2000 to replace and initiate the Senior Subordinated Credit Agreements were $4,000. The replacement loan was repaid in February 2000.

   The Company sold $150,000 aggregate principal amount of Senior Subordinated Notes due in 2007 under an indenture dated February 17, 2000. The notes were offered at 98.832% of par and pay a fixed rate of interest of 11.625% per year. The notes are redeemable at the Company's option prior to the due date under certain terms and conditions. The Company's obligations under the notes are not secured and rank junior to all of the Company's existing and future senior debt. The indenture requires the Company, among other things, to comply with certain financial ratios and covenants. The proceeds from this transaction were used (1) to repay the $100,000 Senior Subordinated Credit Agreement dated January 31, 2000, (2) to permanently retire $20,000 of the $100,000 term loan, and (3) to repay a portion of the outstanding borrowings under the revolving facility.

   15.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 1999 and 1998 are as follows:

                                First      Second       Third    Fourth
                               Quarter     Quarter     Quarter   Quarter

      1999
   Net sales                  $125,738    $115,794    $113,527  $194,430
   Gross profit                 70,182      65,241      61,628    97,215
   Net income (loss)            10,802       7,881       4,253   (11,215)
   Basic earnings (loss)
     per share                   $0.89       $0.65       $0.35    $(0.92)
   Diluted earnings (loss)
     per share                   $0.89       $0.65       $0.35    $(0.92)

      1998

   Net sales                  $116,174    $107,898    $ 98,982  $118,888
   Gross profit                 64,076      58,857      53,577    62,994
   Net income                    8,776       7,151       1,938     6,437
   Basic earnings per share      $0.72       $0.58       $0.16     $0.52
   Diluted earnings per share    $0.71       $0.58       $0.16     $0.52



   16.  Information Concerning Common Stock - (unaudited)

   The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respectively. The following sets forth, for the periods indicated, the high and low prices for the Company's Class A and Class B Common Stock.

                                Class A              Class B
                             High      Low        High      Low
        1999
   First Quarter            21-3/4    18-7/8     21-3/8    19-3/8
   Second Quarter           29        20-3/8     27-1/2    23-3/8
   Third Quarter            28        25-5/8     27        25-7/8
   Fourth Quarter           27-1/2    22-1/2     27-1/8    23-1/8

        1998

   First Quarter            27        22-1/2     26-3/8    23-1/4
   Second Quarter           34-1/8    24-1/8     33-3/4    27
   Third Quarter            31-7/8    23-5/16    29-1/2    24-1/4
   Fourth Quarter           24-3/4    19-1/2     22-3/8    19-3/4


   On February 28, 2000, the Company had 570 holders of record of Class A Common Stock and 265 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

      We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.






                                              /s/ Arthur Andersen LLP
                                                  ARTHUR ANDERSEN LLP




      San Francisco, California, February 9, 2000, except for Note 14, as to which the date is February 17, 2000

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

      The following shows operating income and expense items as a percentage of net sales:

                                               Year Ended December 31,
                                                1999    1998    1997
      Net sales                                100.0   100.0   100.0
        Cost of goods sold                      46.5    45.8    44.3
      Gross profit                              53.5    54.2    55.7
        Selling, general and
          administrative expense                35.4    37.8    38.7
        Product research and
          development expense                    9.3     9.4    10.8
        Purchased in-process
          research and development               2.8       -       -

      Income from operations                     6.0     7.0     6.2
                                               =====   =====   =====
      Net income                                 2.1     5.5     3.8
                                               =====   =====   =====


      The year 1999 is highlighted by the October 1, 1999 acquisition of Pasteur Sanofi Diagnostics, S.A. (PSD). The details of the acquisition are discussed and disclosed throughout the remainder of the Management Discussion and Analysis of Operations of the 1999 Annual Report. The significance of this transaction is that the acquisition enhances Bio-Rad's clinical diagnostics market position in the following ways: the companies have complementary product lines with few actual overlapping products. The combined company has increased geographic reach. There is an opportunity to apply emerging Bio-Rad technologies to the combined product portfolio. Finally, the Company expects to achieve operational efficiencies. Profit performance in 2000 and 2001 could be impacted when compared to prior years or until fully assimilated and reorganized.

      Corporate Results -- Sales, Margins and Expenses

      Bio-Rad's net sales (sales) in 1999 were $549.5 million, an increase of 24.3% over 1998 sales. Included in the 1999 fourth quarter sales was $60.2 million from the recently acquired PSD operations (see Note 2). Excluding this amount, Bio-Rad's sales grew by 10.7% over the year 1998. For the year 1999, the impact from currency translation on sales was less than $1.0 million. The strengthening of the Japanese Yen offset the negative impact from most European currencies. Excluding any impact from currency for 1999, the Life Science and Clinical Diagnostics segments (excluding the PSD acquisition) grew by 11.9% and 11.2%, respectively. The growth in the Life Science segment is attributable to laboratory products and scientific imaging equipment excellent performance. The Clinical Diagnostics segment growth was a result of the continuing demand for the Company's diabetes monitoring and quality control systems. The Analytical Instruments segment grew by 2.8% as the market for the Company's semiconductor test and manufacturing equipment grew significantly in the second half of 1999.

      Bio-Rad's sales in 1998 amounted to $441.9 million, an increase of 3.5% over sales in 1997. The effect of a strengthening U.S. dollar caused a reduction in sales growth of 2.5% or approximately $10.5 million. When 1998 sales are compared to 1997 at constant 1997 exchange rates, sales for the Company grew 6.0%. Eliminating the effect of a strengthened U.S. dollar, sales increased 16% and 4% in the Clinical Diagnostics and Life Science segments, respectively. The Analytical Instruments segment experienced lower sales as the markets it served contracted almost worldwide. The growth in the Clinical Diagnostics segment was attributed to the December 1997 purchase of the controls business from Chiron Diagnostics Corporation. The Life Science segment experienced strong growth in the U.S. especially in the imaging and microscopy product lines.

      Consolidated gross margins were 53.5% for 1999 compared to 54.2% in the prior year. After adjusting for the acquisition of PSD, gross margins for the businesses operated for twelve months were 55.3%, an improvement over the 54.2% recorded in 1998. The Life Science segment's gross margin improved by 1% as sales growth provided the opportunity to lower fixed factory overhead and new product pricing remained firm. The Clinical Diagnostics segment's gross margin declined slightly, (0.3%), as pricing pressure in the healthcare industry remained a considerable factor. Also, the cost of foreign sourced products rose as the Yen strengthened when compared to the dollar. The Analytical Instruments segment's gross margin improved as demand increased and pricing improved for the Company's semiconductor test and manufacturing equipment. Cost reductions begun in prior years have been fully implemented across this segment.

      Consolidated gross margins were 54.2% for 1998 compared to 55.7% for 1997. Gross margins overall were adversely affected by lower prices on international sales caused by the strengthening U.S. dollar and a majority of manufacturing costs being U.S. dollar denominated. The Life Science segment margins declined from higher service and warranty costs, and were particularly impacted in Asia. The Clinical Diagnostics segment gross margins declined 3.1% of sales, in part from the Chiron acquisition, where several large supply agreements existed. Continued consolidation in the diagnostic laboratory and the role of government in diagnostic reimbursement maintained severe pressure on prices received for diagnostics products. Analytical Instruments segment margins were negatively impacted by an increasingly weak semiconductor market and the strengthening dollar.

      Consolidated selling, general and administrative expense (SG&A) decreased to 35.4% of sales in 1999 when compared to 37.8% for 1998. After adjusting for the PSD acquisition, SG&A expense for the Company was 36.2%, a decline of 1.6% of sales from the prior year. For the Company excluding PSD, total SG&A grew by less than 60% of sales growth. The Company continues to make the efficient use of SG&A expense a priority. The acquisition of PSD should allow the Company to further leverage this expense in a larger sales environment through the elimination of redundant facilities and positions. In absolute dollars, the largest increase in SG&A expense was in the Life Science segment as the Clinical Diagnostics segment grew only slightly and Analytical Instruments segment declined.

      SG&A decreased to 37.8% of sales in 1998 from 38.7% in 1997. Spending increased in absolute dollars only in the Clinical Diagnostics segment, yet at a growth rate of approximately half that in sales. The Life Science and Analytical Instruments segments each had declines in absolute spending both from the currency effect on foreign incurred SG&A and cost elimination programs begun in late 1997.

      Product research and development expense (R&D) increased by 23.7% in 1999 to $51.2 million including the operations of PSD compared to $41.4 million for the year 1998. Both Life Science and Clinical Diagnostics segments (excluding PSD) increased R&D spending at a rate higher than sales growth as the Company is focusing on programs to increase sales both through new product development and the acquisition of existing businesses. Future spending levels are expected to be at or near current levels as a percentage of sales. Included in income from operations is the write-off of $15.5 million "purchased in-process research and development expense" (IPR&D). IPR&D represents the value assigned in a purchase business combination to research and development projects of the acquired business that have been commenced but not completed at acquisition. In accordance with SFAS No. 2, "Accounting for Research and Development Costs" the value of IPR&D must be charged to expense as part of the allocation of the purchase price.

      R&D decreased in 1998 by 10% to $41.4 million compared to $46.1 million for the year 1997. Spending declined in the Life Science and Analytical Instruments segments and increased 3% in the Clinical Diagnostics segment. Declines in the Life Science and Analytical Instruments segments were due to the completion or termination of projects.

      Corporate Results -- Non-Operating Items

      Interest expense increased substantially for the year 1999 as the purchase of PSD was financed almost entirely with borrowed funds. The Company borrowed approximately $225 million on October 1, 1999 to pay for the acquisition, including one time bank charges and fees for a $200 million Credit Facility and an interim $100 million Senior Subordinated Credit Facility. Costs associated with the Credit Facility were capitalized and will be amortized over the five year life of the revolver and term loan. Expenses for the Senior Subordinated Credit Facility amounted to $3.6 million to December 31, 1999. Going forward, the Company expects to experience significantly higher interest expense. At December 31, 1999 the debt to equity ratio was 119% compared to 24% at December 31, 1998. Average borrowings for the years 1999 and 1998 were $97.8 million and $52.3 million, respectively.

      Investment income in 1999, 1998 and 1997 includes gains on sales of marketable securities. During 1999, Bio-Rad realized $0.9 million of investment income as it liquidated its investment of marketable securities to raise cash just prior to the PSD acquisition. During 1998, Bio-Rad realized significant income, $8.6 million, as it sold some of its investment in marketable securities to increase its investment in Instrumentation Laboratory (see Note 4).

      Net other income and expense for 1999 is comprised principally of amortization of goodwill and exchange losses (see Note 9). Net other income and expense for 1998 was principally amortization of goodwill. Net other income and expense for 1997 was principally non-operating litigation costs and amortization of goodwill. Bio-Rad's hedging program is limited to nonspeculative forward foreign exchange contracts (with major financial institutions) which hedge the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and from transaction charges.

      Bio-Rad's consolidated effective tax rate was 29%, 29% and 28% in 1999, 1998 and 1997, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. The effective tax rate in future periods is expected to rise as the deductibility of goodwill amortization, interest expense as well as the utilization of loss carry-forwards are dependent on the source and amount of income generated by the Company.

      Financial Condition

      As a result of the substantial amount of debt and debt service obligations undertaken in relation to the acquisition of PSD, the Company now faces increased risk from inadequate levels of liquidity and capital resources.

      The Company became substantially leveraged as it entered into new credit facilities. The Company entered into a $200 million Credit Facility (consisting of a $100 million term loan and a $100 million revolving facility) on September 30, 1999, replacing the $100 million credit agreement previously in place. The new facility provides for borrowing on a secured basis through September 30, 2004. Interest is based upon the Eurodollar rate, the Federal Funds effective rate or corporate based (prime)rate.

      The Company also entered into an interim $100 million Senior Subordinated Credit Agreement on September 30, 1999. This agreement had a one year term and provided for an automatic rollover for an additional term expiring September 30, 2005.
      This credit facility was replaced on January 29, 2000 with a new interim $100 million Senior Subordinated Credit Agreement. The Company repaid amounts outstanding under this agreement with proceeds from the February 2000 issuance of $150.0 million aggregate principal amount of Senior Subordinated Notes due 2007.

      The lenders have placed restrictions on the Company's ability to: borrow further, service this and other debt, make expenditures for capital improvements, pay dividends, repurchase the Company's own stock and/or make strategic and tactical investments in support of operating the business. The Company is also required to comply with certain financial ratios. The amount of debt undertaken in connection with this acquisition could materially impact the financial condition of the Company should management's plan for operating the new entity not be successful.

      At December 31, 1999, the Company had available $17.1 million in cash and cash equivalents, $21.2 million under its international lines of credit, $51.0 million under its principal revolving credit agreement (see Note 5) and marketable securities with a market value of $1.2 million. We believe that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development and investment in our systems and equipment.

      Net cash provided by operations was $45.0 million, $27.3 million and $21.1 million in 1999, 1998 and 1997, respectively.

      Consolidated net accounts receivable increased approximately $90 million in 1999 when compared to 1998. This increase is primarily attributable to receivables acquired from PSD of approximately $75 million and an increase in fourth quarter sales of $15 million for Bio-Rad's same period comparable operations. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

      For the year ended December 1999, consolidated inventories rose $34.0 million to $126.3 million. The PSD acquisition added approximately $36.0 million to the Clinical Diagnostics segment inventories. Inventory changes for comparable segments were generally in line with sales activity, rising in the Life Science segment, and declining in the Analytical Instruments segment. Management regularly reviews the impact of obsolescence on current inventory caused by the introduction of new products. Management will continue its focus on inventory control in the coming year to moderate capital requirements.

      A valuation reserve is necessary for deferred tax assets (see
      Note 6) primarily because realization of tax attributable to foreign loss carryforwards is uncertain.

      Net capital expenditures in 1999 totaled $27.3 million compared to $21.2 million and $23.6 million in 1998 and 1997, respectively. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Expenditures in 1998 include additions to the Clinical Diagnostics segment's southern California manufacturing facilities to accommodate the consolidation of operations and assets acquired in the fourth quarter of 1997. Management regularly approves capital spending in the normal course of business.

      The Board of Directors authorized the Company to repurchase up to $18 million of common stock over an indefinite period of time. Through January 2000, the Company has repurchased 567,786 shares of Class A Common Stock and 30,000 shares of Class B Common Stock for a total of $14.1 million. The indenture restricts the Company's ability to repurchase its own stock to an amount not to exceed $4.0 million in the aggregate. Share repurchases made during 1999 amounted to $2.2 million. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

      Euro - A New European Currency

      On January 1, 1999, certain member countries of the European Union began to fix the conversion rates between their national currencies and a common currency, the "Euro". Over the period January 1, 1999 through January 1, 2002 participating countries will gradually transition from their national currencies to the Euro.

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

      Year 2000

      The scope of the Year 2000 compliance effort included (i) IT, such as software and hardware; (ii) non-IT systems or embedded technology for manufacturing and laboratory equipment, environmental and safety systems, facilities and utilities (iii) date-sensitive Company products; and (iv) the readiness of key third party suppliers and customers.

      From inception of the Company's effort on the Year 2000 issues through December 31, 1999, the Company spent an estimated $8.0 million related to the Year 2000 readiness issue. The costs captured include external consultants, and purchased software and hardware. No internal costs were captured as they principally related to payroll costs for the information systems group working on the Year 2000 project. The Company expensed as incurred costs related to assessment and remediation. These costs were funded through operating cash flows. From December 31, 1999 to February 18, 2000, no material problems were reported in any of the Company's facilities or operations. As of the date of this filing, the Company had not experienced any material Year 2000 problems with its IT or non-IT systems or products, nor had the Company experienced any material problems with any of its key customers or suppliers. The Company has no indication of any problems related to any customers or vendors.

      Initial orders and shipments for the first six weeks of the new year indicate that there may have been some accelerated purchasing during the fourth quarter of 1999. The Company, however, feels given the nature of its products that any anomaly to its established sales cycle will be short-lived.

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

      Bio-Rad operates and conducts business in many foreign countries and is exposed to movements in foreign currency exchange rates. Additionally, Bio-Rad's consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. dollar. Foreign currency exposures are managed on a centralized basis by the Company's Treasury Department. This allows for the netting of natural offsets and lowers transaction costs and exposures. Bio-Rad currently makes more than 50% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another.

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

      Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. The forward foreign exchange contracts at December 31, 1999 had a net fair value of $58.1 million. A 10% adverse loss on quoted foreign currency exchange rates would result in a $5.8 million loss.
      This impact, of a change in exchange rates, excludes from the analysis the offset derived from the change in the Company's underlying assets and liabilities, which could reduce the effect to zero.

      New Financial Accounting Standards

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999, with early adoption permitted. The FASB has now delayed the SFAS No. 133 for all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including future interpretive guidance from the FASB, the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. However, the Company does not expect the effect of adopting SFAS No. 133 to have a material effect on its financial statements.

      Forward Looking Statements

      Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. We have based these forward looking statements on our current expectations and projections about future events. However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully integrate with PSD, which we recently renamed "Bio-Rad Pasteur"; our substantial leverage and ability to service our debt; our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.