Form 10-K, Exhibit 13
period 2000-12-31
BIO RAD LABORATORIES INC
filed 2001-03-28
CIK 12208

Bio-Rad Laboratories, Inc.
   SUMMARY OF OPERATIONS (In thousands, except per share data)

   ________________________________________________________________________________________________________________________
                                                                           Year Ended December 31,
                                                          2000        1999        1998        1997        1996       1995
   Net sales (1)                                       $725,884    $555,399    $447,863    $432,078    $423,262    $400,935

     Cost of goods sold (2)                             343,364     255,223     202,438     189,331     182,046     171,942

   Gross profit                                         382,520     300,176     245,425     242,747     241,216     228,993
     Selling, general and administrative expense (1)    247,613     200,367     172,899     169,956     159,989     154,589
     Product research and development expense            68,140      51,210      41,381      46,138      39,580      34,714
     Purchased in-process research and
      development expense                                     -      15,500           -           -           -           -
     Restructuring costs                                      -           -           -           -       2,700       1,500

   Income from operations                                66,767      33,099      31,145      26,653      38,947      38,190
   Other income (expense):
     Interest expense                                   (30,612)    (12,741)     (3,731)     (1,216)     (3,027)     (4,465)
     Other, net                                           9,288      (3,942)      6,814      (2,709)        553        (183)
   Income before taxes, extraordinary charge
    and cumulative effect of change in accounting
    principle                                            45,443      16,416      34,228      22,728      36,473      33,542
     Provision for income taxes                          13,633       4,695       9,926       6,364       9,118       8,386

   Income before extraordinary charge and cumulative
    effect of change in accounting principle             31,810      11,721      24,302      16,364      27,355      25,156
     Extraordinary charge (3)                                -           -           -           -      (1,176)         -
     Cumulative effect of change in accounting
      principle, net of taxes of $515 (4)                  (710)          -           -           -           -          -

   Net income                                          $ 31,100    $ 11,721    $ 24,302    $ 16,364    $ 26,179    $ 25,156

   Basic earnings per share before
    extraordinary charge and cumulative effect
    of change in accounting principle (5)                 $2.61       $0.97       $1.98       $1.33       $2.23       $2.06
     Extraordinary charge (3)(5)                              -           -           -           -       (0.10)         -
     Cumulative effect of change in accounting
      principle (4)                                       (0.06)          -           -           -           -          -
   Basic earnings per share (5)                           $2.55       $0.97       $1.98       $1.33       $2.13       $2.06

   Weighted average common shares (5)                    12,211      12,110      12,264      12,260      12,273      12,206
   Cash dividends paid per common share                       -           -           -           -           -          -

   Total assets                                        $646,278    $668,862    $367,299    $351,876    $284,925    $285,098
   Long-term debt, net of current maturities           $203,360    $239,211    $ 42,339    $ 38,952    $  6,721     $20,922

   _______________________________________________________________________________________________________________________

   (1) Restated to give effect to current presentation of freight charged to customers as a component of sales in compliance with FASB EITF Issue 00-10, Accounting for Shipping and Handling Fees and Costs.
   (2) In 1996, cost of goods sold includes a charge of $2.1 million for a write-down of inventory associated with the restructuring costs.
   (3) Extraordinary charge for redemption of subordinated debt:  1996 - $1,176, net of tax effect of $817.
   (4) Cummulative effect on prior years (to 12/31/99) of accounting change per SEC Staff Accounting Bulletin 101, on
       Revenue Recognition.
   (5) Restated to give effect to a stock split in the form of a 50% stock dividend in 1996.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets

   (In thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       2000             1999
   Current Assets:
     Cash and cash equivalents                               $ 13,954         $ 17,087
     Accounts receivable, less allowance of $10,255 in 2000
        and $9,582 in 1999                                    182,242          193,898

     Inventories:
       Raw materials                                           32,993           32,398
       Work in process                                         30,071           31,936
       Finished goods                                          69,455           61,943
         Total inventories                                    132,519          126,277

   Deferred tax assets                                         20,770           20,584
   Prepaid expenses and other current assets                   20,183           20,871
         Total current assets                                 369,668          378,717

   Property, Plant and Equipment:
     Land and improvements                                      8,337            8,937
     Buildings and leasehold improvements                      66,039           73,230
     Equipment                                                180,827          168,401
         Total property, plant and equipment                  255,203          250,568
     Accumulated depreciation                                (136,171)        (124,626)
         Net property, plant and equipment                    119,032          125,942

   Goodwill, net of accumulated amortization of
      $13,990 in 2000 and $5,881 in 1999                       90,970          105,350
   Other Assets                                                66,608           58,853

   Total Assets                                              $646,278         $668,862

   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (In thousands, except share data)

   __________________________________________________________________________________________
                                                                          December 31,
   Liabilities and Stockholders' Equity                                2000          1999
   Current Liabilities:
     Accounts payable                                                $ 62,965      $ 64,737
     Accrued payroll and employee benefits                             52,354        59,919
     Notes payable                                                      6,490        11,547
     Current maturities of long-term debt                              11,656        10,413
     Sales, income and other taxes payable                              8,413        14,086
     Other current liabilities                                         47,430        41,819
          Total current liabilities                                   189,308       202,521

   Long-Term Debt, net of current maturities                          203,360       239,211
   Deferred Tax Liabilities                                             8,992         7,016
          Total liabilities                                           401,660       448,748

   Commitments and Contingent Liabilities                                   -             -

   Stockholders' Equity:
     Preferred stock, $1.00 par value, 2,300,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $1.00 par value, 15,000,000 shares
       authorized; outstanding 2000 - 10,042,200;
       1999 - 9,977,862                                                10,042         9,978
     Class B common stock, $1.00 par value, 6,000,000 shares
       authorized; outstanding 2000 - 2,435,928;
       1999 - 2,484,716                                                 2,436         2,485
     Additional paid-in capital                                        19,120        18,830
     Class A treasury stock, 244,499 shares in 2000 and                (5,415)       (7,392)
       335,450 shares in 1999 at cost
     Retained earnings                                                231,821       200,993
     Accumulated other comprehensive income(loss):
       Currency translation and other                                 (13,386)       (4,780)

          Total stockholders' equity                                  244,618       220,114

   Total Liabilities and Stockholders' Equity                        $646,278      $668,862

   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (In thousands, except per share data)

   ______________________________________________________________________________________________________________________
                                                                                     Year Ended December 31,
                                                                           2000               1999                1998
   Net sales                                                             $725,884           $555,399            $447,863
     Cost of goods sold                                                   343,364            255,223             202,438

   Gross profit                                                           382,520            300,176             245,425
     Selling, general and administrative expense                          247,613            200,367             172,899
     Product research and development expense                              68,140             51,210              41,381
     Purchased in-process research and development expense                      -             15,500                   -

   Income from operations                                                  66,767             33,099              31,145

   Other income (expense):
     Interest expense                                                     (30,612)           (12,741)             (3,731)
     Investment income, net                                                   895                873               8,790
     Other, net                                                             8,393             (4,815)             (1,976)
   Income before taxes and cumulative effect of change
    in accounting principle                                                45,443             16,416              34,228
     Provision for income taxes                                            13,633              4,695               9,926


   Income before cumulative effect of change in
    accounting principle                                                   31,810             11,721              24,302
   Cumulative effect on prior years (to 12/31/99) of
    accounting change, net taxes of $515 (see Note 1)                        (710)                 -                   -
   Net income                                                            $ 31,100           $ 11,721            $ 24,302

   Basic earnings per share:

     Income before cumulative effect of change in
      accounting principle                                                  $2.61              $0.97               $1.98
     Cumulative effect on prior years (to 12/31/99)
      of accounting change                                                  (0.06)                 -                   -

     Net income                                                             $2.55              $0.97               $1.98
     Weighted average common shares                                        12,211             12,110              12,264
   Diluted earnings per share:

     Income before cumulative effect of change in
      accounting principle                                                  $2.59              $0.96               $1.97
     Cumulative effect on prior years (to 12/31/99)
      of accounting change                                                  (0.06)                 -                   -

     Net income                                                             $2.53              $0.96               $1.97
      Weighted average common shares                                       12,284             12,165              12,358
  _______________________________________________________________________________________________________________________
   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (In thousands)

   ________________________________________________________________________________________________________
                                                                          Year Ended December 31,
                                                                       2000         1999        1998
   Cash flows from operating activities:
        Cash received from customers                                 $707,046    $527,132    $436,029
        Cash paid to suppliers and employees                         (632,803)   (453,266)   (395,265)
        Interest paid                                                 (27,124)     (9,307)     (3,833)
        Income tax payments                                           (12,294)    (17,237)     (9,370)
        Miscellaneous payments                                        (10,578)     (2,341)       (226)

        Net cash provided by operating activities                      24,247      44,981      27,335

   Cash flows from investing activities:
        Capital expenditures, net                                     (31,406)    (27,275)    (21,176)
        Payments for acquisitions                                           -    (202,828)          -
        Proceeds from divestitures                                     34,118           -           -
        Purchases of marketable securities and investments               (326)     (2,216)    (19,086)
        Sales of marketable securities and investments                    795       6,600      16,367
        Foreign currency hedges, net                                    6,115       2,401      (1,360)

        Net cash provided by (used in) investing activities             9,296    (223,318)    (25,255)

   Cash flows from financing activities:
        Net payments on notes payable                                  (4,325)    (13,493)     (1,365)
        Long-term borrowings                                          438,487     353,108     133,710
        Payments on long-term debt                                   (473,278)   (151,788)   (130,666)
        Arrangement and other fees for
          long-term acquisition financing                              (4,500)     (5,008)          -
        Proceeds from issuance of common stock                            305         343         103
        Purchase of treasury stock                                       (378)     (2,233)     (4,665)
        Reissuance of treasury stock                                    2,083       1,322       1,978

        Net cash provided by (used in) financing activities           (41,606)    182,251        (905)


   Effect of exchange rate changes on cash                              4,930       3,092      (1,937)
   Net increase (decrease) in cash and cash equivalents                (3,133)      7,006        (762)

   Cash and cash equivalents at beginning of year                      17,087      10,081      10,843
   Cash and cash equivalents at end of year                          $ 13,954    $ 17,087    $ 10,081
   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Changes in Stockholders' Equity
   (In thousands)

   ______________________________________________________________________
                                              Year Ended December 31,
                                           2000        1999       1998
   Common Stock, $1.00 par value:
     Balance at beginning of year         $12,463    $ 12,427   $ 12,421
     Issuance of common stock                  15          36          6
     Balance at end of year                12,478      12,463     12,427

   Additional Paid-In Capital:
     Balance at beginning of year          18,830      18,523     18,426
     Issuance of common stock                 290         307         97
     Balance at end of year                19,120      18,830     18,523

   Treasury Stock:
     Balance at beginning of year          (7,392)     (7,047)    (6,006)
     Purchase of treasury stock              (378)     (2,233)    (4,665)
     Reissuance of treasury stock           2,355       1,888      3,624
     Balance at end of year                (5,415)     (7,392)    (7,047)

   Retained Earnings:
     Balance at beginning of year         200,993     189,838    167,182
     Net income                            31,100      11,721     24,302
     Reissuance of treasury stock at
       less than cost                        (272)       (566)    (1,646)
     Balance at end of year               231,821     200,993    189,838

   Accumulated Other
    Comprehensive Income (Loss):
     Balance at beginning of year          (4,780)        593      4,654
     Other comprehensive loss              (8,606)     (5,373)    (4,061)
     Balance at end of year               (13,386)     (4,780)       593
                                         ________    ________   ________
   Total Stockholders' Equity            $244,618    $220,114   $214,334


   Comprehensive Income:
     Net income                          $ 31,100    $ 11,721   $ 24,302
     Currency translation adjustments      (8,804)     (4,833)     1,241
     Net unrealized holding gains             533          66        819
     Reclassification adjustments for
       gains included in net income          (335)       (606)    (6,121)

   Total Comprehensive Income            $ 22,494    $  6,348   $ 20,241
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

        Reclassifications

        Certain prior period amounts have been reclassified to conform with the current year presentation. Pursuant to Financial Accounting Standards Board Emerging Issues Task Force Issue No.00-10, "Accounting for Shipping and Handling Fees and Costs", the Company has also reclassified freight billed to customers from selling, general and administrative expenses to net sales. The amounts reclassified were $5,910 and $5,921 for 1999 and 1998, respectively. Related freight costs are included in selling, general and administrative expenses as the responsibility for negotiating sales terms rests with the sales organization and not manufacturing.

        Cash and Cash Equivalents

        Cash and cash equivalents consist of cash and highly liquid in-vestments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates fair market value.

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

        Included in property, plant and equipment is reagent rental equipment. The Company provides these instruments to its customers for use with the Company's reagents. Depreciation is taken over the useful life of the equipment, which does not exceed five years.

        Marketable Securities

        The Company's marketable securities, included in Other Assets, are classified as available-for-sale and are recorded at current market value. Unrealized holding gains and losses are included as a separate component of stockholders' equity. Realized gains and losses are included in investment income. For the purpose of determining realized gains and losses, the cost of securities sold is based upon specific identification.

        Goodwill

        Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited, typically ten to fifteen years. Goodwill, other intangibles and other long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

        Revenue Recognition and Warranty

        Bio-Rad recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped. Provision is made at the time the related revenue is recognized for estimated product returns and other offerings which may occur under programs the Company has with its customers.

        The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of equipment sold which includes a warranty, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty.

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

        Fair Value of Financial Instruments

        The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Estimates are not necessarily indicative of the amounts that could be realized in a current market exchange as considerable judgement is required in interpreting market data used to develop estimates of fair value. The use of different market assumptions or estimation techniques could have a material effect of the estimated fair value amounts.

        The estimated fair value of Bio-Rad's financial instruments were as follows:

                                           Year Ended December 31,
                                        2000                    1999
                              Carrying         Fair    Carrying       Fair
                               Amount         Value      Amount       Value

        Other assets         $  66,608     $  65,000  $  58,853     $  59,000
        Long-term debt       $ 203,360     $ 212,000  $ 239,211     $ 239,000

        Other Assets include financial instruments (e.g., notes receivable) that have fair values based on discounted cash flows, market quotations, and other appropriate valuation techniques. Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

        For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, marketable securities, notes payable, accounts payable, and forward exchange contracts, the carrying amounts approximate fair value.

        Accounting Change

        During the fourth quarter of 2000, the Company modified its revenue recognition policies to comply with guidelines outlined by the SEC in Staff Accounting Bulletin 101. The effects of the change in revenue recognition policies, as of January 1, 2000, are reported as the cumulative effect of an accounting change in the fourth quarter of 2000. This change did not have a significant effect on previously reported quarterly or prior years' income.

        2.  Acquisitions and Dispositions

        In July 2000, Accent Semiconductor Technology, Inc. ("ASTI") acquired the assets and certain liabilities of the Company's semiconductor and optoelectronic metrology business. The proceeds of approximately $36,000 represent $27,000 in cash, an $8,000 note receivable due in five years and an 18% passive equity interest in ASTI. The Company used $17,000 of the cash proceeds to reduce borrowings on the term loan portion of the Senior Credit facility. The equity interest in ASTI will be held as a long-term investment on the cost method.

        In October 1999, the Company acquired Pasteur Sanofi Diagnostic S.A., a French corporation ("PSD"), from its shareholders, Sanofi-Synthelabo S.A. and Institut Pasteur. PSD was founded by the Institut Pasteur and operates in the HIV and infectious disease diagnostic product market.

        The Company paid $202,828 for all of the capital stock of PSD (and certain ancillary assets and assumed liabilities related to PSD).
        The purchase of PSD was financed with the proceeds from a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement (see Note 5). The acquisition was accounted for using the purchase method of accounting. The 1999 operating results of PSD have been included in the Consolidated Statement of Income from the date of acquisition.

        As a result of the acquisition, the Company recorded $88,630 of goodwill. Goodwill reflects the excess of the purchase price, purchase liabilities and liabilities assumed over the fair value of net identifiable assets and in-process research and development projects acquired. Acquired in-process research and development of $15,500 was charged to expense in the fourth quarter of 1999 in accordance with generally accepted accounting principles. Purchase liabilities recorded included approximately $14,000 for severance and other employee costs and $4,000 for the consolidation and closure of certain leased facilities. The closure of facilities identified by the Company were completed in fiscal 2000, with lease payments, net of sublease revenues, continuing until all contractual obligations are met. As of December 31, 2000, expenses charged against these reserves were approximately $12,400 for severance and other employee costs and $1,600 for facilities and asset related write-offs.

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

                                                Unaudited Pro Forma
                                               Year Ended December 31,
                                                 1999            1998

             Sales                             $727,900        $675,700
             Net income (loss)                  $ 6,300         $(5,000)
             Basic earnings (loss)per share       $0.52          $(0.41)

        The pro forma amounts reflect the results of operations for Bio-Rad and PSD and the following purchase accounting adjustments for the periods presented:

             Amortization of intangible assets and goodwill was based on the purchase price allocation for the period presented.

             Amortization of debt financing fees and expenses over the relative term of the following debt: Senior Credit
             Agreement, Senior Subordinated Credit Facility and Senior Subordinated Notes.

             The additional interest expense on debt incurred to finance the acquisition was offset by a reduction of historical interest resulting from the elimination of PSD's debt.

             The estimated income tax effect on the pro forma adjustments, including a limitation on the deductibility of goodwill amortization.

             The pro forma statements do not include the $15,500 write-off of in-process research and development. This charge is included in the Consolidated Statements of Operations of the Company for 1999.

        3. Investment Income

        Investment income in 1998 included $8,620 of net realized gains from the sales of marketable securities. The majority of the Company's marketable securities portfolio was sold in 1999 in preparation for the purchase of PSD.

        4.  Investment in Affiliates

        In December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 2000, Bio-Rad held approximately 28% of the outstanding stock of IL. A privately held company based in Spain controls over 51% of the outstanding stock of IL. The investment in IL is reviewed as published financial statements are made available to the Company. The most recently published financial statements for IL are as of November 1999.

        Given the limited availability of financial information, that no organized market exists for the shares to be traded and that Bio-Rad does not have the ability to significantly influence the operating and financial policies of IL, the investment has been recorded at its cost of $18,809 and is included in Other Assets.

        5.  Notes Payable and Long-Term Debt

        Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $25,611, of which $19,121 was unused at December 31, 2000. At December 31, 1999 these lines aggregated approximately $32,742, of which $21,195 was unused. The weighted average interest rate on these lines was 7.29% and 5.76% at December 31, 2000 and 1999, respectively. The Company guarantees most of these credit lines.

        The principal components of Long-Term Debt are as follows:

                                              Year Ended December 31,
                                                2000            1999
        Senior Subordinated Credit
          Agreement                         $      -         $100,000
        Senior Credit Agreement:
          Term loan                           63,000          100,000
          Revolving credit agreement           1,750           49,000
        Senior Subordinated Notes            148,467                -
        Capitalized leases                     1,799              624
                                             215,016          249,624
        Less current maturities               11,656           10,413
        Long-Term Debt                      $203,360         $239,211

        In September 1999, the Company entered into a $200,000 Senior Credit Agreement and a $100,000 Senior Subordinated Credit Agreement to finance the acquisition of PSD and certain related assets and to provide funds for working capital needs. The Senior Credit Agreement included a term loan and revolving facility, each in the amount of $100,000. The term loan has since been reduced through permanent repayments to $63,000. 1999 debt issue costs related to these financings were $8,600.

        The Company entered into a $100,000 Senior Subordinated Credit Agreement dated January 31, 2000. This agreement had a one-year term and provided for an automatic rollover for an additional term maturing in September 2005. The proceeds of this transaction were used to replace the Senior Subordinated Credit Agreement dated September 30, 1999. Fees paid in January 2000 to replace and initiate the Senior Subordinated Credit Agreements were $4,000. This loan was repaid in February 2000.

        The Company sold $150,000 aggregate principal amount of Senior Subordinated Notes due in 2007 under an indenture dated February 17, 2000. The notes were offered at 98.832% of par and pay a fixed rate of interest of 11.625% per year. The notes are redeemable at the Company's option prior to the due date under certain terms and conditions. The Company's obligations under the notes are not secured and rank junior to all the Company's existing and future senior debt. The proceeds from this transaction were used (1) to repay the $100,000 Senior Subordinated Credit Agreement dated January 31, 2000, (2) to permanently retire $20,000 of the $100,000 term loan, and (3) to repay a portion of the outstanding borrowings under the revolving facility.

        The term loan and revolving facility are secured by an interest in the Company's assets through September 2004. Interest on both loans is based upon either the Eurodollar, the Federal Funds effective or corporate based (prime) rate. The term loan interest rate was 8.14% at December 31, 2000. The interest rate on the revolving facility at December 31, 2000 was 9.50%. A commitment fee ranging from .25% to .50% annually is charged on the daily unused portion of the revolving credit agreement.

        The Senior Credit Agreement (including amendments) and the Senior Subordinated Notes require the Company, among other things, to comply with certain financial ratios and covenants. The Company was in compliance with all financial ratios as of December 31, 2000. These agreements also contain certain other restrictions, including limitations on payments of cash dividends, sales of assets, incurrence of indebtedness, the creation of liens, making certain investments and engaging in sale/leaseback transactions.

        Maturities of long-term debt at December 31, 2000, are as follows:
        2001 - $11,656; 2002 - $14,566; 2003 - $17,540; 2004 - $21,036;
        2005 - $0; thereafter - $150,218.

        6.  Income Taxes

        The U.S. and international components of income before taxes are as follows:
                                           Year Ended December 31,
                                         2000       1999        1998

        U.S.                           $  6,429   $ 15,176    $ 24,173
        International                    39,014      1,240      10,055

        Income before taxes and
        cumulative effect of change
        in accounting principle        $ 45,443   $ 16,416    $ 34,228

        The provision for income taxes consists of:

                                           Year Ended December 31,
                                         2000       1999        1998
        Current:
          U.S. Federal                 $ (4,576)  $  4,583    $  8,564
          International                  15,284      8,323       4,974
          U.S. State                        585        853         374
                                         11,293     13,759      13,912
        Deferred                          2,340     (9,064)     (3,986)

        Provision for income taxes     $ 13,633   $  4,695    $  9,926

        The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

                                            Year Ended December 31,
                                          2000      1999        1998

        U.S. statutory tax rate           35%        35%         35%
        State taxes, net of
          federal income tax benefit       2          2          (1)
        Foreign Sales Corporation
          tax benefit                     (3)       (10)         (5)
        Research and development
          tax credit                      (2)        (1)         (1)
        Difference between U.S. and
          foreign tax rates (net of
          foreign tax credits)            (1)        12           -
        Loss carryforwards utilized        0         (5)         (1)
        Amortization of goodwill           1          4           -
        Foreign losses not benefited       4         31           -
        Favorable resolution of U.S.
          income tax disputes             (1)       (40)          -
        Foreign exchange gain/(loss)
          recognized                      (6)         -           -
        Other                              1          1           2
        Provision for income taxes        30%        29%         29%

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                               Year Ended December 31,
                                                2000            1999
        Deferred Tax Assets:
          Reserves for obsolete inventory,
            warranty and bad debts            $ 11,845        $ 12,622
          Eliminated intercompany profit         3,823           3,661
          Tax benefit of foreign loss
            carryforwards                       12,629          16,457
          Other                                  9,493          11,975
                                                37,790          44,715
          Valuation allowance                  (17,020)        (24,131)
          Deferred Tax Assets                 $ 20,770        $ 20,584
        Deferred Tax Liabilities:
          Deferred gain on condemnation       $  3,444        $  3,522
          Depreciation                           1,325           1,567
          Development cost of Hercules
            facility                             1,483           1,385
          Other                                  2,740             542
          Deferred Tax Liabilities            $  8,992        $  7,016

        The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2000 was a decrease of $7,111, primarily resulting from a utilization of tax loss carryforwards. Carryforwards resulting from the acquisition of PSD, which were not valued at the acquisition date, adjusted the recorded goodwill by approximately $5,800. The net change in 1999 was an increase of $18,789 primarily resulting from an increase in tax loss carryforwards.

        At December 31, 2000, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $31,759. A portion of these loss carryforwards will expire in the following years:
        2002 - $629; 2003 - $145; 2004 - $172; and 2005 - $1,582.  The
        remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

        Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $55,666 at December 31, 2000, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

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

        Stock Option Plans

        Bio-Rad maintains incentive and non-qualified stock option plans for officers and certain other key employees. Under the Amended 1994 Stock Option Plan (the Plan), the Company may grant options to its employees for up to 1,175,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant. Under an amendment to the Plan effective September 19, 2000, options expire ten years after the grant date with the exception of options granted in 1999 which expire five years after the grant date.

        The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 2000, 1999 and 1998, respectively: no dividend yield for all periods; weighted average expected lives of 4.1 years in 2000,
        3.9 in 1999 and 3.8 years in 1998; expected volatility of 30%, 34% and 35%; and risk-free interest rates of 6.71%, 4.79% and 5.44% for 2000, 1999 and 1998, respectively.

        Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):
                                                                      Year Ended December 31,
                                                     2000                         1999                       1998
                                             Shares         Price        Shares          Price       Shares         Price
          Outstanding at beginning of year  645,115        $24.18        561,047        $23.73       517,018       $21.40

          Granted                           530,945         22.52        166,080         19.89       150,653        23.54

          Exercised                         (65,250)        18.95        (60,914)         8.47       (89,625)       10.09

          Forfeited                        (111,338)        24.61        (19,712)        25.10       (14,677)       25.07

          Expired                           (38,583)        18.21         (1,386)         7.37        (2,322)        9.46

          Outstanding at end of year        960,889        $23.80        645,115        $24.18       561,047       $23.73


          Options exercisable at year-end   272,048        $26.92        280,825        $24.72       222,539       $19.86


          Weighted average fair value of
            options granted during the year   $6.91                        $6.46                       $7.62

          The following summarizes information about stock options outstanding at December 31, 2000:
                                                 Options Outstanding                        Options Exercisable

                                  Number        Weighted Average                         Number
                Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
             Exercise Prices    at 12/31/00     Contractual Life     Exercise Price   at 12/31/00     Exercise Price
             $19.69 - $19.88      120,281          3.1 years            $19.74           27,668          $19.73
             $21.50 - $21.50      295,865          9.7                   21.50                0               0
             $21.86 - $23.88      280,566          8.4                   23.43           43,173           22.99
             $23.94 - $35.89      264,177          6.1                   28.63          201,207           28.75
             $19.69 - $35.89      960,889          7.5                   23.80          272,048           26.92


        Employee Stock Purchase Plan

        Under the Amended and Restated 1988 Employee Stock Purchase Plan (the
        Plan), the Company has authorized the sale of 745,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 57,101 shares for $1,136, 58,762 shares for $1,098 and 51,446 shares for $1,129 to employees in 2000, 1999 and 1998, respectively. At December 31, 2000, 48,263 shares remained authorized under the Plan.

        The fair value of the employees' purchase rights since 1995 was estimated using the Black-Scholes model with the following assumptions for 2000, 1999 and 1998, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 28% to 43%, from 22% to 35% and from 28% to 38%; and risk-free interest rates ranging from 5.45% to 6.46%, from 4.28% to 4.88% and from 4.27% to 5.23%. The weighted average fair value of those purchase rights granted in 2000, 1999 and 1998 was $5.10, $4.74 and $5.55, respectively.

        Pro Forma Disclosures

        If compensation cost for the Company's stock-based compensation plans had been determined based upon the fair value at grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 Year Ended December 31,
                                               2000       1999        1998

        Net income             As reported    $31,100    $11,721    $24,302
                               Pro forma      $29,874    $10,469    $23,026

        Diluted earnings per   As reported      $2.53      $0.96      $1.97
          share                Pro forma        $2.45      $0.86      $1.86

        Since employee stock options vest over several years, and additional grants are likely to be made in the future, the disclosures may not be representative of the effects on reported pro forma net income or earnings per share in future years.

        8. Earnings Per Share

        Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 73,000, 55,000 and 94,000 shares, for the years ended
        December 31, 2000, 1999 and 1998, respectively.

        Options to purchase 201,000, 261,000 and 229,000 shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. The options were still outstanding at the end of 2000.

        9.  Other Income and Expense

        Other, net includes the following income and (expense)
        components:
                                              Year Ended December 31,
                                           2000        1999       1998

        Amortization of goodwill         $(8,109)    $(3,813)   $(2,068)
        Exchange gains (losses)             (420)       (886)        22
        Other non-operating litigation
          costs, net                      (3,339)         73        117
        Gain on sale of fixed assets       5,155           -          -
        Gain on sale of semiconductor
          division                        16,690           -          -
        Miscellaneous other items         (1,584)       (189)       (47)
        Other, net                       $ 8,393     $(4,815)   $(1,976)

        Non-operating litigation costs represent fees incurred to litigate intellectual property issues. Management does not believe that the outcome of these actions would have a material adverse effect on the future results of operations or the financial position of the Company. The Company will continue to incur costs relating to these issues.

        Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts.

   10.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows:

                                                     Year Ended December 31,
                                                     2000      1999      1998

   Net income                                      $31,100   $11,721   $24,302
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation                                   33,722    23,090    18,510
     Amortization                                    9,587     4,405     2,465
     Foreign currency hedge transactions, net       (6,115)   (2,401)    1,360
     Gains on dispositions of marketable securities   (479)     (850)   (8,620)
     Increase in accounts receivable, net             (329)  (16,082)   (5,739)
     (Increase) decrease in inventories            (18,915)    4,095      (166)
     Decrease in other current assets                  914     5,609     4,629
     Increase (decrease) in accounts payable and
      other current liabilities                       (586)   26,153    (4,808)
     Increase (decrease) in income taxes payable    (4,599)    4,804     1,040
     Increase (decrease) in deferred taxes           3,383   (16,946)   (5,292)
     Gain on sale of semiconductor division
      and fixed assets                             (21,845)        -         -
     Other                                          (1,591)    1,383      (346)
   Net cash provided by operating activities       $24,247   $44,981   $27,335

        11.  Commitments and Contingent Liabilities

        Rents and Leases

        Net rental expense under operating leases was $12,953 in 2000, $13,607 in 1999 and $12,622 in 1998. Leases are principally for facilities and automobiles.

        Annual future minimum lease payments at December 31, 2000, under operating leases are as follows: 2001 - $13,373; 2002 - $9,012; 2003 -
        $6,601; 2004 - $4,605; 2005 - $3,992; subsequent to 2005 - $7,214.

        Deferred Profit Sharing Retirement Plan

        The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $4,815, $4,030 and $3,566 in 2000, 1999 and 1998, respectively.

        Foreign Exchange Contracts

        The Company enters into forward foreign exchange contracts as a hedge against foreign currency denominated intercompany receivables and payables. At December 31, 2000, the Company had contracts maturing in January 2001 to sell foreign currency with a market value of $46,700 and to purchase foreign currency with a market value of $11,827. At

        December 31, 1999, the Company had contracts maturing in January 2000 to sell foreign currency with a market value of $64,390 and to purchase foreign currency with a market value of $6,339.

        Letters of Credit

        In the ordinary course of business, the Company is at times required to post letters of credit. These letters of credit are required by certain insurance companies to ensure payments of certain charges. The Company was contingently liable for approximately $763 of standby letters of credit with a bank as of December 31, 2000.

        12. Legal Proceedings

        The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the outcome of these claims, legal actions and complaints would not have a material adverse effect on the future results of operations or the financial position of the Company.


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

        The Life Science segment develops, manufactures, sells and services liquid chromatography, electrophoresis, gene amplification and transformation, imaging and image analysis, and nucleic acid sample preparation products. These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, and government and industrial research facilities.

        The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, and insurance and forensic testing laboratories.

        The Analytical Instruments segment develops, manufactures, sells and services FT-IR spectroscopy systems, semiconductor test and manufacturing instruments, spectral reference publications and software. These products are sold to industrial companies, government institutions, academia and forensic analysis laboratories. The Company's semiconductor business was sold in 2000 (see Note 2).

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

        Information regarding industry segments at December 31, 2000, 1999 and 1998 and for the years then ended is as follows:

                                             Life     Clinical    Analytical
                                            Science  Diagnostics Instruments

        Segment net sales            2000  $269,805    $409,004    $ 53,101
                                     1999   238,007     251,842      67,974
                                     1998   213,570     172,008      66,100


        Allocated interest expense   2000  $  9,322    $ 19,370    $  1,909
                                     1999     3,761       7,775       1,206
                                     1998     1,501       1,464         571

        Depreciation and             2000  $  6,380    $ 25,655    $    858
          amortization               1999     8,003      15,466       1,335
                                     1998     7,328      11,242       1,652

        Segment profit (loss)        2000  $ 15,342    $ 25,337    $ (2,395)
                                     1999    16,643      18,749       2,928
                                     1998    12,649      20,228      (2,166)

        Segment assets               2000   $152,179    $308,437   $ 14,441
                                     1999    131,689     320,419     35,387
                                     1998    124,219     129,089     38,607

        Capital expenditures         2000   $  6,763    $ 27,508   $    755
                                     1999     10,673      13,388      1,378
                                     1998      6,487      15,213      1,912

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

        The following reconciles total segment profit to consolidated income before taxes and cumulative effect of change in accounting principle:

                                                Year Ended December 31,
                                               2000       1999       1998

        Total segment profit                 $38,284    $38,320    $30,711
        Gross profit on inter-segment sales   (1,755)    (1,204)    (1,925)
        Net corporate operating, interest
          and other income and expense
          not allocated to segments           (8,671)    (6,073)    (3,348)
        Gain on sale of Semiconductor
          Division                            16,690          -          -
        Purchased in-process research and
          development                              -    (15,500)         -
        Investment income, net                   895        873      8,790

        Consolidated income before taxes
          and cumulative effect of change
          in accounting principle            $45,443    $16,416    $34,228

        The following reconciles total segment assets to consolidated total assets:
                                                     December 31,
                                               2000       1999       1998

        Total segment assets                $475,057   $487,495   $291,915
        Cash and other current assets         54,907     58,542     36,968
        Net property, plant and
          equipment excluding segment
          specific gross machinery and
          equipment                          (41,264)   (41,378)   (11,364)
        Other long-term assets               157,578    164,203     49,780

        Total assets                        $646,278   $668,862   $367,299


        The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service:

                                                 Year Ended December 31,
                                               2000       1999       1998

        Europe                              $275,062   $188,969   $141,004
        Pacific Rim                          128,311    110,729     88,917
        United States                        274,541    231,705    201,230
        Other (primarily Canada
          and Latin America)                  47,970     23,996     16,712

        Total net sales                     $725,884   $555,399   $447,863

        The following presents long-lived assets by geographic area based upon the location of the asset:

                                                Year Ended December 31,
                                               2000       1999       1998

        Europe                              $ 26,663   $ 34,129   $  7,860
        Pacific Rim                            6,550      6,954      4,933
        United States                        239,817    247,293    118,628
        Other (primarily Canada
          and Latin America)                   3,580      1,769        489

        Total long-lived assets             $276,610   $290,145   $131,910

   14.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 2000 and 1999 are as follows:

                                     First      Second       Third    Fourth
                                    Quarter     Quarter     Quarter   Quarter
      2000

   Net sales                       $185,463    $186,826    $175,761  $177,834
   Gross profit                      98,743      99,633      91,671    92,473
   Net income                         2,955       5,074      13,919     9,152
   Basic earnings
     per share                        $0.24       $0.42       $1.14     $0.75
   Diluted earnings
     per share                        $0.24       $0.41       $1.14     $0.74

      1999

   Net sales                       $127,378    $117,284    $115,066  $195,671
   Gross profit                      71,822      66,731      63,167    98,456
   Net income (loss)                 10,802       7,881       4,253   (11,215)
   Basic earnings (loss)
     per share                        $0.89       $0.65       $0.35    $(0.92)
   Diluted earnings (loss)
     per share                        $0.89       $0.65       $0.35    $(0.92)

        15.  Information Concerning Common Stock - (unaudited)

        The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO.A and BIO.B, respectively. The following sets forth, for the periods indicated, the high and low prices for the Company's Class A and Class B Common Stock.

                                     Class A              Class B
                                  High      Low        High      Low
             2000

        First Quarter            33        21.25      33.25     22.63
        Second Quarter           27.25     21         28.25     21.50
        Third Quarter            25        21         24.25     21.50
        Fourth Quarter           34        22.20      33.50     23.88

             1999

        First Quarter            21.75     18.88      21.38     19.38
        Second Quarter           29        20.38      27.50     23.38
        Third Quarter            28        25.63      27        25.88
        Fourth Quarter           27.50     22.50      27.13     23.13


        On February 28, 2001 the Company had 963 holders of record of Class A Common Stock and 250 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

      We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.







                                                  ARTHUR ANDERSEN LLP




      San Francisco, California
      February 6, 2001

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

      The following shows operating income and expense items as a percentage of net sales:
                                               Year Ended December 31,
                                                2000    1999    1998
      Net sales                                100.0   100.0   100.0
        Cost of goods sold                      47.3    46.0    45.2
      Gross profit                              52.7    54.0    54.8
        Selling, general and
          administrative expense                34.1    36.0    38.6
        Product research and
          development expense                    9.4     9.2     9.2
        Purchased in-process
          research and development                 -     2.8       -

      Income from operations                     9.2     6.0     7.0
                                               =====   =====   =====
      Net income                                 4.3     2.1     5.4
                                               =====   =====   =====

      The year 2000 operations of Bio-Rad Laboratories include a full year's operations of Pasteur Sanofi Diagnostics, S.A. (PSD). The acquisition of PSD was made in October 1999 with the potential benefits of complementary product lines, increased geographic reach and the opportunity to achieve increased operational efficiencies. During the first half of the year 2000, Bio-Rad consolidated selling, marketing and general and administrative operations in Europe and North America. Reductions in both employees and facilities were completed in compliance with legal guidelines in Europe to improve profitability. On August 1, 2000, the Company sold its semiconductor equipment test and manufacturing product line for cash and a note receivable. The cash was used to pay down debt under the senior credit facility.

      Corporate Results -- Sales, Margins and Expenses

      Bio-Rad's net sales for 2000 were $725.9 million, an increase of 30.7% over the prior year. The year 2000 was positively impacted by the inclusion of twelve months sales of PSD versus 1999 which included sales for the fourth quarter only. The year 2000 was negatively impacted by a strengthening U.S. dollar, the divestiture of the semiconductor product line and expiration of a distribution agreement. Adjusting for the above significant items, sales growth would have been 8.4% using the 1999 proforma/acquisition sales of $727.9 million and adjusting for currency changes and divested product lines.

      The Diagnostic segment had growth of 5.4% adjusted for currency, the acquisition of PSD and product line divestitures. Product lines contributing to this growth were Bio-Rad's quality control business, genetic tests and improved penetration for the PSD product line in North America and Asia. The Life Science segment had growth of 17.9% adjusted for currency. The increase reflects increases in the sales of laboratory devices and consumables. Analytical Instrument sales decreased on the divestiture of the semiconductor business as well as a decline in the Company's spectroscopy product lines.

      Bio-Rad's net sales (sales) in 1999 were $555.4 million, an increase of 24.0% over 1998 sales. Included in the 1999 fourth quarter sales was $60.2 million from the PSD operations (see Note
      2). Excluding this amount, Bio-Rad's sales grew by 10.6% over the year 1998. For the year 1999, the impact from currency translation on sales was less than $1.0 million. Excluding any impact from currency for 1999, the Life Science and Clinical Diagnostics segments (excluding the PSD acquisition) grew by 12.2% and 11.6%, respectively. The growth in the Life Science segment is attributable to laboratory products and scientific imaging equipment. The Clinical Diagnostics segment growth was a result of the continuing demand for the Company's diabetes monitoring and quality control systems.

      Consolidated gross margins in 2000 were 52.7% compared to 54.0% for the year 1999. The inclusion of a full year's operations of the PSD product lines further reduced the Company's margins as these products have overall lower margins than the Company's other Diagnostic products. Excluding PSD, the products of this segment had a decline of 1% on higher manufacturing and service costs. The Life Science segment had no change in gross margin as favorable manufacturing overhead absorption was offset by the negative impact from declining margins on foreign sales.

      Consolidated gross margins were 54.0% for 1999 compared to 54.8% in the prior year. After adjusting for the acquisition of PSD, gross margins for the businesses operated for full year were

      55.9%, an improvement over the 54.8% recorded in 1998. The Life Science segment's gross margin improved as sales growth provided the opportunity to lower fixed factory overhead and new product pricing remained firm. The Clinical Diagnostics segment's gross margin experienced no change as pricing pressure in the healthcare industry remained a considerable factor and the cost of foreign sourced products rose as the Yen strengthened when compared to the dollar. The Analytical Instruments segment's gross margin improved as demand increased and pricing improved for the Company's semiconductor test and manufacturing equipment.

      Consolidated selling, general and administrative expense (SG&A) decreased to 34.1% of sales from 36.0%. For the year 2000, the Company implemented Financial Accounting Standards Board Emerging Issues Task Force Issue 00-10 related to the standardized method for recording shipping and handling charges billed separately to customers. All prior periods presented have been adjusted to consistently apply the gross method. There is no impact on either income from operations or net income in any period presented, only increased sales and increased selling expense.

      Both the Life Science and Diagnostics segments grew SG&A expense at a rate lower than sales growth. The Analytical Instruments segment had slightly higher SG&A expense on a reduced sales base as declining spectroscopy sales and the divestiture of the semiconductor business did not permit proportional reductions in SG&A without jeopardizing the ongoing business which would further diminish the potential to find suitable strategic options. The Company continues to make the efficient use of SG&A expense a priority. The acquisition of PSD should allow the Company to further leverage this expense in a larger sales environment through the elimination of duplicate facilities and more efficient operations.

      Consolidated SG&A decreased to 36.0% of sales in 1999 when compared to 38.6% for 1998. After adjustment for the PSD acquisition, SG&A expense for the Company was 36.9%, a decline of 1.7% of sales from the prior year. For the Company excluding PSD, total SG&A grew by less than 60% of sales growth. In absolute dollars, the largest increase in SG&A expense was in the Life Science segment as the Clinical Diagnostics segment grew only slightly and the Analytical Instruments segment declined.

      Product research and development expense (R&D) increased by 33.1% or $16.9 million, which includes for 2000 a full year's expense associated with the acquired PSD business. As a percentage of sales R&D expense rose to 9.4% of sales from 9.2% in the prior year as both the Life Science and Diagnostics segments have large long term projects with opportunity for substantial future sales and current opportunities including improvements to the existing industrial diagnostic testing product line related to the increased demand for BSE (Bovine Spongiform Encephalopathy or Mad

      Cow Disease) tests. Expenditure levels as a percentage of sales could rise in 2001 as the longer term projects will not be completed until after 2001.

      R&D increased by 23.7% in 1999 to $51.2 million including the operations of PSD compared to $41.4 million for the year 1998. Both Life Science and Clinical Diagnostics segments (excluding
      PSD) increased R&D spending at a rate higher than sales growth as the Company was focusing on R&D programs to increase sales through new product development complementing recent acquisitions. Included in income from operations is the write-off of $15.5 million of "purchased in-process research and development expense" related to the PSD acquisition (IPR&D). IPR&D represents the value assigned in a purchase business combination to research and development projects of the acquired business that have been commenced but not completed at acquisition in accordance with SFAS No. 2, "Accounting for Research and Development Costs".

      Corporate Results -- Non-Operating Items

      Interest expense increased substantially for the year 2000 reflecting a full year's cost of borrowed funds to purchase PSD. The Company, in early 2000, replaced the interim $100.0 million Senior Subordinated Credit Facility with a $150.0 million aggregate principal amount of Senior Subordinated Notes due in 2007. The additional capacity was used to reduce the $200.0 million Senior Credit Facility. The Company used a significant portion of the proceeds from the sale of the semiconductor product line to further reduce borrowing under the Senior Credit Facility. At December 31, 2000, the debt to equity ratio was 91% compared to 119% at year end 1999. At this time, no significant asset sales are being considered that would further materially reduce net borrowings and interest expense. Average borrowings for the year 2000 and 1999 were $251.3 and $97.8 million, respectively.

      Net other income and expense for 2000 includes the gain on sale of assets, amortization of goodwill, non-operating legal costs and settlement costs related to cancelling a financing arrangement (see Note 9). Net other income and expense for 1999 is comprised principally of amortization of goodwill. All years include exchange gains and losses from nonspeculative forward foreign exchange contracts which hedged the exposure of intercompany receivables and payables. The net exchange gain or loss results from the estimating inherent in projecting intercompany balances and transaction charges.

      Bio-Rad's consolidated effective tax rate was 30%, 29% and 29% in 2000, 1999 and 1998, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. The effective tax rate in future periods is expected to rise as the deductibility of goodwill amortization and interest expenses, as well as the utilization of loss carryforwards are dependent on the source and amount of income generated by the Company.

      Financial Condition

      The Company became substantially leveraged as it entered into expanded credit facilities to acquire PSD. As a result of the debt service obligations undertaken, the Company has a risk of limited liquidity and capital resources.

      The Company has a Senior Credit Facility of $163.0 million consisting of a $100.0 million revolving facility and a $63.0 million term loan (reduced from $100.0 million initially), allowing for borrowings on a secured basis to September 2004. Additionally, in February 2000, the Company completed the sale of $150.0 million aggregate principal amount of Senior Subordinated Notes due 2007.

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

      At December 31, 2000, the Company had available $14.0 million in cash and cash equivalents, $19.1 million under its international lines of credit, and $98.3 million under its principal revolving credit agreement (see Note 5). Management believes that this availability, together with cash flow from operations, will be adequate to meet the Company's current objectives for operations, research and development and investment in our systems and equipment.

      Net cash provided by operations was $24.2 million, $45.0 million and $27.3 million in 2000, 1999 and 1998, respectively. The largest contributing factor to the decline in net cash provided is increased interest expense on borrowings to purchase PSD.

      Consolidated net accounts receivable decreased approximately $11.7 million in 2000 when compared to 1999. This decrease is attributable in part to weakening foreign currencies causing a decline in the value of foreign receivables. This decline was offset by increased domestic receivables due to sales increases, the inclusion of PSD ancillary asset sites after January 1, 2000 in Brazil and the Czech Republic, and increased representation in countries with slower payment expectations. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

      For the year ended December 2000, consolidated inventories rose $6.2 million to $132.5 million. The Diagnostic segment had inventory increases related to equipment orders which at year-end 1999 were unfilled due to a short-term supplier problem. Additionally, the inclusion after January 1, 2000 of the ancillary asset sites in Brazil and the Czech Republic added to Diagnostics inventories. The Life Science segment had inventory increases in line with sales activity. The component of inventory at international locations declined as weakened local currencies caused the value of foreign manufactured goods to decline in U.S. dollar terms. Management regularly reviews the impact of obsolescence on current inventory caused by the introduction of new products. Management will continue its focus on inventory control to moderate capital requirements.

      A valuation reserve is necessary for deferred tax assets (see
      Note 6) primarily because realization of tax benefits attributable to foreign loss carryforwards is uncertain.

      Net capital expenditures in 2000 totaled $31.4 million compared to $27.3 million and $21.2 million in 1999 and 1998, respectively. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Management regularly approves capital spending in the normal course of business.

      The Board of Directors authorized the Company to repurchase up to $18 million of the Company's common stock over an indefinite period of time. Through December 2000, the Company has repurchased 583,636 shares of Class A Common Stock and 30,000 shares of Class B Common Stock for a total of $14.5 million. The Company's credit agreements restrict the Company's ability to repurchase its own stock. Share repurchases made during 2000 amounted to $0.4 million. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

      Euro - A New European Currency

      On January 1, 1999, certain member countries of the European Union entered a three-year transition phase during which the euro was introduced as a common currency in participating countries. The euro is currently used for wholesale financial transactions and will replace the legacy currencies that will be withdrawn between January 1, 2002 and July 1, 2002.

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

      Year 2000

      From December 31, 1999 continuing through the year 2000, the Company monitored its information centers and operations for transition issues related to the Year 2000. No material problems were reported in any of the Company's facilities or operations during the year. The Company did not experience any material Year 2000 problems with its systems or products, nor did the Company experience any material problems with any of its key customers or suppliers.

      Financial Risk Management

      Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and, on occasion interest rates. No derivative financial instruments are entered into for the purpose of speculating or trading. Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure. In most material cases, derivative investments do not qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be consequently classified into earnings.

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

      Bio-Rad typically enters into forward exchange contracts to sell its foreign currency. Contracts are entered into typically for

      30 to 60 days, primarily in British Sterling, Japanese Yen, and euros or related currencies. The costs are recognized in income monthly and generally are the reciprocal of the change in underlying assets. Bio-Rad does not hold any derivative contracts that hedge its foreign currency denominated net asset exposures.

      Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. The forward foreign exchange contracts at December 31, 2000 had a net fair value of $34.9 million. A 10% adverse loss on quoted foreign currency exchange rates would result in a $3.5 million loss.
      This impact of a change in exchange rates, excludes from the analysis the offset derived from the change in the Company's underlying assets and liabilities, which could reduce the effect to zero.

      The Company's long-term debt consists mostly of fixed rate instruments in order to minimize earnings volatility related to interest expense. While the Company has used derivative instruments in the past, it did not hold any interest rate derivative contracts at December 31, 2000. The current policy is to manage interest costs using a mix of fixed and variable debt.

      New Financial Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued SFAS 133. Implementation was then delayed to fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards requiring companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The Company adopted SFAS 133 and subsequent amendments as of the first day of fiscal year 2001 and will currently not seek hedge accounting treatment, instead recording the value adjustment to derivative instruments through earnings.

      Forward Looking Statements

      Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. We have based these forward looking statements on our current expectations and projections about future events. However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully integrate with PSD; our substantial leverage and ability to service our debt; our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.