Form 10-K, Exhibit 13
period 2001-12-31
BIO RAD LABORATORIES INC
filed 2002-03-28
CIK 12208

   Bio-Rad Laboratories, Inc.                                                             EXHIBIT 13.1
   SUMMARY OF OPERATIONS AND SELECTED FINANCIAL DATA (in thousands, except per share data)
________________________________________________________________________________________________________________________
                                                                          Year Ended December 31,
                                                         2001        2000        1999        1998        1997       1996
   Net sales                                           $817,509    $725,884    $555,399    $447,863    $432,078   $423,262

     Cost of goods sold (1)                             356,330     343,364     255,223     202,438     189,331    182,046
                                                        -------     -------     -------     -------     -------    -------
   Gross profit                                         461,179     382,520     300,176     245,425     242,747    241,216
    Selling, general and administrative expense         272,610     247,613     200,367     172,899     169,956    159,989
    Product research and development expense             76,543      68,140      51,210      41,381      46,138     39,580
    Purchased in-process research and
      development expense                                     -           -      15,500           -           -          -
    Restructuring costs                                       -           -           -           -           -      2,700
                                                        -------      ------      ------      ------      ------     ------
   Income from operations                               112,026      66,767      33,099      31,145      26,653     38,947
   Other income (expense):
     Interest expense                                   (24,088)    (30,612)    (12,741)     (3,731)     (1,216)    (3,027)
     Other, net                                         (22,969)      9,288      (3,942)      6,814      (2,709)       553
                                                        --------    --------    --------     -------     -------    -------
   Income before taxes, extraordinary charge
    and cumulative effect of change in accounting
    principle                                            64,969      45,443      16,416      34,228      22,728     36,473
     Provision for income taxes                          20,790      13,633       4,695       9,926       6,364      9,118
                                                         ------      ------      ------      ------      ------     ------
   Income before extraordinary charge and cumulative
    effect of change in accounting principle             44,179      31,810      11,721      24,302      16,364     27,355
     Extraordinary charge (2)                                 -           -           -           -           -     (1,176)
     Cumulative effect of change in
      accounting principle (3)                                -        (710)          -           -           -          -
                                                       --------    --------    --------    --------    --------   --------
   Net income                                          $ 44,179    $ 31,100    $ 11,721    $ 24,302    $ 16,364   $ 26,179
                                                       ========    ========    ========    ========    ========   ========
   Basic earnings per share before
    extraordinary charge and cumulative effect
    of change in accounting principle (4)                 $1.79       $1.30       $0.48       $0.99       $0.67      $1.12
     Extraordinary charge (2)(4)                              -           -           -           -           -      (0.05)
     Cumulative effect of change in accounting
      principle (3)(4)                                        -       (0.03)          -           -           -          -
                                                       --------    --------    --------    --------    --------   --------
   Basic earnings per share (4)                           $1.79       $1.27       $0.48       $0.99       $0.67      $1.07
                                                       ========    ========    ========    ========    ========   ========
   Weighted average common shares (4)                    24,648      24,422      24,220      24,528      24,520     24,546
   Cash dividends paid per common share                       -           -           -           -           -          -

   Total assets                                        $684,028    $646,278    $668,862    $367,299    $351,876   $284,925
   Long-term debt, net of current maturities           $188,423    $203,360    $239,211    $ 42,339    $ 38,952    $ 6,721

   _______________________________________________________________________________________________________________________

   (1) In 1996, cost of goods sold includes a charge of approximately $2,100 for a write-down of inventory associated with restructuring costs.
   (2) Extraordinary charge for redemption of subordinated debt:  1996 - $1,176, net of tax effect of $817.
   (3) Cummulative effect on prior years (to 12/31/99) of accounting change per SEC Staff Accounting Bulletin 101, on
       Revenue Recognition, net of tax effect of $515.
   (4) Restated to give effect to a stock split in the form of a 100% stock dividend in 2002.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (in thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       2001             2000
   Current Assets:                                           <c>              <c>
     Cash and cash equivalents                               $ 47,129         $ 13,954
     Accounts receivable, less allowance of $11,509 in 2001
        and $10,255 in 2000                                   194,400          182,242

     Inventories:
       Raw materials                                           33,488           32,993
       Work in process                                         28,715           30,071
       Finished goods                                          76,976           69,455
                                                              -------          -------
         Total inventories                                    139,179          132,519

   Deferred tax assets                                         27,537           20,770
   Prepaid expenses and other current assets                   22,583           20,183
                                                              -------          -------
         Total current assets                                 430,828          369,668

   Property, Plant and Equipment:
     Land and improvements                                      9,658            8,337
     Buildings and leasehold improvements                      75,231           66,039
     Equipment                                                191,284          180,827
                                                              -------          -------
         Total property, plant and equipment                  276,173          255,203

     Accumulated depreciation                                (143,199)        (136,171)
                                                              -------          -------
         Net property, plant and equipment                    132,974          119,032

   Goodwill, net of accumulated amortization of
      $21,736 in 2001 and $13,990 in 2000                      75,873           90,970
   Other Assets                                                44,353           66,608
                                                             --------         --------
   Total Assets                                              $684,028         $646,278
                                                             ========         ========
   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets
   (in thousands, except share data)

   __________________________________________________________________________________________
                                                                            December 31,
   Liabilities and Stockholders' Equity                                2001          2000
   Current Liabilities:                                              <c>           <c>
     Accounts payable                                                $ 64,903      $ 62,965
     Accrued payroll and employee benefits                             58,434        52,354
     Notes payable                                                      4,211         6,490
     Current maturities of long-term debt                               5,720        11,656
     Sales, income and other taxes payable                             18,633         8,413
     Other current liabilities                                         47,205        47,430
                                                                      -------       -------
          Total current liabilities                                   199,106       189,308

   Long-Term Debt, net of current maturities                          188,423       203,360
   Deferred Tax Liabilities                                            12,622         8,992
                                                                      -------       -------
          Total liabilities                                           400,151       401,660

   Commitments and Contingent Liabilities                                   -             -

   Stockholders' Equity:
     Preferred stock, $0.0001 par value, 7,500,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $0.0001 par value, 50,000,000 shares authorized; outstanding 2001 - 20,166,636;
       2000 - 20,084,400                                                    2             2
     Class B common stock, $0.0001 par value, 20,000,000 shares authorized; outstanding 2001 - 4,826,562;
       2000 - 4,871,856                                                     -             -
     Additional paid-in capital                                        32,171        31,596
     Class A treasury stock, 161,336 shares in 2001 and
       488,998 shares in 2000 at cost                                  (1,863)       (5,415)
     Retained earnings                                                276,554       231,821
     Accumulated other comprehensive loss:
       Currency translation and other                                 (22,987)      (13,386)
                                                                     --------      --------
          Total stockholders' equity                                  283,877       244,618
                                                                     --------      --------
   Total Liabilities and Stockholders' Equity                        $684,028      $646,278
                                                                     ========      ========
   __________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income
   (in thousands, except per share data)

   ______________________________________________________________________________________________________________________
                                                                                     Year Ended December 31,
                                                                            2001               2000               1999
   Net sales                                                             $817,509           $725,884            $555,399
     Cost of goods sold                                                   356,330            343,364             255,223
                                                                          -------            -------             -------
   Gross profit                                                           461,179            382,520             300,176
     Selling, general and administrative expense                          272,610            247,613             200,367
     Product research and development expense                              76,543             68,140              51,210
     Purchased in-process research and development expense                      -                  -              15,500
                                                                          -------            -------             -------
   Income from operations                                                 112,026             66,767              33,099

   Other income (expense):
     Interest expense                                                     (24,088)           (30,612)            (12,741)
     Other, net                                                           (22,969)             9,288              (3,942)
                                                                          -------            -------             -------
   Income before taxes and cumulative effect of change
    in accounting principle                                                64,969             45,443              16,416
     Provision for income taxes                                            20,790             13,633               4,695
                                                                          -------            -------             -------
   Income before cumulative effect of change in
    accounting principle                                                   44,179             31,810              11,721

   Cumulative effect of accounting change,
    net of taxes of $515 (see Note 1)                                           -               (710)                  -
                                                                         --------           --------            --------
   Net income                                                            $ 44,179           $ 31,100            $ 11,721
                                                                         ========           ========            ========

   Basic earnings per share:

     Income before cumulative effect of change in
      accounting principle                                                  $1.79              $1.30               $0.48
     Cumulative effect of accounting change                                     -              (0.03)                  -
                                                                        ---------           --------            --------
     Net income                                                             $1.79              $1.27               $0.48
                                                                        =========           ========            ========
     Weighted average common shares                                        24,648             24,422              24,220
                                                                        =========           ========            ========

   Diluted earnings per share:

     Income before cumulative effect of change in
      accounting principle                                                  $1.74              $1.30               $0.48
     Cumulative effect of accounting change                                     -              (0.03)                  -
                                                                        ---------           --------            --------
     Net income                                                             $1.74              $1.27               $0.48
                                                                        =========           ========            ========
     Weighted average common shares                                        25,442             24,568              24,330
                                                                        =========           ========            ========
   _______________________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows
   (in thousands)

   ________________________________________________________________________________________________________
                                                                          Year Ended December 31,
                                                                       2001         2000        1999
   Cash flows from operating activities:                             <c>         <c>         <c>
        Cash received from customers                                 $787,179    $707,046    $527,132
        Cash paid to suppliers and employees                         (665,572)   (636,054)   (453,266)
        Interest paid                                                 (22,064)    (23,873)     (9,307)
        Income tax payments                                            (5,296)    (12,294)    (17,237)
        Miscellaneous (payments) receipts                               5,248     (10,578)     (2,341)
                                                                     --------    --------    --------
        Net cash provided by operating activities                      99,495      24,247      44,981

   Cash flows from investing activities:
        Capital expenditures, net                                     (43,228)    (31,406)    (27,275)
        Payments for acquisitions                                      (4,650)          -    (202,828)
        Proceeds from divestitures                                          -      34,118           -
        Purchases of marketable securities and investments               (567)       (326)     (2,216)
        Sales of marketable securities and investments                    497         795       6,600
        Foreign currency hedges, net                                      410       6,115       2,401
                                                                      -------     -------    --------
        Net cash provided by (used in) investing activities           (47,538)      9,296    (223,318)

   Cash flows from financing activities:
        Net payments on notes payable                                  (1,884)     (4,325)    (13,493)
        Long-term borrowings                                           74,250     438,487     353,108
        Payments on long-term debt                                    (97,209)   (473,278)   (151,788)
        Arrangement and other fees for
          long-term acquisition financing                                   -      (4,500)     (5,008)
        Proceeds from issuance of common stock                            575         305         343
        Purchase of treasury stock                                       (261)       (378)     (2,233)
        Reissuance of treasury stock                                    4,367       2,083       1,322
                                                                      -------     -------     -------
        Net cash provided by (used in) financing activities           (20,162)    (41,606)    182,251


   Effect of exchange rate changes on cash                              1,380       4,930       3,092
   Net increase (decrease) in cash and cash equivalents                33,175      (3,133)      7,006

   Cash and cash equivalents at beginning of year                      13,954      17,087      10,081
                                                                     --------    --------    --------
   Cash and cash equivalents at end of year                          $ 47,129    $ 13,954    $ 17,087
                                                                     ========    ========    ========
   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Changes in Stockholders' Equity
   (in thousands)

   ______________________________________________________________________
                                              Year Ended December 31,
                                            2001        2000       1999
   Common Stock, $0.0001 par value:
     Balance at beginning of year         $     2    $      2   $      2
     Issuance of common stock                   -           -          -
     Balance at end of year                     2           2          2

   Additional Paid-In Capital:
     Balance at beginning of year          31,596      31,291     30,948
     Issuance of common stock                 575         305        343
     Balance at end of year                32,171      31,596     31,291

   Treasury Stock:
     Balance at beginning of year          (5,415)     (7,392)    (7,047)
     Purchase of treasury stock              (261)       (378)    (2,233)
     Reissuance of treasury stock           3,813       2,355      1,888
     Balance at end of year                (1,863)     (5,415)    (7,392)

   Retained Earnings:
     Balance at beginning of year         231,821     200,993    189,838
     Net income                            44,179      31,100     11,721
     Reissuance of treasury stock at
       more than (less than) cost             554        (272)      (566)
     Balance at end of year               276,554     231,821    200,993

   Accumulated Other
    Comprehensive Income (Loss):
     Balance at beginning of year         (13,386)     (4,780)       593
     Other comprehensive loss              (9,601)     (8,606)    (5,373)
     Balance at end of year               (22,987)    (13,386)    (4,780)
                                         ________    ________   ________
   Total Stockholders' Equity            $283,877    $244,618   $220,114
                                         ========    ========   ========

   Comprehensive Income, net of tax:
     Net income                          $ 44,179    $ 31,100   $ 11,721
     Currency translation adjustments      (9,458)     (8,804)    (4,833)
     Net unrealized holding gains(losses)     (12)        533         66
     Reclassification adjustments for
       gains included in net income          (131)       (335)      (606)
                                         --------    --------   --------
   Total Comprehensive Income            $ 34,578    $ 22,494   $  6,348
                                         ========    ========   ========
   _________________________________________________________________________

   The accompanying notes are an integral part of these statements.

    Bio-Rad Laboratories, Inc.

    Notes to Consolidated Financial Statements
    ________________________________________________________________

    1.  Significant Accounting Policies

    Basis of Presentation

    The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries (Bio-Rad or the Company) after elimination of intercompany balances and trans-actions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts report-ed in the financial statements and accompanying notes. Changes in such estimates may affect amounts reported in the future.

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

    Inventory Valuation

    Inventories are valued at the lower of average cost or market and include material, labor and overhead costs. Management periodically reviews the need for an inventory obsolescence reserve. In evaluating this reserve, technology changes, competition, customer demand and manufacturing quality are considered.

    Property, Plant and Equipment

    Property, plant and equipment are carried at historical cost.
    Included in property, plant and equipment is reagent rental equipment. The Company provides these instruments to its customers for use with the Company's reagents.

    Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Buildings and leasehold improvements are amortized over 15-30 years or the lives of the leases or improvements, whichever is shorter. Equipment is depreciated over 3-12 years.

    Goodwill

    Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and through December 31, 2001 has been amortized on a straight-line basis over the estimated future periods to be benefited, typically ten to fifteen years. Goodwill, other intangibles and other long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Beginning January 1, 2002, the Company will adopt Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets" which provides that goodwill is no longer subject to amortization over its useful life. Goodwill will be subject to an annual assessment for impairment applying a fair-value based test.

    Income Taxes

    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities.

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

    During the fourth quarter of 2000, the Company modified its revenue recognition policies with regard to certain complex instruments that require factory installation at the customer site to comply with guidelines outlined by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101. The effects of the change in revenue recognition policies, as of January 1, 2000, are reported as the cumulative effect of an accounting change in the fourth quarter of 2000 amounting to $0.7 million. This change did not have a significant effect on previously reported quarterly or prior years' income.

    The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of equipment sold which includes a warranty, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty.

    Shipping and Handling

    Pursuant to Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company classifies all freight billed to customers as net sales. These costs amounted to $7.9 million, $6.9 million, and $5.9 million for 2001, 2000, and 1999, respectively. Related freight costs are included in selling, general and administrative expenses as the responsibility for negotiating sales terms rests with the sales organization and not manufacturing.

    Research and Development

    Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

    Foreign Currency Translation

    Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

    Forward Exchange Contracts

    The Company does not use derivative financial instruments for speculative or trading purposes. As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. In accordance with Statement of Financial Accounting Standards 133 "Accounting for Derivative Instruments and Hedging Activities," the Company does not seek hedge accounting treatment for these contracts. As a result, these contracts, generally with maturity dates of 90 days or less and related primarily to currencies of industrial countries, are marked to market at each balance sheet date. The resulting gains or losses are included in other income and expense and offset exchange losses or gains on the related receivables and payables. Exchange gains and losses on these contracts are net of premiums and discounts which result from interest rate differentials between the U.S. and the countries of the currencies being traded. The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

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

    Fair Value of Financial Instruments

    The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Estimates are not necessarily indicative of the amounts that could be realized in a current market exchange as considerable judgment is required in interpreting market data used to develop estimates of fair value. The use of different market assumptions or estimation techniques could have a material effect on the estimated fair value amounts.

    The estimated fair value of Bio-Rad's financial instruments were as follows(in millions):
                                      Year Ended December 31,
                                  2001                    2000
                          Carrying         Fair    Carrying     Fair
                           Amount         Value      Amount    Value

    Other Assets          $  44.4      $  44.0    $  66.6       $65.0
    Total Long-Term Debt  $ 194.1      $ 201.0    $ 215.1      $224.0

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

    2.  Acquisitions

    In July 2001, the Company acquired all the outstanding shares of Helix, Inc., a manufacturer of diagnostic products for the autoimmune market. The business combination was recorded using the purchase method in accordance with Statement of Financial Accounting Standards 141, "Business Combinations." The acquisition cost was not material but did include a premium in excess of the net assets acquired.

    In October 1999, the Company acquired Pasteur Sanofi Diagnostics S.A., a French corporation (PSD). The Company paid $202.8 million for all of the capital stock of PSD (and certain ancillary assets and assumed liabilities related to PSD). The acquisition was accounted for using the purchase method of accounting.

    As the Company's 1999 financial statements include only three months of operations of PSD, the following selected unaudited pro forma information is being provided to present a summary of the combined results of Bio-Rad and PSD as if the acquisition had occurred as of January 1, 1998, giving effect to purchase accounting adjustments and actual costs of financing. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Bio-Rad had PSD operated as part of the Company for the year ended December 31, 1999 (in millions of dollars, except per share data):

                                        Unaudited Pro Forma
                                    Year Ended December 31, 1999

    Sales                                        $727.9
    Net income                                     $6.3
    Basic earnings per share                      $0.26

    As a result of the acquisition, the Company recorded $88.6 million of goodwill. Acquired in-process research and development of $15.5 million was charged to expense in the fourth quarter of 1999.
    Purchase liabilities recorded included approximately $14.0 million for severance and other employee costs and $4.0 million for the consolidation and closure of certain leased facilities. The closure of facilities identified by the Company was completed in fiscal 2000, with lease payments, net of sublease revenues, continuing until all contractual obligations are met. As of December 31, 2001, expenses charged against these reserves were approximately $13.6 million for severance and other employee costs and $2.2 million for facilities and asset related write-offs.

    3.  Divestitures

    In October 2001, the Company sold the assets and certain liabilities of the Company's spectroscopy business to Digilab LLC. As a result, the Company recorded a loss on the sale of $4.5 million which is included in Other, net. The Company has a 25% interest in Digilab LLC which is included in Other Assets.

    In July 2000, Accent Semiconductor Technology, Inc. (ASTI) acquired the assets and certain liabilities of the Company's semiconductor and optoelectronic metrology business. The proceeds of approximately $36.0 million included $27.0 million in cash, an $8.0 million unsecured note receivable due in five years and an 18% equity interest in ASTI. The Company used $17.0 million of the cash proceeds to reduce borrowings on the term loan portion of the Senior Credit facility. The equity interest in ASTI is included in Other Assets on the cost method.

    4.  Investment in Affiliates

    In December 1997, Bio-Rad began investing in Instrumentation
    Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 2001, Bio-Rad held approximately 13% of the outstanding stock of IL. A privately held company based in Spain controls approximately 84% of the outstanding stock of IL.

    In April 2001, IL offered 46.5 million newly issued ordinary shares at
    1.29 Euros per share ($1.16) to all registered shareholders. No shareholders other than the controlling shareholder subscribed. In consideration for the new shares, the controlling shareholder relieved IL of 60 million Euros of debt. In December 2001, the controlling shareholder offered to purchase for cash certain American Depository Shares (ADS) of IL for $0.50 per ADS. This tender offer was issued in an attempt to remove IL as a Securities and Exchange Commission (SEC) registrant. The tender offer did not result in the removal of IL as a SEC registrant. The most recently filed financial statements for IL are as of November 30, 2000.

    As a result of its interest in IL, the Company has had certain discussions with IL management.

    Based on a combination of many factors, including the lack of current financial information and IL's continued losses, the Company has determined that its investment has been permanently impaired. As such, the Company valued its investment in IL at $9.5 million as of December 31, 2001. This amount reflects a $9.4 million write-down since December 31, 2000, which has been recorded in Other, net. Although management believes that this investment is realizable, there is a possibility that future events may cause further impairment of this investment.

    5.  Notes Payable and Long-Term Debt

    Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $25.3 million, of which $21.1 million was unused at December 31, 2001. At December 31, 2000 these lines aggregated approximately $25.6 million, of which $19.1 million was unused. The weighted average interest rate on these lines was 5.43% and 7.29% at December 31, 2001 and 2000, respectively. The Company guarantees most of these credit lines.

    The principal components of Long-Term Debt are as follows(in millions):
                                          Year Ended December 31,
                                            2001            2000
    Senior Credit Agreement:
      Term loan                         $   42.5          $  63.0
      Revolving credit facility                -              1.8
    Senior Subordinated Notes              148.7            148.5
    Other debt                               1.6                -
    Capitalized leases                       1.3              1.8
                                        --------          -------
                                           194.1            215.1
    Less current maturities                  5.7             11.7
                                        --------          -------
    Long-Term Debt                      $  188.4          $ 203.4
                                        ========          =======

    In September 1999, the Company entered into a $200.0 million Senior Credit Agreement due in 2004 to finance the acquisition of PSD and certain related assets and to provide funds for working capital needs. The Senior Credit Agreement included a term loan and revolving facility, each in the amount of $100.0 million. The term loan has since been reduced through permanent repayments to $42.5 million.
    1999 debt issue costs related to these financings were $8.6 million.

    The term loan and revolving facility are secured by an interest in the Company's assets through September 2004. Interest on both loans is based upon either the Eurodollar, the Federal Funds effective or corporate based (prime) rate. The term loan interest rate was 3.54% at December 31, 2001. The interest rate on the revolving facility at December 31, 2001 was 5.00%. A commitment fee ranging from .25% to .50% annually is charged on the daily unused portion of the revolving credit facility.

    The Company sold $150.0 million aggregate principal amount of Senior Subordinated Notes due in 2007 under an indenture dated February 17, 2000. The notes were offered at 98.832% of par and pay a fixed rate of interest of 11.625% per year. The notes may be redeemed after February 14, 2004 and before February 15, 2005 in whole or part at a redemption price of 105.813%; for the interim period to February 15, 2006 at 102.906%; thereafter at 100%. The Company's obligations under the notes are not secured and rank junior to all the Company's existing and future senior debt.

    The Senior Credit Agreement (including amendments) and the Senior Subordinated Notes require the Company, among other things, to comply with certain financial ratios and covenants. The Company was in compliance with all financial ratios as of December 31, 2001 and 2000. These agreements also contain certain other restrictions, including limitations on payments of cash dividends, sales of assets, incurrence of indebtedness, the creation of liens, making certain investments and engaging in sale/leaseback transactions.

    Maturities of long-term debt at December 31, 2001, are as follows:
    2002 - $5.7 million; 2003 - $18.6 million; 2004 - $21.1 million;
    2005 - $0; 2006 - $0; thereafter - $148.7 million.

    6.  Income Taxes

    The U.S. and international components of income before taxes are as follows:
                                       Year Ended December 31,
                                     2001       2000        1999
                                            (in millions)

    U.S.                             $ (4.8)   $  6.4     $ 15.2
    International                      69.8      39.0        1.2
                                     ------    ------     ------
    Income before taxes and
    cumulative effect of change
    in accounting principle          $ 65.0    $ 45.4     $ 16.4
                                     ======    ======     ======

    The provision (benefit) for income taxes consists of:

                                       Year Ended December 31,
                                      2001       2000      1999
    Current:                                 (in millions)
      U.S. Federal                   $  2.8     $ (4.6)   $  4.6
      International                    23.7       15.3       8.3
      U.S. State                         .4         .6        .9
                                     ------     ------    ------
                                       26.9       11.3      13.8
    Deferred                           (6.1)       2.3      (9.1)
                                     ------     ------    ------
    Provision for income taxes       $ 20.8     $ 13.6    $  4.7
                                     ======     ======    ======

    The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

                                        Year Ended December 31,
                                     2001       2000        1999

    U.S. statutory tax rate           35%        35%         35%
    State taxes, net of
      federal income tax benefit      (1)         2           2
    Foreign Sales Corporation
      tax benefit                     (4)        (3)        (10)
    Difference between U.S. and
      foreign tax rates (net of
      foreign tax credits)            (5)        (1)         12
    Loss carryforwards utilized       (1)         -          (5)
    Amortization of goodwill           4          1           4
    Foreign losses not benefited       1          4          31
    Increase(decrease) in
      tax reserves                     3         (1)        (40)
    Foreign exchange loss
      recognized                       -         (6)          -
    Other                              -         (1)           -
                                     ---        ---         ---
    Provision for income taxes        32%        30%         29%
                                     ===        ===         ===
    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:
                                           Year Ended December 31,
                                            2001            2000
    Deferred Tax Assets:                        (in millions)
      Reserves for obsolete inventory,
        warranty and bad debts             $  11.7        $ 11.8
      Elimination of intercompany profit       5.8           3.8
      Tax benefit of foreign loss
        carryforwards                          7.1          12.6
      Basis difference in investment           3.1             -
      Other                                   12.6           9.6
                                            ------        ------
                                              40.3          37.8

      Valuation allowance                    (12.8)        (17.0)
                                            ------        ------
      Deferred Tax Assets                   $ 27.5        $ 20.8
                                            ======        ======
    Deferred Tax Liabilities:
      Deferred gain on condemnation         $  3.9        $  3.5
      Depreciation                             2.5           1.3
      Development cost of Hercules
        facility                               1.5           1.5
      Other                                    4.7           2.7
                                            ------        ------
      Deferred Tax Liabilities              $ 12.6        $  9.0
                                            ======        ======

    At December 31, 2001, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $19.9 million. A portion of these loss carryforwards will expire in the following years: 2002 - $0.5 million; and 2005 - $0.3 million. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

    The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2001 was a decrease of $4.2 million, primarily resulting from a utilization of tax loss carryforwards. The net change in 2000 was a decrease of $7.1 million primarily resulting from the utilization of tax loss carryforwards. Utilization of carryforwards acquired as part of the acquisition of PSD which were not valued at the acquisition date adjusted the recorded goodwill by approximately $3.7 million and $5.8 million for 2001 and 2000, respectively.

    Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $79.3 million at December 31, 2001, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

    7.  Stockholders' Equity

    Subsequent Events

    At a special shareholders' meeting held on February 4, 2002, the shareholders voted to reduce the par value of common stock and preferred stock from $1.00 per share to $.0001 per share and to increase the number of authorized shares of capital stock from 23,300,000 to 77,500,000 shares. An adjustment was made in the Company's stockholders' equity section to reflect the reduction of par value by increasing paid-in capital. Class A common shares authorized were increased from 15,000,000 shares to 50,000,000 shares and Class B common shares authorized were increased from 6,000,000 to 20,000,000. Authorized shares of preferred stock were increased from 2,300,000 to 7,500,000.

    On February 6, 2002, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. As a result of the stock split, the accompanying financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these shares from paid-in capital. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

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

    8.  Stock Option and Purchase Plans

    Stock Option Plans

    Bio-Rad maintains incentive and non-qualified stock option plans for officers and certain other key employees. No stock options have been issued to non-employees. Under the Amended 1994 Stock Option Plan (the Plan), the Company may grant options to its employees for up to 3,550,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant, are exercisable on a cumulative basis at a rate not greater than 25% per annum commencing one year after the date of grant. Under an amendment to the Plan effective September 19, 2000, options expire ten years after the grant date with the exception of options granted in 1999 which expire five years after the grant date. Options granted after January 1, 2001 will vest in increments of 20% over a five-year period on the yearly anniversary date of the grant. No options were granted in 2001.

    The Company has made no charge to income with respect to any stock options. At the time options are exercised, the par value of the shares is credited to common stock and the excess is credited to additional paid-in capital. The Company may receive income tax benefits from the exercise of non-qualified stock options and from certain dispositions of stock received by employees under qualified or incentive stock options. The fair value of each option granted since January 1, 1995, was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for grants in 2000 and 1999, respectively: no dividend yield for all periods; weighted average expected lives of 4.1 years in 2000 and
    3.9 in 1999; expected volatility of 30% and 34%; and risk-free interest rates of 6.71% and 4.79% for 2000 and 1999, respectively.

    Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):

                                                                    Year Ended December 31,
                                                   2001                         2000                      1999
                                           Shares         Price          Shares        Price       Shares         Price
        Outstanding at beginning of year  1,921,778      $11.90        1,290,230      $12.09      1,122,094      $11.87

        Granted                                   -           -        1,061,890       11.26        332,160        9.95

        Exercised                          (287,622)      12.81         (130,500)       9.48       (121,828)       4.24

        Forfeited                           (36,385)      10.61         (222,676)      12.31        (39,424)      12.55

        Expired                             (25,070)      13.06          (77,166)       9.11         (2,772)       3.69
                                          ---------                    ---------                  ---------
        Outstanding at end of year        1,572,701      $11.72        1,921,778      $11.90      1,290,230      $12.09
                                          =========                    =========                  =========

        Options exercisable at year-end     672,266      $12.60          544,096      $13.46        561,650      $12.36
                                            =======                      =======                    =======

        Weighted average fair value of
          options granted during the year    $   -                        $3.46                      $3.23
                                             =====                        =====                      =====


        The following summarizes information about stock options outstanding at December 31, 2001:

                                               Options Outstanding                        Options Exercisable

                                Number        Weighted Average                         Number
              Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
           Exercise Prices    at 12/31/01     Contractual Life     Exercise Price   at 12/31/01     Exercise Price

           $ 9.50 - $10.45      220,631         3.77 years            $ 9.79           91,633          $ 9.73
           $10.75 - $10.75      515,856         8.72                   10.75           99,365           10.75
           $11.25 - $11.94      521,852         7.53                   11.69          204,220           11.56
           $12.38 - $17.94      314,362         4.24                   14.71          277,048           14.99
                              ---------                                               -------
                              1,572,701         6.73                   11.72          672,266           12.60
                              =========                                               =======

                                                            18

    Employee Stock Purchase Plan

    Under the Amended and Restated 1988 Employee Stock Purchase Plan (the
    Plan), the Company has authorized the sale of 1,490,000 shares of Class A to eligible employees. The purchase price of the shares under the Plan is the lesser of 85% of the fair market value on the first day of each calendar quarter, or 85% of the fair market value on the last day of each calendar quarter. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 88,982 shares for $1.2 million, 114,202 shares for $1.1 million, and 117,524 shares for $1.1 million to employees in 2001, 2000 and 1999, respectively. At December 31, 2001, 7,545 shares remained authorized under the Plan.

    The fair value of the employees' purchase rights since 1995 was estimated using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 35% to 57%, from 28% to 43% and from 22% to 35%; and risk-free interest rates ranging from 2.36% to 5.68%, from 5.45% to 6.46% and from 4.28% to 4.88%. The weighted average fair value of those purchase rights granted in 2001, 2000 and 1999 was $4.48, $2.55 and $2.37, respectively.

    Pro Forma Disclosures

    If compensation cost for the Company's stock-based compensation plans had been determined based upon the fair value at grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in millions, except per share data):

                                                  Year Ended December 31,
                                                  2001     2000      1999

         Net income             As reported      $44.2    $31.1      $11.7
                                Pro forma        $42.9    $29.9      $10.5

         Diluted earnings per   As reported      $1.74    $1.27      $0.48
           share                Pro forma        $1.69    $1.23      $0.43

    Since employee stock options vest over several years, and additional grants are likely to be made in the future, the disclosures may not be representative of the effects on reported pro forma net income or earnings per share in future years.

    9. Earnings Per Share

    Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 794,000, 146,000 and 110,000 shares, for the years ended December 31, 2001, 2000 and 1999, respectively.

    There were no anti-dilutive shares for 2001. Options to purchase 401,000 and 522,000 shares of common stock were outstanding during 2000 and 1999, respectively, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

    10.  Other Income and Expense

    Other, net includes the following income and (expense) components:

                                               Year Ended December 31,
                                            2001        2000        1999
                                                    (in millions)
    Amortization of goodwill              $  (7.7)    $  (8.1)   $  (3.8)
    Exchange losses                          (2.1)       (0.4)      (0.9)
    Other non-operating litigation
      expenses, net                           2.1        (3.3)       0.1
    Gain on sale of fixed assets                -         5.1          -
    Write-down of investments               (10.9)          -          -
    Loss on sale of spectroscopy
      business                               (4.5)          -          -
    Gain on sale of semiconductor
      business                                  -        16.7          -
    Miscellaneous other items                 0.1        (0.7)       0.7
                                          -------      ------    -------
    Other, net                            $ (23.0)     $  9.3    $  (3.9)
                                          =======      ======    =======

    Non-operating litigation expenses represent net fees incurred and reserves established to defend or negotiate intellectual property issues. Management does not believe that the outcome of these actions will have a material adverse effect on the future results of operations or the financial position of the Company. The Company will continue to incur costs relating to these issues.

    Exchange gains (losses) include premiums and discounts on forward foreign exchange contracts and mark-to-market adjustments on foreign exchange contracts.

    11.  Supplemental Cash Flow Information

    The reconciliation of net income to net cash provided by operating activities is as follows:

                                                      Year Ended December 31,
                                                      2001       2000     1999
                                                            (in millions)
    Net income                                       $ 44.2    $ 31.1    $ 11.7
    Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation                                     32.6      33.7      23.1
      Amortization                                      8.7       9.5       4.4
      Foreign currency hedge transactions, net         (0.4)     (6.1)     (2.4)
      Gains on dispositions of marketable securities   (0.2)     (0.5)     (0.9)
      Increase in accounts receivable, net            (22.6)     (0.3)    (16.1)
      (Increase) decrease in inventories              (14.0)    (18.9)      4.1
      (Increase) decrease in other current assets      (2.8)      0.9       5.6
      Increase (decrease) in accounts payable and
       other current liabilities                       11.7      (0.6)     26.2
      Increase (decrease) in income taxes payable      17.6      (4.6)      4.8
      Increase (decrease) in deferred taxes            (1.7)      3.4     (16.9)
      Gain on sale of semiconductor business
       and fixed assets                                   -     (21.8)        -
      Loss on sale of spectroscopy business and
       write-down of investments                       15.4         -         -
      Other                                            11.0      (1.6)      1.4
                                                     ------    ------    ------
    Net cash provided by operating activities        $ 99.5    $ 24.2    $ 45.0
                                                     ======    ======    ======

    12.  Commitments and Contingent Liabilities

    Rents and Leases

    Net rental expense under operating leases was $15.8 million in 2001, $13.0 million in 2000 and $13.6 million in 1999. Leases are principally for facilities and automobiles.

    Annual future minimum lease payments at December 31, 2001, under operating leases are as follows: 2002 - $12.8 million; 2003 - $8.9 million; 2004 - $6.2 million; 2005 - $4.8 million; 2006 - $3.8 million;
    subsequent to 2006 - $5.7 million.

    Deferred Profit Sharing Retirement Plan

    The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $4.7 million, $4.8 million and $4.0 million in 2001, 2000 and 1999, respectively.

    Foreign Exchange Contracts

    The Company enters into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables. At December 31, 2001, the Company had contracts maturing in January through March 2002 to sell foreign currency with a nominal value of $51.3 million and an unrealized loss of $0.5 million. Contracts to purchase foreign currency had a nominal value of $22.7 million and an unrealized loss of $0.3 million.

    Insurance

    The Company carries a deductible for workers' compensation. Accruals for losses are based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Actual losses could differ from accrued amounts.

    Letters of Credit

    In the ordinary course of business, the Company is at times required to post letters of credit. These letters of credit are required by certain insurance companies to ensure payments of certain charges. The Company was contingently liable for approximately $2.5 million of standby letters of credit with a bank as of December 31, 2001.

    Taxes

    Settlement of open tax years, as well as tax issues in other countries where the Company conducts its businesses, is not expected to have a material effect on the consolidated financial position or liquidity of the Company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

    13. Legal Proceedings

    The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the outcome of these claims, legal actions and complaints will not have a material adverse effect on the future results of operations or the financial position of the Company.

    14.  Segment Information

    Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products and clinical diagnostics products. Bio-Rad has two reportable segments: Life Science and Clinical Diagnostics. These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

    The Life Science segment develops, manufactures, sells and services liquid chromatography, electrophoresis, gene amplification and transformation, imaging and image analysis, nucleic acid sample preparation, industrial microbiology and immunodiagnostics products. These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, food testing laboratories and government and industrial research facilities.

    The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, and insurance and forensic testing laboratories.

    The remainder of the Company's former Analytical Instruments segment is included in other operations. The material product lines of this segment were sold in 2000 and 2001(see Note 3).

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

    Information regarding industry segments at December 31, 2001, 2000 and 1999 and for the years then ended is as follows (in millions):

                                              Life     Clinical      Other
                                             Science  Diagnostics  Operations

    Segment net sales                 2001    $382.2      $417.9       $20.4
                                      2000     267.3       409.0        53.1
                                      1999     238.0       251.8        68.0

    Allocated interest expense        2001    $  9.3      $ 14.3       $ 0.5
                                      2000       9.3        19.4         1.9
                                      1999       3.8         7.8         1.2

    Depreciation and                  2001    $  7.2      $ 26.2       $ 0.4
      amortization                    2000       6.4        25.7         0.9
                                      1999       8.0        15.5         1.3

    Segment profit (loss)             2001    $ 74.2      $ 27.4       $(5.3)
                                      2000      14.1        25.3        (2.4)
                                      1999      16.6        18.7         2.9

    Segment assets                    2001     $194.2      $302.2      $ 3.4
                                      2000      152.2       308.4       14.4
                                      1999      131.7       320.4       35.4

    Capital expenditures              2001     $ 10.0      $ 23.9      $ 0.1
                                      2000        6.8        27.5        0.8
                                      1999       10.7        13.4        1.4

    Inter-segment sales are included in segment net sales. Inter-segment sales are primarily from Life Science to Clinical Diagnostics and are priced to give Life Science a market representative gross margin. This represents the difference between total segment net sales and consolidated net sales. The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters. The following reconciles total segment profit to consolidated income before taxes and cumulative effect of change in accounting principle:

                                                 Year Ended December 31,
                                                2001       2000       1999
                                                      (in millions)

    Total segment profit                       $ 96.3      $37.0      $38.2
    Gross profit on inter-segment sales          (1.4)      (1.8)      (1.2)
    Other, net                                  (23.0)       9.3       (3.9)
    Purchased in-process research
      and development                               -          -      (15.5)
    Net corporate operating, interest
      and other income and expense
      not allocated to segments                  (6.9)       0.9       (1.2)
                                               ------      -----      -----
    Consolidated income before taxes
      and cumulative effect of change
      in accounting principle                  $ 65.0      $45.4      $16.4
                                               ======      =====      =====

    The following reconciles total segment assets to consolidated total assets:

                                                       December 31,
                                                2001       2000       1999
                                                      (in millions)

    Total segment assets                       $499.8     $475.0     $487.5
    Cash and other current assets                97.2       54.9       58.5
    Net property, plant and equipment
      excluding segment specific
      gross machinery and equipment             (33.3)     (41.2)     (41.4)
    Goodwill                                     75.9       91.0      105.4
    Other long-term assets                       44.4       66.6       58.9
                                               ------     ------     ------
    Total assets                               $684.0     $646.3     $668.9
                                               ======     ======     ======

    The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service:

                                                    Year Ended December 31,
                                                2001        2000      1999
                                                       (in millions)

    Europe                                     $341.7     $275.1     $189.0
    Pacific Rim                                 127.5      128.3      110.7
    United States                               296.9      274.5      231.7
    Other (primarily Canada and Latin America)   51.4       48.0       24.0
                                               ------     ------     ------
    Total net sales                            $817.5     $725.9     $555.4
                                               ======     ======     ======
    The following presents long-lived assets by geographic area based upon the location of the asset:

                                                 Year Ended December 31,
                                                2001       2000       1999
                                                       (in millions)

    Europe                                     $ 25.3     $ 26.7     $ 34.1
    Pacific Rim                                   6.4        6.5        6.9
    United States                               217.0      239.8      247.3
    Other(primarily Canada and Latin America)     4.5        3.6        1.8
                                               ------     ------     ------
    Total long-lived assets                    $253.2     $276.6     $290.1
                                               ======     ======     ======

    15.  Quarterly Financial Data - (unaudited)

    Summarized quarterly financial data for 2001 and 2000 are as follows (in millions, except per share data):

                                      First      Second       Third    Fourth
                                     Quarter     Quarter     Quarter   Quarter
       2001
    Net sales                         $202.7      $195.3      $186.1    $233.4
    Gross profit                       111.4       109.7       106.2     133.9
    Net income                           8.6        11.6         7.0      17.0
    Basic earnings per share           $0.35       $0.47       $0.29     $0.69
    Diluted earnings per share         $0.34       $0.46       $0.28     $0.66

       2000
    Net sales                         $185.5      $186.8      $175.8    $177.8
    Gross profit                        98.7        99.6        91.7      92.5
    Net income                           2.9         5.1        13.9       9.2
    Basic earnings per share           $0.12       $0.21       $0.57     $0.37
    Diluted earnings per share         $0.12       $0.21       $0.57     $0.37

    16.  Information Concerning Common Stock - (unaudited)

    The Company's Class A and Class B Common Stock are listed on the American Stock Exchange with the symbols BIO and BIO.B, respectively. The following sets forth, for the periods indicated, the high and low prices for the Company's Class A and Class B Common Stock.

                                    Class A                Class B
                              High           Low       High      Low
         2001
    First Quarter            21.00          14.88      20.25     15.00
    Second Quarter           25.65          17.05      24.75     19.75
    Third Quarter            28.88          21.00      27.00     22.50
    Fourth Quarter           33.00          22.85      32.50     22.50

         2000
    First Quarter            16.50          10.63      16.63     11.32
    Second Quarter           13.63          10.50      14.13     10.75
    Third Quarter            12.50          10.50      12.13     10.75
    Fourth Quarter           17.00          11.10      16.75     11.94

    On March 8, 2002 the Company had 975 holders of record of Class A Common Stock and 222 holders of record of Class B Common Stock. Bio-Rad has never paid a cash dividend and has no present plans to pay cash dividends.

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

          To the Stockholders and Board of Directors of Bio-Rad Laboratories, Inc.:

          We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.







                                                      ARTHUR ANDERSEN LLP




          San Francisco, California
          February 4, 2002, except for Note 7,
          as to which the date is February 6, 2002

    Bio-Rad Laboratories, Inc.

    Management's Discussion and Analysis
    ______________________________________________________________________
                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                       OF OPERATIONS AND FINANCIAL CONDITION

    This discussion should be read in conjunction with the information contained in the Company's Consolidated Financial Statements and the accompanying notes which are an integral part of the statements. References are to the Notes to Consolidated Financial Statements.

    Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. We have based these forward looking statements on our current expectations and projections about future events. However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

    The following shows operating income and expense items as a percentage of net sales:
                                             Year Ended December 31,
                                              2001    2000    1999
    Net sales                                100.0   100.0   100.0
      Cost of goods sold                      43.6    47.3    46.0
    Gross profit                              56.4    52.7    54.0
      Selling, general and
        administrative expense                33.3    34.1    36.0
      Product research and
        development expense                    9.4     9.4     9.2
      Purchased in-process
        research and development                 -       -     2.8
                                             -----   -----   -----
    Income from operations                    13.7     9.2     6.0
                                             =====   =====   =====
    Net income                                 5.4     4.3     2.1
                                             =====   =====   =====

    Results in 2001 include a full year's sales of a significant new product, the BSE (Bovine Spongiform Encepthalophy) test in the Life Science segment and the divestiture in October 2001 of the last material product line of the Company's former Analytical Instruments segment, the spectroscopy business (see Note 3).

    Critical Accounting Policies and Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an on-going basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

    In December 2001, the Securities and Exchange Commission (SEC) gave cautionary advice to all registrants to list their three to five most "critical accounting policies" in the Management Discussion and Analysis section. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company has identified the following accounting principles as the most critical for our financial disclosure:

    Accounting for Income Taxes. As part of the process of preparing Bio-Rad's consolidated financial statements management is required to estimate the Company's income taxes in each of the jurisdictions in which the Company operates. This process involves estimating Bio-Rad's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent management establishes a valuation allowance or increases this allowance in a period, an expense within the tax provision in the statement of operations must be included.

    Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a valuation allowance of $12.8 million as of December 31, 2001, due to uncertainties related to the Company's ability to utilize some of the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on management's estimates of taxable income by jurisdiction in which Bio-Rad operates and the period over which the deferred tax assets will be
    recoverable.   In the event that actual results differ from these estimates or these estimates are adjusted in future periods an additional valuation allowance may need to be established which could materially impact

    Bio-Rad's financial position and results of operations.

    Valuation of Long-lived and Intangible Assets and Goodwill. The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

    - significant under-performance relative to expected historical or projected future operating results;
    - significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business;
    - significant negative industry or economic trends.

    When the Company determines that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in Bio-Rad's current business model.

    In 2002, Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets" (SFAS 142) became effective and as a result, the Company will cease to amortize approximately $75.9 million of goodwill.
    The Company had recorded approximately $7.7 million of amortization on these amounts during 2001. In lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The Company expects to complete the initial review during the second quarter of 2002.

    Bio-Rad currently does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

    Valuation of Inventories.   The Company values inventory at the lower of
    the actual cost to purchase and/or manufacture the inventory or the current estimated market value to the inventory. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months. In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the

    Company may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

    Corporate Results -- Sales, Margins and Expenses

    Bio-Rad net sales for the year 2001 reached $817.5 million, an increase of 13% over the prior period. The year 2001 benefited from sales of the Company's BSE test which had negligible sales in the year 2000. Divestitures in the Analytical Instruments and Diagnostics segments along with a strengthening U.S. Dollar had the effect of lowering the Company's overall sales growth on a comparative basis. Adjusting for divestitures and the impact of currency, the growth in sales for the year 2001 was 25%.

    The Life Science segment had sales growth of 43% which includes sales of the BSE test and the negative impact of a strengthening dollar on international sales. Adjusting for currency and the industrial technology product line (BSE), the core Life Science products segment had real growth in the range of 15% to 20%. Product offerings with major contributions were proteomics and amplification equipment and reagents. The Diagnostics segment had growth of 2% before adjusting for divestitures and the negative impact from a strengthening dollar. After adjustment for these two factors, the Diagnostics segment had adjusted growth of 10%. Product lines demonstrating the most growth were the quality controls business, blood virus and diabetes monitoring.

    Bio-Rad's net sales for 2000 were $725.9 million, an increase of 30.7% over the prior year. The year 2000 benefited from the inclusion of twelve months sales of PSD versus 1999 which included sales for the fourth quarter only. The year 2000 was negatively impacted by a strengthening U.S. Dollar, the divestiture of the semiconductor product line and cessation of a distribution agreement. Adjusting for the above significant items, sales growth would have been 8.4% using the 1999 pro-forma/acquisition sales of $727.9 million.

    The Life Science segment in 2000 had growth of 17.9% adjusted for currency. The increase reflects increases in the sales of laboratory devices and consumables. The Diagnostics segment had growth of 5.4% adjusted for currency, the acquisition of PSD and product line divestitures. Product lines contributing to this growth were Bio-Rad's quality control business, genetic tests and improved penetration for the PSD product line in North America and Asia. Analytical Instrument sales decreased because of the divestiture of the semiconductor business as well as a decline in sales of the Company's spectroscopy product lines.

    Consolidated gross margins in 2001 were 56.4%, an improvement over 2000 reflecting several favorable factors. Life Science margins improved as a result of an improved sales mix in favor of reagents whose margins are generally higher than that of the apparatus and equipment and favorable manufacturing overhead absorption from increased manufacturing activity without an equivalent increase in fixed factory spending. Diagnostics margins improved due to lower royalty costs on manufactured products, improved manufacturing efficiencies in France (where production facilities are shared with Life Science), the settlement of a royalty dispute providing a one-time increase in royalty income, and overall lower manufacturing costs in the quality control product lines. The positive results noted above were partially offset by the negative impact of a strengthening dollar on U.S. manufactured products sold into international markets.

    Consolidated gross margins in 2000 were 52.7% compared to 54.0% for the year 1999. The inclusion of a full year's operations of the PSD product lines reduced the Company's margins as these products have overall lower margins than the Company's other Diagnostics products. Excluding the PSD products, the remaining Diagnostics products had a decline of 1% on higher manufacturing and service costs. The Life Science segment had no change in gross margin as favorable manufacturing overhead absorption was offset by the negative impact from declining margins on international sales.

    Consolidated selling, general and administrative (SG&A) expense declined to 33.3% of sales in 2001 from 34.1% in the prior year. Spending increased in absolute dollars in each segment except Analytical Instruments. Life Science expenditures represent additions to sales and marketing headcount, increased customer support services and a continuing investment in e-commerce. Diagnostics expenditures focused on organizational changes and realigning the business after the acquisition of PSD as well as some strategic marketing initiatives in support of new product development. General and administrative expenses increased throughout the Company as internationally the Company replaced distributors with locally owned affiliates and expanded infrastructure to support a wider presence. The Company has increased its communication and information technology capabilities at higher operating and depreciation cost as new systems come on line replacing inadequate legacy systems.

    SG&A decreased to 34.1% of sales from 36.0%, for the year 2000. Both the Life Science and Diagnostics segments grew SG&A expense at a rate lower than sales growth in the year 2000. The Company made the efficient use of SG&A expense a priority after the PSD acquisition. The Company implemented Financial Accounting Standards Board Emerging Issues Task Force, Issue 00-10 related to standardizing the method for recording shipping and handling charges billed separately to customers. All periods presented have been adjusted to consistently apply the gross method. There is no impact on either income from operations or net income in any period presented, only increased sales and an equivalent increase in selling expense.

    Product research and development expense (R&D) in 2001 increased by 12% or $8.4 million. As a percentage of sales, R&D expense was 9.4%, the same percentage as in 2000. Life Science increased both the breadth of projects and the spending rate to accelerate the development of new products and applications for proteomic and genomic researchers, pharmaceutical discovery, and food testing markets. Diagnostics expenditures increased on a significant project which will require a substantial allocation of R&D funds through 2003. Other areas of emphasis are blood screening and expanding the available products in the quality control product line.

    Product R&D expense in 2000 increased by 33.1% or $16.9 million, which includes a full year's expense associated with the acquired PSD business. As a percentage of sales R&D expense rose to 9.4% of sales from 9.2% in the prior year as both the Life Science and Diagnostics segments have large long-term projects and current opportunities including improvements to the existing industrial diagnostic testing product line related to the increased demand for BSE tests.

    Corporate Results -- Non-Operating Items

    Interest expense decreased by $6.5 million for the year 2001 as the Company repaid debt and benefited from overall lower average borrowing costs on its variable rate debt. Interest expense as a percentage of sales represents 2.9% and 4.2% for the years 2001 and 2000, respectively. Net other income and expense for 2001 (see Note 10) includes a non-cash write-down of an investment in a closely held foreign company and other investees, goodwill amortization, income related to a legal dispute previously provided for that was unnecessary upon settlement with the other party, other non-operating legal costs, and a non-cash loss on the disposition of the spectroscopy equipment business (see Note 3).

    Net other income and expense for the year 2000 includes a gain on the sale of the semiconductor manufacturing and test equipment business, non-operating legal costs, and settlement costs related to cancelling a financing arrangement. All years include exchange gains and losses from non-speculative forward foreign exchange contracts which hedge the exposure of intercompany receivables and payables. The exchange gain or loss results from the estimating inherent in projecting intercompany balances and transaction costs.

    Bio-Rad's consolidated effective tax rate was 32%, 30% and 29% in 2001, 2000 and 1999, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. The effective tax rate rose in 2001 as a result of an increase in tax reserves (see Note 6).

    Financial Condition

    As a result of the debt service obligations undertaken related to the acquisition of PSD, the Company has a risk of limited liquidity and capital resources. The Company has reduced its debt to equity ratio from 119% at December 31, 1999 to 70% at December 31, 2001.

    The Company has a Senior Credit Facility of $142.5 million consisting of a $100.0 million revolving facility and a $42.5 million term loan (reduced from an initial $100.0 million), allowing for borrowings on a secured basis to September 2004. In February 2000, the Company completed the sale of

    $150.0 million aggregate principal amount of Senior Subordinated Notes due 2007. These notes may be redeemed after February 14, 2004 and before February 15, 2005 in whole or part at a redemption price of 105.813%; for the interim period to February 15, 2006 at 102.906%; thereafter at 100%.

    The lenders have placed restrictions on the Company's ability to: borrow further, service this and other debt, make expenditures for capital improvements, pay dividends, repurchase the Company's own stock and/or make strategic and tactical investments in support of operating the business. The Company is also required to comply with certain financial ratios.

    At December 31, 2001, the Company had available $47.1 million in cash and cash equivalents, $21.1 million under its international lines of credit, and $100.0 million under its principal revolving credit agreement (see Note
    5). Management believes that this availability, together with cash flow from operations, will be adequate to meet the Company's current objectives for operations, including research and development and any necessary investments in facilities and equipment.

    Net cash provided by operations was $99.5 million, $24.2 million and $45.0 million in 2001, 2000 and 1999, respectively. The largest contributing factors to the improvement in net cash provided are the Company's 2001 sales growth and overall lower spending (as a percentage of sales) for manufacturing and SG&A.

    Consolidated net accounts receivable increased $12.2 million in 2001 when compared to 2000. This increase is attributable to increased sales. Net receivable days outstanding declined as the geographic sales mix had higher sales in Europe and the United States who generally require less financing than other regions. Also, credit and collection policies have been more fully integrated from 2000 after the PSD acquisition. Bio-Rad's management regularly reviews the allowance for uncollectible receivables and believes net receivables are fully realizable.

    For the year ended December 31, 2001, consolidated inventories rose $6.7 million to $139.2 million. The Life Science segment had inventory increases in line with sales activity. The component of inventory at international locations declined as weakened local currencies caused the value of foreign manufactured goods to decline in U.S. dollar terms. Management regularly reviews the impact of obsolescence on current inventory caused by the introduction of new products. Management will continue its focus on inventory control to moderate capital requirements.

    A valuation reserve is necessary for deferred tax assets (see Note 6) primarily because realization of tax benefits attributable to foreign loss carryforwards is uncertain.

    Net capital expenditures in 2001 totaled $43.2 million compared to $31.4 million and $27.3 million in 2000 and 1999, respectively. The Company is currently reviewing plans to either build or lease additional facilities at or near its Northern California headquarters. Should the Company decide to build on its own property, the capital requirement necessary is in the range of $30-$40 million dollars and is in addition to annual requirements for manufacturing equipment, reagent rental equipment and information technology improvements. Expenditures in all years include clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. Management regularly approves capital spending in the normal course of business.

    The Company continues to review possible acquisitions to expand both its Life Science and Diagnostics segments. The Company routinely meets with the principals or brokers of the subject companies. Currently no discussions involving a material acquisition have progressed beyond the most initial phases. Should the Company make a material acquisition it would most likely require an increase in borrowed funds, further increasing its financial leverage.

    On February 4, 2002 at a special meeting of the Company's shareholders, a resolution to increase the number of authorized Class A and Class B common shares to 50,000,000 and 20,000,000, respectively and a resolution to reduce the par value of common and preferred stock from $1.00 to $0.0001 were adopted along with several other technical provisions which will update and streamline the Company's charter. On February 6, 2002, at its regular meeting the Board of Directors approved a two-for-one stock split to be effected in the form of a 100% dividend, for holders of record on February 25, 2002. Retroactive adjustments have been made as appropriate to common stock and per share amounts for all years presented.

    Through December 31, 2001, the Company has cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million. The Company's credit agreements restrict the Company's ability to repurchase its own stock. Share repurchases made during 2001 amounted to $0.3 million. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

    Euro - A New European Currency

    On January 1, 2002, the Euro became the common currency in participating countries of the European Union.

    This has business implications including the need to adjust internal systems to accommodate the Euro and cross-border price transparency. A group of Corporate and European managers have been assigned to monitor the changes required to continue to do business in the European Union. The Company does not expect the changes to have a material impact on operations, financial position or liquidity. There will be increased competitive pressures, and marketing strategies will need to be continuously evaluated. As a result of competitive forces and emerging government regulations, the Company cannot guarantee that all problems will be foreseen and remediated, and that no material disruption will occur.

    Financial Risk Management

    Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and, on occasion, interest rates. No derivative financial instruments are entered into for the purpose of speculating or trading. Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure. In most cases, derivative investments do not qualify for hedge accounting treatment under Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities". Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be included in reported earnings.

    Bio-Rad operates and conducts business in many countries and is exposed to
    movements in foreign currency exchange rates.   Additionally, Bio-Rad's
    consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. Dollar. Foreign currency exposures are managed on a centralized basis by the Company's Treasury Department. This allows for the netting of natural offsets and lowers transaction costs and exposures. Bio-Rad currently makes more than 50% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another.

    Bio-Rad typically enters into forward exchange contracts to sell its foreign currency. Contracts are entered into typically for 30 to 60 days, primarily in British Sterling, Japanese Yen and the Euro or related currencies. The costs are recognized in income monthly and generally are the reciprocal of the change in underlying assets. Bio-Rad does not hold any derivative contracts that hedge its foreign currency denominated net asset exposures.

    Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. As of December 31, 2001, the Company's market risk was not significant.

    The Company's long-term debt consists mostly of fixed rate instruments in order to minimize earnings volatility related to interest expense. While the Company has used derivative instruments in the past, it did not hold any interest rate derivative contracts at December 31, 2001. The current strategy is to manage interest costs using a mix of fixed and variable debt.

    New Financial Accounting Standards

    In June 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead be reviewed annually for impairment using a fair-value based approach. Intangible assets that have a finite life will continue to be amortized over their respective estimated useful lives. The Company will adopt provisions of SFAS 142 beginning January 1, 2002. Amortization expense for fiscal year 2001, 2000 and 1999 was $7.7 million, $8.1 million and $3.8 million, respectively. The Company is currently implementing the transition and annual procedures called for in SFAS 142. An impairment greater than prior years' goodwill amortization is not anticipated based on the limited review completed to date.