Form 10-K, Exhibit 13
period 2002-12-31
BIO RAD LABORATORIES INC
filed 2003-03-26
CIK 12208

Bio-Rad Laboratories, Inc.

   SUMMARY OF OPERATIONS AND SELECTED FINANCIAL DATA (in thousands, except per share data)
   _______________________________________________________________________________________________________________
                                                                        Year Ended December 31,
                                                         2002        2001        2000        1999        1998
   Net sales                                           $892,720    $817,509    $725,884    $555,399    $447,863

     Cost of goods sold                                 383,235     362,140     348,450     259,573     206,796
                                                        -------     -------     -------     -------     -------
   Gross profit                                         509,485     455,369     377,434     295,826     241,067
   Selling, general and administrative expense          289,175     264,745     245,866     195,944     168,424
   Product research and development expense              82,935      76,543      68,140      66,710      41,381
   Goodwill amortization                                      -       7,746       8,109       3,813       2,068
   Loss (gain) on divestitures                                -       5,150     (21,845)          -           -
   Interest expense                                      28,207      24,088      30,612      12,741       3,731
   Foreign exchange losses (gains)                        5,441       2,097         420         886         (22)
   Other, net                                              (678)     10,031         689        (684)     (8,743)
   Income before taxes and cumulative effect            -------     -------     -------     -------     -------
     of change in accounting principle                  104,405      64,969      45,443      16,416      34,228
     Provision for income taxes                         (36,542)    (20,790)    (13,633)     (4,695)     (9,926)
                                                        -------     -------     -------     -------     -------
   Income before cumulative effect
     of change in accounting principle                   67,863      44,179      31,810      11,721      24,302
     Cumulative effect of change in
       accounting principle (1)                               -           -        (710)          -           -
                                                        -------     -------     -------     -------     -------
   Net income                                          $ 67,863    $ 44,179    $ 31,100    $ 11,721    $ 24,302
                                                        =======     =======     =======     =======     =======
   Basic earnings per share before cumulative effect
    of change in accounting principle (2)                 $2.70       $1.79       $1.30       $0.48       $0.99
     Cumulative effect of change in accounting
      principle (1) (2)                                       -           -       (0.03)          -           -
                                                        -------     -------     -------     -------     -------
   Basic earnings per share (2)                           $2.70       $1.79       $1.27       $0.48       $0.99
                                                        =======     =======     =======     =======     =======
   Diluted earnings per share before cumulative effect
    of change in accounting principle (2)                 $2.61       $1.74       $1.30       $0.48       $0.99
     Cumulative effect of change in accounting
      principle (1) (2)                                       -           -       (0.03)          -           -
                                                        -------     -------     -------     -------     -------
   Diluted earnings per share (2)                         $2.61       $1.74       $1.27       $0.48       $0.99
                                                        =======     =======     =======     =======     =======
   Cash dividends paid per common share                       -           -           -           -           -
   Total assets                                        $720,703    $684,028    $646,278    $668,862    $367,299
   Long-term debt, net of current maturities           $105,768    $188,423    $203,360    $239,211    $ 42,339
   _______________________________________________________________________________________________________________

   (1) Cummulative effect of accounting change per SEC Staff Accounting Bulletin 101, on Revenue Recognition.
   (2) Restated to give effect to a stock split in the form of a 100% stock dividend in 2002.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets

   (in thousands)

   ________________________________________________________________________________________
                                                                    December 31,
   Assets                                                       2002             2001
   Current Assets:                                           <c>              <c>
     Cash and cash equivalents                               $ 27,733         $ 47,129
     Accounts receivable, less allowance of $12,122
        in 2002 and $11,509 in 2001                           212,282          194,400

     Inventories, net:
       Raw materials                                           40,559           33,488
       Work in process                                         30,790           28,715
       Finished goods                                          95,023           76,976
                                                              -------          -------
         Total inventories                                    166,372          139,179

   Deferred tax assets                                         37,052           27,537
   Prepaid expenses and other current assets                   22,357           22,583
                                                              -------          -------
         Total current assets                                 465,796          430,828

   Property, Plant and Equipment:
     Land and improvements                                      9,572            9,658
     Buildings and leasehold improvements                      80,531           75,231
     Equipment                                                239,404          191,284
                                                              -------          -------
         Total property, plant and equipment                  329,507          276,173
     Accumulated depreciation                                (187,272)        (143,199)
                                                              -------          -------
         Net property, plant and equipment                    142,235          132,974

   Goodwill, net of accumulated amortization of
      $21,736 in 2002 and $21,736 in 2001                      69,519           77,703
   Other Assets                                                43,153           42,523
                                                              -------          -------
   Total Assets                                              $720,703         $684,028
                                                              =======          =======
   ________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Balance Sheets (in thousands, except share data)

   __________________________________________________________________________________________
                                                                          December 31,
   Liabilities and Stockholders' Equity                                2002          2001
   Current Liabilities:
     Accounts payable                                                $ 75,233      $ 64,903
     Accrued payroll and employee benefits                             72,213        58,434
     Notes payable                                                      6,726         4,211
     Current maturities of long-term debt                                 760         5,720
     Sales, income and other taxes payable                             17,019        18,633
     Other current liabilities                                         50,058        47,205
                                                                      -------       -------
          Total current liabilities                                   222,009       199,106

   Long-Term Debt, net of current maturities                          105,768       188,423
   Deferred Tax Liabilities                                             9,839        12,622
                                                                      -------       -------
          Total liabilities                                           337,616       400,151
                                                                      -------       -------
   Commitments and Contingent Liabilities                                   -             -

   Stockholders' Equity:
     Preferred stock, $0.0001 par value, 7,500,000 shares authorized;
       none outstanding                                                     -             -
     Class A common stock, $0.0001 par value, 50,000,000 shares authorized; outstanding 2002 - 20,402,462;
       2001 - 20,166,636                                                    2             2
     Class B common stock, $0.0001 par value, 20,000,000 shares authorized; outstanding 2002 - 4,846,942;
       2001 - 4,826,562                                                     1             -
     Additional paid-in capital                                        36,141        32,171
     Class A treasury stock, zero shares in 2002 and
       161,336 shares in 2001 at cost                                       -        (1,863)
     Retained earnings                                                344,841       276,554
     Accumulated other comprehensive income (loss):
       Currency translation and other                                   2,102       (22,987)
                                                                      -------       -------
          Total stockholders' equity                                  383,087       283,877
                                                                      -------       -------
   Total Liabilities and Stockholders' Equity                        $720,703      $684,028
                                                                      =======       =======
   __________________________________________________________________________________________
   The accompanying notes are an integral part of these statements.


   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Income (in thousands, except per share data)
   ______________________________________________________________________________________________________________________
                                                                                     Year Ended December 31,
                                                                           2002               2001                2000
   Net sales                                                             $892,720           $817,509            $725,884
     Cost of goods sold                                                   383,235            362,140             348,450
                                                                          -------            -------             -------
   Gross profit                                                           509,485            455,369             377,434
   Selling, general and administrative expense                            289,175            264,745             245,866
   Product research and development expense                                82,935             76,543              68,140
   Goodwill amortization                                                        -              7,746               8,109
   Loss (gain) on divestitures                                                  -              5,150             (21,845)
   Interest expense                                                        28,207             24,088              30,612
   Foreign exchange losses                                                  5,441              2,097                 420
   Other, net                                                                (678)            10,031                 689
                                                                          -------            -------             -------
   Income before taxes and cumulative effect of change
    in accounting principle                                               104,405             64,969              45,443
     Provision for income taxes                                           (36,542)           (20,790)            (13,633)
                                                                          -------            -------             -------
   Income before cumulative effect of change in
    accounting principle                                                   67,863             44,179              31,810

   Cumulative effect of accounting change,
    net of taxes of $515 (see Note 1)                                           -                  -                (710)
                                                                          -------            -------             -------
   Net income                                                            $ 67,863           $ 44,179            $ 31,100
   Basic earnings per share:                                              =======            =======             =======

     Income before cumulative effect of change in
      accounting principle                                                  $2.70              $1.79               $1.30
     Cumulative effect of accounting change                                     -                  -               (0.03)
                                                                          -------            -------             -------
     Net income                                                             $2.70              $1.79               $1.27
                                                                          =======            =======             =======
     Weighted average common shares                                        25,104             24,648              24,422
                                                                          =======            =======             =======
   Diluted earnings per share:

     Income before cumulative effect of change in
      accounting principle                                                  $2.61             $1.74                $1.30
     Cumulative effect of accounting change                                     -                 -                (0.03)
                                                                          -------           -------              -------
     Net income                                                             $2.61             $1.74                $1.27
                                                                          =======            =======             =======
     Weighted average common shares                                        26,021            25,442               24,568
                                                                          =======            =======             =======
   _______________________________________________________________________________________________________________________
   The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.
   Consolidated Statements of Cash Flows (in thousands)

   ________________________________________________________________________________________________________
                                                                          Year Ended December 31,
                                                                       2002         2001        2000
   Cash flows from operating activities:                             <c>         <c>         <c>
        Cash received from customers                                 $885,835    $787,179    $707,046
        Cash paid to suppliers and employees                         (711,341)   (665,572)   (636,054)
        Interest paid                                                 (25,832)    (22,064)    (23,873)
        Income tax payments                                           (43,939)     (5,296)    (12,294)
        Miscellaneous receipts (payments)                                 112       5,248     (10,578)
                                                                      -------     -------     -------
        Net cash provided by operating activities                     104,835      99,495      24,247

   Cash flows from investing activities:
        Capital expenditures, net                                     (42,224)    (43,228)    (31,406)
        Payments for acquisitions                                      (8,568)     (4,650)          -
        Proceeds from divestitures                                          -           -      34,118
        Purchases of marketable securities and investments             (1,887)       (567)       (326)
        Sales of marketable securities and investments                    493         497         795
        Foreign currency hedges, net                                   (2,270)        410       6,115
                                                                      -------     -------     -------
        Net cash provided by (used in) investing activities           (54,456)    (47,538)      9,296

   Cash flows from financing activities:
        Net borrowings (payments) on notes payable                      5,031      (1,884)     (4,325)
        Long-term borrowings                                           44,025      74,250     438,487
        Payments on long-term debt                                   (133,517)    (97,209)   (473,278)
        Arrangement and other fees for
          long-term acquisition financing                                   -           -      (4,500)
        Proceeds from issuance of common stock                          3,970         575         305
        Purchase of treasury stock                                          -        (261)       (378)
        Reissuance of treasury stock                                    2,287       4,367       2,083
                                                                      -------     -------     -------
        Net cash used in financing activities                         (78,204)    (20,162)    (41,606)


   Effect of exchange rate changes on cash                              8,429       1,380       4,930
                                                                      -------     -------     -------
   Net increase (decrease) in cash and cash equivalents               (19,396)     33,175      (3,133)

   Cash and cash equivalents at beginning of year                      47,129      13,954      17,087
                                                                      -------     -------     -------
   Cash and cash equivalents at end of year                          $ 27,733    $ 47,129    $ 13,954
                                                                      =======     =======     =======
   ________________________________________________________________________________________________________

   The accompanying notes are an integral part of these statements.

     Bio-Rad Laboratories, Inc.
     Consolidated Statements of Changes in Stockholders' Equity
     (in thousands)
     ______________________________________________________________________
                                                Year Ended December 31,
                                              2002        2001       2000

     Common Stock, $0.0001 par value:
       Balance at beginning of year         $     2    $      2   $      2
       Issuance of common stock                   1           -          -
       Balance at end of year                     3           2          2

     Additional Paid-In Capital:
       Balance at beginning of year          32,171      31,596     31,291
       Issuance of common stock               3,970         575        305
       Balance at end of year                36,141      32,171      31,596

     Treasury Stock:
       Balance at beginning of year          (1,863)     (5,415)    (7,392)
       Purchase of treasury stock                 -        (261)      (378)
       Reissuance of treasury stock           1,863       3,813      2,355
       Balance at end of year                     -      (1,863)    (5,415)

     Retained Earnings:
       Balance at beginning of year         276,554     231,821    200,993
       Net income                            67,863      44,179     31,100
       Reissuance of treasury stock at
         more than (less than) cost             424         554       (272)
       Balance at end of year               344,841     276,554    231,821

     Accumulated Other
      Comprehensive Income (Loss):
       Balance at beginning of year         (22,987)    (13,386)    (4,780)
       Other comprehensive income (loss)     25,089      (9,601)    (8,606)
       Balance at end of year                 2,102     (22,987)   (13,386)
                                           ________    ________   ________
     Total Stockholders' Equity            $383,087    $283,877   $244,618
                                           ========    ========   ========

     Comprehensive Income, net of tax:
       Net income                          $ 67,863    $ 44,179   $ 31,100
       Currency translation adjustments      25,241      (9,458)    (8,804)
       Net unrealized holding gains(losses)     (59)        (12)       533
       Reclassification adjustments for
         gains included in net income           (93)       (131)      (335)
                                           --------    --------   --------
     Total Comprehensive Income            $ 92,952    $ 34,578   $ 22,494
                                           ========    ========   ========
     _________________________________________________________________________

     The accompanying notes are an integral part of these statements.

   Bio-Rad Laboratories, Inc.

   Notes to Consolidated Financial Statements
   ________________________________________________________________

   1.  Significant Accounting Policies

   Basis of Presentation

   The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries (Bio-Rad or the Company) after elimination of intercompany balances and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Reclassifications

   Beginning January 1, 2002, the Company has classified freight costs related to shipping and handling as part of cost of goods sold rather than in selling, general and administrative expense as allowed by Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." Prior period shipping costs have been reclassified to conform to the current year presentation. See "Shipping and Handling".

   The Company has changed the presentation of the income statement to eliminate the subtotal "Income from Operations" and provide further clarification of items previously grouped in "Other, net."

   Certain other items have been reclassified to conform to the current year-end presentation.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less which are readily convertible into cash. Cash equivalents are stated at cost, which approximates fair market value.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are placed with major financial institutions. The Company performs credit evaluation procedures and with the exception of certain developing countries, generally does not require collateral. As a result of increased risk in these countries, some Bio-Rad sales are subject to collateral letters of credit. Credit risk is limited due to the large number of customers and their dispersion across many geographic areas. However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community. The Company does not currently anticipate a credit risk associated with these receivables.

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

   Goodwill

   Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and through December 31, 2001 has been amortized on a straight-line basis over the estimated future periods to be benefited, typically ten to fifteen years. Beginning January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which provides that goodwill is no longer subject to amortization over its useful life. Goodwill is assessed annually for impairment applying a fair-value based test or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 5).

   Income Taxes

   The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities (see Note 7).

   Revenue Recognition

   Bio-Rad recognizes revenues when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time product is shipped.

   During the fourth quarter of 2000, the Company changed its revenue recognition policies with regard to certain complex instruments sold within the Life Science segment that require installation at the customer site and customer acceptance to comply with guidelines outlined by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101. The effects of the change in revenue recognition policies, as of January 1, 2000, are reported as the cumulative effect of an accounting change in the fourth quarter of 2000 amounting to $0.7 million. This change did not have a significant effect on previously reported quarterly or prior years' income.

   Shipping and Handling

   Pursuant to Financial Accounting Standards Board (FASB) Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company classifies all freight billed to customers as net sales. Related freight costs are included in cost of goods sold.

   Sales Returns and Warranty

   At the time the related revenue is recognized, a provision is recognized for estimated product returns.

   The Company warrants certain equipment against defects in design, materials and workmanship, generally for one year. Upon shipment of that equipment, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty.

   Components of the warranty accrual, included in Other current liabilities, were as follows (in millions):

         January 1, 2002                        $ 6.1
          Provision for warranty                  9.0
          Actual warranty costs                  (8.0)
                                                 ----
         December 31, 2002                      $ 7.1
                                                 ====
   Research and Development

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

   Forward Exchange Contracts

   As part of distributing its products, the Company regularly enters into intercompany transactions. The Company enters into forward foreign exchange contracts to hedge against future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables. The Company does not use derivative financial instruments for speculative or trading purposes. In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," the Company does not seek hedge accounting treatment for these contracts. As a result, these contracts, generally with maturity dates of 90 days or less and related primarily to currencies of industrial countries, are marked to market at each balance sheet date. Exchange gains and losses on these contracts are net of premiums and discounts. The resulting gains or losses offset exchange losses or gains on the related receivables and payables.
   The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

   Stock Compensation Plans

   At December 31, 2002, the Company has stock-based employee compensation plans which are described more fully in Note 9. The Company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

   Had compensation cost for stock option grants been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and earnings per share would have been as follows (in millions, except per share data):

                                         Year Ended December 31,
                                      2002        2001         2000

   Net income, as reported          $ 67.9      $ 44.2       $ 31.1
   Deduct: Total stock-based
    employee compensation expense
    determined under fair value
    methods for all awards, net
    of related tax effects            (1.8)       (1.3)        (1.2)
                                     -----       -----        -----
   Pro forma net income             $ 66.1      $ 42.9       $ 29.9
                                     =====       =====        =====
   Earnings per share:
      Basic-as reported             $ 2.70      $ 1.79       $ 1.27
      Basic-pro forma               $ 2.63      $ 1.74       $ 1.22

      Diluted-as reported           $ 2.61      $ 1.74       $ 1.27
      Diluted-pro forma             $ 2.55      $ 1.69       $ 1.23


   Earnings Per Share

   The Company calculates basic earnings per share (EPS) and diluted EPS in accordance with SFAS No. 128, "Earnings per Share." Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for that period. Diluted EPS takes into account the effect of dilutive instruments, such as stock options, and uses the average share price for the period in determining the number of common stock equivalents that are to be added to the weighted average number of shares outstanding. Common stock equivalents are excluded from the diluted earnings per share calculation if the effect would be anti-dilutive. Treasury stock is not considered outstanding for purposes of calculating weighted average shares.


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

   The estimated fair value of Bio-Rad's financial instruments were as follows(in millions):
                                   Year Ended December 31,
                                 2002                 2001
                          Carrying    Fair       Carrying   Fair
                           Amount     Value       Amount    Value

   Notes receivable
     and other           $  36.0    $  37.2     $  41.1     $ 40.9
   Total Long-Term Debt  $ 106.5    $ 131.8     $ 194.1     $201.0


   Financial instruments (e.g., notes receivable) that have fair values based on discounted cash flows, market quotations, and other appropriate valuation techniques are included in Other Assets. Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

   For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, marketable securities, notes payable, and accounts payable, the carrying amounts approximate fair value.

   New Financial Accounting Standards

   On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains its fundamental provision for recognizing and measuring impairment of long-lived assets to be held and used. This statement requires that all long-lived assets to be disposed of by sale be carried at the lower of carrying amount or fair value less cost to sell, and that depreciation cease to be recorded on such assets. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, and supersedes previous guidance for discontinued operations of business segments. The initial adoption of SFAS No. 144 did not have any impact on the consolidated financial statements of the Company.

   In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. The Company adopted SFAS No. 145 as of January 1, 2002 and will follow APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" in determining whether such extinguishment of debt may be classified as extraordinary. As a result of adoption, the expenses incurred in the repurchase of outstanding debt on the open market has been included in interest expense. No other impact from adoption was recognized.

   In April 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that the liability for costs associated with an exit cost or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized. The Company will adopt the provisions of SFAS No. 146 for restructuring activities after December 31, 2002.

   On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." This statement provides alternative methods of transition for companies who voluntarily change to the fair value-based method of accounting for stock-based employee compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements as required by the statement.

   The Company continues to account for stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," elected under SFAS No. 123, as amended. As a result, the adoption of SFAS No. 148 did not have any impact on the consolidated financial statements of the Company (see Note 9).

   2.  Acquisitions

   On June 28, 2002, the Company purchased for cash the microarray and robotics technologies business of Virtek Biotech Inc., a subsidiary of Virtek Vision International Inc. of Waterloo, Ontario, Canada.
   Bio-Rad acquired the assets for approximately $7 million and has included these operations in its Life Science segment. The Company has completed its evaluation of purchased assets and has not assigned any value to goodwill. Assets purchased include amortizable patents and other intangible assets totaling $4.1 million with a weighted average amortization period of 5 years (see Note 5).

   In July 2001, the Company acquired all the outstanding shares of Helix, Inc., a manufacturer of diagnostic products for the autoimmune market. The business combination was recorded using the purchase method in accordance with SFAS No. 141, "Business Combinations." The acquisition cost was not material but did include a premium in excess of the net assets acquired.

   In connection with an acquisition made by the Company in 1999, liabilities of approximately $14.0 million for severance and other employee costs and $4.0 million for the consolidation and closure of certain leased facilities were recorded. The closure of facilities identified by the Company was completed in fiscal 2000, with lease payments, net of sublease revenues, continuing until all contractual obligations are met. As of December 31, 2002 all costs associated with the initial liabilities had been incurred. The actual costs were approximately $0.7 million less than the initial accrual. This difference was recorded as a reduction to expenses in 2002.

   3.  Divestitures

   In October 2001, the Company sold the assets and certain liabilities of the Company's spectroscopy business to Digilab LLC. In the first quarter of 2001, the Company recorded a $4.5 million non-cash pre-tax charge reflecting the estimated impact of its intent to sell the spectroscopy instrument business. In the third quarter of 2001, the Company had a write-down of $0.7 million on the value of a related production facility.

   In July 2000, Accent Semiconductor Technology, Inc. (ASTI) acquired the assets and certain liabilities of the Company's semiconductor and optoelectronic metrology business. The proceeds of approximately $36.0 million included $27.0 million in cash, an $8.0 million unsecured note receivable due in five years and an 18% equity interest in ASTI. The Company used $17.0 million of the cash proceeds to reduce borrowings on the term loan portion of the Senior Credit facility. The note receivable and the equity interest in ASTI are included in Other Assets. The equity interest is accounted for under the cost method of accounting.

   4.  Investment in Affiliates

   In December 1997, Bio-Rad began investing in Instrumentation
   Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 2002, Bio-Rad held approximately 13% of the outstanding stock of IL. A privately held company based in Spain controls approximately 84% of the outstanding stock of IL.

   In April 2001, IL offered 46.5 million newly issued ordinary shares at
   1.29 Euros per share ($1.16) to all registered shareholders. No shareholders other than the controlling shareholder subscribed. In consideration for the new shares, the controlling shareholder relieved IL of 60 million Euros of debt. In December 2001, the controlling shareholder offered to purchase for cash certain American Depository Shares (ADS) of IL for $0.50 per ADS. This tender offer was issued in an attempt to remove IL as a Securities and Exchange Commission (SEC) registrant. The tender offer did not result in the removal of IL as a SEC registrant. The most recently filed financial statements for IL are as of November 30, 2001.

   Based on a combination of many factors, including the lack of current financial information and IL's continued losses, the Company has determined that its investment has been other than temporarily impaired. As such, the Company valued its investment in IL at $6.4 million as of December 31, 2002. This amount reflects a $3.0 million write-down since December 31, 2001, which has been recorded in Other, net. The Company recorded a $9.4 million write-down of its investment in IL during 2001. Although management believes that this investment is realizable, there is a possibility that future events may cause further impairment of this investment.

   5.  Goodwill and Other Intangible Assets

   In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment.

   The Company adopted SFAS No. 142 on January 1, 2002. At that date, the Company stopped the amortization of goodwill, with a net carrying value of $77.7 million, and annual amortization of approximately $8 million that had resulted from purchases of businesses completed prior to the adoption of SFAS No. 141. The transition impairment test for goodwill was performed as of January 1, 2002 and no impairment loss was recorded. Additionally, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. As a result of the Company's analysis, no reclassification of intangible assets to goodwill was required.

   Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and net income per share would have been as follows (in millions):

                                       Year Ended December 31,
                                      2002     2001        2000

   Reported net income              $ 67.9   $ 44.2      $ 31.1
   Add back goodwill amortization,
    net of tax                           -      5.3         5.7
                                      ----     ----        ----
   Pro forma adjusted net income    $ 67.9   $ 49.5      $ 36.8
                                      ====     ====        ====
   Basic earnings per share:
   Reported basic earnings
     per share                      $ 2.70   $ 1.79      $ 1.27
   Goodwill amortization, net of tax     -     0.21        0.23
   Pro forma adjusted basic           ----     ----        ----
     earnings per share             $ 2.70   $ 2.00      $ 1.50
   Diluted earnings per share:        ====     ====        ====
   Reported diluted earnings
     per share                      $ 2.61   $ 1.74      $ 1.27
   Goodwill amortization, net of tax     -     0.21        0.23
   Pro forma adjusted diluted         ----     ----        ----
     earnings per share             $ 2.61   $ 1.95      $ 1.50
                                      ====     ====        ====

   The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows (in millions):


                                     Life      Clinical      Other
                                    Science   Diagnostics  Operations

   December 31, 2000                $ 38.2   $ 54.6      $    -
     Amortization                     (3.7)    (4.1)          -
     Acquired goodwill                   -      1.4         1.4
     Tax adjustments                  (4.8)    (5.3)          -
                                      ----     ----        ----
   December 31, 2001                $ 29.7   $ 46.6      $  1.4

     Tax adjustments                  (3.9)    (4.3)          -
                                      ----     ----        ----
   December 31, 2002                $ 25.8   $ 42.3      $  1.4
                                      ====     ====        ====

   Goodwill balances and goodwill amortization have been included in corporate for segment reporting purposes in Note 15.

   Identifiable intangible assets of $7.1 million, net of $8.9 million of accumulated amortization are included in Other Assets and have remaining useful lives ranging from one to ten years. The Company has no intangible assets with indefinite lives.

   6.  Notes Payable and Long-Term Debt

   Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $30.9 million, of which $24.2 million was unused at December 31, 2002. At December 31, 2001 these lines aggregated approximately $25.3 million, of which $21.1 million was unused. The weighted average interest rate on these lines was 9.1% and 5.43% at December 31, 2002 and 2001, respectively. Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

   The principal components of Long-Term Debt are as follows (in millions):
                                         Year Ended December 31,
                                           2002             2001

   Senior Subordinated Notes            $ 105.3          $ 148.7
   Senior Credit Agreement:
     Term loan                                -             42.5
     Revolving credit facility                -                -
   Other debt                               1.1              1.6
   Capitalized leases                       0.2              1.3
                                          -----            -----
                                          106.6            194.1
   Less current maturities                  0.8              5.7
                                          -----            -----
   Long-Term Debt                       $ 105.8          $ 188.4
                                          =====            =====

   In September 1999, the Company entered into a $200.0 million Senior Credit Agreement due in 2004 to finance the acquisition of Pasteur Sanofi Diagnostics and certain related assets and to provide funds for working capital needs. The Senior Credit Agreement included a term loan and revolving facility, each in the amount of $100.0 million.
   The term loan has since been fully repaid.

   The revolving facility is secured by an interest in the Company's assets through September 2004. Interest varies upon a number of factors including the duration of the specific borrowing and is based upon either the Eurodollar, the Federal Funds effective or the Company's corporate based rate. The interest rate on the revolving facility at December 31, 2002 was 4.50%. A commitment fee ranging from .25% to .50% annually is charged on the daily unused portion of the revolving credit facility.

   The Company sold $150.0 million aggregate principal amount of Senior Subordinated Notes due in 2007 under an indenture dated February 17, 2000. The notes were offered at 98.832% of par and pay a fixed rate of interest of 11.625% per year. The Company has the option to redeem any or all of the notes at any time prior to February 15, 2004 at a redemption price equal to 100% of the principal amount of the notes plus the applicable premium plus accrued and unpaid interest and certain other charges. The notes may be redeemed after February 14,

   2004 and before February 15, 2005 in whole or part at a redemption price of 105.813%; for the interim period to February 15, 2006 at 102.906%; thereafter at 100%. The debt is non-callable until February 2004. The Company's obligations under the notes are not secured and rank junior to all the Company's existing and future senior debt.

   During 2002, the Company repurchased in the open market $43.9 million (par value) of its Senior Subordinated debt. The price paid includes interest to February 2004. The total amount of interest, unamortized debt issue cost and unamortized original issue discount recognized as a result of the repurchase was $6.9 million and has been included in interest expense.

   The Senior Credit Agreement (including amendments) and the Senior Subordinated Notes require the Company, among other things, to comply with certain financial ratios and covenants. The Company was in compliance with all financial ratios as of December 31, 2002 and 2001. These agreements also contain certain other restrictions, including limitations on payments of cash dividends, sales of assets, incurrence of indebtedness, the creation of liens, making certain investments and engaging in sale/leaseback transactions.

   Maturities of long-term debt at December 31, 2002, are as follows:
   2003 - $0.8 million; 2004 - $0.5 million; 2005 - $0; 2006 - $0;
   2007 - $105.3 million; thereafter - $0.

   7.  Income Taxes

   The U.S. and international components of income (loss) before taxes are as follows (in millions):

                                      Year Ended December 31,
                                      2002      2001       2000

   U.S.                             $ 37.6    $ (4.8)    $  6.4
   International                      66.8      69.8       39.0
                                     -----     -----      -----
   Income before taxes and
   cumulative effect of change
   in accounting principle          $104.4    $ 65.0     $ 45.4
                                     =====     =====      =====

   The provision (benefit) for income taxes consists of (in millions):

                                      Year Ended December 31,
                                     2002       2001        2000
   Current:
     U.S. Federal                   $ 11.8     $  2.8    $ (4.6)
     International                    30.8       23.7      15.3
     U.S. State                        1.0        0.4       0.6
                                      ----       ----      ----
                                      43.6       26.9      11.3
   Deferred:
     U.S. Federal                   $ (2.3)    $  0.2    $  1.4
     International                    (4.2)      (5.3)      0.5
     U.S. State                       (0.6)      (1.0)      0.4
                                      ----       ----      ----
                                      (7.1)      (6.1)      2.3
                                      ----       ----      ----
   Provision for income taxes       $ 36.5     $ 20.8    $ 13.6
                                      ====       ====      ====


   The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

                                       Year Ended December 31,
                                    2002       2001        2000

   U.S. statutory tax rate           35%        35%         35%
   State taxes, net of
     federal income tax benefit       -         (1)          2
   Foreign Sales Corporation/EIE
     tax benefit                     (2)        (4)         (3)
   Difference between U.S. and
     foreign tax rates (net of
     foreign tax credits)             2        (10)         (1)
   Loss carryforwards utilized       (1)        (1)          -
   Amortization of goodwill           -          4           1
   Foreign losses not benefited       2          1           4
   Capital loss not benefited         1          5           -
   Increase(decrease) in
     tax reserves                    (1)         3          (1)
   Foreign exchange loss
     recognized                       -          -          (6)
   Other                             (1)         -          (1)
                                     ---        ---         ---
   Provision for income taxes        35%        32%         30%
                                     ===        ===         ===


   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows (in millions):

                                          Year Ended December 31,
                                           2002            2001
   Deferred Tax Assets:
     Reserves for obsolete inventory,
       warranty and bad debts              $ 11.5        $ 11.7
     Elimination of intercompany profit       7.8           5.8
     Tax benefit of loss carryforwards        8.5           7.1
     Basis difference in investment           4.1           3.1
     State tax credit carryforward            4.5           4.5
     Other                                   13.6          12.6
                                            -----         -----
                                             50.0          44.8
     Valuation allowance                    (12.9)        (17.3)
                                            -----         -----
     Deferred Tax Assets                   $ 37.1        $ 27.5
   Deferred Tax Liabilities:                =====         =====

     Deferred gain on condemnation         $  2.9        $  3.9
     Depreciation                             1.7           2.5
     Development cost of Hercules
       facility                               1.5           1.5
     Other                                    3.7           4.7
                                            -----         -----
     Deferred Tax Liabilities              $  9.8        $ 12.6
                                            =====         =====

   At December 31, 2002, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $11.4 million. A portion of these loss carryforwards will expire in the following years: 2005 - $0.3 million; and 2007 - $0.9 million. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

   At December 31, 2002, Bio-Rad has an unutilized domestic net operating loss carryforward of $15.6 million. The loss carryforward will expire in the year 2018. The utilization of the loss carryforward is limited to Bio-Rad's domestic taxable income. At December 31, 2002, Bio-Rad has a California tax credit carryforward of $4.5 million. The credit carryforward has no expiration date. The utilization of the tax credit carryforward is limited to the extent Bio-Rad has California taxable income.

   The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2002 was a decrease of $4.4 million, primarily resulting from a utilization of tax loss carryforwards. The net change in 2001 was a decrease of $4.2 million primarily resulting from the utilization of tax loss carryforwards. Utilization of carryforwards acquired as part of a

   1999 acquisition which were fully reserved at the acquisition date adjusted the recorded goodwill by approximately $8.2 million and $3.7 million for 2002 and 2001, respectively.

   Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $124 million at December 31, 2002, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

   8.  Stockholders' Equity

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

   On February 6, 2002, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. As a result of the stock split, the accompanying historical financial statements reflect the increase in the number of outstanding shares of common stock and the transfer of the par value of these shares from paid-in capital. All share and per share amounts have been restated to reflect the retroactive effect of the stock split.

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

   9.  Stock Option and Purchase Plans

   Stock Option Plans

   The Company maintains incentive and non-qualified stock option plans for officers and certain other key employees. No options have been issued to non-employees.

   Under the Amended 1994 Stock Option Plan, the Company may grant options to its employees for up to 3,550,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant. Generally, options granted have a term of 10 years and vest in increments of 25% per year over a four-year period on the yearly anniversary date of the grant. For options granted after January 1, 2001, options vest in increments of 20% over a five-year period on the yearly anniversary date of the grant.

   Pro forma compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes method. For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. There were no options granted in 2001. Assumptions used for 2002 and 2000 grants are as follows: no dividend yield for all periods; weighted average expected lives of 4.2 years in 2002 and 4.1 years in 2000; expected volatility of 35% and 30%; and risk-free interest rates of 3.99% and 6.71% for 2002 and 2000, respectively. See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.

 Activity under the plans is summarized below (amounts reported in the Price columns represent the weighted average exercise price):

                                                               Year Ended December 31,
                                              2002                         2001                      2000
                                      Shares         Price          Shares        Price       Shares         Price
   Outstanding at beginning of year  1,572,701      $11.80        1,921,778      $11.90      1,290,230      $12.09

   Granted                             379,500       28.85                -           -      1,061,890       11.26

   Exercised                          (350,549)      11.67         (287,622)      12.81       (130,500)       9.48

   Forfeited                            (9,820)      10.90          (36,385)      10.61       (222,676)      12.31

   Expired                                   -           -          (25,070)      13.06        (77,166)       9.11
                                     ---------                    ---------                  ---------

   Outstanding at end of year        1,591,832      $15.84        1,572,701      $11.72      1,921,778      $11.90
                                     =========                    =========                  =========

   Options exercisable at year-end     677,149      $12.39          672,266      $12.60        544,096      $13.46
                                       =======                      =======                    =======

   Weighted average fair value of
     options granted during the year    $9.75                        $   -                      $3.46
                                         ====                         ====                       ====

   The following summarizes information about stock options outstanding at December 31, 2002:

                                          Options Outstanding                        Options Exercisable

                           Number        Weighted Average                         Number
         Range of        Outstanding         Remaining       Weighted Average  Exercisable    Weighted Average
      Exercise Prices    at 12/31/02     Contractual Life     Exercise Price   at 12/31/02     Exercise Price

      $ 9.85 - $ 9.85       90,636         1.40 years            $ 9.85           47,557          $ 9.85
      $10.75 - $10.75      438,516         7.72                   10.75          166,254           10.75
      $10.83 - $11.97      447,944         6.54                   11.78          249,227           11.77
      $12.44 - $37.23      614,736         6.85                   23.31          214,111           14.55
                         ---------                                               -------
                         1,591,832         6.69                   15.84          677,149           12.39
                         =========                                               =======


   Employee Stock Purchase Plan

   The Company has an employee stock purchase plan that provides that eligible employees may contribute up to 10% of their compensation up to $25,000 annually toward the quarterly purchase of the Company's Class A common stock. The employees purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of each calendar quarter. No compensation expense is recorded in connection with the plan. The Company has authorized the sale of 1,890,000 shares of common stock under the plan. The Company sold 66,992 shares for $1.8 million, 88,982 shares for $1.2 million and 114,202 shares for $1.1 million under the plan to employees in 2002, 2001 and 2000, respectively. At December 31, 2002, 340,553 shares remain authorized under the plan.

   The fair value of the employees' purchase rights since 1995 was estimated using the Black-Scholes model with the following assumptions for 2002, 2001 and 2000, respectively: no dividend yield for all periods; an expected life of three months for all periods; expected volatility ranging from 34% to 54%, 35% to 57%, and from 28% to 43%; and risk-free interest rates ranging from 1.50% to 1.68%, 2.36% to 5.68%, and from 5.45% to 6.46%. The weighted average fair value of those purchase rights granted in 2002, 2001 and 2000 was $8.41, $4.48, and $2.55, respectively.

   10. Earnings Per Share

   Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 917,000, 794,000 and 146,000 shares, for the years ended December 31, 2002, 2001 and 2000, respectively.

   There were no anti-dilutive shares for 2002 and 2001. Options to purchase 401,000 shares of common stock were outstanding during 2000, but were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.

   11.  Other Income and Expense

   Other, net includes the following income and (expense) components (in millions):

                                              Year Ended December 31,
                                            2002       2001        2000

   Write-down of investments               $(5.0)    $(10.9)      $   -
   Interest income                           4.0        1.3         1.0
   Miscellaneous other items                 1.7       (0.4)       (1.7)
                                            ----       ----        ----
   Other, net                              $ 0.7     $(10.0)      $(0.7)
                                            ====       ====        ====

   12.  Supplemental Cash Flow Information

   The reconciliation of net income to net cash provided by operating activities is as follows (in millions):
                                                     Year Ended December 31,
                                                      2002      2001      2000

   Net income                                       $ 67.9    $ 44.2    $ 31.1
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation                                     36.9      32.6      33.7
     Amortization                                      1.1       8.7       9.5
     Foreign currency hedge transactions, net          2.3      (0.4)     (6.1)
     Gains on dispositions of marketable securities   (0.1)     (0.2)     (0.5)
     Increase in accounts receivable, net             (0.7)    (22.6)     (0.3)
     Increase in inventories, net                    (16.2)    (14.0)    (18.9)
     (Increase) decrease in other current assets     (12.3)     (2.8)      0.9
     Increase (decrease) in accounts payable and
      other current liabilities                       13.3      11.7      (0.6)
     Increase (decrease) in income taxes payable      (6.9)     17.6      (4.6)
     Increase (decrease) in deferred taxes            12.7      (1.7)      3.4
     Gain on sale of semiconductor business
      and fixed assets                                   -         -     (21.8)
     Loss on sale of spectroscopy business and
      write-down of investments                        5.0      15.4         -
     Other                                             1.8      11.0      (1.6)
                                                     -----     -----     -----
   Net cash provided by operating activities        $104.8    $ 99.5    $ 24.2
                                                     =====     =====     =====

   13.  Commitments and Contingent Liabilities

   Rents and Leases

   Net rental expense under operating leases was $19.5 million in 2002, $15.8 million in 2001 and $13.0 million in 2000. Leases are principally for facilities and automobiles.

   Annual future minimum lease payments at December 31, 2002, under operating leases are as follows: 2003 - $16.8 million; 2004 - $13.7 million; 2005 - $7.7 million; 2006 - $5.9 million; 2007 - $4.7 million;
   subsequent to 2007 - $3.8 million.

   Deferred Profit Sharing Retirement Plan

   The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $4.8 million, $4.7 million and $4.8 million in 2002, 2001 and 2000, respectively.

   Foreign Exchange Contracts

   The Company enters into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables. At December 31, 2002, the Company had contracts maturing in January through March 2003 to sell foreign currency with a nominal value of $85.1 million and an unrealized loss of $0.1 million. Contracts to purchase foreign currency had a nominal value of $26.1 million with no unrealized gain or loss.

   Insurance

   The Company carries a deductible for workers' compensation and a portion of its group health insurance cost. Accruals for losses are based on the Company's claims experience and actuarial assumptions followed in the insurance industry. Should a greater amount of claims occur compared to the Company's estimates or cost of medical care increase beyond what has been anticipated, reserves recorded may not be sufficient and additional charges to income may be required.

   Letters of Credit

   In the ordinary course of business, the Company is at times required to post letters of credit. These letters of credit are required by certain insurance companies to ensure payments of certain charges. The Company was contingently liable for approximately $3.3 million of standby letters of credit with a bank as of December 31, 2002.

   Taxes

   Settlement of open tax years, as well as tax issues in other countries where the Company conducts its businesses, are not expected to have a material effect on the consolidated financial position or liquidity of the Company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

   14. Legal Proceedings

   The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business. The Company does not believe that any ultimate liability resulting from any of these lawsuits will have a material adverse effect on its results of operations, financial position or liquidity. However, the Company cannot give any assurance regarding the ultimate outcome of these lawsuits and their resolution could be material to the Company's operating results for any particular period, depending upon the level of income for the period.

   15. Segment Information

   Bio-Rad is a multinational manufacturer and worldwide distributor of life science research products and clinical diagnostics products. Bio-Rad has two reportable segments: Life Science and Clinical Diagnostics. These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

   The Life Science segment develops, manufactures, sells and services reagents, apparatus and instruments used for biological research. These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, food testing laboratories and government and industrial research facilities.

   The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, and insurance and forensic testing laboratories.

   The remainder of the Company's former Analytical Instruments segment is included in Other Operations. The material product lines of this segment were sold in 2001 and 2000 (see Note 3).

   The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1). Segment profit or loss used for corporate management purposes includes an allocation of corporate expense based upon sales and an allocation of interest expense based upon accounts receivable and inventories. Segments are expected to manage only assets completely under their control. Accordingly, segment assets include primarily accounts receivable, inventories and gross machinery and equipment. Goodwill balances and goodwill amortization have been included in corporate for segment reporting purposes.

   Information regarding industry segments at December 31, 2002, 2001 and 2000 and for the years then ended is as follows (in millions):

                                             Life     Clinical      Other
                                            Science  Diagnostics  Operations

   Segment net sales                 2002    $429.5      $455.4       $ 7.8
                                     2001     379.2       417.9        20.4
                                     2000     263.8       409.0        53.1

   Allocated interest expense        2002    $  8.8      $ 12.4       $ 0.1
                                     2001       9.3        14.3         0.5
                                     2000       9.3        19.4         1.9

   Depreciation and amortization     2002    $  8.3      $ 27.4       $ 0.2
                                     2001       7.2        26.2         0.4
                                     2000       6.4        25.7         0.9

   Segment profit (loss)             2002    $ 75.2      $ 41.9       $(1.6)
                                     2001      72.8        27.3        (5.3)
                                     2000      14.1        25.3        (2.4)

   Segment assets                    2002    $225.1      $336.4       $ 4.7
                                     2001     194.2       302.2         3.4
                                     2000     152.2       308.4        14.4

   Capital expenditures              2002    $ 10.9      $ 29.7       $ 0.1
                                     2001      10.0        23.9         0.1
                                     2000       6.8        27.5         0.8


   The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters. The following reconciles total segment profit to consolidated income before taxes and cumulative effect of change in accounting principle (in millions):

                                                Year Ended December 31,
                                              2002         2001        2000

   Total segment profit                     $115.5        $94.8       $37.0
   Other, net                                  0.7        (10.0)       (0.6)
   Gain(loss)on divestitures                     -         (5.2)       21.8
   Goodwill amortization                         -         (7.7)       (8.1)
   Foreign exchange losses                    (5.4)        (2.1)       (0.4)
   Net corporate operating, interest
     and other income and expense
     not allocated to segments                (6.4)        (4.8)       (4.3)
   Consolidated income before taxes          -----        -----       -----
     and cumulative effect of change
     in accounting principle                $104.4        $65.0       $45.4
                                             =====        =====       =====


   The following reconciles total segment assets to consolidated total assets (in millions):

                                                             December 31,
                                                           2002        2001

   Total segment assets                                  $566.2      $499.8
   Cash and other current assets                           87.6        97.2
   Net property, plant and equipment
     excluding segment specific
     gross machinery and equipment                        (45.8)      (33.3)
   Goodwill                                                69.5        77.7
   Other long-term assets                                  43.2        42.6
                                                          -----       -----
   Total assets                                          $720.7      $684.0
                                                          =====       =====

   The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service
   (in millions):
                                                 Year Ended December 31,
                                              2002         2001        2000

   Europe                                   $368.6       $341.7      $275.1
   Pacific Rim                               151.9        127.5       128.3
   United States                             320.4        296.9       274.5
   Other(primarily Canada and Latin America)  51.8         51.4        48.0
                                             -----        -----       -----
   Total sales                              $892.7       $817.5      $725.9
                                             =====        =====       =====

   The following presents long-lived assets by geographic area based upon the location of the asset (in millions):
                                                Year Ended December 31,
                                              2002       2001         2000

   Europe                                   $ 31.8       $ 25.3      $ 26.7
   Pacific Rim                                 7.2          6.4         6.5
   United States                             216.2        217.0       239.8
   Other(primarily Canada and Latin America)   5.2          4.5         3.6
                                             -----        -----       -----
   Total assets                             $260.4       $253.2      $276.6
                                             =====        =====       =====

   16.  Quarterly Financial Data - (unaudited)

   Summarized quarterly financial data for 2002 and 2001 are as follows (in millions, except per share data):

                                     First      Second       Third    Fourth
                                    Quarter     Quarter     Quarter   Quarter
   2002
   Net sales                         $210.2      $214.6      $224.9    $243.0
   Gross profit                       121.3       122.3       129.0     136.9
   Net income                          18.8        16.2        16.6      16.3
   Basic earnings per share           $0.75       $0.65       $0.66     $0.64
   Diluted earnings per share         $0.73       $0.62       $0.64     $0.62

   2001
   Net sales                         $202.7      $195.3      $186.1    $233.4
   Gross profit                       109.9       108.2       104.8     132.5
   Net income                           8.6        11.6         7.0      17.0
   Basic earnings per share           $0.35       $0.47       $0.29     $0.69
   Diluted earnings per share         $0.34       $0.46       $0.28     $0.66

   INDEPENDENT AUDITORS' REPORT

   To the Board of Directors and Stockholders of Bio-Rad Laboratories, Inc.:

   We have audited the accompanying consolidated balance sheet of Bio-Rad Laboratories, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 4, 2002, (February 6, 2002, as to a subsequent event).

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 5 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

   As discussed above, the consolidated financial statements of the Company as of and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Note 5, these consolidated financial statements have been revised to include the transitional disclosures required by SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.




   /s/  DELOITTE & TOUCHE LLP


   San Francisco, California
   February 5, 2003

    This report is a copy of the previously issued report covering 2001, 2000 and 1999. The predecessor auditors have not reissued their report.

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

   Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives that involve risk and uncertainties. We have based these forward looking statements on our current expectations and projections about future events. However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

   The following shows gross profit and expense items as a percentage of net sales:
                                            Year Ended December 31,
                                             2002    2001    2000
   Net sales                                100.0   100.0   100.0
                                            -----   -----   -----
     Cost of goods sold                      42.9    44.3    48.0
   Gross profit                              57.1    55.7    52.0
   Selling, general and
     administrative expense                  32.4    32.4    33.9
   Product research and
     development expense                      9.3     9.4     9.4
   Net income                                 7.6     5.4     4.3



   Results in 2001 include a full year's sales of a significant new product, the BSE (Bovine Spongiform Encephalopathy) test in the Life Science segment and the divestiture in October 2001 of the last material product line of the Company's former Analytical Instruments segment, the spectroscopy business (see Note 3).

   Critical Accounting Policies and Estimates

   The accompanying discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an on-going basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, future events are subject to change and the best estimates and assumptions are routinely requiring adjustment. Actual results could differ from these estimates.

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

   Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a valuation allowance of $12.9 million as of December 31, 2002, due to uncertainties related to the Company's ability to utilize some of the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on management's estimates of taxable income by jurisdiction in which Bio-Rad operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods an additional valuation allowance may need to be established which could materially impact
   Bio-Rad's financial position and results of operations.

   Valuation of Long-lived and Intangible Assets and Goodwill. The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Projected future operating results and cash flows of the reporting units were used to establish the fair value used in evaluating the carrying value of the associated goodwill. Factors the Company considers important which could trigger an impairment review include the following:

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

   In 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) became effective. The Company adopted SFAS 142 and ceased to amortize approximately $77.7 million of goodwill. The Company had recorded approximately $7.7 million of amortization on these amounts during 2001. In lieu of amortization, the Company was required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter.

   Bio-Rad did not record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that a material impairment charge will not be recorded in future periods.

   Valuation of Inventories.   The Company values inventory at the lower of the
   actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months. In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, the

   Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in our cost of goods sold at the time of such determination.
   Likewise, if inventory is determined to be undervalued, the Company may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

   Corporate Results -- Sales, Margins and Expenses

   Bio-Rad net sales for the year 2002 were $892.7 million, an increase of 9% over the prior year. The divestiture of the spectroscopy product line in the fourth quarter of 2001 had the effect of lowering overall growth 2%. The impact of a weakening U.S. dollar provided growth from net foreign currency denominated sales of just less than 1% for the full year. Overall growth for Bio-Rad exceeded 11% when adjusted for divestitures and the change in translation rates used to convert foreign sales.

   The Life Science segment had sales growth of 13%, benefiting from an approximate 1% increase due to foreign exchange. The majority of growth was provided by consumables. Modest growth was achieved by apparatus and instrument sales declined year over year.

   The Clinical Diagnostics segment achieved sales growth of 9%, again benefiting from an approximate 1% increase due to foreign exchange. Contributing product lines included Diabetes, Autoimmune, Quality Control products, and Blood Virus products.

   Net sales for the year 2001 reached $817.5 million, an increase of 13% over the prior period. The year 2001 benefited from sales of the Company's BSE test which had negligible sales in the year 2000. Divestitures in the Clinical Diagnostics and Analytical Instruments segments along with a strengthening U.S. dollar had the effect of lowering the Company's sales growth on a comparative basis. Adjusting for divestitures and the impact of currency, sales growth for the year 2001 was 25%.

   The 2002 consolidated gross margins improved to 57.1% from 55.7% in the prior year. Life Science improved approximately 0.3% based largely on sales mix as consumables and apparatus with higher margins than instruments comprised a greater portion of the total sales volume. Clinical Diagnostics gross margins improved from lower manufacturing overhead spending and a decrease in provisions for obsolete inventory. Finally, the divestiture of the spectroscopy product line of the Company's former Analytical Instruments group also helped contribute as it historically operated at a much lower gross margin than either Life Science or Clinical Diagnostics.

   Consolidated gross margins in 2001 were 55.7%, an improvement over 2000 reflecting several favorable factors. Life Science margins improved from changed sales mix as consumables, including the BSE test, made up a larger portion of total Life Science sales with generally higher margins than apparatus and equipment. Manufacturing overhead absorption improved due to increased manufacturing activity without an equivalent increase in fixed factory spending. Clinical Diagnostics' margins improved due to lower royalty costs on manufactured products, improved manufacturing efficiencies in France, the settlement of a royalty dispute providing a one-time increase in royalty income, and overall lower manufacturing costs in the quality control product lines. The positive results noted above were partially offset by the negative impact of a strengthening dollar on U.S. manufactured products sold into international markets.

   Consolidated selling, general and administrative (SG&A) expense remained unchanged from the prior year at 32.4% of sales. Spending increased in absolute dollars in both Life Science and Clinical Diagnostics. The areas where increases were the largest were in Europe to support the growth that began in 2001 through the current year. Increases were primarily for personnel and related expenses, agent commissions and advertising. The Company invested in both direct sales and sales support personnel. As part of this effort, the Company also increased its involvement in Eastern Europe. Asia, excluding Japan, was a second area of emphasis in 2002 for Bio-Rad. The Company replaced some agents and distributors consolidating its activities in its wholly owned subsidiaries, with its own personnel. The Company sees an opportunity to increase sales through greater penetration and increasing its direct involvement with the customer.

   Consolidated SG&A expense declined to 32.4% of sales in 2001 from 33.9% in the prior year. Spending increased in absolute dollars in each segment except Analytical Instruments. Life Science expenditures represent additions to sales and marketing headcount, increased customer support services and a continuing investment in e-commerce. Clinical Diagnostics expenditures focused on organizational changes and realigning the business after the acquisition of Pasteur Sanofi Diagnostics as well as some strategic marketing initiatives in support of new product development. General and administrative expenses increased throughout the Company as internationally the Company replaced distributors with locally owned affiliates and expanded infrastructure to support a wider presence. As the Company completes communication and information technology capital programs, operating and depreciation costs will increase as the new systems replace fully depreciated legacy systems.

   Product research and development expense (R&D) in 2002 increased by 8.4% just below the rate of sales (9.2%). The majority of the increase in absolute dollar spending was in the Life Science segment to support development activities in the areas of proteomics, amplification, food testing, microarray technology and process chromatography.

   Clinical Diagnostics expenditures remained unchanged. Areas of emphasis for Clinical Diagnostics includes blood screening, autoimmune testing, genetic disorders and expanded offerings for the quality control product line. The Company plans to reinvest between 9% and 10% of sales in research and development going forward to support growth.

   Product research and development expense in 2001 increased by 12% or $8.4 million. As a percentage of sales, R&D expense was 9.4%, the same percentage as in 2000. Life Science efforts represent the development of new products and applications for proteomic and genomic researchers, pharmaceutical discovery, and food testing markets. Clinical Diagnostics expenditures concentrated on new automation for some of the Company's diagnostic tests for blood screening and expanding the available products in the quality control product line.

   Corporate Results -- Non-Operating Items

   Interest expense increased to $28.2 million in the year 2002. Included in the current year's interest costs is $6.9 million of costs associated with the open market repurchase of $43.9 million of the Company's Senior Subordinated Notes. The notes were repurchased in the period September through December 2002. The costs incurred included a premium to repurchase the notes, the expensing of unamortized debt issue costs and original issue discount. Excluding these costs, interest expense declined due to overall lower borrowings.

   Foreign exchange losses for 2002 are principally comprised of exchange gain and loss on intercompany receivables in Brazil and Russia and the net cost of the Company's hedging program for the more established European, Asian and North American currencies.

   Interest expense decreased by $6.5 million for the year 2001 as the Company repaid debt and benefited from overall lower average borrowing costs on its variable rate debt. Net other income and expense for 2002 and 2001 primarily includes a non-cash write-down of an investment in a closely held foreign company and other investments, and interest income.

   Bio-Rad's consolidated effective tax rate was 35%, 32% and 30% in 2002, 2001 and 2000, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits and foreign tax credits. The effective tax rate rose in 2002, primarily as a result of increased profitability in countries with higher tax rates, current period local tax losses which do not provide a consolidated tax benefit and the effect of proportionally less tax credits on foreign sales and research and development, when compared to taxable income.

   Financial Condition

   Historically, the Company's principal capital requirement was for working capital to fund its internal growth. As a result of the obligations undertaken in relation to the acquisition of Pasteur Sanofi Diagnostics, the Company became highly leveraged with a debt to equity ratio at year-end in 1999 of 119%. Since that time the Company has improved its overall liquidity reducing its debt to equity ratio at year-end 2002 to 30%.

   At December 31, 2002, the Company had available $27.7 million in cash and cash equivalents, $24.2 million under the international lines of credit and $100.0 million under the line of credit portion of the Senior Credit Facility. Management believes that this availability, together with cash flow from operations, will be adequate to meet the Company's current objectives for operations, research and development and investment in our systems and equipment.

   Net cash provided by operations was $104.8 million, $99.5 million and $24.2 million in 2002, 2001 and 2000 respectively. The divestiture of the Analytical Instruments segment, the integration of the Pasteur Sanofi Diagnostics acquisition, and the introduction of new products (most notable the BSE test) have all contributed to the improved cash flow from operations for the Company.

   Consolidated net accounts receivable increased by $17.9 million or 9.2%. The impact of strengthening foreign currencies, in particular, the Euro versus the U.S. dollar, accounts for the majority of the increase. From December 31, 2001 to December 31, 2002 the Euro strengthened approximately 18%. European accounts receivable approximated 55% of the Company's year-end 2002 balance of total receivables. The portion of the increase due to factors other than currency amounted to approximately $1.5 million. Bio-Rad's management regularly reviews the allowance for uncollectable accounts receivable and believes net accounts receivable are fully realizable.

   Consolidated net inventory increased $27.2 million or 19.5%. Again, strengthening foreign currencies accounted for a majority of the increase in inventory value. Acquisition of the microarray product line and a diagnostic supplier added approximately $3 million of the increased inventories. Inventory growth unrelated to the aforementioned was concentrated in Life Science consumable products and Clinical Diagnostics quality controls, which were both significant contributors to the year 2002 sales growth. Inventory in the quality controls area is characterized by large batch sizes to meet customer specifications. Management routinely reviews the impact of obsolescence and market prices on current inventory caused by the introduction of new products, technologies and various pricing regulations.

   Net capital expenditures in 2002 totaled $42.2 million compared to $43.2 million and $31.4 million in 2001 and 2000, respectively. A principal expenditure in all years was clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. The Company began construction late in the third quarter of 2002 of new facilities for manufacturing, laboratory, and general office use on Company owned land in the business park where Corporate headquarters, Life Science and Clinical Diagnostics group operations are now located. The estimated current cost of the facility is $25 million and is scheduled for occupancy early in the first quarter of 2004. To December 31, 2002, approximately $2 million has been capitalized on this project. Other expenditures in the period represent the Company's investment in business systems to standardize distribution software, enhance data communication, replace and update production equipment and improve equipment and facilities to meet the necessary Good Manufacturing Practices, (GMP) mandated by the Food and Drug Administration (FDA) for Clinical Diagnostics and other regulatory bodies as well as many customers of the Life Science group. It is estimated that the European In Vitro Diagnostic Directive will increase the burden of compliance for the Company in Europe and will necessitate continued compliance expenditures of a capital nature.

   During the year 2002, the Company purchased in the open market and retired $43.9 million of its $150 million (aggregate principal) Senior Subordinated Notes due in 2007. These notes may be redeemed after February 14, 2004 and before February 15, 2005 in whole or part at a redemption price of 105.813% for the interim period to February 15, 2006 at 102.906% and thereafter at 100%. Repurchases were originally restricted by the terms of the Senior Credit Facility but that agreement has been amended twice, first to allow a partial repurchase, and subsequent to year-end, to allow the complete repurchase of all amounts outstanding. Subsequent to December 31, 2002 and to date, the Company has redeemed an additional $6.7 million (par value) at an expense including interest, unamortized issue costs and unamortized discount of approximately $1.0 million. The Company will assess the opportunity to retire the remaining outstanding principle balance as the notes become available.

   The Company continues to review possible acquisitions to expand both its Life Science and Clinical Diagnostics segments. The Company routinely meets with the principals or brokers of the subject companies. Currently no discussions involving a material acquisition have progressed beyond the most initial phases. Should the Company make a material acquisition it would most likely require an increase in borrowed funds.

   The Board of Directors has authorized the Company to repurchase up to $18 million of the Company's common stock over an indefinite period of time. Through December 31, 2002, the Company has cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million. The Company's credit agreements restrict the Company's ability to repurchase its own stock. There were no share repurchases made during 2002. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.


   Financial Risk Management

   Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and, on occasion, interest rates. No derivative financial instruments are entered into for the purpose of speculating or trading. Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure. In most cases, derivative investments do not qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be included in reported earnings.


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

   Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. As of December 31, 2002, the Company's market risk was not significant.

   The Company's long-term debt consists mostly of fixed rate instruments. While the Company has used derivative instruments in the past, it did not hold any interest rate derivative contracts at December 31, 2002. The current strategy is to lower overall long-term fixed rate instruments with cash flow from operations and, as needed, use a mix of fixed and variable rate debt to manage interest costs and limit interest rate expense from any short-term dramatic change.