Form 10-K, Exhibit 13
period 2003-12-31
BIO RAD LABORATORIES INC
filed 2004-03-15
CIK 12208

                                                                                          EXHIBIT 13.1
Bio-Rad Laboratories, Inc.
SUMMARY OF OPERATIONS AND SELECTED FINANCIAL DATA (in thousands, except per share data)

                                                             Year Ended December 31,
                                                     2003       2002       2001       2000       1999

Net sales                                      $ 1,003,382  $ 892,720  $ 817,509  $ 725,884  $ 555,399

  Cost of goods sold                               437,990    383,235    362,140    348,450    259,573
                                                 ---------    -------    -------    -------    -------
Gross profit                                       565,392    509,485    455,369    377,434    295,826

Selling, general and  administrative expense       325,360    289,175    264,745    245,866    195,944
Product research and development expense            94,270     82,935     76,543     68,140     66,710
Goodwill amortization                                   --         --      7,746      8,109      3,813
Loss (gain) on divestitures                             --         --      5,150    (21,845)        --
Interest expense                                    31,006     28,207     24,088     30,612     12,741
Foreign exchange losses                              4,080      5,441      2,097        420        886
Other, net                                          (3,012)      (678)    10,031        689       (684)
                                                 ---------    -------    -------    -------    -------
Income before taxes and cumulative effect
  of change in accounting principle                113,688    104,405     64,969     45,443     16,416
  Provision for income taxes                       (37,517)   (36,542)   (20,790)   (13,633)    (4,695)
                                                 ---------    -------    -------    -------    -------
Income before cumulative effect
  of change in accounting principle                 76,171     67,863     44,179     31,810     11,721
   Cumulative effect of change in
    accounting principle (1)                            --         --         --       (710)        --
                                                 ---------    -------    -------    -------    -------
Net income                                     $    76,171  $  67,863  $  44,179  $  31,100  $  11,721
                                                 =========    =======    =======    =======    =======

Basic earnings per share before cumulative
  effect of change in accounting principle (2)       $3.00      $2.70      $1.79      $1.30      $0.48
   Cumulative effect of change in
    accounting principle (1) (2)                        --         --         --      (0.03)        --
                                                 ---------    -------    -------    -------    -------
  Basic earnings per share (2)                       $3.00      $2.70      $1.79      $1.27      $0.48
                                                 =========    =======    =======    =======    =======
Diluted earnings per share before cumulative
  effect of change in accounting principle (2)       $2.90      $2.61      $1.74      $1.30      $0.48
   Cumulative effect of change in
    accounting principle (1) (2)                        --         --         --      (0.03)        --
                                                 ---------    -------    -------    -------    -------
  Diluted earnings per share (2)                     $2.90      $2.61      $1.74      $1.27      $0.48
                                                 =========    =======    =======    =======    =======

Cash dividends paid per common share                    --         --         --         --         --

Total assets                                   $   986,858  $ 720,703  $ 684,028  $ 646,278  $ 668,862

Long-term debt, net of current maturities      $   225,835  $ 105,768  $ 188,423  $ 203,360  $ 239,211




(1) Cumulative effect of accounting change per SEC Staff Accounting Bulletin 101, on Revenue Recognition.
(2) Restated to give effect to a stock split in the form of a 100% stock dividend in 2002.


CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS                                                 December 31,

                                                     2003         2002
Current assets:
  Cash and cash equivalents                      $  148,642   $  27,733
  Accounts receivable less allowance of
  $12,978 in 2003 and $12,122 in 2002               234,085     209,282

Inventories, net:
  Raw materials                                      38,783      40,559
  Work in process                                    38,798      30,790
  Finished goods                                    112,677      95,023
                                                   --------    --------
    Total inventories                               190,258     166,372

Deferred tax assets                                  46,536      37,052

Prepaid expenses and other current assets            51,357      26,175
                                                   --------    --------
    Total current assets                            670,878     466,614

Property, plant and equipment:
  Land and improvements                               9,882       9,572
  Buildings and leasehold improvements              105,963      80,531
  Equipment                                         273,121     239,404
                                                   --------    --------
    Total property, plant and equipment             388,966     329,507
  Accumulated depreciation                         (209,843)   (187,272)
                                                   --------    --------
    Property, plant and equipment, net              179,123     142,235

Goodwill, net of accumulated amortization of
  $21,736 in 2003 and 2002                           69,503      69,519
Other assets                                         67,354      42,335
                                                   --------    --------
TOTAL ASSETS                                     $  986,858   $ 720,703
                                                   ========    ========

The accompanying notes are an integral part of these statements.

(in thousands, except per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY                        December 31,

                                                          2003        2002
Current liabilities:
  Accounts payable                                   $    53,995  $   50,233
  Accrued payroll and employee benefits                   71,650      62,800
  Notes payable                                           10,215       6,726
  Current maturities of long-term debt                       208         760
  Sales, income and other taxes payable                   20,833      17,019
  Other current liabilities                               77,425      71,392
                                                        --------    --------
    Total current liabilities                            234,326     208,930

Long-term debt, net of current maturities                225,835     105,768
Deferred tax liabilities                                  13,991       9,839
Other long-term liabilities                               16,899      13,079
                                                        --------    --------
    Total liabilities                                    491,051     337,616
                                                        --------    --------

Commitments and contingent liabilities                        --          --

Stockholders' equity:
  Preferred stock, $0.0001 par value, 7,500,000
    shares authorized; none outstanding                       --          --
  Class A common stock, $0.0001 par value,
50,000,000 shares authorized; outstanding 2003-
    20,709,127; 2002 - 20,402,462                              2           2
  Class B common stock, $0.0001 par value,
    20,000,000 shares authorized; outstanding
    2003 - 4,834,290; 2002 - 4,846,942                         1           1
Additional paid-in capital                                42,164      36,141
Retained earnings                                        421,012     344,841
Accumulated other comprehensive income:
  Currency translation and other                          32,628       2,102
                                                        --------    --------
    Total stockholders' equity                           495,807     383,087
                                                        --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   986,858  $  720,703
                                                        ========    ========

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.
Consolidated Statements of Income
(in thousands, except per share data)


                                                   Year Ended December 31,
                                                 2003        2002        2001

Net sales                                  $ 1,003,382  $  892,720  $  817,509
  Cost of good sold                            437,990     383,235     362,140
                                             ---------    --------    --------
Gross profit                                   565,392     509,485     455,369

Selling, general and administrative expense    325,360     289,175     264,745
Product research and development expense        94,270      82,935      76,543
Goodwill amortization                               --          --       7,746
Loss on divestitures                                --          --       5,150
Interest expense                                31,006      28,207      24,088
Foreign exchange losses                          4,080       5,441       2,097
Other, net                                      (3,012)       (678)     10,031
                                             ---------    --------    --------

Income before taxes                            113,688     104,405      64,969
Provision for income taxes                     (37,517)    (36,542)    (20,790)
                                             ---------    --------    --------

Net income                                 $    76,171   $  67,863  $   44,179
                                             =========     =======    ========
Basic earnings per share:
   Net income                                  $  3.00     $  2.70     $  1.79
                                                ======      ======      ======
   Weighted average common shares               25,416      25,104      24,648
                                                ======      ======      ======
Diluted earnings per share:
  Net income                                   $  2.90     $  2.61     $  1.74
                                                ======      ======      ======
  Weighted average common shares                26,310      26,021      25,442
                                                ======      ======      ======




The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.
Consolidated Statements of Cash Flows
(in thousands)

<caption>                                                         Year Ended December 31,
                                                               2003          2002          2001
Cash flows from operating activities:
  Cash received from customers                            $  1,020,135   $  885,835   $  787,179
  Cash paid to suppliers and employees                        (826,055)    (711,341)    (665,572)
  Interest paid                                                (17,088)     (25,832)     (22,064)
  Income tax payments                                          (51,280)     (43,016)      (5,253)
  Miscellaneous receipts                                         1,928          112        5,248
                                                             ---------     --------     --------
  Net cash provided by operating activities                    127,640      105,758       99,538

Cash flows from investing activities:
  Capital expenditures, net                                    (69,003)     (42,224)     (43,228)
  Payments for acquisitions and investments                    (16,375)      (8,568)      (4,650)
  Purchases of marketable securities and investments            (8,228)      (1,887)        (567)
  Sales of marketable securities and investments                 1,610          493          497
  Foreign currency hedges, net                                 (14,998)      (2,270)         410
                                                             ---------     --------     --------
  Net cash used in investing activities                       (106,994)     (54,456)     (47,538)

Cash flows from financing activities:
  Net borrowings (payments) on notes payable                       435        5,031       (1,884)
  Long-term borrowings                                         249,335       44,025       74,250
  Payments on long-term debt                                  (132,012)    (133,517)     (97,209)
  Debt retirement costs on 11-5/8% bonds                        (9,467)          --           --
  Debt issuance costs on 7.5% bonds                             (5,431)          --           --
  Proceeds from issuance of common stock                         5,309        3,047          532
  Purchase of treasury stock                                        --           --         (261)
  Reissuance of treasury stock                                      --        2,287        4,367
                                                             ---------     --------     --------
  Net cash provided by (used in) financing activities          108,169      (79,127)     (20,205)

Effect of exchange rate changes on cash                         (7,906)       8,429        1,380
                                                             ---------     --------     --------
Net increase (decrease) in cash and cash equivalents           120,909      (19,396)      33,175
Cash and cash equivalents at beginning of year                  27,733       47,129       13,954
                                                             ---------     --------     --------
Cash and cash equivalents at end of year                  $    148,642   $   27,733   $   47,129
                                                             =========     ========     ========
__________________________________________________________________________________________________

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.
Consolidated Statements of Changes in
Stockholders' Equity
(in thousands)


                                                Year Ended December 31,
                                             2003        2002        2001


Common Stock, $0.0001 par value:
  Balance at beginning of year          $        3   $       2   $       2
  Issuance of common stock                      --           1          --
                                          --------    --------    --------
  Balance at end of year                         3           3           2

Additional Paid-In Capital:
  Balance at beginning of year              36,141      32,171      31,596
  Issuance of common stock                   5,309       3,047         532
  Tax benefit from exercise of
    stock options                              714         923          43
                                          --------    --------    --------
  Balance at end of year                    42,164      36,141      32,171

Treasury Stock:
  Balance at beginning of year                  --      (1,863)     (5,415)
  Purchase of treasury stock                    --          --        (261)
  Reissuance of treasury stock                  --       1,863       3,813
                                          --------    --------    --------
  Balance at end of year                        --          --      (1,863)

Retained Earnings:
  Balance at beginning of year             344,841     276,554     231,821
  Net income                                76,171      67,863      44,179
  Reissuance of treasury stock at
    more than cost                              --         424         554
                                          --------    --------    --------
  Balance at end of year                   421,012     344,841     276,554

Accumulated Other Comprehensive
  Income (Loss):
  Balance at beginning of year               2,102     (22,987)    (13,386)
  Other comprehensive income (loss)         30,526      25,089      (9,601)
                                          --------    --------    --------
  Balance at end of year                    32,628       2,102     (22,987)
                                          --------    --------    --------
Total Stockholders' Equity              $  495,807   $ 383,087   $ 283,877
                                          ========    ========    ========
Comprehensive Income, net of tax:
  Net income                            $   76,171   $  67,863   $  44,179
  Currency translation adjustments          28,620      25,241      (9,458)
  Net unrealized holding gains (losses)      2,137         (59)        (12)
  Reclassification adjustments for
    gains included in net income              (231)        (93)       (131)
                                          --------    --------    --------
Total Comprehensive Income              $  106,697   $  92,952   $  34,578
                                          ========    ========    ========

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

  CHANGES IN PRESENTATION

  Certain prior year amounts have been reclassified to conform to current year presentation.

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

  INVENTORY VALUATION

  Inventories are valued at the lower of actual cost or market and include material, labor and overhead costs. Management periodically reviews the need for an inventory obsolescence reserve. In evaluating this reserve, technology changes, competition, customer demand and manufacturing quality are considered.

  PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are carried at historical cost.
  Included in property, plant and equipment is reagent rental equipment. The Company provides these instruments to its customers for use with the Company's reagents.

  Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Buildings and leasehold improvements are amortized over 15-30 years or the lives of the leases or improvements, whichever is shorter. With the exception of reagent rental equipment, which is amortized over a 1-5 year period, equipment is depreciated over 3-12 years.

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

  INCOME TAXES

  The Company accounts for income taxes under the asset and liability method which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and tax bases of assets and liabilities (see Note 7).

  REVENUE RECOGNITION

  For products, revenue is recognized when shipped and risk of loss is inconsequential, when persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable and collectibility is reasonably assured. When a customer enters into a reagent rental agreement (operating-type lease), revenue is recognized over the life of the agreement. Service revenues on extended warranty contracts are recognized ratably over the life of the service agreement or as service is performed, if not under contract. For those equipment sales that necessitate installation, we recognize revenue when installation is complete and customer acceptance has occurred.

  SHIPPING AND HANDLING

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

  Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows
  (in millions):


                                   2003     2002
  -------------------------------------------------
  January 1                     $    7.1  $   6.1
    Provision for warranty          12.0      9.0
    Actual warranty costs          (10.0)    (8.0)
                                   -----    -----
  December 31                   $    9.1  $  $7.1
                                   =====    =====

  RESEARCH AND DEVELOPMENT

  Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

  FOREIGN CURRENCY TRANSLATION

  Balance sheet accounts of international subsidiaries are trans lated at the current exchange rate as of the end of the account ing period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

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

  EMPLOYEE STOCK COMPENSATION PLANS

  The Company maintains incentive and non-qualified stock option plans for officers and certain other key employees. The Company also has an employee stock purchase plan that provides that eligible employees may contribute toward the purchase of the Company's Class A common stock. These plans are described more fully in Note 9.

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

  Had compensation cost for the Company's stock option and stock purchase plans been accounted for under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's proforma net income and earnings per share would have been as follows (in millions, except per share data):

                                         ----------------------------
                                           Year Ended December 31,
                                             2003     2002     2001
                                         ----------------------------

  Net income, as reported                 $  76.2 $   67.9  $  44.2
  Deduct: Total stock-based employee
    compensation expense determined
    under fair value methods for all
    awards, net of related tax effects       (2.1)    (1.8)    (1.3)
                                            -----    -----    -----
  Pro forma net income                    $  74.1 $   66.1  $  42.9
                                            =====    =====    =====
  Earnings per share:
    Basic-as reported                     $  3.00 $   2.70  $  1.79
                                            =====    =====    =====
    Basic-pro forma                       $  2.91 $   2.63  $  1.74
                                            =====    =====    =====

    Diluted-as reported                   $  2.90 $   2.61  $  1.74
                                            =====    =====    =====
    Diluted-pro forma                     $  2.82 $   2.55  $  1.69
                                            =====    =====    =====

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

  The estimated fair value of Bio-Rad's financial instruments were as follows(in millions):

                                      Year Ended December 31,
                            -------------------------------------------
                                     2003                 2002
                            -------------------------------------------
                               Carrying     Fair    Carrying     Fair
                                Amount      Value    Amount     Value
                            -------------------------------------------
  Notes receivable and other $    52.9   $   58.3 $    36.0   $   37.2
  Total long-term debt       $   226.0   $  256.2 $   106.5   $  131.8

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

  NEW FINANCIAL ACCOUNTING STANDARDS

  In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." One of the major changes of this statement is to change the accounting for the classification of gains and losses from the extinguishment of debt. The Company adopted SFAS No. 145 as of January 1, 2002 and will follow APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" in determining whether such extinguishment of debt may be classified as extraordinary. As a result of adoption, the expenses incurred in the 2003 repurchase of outstanding debt on the open market has been included in interest expense. No other impact from adoption was recognized.

  SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 requires that the liability for costs associated with an exit cost or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

  During April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on the Company's financial position or results of operations.

  2.  ACQUISITIONS

  See Note 17 regarding an acquisition which took place subsequent to year-end.

  On March 31, 2003, the Company acquired the outstanding shares of Verdot Industrie of Riom, France for approximately $6 million. The Company has included these operations in its Life Science segment. The Company has completed its evaluation of purchased assets, including intangible assets, and liabilities and has not assigned any value to goodwill.

  On June 28, 2002, the Company purchased for cash the microarray and robotics technologies business of Virtek Biotech Inc., a subsidiary of Virtek Vision International Inc. of Waterloo, Ontario, Canada.
  Bio-Rad acquired the assets, including intangible assets, for approximately $7 million and has included these operations in its Life Science segment. The Company did not assign any value to goodwill.

  In July 2001, the Company acquired all the outstanding shares of Helix, Inc., a manufacturer of diagnostic products for the autoimmune market. The business combination was recorded using the purchase method. The acquisition cost was not material but did include a premium in excess of the net assets acquired.

  3.  DIVESTITURE

  In October 2001, the Company sold the assets and certain liabilities of the Company's spectroscopy business to Digilab LLC. In 2001, the Company recorded a $4.5 million non-cash pre-tax charge reflecting the estimated impact of its intent to sell the spectroscopy instrument business and the Company had a write-down of $0.7 million on the value of a related production facility.

  4.  INVESTMENTS

  The Company purchased shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries for approximately $10.4 million in 2003. The Company accounts for this investment on the cost method.

  In December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company. At December 31, 2003, Bio-Rad held approximately 13% of the outstanding stock of IL. A privately held company based in Spain controls approximately 84% of the outstanding stock of IL. The most recently filed financial statements for IL are as of November 30, 2002.

  Based on a combination of many factors, including the lack of current financial information and IL's continued losses, the Company has determined that its investment has been other than temporarily impaired. The Company recorded a $9.4 million write-down of its investment in IL during 2001. As of December 31, 2002, the Company valued its investment in IL at $6.4 million. This amount reflects a $3.0 million write-down from December 31, 2001, which has been recorded in Other, net. As of December 31, 2003 the value of $6.4 million remains the Company's expected value of its investment. Although management believes that this investment is realizable, there is a possibility that future events may cause further impairment of this investment.

  5.  GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

  In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of goodwill and other intangible assets subsequent to their acquisition, provides that intangible assets with finite useful lives will be amortized, and that goodwill and intangible assets with indefinite lives will not be amortized. The provisions of the standard also require goodwill to be tested at least annually for impairment.

  The Company adopted SFAS No. 142 on January 1, 2002. At that date, the Company stopped the amortization of goodwill, with a net carrying value of $77.7 million, and annual amortization of approximately $8 million that had resulted from purchases of businesses completed prior to the adoption of SFAS No. 141. The transition impairment test for goodwill was performed as of January 1, 2002. No impairment loss was recorded in fiscal 2003 or 2002. Additionally, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. As a result of the Company's analysis, no reclassification of intangible assets to goodwill was required.

  Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net income and net income per share would have been as follows (in millions, except per share data):
                                         -------------------------------------
                                                Year Ended December 31,
                                            2003         2002          2001
                                        (as reported) (as reported) (pro forma)
                                         ----------    ----------   ----------

  Reported net income                     $  76.2       $ 67.9       $  44.2
  Add back goodwill amortization,
    net of tax                                 --           --           5.3
                                            -----        -----         -----
  Pro forma adjusted net income           $  76.2       $ 67.9       $  49.5
                                            =====        =====         =====
  Basic earnings per share:
  Reported basic earnings per share       $  3.00       $ 2.70       $  1.79
  Goodwill amortization, net of tax            --           --          0.21
                                            -----        -----         -----
  Pro forma adjusted basic earnings
    per share                             $  3.00       $ 2.70       $  2.00
                                            =====        =====         =====
  Diluted earnings per share:
  Reported diluted earnings per share     $  2.90       $ 2.61       $  1.74
  Goodwill amortization, net of tax            --           --          0.21
  Pro forma adjusted diluted                -----        -----         -----
    earnings per share                    $  2.90       $ 2.61       $  1.95
                                            =====        =====         =====

  The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows (in millions):

                               -------------------------------------
                                   Life       Clinical      Other
                                  Science   Diagnostics  Operations
                               -------------------------------------
      December 31, 2001         $   29.7    $   46.6     $   1.4
      Tax adjustments               (3.9)       (4.3)         --
                                    ----        ----        ----
      December 31, 2002         $   25.8    $   42.3     $   1.4
                                    ====        ====        ====
      December 31, 2003         $   25.8    $   42.3     $   1.4
                                    ====        ====        ====

  Goodwill balances and goodwill amortization have been included in corporate for segment reporting purposes in Note 15.

  The Company has no intangible assets with indefinite lives.
  Information regarding the Company's identifiable purchased intangible assets is as follows (in millions):

                            December 31, 2003
             --------------------------------------------------
               Average       Carrying    Accumulated
              Useful Life      Amount    Amortization     Net
             --------------------------------------------------
  Patents       16 years      $  4.2      $  0.4      $   3.8
  Other          6 years         9.9         1.4          8.5
                                ----        ----         ----
  Total                       $ 14.1      $  1.8      $  12.3
                                ====        ====         ====

                            December 31, 2002
             --------------------------------------------------
               Average       Carrying    Accumulated
              Useful Life      Amount    Amortization     Net
             --------------------------------------------------
  Patents       16 years      $  3.5      $  0.1       $  3.4
  Other          5 years         2.3         0.2          2.1
                                ----        ----         ----
  Total                       $  5.8      $  0.3       $  5.5
                                ====        ====         ====


  Recorded intangible asset amortization expense for the years ended December 31, 2003 and 2002 was $1.3 million and $0.3 million, respectively. Estimated intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2004, 2005, 2006, 2007, and 2008 is $1.6 million, $1.6 million, $1.6 million, $1.7 million and $1.3 million, respectively.

  6.    NOTES PAYABLE AND LONG-TERM DEBT

  Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $40.4 million, of which $30.2 million was unused at December 31, 2003. At December 31, 2002 these lines aggregated approximately $30.9 million, of which $24.2 million was unused. The weighted average interest rate on these lines was 8.1% and 9.1% at December 31, 2003 and 2002, respectively. Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

  The principal components of Long-term debt are as follows (in millions):

                                          December 31,
                                         2003      2002
                                      --------------------
  Senior Subordinated Notes            $  225.0  $ 105.3

  Other debt                                 --      1.1
  Capitalized leases                        1.0      0.2
                                          -----    -----
                                          226.0    106.6
  Less current maturities                  (0.2)    (0.8)
                                          -----    -----
  Long-term debt                       $  225.8  $ 105.8
                                          =====    =====

  In August 2003, the Company sold $225.0 million principal amount of Senior Subordinated Notes due 2013. The notes pay a fixed rate of interest of 7.5% per year. The Company has the option to redeem any or all of the notes at any time prior to August 15, 2008 at a redemption price equal to 100% of the principal amount of the notes plus the "applicable premium" (as defined by the indenture) plus accrued and unpaid interest and certain other charges. The notes may be redeemed in whole or in part after August 15, 2008 and before August 15, 2009 at a redemption price of 103.75%; after August 15, 2009 and before August 15, 2010 at a redemption price of 102.50%; for the interim period to August 15, 2011 at 101.25%; thereafter at 100%. The Company's obligations under the notes are not secured and rank junior to all the Company's existing and future senior debt.

  Through July 2003, the Company repurchased in the open market $17.3 million (par value) of its Senior Subordinated Notes due in 2007 at an expense, including interest, unamortized issue costs and unamortized original issue discount of $2.5 million. The remaining $88.7 million (par value) of Senior Subordinated Notes due in 2007 were tendered and repurchased with a portion of the proceeds from the sale of the 7.5% Senior Subordinated Notes at an expense, including interest, unamortized issue costs and unamortized original discount of $11.6 million. This expense is included in interest expense.

  During 2003, the Company also negotiated a new five-year $150.0 million revolving credit facility to replace its $100.0 million revolving credit facility. The new credit facility is secured by substantially all of the Company's personal property assets and the assets of its domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries. It is guaranteed by all of its existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility). The Company terminated its existing credit facility simultaneously with the closing of its new facility. Interest varies upon a number of factors including the duration of the specific borrowing and is based upon either the Eurodollar, the Federal Funds effective or the Company corporate based rate.

  The new credit facility and the Senior Subordinated Notes require the Company, among other things, to comply with certain financial ratios and covenants. These covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test. There are also restrictions on the Company's ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt. The Company was in compliance with all financial ratios as of December 31, 2003.

  Maturities of long-term debt at December 31, 2003, are as follows:
  2004 - $0.2 million; 2005 - $0.3 million; 2006 - $0.2 million;
  2007 - $0.2 million; 2008 - $0.1 million; thereafter - $225.0 million.

  7.  INCOME TAXES

  The U.S. and international components of income (loss) before taxes are as follows (in millions):
                                            -----------------------------
                                               Year Ended December 31,
                                               2003      2002      2001
                                            -----------------------------
  U.S.                                       $  42.8  $   37.6  $   (4.8)
  International                                 70.9      66.8      69.8
                                               -----     -----     -----
  Income before taxes                        $ 113.7  $  104.4  $   65.0
                                               =====     =====     =====

  The provision (benefit) for income taxes consists of (in millions):
                                            -----------------------------
                                              Year Ended December 31,
                                              2003       2002      2001
                                            -----------------------------
  Current:
    U.S. Federal                          $    8.3   $  11.8   $    2.8
    International                             33.5      30.8       23.7
    U.S. State                                 1.1       1.0        0.4
                                             -----     -----      -----
                                              42.9      43.6       26.9
  Deferred:
    U.S. Federal                          $   (3.0)  $  (2.3)   $   0.2
    International                             (1.8)     (4.2)      (5.3)
    U.S. State                                (0.6)     (0.6)      (1.0)
                                             -----     -----      -----
                                              (5.4)     (7.1)      (6.1)
                                             -----     -----      -----
  Provision for income taxes              $   37.5   $  36.5    $  20.8
                                             =====     =====      =====

  The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:
                                            -----------------------------
                                               Year Ended December 31,
                                               2003      2002     2001
                                            -----------------------------
  U. S. statutory tax rate                       35%       35%      35%

  State taxes, net of
    federal income tax benefit                   --        --       (1)
  Foreign Sales Corporation/EIE
    tax benefit                                  (2)       (2)      (4)
  Difference between U.S. and
    foreign tax rates (net of
    foreign tax credits)                         (1)        2      (10)
  Loss carryforwards utilized                    --        (1)      (1)
  Amortization of goodwill                       --        --        4
  Foreign losses not benefited                    1         2        1
  Capital loss not benefited                     --         1        5
  Increase(decrease) in tax reserves             (1)       (1)       3
  Other                                           1        (1)      --
                                               ----      ----     ----
  Provision for income taxes                     33%       35%      32%
                                               ====      ====     ====


  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows (in millions):

                                              Year Ended
                                             December 31,
                                         --------------------
                                            2003       2002
                                         --------------------
  Deferred tax assets:
    Reserves for obsolete inventory,
      warranty, royalty and bad debts     $   17.7   $ 11.5
    Elimination of intercompany profit         9.4      7.8
    Retirement reserve and vacation pay        7.8      5.5
    Tax benefit of loss carryforwards          8.4      8.5
    Basis difference in investment             4.1      4.1
    State tax credit carryforward              5.2      4.5
    Other                                      8.3      8.1
                                             -----    -----
                                              60.9     50.0
  Valuation allowance                        (14.4)   (12.9)
                                             -----    -----
  Deferred tax assets                     $   46.5   $ 37.1
                                             =====    =====

  Deferred tax liabilities:
    Deferred gain on condemnation         $    6.1   $  2.9
    Foreign exchange unrealized gain           3.4       --
    Development cost of Hercules facility      1.3      1.5
    Other                                      3.2      5.4
                                             -----    -----
  Deferred tax liabilities                $   14.0   $  9.8
                                             =====    =====

  At December 31, 2003, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $12.1 million. A portion of these loss carryforwards will expire in the following years: 2007 - $0.1 million; and 2008 - $0.1 million. The remainder of these loss carryforwards have no expiration date. The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

  At December 31, 2003, Bio-Rad had an unutilized domestic net operating loss carryforward of $14.7 million. The loss carryforward will expire in the year 2018. The utilization of the loss carryforward is limited to Bio-Rad's domestic taxable income. At December 31, 2003, Bio-Rad had a California tax credit carryforward of $5.2 million. The credit carryforward has no expiration date. The utilization of the tax credit carryforward is limited to the extent Bio-Rad has California taxable income.

  The valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2003 was an increase of $1.5 million, primarily resulting from an increase in foreign loss carryforwards whose utilization is uncertain. The net change in 2002 was a decrease of $4.4 million primarily resulting from the utilization of tax loss carryforwards.

  Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $163 million at December 31, 2003, were remitted to the U.S. parent company. Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations. The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

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

  9.  STOCK OPTION AND PURCHASE PLANS

  STOCK OPTION PLANS

  The Company maintains stockholder approved incentive and non-qualified stock option plans for officers and certain other key employees. No options have been issued to non-employees.

  Under the Amended 1994 Stock Option Plan, the Company may grant options to its employees for up to 3,550,000 shares of common stock provided that no option shall be granted after March 1, 2004. Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant. Generally, options granted have a term of 10 years and vest in increments of 25% per year over a four-year period on the yearly anniversary date of the grant. For options granted after January 1, 2001, options vest in increments of 20% over a five-year period on the yearly anniversary date of the grant. At December 31, 2003, 918,545 shares remain available to be granted.

  In April of 2003, stockholders approved the 2003 Stock Option Plan of Bio-Rad Laboratories, Inc. (the Plan). The Plan authorizes the grant to employees of incentive stock options and non-qualified stock options. A total of 1,675,000 shares have been reserved for issuance and may be of either Class A or Class B Common Stock. No options have been granted from this plan during 2003.

  Pro forma compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes method. For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. There were no options granted in 2001.

  The fair value of options granted was estimated using the Black-Scholes model with the following weighted average assumptions:

                                -------------------
                                    Year Ended
                                   December 31,
                                -------------------
                                  2003      2002
                                -------------------
  Expected volatility               37%       35%
  Risk-free interest rate         2.65%     3.99%
  Expected life (in years)         4.2       4.2
  Expected dividend                --         --


  See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.

Activity under the 1994 Plan is summarized below (amounts reported in the Price columns represent the weighted average exercise price):

                                                   Year Ended December 31,
                                             2003                2002                2001
                                   -------------------------------------------------------------
                                      Shares      Price    Shares    Price    Shares      Price
                                   -------------------------------------------------------------
Outstanding at beginning of year    1,591,832  $  15.84  1,572,701 $  11.80  1,921,778  $  11.90
Granted                               302,993     35.71    379,500     28.8         --        --
Exercised                            (222,699)    12.58   (350,549)   11.67   (287,622)    12.81
Forfeited                             (89,211)    16.57     (9,820)   10.90    (36,385)    10.61
Expired                                    --        --         --       --    (25,070)    13.06
                                    ---------            ---------           ---------
Outstanding at end of year          1,582,915  $  20.04  1,591,832 $  15.84  1,572,701  $  11.72

Options exercisable at year-end       780,415  $  13.22    677,149 $  12.39    672,266  $  12.60
                                    =========            =========           =========

Weighted average fair value of
options granted during the year        $11.85                $9.75               $  --
                                       ======                =====               =====

     The following summarizes information about stock options outstanding at December 31, 2003:
                             Options Outstanding                  Options Exercisable
                 ---------------------------------------------------------------------------------
                     Number         Weighted Average      Weighted        Number       Weighted
    Range of       Outstanding         Remaining          Average      Exercisable     Average
Exercise Prices    at 12/31/03      Contractual Life   Exercise Price  at 12/31/03  Exercise Price
--------------------------------------------------------------------------------------------------
$  9.50  - $11.31      453,561         5.87 years       $  10.72         319,192     $    10.69
$ 11.57  - $15.82      459,691         4.33                12.71         378,540          12.85
$ 16.32  - $35.50      585,530         8.08                30.67          82,283          24.65
$ 36.00    $39.60       84,133         8.74                36.30             400          37.23
                     ---------                                           -------
                     1,582,915         6.39                20.04         780,415          13.22
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

  The Company sold 71,314 shares for $2.4 million, 66,992 shares for $1.8 million and 88,982 shares for $1.2 million under the plan to employees in 2003, 2002 and 2001, respectively. The weighted average fair value of purchase rights granted in 2003, 2002 and 2001 was $9.76, $8.41 and $4.48, respectively. At December 31, 2003, 269,239 shares remain authorized under the plan.

  The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions:

                                   Year Ended December 31,
                                ----------------------------
                                  2003      2002      2001
                                ----------------------------
  Expected volatility             41.86%   44.19%    44.44%
  Risk-free interest rate           .93%    1.58%     3.99%
  Expected life (in years)          .25      .25       .25
  Expected dividend                  --       --        --

  See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.


  10. EARNINGS PER SHARE

  Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options of 894,000, 917,000 and 794,000 shares for the years ended December 31, 2003, 2002 and 2001, respectively.

  There were no anti-dilutive shares for 2003 and 2002 and 2001.

  11.  OTHER INCOME AND EXPENSE

  Other, net includes the following income and (expense) components
  (in millions):

                                     Year Ended December 31,
                                 ----------------------------
                                     2003     2002     2001
                                 ----------------------------
  Write-down of investments       $    --  $  (5.0) $ (10.9)
  Interest income                     2.1      4.0      1.3
  Miscellaneous other items            .9      1.7     (0.4)
                                     ----     ----     ----
  Other, net                      $   3.0  $   0.7  $ (10.0)
                                     ====     ====     ====

  12.  SUPPLEMENTAL CASH FLOW INFORMATION

  The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

                                                   Year Ended December 31,
                                                ----------------------------
                                                   2003      2002     2001
                                                ----------------------------
  Net income                                     $  76.2   $  67.9  $  44.2
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation                                    40.0      36.9     32.6
    Amortization                                     2.0       1.1      8.7
    Foreign currency hedge transactions, net        15.0       2.3     (0.4)
    Gains on dispositions of marketable
     securities                                     (0.3)     (0.1)    (0.2)
    Decrease(increase)in accounts receivable, net   10.0      (0.7)   (22.6)
    Increase in inventories, net                    (8.2)    (16.2)   (14.0)
    Increase in other current assets               (14.2)    (12.1)    (3.6)
    Increase (decrease) in accounts payable
     and other current liabilities                  (1.6)     13.0     11.9
    Increase (decrease) in income taxes payable     (5.6)     (6.9)    17.6
    Increase (decrease) in deferred taxes           (8.0)     13.7     (1.7)
    Loss on sale of spectroscopy business and
     write-down of investments                        --       5.0     15.4
    Debt retirement costs on 11-5/8% bonds           9.5        --       --
    Other                                           12.8       1.9     11.6
                                                   -----     -----    -----
  Net cash provided by operating activities      $ 127.6    $105.8    $99.5

  13.  COMMITMENTS AND CONTINGENT LIABILITIES

  RENTS AND LEASES

  Net rental expense under operating leases was $23.0 million in 2003, $19.5 million in 2002 and $15.8 million in 2001. Leases are principally for facilities and automobiles.

  Annual future minimum lease payments at December 31, 2003, under operating leases are as follows: 2004 - $18.7 million; 2005 - $13.5 million; 2006 - $8.4 million; 2007 - $6.1 million; 2008 - $3.2 million;
  subsequent to 2008 - $2.9 million.

  DEFERRED PROFIT SHARING RETIREMENT PLAN

  The Company has a profit sharing plan covering substantially all U.S. employees. Contributions are made at the discretion of the Board of Directors. Bio-Rad has no liability other than for the current year's contribution. Contributions charged to income were $6.5 million, $4.8 million and $4.7 million in 2003, 2002 and 2001, respectively.

  FOREIGN EXCHANGE CONTRACTS

  The Company enters into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables. At December 31, 2003, the Company had contracts maturing in January through March 2004 to sell foreign currency with a nominal value of $96.7 million and an unrealized loss of $0.1 million. Contracts to purchase foreign currency had a nominal value of $26.9 million with an unrealized loss of $0.1 million.

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

  LETTERS OF CREDIT

  In the ordinary course of business, the Company is at times required to post letters of credit. These letters of credit are required by certain insurance companies to ensure payments of certain charges. The Company was contingently liable for approximately $4.6 million of standby letters of credit with banks as of December 31, 2003.

  TAXES

  Settlement of open tax years, as well as tax issues in other countries where the Company conducts its business, are not expected to have a material effect on the consolidated financial position or liquidity of the Company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

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

  The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market. These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians office laboratories, transfusion laboratories, and insurance and forensic testing laboratories.

  The remainder of the Company's former Analytical Instruments segment is included in Other Operations. The material product lines of this segment have been sold.

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

  Information regarding industry segments at December 31, 2003, 2002 and 2001 and for the years then ended is as follows (in millions):
                                            Life     Clinical    Other
                                          Science  Diagnostics  Operations
                                 ------------------------------------------

  Segment net sales               2003   $   480.0  $   514.8  $   8.6
                                  2002       429.5      455.4      7.8
                                  2001       379.2      417.9     20.4

  Allocated interest expense      2003   $     6.7  $     9.6  $   0.1
                                  2002         8.8       12.4      0.1
                                  2001         9.3       14.3      0.5

  Depreciation and amortization   2003   $    10.3  $    29.2  $   0.3
                                  2002         8.3       27.4      0.2
                                  2001         7.2       26.2      0.4

  Segment profit (loss)           2003   $    71.5  $    59.8  $  (0.2)
                                  2002        75.2       41.9     (1.6)
                                  2001        72.8       27.3     (5.3)

  Segment assets                  2003   $   252.7  $   379.5  $   5.0
                                  2002       225.1      336.4      4.7
                                  2001       194.2      302.2      3.4

  Capital expenditures            2003   $    36.2  $    30.7  $   0.1
                                  2002        10.9       29.7      0.1
                                  2001        10.0       23.9      0.1

  The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters. The following reconciles total segment profit to consolidated income before taxes (in millions):

                                        Year Ended December 31,
                                    --------------------------------
                                         2003      2002      2001
                                    --------------------------------
  Total segment profit               $  131.1  $  115.5  $   94.8
  Other, net                              3.0       0.7     (10.0)
  Loss on divestitures                     --        --      (5.2)
  Goodwill amortization                    --        --      (7.7)
  Foreign exchange losses                (4.1)     (5.4)     (2.1)
  Costs related to bond redemption      (14.6)     (6.9)       --
  Net corporate operating, interest
    and other income and expense
    not allocated to segments            (1.7)      0.5      (4.8)
                                       ------    ------    ------
  Consolidated income before taxes   $  113.7  $  104.4  $   65.0

  The following reconciles total segment assets to consolidated total assets (in millions):
                                                       December 31,
                                                   --------------------
                                                      2003      2002
                                                   --------------------
  Total segment assets                              $ 637.2  $  566.2
  Cash and other current assets                       247.1      87.6
  Net property, plant and equipment excluding
   segment specific gross machinery and equipment     (34.3)    (45.8)
  Goodwill                                             69.5      69.5
  Other long-term assets                               67.4      43.2
                                                      -----     -----
  Total assets                                      $ 986.9  $  720.7
                                                      =====     =====

  The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

                                                  Year Ended December 31,
                                             --------------------------------
                                                  2003      2002      2001
                                             --------------------------------
  Europe                                      $   441.4   $  368.6  $  341.7
  Pacific Rim                                     167.0      151.9     127.5
  United States                                   344.6      320.4     296.9
  Other(primarily Canada and Latin America)        50.4       51.8      51.4
                                                -------    -------    ------
  Total sales                                 $ 1,003.4  $   892.7  $  817.5
                                                =======    =======    ======


  The following presents long-lived assets by geographic area based upon the location of the asset (in millions):
                                                    Year Ended December 31,
                                               ------------------------------
                                                    2003     2002      2001
                                               ------------------------------
   Europe                                         $  48.4  $  31.8   $  25.3
   Pacific Rim                                        7.5      7.2       6.4
   United States                                    254.4    216.2     217.0
   Other(primarily Canada and Latin America)          5.7      5.2       4.5
                                                    -----    -----     -----
   Total long-lived assets                        $ 316.0  $ 260.4   $ 253.2
                                                    =====    =====     =====

  16.  QUARTERLY FINANCIAL DATA - (UNAUDITED)

  Summarized quarterly financial data for 2003 and 2002 are as follows (in millions, except per share data):

                             -------------------------------------------
                                 First     Second     Third     Fourth
                                Quarter    Quarter   Quarter    Quarter
  2003                       -------------------------------------------
  ----
  Net sales                    $    246.0 $   243.5  $ 247.7  $  266.2
  Gross profit                      142.7     136.4    137.4     148.9
  Net income                         26.4      21.0      9.7      19.1
  Basic earnings per share     $     1.04 $    0.83  $  0.38  $   0.75
  Diluted earnings per share   $     1.01 $    0.80  $  0.37  $   0.73

  2002
  ----
  Net sales                    $    210.2 $   214.6  $ 224.9  $  243.0
  Gross profit                      121.3     122.3    129.0     136.9
  Net income                         18.8      16.2     16.6      16.3
  Basic earnings per share     $     0.75 $    0.65  $  0.66  $   0.64
  Diluted earnings per share   $     0.73 $    0.62  $  0.64  $   0.62



  17.  SUBSEQUENT EVENT

  On March 4, 2004, the Company purchased for cash the controls business of Hematronix, Inc. of Plano, Texas. Bio-Rad acquired tangible and intangible assets of approximately $17 million and assumed certain liabilities.

  INDEPENDENT AUDITORS' REPORT


  TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
  BIO-RAD LABORATORIES, INC.

  We have audited the accompanying consolidated balances sheets of Bio-Rad Laboratories, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income,
  stockholders' equity, and cash flows for the years then ended.   These
  financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 4, 2002, (February 6, 2002, as to a subsequent event).

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

  As discussed in Note 5 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

  As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 5, these consolidated financial statements have been revised to include the transitional disclosures required by SFAS No. 142, "Goodwill and Other Intangible Assets", which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per share amounts. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.


  /s/ DELOITTE & TOUCHE LLP
  -------------------------
  San Francisco, California
  March 10, 2004

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

  Overview. We are a multinational manufacturer and worldwide distributor of Life Science research and Clinical Diagnostics products. Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics. We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, industry, education and government customers worldwide. We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components. Because our customers require replication of results from experiments and tests, we estimate that approximately 70% of our revenues are recurring. Approximately 34% of our 2003 consolidated net sales are from the United States and approximately 66% are international sales largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling. As a result, our consolidated sales expressed in dollars benefit when the US dollar weakens and suffers when the dollar strengthens in relation to other currencies. Currency fluctuations benefited our consolidated sales expressed in U.S. dollars in 2003 and, to a lesser extent, 2002 sales as well. The market for reagents and apparatus remains good as growth rates have slowed in the global economic downturn but have not turned negative. The market for large capital equipment in 2002 and 2003 declined from prior periods, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending. Bio-Rad is generally less impacted by capital spending as lower cost reagents and apparatus comprise more than 70% of product sales.

  The following shows gross profit and expense items as a percentage of net sales:

                                                  Year Ended December 31,
                                                   2003    2002      2001
                                                 --------------------------
  Net sales                                       100.0   100.0      100.0
   Cost of goods sold                              43.7    42.9       44.3
                                                  -----   -----      -----
  Gross profit                                     56.3    57.1       55.7
  Selling, general and administrative expense      32.4    32.4       32.4
  Product research and development expense          9.4     9.3       9.4
  Net income                                        7.6     7.6       5.4

  We intend that the discussion of our financial condition and results of operations that follow will assist you in understanding how accounting principles, policies and estimates effect our results, and the significant factors that caused changes in our operations and financial position for the years ended December 31, 2003 and 2002.

  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

  The accompanying discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. The Company evaluates its estimates on an on-going basis. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, future events are subject to change and the best current estimates and assumptions routinely require adjustment. Actual results could differ from these estimates.

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

  Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a valuation allowance of $14.4 million and $12.9 million as of December 31, 2003, and 2002 respectively due to uncertainties related to the Company's ability to utilize some of the deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income by jurisdiction in which Bio-Rad operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting Bio-Rad's financial position. Should realization of these deferred assets previously reserved occur, the tax provision would decrease, raising income and positively impacting Bio-Rad's financial position.

  Valuation of Long-lived and Intangible Assets and Goodwill. The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Projected future operating results and cash flows of the reporting units were used to establish the fair value used in evaluating the carrying value of the associated goodwill. Factors the Company considers important which could trigger an impairment review include the following:

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

  In 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) became effective. The Company adopted SFAS No. 142 and ceased to amortize approximately $77.7 million of goodwill. The Company had recorded approximately $7.7 million of amortization on these amounts during 2001. In lieu of amortization, the Company is required to perform an annual impairment review of goodwill. For the years 2002 and 2003 that review indicated no impairment had taken place. However, there can be no assurance that a material impairment charge will not be recorded in future periods.

  Valuation of Inventories.   The Company values inventory at the lower of
  the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months. In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company makes efforts to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

  CORPORATE RESULTS -- SALES, MARGINS AND EXPENSES

  Bio-Rad net sales for the year 2003 were $1,003.4 million, an increase of 12.4% over the prior year. The impact of a weakening US dollar throughout the year provided growth from net foreign currency denominated sales of approximately 8.7% for the full year.

  The Life Science segment had sales growth of 11.8% in 2003, benefiting from an approximate 8.8% increase due to foreign exchange. Sales declined on a currency neutral basis for food safety as our competitors significantly lowered their average per test sales asking price necessitating Bio-Rad to also lower its average per test sales price. The microscopy product line sales declined as Bio-Rad entered into an agreement to sell its product line to a competitor. The sale is currently being reviewed by the United Kingdom's Competition Commission and their ruling is presently not expected for several months.

  The Clinical Diagnostics segment had sales growth of 13.0% in 2003, benefiting from an approximate 8.6% increase due to foreign exchange. Product lines providing the 4.4% of currency neutral sales growth were quality control products and blood virus products. Quality control products grew particularly well in North America and Europe. Blood virus products grew in Europe.

  Bio-Rad net sales for the year 2002 were $892.7 million, an increase of 9% over the prior year. The impact of a weakening US dollar provided growth from foreign currency denominated sales of less than 1% for the full year. Overall growth for Bio-Rad exceeded 11% on a currency neutral basis when adjusted for the spectroscopy product line divestiture.

  The Life Science segment had sales growth of 13% in 2002, benefiting 1% due to foreign exchange. The majority of growth was provided by consumables. Modest growth was achieved by apparatus, and instrument sales declined year over year.

  The Clinical Diagnostics segment achieved sales growth of 9% in 2002, again benefiting 1% due to foreign exchange. Contributing product lines included diabetes, autoimmune, quality control products, and blood virus products.

  The 2003 consolidated gross margins declined to 56.3% from 57.1% in the prior year. The decline in gross margin for the Life Science segment accounted for the entire decline for the Company as a whole. The food safety product line accounted for the majority of the decline as average selling price declined and costs to automate customer testing procedures were not recovered in an attempt to protect the Company's existing market share. Life Science manufacturing overhead costs also increased as planned spending levels exceeded the planned activity levels resulting in less efficient overhead absorption. Life Science management plans to limit the growth in overhead costs in the near term, but during early 2004 may incur some additional costs involved in both the relocation of facilities and installation of new manufacturing systems. Clinical Diagnostic gross margins improved by approximately one-half of one percent. Spending increases below the rate of sales growth have generally aided the small improvement in Clinical Diagnostic margins.

  The 2002 consolidated gross margins improved to 57.1% from 55.7% in the prior year. Life Science gross margins improved over 2001 approximately 0.3% based largely on sales mix as consumables and apparatus with higher margins than instruments comprised a greater portion of the total sales volume. Clinical Diagnostics gross margins improved over 2001 from lower manufacturing overhead spending and a decrease in provisions for obsolete inventory. The divestiture of the spectroscopy product line also helped contribute as it historically operated at a much lower gross margin than the Company as a whole.

  Consolidated selling, general and administrative (SG&A) expense increased in line with the rate of sales growth, to end the year at

  32.4% of sales, the same percentage as for the years ended 2002 and 2001. The Life Science segment added expenses at a rate of growth higher than sales. Areas of emphasis were selling and marketing efforts in the segment's protein function, protein separation and gene expression product lines. SG&A expenses were not reduced in food safety as a means to respond in the short term to competitive pressures maintaining Bio-Rad's market leading position. The Clinical Diagnostics segment grew SG&A at a lower rate than sales growth and accounts in large part for their improved segment profitability. The Company also made investments in financial and tax compliance to improve future profitability. The Company anticipates some additional expenses related to Financial Reporting and its annual audits as 2004 will be the first year of mandatory external auditor certification for compliance with
  Section 404 of the Sarbanes-Oxley Act.

  In 2002, consolidated selling, general and administrative expense remained unchanged from the prior year at 32.4% of sales. Spending increased in absolute dollars in both Life Science and Clinical Diagnostics. The areas where increases were the largest were in Europe to support the growth that began in 2001 through the current year. The Company also increased its involvement in Eastern Europe. Asia, excluding Japan, was a second area of emphasis in 2002 for Bio-Rad. The Company sees an opportunity to increase sales through greater penetration and increasing its direct involvement with the customer.

  Product research and development expense (R&D) in 2003 rose to 9.4% of sales. In absolute dollars each segment had growth with Life Science increasing slightly more than Clinical Diagnostics. Increased efforts in Life Science concentrated on proteomics, process chromatography, food testing and microarray technology. Clinical Diagnostics efforts are concentrating on automation for the serology, autoimmune and blood virus product lines as well as the expansion and enhancement of the segment's quality control products and blood virus diagnostic tests. Bio-Rad plans to reinvest between 9% and 10% of sales in research and development annually to support continued sales growth.

  Product research and development expense in 2002 increased by 8.4% just below the rate of sales (9.2%). The majority of the increase in absolute dollar spending was in the Life Science segment to support development activities in the areas of proteomics, amplification, food testing, microarray technology and process chromatography.

  In 2002, Clinical Diagnostics R&D remained unchanged. Areas of emphasis for Clinical Diagnostics included blood screening, autoimmune testing, genetic disorders and expanded offerings for the quality control product line.

  CORPORATE RESULTS - NON-OPERATING ITEMS

  Interest expense increased to $31.0 million in the year 2003. Included in the current year's interest cost is $14.6 for the open market repurchase and tendering of $106.0 million of Bio-Rad's 11-5/8% Senior Subordinated Notes due 2007 and the refinancing of the Company's primary credit facility. These costs include a premium to repurchase the notes, and the expensing of unamortized debt issue costs and original issue discount.

  When compared to 2001, interest expense increased to $28.2 million in 2002 and included $6.9 million of costs associated with the open market repurchase of $43.9 million of the Company's Senior Subordinated Notes.

  Over the two year period Bio-Rad has seen a decline in borrowing rates on its variable rate debt. During the period January 2002 through August 2003, Bio-Rad had a consistent general decline in borrowed funds as it repaid debt that originated from its acquisition of Pasteur Sanofi Diagnostics in October 1999.

  Foreign exchange losses for 2003 decreased by $1.4 million when compared to the year 2002. During 2002 Bio-Rad had atypical currency losses on unhedged intercompany receivables from Brazil and Russia. For the full year 2003 Bio-Rad hedged a substantial portion of its Brazilian intercompany receivable which successfully avoided exposure to currency changes. As a result, the additional cost of hedging was greater than 2002, offsetting a significant portion of the improvement. All years include the net cost of Bio-Rad's hedging program for the established European, Asian and North America currencies.

  Bio-Rad's consolidated effective tax rate was 33%, 35% and 32% in 2003, 2002 and 2001, respectively. The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits, and foreign tax credits. The effective tax rate declined in 2003, primarily as a result of the utilization of unbenefited tax loss carryforwards, most notably in Brazil.

  FINANCIAL CONDITION

  Historically, the Company's principal capital requirement was for working capital to fund its internal growth. As a result of the obligations undertaken in relation to the acquisition of Pasteur Sanofi Diagnostics, the Company became highly leveraged with a debt to equity ratio at year-end 1999 of 119%. Since that time and up to Bio-Rad's decision in August 2003 to secure $225 million in long-term capital in the form of 7.5% debentures, the Company had improved its overall liquidity reducing its debt to equity ratio at July 31, 2003 to 22%.

  At December 31, 2003, the Company had available $148.6 million in cash and cash equivalents, $30.2 million under the international lines of credit and $150.0 million under the restated and amended Revolving Credit Facility signed September 5, 2003. Management believes that this availability, together with cash flow from operations, will be adequate to meet the Company's current objectives for operations, research and development, capital additions for plant, equipment and systems and an acquisition or acquisitions with an accumulated value of approximately $200 million.

  CASH FLOW FROM OPERATIONS

  Net cash provided by operations was $127.6 million, $105.8 million and $99.5 million in 2003, 2002 and 2001 respectively. The integration of the Pasteur Sanofi Diagnostics acquisition, the introduction of new products (most notable the BSE test) and improved profitability in the Clinical Diagnostics segment have all contributed to the improved cash flow from operations for the Company.

  Consolidated net accounts receivable increased by $24.8 million or 11.9% over 2002. The impact of strengthening foreign currencies, in particular, the Euro versus the U.S. dollar, accounts for the majority of the increase. From December 31, 2002 to December 31, 2003 the Euro strengthened approximately 20%. European accounts receivable approximated 59% of the Company's year-end 2003 balance of total receivables. Overall, the Company experienced better collections as the number of days sales outstanding dropped slightly. Bio-Rad's management regularly reviews the allowance for uncollectable accounts receivable and believes net accounts receivable are fully realizable.

  Consolidated net inventory increased $23.9 million or 14.4% over 2002. Again, strengthening foreign currencies accounted for a majority ($15.2 million) of the increase in inventory value. Inventory growth in 2003 over 2002, unrelated to the foreign currency increase, was principally the result of inventory builds associated with a product distribution agreement starting more slowly than anticipated, a facility relocation completed in January 2004 and a purchase commitment for certain automated equipment which should begin shipping to customers in the second quarter of 2004. Inventory in the quality controls and process chromatography area are characterized by large batch sizes to meet customer specifications and pose an increased risk should either manufacturing processes or customer commitments change. Management routinely reviews the impact of obsolescence and market prices on current inventory caused by the introduction of new products, technologies and various pricing regulations.

  CASH FLOW FROM INVESTING ACTIVITIES

  Net capital expenditures in 2003 totaled $69.0 million compared to $42.2 million and $43.2 million in 2002 and 2001, respectively. The Company completed construction in January 2004 of the new facilities for manufacturing, laboratory, and general office use on Company owned land in the business park where Corporate headquarters, Life Science and Clinical Diagnostics group operations are now located. The estimated current cost of the facility is $25 million and complete occupancy will occur by the end of the first quarter of 2004. To December 31, 2003, approximately $24.8 million has been capitalized on this project of which $23.1 million was capitalized in the current year. A principal expenditure in all years was clinical diagnostic equipment placed with customers to be used with the Company's diagnostic reagents. For 2003 the amount represents $14.5 million of capital additions. The Company continues to invest in business systems to standardize distribution software and enhance data communication. Other expenditures were made for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices, (GMP) mandated by the Food and Drug Administration (FDA) for Clinical Diagnostics and other regulatory bodies as well as many customers of the Life Science group. It is anticipated that the European In Vitro Diagnostic Directive will increase the burden of compliance for the Company in Europe and will necessitate continued compliance expenditures of a capital nature.

  CASH FLOW FROM FINANCING ACTIVITIES

  The Company completed three significant financing transactions during 2003. These transactions were the completion of a new $150.0 million revolving credit facility, the placement of $225.0 million aggregate principal amount of Senior Subordinated Notes in a private offering and completion of a cash tender offer to retire all of its outstanding 11-5/8% Senior Subordinated Notes due in 2007.

  The new $150.0 million revolving credit facility is secured by substantially all of the Company's personal property assets and the assets of its domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of its existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility). The Company terminated its existing $100.0 million revolving credit facility prior to the closing of the new revolving credit facility. The interest rate varies due to a number of factors including the duration of the specific borrowing and is based upon either the Eurodollar, the Federal Funds effective or the Company corporate based rate. The Company will pay a commitment fee annually on the daily unused portion of the revolving credit facility.

  On August 11, 2003 the Company completed the sale of $225 million aggregate principal amount of its 7.5% Senior Subordinated Notes due 2013 in a private offering. The Company used $98.2 million of the net proceeds from this offering to fund the purchase of the outstanding 11-5/8% Senior Subordinated Notes due 2007 pursuant to a tender offer completed on September 30, 2003 with the remainder available for general corporate purposes, which may include acquisitions.

  The new Senior Subordinated Notes have been exchanged for the new 7.5% Exchange Notes that have been registered under the Securities Act of 1933, as amended, or applicable state securities laws. This transaction was completed on October 30, 2003, with the new Exchange Notes being virtually identical in all material respects to the 7.5% Senior Subordinated Notes originally issued only to qualified institutional buyers in reliance of Rule 144A and in offshore transactions pursuant to Regulation S under the Securities Act as amended.

  The Company completed a cash tender and consent solicitation for all of its outstanding 11-5/8% Senior Subordinated Notes due 2007. Holders received consideration of 110.625% of the principal amount of notes, which included a consent payment of 1.5% of the principal amount of the notes. In accordance with the terms of the indenture governing the notes, any notes not tendered were called for redemption, redeemed and the notes retired. This closes the last of the financings originally used to primarily fund the 1999 acquisition by Bio-Rad of Pasteur Sanofi Diagnostics from Sanofi Synthelabo and the Institut Pasteur.

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

  The Board of Directors has authorized the Company to repurchase up to $18 million of the Company's common stock over an indefinite period of time. Through December 31, 2003, the Company has cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million. The Company's credit agreements restrict the Company's ability to repurchase its own stock. There were no share repurchases made during 2002 or 2003. The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

  CONTRACTUAL OBLIGATIONS

  The following summarizes certain of our contractual obligations as of December 31, 2003 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

                                            Less
                                            than                   More
                                             One    1-3    3-5    than 5
  Contractual Obligations            Total  Year   Years  Years   Years
  -----------------------------------------------------------------------
  Long-term debt,
   including current portion (1)     226.0    0.2     0.5    0.3   225.0
  Operating lease obligations (2)     52.8   18.7    21.9    9.3     2.9
  Purchase obligations (3)            10.9    7.3     1.3    0.8     1.5
  Long-term liabilities               16.9     --     2.7    0.9    13.3

  (1) These amounts represent expected cash payments, include capital lease obligations and are included in our Consolidated Balance Sheets. See Note 6 of the Consolidated Financial Statements for additional information about our debt.
  (2) Operating lease obligations are described in Note 13 of the Consolidated Financial Statements.
  (3) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty.

  FINANCIAL RISK MANAGEMENT

  Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and, on occasion, interest rates. No derivative financial instruments are entered into for the purpose of speculating or trading. Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure. These derivative investments do not qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be included in reported earnings.

  Bio-Rad operates and conducts business in many countries and is exposed to movements in foreign currency exchange rates. Additionally, Bio-Rad's consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. Dollar. Foreign currency exposures are managed on a centralized basis by the Company's Treasury Department. This allows for the netting of natural offsets and lowers transaction costs and exposures. Bio-Rad currently makes more than 60% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another.

  Bio-Rad typically enters into forward exchange contracts to sell its foreign currency. Contracts primarily in British Sterling, Japanese Yen and the Euro, are entered into typically for 30 to 60 days. The costs are recognized in income monthly and generally are the reciprocal of the change in underlying assets. Bio-Rad does not hold any derivative contracts that hedge its foreign currency denominated net asset exposures.

  Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk. Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates. As of December 31, 2003, the Company's market risk was not significant.

  The Company's long-term debt consists mostly of fixed rate instruments. While the Company has used derivative instruments in the past, it did not hold any interest rate derivative contracts at December 31, 2003.