Form 10-K, Exhibit 13
period 2004-12-31
BIO RAD LABORATORIES INC
filed 2005-03-03
CIK 12208

Bio-Rad Laboratories, Inc.

Summary of Operations and Selected Financial Data (in thousands, except per share data)

	Year Ended,
	2004	2003	2002	2001	2000
Net sales	$ 1,090,012	$ 979,631	$ 865,006	$ 789,639	$ 700,664
Cost of goods sold	479,939	423,401	365,451	345,964	333,092

Gross profit	610,073	556,230	499,555	443,675	367,572
Selling, general and administrative expense	378,264	317,524	281,579	257,684	238,947
Product research and development expense	108,344	91,273	79,788	73,922	65,742
Purchased in-process research and development expense	14,620	--	--	--	--
Goodwill amortization	--	--	--	7,746	8,109
Loss (gain) on divestitures	--	--	--	5,150	(21,845)
Interest expense	20,219	31,006	28,207	24,088	30,612
Foreign exchange losses	2,394	4,080	5,441	2,097	420
Other (income) expense, net (1)	(11,095)	(3,012)	(678)	10,031	689
Income from continuing operations before taxes
and cumulative effect of change in accounting principle	97,327	115,359	105,218	62,957	44,898
Provision for income taxes	(31,035)	(38,055)	(36,692)	(20,132)	(13,423)

Income from continuing operations before cumulative
effect of change in accounting principle	66,292	77,304	68,526	42,825	31,475
Cumulative effect of change in accounting principle (2)	---	---	--	--	(710)
Income from continuing operations	66,292	77,304	68,526	42,825	30,765
Discontinued operations
Gain (loss) from discontinued operations (net of tax)	(1,487)	(1,133)	(663)	1,354	335
Gain on divestiture (net of tax)	3,437	--	--	--	--
Total income (loss) from discontinued operations	1,950	(1,133)	(663)	1,354	335
Net income	$ 68,242	$ 76,171	$ 67,863	$ 44,179	$ 31,100

Basic earnings per share:
Continuing operations before cumulative effect of
change in accounting principle	$ 2.58	$ 3.04	$ 2.73	$ 1.74	$ 1.29
Cumulative effect of change in accounting principle (2)	--	--	--	--	(0.03)
Discontinued operations	0.07	(0.04)	(0.03)	0.05	0.01
Basic earnings per share	$ 2.65	$ 3.00	$2.70	$ 1.79	$ 1.27

Diluted earnings per share:
Continuing operations before cumulative effect of
change in accounting principle	$ 2.51	$2.94	$2.63	$1.68	$1.29
Cumulative effect of change in accounting principle (2)	--	--	--	--	(0.03)
Discontinued operations	0.07	(0.04)	(0.02)	0.06	0.01
Diluted earnings per share	$ 2.58	$ 2.90	$ 2.61	$ 1.74	$ 1.27

Cash dividends paid per common share	--	--	--	--	--
Total assets	$1,392,002	$ 992,596	$720,703	$ 684,028	$ 646,278
Long-term debt, net of current maturities	$ 425,979	$ 225,835	$105,768	$ 188,423	$ 203,360

(1) See Note 11 to the consolidated financial statements for components of Other (income) expense, net.  Included in 2001 is a $9.4 million writedown of an investment.

(2) Cumulative effect of accounting change per SEC Staff Accounting Bulletin 101, on Revenue Recognition.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$ 195,734	$ 65,395
Short-term investments	165,899	83,247
Accounts receivable less allowance of
$13,406 in 2004 and $12,978 in 2003	261,243	234,085

Inventories, net:
Raw materials	44,950	38,783
Work in process	48,206	38,798
Finished goods	112,356	112,677
Total inventories	205,512	190,258

Deferred tax assets	34,492	31,056

Prepaid expenses and other current assets	48,344	51,357
Total current assets	911,224	655,398

Property, plant and equipment:
Land and improvements	9,959	9,882
Buildings and leasehold improvements	119,433	105,963
Equipment	321,215	273,121
Total property, plant and equipment	450,607	388,966
Accumulated depreciation	(248,283)	(209,843)
Property, plant and equipment, net	202,324	179,123

Goodwill	113,276	69,503
Purchased intangibles, net	58,638	12,251
Long-term deferred tax assets	26,544	21,218
Other assets	79,996	55,103

TOTAL ASSETS	$1,392,002	$ 992,596

 The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 71,194	$ 53,995
Accrued payroll and employee benefits	79,061	71,650
Notes payable	9,055	10,215
Current maturities of long-term debt	402	208
Sales, income and other taxes payable	15,835	20,833
Litigation accrual	50,000	--
Accrued royalties	39,317	34,168
Other current liabilities	50,511	48,183
Total current liabilities	315,375	239,252

Long-term debt, net of current maturities	425,979	225,835
Deferred tax liabilities	24,772	14,803
Other long-term liabilities	28,988	16,899
Total liabilities	795,114	496,789

Commitments and contingent liabilities	--	--

Stockholders’ equity:
Preferred stock, $0.0001 par value, 7,500,000
shares authorized; none outstanding	--	--
Class A common stock, $0.0001 par value, 80,000,000 shares
authorized; outstanding-20,997,568 at 2004; 50,000,000 shares	2	2
authorized; outstanding– 20,709,127 at 2003
Class B common stock, $0.0001 par value,
20,000,000 shares authorized; outstanding
2004 – 4,836,540; 2003 - 4,834,290	1	1
Additional paid-in capital	49,628	42,164
Retained earnings	489,254	421,012
Accumulated other comprehensive income:
Currency translation and other	58,003	32,628

Total stockholders’ equity	596,888	495,807

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 1,392,002	$ 992,596

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc. Consolidated Statements of Income (in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002

Net sales	$ 1,090,012	$ 979,631	$ 865,006
Cost of good sold	479,939	423,401	365,451
Gross profit	610,073	556,230	499,555
Selling, general and administrative expense	378,264	317,524	281,579
Product research and development expense	108,344	91,273	79,788
Purchased in-process research and development expense	14,620	--	--
Interest expense	20,219	31,006	28,207
Foreign exchange losses	2,394	4,080	5,441
Other income, net	(11,095)	(3,012)	(678)
Income from continuing operations before taxes	97,327	115,359	105,218
Provision for income taxes	(31,035)	(38,055)	(36,692)
Income from continuing operations	66,292	77,304	68,526
Discontinued operations
Loss from discontinued operations net of tax benefits
of $532 in 2004, $538 in 2003 and $150 in 2002	(1,487)	(1,133)	(663)
Gain on divestiture net of tax expense of $2,295	3,437	--	--
Total income (loss) from discontinued operations	1,950	(1,133)	(663)
Net income	$ 68,242	$ 76,171	$ 67,863

Basic earnings per share:
Continuing operations	$ 2.58	$ 3.04	$ 2.73
Discontinued operations	0.07	(0.04)	(0.03)
Net income	$ 2.65	$ 3.00	$ 2.70
Weighted average common shares	25,724	25,416	25,104

Diluted earnings per share:
Continuing operations	$ 2.51	$ 2.94	$ 2.63
Discontinued operations	0.07	(0.04)	(0.02)
Net income	$ 2.58	$ 2.90	$ 2.61
Weighted average common shares	26,489	26,310	26,021

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Cash Flows

(in thousands)
	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Cash received from customers	$1,081,645	$996,384	$858,121
Cash paid to suppliers and employees	(912,286)	(800,633)	(682,814)
Interest paid	(19,543)	(17,088)	(25,832)
Income tax payments	(33,637)	(51,280)	(43,016)
Miscellaneous receipts	8,933	1,928	112
Discontinued operations	(2,019)	(1,671)	(813)
Net cash provided by operating activities	123,093	127,640	105,758

Cash flows from investing activities:
Capital expenditures, net	(60,493)	(69,003)	(42,224)
Payments for acquisitions and investments	(58,983)	(16,375)	(8,568)
Proceeds from divestiture	19,775	--	--
Payments for purchase of intangible assets	(10,000)	--	--
Purchases of marketable securities and investments	(2,257,694)	(600,000)	(1,887)
Sales of marketable securities and investments	2,174,538	510,135	493
Foreign currency economic hedges, net	6,539	(14,998)	(2,270)
Net cash used in investing activities	(186,318)	(190,241)	(54,456)

Cash flows from financing activities:
Net borrowings (payments) on notes payable	(9,580)	435	5,031
Long-term borrowings	200,000	249,335	44,025
Payments on long-term debt	(1,781)	(132,012)	(133,517)
Debt retirement costs on 11-5/8% bonds	--	(9,467)	--
Debt issuance costs on 7.5% bonds	--	(5,431)	--
Debt issuance costs on 6.125% bonds	(2,876)	--	--
Proceeds from issuance of common stock	7,464	5,309	3,047
Reissuance of treasury stock	--	--	2,287
Net cash provided by (used in) financing activities	193,227	108,169	(79,127)

Effect of exchange rate changes on cash	337	(7,906)	8,429

Net increase (decrease) in cash and cash equivalents	130,339	37,662	(19,396)
Cash and cash equivalents at beginning of year	65,395	27,733	47,129
Cash and cash equivalents at end of year	$195,734	$65,395	$27,733

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)
	Year Ended December 31,
	2004	2003	2002

Common Stock, $0.0001 par value:
Balance at beginning of year	$ 3	$ 3	$ 2
Issuance of common stock	--	--	1
Balance at end of year	3	3	3

Additional Paid-In Capital:
Balance at beginning of year	42,164	36,141	32,171
Issuance of common stock	6,250	5,309	3,047
Tax benefit from exercise of stock options	1,214	714	923

Balance at end of year	49,628	42,164	36,141

Treasury Stock:
Balance at beginning of year	--	--	(1,863)
Reissuance of treasury stock	--	--	1,863
Balance at end of year	--	--	--

Retained Earnings:
Balance at beginning of year	421,012	344,841	276,554
Net income	68,242	76,171	67,863
Reissuance of treasury stock at more than cost	--	--	424
Balance at end of year	489,254	421,012	344,841

Accumulated Other Comprehensive Income (Loss):
Balance at beginning of year	32,628	2,102	(22,987)
Other comprehensive income	25,375	30,526	25,089
Balance at end of year	58,003	32,628	2,102

Total Stockholders’ Equity	$ 596,888	$ 495,807	$ 383,087

Comprehensive Income, net of tax:
Net income	$ 68,242	$ 76,171	$ 67,863
Currency translation adjustments	18,573	28,620	25,241
Net unrealized holding gains (losses) net of tax of $3,870
in 2004, $1,053 in 2003 and $(32) in 2002	8,096	2,137	(59)
Reclassification adjustments for gains included in net income
net of tax of $623 in 2004, $108 in 2003 and $47 in 2002	(1,294)	(231)	(93)
Total Comprehensive Income	$ 93,617	$ 106,697	$ 92,952

The accompanying notes are an integral part of these statements.

Bio-Rad Laboratories, Inc.

Notes to Consolidated Financial Statements

________________________________________________________________

1.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries (Bio-Rad or the Company) after elimination of intercompany balances and transactions.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

CHANGES IN PRESENTATION

Certain prior year amounts have been reclassified to conform to current year presentation.  The Company’s consolidated statements of income for the years ended December 31, 2003 and 2002 reflect the reclassification of discontinued operations during 2004 (see Note 5). The Company’s consolidated balance sheet as of December 31, 2003 reflects the reclassification of $83.2 million of auction rate securities and variable rate notes from cash and cash equivalents to short-term investments during 2004 (see Note 3).  Additionally, the Company has reclassified $21.2 million of deferred tax assets from short-term to long-term in 2003 to properly reflect the classification based on the underlying nature of the item creating the tax asset.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less which are readily convertible into cash.  Cash equivalents are stated at cost, which approximates fair market value.

SHORT-TERM INVESTMENTS

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company’s investments are classified as “available-for-sale” and accordingly are reported at fair value, with unrealized gains and losses, if material, reported as a component of stockholder’s equity. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-tem investments and trade accounts receivable.  Cash and cash equivalents and short-term investments are placed with highly rated major financial institutions.  The Company performs credit evaluation procedures related to its trade receivables and with the exception of certain developing countries, generally does not require collateral.  As a result of increased risk in these developing countries, some Bio-Rad sales are subject to collateral letters of credit.  Credit risk is limited generally due to the large number of customers and their dispersion across many geographic areas.  However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community.  The Company does not currently anticipate a credit risk associated with these receivables.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance is determined by analyzing known uncollectible accounts, aged receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. This valuation allowance is reviewed quarterly to determine whether a change is warranted.

INVENTORY VALUATION

Inventories are valued at the lower of actual cost or market and include material, labor and overhead costs.  Management reviews the need for an inventory obsolescence reserve on a quarterly basis or, if warranted by the circumstances, more frequently.  In evaluating this reserve, technology changes, competition, customer demand and manufacturing quality are considered.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost. Included in property, plant and equipment is reagent rental equipment.  The Company provides these instruments to its customers for use with the Company's reagents.  Property, plant and equipment are assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.  Buildings and leasehold improvements are amortized over 15-30 years or the lives of the leases or improvements, whichever is shorter.  With the exception of reagent rental equipment, which is amortized over a 1-5 year period, equipment is depreciated over 3-12 years.

Net capital expenditures include proceeds from the sale of property, plant and equipment of

$0.8 million and $1.1 million for the year ended December 31, 2004 and 2003, respectively.

GOODWILL

Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost.  Goodwill is assessed for impairment by applying a fair-value based test annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 6).

INCOME TAXES

The Company accounts for income taxes under the asset and liability method which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and tax basis of assets and liabilities (see Note 8).

REVENUE RECOGNITION

Revenue is recognized when pervasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, collectibility is reasonably assured and title has passed to the customer or product has been delivered absent specific contractual specifications.  Equipment that requires factory installation is not recorded until installation is complete and customer acceptance, if required contractually, has occurred.  Reagent agreements are a Diagnostic industry sales method that provides use of an instrument if the customer exclusively purchases the Company’s reagents to use on that instrument.  The Company has evaluated the reagent agreements and accounts for the contracts under the terms of the guidance set forth in EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  All revenues that the Company earns under its reagent agreements are recognized when the reagent has been delivered to the customer.  Service revenues on extended warranty contracts are recognized ratably over the life of the service agreement or as service is performed, if not under contract.

SHIPPING AND HANDLING

The Company classifies all freight billed to customers as net sales.  Related freight costs are included in cost of goods sold.

SALES RETURNS AND WARRANTY

At the time the related revenue is recognized, a provision is recognized for estimated product returns.

The Company warrants certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon shipment of that equipment, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.  A review is performed on a quarterly basis to assess the adequacy of our warranty reserve.

Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows (in millions):

	2004	2003
January 1	$ 9.1	$ 7.1
Provision for warranty	10.4	12.0
Actual warranty costs	(9.4)	(10.0)
December 31	$ 10.1	$ 9.1

RESEARCH AND DEVELOPMENT

Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed.  Purchased in-process research and development costs are expensed at the time of purchase.

FOREIGN CURRENCY

Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period.  Income statement items are translated at average exchange rates.  The resulting translation adjustment is recorded as a separate component of stockholders' equity.

Foreign currency transaction gains and losses are included in foreign exchange losses in the consolidated statement of income. Transaction gains and losses result primarily from fluctuations in exchange rates when intercompany receivables and payables are denominated in currencies other than the functional currency of the Company’s subsidiary that recorded the transaction.

FORWARD EXCHANGE CONTRACTS

As part of distributing its products, the Company regularly enters into intercompany transactions.  The Company enters into forward foreign currency exchange contracts to manage foreign exchange risk of future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables.  The Company does not use derivative financial instruments for speculative or trading purposes.  In accordance with Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities,  the Company does not seek hedge accounting treatment for these contracts.  As a result, these contracts, generally with maturity dates of 90 days or less and related primarily to currencies of industrial countries, are recorded at their fair value at each balance sheet date.  The resulting gains or losses offset exchange gains or losses on the related receivables and payables, both of which are recorded as foreign exchange losses in the consolidated statement of income.  The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

EMPLOYEE STOCK COMPENSATION PLANS

The Company maintains incentive and non-qualified stock option plans for officers and certain other key employees.  The Company also has an employee stock purchase plan that provides that eligible employees may contribute toward the purchase of the Company’s Class A common stock. These plans are described more fully in Note 10.

The Company applies the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for those plans.  No stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

Had compensation cost for the Company’s stock option and stock purchase plans been accounted for under SFAS 123, Accounting for Stock-Based Compensation, based on the assumptions and methods outlined in Note 10, the Company’s proforma net income and earnings per share would have been as follows (in millions, except per share data):

Year Ended December 31,
2004	2003	2002

Net income, as reported	$ 68.2	$ 76.2	$ 67.9
Deduct: Total stock-based employee compensation
expense determined under fair value methods
for all awards, net of related tax effects	(3.0)	(2.1)	(1.8)
Pro forma net income	$ 65.2	$ 74.1	$ 66.1

Earnings per share:
Basic-as reported	$ 2.65	$ 3.00	$ 2.70
Basic-pro forma	$ 2.54	$ 2.91	$ 2.63

Diluted-as reported	$ 2.58	$ 2.90	$ 2.61
Diluted-pro forma	$ 2.47	$ 2.82	$ 2.55

EARNINGS PER SHARE

The Company calculates basic earnings per share (EPS) and diluted EPS in accordance with

SFAS 128, Earnings per Share.  Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for that period.  Diluted EPS takes into account the effect of dilutive instruments, such as stock options, and uses the average share price for the period in determining the number of common stock equivalents that are to be added to the weighted average number of shares outstanding.  Common stock equivalents are excluded from the diluted earnings per share calculation if the effect would be anti-dilutive.  Treasury stock is not considered outstanding for purposes of calculating weighted average shares.

Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options to purchase 765,000, 894,000 and 917,000 shares for the years ended December 31, 2004, 2003 and 2002, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies.  Estimates are not necessarily indicative of the amounts that could be realized in a current market exchange as considerable judgment is required in interpreting market data used to develop estimates of fair value.  The use of different market assumptions or estimation techniques could have a material effect on the estimated fair value.

The estimated fair value of Bio-Rad's financial instruments was as follows (in millions):

	Year Ended December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Notes receivable and other	$ 80.0	$ 104.2	$ 52.9	$ 58.3
Total long-term debt	$426.4	$450.5	$226.0	$256.2

Financial instruments (e.g., notes receivable) that have fair values based on discounted cash flows, market quotations, and other appropriate valuation techniques are included in Other assets.  Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, marketable securities, notes payable, and accounts payable, the carrying amounts approximate fair value.

NEW FINANCIAL ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R (Revised 2004), Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on the fair value of the equity or liability instruments issued. The Company currently discloses pro forma compensation expense quarterly and annually (See Note 1).  Upon adoption, the pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The provisions of SFAS 123R are effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  The Company is currently evaluating the method of adoption and the effect that the adoption of SFAS 123R will have on its financial position and results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS 151, Inventory Costs -- an amendment of ARB No. 43, Chapter 4.   SFAS 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that these costs be recognized as current period charges regardless of whether they are abnormal. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of manufacturing be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is investigating the impact this new standard may have on its consolidated financial position or results of operations.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 104, Revenue Recognition, which revises or rescinds portions of the interpretive guidance included in SAB 101, Revenue Recognition in Financial Statements, in order to make the guidance consistent with authoritative accounting and auditing guidance and with SEC rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in United States generally accepted accounting principles. The adoption of SAB 104 did not have any impact on the Company's consolidated financial position or results of operations.

During April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133.  SFAS 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on the Company’s financial position or results of operations.

2.

ACQUISITIONS

In August 2004, the Company acquired the outstanding shares of MJ GeneWorks, Inc. and its subsidiaries, a life science company specializing in instruments and consumables used in modern biological research.  The total purchase price of $90.0 million included $7.0 million of net tangible assets, $40.5 million of goodwill and $42.5 million of intangible assets.  The Company paid $31.0 million in cash and assumed liabilities including $9.0 million in notes payable and capital leases and a $50.0 million litigation accrual (see Note 14).  Acquired in-process research and development of $13.7 million was charged to expense in the third quarter of 2004.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third-party valuations.  The Company has included these operations in the Life Science segment.

In March 2004, the Company purchased for cash the controls business of Hematronix, Inc. of Plano, Texas.  Bio-Rad acquired tangible and intangible assets and assumed certain liabilities for approximately $17 million.  Acquired in-process research and development of $0.9 million was charged to expense in the first quarter of 2004.  The Company has included these operations in the Clinical Diagnostics segment.

On March 31, 2003, the Company acquired the outstanding shares of Verdot Industrie of Riom, France for approximately $6 million.  The Company has included these operations in its Life Science segment. The Company has completed its evaluation of purchased assets, including intangible assets, and liabilities and did not assign any value to goodwill.

3. SHORT-TERM INVESTMENTS

Short-term investments consist of the following (in millions):

	December 31,
	2004	2003
Available-for-sale securities:
Auction rate securities	$146.5	$81.2
Certificate of deposit	4.0	--
Variable rate notes	8.4	2.0
U.S Agencies	7.0	--
Total short-term investments	$165.9	$ 83.2

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Securities classified as available-for-sale are stated at fair value.  As of December 31, 2004, the short-term investments will mature within one year.

4. INVESTMENTS

The Company purchased shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries for approximately $11.0 and $10.4 million in 2004 and 2003, respectively.  At December 31, 2004, the Company owned approximately 23% of the outstanding voting shares of Sartorius.  The Sartorius family trust and Sartorius family members hold approximately 60% of the outstanding voting shares.  Bio-Rad does not have any representative or designee on Sartorius’ board of directors, nor does it have any other influence over the operating and financial policies of Sartorius.  Therefore, the Company accounts for this investment using the cost method.

In December 1997, Bio-Rad began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company.  At December 31, 2004 and 2003, Bio-Rad held approximately 3% and 13% of the outstanding stock of IL, respectively.  A privately held company based in Spain controls approximately 96% of the outstanding stock of IL.  The most recently filed financial statements for IL available for review are as of November 30, 2003.  Based on a combination of many factors, including the lack of current financial information and IL's continued losses, the Company has determined that its investment has been other than temporarily impaired. As of December 31, 2004 and 2003, the Company valued its investment in IL at $4.0 million and $6.4 million, respectively.  This amount reflects a $2.4 million write-down in 2004 and a $3.0 million write-down in 2002, which has been recorded in Other income, net (see Note 11).  Although management believes that this investment is realizable, there is a possibility that future events may cause further impairment.

5.

DISCONTINUED OPERATIONS

On May 31, 2004, the Company sold a group of assets and transferred certain liabilities that comprise a substantial portion of the Company’s confocal microscopy product line to Carl Zeiss Jena GMBH. Proceeds of  $19.8 million were offset by net assets of $5.7 million, lease settlements of $6.7 million and severance, legal and other costs of $1.7 million resulting in a pre-tax gain of $5.7 million.  Payments on the lease liabilities will continue until 2008.  All other costs were settled by December 31, 2004.

As required by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, with the disposition of this asset group, the sales and expenses related to this product line for current and prior periods have been reclassified as a separate line on the income statement titled “Discontinued Operations.”

The discontinued operations generated net sales of $6.3 million, $23.8 million and $27.7 million for the years ended December 31, 2004, 2003, and 2002, respectively.  The pre-tax operating losses attributable to the discontinued operations for the years ended December 31, 2004, 2003, and 2002 were $2.0 million, $1.7 million, and $0.8 million, respectively.

6.

GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

The Company adopted SFAS 142, Goodwill and Other Intangible Assets as of January 1, 2002, which provides that goodwill is no longer subject to amortization over its useful life.  Goodwill is subject to an annual assessment for impairment applying a fair-value based test.

As part of the acquisition of the controls business of Hematronix, Inc. in March 2004, (see Note 2) the Company added $3.2 million of goodwill and $9.3 million of intangible assets including in-process research and development.

In June 2004, the Company purchased $14.0 million of intangible assets related to licensing agreements. The Company paid $6.0 million upon acquisition and $4.0 million in the third quarter of 2004. The Company will pay the remaining $4.0 million over the next two years.

As part of the acquisition of MJ GeneWorks, Inc. and its subsidiaries in August 2004, (see Note 2) the Company added $40.5 million of goodwill and $42.5 million of intangible assets including $13.7 million of in-process research and development and $22.5 million of developed technology.

Goodwill balances have been included in corporate for segment reporting purposes in Note 15.

Other than goodwill, the Company has no intangible assets with indefinite lives.  Information regarding the Company’s identifiable purchased intangible assets is as follows (in millions):

	December 31, 2004
	Average	Carrying	Accumulated
	Useful Life	Amount	Amortization	Net
Developed Product Technology	11	$ 28.3	$ 2.5	$ 25.8
Licenses	16	14.1	0.4	13.7
Know How	8	9.9	2.8	7.1
Covenants Not to Compete	10	6.1	0.6	5.5
Patents	16	4.6	0.7	3.9
Customer Lists	6	1.7	0.3	1.4
Other	2	2.9	1.7	1.2
		$ 67.6	$ 9.0	$58.6

	December 31, 2003
	Average	Carrying	Accumulated
	Useful Life	Amount	Amortization	Net
Know How	10	$ 9.2	$ 1.2	$ 8.0
Patents	16	4.2	0.4	3.8
Other	2	0.7	0.2	0.5
		$ 14.1	$ 1.8	$ 12.3

Recorded intangible asset amortization expense for the years ended December 31, 2004 and 2003 was $6.9 million and $1.3 million, respectively.  Estimated intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2005, 2006, 2007, 2008, and 2009 is $10.9 million, $10.2 million, $9.8 million, $8.5 million and $5.6 million, respectively.

7.

NOTES PAYABLE AND LONG-TERM DEBT

Notes payable include local credit lines maintained by the Company's subsidiaries aggregating approximately $62.3 million, of which $53.1 million was unused at December 31, 2004.  At December 31, 2003 these lines aggregated approximately $40.4 million, of which $30.2 million was unused.  The weighted average interest rate on these lines was 6.8% and 8.1% at December 31, 2004 and 2003, respectively.  Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

The principal components of Long-term debt are as follows (in millions):

	December 31,
	2004	2003

7.5% Senior Subordinated Notes	$225.0	$ 225.0
6.125% Senior Subordinated Notes	200.0	--
Capitalized leases	1.4	1.0
	426.4	226.0
Less current maturities	(0.4)	(0.2)
Long-term debt	$ 426.0	$ 225.8

In December 2004, the Company sold $200.0 million principal amount of Senior Subordinated Notes due 2014 (“6.125% Notes”).  The notes pay a fixed rate of interest of 6.125% per year.  The Company has the right to repurchase up to 35% of the 6.125% Notes any time prior to December 15, 2007 upon any sale of the Company’s common stock at a specified redemption price plus accrued and unpaid interest and certain other charges.  Furthermore, the Company has the option to redeem any or all of the 6.125% Notes at various declining redemption prices or at 100% of the principal amount plus the “applicable premium” (as defined by the indenture) along with accrued and unpaid interest and certain other charges depending on the date redeemed.  The Company’s obligations under the 6.125% Notes are not secured, rank equal to other senior subordinated notes and rank junior to all the Company’s existing and future senior debt.

In August 2003, the Company sold $225.0 million principal amount of Senior Subordinated Notes due 2013. (“7.5% Notes”)  The notes pay a fixed rate of interest of 7.5% per year.  The Company has the right to repurchase up to 35% of the 7.5% Notes any time prior to August 15, 2006 upon any sale of the Company’s common stock at a specified redemption price plus accrued and unpaid interest and certain other charges.  Furthermore, the Company has the option to redeem any or all of the 7.5% Notes at various declining redemption prices or at 100% of the principal amount plus the “applicable premium” (as defined by the indenture) along with accrued and unpaid interest and certain other charges depending on the date redeemed. The Company’s obligations under the 7.5% Notes are not secured and rank equal to other senior subordinated notes and rank junior to all the Company’s existing and future senior debt.

In 2002 and through July of 2003, the Company repurchased in the open market $17.3 million (par value) of its Senior Subordinated Notes due in 2007 (“11.675% Notes”) at an expense, including interest, unamortized issue costs and unamortized original issue discount of $2.5 million.  The remaining $88.7 million (par value) of 11.675% Notes were tendered and repurchased with a portion of the proceeds from the sale of the 7.5% Notes at an expense, including interest, unamortized issue costs and unamortized original discount of $11.6 million.  This expense is included in interest expense.

During 2003, the Company negotiated a five-year $150.0 million revolving credit facility to replace its $100.0 million revolving credit facility. The new credit facility is secured by substantially all of the Company’s personal property assets and the assets of its domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries. It is guaranteed by all of its existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).  The Company terminated its existing credit facility simultaneously with the closing of its new facility.  Interest varies upon a number of factors including the duration of the specific borrowing and is based upon either the Eurodollar, the Federal Funds effective or the Company corporate based rate.

The credit facility, the 6.125% Notes and the 7.5% Notes require the Company, among other things, comply with certain financial ratios and covenants.  These covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test.  There are also restrictions on the Company’s ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt.  The Company was in compliance with all financial ratios as of December 31, 2004 and 2003.

Maturities of long-term debt at December 31, 2004, are as follows: 2005 - $0.4 million; 2006 - $0.4 million; 2007 - $0.3 million; 2008 - $0.3 million; 2009 - $0.0 million; thereafter - $425.0 million.

8.  INCOME TAXES

The U.S. and international components of income before taxes are as follows (in millions):

	Year Ended December 31,
	2004	2003	2002

U.S.	$ 3.5	$ 43.6	$ 37.6
International	93.8	71.8	67.6
Income from continuing operations before taxes	$ 97.3	$ 115 .4	$ 105.2

The provision (benefit) for income taxes consists of (in millions):

	Year Ended December 31,
	2004	2003	2002

Current:
U.S. Federal	$ (3.8)	$ 8.6	$ 11.8
International	36.4	33.8	31.0
U.S. State	1.4	1.1	1.0
	34.0	43.5	43.8
Deferred:
U.S. Federal	$ (6.2)	$ (3.0)	$ (2.3)
International	2.1	(1.8)	(4.2)
U.S. State	1.1	(0.6)	(0.6)
	(3.0)	(5.4)	(7.1)
Provision for income taxes	$ 31.0	$ 38.1	$ 36.7

The Company's income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

	Year Ended December 31,
	2004	2003	2002
U. S. statutory tax rate	35%	35%	35%
Foreign Sales Corporation/EIE tax benefit	(2)	(2)	(2)
Reduction in state tax benefits	2	--	--
Difference between U.S. and foreign tax rates
(net of foreign tax credits)	(4)	(1)	2
Loss carryforwards utilized	(1)	--	(1)
Foreign losses not benefited	3	1	2
Capital loss not benefited	1	--	1
Decrease in tax reserves	(1)	(1)	(1)
Other	(1)	1	(1)
Provision for income taxes	32%	33%	35%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in millions):

	Year Ended December 31,
	2004	2003
Deferred tax assets (current):
Reserves for inventory, warranty, and bad debt	$ 14.3	$ 15.8
Elimination of intercompany profit	8.8	8.7
Reserve for vacation pay	5.4	3.9
Other	7.4	7.0
Valuation allowance	(1.4)	(4.3)
	$ 34.5	$ 31.1

Deferred tax assets (non-current):
Tax benefit of loss carryforwards	8.4	10.1
Basis difference in investment	4.1	4.1
State tax credit carryforward	5.9	5.2
Amortization and depreciation	6.0	7.5
Retirement reserve	4.2	3.5
Other	14.5	8.0
Valuation allowance	(16.6)	(17.2)
	$ 26.5	$ 21.2

Deferred tax liabilities (non-current):
Deferred gain on condemnation	5.7	6.2
Foreign exchange unrealized gain	3.3	3.4
Development cost of Hercules facility	1.2	1.2
Amortization and depreciation	7.1	2.5
Other	7.5	1.5
	$ 24.8	$ 14.8

At December 31, 2004, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $22.2 million.  A portion of these loss carryforwards will expire in the following years: 2009 - $0.3 million and 2011 - $0.6 million.  The remainder of these loss carryforwards have no expiration date.  The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

At December 31, 2004, Bio-Rad had an unutilized domestic net operating loss carryforward of $13.5 million.  The loss carryforward will expire in the year 2018.  The utilization of the loss carryforward is limited to Bio-Rad's domestic taxable income.  At December 31, 2004, Bio-Rad had a California tax credit carryforward of $5.9 million.  The credit carryforward has no expiration date.  The utilization of the tax credit carryforward is limited to the extent Bio-Rad has California taxable income.

A valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2004 was a decrease of $3.5 million, primarily resulting from an increase in expected future earnings.

Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $342 million at December 31, 2004, were remitted to the U.S. parent company.  Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations.  The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

9.

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

10. STOCK OPTION AND PURCHASE PLANS

STOCK OPTION PLANS

The Company maintains stockholder approved incentive and non-qualified stock option plans for officers and certain other key employees.  No options have been issued to non-employees.

In April of 2003, stockholders approved the 2003 Stock Option Plan of Bio-Rad Laboratories, Inc. (the Plan).  The Plan authorizes the grant to employees of incentive stock options and non-qualified stock options.    A total of 1,675,000 shares have been reserved for issuance and may be of either Class A or Class B Common Stock.  At December 31, 2004, 1,370,250 shares remain available to be granted.

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

Pro forma compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model.  For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period.

The fair value of options granted was estimated using the Black-Scholes model with the following weighted average assumptions:

	Year Ended December 31,
	2004	2003	2002

Expected volatility	39%	37%	35%
Risk-free interest rate	2.73%	2.65%	3.99%
Expected life (in years)	4.3	4.2	4.2
Expected dividend	--	--	--

See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.

Activity under the 1994 and 2003 Plan’s are summarized below (amounts reported in the Price columns represent the weighted average exercise price):

	Year Ended December 31,
	2004		2003		2002
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,582,915	$20.04	1,591,832	$ 15.84	1,572,701	$11.80
Granted	306,990	53.82	302,993	35.71	379,500	28.85
Exercised	(221,759)	14.02	(222,699)	12.58	(350,549)	11.67
Forfeited	(33,629)	25.13	(89,211)	16.57	(9,820)	10.90
Expired	(3,800)	9.85	--	--	--	--
Outstanding at end of year	1,630,717	$27.14	1,582,915	$ 20.04	1,591,832	$ 15.84

Options exercisable at year-end	849,633	$15.22	780,415	$ 13.22	677,149	$ 12.39

Weighted average fair value of options
granted during the year	$18.74		$11.85		$9.75

The following summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price

$10.75-$11.94	477,726	5.37	$ 11.25	454,976	$ 11.25
$11.97-$28.61	491,329	4.32	20.72	317,332	16.54
$28.88-$53.50	425,766	7.80	37.52	77,325	33.23
$53.75-$58.85	235,896	9.10	53.92	--	--
	1,630,717	6.23	$ 27.14	849,633	$ 15.22

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

The Company sold 68,932 shares for $3.1 million, 71,314 shares for $2.4 million and 66,992 shares for $1.8 million under the plan to employees in 2004, 2003 and 2002, respectively.  The weighted average fair value of purchase rights granted in 2004, 2003 and 2002 was $10.81, $9.76 and $8.41, respectively.  At December 31, 2004, 200,307 shares remain authorized under the plan.

The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions:

	Year Ended December 31,
	2004	2003	2002

Expected volatility	20.91%	41.86%	44.19%
Risk-free interest rate	1.22%	0.93%	1.58%
Expected life (in years)	0.25	0.25	0.25
Expected dividend	--	--	--

See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on the Company's results.

11.

OTHER INCOME AND EXPENSE

Other income, net includes the following income (expense) components (in millions):

	Year Ended December 31,
	2004	2003	2002

Write-down of investments (Note 4)	$ (2.4)	$ --	$ (5.0)
Interest and investment income	6.6	3.2	4.3
Litigation settlement	1.9	--	--
Income from equity investee (Note 16)	3.1	--	--
Miscellaneous other items	1.9	(0.2)	1.4
Other income, net	$ 11.1	$ 3.0	$ 0.7

12.  SUPPLEMENTAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

	Year Ended December 31,
	2004	2003	2002

Income from continuing operations	$ 66.3	$ 77.3	$ 68.5
Adjustments to reconcile income to
net cash provided by operating activities
(net of effects of acquisitions):
Depreciation	46.2	40.0	36.9
Amortization	10.0	2.0	1.1
Foreign currency economic hedge
transactions, net	(6.5)	15.0	2.3
Gains on dispositions of marketable securities	(1.9)	(0.3)	(0.1)
(Increase) decrease in accounts receivable, net	(4.4)	10.0	(0.7)
Increase in inventories, net	(5.5)	(8.2)	(16.2)
Decrease (increase) in other current assets	3.5	(14.2)	(12.1)
Increase (decrease) in accounts payable
and other current liabilities	1.1	(1.6)	11.6
Decrease in income taxes payable	(2.8)	(5.6)	(6.9)
Increase (decrease) in deferred taxes	2.5	(8.0)	15.1
Loss on sale of spectroscopy business and
write-down of investments	2.4	--	5.0
Debt retirement costs on 11-5/8% bonds	--	9.5	--
Other	13.7	12.8	1.9
Net cash provided by continuing operations	124.6	128.7	106.4
Discontinued operations	(1.5)	(1.1)	(0.6)
Net cash provided by operating activities	$ 123.1	$ 127.6	$ 105.8

13.

COMMITMENTS AND CONTINGENT LIABILITIES

RENTS AND LEASES

Net rental expense under operating leases was $23.0 million in 2004, $23.0 million in 2003 and $19.5 million in 2002.  Leases are principally for facilities and automobiles.

Annual future minimum lease payments at December 31, 2004, under operating leases are as follows:  2005 - $22.7 million; 2006 - $15.4 million; 2007 - $9.7 million; 2008 - $5.3 million; 2009 - $2.8 million; subsequent to 2009 - $5.8 million.

DEFERRED PROFIT SHARING RETIREMENT PLAN

The Company has a profit sharing plan covering substantially all U.S. employees.  Contributions are made at the discretion of the Board of Directors.  Bio-Rad has no liability other than for the current year's contribution.  Contributions charged to income were $7.0 million, $6.5 million and $4.8 million in 2004, 2003 and 2002, respectively.

OTHER POST EMPLOYMENT BENEFITS

In several foreign locations the Company is statutorily required to provide a lump sum severance or termination indemnity to its employees.  Under these plans, the vested benefit obligation at December 31, 2004 and 2003 was $17.3 million and $14.3 million, respectively and have been included in Other long-term liabilities in the consolidated balance sheets.  These plans are not required to be funded, and as such, there is no trust or other device used to accumulate assets to settle these obligations.

FOREIGN EXCHANGE CONTRACTS

The Company enters into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables.  At December 31, 2004, the Company had contracts maturing in January through March 2005 to sell foreign currency with a nominal value of $80.4 million and an unrealized loss of $0.1 million.  Contracts to purchase foreign currency had a nominal value of $23.0 million with an unrealized loss of $0.2 million.

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

LETTERS OF CREDIT

In the ordinary course of business, the Company is at times required to post letters of credit.  The letters of credit are issued by our banks to guarantee the Company’s obligations to insurance companies. The Company was contingently liable for approximately $4.6 million of standby letters of credit with banks as of December 31, 2004.

TAXES

Settlement of open tax years, as well as tax issues in other countries where the Company conducts its business, are not expected to have a material effect on the consolidated financial position or liquidity of the Company and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

14.

LEGAL PROCEEDINGS

Applera Corporation and Roche Molecular Systems filed a patent infringement case against MJ Research, Inc. and John and Michael Finney in the U.S. District Court for the District of Connecticut in June 1998.  On August 18, 2004, the Company acquired MJ Research through the acquisition of 100% of the stock of its parent company, MJ GeneWorks, Inc., from John and Michael Finney.  The complaint alleges that MJ Research is infringing on some Polymerase Chain Reaction (PCR) patents. In response to their claims, MJ Research filed counterclaims including, among others, allegations that Applera Corporation had licensed and enforced these patents through anticompetitive conduct in violation of federal and state antitrust laws.  A trial on these matters commenced in March 2004. The Court elected to hold the trial in two phases: a patent phase and an antitrust phase. In the patent phase, which has concluded, the jury found that MJ Research infringed three U.S. patents related to PCR process technology and three U.S. patents related to thermal cycler instrument technology. The jury found the infringement of four of the six patents to be willful.  In April 2004, the jury awarded damages to Applera Corporation and Roche Molecular Systems in the amount of $19.8 million.  Applera Corporation and Roche Molecular Systems intend to seek an enhancement of damages, including legal fees, since several infringements were found to be willful subjecting the Company to triple damages on a portion of the award.  Regarding the antitrust phase of the trial, the Court has ruled against MJ Research on all of its patent misuse defenses and federal antitrust counterclaims.  We expect the Court to dismiss all of MJ Research’s counterclaims, including the state antitrust and unfair competition claims, based on those rulings.  MJ Research is seeking reconsideration of the Court’s ruling on patent misuse.  MJ Research filed for chapter 11 bankruptcy protection in the U.S. Bankruptcy Court for the District of Nevada on March 29, 2004.    On September 2, 2004, the Bankruptcy Court granted MJ Research’s motion to dismiss its chapter 11 bankruptcy case and the order dismissing the bankruptcy case became final on September 13, 2004.  In connection with these matters, the Company has established a $50.0 million litigation accrual.  See Note 2.

Applera Corporation filed four actions in the Regional Court of Düsseldorf, Germany during the period from August 2002 through September 2003 against MJ Research and others alleging infringement of four European patents relating to thermal cyclers.  The Company is also a defendant in one of the actions.  The suit seeks actual damages, costs and expenses and injunctive relief.  Three of the actions had a trial before the Düsseldorf court in April 2004. One of these actions has since been dismissed and another has been stayed pending a hearing in March 2005.  In May 2004, the Düsseldorf court issued an adverse ruling against MJ Research and the Company, which included an injunction against the Company and MJ Research from selling any real-time PCR instruments and reagents in Germany.  In December 2004, the European Patent Office revoked the patent and the injunctions against MJ Research and the Company were lifted, allowing MJ Research and the Company to resume sales of real-time PCR thermal cyclers and reagents.  A decision on a separate action concerning Applera Corporation’s European patent relating to automated performance of PCR is expected in March 2005.

The Company is a defendant in an action in Japan which is similar to the action concerning the revoked European patent relating to real-time PCR.  Applera Corporation commenced this action against the Company on May 7, 2002.  The complaint alleges that the Company is infringing a Japanese patent which is a counterpart to the revoked European patent and seeks injunctive relief but not damages.  In November 2003, the Japanese court issued an adverse ruling against the Company which enjoins the Company from selling real-time PCR instruments and reagents in Japan.  The Company has appealed the decision and has also filed a separate action in the Japanese Patent Office seeking revocation of the Japanese patent.

The Company and MJ Research are also defendants in an action in the U.S. District Court for the District of Connecticut which is similar to the action concerning the European real-time PCR patent.  Applera Corporation commenced the action against the Company on   November 9, 2004.  The complaint alleges that the Company is infringing a U.S. patent which is a counterpart to the revoked European real-time PCR patent.  The complaint seeks damages and injunctive relief.

The Company is also party to various other claims, legal actions and complaints arising in the ordinary course of business.  The Company does not believe that any ultimate liability resulting from any of these other lawsuits will have a material adverse effect on its results of operations, financial position or liquidity.  However, the Company cannot give any assurance regarding the ultimate outcome of these lawsuits and their resolution could be material to the Company’s operating results for any particular period, depending upon the level of income for the period.

15.

SEGMENT INFORMATION

Bio-Rad is a multinational manufacturer and worldwide distributor of its own life science research products and clinical diagnostics products.  Bio-Rad has two reportable segments:  Life Science and Clinical Diagnostics.  These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

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

The remainder of the Company's former Analytical Instruments segment is included in Other Operations.  The material product lines of this segment were sold in 2001 and 2000.

The accounting policies of the segments are the same as those described in Significant Accounting Policies (see Note 1).  Segment profit or loss used for corporate management purposes includes an allocation of corporate expense based upon sales and an allocation of interest expense based upon accounts receivable and inventories.  Segments are expected to manage only assets completely under their control.  Accordingly, segment assets include primarily accounts receivable, inventories and gross machinery and equipment.  Goodwill balances have been included in corporate for segment reporting purposes.

Information regarding industry segments at December 31, 2004, 2003 and 2002 and for the years then ended is as follows (in millions):

		Life	Clinical	Other
		Science	Diagnostics	Operations

Segment net sales	2004	$ 504.7	$ 576.4	$ 8.9
	2003	456.2	514.8	8.6
	2002	401.8	455.4	7.8

Allocated interest expense	2004	$ 8.0	$ 12.1	$ 0.1
	2003	6.7	9.6	0.1
	2002	8.8	12.4	0.1

Depreciation and amortization	2004	$ 18.8	$ 32.6	$ 0.2
	2003	10.3	29.2	0.3
	2002	8.3	27.4	0.2

Segment profit (loss)	2004	$ 31.4	$ 60.1	$ (0.1)
	2003	73.2	59.8	(0.2)
	2002	76.0	41.9	(1.6)

Segment assets	2004	$ 277.5	$ 401.2	$ 6.0
	2003	252.7	379.5	5.0
	2002	225.1	336.4	4.7

Capital expenditures	2004	$ 24.1	$ 34.6	$ 0.1
	2003	36.2	30.7	0.1
	2002	10.9	29.7	0.1

The Life Science segment profit (loss) for 2004 includes $13.7 million of in-process research and development expense purchased as part of the MJ GeneWorks, Inc. acquisition.

The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to the Company's corporate headquarters.  The following reconciles total segment profit to consolidated income before taxes (in millions):

	Year Ended December 31,
	2004	2003	2002

Total segment profit	$ 91.4	$ 132.8	$ 116.3
Other income, net	8.0	3.0	0.7
Foreign exchange losses	(2.4)	(4.1)	(5.4)
Costs related to bond redemption	--	(14.1)	(6.9)
Net corporate operating, interest
and other income and expense
not allocated to segments	0.3	(2.2)	0.5
Consolidated income before taxes
from continuing operations	$ 97.3	$ 115.4	$ 105.2

The following reconciles total segment assets to consolidated total assets (in millions):

	December 31,
	2004	2003

Total segment assets	$ 684.7	$ 637.2
Cash and other current assets	471.8	231.6
Net property, plant and equipment excluding
segment specific gross machinery and equipment	(16.4)	(34.2)
Goodwill	113.3	69.5
Other long-term assets	138.6	88.5
Total assets	$1,392.0	$ 992.6

The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

	Year Ended December 31,
	2004	2003	2002

Europe	$ 502.2	$ 434.5	$ 363.4
Pacific Rim	168.2	159.8	142.6
United States	370.2	335.2	307.8
Other (primarily Canada and Latin America)	49.4	50.1	51.2

Total sales	$ 1,090.0	$ 979.6	$ 865.0

The following presents long-lived assets by geographic area based upon the location of the asset (in millions):

	Year Ended December 31,
	2004	2003	2002

Europe	$ 57.7	$ 48.4	$ 31.8
Pacific Rim	8.0	7.5	7.2
United States	385.4	254.4	216.2
Other (primarily Canada and Latin America)	3.1	5.7	5.2
Total long-lived assets	$ 454.2	$ 316.0	$ 260.4

16.

QUARTERLY FINANCIAL DATA - (UNAUDITED)

Summarized quarterly financial data for 2004 and 2003 are as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Net sales	$ 262.7	$ 260.5	$258.9	$ 307.9
Gross profit	149.3	149.7	142.8	168.3
Net income	22.0	22.9	6.3	17.0
Basic earnings per share	$0.86	$0.89	$0.24	$0.66
Diluted earnings per share	$0.83	$0.86	$0.24	$0.65

2003
Net sales	$ 240.4	$ 239.3	$ 241.8	$ 258.1
Gross profit	140.7	135.0	135.0	145.5
Net income	26.4	21.0	9.7	19.1
Basic earnings per share	$1.04	$0.83	$0.38	$0.75
Diluted earnings per share	$1.01	$0.80	$0.37	$0.73

In the fourth quarter of 2004, the Company refined its procedures to more accurately reflect the application of its revenue recognition policy, resulting in a decrease in net sales and net income of approximately $5.0 million and $1.7 million, respectively.  Also, in the fourth quarter of 2004, the Company adopted the equity method of accounting for one of its investments previously accounted for on the cost method.  The result was an increase in net income of $2.1 million.  Neither of these items had a significant effect on any prior quarter or fiscal year.

As stated in Note 5, the Company sold a group of the Life Science Division’s assets and transferred certain liabilities.  The quarterly financial data has been restated for the effects of this sale.  A reconciliation to previously reported quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004

Net sales	$ 262.7	$ 260.5	$ 258.9	$ 307.9
Sales of discontinued operations	3.9	2.4	--	--
Net sales previously reported	$ 266.6	$ 262.9	$ 258.9	$ 307.9
Gross profit	$ 149.3	$ 149.7	$ 142.8	$ 168.3
Gross profit of discontinued operations	1.5	0.5	--	--
Gross profit previously reported	$ 150.8	$ 150.2	$ 142.8	$ 168.3
2003

Net sales	$ 240.4	$ 239.3	$ 241.8	$ 258.1
Sales of discontinued operations	5.6	4.2	5.9	8.1
Net sales previously reported	$ 246.0	$ 243.5	$ 247.7	$ 266.2
Gross profit	$ 140.7	$ 135.0	$ 135.0	$ 145.5
Gross profit of discontinued operations	2.0	1.4	2.4	3.4
Gross profit previously reported	$ 142.7	$ 136.4	$ 137.4	$ 148.9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

   Bio-Rad Laboratories Inc.

Hercules, California

We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. and subsidiaries (“the Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 2, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

San Francisco, California

March 2, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Overview.  We are a multinational manufacturer and worldwide distributor of our own Life Science research and Clinical Diagnostics products.  Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics.  We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, industry, education and government customers worldwide.  We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components.  Because our customers require replication of results from experiments and tests, we estimate that approximately 70% of our revenues are recurring.  Approximately 34% of our 2004 consolidated net sales are from the United States, and approximately 66% are international sales, largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling.  As a result, our consolidated sales expressed in dollars benefit when the US dollar weakens and suffers when the dollar strengthens in relation to other currencies.  Currency fluctuations benefited our consolidated sales expressed in U.S. dollars in 2004 and 2003.  The market for reagents and apparatus remains good as growth rates have slowed in the global economic downturn but have not turned negative.  The market for large capital equipment in 2003 and 2004 declined from prior periods, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending.  Bio-Rad is generally less impacted by capital spending as lower cost reagents and apparatus comprise more than 70% of product sales.

The following shows gross profit and expense items as a percentage of net sales:

	Year Ended December 31,
	2004	2003	2002
Net sales	100.0	100.0	100.0
Cost of goods sold	44.0	43.2	42.2
Gross profit	56.0	56.8	57.8
Selling, general and administrative expense	34.7	32.4	32.6
Product research and development expense,
excluding in-process research and development	9.9	9.3	9.2
Income from continuing operations	6.1	7.9	7.9
Discontinued operations	0.2	(0.1)	(0.1)
Net income	6.3	7.8	7.8

We intend that the discussion of our financial condition and results of operations that follow will assist you in understanding how accounting principles, policies and estimates effect our results, and the significant factors that caused changes in our operations and financial position for the years ended December 31, 2004 and 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  The Company evaluates its estimates on an on-going basis.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  However, future events are subject to change and the best current estimates and assumptions routinely require adjustment.  Actual results could differ from these estimates.  The Company has determined that for the periods reported in their 2004 Annual Report that the following critical accounting policies and estimates, are critical in understanding the financial condition and results of operation of the Company.

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

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets.  The Company has recorded a valuation allowance of $18.0 million and $21.4 million as of December 31, 2004, and 2003 respectively due to uncertainties related to the Company's ability to utilize some of the deferred tax assets, primarily consisting of certain foreign net operating losses carried forward, before they expire.  The valuation allowance is based on management's current estimates of taxable income by the jurisdictions in which Bio-Rad operates and the period over which the deferred tax assets will be recoverable.  In the event that actual results differ from these estimates or these estimates are adjusted in future periods an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting Bio-Rad’s financial position.  Should realization of these deferred assets previously reserved occur, the tax provision would decrease, raising income and positively impacting Bio-Rad’s financial position.

Valuation of Long-lived and Intangible Assets and Goodwill.  The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Projected future operating results and cash flows of the reporting units are used to establish the fair value used in evaluating the carrying value of the associated goodwill.  Factors the Company considers important which could trigger an impairment review include the following:

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

In 2002, SFAS 142, Goodwill and Other Intangible Assets became effective.  The Company adopted SFAS 142 and ceased to amortize approximately $77.7 million of goodwill.  In lieu of amortization, the Company is required to perform an annual impairment review of goodwill.  For the years 2003 and 2004 that review indicated no impairment had taken place.  However, there can be no assurance that a material impairment charge will not be recorded in future periods.

Valuation of Inventories.   The Company values inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory.  The Company reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months on a quarterly basis or, if warranted by the circumstances, more frequently.  In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand.  Additionally, the Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory.  In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in our cost of goods sold at the time of such determination.  Likewise, if inventory is determined to be undervalued, the Company may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.  Therefore, although the Company makes efforts to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

Allowance for Doubtful Accounts.   The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance is determined by analyzing known uncollectible accounts, the age of our receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ general credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. This valuation allowance is reviewed on a quarterly basis to determine whether a provision or reversal is warranted.  Should the estimates be higher than the actual uncollectible accounts, the Company would report lower profitability when the estimates are made and higher profitability when the receivable is collected through negotiation or litigation.

Warranty Reserves.  The Company warrants certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon shipment of that equipment, the Company establishes, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.   A review is performed on a quarterly basis to assess the adequacy of our warranty reserve, and adjusted, if necessary.  The warranty percentage and accrual are based on actual experience and expected future costs to be incurred.  Should realized costs be higher than expected costs, costs of goods sold would be lower in the period of estimation and higher when realized.

Litigation Reserves. Estimated amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in the consolidated balance sheets. The likelihood of a material change in these estimated reserves would be dependent on the possible outcome of settlement negotiations, regulatory or judicial review and the development of facts and circumstances in extended litigation which could change claims or assessments when both the amount and range of loss on some outstanding litigation is uncertain.  The Company is obligated to disclose in the footnotes of the financial statements when it is unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigiation.  As events occur, the Company will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

CORPORATE RESULTS -- SALES, MARGINS AND EXPENSES

Bio-Rad net sales for the year 2004 were $1,090.0 million, an increase of 11.3% over the prior year.  The impact of a weakening US dollar throughout the year provided growth from foreign currency denominated net sales of approximately 5.8% for the full year.

The Life Science segment had sales growth of 10.6% in 2004, benefiting from an approximate 5.8% increase due to foreign exchange.  Currency neutral sales growth of 4.8% was provided by the acquisition of MJ Research and the Company’s protein expression product lines.  Additionally, amplification and electrophoresis reagents product lines grew well.

Offsetting the sales growth of this segment is continued aggressive competitor pricing for the BSE test, continued general weakness related to some government grant spending (most notable Japan), and diminished capital equipment purchases by large pharmaceutical companies.

The Clinical Diagnostics segment had sales growth of 12.0% in 2004, benefiting from an approximate 5.7% increase due to foreign exchange.  Currency neutral sales growth of 6.3% was provided in several broad product lines of the Clinical Diagnostics segment.  The Company’s quality control products had significant growth both from the Hematronix acquisition and the growth of existing product offerings followed by diagnostic testing for autoimmune, diabetes and blood virus.

Bio-Rad net sales for the year 2003 were $979.6 million, an increase of 13.3% over the prior year after presenting the Company’s confocal microscopy operations, sold in May 2004, as discontinued operations.  The impact of a weakening US dollar throughout the year provided growth from net foreign currency denominated sales of approximately 8.8% for the full year.

The Life Science segment had sales growth of 13.6% in 2003, benefiting from an approximate 9.2% increase due to foreign exchange.  Life Science experienced sales growth in the areas of amplification and electrophoresis reagents.  Offsetting this growth was a currency neutral sales decline in the BSE test as a result of aggressive competitor price discounting.

The Clinical Diagnostics segment had sales growth of 13.0% in 2003, benefiting from an approximate 8.6% increase due to foreign exchange.  Product lines providing the 4.4% of currency neutral sales growth were quality control products and blood virus products.

The 2004 consolidated gross margins declined to 56.0% in the current year from 56.8% after presenting the confocal microscopy product line divestiture as discontinued operations on a consistent basis.  The decline in Life Science gross margins accounted for the decline for the Company as a whole.  Factors contributing to the Life Science decline were continued lower overall pricing on the BSE product line, increased intangible asset amortization from the MJ acquisition, as well as MJ integration costs, and lower than anticipated factory volumes not absorbing fixed factory overhead costs.  Clinical Diagnostics margins improved by about 1%.  Efficiency gains in factory performance have resulted in a general trend of improving Clinical Diagnostics margins.

The 2003 consolidated gross margins declined to 56.8% from 57.8% in the prior year.  The decline in gross margin for the Life Science segment accounted for the decline for the Company as a whole.  The BSE product line accounted for the majority of the decline as average selling price declined and costs to automate customer testing procedures were not fully recovered in an attempt to protect the Company’s existing market share.  Life Science manufacturing overhead costs also increased as planned spending levels exceeded the planned activity levels resulting in less efficient overhead absorption.  Clinical Diagnostics gross margins improved by approximately one-half of one percent.  Spending increases below the rate of sales growth have generally aided the small improvement in Clinical Diagnostics margins.

Consolidated selling, general and administrative expense was 34.7% for the year 2004 compared to 32.4% for the year 2003.  Both the Life Science and Clinical Diagnostics segments added expenses at a rate that exceeded sales growth, with a significant portion of the growth attributable to Life Science.  During 2004 Life Science had increased facility costs from moving into new facilities and consulting costs associated with the implementation of new distribution, manufacturing and financial software systems.  Costs also increased related to the MJ acquisition and legal matters associated with the gene expression product line.

The Company as a whole has seen significant increased costs associated with regulatory compliance especially Section 404 of Sarbanes-Oxley Act, but also global tax compliance and security and disaster recovery for the Company’s information technology infrastructure.  Personnel costs remain the largest element of SG&A expense and the increased cost for salary and wages, fringe benefits for existing, acquisition-related and current year increases to personnel all contributed to higher spending levels.

Consolidated selling, general and administrative expense for 2003 was 32.4% of sales, compared to 32.6% for the year ended 2002.  The Life Science segment added expenses at a rate of growth higher than sales.  Areas of emphasis were selling and marketing efforts in the segment’s protein function, protein separation and gene expression product lines.  SG&A expenses were not reduced in food safety as a means to respond in the short term to competitive pressures maintaining Bio-Rad’s market leading position.  The Clinical Diagnostics segment grew SG&A at a lower rate than sales growth and accounts in large part for their improved segment profitability.  The Company also made investments in financial and tax compliance to improve future profitability.

Excluding $14.6 million of purchased in-process R&D from both the Hematronix and MJ Research acquisitions, product research and development expense (R&D) in 2004 rose to 9.9% of sales from 9.3% in 2003.  The significant increase in spending levels occurred in Life Science in the areas of protein separation and function and food safety.  Increased spending levels in Clinical Diagnostics are attributable to the recently announced FDA clearance for the Bio-Plex 2200TM, an immunoassay platform that employs multiplexing technology. Clinical Diagnostics continues to invest in expanding its quality control products and blood virus diagnostic tests.  Bio-Rad plans to reinvest between 9% and 10% of sales in research and development annually to support sales growth.

Product research and development expense in 2003 rose to 9.3% of sales. In absolute dollars each segment had growth with Life Science increasing more than Clinical Diagnostics.  Life Science concentrated on proteomics, process chromatography, food testing and microarray technology.  Clinical Diagnostics concentrated on automation for the serology, autoimmune and blood virus products as well as the segment’s quality control products.

CORPORATE RESULTS

Interest expense declined in 2004 to $20.2, a decrease of $10.8 million.  The year 2004 is representative of approximately $251.6 million of average borrowings, consisting largely of the September 2003, 7.5%, 10 year bonds plus the amortization of bond origination fees and interest on local foreign lines of credit.  In December 2004, the Company borrowed an additional $200.0 million in a private placement of 10 year senior subordinated notes at 6.125%.  This additional borrowing will cause 2005 interest expenses to increase by approximately $12.5 million including the amortization of bond origination fees.  For 2004, the 6.125% 2004 bonds were outstanding for nine days.

Interest expense increased to $31.0 million in the year 2003.  Included in the current year’s interest cost is $14.6 for the open market repurchase and tendering of $106.0 million of Bio-Rad’s 11-5/8% Senior Subordinated Notes due 2007 and the refinancing of the Company’s primary credit facility.  These costs include a premium to repurchase the notes, and the expensing of unamortized debt issue costs and original issue discount.

Foreign exchange losses for 2004 and 2003 decreased by $1.7 and $1.4 million, respectively, when compared to prior years.  All years include the net cost of Bio-Rad’s economic hedging program valuing open option contracts to fair market value at period end and the revaluation of intercompany receivables and payables for the established European, Asian and North America currencies.

Other income and expense for the year 2004 includes $4.6 million of interest and dividends generated by the Company’s net cash position and notes receivable.  The Company also settled by negotiation and received cash payments of $3.3 million in two matters that originated prior to 2002.  First was a $1.9 million settlement with an outside legal firm which represented the Company in the mid 1990s.  The second settlement was with Digilab LLC for contested transition services settled in connection with the sale of the Company’s spectroscopy product line in October 2001.  The Company additionally recorded a write-down of $2.4 million for an other than temporary impairment of its investment in Instrumentation Laboratories, an Italian diagnostic company in which it holds a 3% stake, and recorded $3.1 million of other income associated with an equity method investee, a Japanese equipment manufacturer in which it holds a 40% stake.

Bio-Rad’s consolidated effective tax rate was 32%, 33% and 35% in 2004, 2003 and 2002, respectively.  The tax rate for all years reflects the utilization of loss carryforwards, foreign sales corporation benefits, and foreign tax credits.  The largest component in the 2004 and 2003 year over year decline in the tax rate is the difference between U.S. and foreign tax rates, net of foreign tax credits.

FINANCIAL CONDITION

Historically, the Company's principal capital requirement was for working capital to fund its internal growth.  Management assesses Bio-Rad’s liquidity in terms of its ability to generate cash to fund its operations and make acquisitions.  The relevant factors that effect liquidity are cash flows from operations, capital expenditures, acquisition opportunities, Common Stock repurchases, the adequacy of available bank lines of credit and the ability to raise long-term capital by borrowing in the debt markets with satisfactory terms and conditions.

At December 31, 2004, the Company had available $361.6 million in cash, cash equivalents and short-term investments, and $53.1 million under international lines of credit.  Under the $150.0 million restated and amended Revolving Credit Facility the Company has $145.4 million available with $4.6 million reserved for standby letters of credit issued by our banks to guarantee the Company’s obligations to certain insurance companies.  Management believes that this availability, together with cash flow from operations, will be adequate to meet the Company's current objectives for operations, research and development, capital additions for plant, equipment and systems and an acquisition consistent with opportunities presently available.

CASH FLOW FROM OPERATIONS

Net cash provided by operations was $123.1 million, $127.6 million and $105.8 million in 2004, 2003 and 2002 respectively.  The decrease is primarily due to increased spending with suppliers and employees in operating the business.  This decline in operating cash flows was caused by higher regulatory compliance, facility, and personnel costs, offset by lower income tax payments and miscellaneous receipts including settlements of disputed legal charges and the collection of a disputed non-trade receivable.  The increase in receivables and inventory after elimination of foreign currency and acquisitions was in line with our sales growth and not a significant factor to declining cash flows from operations.

Bio-Rad’s management regularly reviews the allowance for uncollectible receivables and believes net accounts receivable are fully realizable.  Management routinely reviews inventory for the impact of obsolesence and changes in market prices caused by the introduction of new products, technologies and in government reimbursement policies.

CASH FLOW FROM INVESTING ACTIVITIES

Net capital expenditures in 2004 totaled $60.5 million, compared to $69.0 million and $42.2 million in 2003 and 2002, respectively.  The cost to complete a new 160,000 square foot building on our Hercules campus was approximately $26 million of which $23.1 million was incurred in 2003.  Complete occupancy occurred at the end of the first quarter of 2004.  A principal expenditure in all years was clinical diagnostics equipment placed with customers to be used with the Company's clinical diagnostics reagents.  For 2004 this amount represents $15.9 million of capital additions.  The Company continues to invest in business systems to standardize distribution software and enhance data communication.  Other expenditures were made for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices, (GMP) mandated by the Food and Drug Administration (FDA) for Clinical Diagnostics and to meet the requirements of other regulatory bodies as well as many customers in the Life Science market.

Net cash used in investing activities was $186.3 million for the year 2004.  Payments for acquisitions include cash paid for the acquisition of Hematronix in the first quarter of 2004, an increase in the Company’s investment in Sartorius in the second quarter of 2004, and the acquisition of MJ Geneworks in the third quarter of 2004.  Proceeds from divestitures represents the cash received from the divestiture of the confocal microscopy product line.  The $88.9 million of net purchases of marketable securities and investments represents the temporary placement of funds not being used in operations.  Cash and short-term investment in part represents the Company’s resources available to do an acquisition before drawing on its available credit facilities and incurring additional debt.  Actual acquisition spending, however, may vary depending upon the availability and timing of a suitable candidate.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash flow provided from financing was $193.2 million for 2004.  During the fourth quarter of 2004, the Company borrowed $200 million at 6.125% due 2014 in a private placement.  The funds were invested in cash equivalents and short-term investments to be available for a possible acquisition.  A specific target has not been identified but the Company continually discusses strategic and tactical opportunities with owners and principals representing possible acquirees.  Net borrowings under lines of credit represent repayments of the credit facility Bio-Rad assumed in the MJ Geneworks acquisition.

The Company completed three significant financing transactions during 2003. These transactions were the completion of a $150.0 million revolving credit facility, the placement of $225.0 million aggregate principal amount of Senior Subordinated Notes in a private offering and completion of a cash tender offer to retire all of its outstanding 11-5/8% Senior Subordinated Notes due in 2007.

The $150.0 million revolving credit facility is secured by substantially all of the Company’s personal property assets and the assets of its domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of its existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).

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

The $225.0 million private placement has been exchanged for the new 7.5% Exchange Notes that have been registered under the Securities Act of 1933, as amended, or applicable state securities laws.  This transaction was completed on October 30, 2003, with the new Exchange Notes being virtually identical in all material respects to the 7.5% private placement.

The Board of Directors has authorized the Company to repurchase up to $18 million of the Company's common stock over an indefinite period of time.  Through December 31, 2004, the Company has cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million.  The Company's credit agreements restrict the Company's ability to repurchase its own stock.  There were no share repurchases made during 2003 or 2004.  The repurchase is designed to improve shareholder value and to satisfy the Company's obligations under the employee stock purchase and stock option plans.

CONTRACTUAL OBLIGATIONS

The following summarizes certain of our contractual obligations as of December 31, 2004 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt,
including current portion (1)	426.4	0.4	0.7	0.3	425.0
Operating lease obligations (2)	61.7	22.7	25.1	8.1	5.8
Purchase obligations (3)	12.7	9.5	1.4	0.9	0.9
Long-term liabilities	29.0	--	14.7	2.9	11.4

(1)

These amounts represent expected cash payments, include capital lease obligations and are included in our Consolidated Balance Sheets.  See Note 7 of the Consolidated Financial Statements for additional information about our debt.

(2)

Operating lease obligations are described in Note 13 of the Consolidated Financial Statements.

(3)

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.  Purchase obligations exclude agreements that are cancelable without penalty.

FINANCIAL RISK MANAGEMENT

Bio-Rad uses derivative financial instruments to reduce the Company's exposure to fluctuations in foreign exchange rates and, on occasion, interest rates.  No derivative financial instruments are entered into for the purpose of speculating or trading.  Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure.  These derivative investments do not qualify for hedge accounting treatment under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be included in reported earnings.

Bio-Rad operates and conducts business in many countries and is exposed to movements in foreign currency exchange rates.  Additionally, Bio-Rad's consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. Dollar.  Foreign currency exposures are managed on a centralized basis by the Company's Treasury Department.  This allows for the netting of natural offsets and lowers transaction costs and exposures.  Bio-Rad currently makes more than 60% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another currency.

Bio-Rad typically enters into forward exchange contracts to sell its foreign currency.  Contracts primarily in British Sterling, Japanese Yen and the Euro, are entered into typically for 30 to 60 days.  Bio-Rad records the change in the value of its foreign currency intercompany receivables and payables as a foreign exchange gain or loss on its statements of income along with the change in the fair market value of the forward exchange contract used as an economic hedge of that asset or liability.

Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk.  Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates.  A 10% adverse loss on quoted foreign currency exchange rates would result in an approximate $10 million loss.  This impact of a change in exchange rates excludes the offset derived from the change in the Company’s underlying assets and liabilities, which could reduce the effect to zero.

The Company's long-term debt consists primarily of fixed rate instruments. Bio-Rad uses sensitivity analysis to assess the market risk associated with its interest rate risk.  As of December 31, 2004, the Company’s interest rate risk was not significant.