Form 10-K, Exhibit 13
period 2005-12-31
BIO RAD LABORATORIES INC
filed 2006-03-03
CIK 12208

			Exhibit 13.1
Bio-Rad Laboratories, Inc.
Summary of Operations and Selected Financial Data (in thousands, except per share data)
	2005	2004	2003	2002	2001

Net sales	$ 1,180,985	$ 1,090,012	$ 979,631	$ 865,006	$ 789,639
Cost of goods sold	534,499	479,939	423,401	365,451	345,964

Gross profit	646,486	610,073	556,230	499,555	443,675
Selling, general and administrative expense	416,084	378,264	317,524	281,579	257,684
Product research and development expense	115,104	108,344	91,273	79,788	73,922
Purchased in-process research and development expense	--	14,620	--	--	--
Impairment losses on long-lived assets	19,770	--	--	--	--
Goodwill amortization	--	--	--	--	7,746
Loss on divestitures	--	--	--	--	5,150
Interest expense	32,643	20,219	31,006	28,207	24,088
Foreign exchange (gains) losses	(1,528)	2,394	4,080	5,441	2,097
Other (income) expense, net (1)	(28,958)	(11,095)	(3,012)	(678)	10,031
Income from continuing operations before taxes	93,371	97,327	115,359	105,218	62,957
Provision for income taxes	(15,792)	(31,035)	(38,055)	(36,692)	(20,132)

Income from continuing operations	77,579	66,292	77,304	68,526	42,825

Discontinued operations
Gain (loss) from discontinued operations (net of tax)	--	(1,487)	(1,133)	(663)	1,354
Gain on divestiture (net of tax)	3,974	3,437	--	--	--
Total income (loss) from discontinued operations	3,974	1,950	(1,133)	(663)	1,354
Net income	$ 81,553	$ 68,242	$ 76,171	$ 67,863	$ 44,179

Basic earnings per share:
Continuing operations	$ 2.98	$ 2.58	$ 3.04	$ 2.73	$ 1.74
Discontinued operations	0.15	0.07	(0.04)	(0.03)	0.05
Basic earnings per share	$ 3.13	$ 2.65	$ 3.00	$ 2.70	$ 1.79

Diluted earnings per share:
Continuing operations	$ 2.91	$ 2.51	$ 2.94	$ 2.63	$ 1.68
Discontinued operations	0.15	0.07	(0.04)	(0.02)	0.06
Diluted earnings per share	$ 3.06	$ 2.58	$ 2.90	$ 2.61	$ 1.74

Cash dividends paid per common share	--	--	--	--	--
Total assets	$ 1,426,582	$ 1,371,618	$ 992,596	$ 720,703	$ 684,028
Long-term debt, net of current maturities	$ 425,687	$ 425,979	$ 225,835	$ 105,768	$ 188,423

(1) See Note 11 to the consolidated financial statements for components of Other (income) expense, net.  Included in 2001 is a $9.4 million write-down of an investment.  Included in 2004 is interest and investment income of $6.6 million, income from equity investee of $3.1 million and a litigation settlement of $1.9 million offset by a $2.4 million write-down of an investment.  Included in 2005 is interest and investment income of $16.7 million, gains on sales of investments of $11.2 million, and litigation expense of $1.2 million.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands)
	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$ 296,716	$ 195,734
Restricted cash	36,138	--
Short-term investments	116,343	165,899
Accounts receivable less allowance of
$13,301 in 2005 and $13,406 in 2004	247,192	261,243

Inventories, net:
Raw materials	48,271	44,950
Work in process	51,601	48,206
Finished goods	112,470	112,356
Total inventories	212,342	205,512

Deferred tax assets	30,984	25,727

Prepaid expenses and other current assets	68,496	54,345
Total current assets	1,008,211	908,460

Property, plant and equipment:
Land and improvements	9,837	9,959
Buildings and leasehold improvements	120,015	119,433
Equipment	322,354	321,215
Total property, plant and equipment	452,206	450,607
Accumulated depreciation	(271,948)	(248,283)
Property, plant and equipment, net	180,258	202,324

Goodwill	113,276	113,276
Purchased intangibles, net	28,449	58,638
Long-term deferred tax assets	14,003	6,160
Other assets	82,385	82,760

TOTAL ASSETS	$ 1,426,582	$ 1,371,618

 The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 72,950	$ 71,194
Accrued payroll and employee benefits	81,076	79,061
Notes payable	2,950	9,055
Current maturities of long-term debt	391	402
Sales, income and other taxes payable	15,841	15,835
Litigation accrual	55,701	50,000
Accrued royalties	34,386	39,317
Other current liabilities	55,948	50,511
Total current liabilities	319,243	315,375

Long-term debt, net of current maturities	425,687	425,979
Deferred tax liabilities	2,281	4,388
Other long-term liabilities	21,397	28,988
Total liabilities	768,608	774,730

Commitments and contingent liabilities	--	--

Stockholders’ equity:
Preferred stock, $0.0001 par value, 7,500,000
shares authorized; none outstanding	--	--
Class A common stock, $0.0001 par value, 80,000,000 shares
authorized; outstanding - 21,316,556 at 2005; 50,000,000 shares
authorized; outstanding - 20,997,568 at 2004	2	2
Class B common stock, $0.0001 par value,
20,000,000 shares authorized; outstanding
2005 - 4,909,908; 2004 - 4,836,540	1	1
Additional paid-in capital	60,112	49,628
Retained earnings	570,807	489,254
Accumulated other comprehensive income:
Currency translation and other	27,052	58,003

Total stockholders’ equity	657,974	596,888

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 1,426,582	$ 1,371,618

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc. Consolidated Statements of Income (in thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003

Net sales	$ 1,180,985	$ 1,090,012	$ 979,631
Cost of good sold	534,499	479,939	423,401
Gross profit	646,486	610,073	556,230
Selling, general and administrative expense	416,084	378,264	317,524
Product research and development expense	115,104	108,344	91,273
Purchased in-process research and development expense	--	14,620	--
Impairment losses on long-lived assets	19,770	--	--
Interest expense	32,643	20,219	31,006
Foreign exchange losses	(1,528)	2,394	4,080
Other income, net	(28,958)	(11,095)	(3,012)
Income from continuing operations before taxes	93,371	97,327	115,359
Provision for income taxes	(15,792)	(31,035)	(38,055)
Income from continuing operations	77,579	66,292	77,304
Discontinued operations
Loss from discontinued operations net of tax benefits
of $532 in 2004 and $538 in 2003	--	(1,487)	(1,133)
Gain on divestiture net of tax expense of $0 in 2005
and $2,295 in 2004	3,974	3,437	--
Total income (loss) from discontinued operations	3,974	1,950	(1,133)
Net income	$ 81,553	$ 68,242	$ 76,171

Basic earnings per share:
Continuing operations	$ 2.98	$ 2.58	$ 3.04
Discontinued operations	0.15	0.07	(0.04)
Net income	$ 3.13	$ 2.65	$ 3.00
Weighted average common shares	26,063	25,724	25,416

Diluted earnings per share:
Continuing operations	$ 2.91	$ 2.51	$ 2.94
Discontinued operations	0.15	0.07	(0.04)
Net income	$ 3.06	$ 2.58	$ 2.90
Weighted average common shares	26,662	26,489	26,310

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Cash Flows

(in thousands)
	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Cash received from customers	$ 1,166,711	$ 1,087,946	$ 1,020,135
Cash paid to suppliers and employees	(1,003,264)	(920,606)	(826,055)
Interest paid	(31,334)	(19,543)	(17,088)
Income tax payments	(39,597)	(33,637)	(51,280)
Miscellaneous receipts	15,768	8,933	1,928
Net cash provided by operating activities	108,284	123,093	127,640

Cash flows from investing activities:
Capital expenditures, net	(36,055)	(60,493)	(69,003)
Payments for acquisitions and investments	(4,344)	(58,983)	(16,375)
Proceeds from divestiture	--	19,775	--
Payments for purchase of intangible assets	(5,000)	(10,000)	--
Purchases of marketable securities and investments	(873,822)	(2,257,694)	(600,000)
Sales of marketable securities and investments	942,790	2,174,538	510,135
Foreign currency economic hedges, net	6,397	6,539	(14,998)
Restricted cash	(36,138)	--	--
Net cash used in investing activities	(6,172)	(186,318)	(190,241)

Cash flows from financing activities:
Net borrowings (payments) on notes payable	(6,847)	(9,580)	435
Long-term borrowings	--	200,000	249,335
Payments on long-term debt	(447)	(1,781)	(132,012)
Debt retirement costs on 11-5/8% bonds	--	--	(9,467)
Debt issuance costs on 7.5% bonds	--	--	(5,431)
Debt issuance costs on 6.125% bonds	(331)	(2,876)	--
Proceeds from issuance of common stock	8,915	7,464	5,309
Net cash provided by financing activities	1,290	193,227	108,169

Effect of exchange rate changes on cash	(2,420)	337	(7,906)

Net increase in cash and cash equivalents	100,982	130,339	37,662
Cash and cash equivalents at beginning of year	195,734	65,395	27,733
Cash and cash equivalents at end of year	$ 296,716	$ 195,734	$ 65,395

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	2005	2004	2003

Common Stock, $0.0001 par value:
Balance at beginning of year	$ 3	$ 3	$ 3
Issuance of common stock	--	--	--
Balance at end of year	3	3	3

Additional Paid-In Capital:
Balance at beginning of year	49,628	42,164	36,141
Issuance of common stock	8,916	6,250	5,309
Tax benefit from exercise of stock options	1,568	1,214	714
Balance at end of year	60,112	49,628	42,164

Retained Earnings:
Balance at beginning of year	489,254	421,012	344,841
Net income	81,553	68,242	76,171
Balance at end of year	570,807	489,254	421,012

Accumulated Other Comprehensive Income (Loss):
Balance at beginning of year	58,003	32,628	2,102
Other comprehensive income (loss)	(30,951)	25,375	30,526
Balance at end of year	27,052	58,003	32,628

Total Stockholders’ Equity	$ 657,974	$ 596,888	$ 495,807

Comprehensive Income, net of tax:
Net income	$ 81,553	$ 68,242	$ 76,171
Currency translation adjustments	(30,535)	18,573	28,620
Net unrealized holding gains net of tax of $999
in 2005, $3,870 in 2004 and $1,053 in 2003	41	8,096	2,137
Reclassification adjustments for gains included in net income
net of tax of $271 in 2005, $623 in 2004 and $108 in 2003	(457)	(1,294)	(231)
Total Comprehensive Income	$ 50,602	$ 93,617	$ 106,697

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Notes to Consolidated Financial Statements

________________________________________________________________

1.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Bio-Rad Laboratories, Inc. and all subsidiaries (referred to in this report as “Bio-Rad,” “we,” “us” and “our”) after elimination of intercompany balances and transactions.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts included in the balance sheet as of December 31, 2004, as well as in the Statement of Cash Flows for the years ended December 31, 2004 and 2003, have been reclassified to conform to the current year presentation.  Amounts related to deferred taxes are discussed in Note 8.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less which are readily convertible into cash.  Cash equivalents are stated at cost, which approximates fair market value.

RESTRICTED CASH

Restricted cash of $36.1 million represents deposits in a money market account that have been used as collateral to protect the surety company in connection with its execution of a surety bond in the amount of $37.2 million to stay the enforcement of the judgment in the legal matter described in Note 14.

SHORT-TERM INVESTMENTS

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investments are classified as “Available-for-sale” and accordingly are reported at fair value, with unrealized gains and losses, if material, reported as a component of stockholder’s equity, net of any related tax effect. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.  Cash and cash equivalents and short-term investments are placed with highly rated major financial institutions.  We perform credit evaluation procedures related to our trade receivables and with the exception of certain developing countries, generally do not require collateral.  As a result of increased risk in these developing countries, some Bio-Rad sales are subject to collateral letters of credit.  Credit risk is limited generally due to the large number of customers and their dispersion across many geographic areas.  However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community.  We do not currently anticipate a credit risk associated with these receivables.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of the allowance is determined by analyzing known uncollectible accounts, aged receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. This valuation allowance is reviewed quarterly to determine whether a change is warranted.

INVENTORY VALUATION

Inventories are valued at the lower of actual cost or market and include material, labor and overhead costs.  Management reviews the need for an inventory obsolescence reserve on a quarterly basis or, if warranted by circumstances, more frequently.  In evaluating this reserve, technology changes, competition, customer demand and manufacturing quality are considered.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost. Included in property, plant and equipment is reagent rental equipment.  We provide these instruments to our customers for use with our reagents.  Property, plant and equipment are assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.  Buildings and leasehold improvements are amortized over 15-30 years or the lives of the leases or improvements, whichever is shorter.  With the exception of reagent rental equipment, which is amortized over a 1-3 year period, equipment is depreciated over 3-12 years.

Net capital expenditures include proceeds from the sale of property, plant and equipment of $3.2 million, $0.8 million and $1.1 million for the years ended December 31, 2005, 2004, and 2003, respectively.

GOODWILL

Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost.  Goodwill is assessed for impairment by applying a fair-value based test annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 6).

INCOME TAXES

We account for income taxes under the asset and liability method which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between carrying amounts and tax basis of assets and liabilities (see Note 8).

REVENUE RECOGNITION

Revenue is recognized when pervasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, collectibility is reasonably assured and title has passed to the customer or product has been delivered absent specific contractual specifications.  Equipment that requires factory installation is not recorded until installation is complete and customer acceptance, if required contractually, has occurred.  Reagent agreements are a Diagnostic industry sales method that provides use of an instrument if the customer exclusively purchases the company’s reagents to use on that instrument.  We have evaluated the reagent agreements and account for the contracts under the terms of the guidance set forth in EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  All revenues that we earn under our reagent agreements are recognized when the reagent has been delivered to the customer.  Service revenues on extended warranty contracts are recognized ratably over the life of the service agreement or as services are performed, if not under contract.

SHIPPING AND HANDLING

We classify all freight billed to customers as net sales.  Related freight costs are included in cost of goods sold.

SALES RETURNS AND WARRANTY

At the time the related revenue is recognized, a provision is recognized for estimated product returns.

We warrant certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon shipment of that equipment, we establish, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.  A review is performed on a quarterly basis to assess the adequacy of our warranty reserve.

Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows (in millions):

	2005	2004

January 1	$ 10.1	$ 9.1
Provision for warranty	13.3	10.4
Actual warranty costs	(11.4)	(9.4)
December 31	$ 12.0	$ 10.1

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

Foreign currency transaction gains and losses are included in foreign exchange (gains) losses in the consolidated statement of income. Transaction gains and losses result primarily from fluctuations in exchange rates when intercompany receivables and payables are denominated in currencies other than the functional currency of our subsidiary that recorded the transaction.

FORWARD EXCHANGE CONTRACTS

As part of distributing our products, we regularly enter into intercompany transactions.  We enter into forward foreign currency exchange contracts to manage foreign exchange risk of future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables.  We do not use derivative financial instruments for speculative or trading purposes.  In accordance with Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, we do not seek hedge accounting treatment for these contracts.  As a result, these contracts, generally with maturity dates of 90 days or less and related primarily to currencies of industrial countries, are recorded at their fair value at each balance sheet date.  The resulting gains or losses offset exchange gains or losses on the related receivables and payables, both of which are recorded as foreign exchange (gains) losses in the consolidated statement of income.  The cash flows related to these contracts are classified as cash flows from investing activities in the Statement of Cash Flows.

EMPLOYEE STOCK COMPENSATION PLANS

We maintain incentive and non-qualified stock option plans for officers and certain other key employees.  We also have an employee stock purchase plan that provides that eligible employees may contribute toward the purchase of our Class A common stock. These plans are described more fully in Note 10.

Had compensation cost for our stock option and stock purchase plans been accounted for under SFAS 123, Accounting for Stock-Based Compensation, based on the assumptions and methods outlined in Note 10, our proforma net income and earnings per share would have been as follows (in millions, except per share data):

Year Ended December 31,
	2005	2004	2003

Net income, as reported	$ 81.6	$ 68.2	$ 76.2
Deduct: Total stock-based employee compensation
expense determined under fair value methods
for all awards, net of related tax effects	(3.4)	(3.0)	(2.1)
Pro forma net income	$ 78.2	$ 65.2	$ 74.1

Earnings per share:
Basic-as reported	$ 3.13	$ 2.65	$ 3.00
Basic-pro forma	$ 3.00	$ 2.54	$ 2.91

Diluted-as reported	$ 3.06	$ 2.58	$ 2.90
Diluted-pro forma	$ 2.93	$ 2.47	$ 2.82

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for that period.  Diluted earnings per share takes into account the effect of dilutive instruments, such as stock options, and uses the average share price for the period in determining the number of common stock equivalents that are to be added to the weighted average number of shares outstanding.  Common stock equivalents are excluded from the diluted earnings per share calculation if the effect would be anti-dilutive.

Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options to purchase 599,000, 765,000 and 894,000 shares for the years ended December 31, 2005, 2004 and 2003, respectively.  Options to purchase 281,000 and 10,000 shares of common stock were outstanding for the years ended December 31, 2005 and 2004, respectively, but were excluded from the computation of diluted earnings per share because the price of the options was greater than the average market price of the common shares.  There were no anti-dilutive options for the year ended December 31, 2003.

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

The estimated fair value of our financial instruments is as follows (in millions):

Year Ended December 31,
	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Notes receivable and other	$ 82.4	$ 113.4	$ 80.0	$ 104.2
Total long-term debt	$ 426.1	$ 430.6	$ 426.4	$ 450.5

Financial instruments (e.g., notes receivable) that have fair values based on discounted cash flows, market quotations, and other appropriate valuation techniques are included in Other assets.  Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

For certain financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, marketable securities, notes payable, and accounts payable, the carrying amounts approximate fair value.

NEW FINANCIAL ACCOUNTING STANDARDS

In June 2005, the Financial Accounting Standards Board (FASB) issued Staff Position (“FSP”) No. 143-1, “Accounting for Electronic Equipment Waste Obligations,” which provides guidance on accrual accounting for historical waste obligations associated with the European Union Waste, Electrical and Electronic Equipment Directive (“WEEE Directive”).  FSP No. 143-1 is effective for the first reporting period ending after June 8, 2005 or the date of the adoption of the WEEE Directive into law by the applicable European Union member country.  Because European Union member countries have not yet, among other steps, (i) fully enacted their national laws relating to WEEE, (ii) completed implementation of their administrative measures and programs, (iii) clarified the scope of products considered WEEE, and/or (iv) established pricing for recycling of WEEE, we cannot at this time reasonably estimate the effect of applying this guidance in future periods.  However, we continue to monitor WEEE developments in the respective EU countries in an effort to determine the financial statement impact, if any, of this directive.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 replaces APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirement for the accounting for and reporting of a change in accounting principle.  APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards in their financial statements. Pro forma disclosure is no longer an alternative under the new standard. SFAS 123(R) will also require the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as currently required.

Bio-Rad has adopted the provisions of SFAS 123(R) beginning January 1, 2006 and will continue to evaluate the impact of SFAS 123(R) on the consolidated financial statements as it begins recognizing compensation expense for the unvested portion of awards granted prior to adoption and for new awards granted subsequent to adoption. Bio-Rad has elected to use the “modified prospective” transition method under SFAS 123(R) in the first quarter of 2006. Under the “modified prospective” method, compensation cost for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. The compensation cost related to unvested awards at the date of adoption is based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123 as adjusted for the effect of estimated forfeiture rates. We will recognize compensation cost for stock-based awards issued after December 31, 2005 on a straight-line basis over the requisite service period for the entire award. The new standard will result in increased compensation expense.

2.	ACQUISITIONS

In August 2004, we acquired the outstanding shares of MJ GeneWorks, Inc. and its subsidiaries, a life science company specializing in instruments and consumables used in modern biological research.  The total purchase price of $90.0 million included $7.0 million of net tangible assets, $40.5 million of goodwill and $42.5 million of intangible assets.  We paid $31.0 million in cash and assumed liabilities including $9.0 million in notes payable and capital leases and a $50.0 million litigation accrual (see Note 14).  Acquired in-process research and development of $13.7 million was charged to expense in the third quarter of 2004.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third-party valuations.  We included these operations in our Life Science segment.

In March 2004, we purchased for cash the controls business of Hematronix, Inc. of Plano, Texas.  Bio-Rad acquired tangible and intangible assets and assumed certain liabilities for approximately $17 million.  Acquired in-process research and development of $0.9 million was charged to expense in the first quarter of 2004.  We included these operations in our Clinical Diagnostics segment.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following (in millions):

	December 31,
	2005	2004
Available-for-sale securities:
Auction rate securities	$ 3.9	$ 146.5
Certificate of deposit	--	4.0
Variable rate notes	8.7	8.4
U.S Agencies	25.5	7.0
Asset backed securities	36.6	--
Corporate obligations	31.4	--
Other	10.2	--

Total short-term investments	$ 116.3	$ 165.9

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date. Securities classified as Available-for-sale are stated at fair value which approximates cost.  As of December 31, 2005, the short-term investments will mature within one year.

4.	INVESTMENTS

We own shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries.  We purchased shares in 2005 and 2004 for approximately $4 and $11 million, respectively, bringing our total investment to approximately 26% of the outstanding voting shares of Sartorius at December 31, 2005.  The Sartorius family trust and Sartorius family members hold a controlling interest of the outstanding voting shares.  We do not have any representative or designee on Sartorius’ board of directors, nor do we have any other influence over the operating and financial policies of Sartorius.  Therefore, we account for this investment using the cost method.

In December 1997, we began investing in Instrumentation Laboratory, S.p.A. (IL), an Italian based clinical diagnostics company.  A privately held company based in Spain controls the majority of the outstanding stock of IL.  As of December 31, 2004, we valued our investment in IL at $4.0 million which reflects a $2.4 million write-down recorded in Other income, net.  In October 2005, Bio-Rad entered into an agreement to sell all its shares back to IL.  We received cash of $12.0 million and recorded in Other income, net, a pre-tax gain of $7.9 million (see Note 11).

On July 26, 2005, BioSource International, Inc. (BioSource) announced in a press release that it had entered into a definitive merger agreement under which Invitrogen Corporation will acquire BioSource for $12.50 per share in cash.  In October 2005, we tendered our shares of BioSource to Invitrogen Corporation for $12.50 per share in cash and received cash of $8.3 million.  We recorded in Other income, net, a pre-tax gain of $3.3 million (see Note 11).

5.	DISCONTINUED OPERATIONS

On May 31, 2004, we sold a group of assets and transferred certain liabilities that comprise a substantial portion of our confocal microscopy product line to Carl Zeiss Jena GmbH. Proceeds of $19.8 million were offset by net assets of $5.7 million, lease settlements of $6.7 million and severance, legal and other costs of $1.7 million resulting in a pre-tax gain of $5.7 million.  As required by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, with the disposition of this asset group, the sales and expenses related to this product line for current and prior periods have been reclassified as a separate line on the income statement titled “Discontinued Operations.”

During 2005, Bio-Rad reached an agreement to settle the $6.7 million lease commitment and revised our lease settlement estimate to $2.7 million to exit the facility in 2005.  Consequently, we recognized a $4.0 million gain on the revised disposition.

There were no sales or pre-tax operating losses attributable to the discontinued operations for the year ended December 31, 2005.  The discontinued operations generated net sales of $6.3 million and $23.8 million for the years ended December 31, 2004 and 2003, respectively.  The pre-tax operating losses attributable to the discontinued operations for the years ended December 31, 2004 and 2003 were $2.0 million, and $1.7 million, respectively.

6.	GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

In March 2005, we purchased the rights to certain patents for $1.0 million.  In June 2004, we purchased $14.0 million of intangible assets related to licensing agreements.  We paid $6.0 million upon acquisition and $4.0 million in the third quarter of 2004.  The remaining $4.0 million was paid in 2005.  These intangibles are part of our Clinical Diagnostics segment.

As part of the acquisition of MJ GeneWorks, Inc. and its subsidiaries in August 2004 (see Note 2), we added $40.5 million of goodwill and $42.5 million of intangible assets including $13.7 million of in-process research and development and $22.5 million of developed technology.  During the fourth quarter of 2005, $19.8 million of impairment losses related to intangible and long-lived assets were recorded in the Life Science segment.  Of these losses, $15.8 million related to intangible and tangible assets acquired from MJ Geneworks (MJ).  The circumstance leading to the impairment was the November 10, 2005 recommended ruling of the Connecticut Federal District Court that it would not enforce the August 30, 2005 settlement between Bio-Rad, Applera and Roche (see Note 14).  As a result of this decision Bio-Rad continued to be barred from selling, servicing or marketing MJ thermal cyclers and real time polymerase chain reaction (PCR) equipment in the United States.  The asset group impaired included fixed assets at the Massachusetts manufacturing location making the MJ cyclers along with intangible assets related to developed technology, U.S. customer mailing lists, trade names and non-compete agreements.  The determination of fair value was calculated converting estimated future cash flows to their present value, using the rate of return expected by an investor for an investment with similar perceived risk.

Additionally, $4.0 million of intangible and tangible assets related to our microarray product line manufactured in Waterloo, Canada were impaired.  In the fourth quarter, we decided to close the plant and no longer manufacture the products that related to the specific patents purchased from Virtek in 2002.  Bio-Rad has developed new microarray products that do not use the technology covered in the patents.  The discontinued products covered by the patents will have negligible sales and cash flow in 2006 and beyond.

As part of the acquisition of the controls business of Hematronix, Inc. in March 2004 (see Note 2) we added $3.2 million of goodwill and $9.3 million of intangible assets including in-process research and development.

Goodwill balances have been included in corporate for segment reporting purposes in Note 15.

Other than goodwill, we have no intangible assets with indefinite lives.  Information regarding our identifiable purchased intangible assets is as follows (in millions):

	December 31, 2005
	Average	Carrying	Accumulated
	Useful Life	Amount	Amortization	Net
Developed Product Technology	2	$ 9.2	$ 1.4	$ 7.8
Licenses	8	14.0	1.3	12.7
Know How	6	8.7	3.7	5.0
Covenants Not to Compete	2	2.0	0.7	1.3
Patents	4	1.0	--	1.0
Customer Lists	1	0.6	0.2	0.4
Other	3	2.2	2.0	0.2
		$ 37.7	$ 9.3	$ 28.4

	December 31, 2004
	Average	Carrying	Accumulated
	Useful Life	Amount	Amortization	Net
Developed Product Technology	11	$ 28.3	$ 2.5	$ 25.8
Licenses	16	14.1	0.4	13.7
Know How	8	9.9	2.8	7.1
Covenants Not to Compete	10	6.1	0.6	5.5
Patents	16	4.6	0.7	3.9
Customer Lists	6	1.7	0.3	1.4
Other	2	2.9	1.7	1.2
		$ 67.6	$ 9.0	$ 58.6

Recorded purchased intangible asset amortization expense for the years ended December 31, 2005, 2004 and 2003 was $11.0 million, $6.9 million and $1.3 million, respectively.  Estimated purchased intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 is $5.3 million, $5.2 million, $4.4 million, $3.2 million and $1.9 million, respectively.

7.	NOTES PAYABLE AND LONG-TERM DEBT

Notes payable include local credit lines maintained by our subsidiaries aggregating approximately $34.1 million, of which $30.8 million was unused at December 31, 2005.  At December 31, 2004 these lines aggregated approximately $62.3 million, of which $53.1 million was unused.  The weighted average interest rate on these lines was 8.3% and 6.8% at December 31, 2005 and 2004, respectively.  Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

In June 2005, Bio-Rad entered into a new Credit Agreement, which amends and restates the Credit Agreement dated September 9, 2003, as amended December 8, 2004.  Borrowings are permitted up to a maximum of $150.0 million on a revolving basis and can be used to make acquisitions, for working capital and other general corporate purposes.  Borrowings under this line of credit carry a floating rate of interest based on a reference rate dictated by the type of borrowing plus the applicable margin.  Under certain conditions, the Credit Agreement may be increased up to an additional $50 million and will mature on June 21, 2010.

The Credit Agreement is secured by substantially all of our personal property assets, the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.  It is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the Credit Agreement).

The principal components of Long-term debt are as follows (in millions):

	December 31,
	2005	2004

7.5% Senior Subordinated Notes	$ 225.0	$ 225.0
6.125% Senior Subordinated Notes	200.0	200.0
Capitalized leases	1.1	1.4
	426.1	426.4
Less current maturities	(0.4)	(0.4)
Long-term debt	$ 425.7	$ 426.0

In December 2004, Bio-Rad sold $200.0 million principal amount of Senior Subordinated Notes due 2014 (6.125% Notes).  The notes pay a fixed rate of interest of 6.125% per year.  Upon any sale of our common stock, we have the right to repurchase up to 35% of the 6.125% Notes any time prior to December 15, 2007 at a specified redemption price plus accrued and unpaid interest and certain other charges.  Furthermore, we have the option to redeem any or all of the 6.125% Notes at various declining redemption prices or at 100% of the principal amount plus the “applicable premium” (as defined by the indenture) along with accrued and unpaid interest and certain other charges depending on the date redeemed.  Bio-Rad’s obligations under the 6.125% Notes are not secured, rank equal to other senior subordinated notes and rank junior to all Bio-Rad’s existing and future senior debt.

In August 2003, Bio-Rad sold $225.0 million principal amount of Senior Subordinated Notes due 2013 (7.5% Notes).  The notes pay a fixed rate of interest of 7.5% per year.  Upon any sale of our common stock, we have the right to repurchase up to 35% of the 7.5% Notes any time prior to August 15, 2006 at a specified redemption price plus accrued and unpaid interest and certain other charges.  Furthermore, we have the option to redeem any or all of the 7.5% Notes at various declining redemption prices or at 100% of the principal amount plus the “applicable premium” (as defined by the indenture) along with accrued and unpaid interest and certain other charges depending on the date redeemed.  Bio-Rad’s obligations under the 7.5% Notes are not secured, rank equal to other senior subordinated notes and rank junior to all Bio-Rad’s existing and future senior debt.

In 2002 and through July of 2003, Bio-Rad repurchased in the open market $17.3 million (par value) of its Senior Subordinated Notes due in 2007 (11.675% Notes) at an expense, including interest, unamortized issue costs and unamortized original issue discount of $2.5 million.  The remaining $88.7 million (par value) of 11.675% Notes were tendered and repurchased with a portion of the proceeds from the sale of the 7.5% Notes at an expense, including interest, unamortized issue costs and unamortized original discount, of $11.6 million. This expense was included in interest expense.

The Credit Agreement, the 6.125% Notes, and the 7.5% Notes require Bio-Rad to comply with certain financial ratios and covenants, among other things.  The covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test.  There are also restrictions on our ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt.  We were in compliance with all financial ratios as of December 31, 2005 and 2004.

Maturities of long-term debt at December 31, 2005 are as follows: 2006 - $0.4 million; 2007 - $0.4 million; 2008 - $0.2 million; 2009 - $0.1 million; 2010 - $0.0 million; thereafter - $425.0 million.

8.	INCOME TAXES

The U.S. and international components of income before taxes are as follows (in millions):

	Year Ended December 31,
	2005	2004	2003

U.S.	$ 35.0	$ 3.5	$ 43.6
International	58.4	93.8	71.8
Income from continuing operations before taxes	$ 93.4	$ 97.3	$ 115 .4

The provision (benefit) for income taxes consists of (in millions):

	Year Ended December 31,
	2005	2004	2003
Current:
U.S. Federal	$ 10.8	$ (3.8)	$ 8.6
U.S. State	0.8	1.4	1.1
International	22.6	36.4	33.8
	34.2	34.0	43.5
Deferred:
U.S. Federal	$ (12.4)	$ (6.2)	$ (3.0)
U.S. State	(1.2)	1.1	(0.6)
International	(4.8)	2.1	(1.8)
	(18.4)	(3.0)	(5.4)
Provision for income taxes	$ 15.8	$ 31.0	$ 38.1

Bio-Rad’s income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

	Year Ended December 31,
	2005	2004	2003
U. S. statutory tax rate	35%	35%	35%
Export sales benefit	(3)	(2)	(2)
Reduction in state tax benefits	--	2	--
Difference between U.S. and foreign tax rates
(net of foreign tax credits)	(8)	(2)	(1)
Loss carryforwards utilized	--	(1)	--
Foreign losses not benefited	3	3	1
Capital losses not benefited/(benefited)	(5)	1	--
Nontaxable dividend income	(6)	(2)	--
Increase(decrease) in tax reserves	3	(1)	(1)
Other	(2)	(1)	1
Provision for income taxes	17%	32%	33%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in millions):

	Year Ended December 31,
	2005	2004
Deferred tax assets
Bad debt reserve	$ 3.2	$ 1.0
Inventory reserve	12.2	9.8
Warranty reserve	5.5	3.9
Vacation pay reserve	6.0	5.4
Net operating loss	10.1	8.4
Royalty reserve	4.4	2.9
Retirement reserve	3.6	4.2
Depreciation/Amortization	6.4	6.0
Amortization of intangibles	8.3	6.4
Impairment of assets	6.1	--
Write-off of investment in subs	2.4	6.4
State tax credit carryforward	6.4	5.9
Miscellaneous – other items	9.6	9.9
Valuation allowance	(17.7)	(18.0)
	66.5	52.2
Deferred tax liabilities
Deferred gain	5.2	5.7
Development cost of Hercules facility	1.2	1.2
Foreign exchange gain/loss	2.3	3.3
Depreciation/Amortization	7.6	7.1
Miscellaneous – other items	7.6	7.5
	$ 23.9	$ 24.8

The balance sheet as of December 31, 2004 reflects the reclassification of $8.8 million in deferred taxes related to income taxes paid on intercompany profits, resulting in a decrease of $8.8 million in current deferred taxes and an increase of the same amount in prepaid expenses and other current assets.  We have also reclassified $20.4 million to net within a particular tax jurisdiction (a) all current deferred tax liabilities and assets and (b) all non-current deferred tax liabilities and assets, resulting in a decrease in both long-term deferred tax assets and long-term deferred tax liabilities of $20.4 million.

At December 31, 2005, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $21.6 million.  These loss carryforwards have no expiration date.  The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

At December 31, 2005, Bio-Rad had an unutilized domestic net operating loss carryforward of $12.3 million.  The loss carryforward will expire in the year 2018.  The utilization of the loss carryforward is limited to Bio-Rad's domestic taxable income.  At December 31, 2005, Bio-Rad had a California tax credit carryforward of $6.4 million.  The credit carryforward has no expiration date.  The utilization of the tax credit carryforward is limited to the extent Bio-Rad has California taxable income.

A valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2005 was a decrease of $0.3 million, primarily resulting from an increase in expected future earnings.

Bio-Rad does not provide for taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $373 million at December 31, 2005, were remitted to the U.S. parent company.  Unless it becomes advantageous for tax or foreign exchange reasons to remit a subsidiary's earnings, such earnings are indefinitely reinvested in subsidiary operations.  The withholding tax and U.S. federal income taxes on these earnings, if remitted, would in large part be offset by tax credits.

9.	STOCKHOLDERS' EQUITY

Bio-Rad's outstanding stock consists of Class A Common Stock (Class A) and Class B Common Stock (Class B).  Each share of Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that Class A has limited voting rights.  Each share of Class A is entitled to one-tenth of a vote on most matters, and each share of Class B is entitled to one vote.  Additionally, Class A stockholders are entitled to elect 25% of the Board of Directors and Class B stockholders are entitled to elect the balance of the directors.  Cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares.  Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.

10.	STOCK OPTION AND PURCHASE PLANS

STOCK OPTION PLANS

Bio-Rad maintains stockholder approved incentive and non-qualified stock option plans for officers and certain other key employees.  No options have been issued to non-employees.

The 2003 Stock Option Plan of Bio-Rad Laboratories, Inc. (the Plan) authorizes the grant to employees of incentive stock options and non-qualified stock options.  A total of 1,675,000 shares have been reserved for issuance and may be of either Class A or Class B Common Stock.  At December 31, 2005, 1,092,798 shares remain available to be granted.

Under the Amended 1994 Stock Option Plan, Bio-Rad may grant options to its employees for up to 3,550,000 shares of common stock provided that no option shall be granted after March 1, 2004.

Under the plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant.  Generally, options granted have a term of 10 years and vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.  For options granted before January 1, 2001, options vest in increments of 25% over a four-year period on the yearly anniversary date of the grant.

Pro forma compensation costs are calculated for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model.  For purposes of the pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period.

The fair value of options granted was estimated using the Black-Scholes model with the following weighted average assumptions:

	Year Ended December 31,
	2005	2004	2003

Expected volatility	37%	39%	37%
Risk-free interest rate	3.45%	2.73%	2.65%
Expected life (in years)	4.7	4.3	4.2
Expected dividend	--	--	--

See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on our results.

Activity under the 1994 and 2003 Plan’s are summarized below (amounts reported in the Price columns represent the weighted average exercise price):

	Year Ended December 31,
	2005		2004		2003
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,630,717	$27.14	1,582,915	$20.04	1,591,832	$ 15.84
Granted	307,822	57.25	306,990	53.82	302,993	35.71
Exercised	(299,485)	16.26	(221,759)	14.02	(222,699)	12.58
Forfeited	(49,848)	46.05	(33,629)	25.13	(89,211)	16.57
Expired	--	--	(3,800)	9.85	--	--
Outstanding at end of year	1,589,206	$34.43	1,630,717	$27.14	1,582,915	$ 20.04

Options exercisable at year-end	746,765	$20.50	849,633	$15.22	780,415	$ 13.22

Weighted average fair value of
options granted during the year		$20.76		$18.74		$11.85

The following summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price

$10.75-$11.97	421,947	4.02	$11.41	409,307	$11.42
$13.34-$35.50	505,048	5.48	$29.07	253,842	$26.35
$36.00-$56.40	443,577	8.03	$50.99	83,616	$47.15
$57.49-$62.04	218,634	8.88	$57.60	--	--

EMPLOYEE STOCK PURCHASE PLAN

Bio-Rad has an employee stock purchase plan that provides that eligible employees may contribute up to 10% of their compensation up to $25,000 annually toward the quarterly purchase of our Class A common stock.  The employees purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of each calendar quarter.  No compensation expense is recorded in connection with the Plan.  Bio-Rad has authorized the sale of 2,390,000 shares of common stock under the Plan.

We sold 92,869 shares for $4.0 million, 68,932 shares for $3.1 million and 71,314 shares for $2.4 million under the Plan to employees in 2005, 2004 and 2003, respectively.  The weighted average fair value of purchase rights granted in 2005, 2004 and 2003 was $11.38, $10.81 and $9.76, respectively.  At December 31, 2005, 607,438 shares remain authorized under the Plan.

The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions:

	Year Ended December 31,
	2005	2004	2003

Expected volatility	28.53%	20.91%	41.86%
Risk-free interest rate	2.95%	1.22%	0.93%
Expected life (in years)	0.25	0.25	0.25
Expected dividend	--	--	--

See Note 1 for a description of the effect of the pro forma compensation expense derived using the fair value method on our results.

11.	OTHER INCOME AND EXPENSE

Other income, net includes the following income (expense) components (in millions):

	Year Ended December 31,
	2005	2004	2003

Interest and investment income	$ 16.7	$ 6.6	$ 3.2
Income from equity investee (Note 17)	0.1	3.1	--
Write-down of investments (Note 4)	--	(2.4)	--
Litigation settlement (Note 14)	(1.2)	1.9	--
Gains on sales of investments (Note 4)	11.2	--	--
Miscellaneous other items	2.2	1.9	(0.2)
Other income, net	$ 29.0	$ 11.1	$ 3.0

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

	Year Ended December 31,
	2005	2004	2003

Net Income	$ 81.6	$ 68.2	$ 76.2
Adjustments to reconcile income to
net cash provided by operating activities
(net of effects of acquisitions):
Depreciation	49.1	46.2	40.0
Amortization	11.9	9.3	2.0
Foreign currency economic hedge
transactions, net	(6.4)	(6.5)	15.0
Gains on dispositions of securities	(13.3)	(1.9)	(0.3)
(Increase) decrease in accounts receivable, net	(7.7)	(4.4)	10.0
Increase in inventories, net	(18.7)	(5.5)	(8.2)
Decrease (increase) in other current assets	(12.1)	3.5	(14.2)
Increase (decrease) in accounts payable
and other current liabilities	20.5	1.1	(1.6)
Increase (decrease) in income taxes payable	1.6	(2.8)	(5.6)
Increase (decrease) in deferred taxes	(15.0)	2.5	(8.0)
Write-down of investments	--	2.4	--
Debt retirement costs on 11-5/8% bonds	--	--	9.5
Impairment losses on long-lived assets	19.8	--	--
Other	(2.9)	11.0	12.8
Net cash provided by operating activities	$ 108.3	$ 123.1	$ 127.6

13.	COMMITMENTS AND CONTINGENT LIABILITIES

RENTS AND LEASES

Net rental expense under operating leases was $23.7 million in 2005, $23.0 million in 2004 and $23.0 million in 2003.  Leases are principally for facilities and automobiles.

Annual future minimum lease payments at December 31, 2005 under operating leases are as follows: 2006 - $20.9 million; 2007 - $13.9 million; 2008 - $8.4 million; 2009 - $5.3 million; 2010 - $3.6 million; subsequent to 2010 - $8.0 million.

DEFERRED PROFIT SHARING RETIREMENT PLAN

We have a profit sharing plan covering substantially all U.S. employees.  Contributions are made at the discretion of the Board of Directors.  Bio-Rad has no liability other than for the current year's contribution.  Contributions charged to income were $7.5 million, $7.0 million and $6.5 million in 2005, 2004 and 2003, respectively.

OTHER POST-EMPLOYMENT BENEFITS

In several foreign locations we are statutorily required to provide a lump sum severance or termination indemnity to our employees.  Under these plans, the vested benefit obligation at December 31, 2005 and 2004 was $15.4 million and $17.3 million, respectively and has been included in Other long-term liabilities in the consolidated balance sheets.  These plans are not required to be funded, and as such, there is no trust or other device used to accumulate assets to settle these obligations.

FOREIGN EXCHANGE CONTRACTS

We enter into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables.  At December 31, 2005, we had contracts maturing in January through March 2005 to sell foreign currency with a nominal value of $61.1 million and an unrealized loss of $0.2 million.  Contracts to purchase foreign currency had a nominal value of $15.5 million with an unrealized gain of $0.1 million.

INSURANCE

We carry a deductible for workers' compensation and a portion of our group health insurance cost.  Accruals for losses are based on our claims experience and actuarial assumptions followed in the insurance industry.  Should a greater amount of claims occur compared to our estimates or cost of medical care increase beyond what has been anticipated, reserves recorded may not be sufficient and additional charges to income may be required.

LETTERS OF CREDIT

In the ordinary course of business, we are at times required to post letters of credit.  The letters of credit are issued by our banks to guarantee our obligations to insurance companies. We were contingently liable for $4.8 million of standby letters of credit with banks as of December 31, 2005.

TAXES

Settlement of open tax years, as well as tax issues in other countries where we conduct our business, are not expected to have a material effect on the consolidated financial position or liquidity of Bio-Rad and, in the opinion of management, adequate provision has been made for income and franchise taxes for all years under examination or subject to future examination.

14.	LEGAL PROCEEDINGS

Applera Corporation (Applera) and Roche Molecular Systems (Roche) filed a patent infringement case against MJ Research, Inc. and John and Michael Finney in the U.S. District Court for the District of Connecticut in June 1998.  On August 18, 2004, Bio-Rad acquired MJ Research through the acquisition of 100% of the stock of its parent company, MJ GeneWorks, Incorporated, from John and Michael Finney.  The complaint alleged that MJ Research infringed certain patents relating to PCR and instruments for performing PCR.  In response to their claims, MJ Research filed counterclaims including, among others, allegations that Applera had licensed and enforced these patents through anticompetitive conduct in violation of federal and state antitrust laws.  A trial on these matters commenced in March 2004.  The Court elected to hold the trial in two phases: a patent phase and an antitrust phase.

In the patent phase, which has concluded, the jury found that MJ Research infringed three U.S. patents related to PCR process technology and three U.S. patents related to thermal cycler instrument technology.  The jury found the infringement of four of the six patents to be willful.  MJ Research filed for Chapter 11 bankruptcy protection in the U.S. Bankruptcy Court for the District of Nevada on March 29, 2004, and later, the Bankruptcy Court granted MJ Research’s motion to dismiss the bankruptcy case, which became final in September 2004.

In April 2004, the jury awarded damages to Applera and Roche in the amount of $19.8 million. Applera and Roche sought an enhancement of damages, including legal fees, since several infringements were found to be willful.  On March 30, 2005, the Court granted Applera’s and Roche’s motion for enhancement of damages and increased the damages awarded to $35.4 million in addition to awarding reasonable attorneys’ fees and costs in an amount yet to be determined by the Court.  On March 31, 2005 the Court entered judgment in favor of Applera and Roche in that amount, subject to later amendment after it awards attorneys’ fees and costs.  In connection with this ruling, in April we posted a surety bond in the amount of $37.2 million collateralized by the restricted cash of $36.1 million to stay the enforcement of the judgment pending appeal.

Regarding the antitrust phase of the trial, the Court ruled against MJ Research on all of its patent misuse defenses and federal antitrust counterclaims and dismissed all of its counterclaims, including the state antitrust and unfair competition claims, based on those rulings.  The Court denied MJ Research’s motion for reconsideration of the Court’s ruling on patent misuse.  On April 1, 2005, Applera moved the Court for entry of a permanent injunction on the asserted claims of the three U.S. patents related to thermal cycler instrument technology.  On April 14, 2005, MJ Research and John and Michael Finney filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. In addition, they filed several post-judgment motions, including a motion for a new trial and a motion for judgment as a matter of law.  Applera filed a motion to amend the judgment to include prejudgment interest in the amount of approximately $1.0 million.  On May 13, 2005, Applera also moved the Court for joinder of Bio-Rad as an additional defendant in the case.  We opposed the motion for joinder and the motion for entry of a permanent injunction.  In connection with these matters, Bio-Rad established a $50.0 million litigation accrual as part of the purchase accounting of the acquisition of MJ Geneworks.

On August 25, 2005, the Court denied MJ Research’s and Michael and John Finney’s motion for a new trial and their motion for judgment as a matter of law.  On August 29, 2005, the Court granted Applera’s motion to amend the judgment to include prejudgment interest in the amount of approximately $0.9 million.  On August 30, 2005, the Court granted Applera’s motion for entry of a permanent injunction but denied Applera’s motion for joinder of Bio-Rad as an additional defendant in the case.  The injunction ruling, among other things, enjoined MJ Research, Michael and John Finney and, among others, MJ Research’s successors (which includes Bio-Rad) from making, using, offering to sell, or selling in the U.S. any products that were found at trial to directly infringe certain claims of two of the three U.S. patents held by Applera relating to thermal cycler instrument technology.  The injunction further enjoined them from contributing to the infringement of these claims by selling, offering to sell, or importing into the U.S. any products found at trial to infringe and from inducing others to infringe certain claims of all three of the U.S. patents relating to thermal cycler instrument technology.

On August 30, 2005, Bio-Rad entered into what it believed was an enforceable settlement agreement with Applera and Roche to settle this and all other pending litigation among the parties.  On Friday, September 2, 2005, Bio-Rad issued a press release in response to Applera’s September 1, 2005 press release regarding the injunction, in which Bio-Rad stated its belief that the parties had reached a settlement.

On September 8, 2005, Bio-Rad filed a motion with the Court to enforce the settlement agreement and for an award of attorneys’ fees and costs.  In addition, on September 30, 2005, Bio-Rad filed a motion to stay the injunction pending a favorable ruling on its motion to enforce the settlement agreement or, if that motion was not granted, a decision by the Court of Appeals for the Federal Circuit on the appeal of the judgment.  Applera and Roche opposed these motions.  On September 12, 2005, Applera filed motion to hold MJ Research and Bio-Rad in contempt for allegedly violating the injunction.  MJ Research and Bio-Rad opposed this motion.  On November 10, 2005, the Court issued a recommended ruling to deny the motion to enforce the settlement agreement and for an award of attorney’s fees and costs.

On February 9, 2006, Bio-Rad entered into a settlement agreement with Applera and Roche, which resolves the above described patent infringement lawsuit pending in the U.S. District Court of Connecticut.  In connection with the settlement of this lawsuit, Bio-Rad’s 1998 thermal cycler supplier license relating to Applera’s core thermal cycler patents and Roche’s PCR patents has been amended to include the MJ Research thermal cyclers that were subject to this litigation.

Bio-Rad and MJ Research were also defendants in another action in the U.S. District Court for the District of Connecticut.  Applera commenced the action against us on November 9, 2004.  The complaint alleged that Bio-Rad was infringing a U.S. patent which is a counterpart to the revoked European real-time PCR patent described below.  The complaint sought damages and injunctive relief.  On February 9, 2006, Bio-Rad entered into a settlement agreement (with an effective date of April 1, 2005) with Applera, which resolves this lawsuit as well as any issues surrounding back royalties.

The total net settlement amount with respect to all of the above referenced settlement agreements, including amounts related to previously accrued back royalties, was approximately $62 million.  Bio-Rad recognized $1.2 million of additional expense in the fourth quarter of 2005 to adjust its estimated liability as a result of the settlements (see Note 16).  In connection with the settlements, Bio-Rad entered into a royalty-bearing license agreement with Applera relating to Bio-Rad’s real-time instrument business in the United States and a term limited license in the rest of the world.

Applera also filed four actions in the Regional Court of Düsseldorf, Germany during the period from August 2002 through September 2003 against MJ Research and others alleging infringement of four European patents relating to thermal cyclers.  Bio-Rad is also a defendant in one of the actions.  The suit seeks actual damages, costs and expenses and injunctive relief.  Three of the actions had a trial before the Düsseldorf court in April 2004.  One of these actions has since been dismissed, and two of these actions have been resolved in the settlement with Applera described above.  In May 2004, the Düsseldorf court issued an adverse ruling against MJ Research and us, which included an injunction against us and MJ Research from selling any real-time PCR instruments and reagents in Germany. In December 2004, the European Patent Office revoked the patent and the injunctions against MJ Research and Bio-Rad were lifted, allowing MJ Research and us to resume sales of real-time PCR thermal cyclers and reagents.  Applera appealed revocation of the patent, and the appeal hearing will be held in July 2006.

Bio-Rad is also a defendant in an action in Japan which is similar to the action concerning the revoked European patent relating to real-time PCR.  Applera commenced this action against us on May 7, 2002.  The complaint alleges that Bio-Rad is infringing a Japanese patent which is a counterpart to the revoked European patent and seeks injunctive relief but not damages.  In November 2003, the Japanese court issued an adverse ruling against us which enjoined us from selling real-time PCR instruments and reagents in Japan.  Bio-Rad appealed the decision and also filed a separate action in the Japanese Patent Office seeking revocation of the Japanese patent.  In March 2005, the Japanese Patent Office revoked the Japanese patent.  Applera’s appeal was denied by the Japanese Intellectual Property High Court in January 2006, which Applera may appeal to the Japanese Supreme Court.

Bio-Rad is also party to various claims, legal actions and complaints arising in the ordinary course of business.  We do not believe that any ultimate liability resulting from any of these lawsuits will have a material adverse effect on our results of operations, financial position or liquidity.  However, Bio-Rad cannot give any assurance regarding the ultimate outcome of these lawsuits and their resolution could be material to our operating results for any particular period, depending upon the level of income for the period.

15.	SEGMENT INFORMATION

Bio-Rad is a multinational manufacturer and worldwide distributor of its own life science research products and clinical diagnostics products.  We have two reportable segments:  Life Science and Clinical Diagnostics.  These reportable segments are strategic business lines that offer different products and services and require different marketing strategies.

The Life Science segment develops, manufactures, sells and services reagents, apparatus and instruments used for biological research.  These products are sold to university and medical school laboratories, pharmaceutical and biotechnology companies, food testing laboratories and government and industrial research facilities.

The Clinical Diagnostics segment develops, manufactures, sells and services automated test systems, informatics systems, test kits and specialized quality controls for the healthcare market.  These products are sold to reference laboratories, hospital laboratories, state newborn screening facilities, physicians’ office laboratories, transfusion laboratories, and insurance and forensic testing laboratories.

The remainder of our former Analytical Instruments segment is included in Other Operations.  The material product lines of this segment were sold in 2001 and 2000.

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

Information regarding industry segments at December 31, 2005, 2004 and 2003 and for the years then ended is as follows (in millions):

		Life	Clinical	Other
		Science	Diagnostics	Operations

Segment net sales	2005	$ 549.9	$ 618.4	$ 12.6
	2004	504.7	576.4	8.9
	2003	456.2	514.8	8.6

Allocated interest expense	2005	$ 13.8	$ 18.7	$ 0.1
	2004	8.0	12.1	0.1
	2003	6.7	9.6	0.1

Depreciation and amortization	2005	$ 24.6	$ 33.0	$ 0.1
	2004	18.8	32.6	0.2
	2003	10.3	29.2	0.3

Segment profit (loss)	2005	$ (0.5)	$ 64.4	$ (0.6)
	2004	31.4	60.1	(0.1)
	2003	73.2	59.8	(0.2)

Segment assets	2005	$ 276.3	$ 392.9	$ 5.4
	2004	277.5	401.2	6.0
	2003	252.7	379.5	5.0

Capital expenditures	2005	$ 11.9	$ 25.1	$ 0.1
	2004	24.1	34.6	0.1
	2003	36.2	30.7	0.1

The Life Science segment profit (loss) for 2005 includes $19.8 million of impairment losses on long-lived assets (see Note 6).  The Life Science segment profit (loss) for 2004 includes $13.7 million of in-process research and development expense purchased as part of the MJ GeneWorks, Inc. acquisition.

The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to our corporate headquarters.  The following reconciles total segment profit to consolidated income before taxes (in millions):

	Year Ended December 31,
	2005	2004	2003

Total segment profit	$ 63.3	$ 91.4	$ 132.8
Other income, net	29.0	11.1	3.0
Foreign exchange gains (losses)	1.5	(2.4)	(4.1)
Costs related to bond redemption	--	--	(14.1)
Net corporate operating, interest and other
income and expense not allocated to segments	(0.4)	(2.8)	(2.2)
Consolidated income before taxes
from continuing operations	$ 93.4	$ 97.3	$ 115.4

The following reconciles total segment assets to consolidated total assets (in millions):

	December 31,
	2005	2004

Total segment assets	$ 674.6	$ 684.7
Cash and other current assets	563.1	469.0
Net property, plant and equipment excluding
segment specific gross machinery and equipment	(35.3)	(16.4)
Goodwill	113.3	113.3
Other long-term assets	110.9	121.0
Total assets	$ 1,426.6	$ 1,371.6

The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

	Year Ended December 31,
	2005	2004	2003

Europe	$ 508.3	$ 502.2	$ 434.5
Pacific Rim	193.6	168.2	159.8
United States	421.3	370.2	335.2
Other (primarily Canada and Latin America)	57.8	49.4	50.1
Total sales	$ 1,181.0	$ 1,090.0	$ 979.6

The following presents long-lived assets by geographic area based upon the location of the asset (in millions):

	Year Ended December 31,
	2005	2004	2003

Europe	$ 75.0	$ 57.7	$ 48.4
Pacific Rim	8.5	8.0	7.5
United States	332.1	394.4	254.4
Other (primarily Canada and Latin America)	2.8	3.1	5.7
Total long-lived assets	$ 418.4	$ 463.2	$ 316.0

16.	SUBSEQUENT EVENTS

On February 9, 2006, Bio-Rad completed negotiations with Applera Corporation and Roche Molecular Systems, Inc. to settle the patent infringement litigation against MJ Research, a wholly owned subsidiary of Bio-Rad.  The December 31, 2005 financial statements reflect the impact of this settlement (see Note 14).

17.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2005 and 2004 are as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Net sales	$ 299.2	$ 291.3	$ 283.2	$ 307.3
Gross profit	166.4	160.6	156.8	162.7
Net income	33.5	18.4	16.2	13.5
Basic earnings per share	$ 1.29	$ 0.71	$ 0.62	$ 0.51
Diluted earnings per share	$ 1.26	$ 0.69	$ 0.61	$ 0.50

2004
Net sales	$ 262.7	$ 260.5	$ 258.9	$ 307.9
Gross profit	149.3	149.7	142.8	168.3
Net income	22.0	22.9	6.3	17.0
Basic earnings per share	$ 0.86	$ 0.89	$ 0.24	$ 0.66
Diluted earnings per share	$ 0.83	$ 0.86	$ 0.24	$ 0.65

In the fourth quarter of 2005, Bio-Rad recorded $19.8 million of impairment losses related to intangible and long-lived assets (see Note 6).

In the fourth quarter of 2004, Bio-Rad refined its procedures to more accurately reflect the application of its revenue recognition policy, resulting in a decrease in net sales and net income of approximately $5.0 million and $1.7 million, respectively.  Also, in the fourth quarter of 2004, we adopted the equity method of accounting for one of our investments previously accounted for on the cost method.  The result was an increase in net income of $2.1 million.  None of these items had a significant effect on any prior quarter or fiscal year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Bio-Rad Laboratories, Inc.
Hercules, California

We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

San Francisco, California

March 2, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

OF OPERATIONS AND FINANCIAL CONDITION

This discussion should be read in conjunction with the information contained in Bio-Rad's Consolidated Financial Statements and the accompanying notes which are an integral part of the statements.  References are to the Notes to Consolidated Financial Statements.

Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to our future financial performance, operating results, plans and objectives that involve risk and uncertainties.  We have based these forward looking statements on our current expectations and projections about future events.  However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries.  We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

Overview.  Bio-Rad is a multinational manufacturer and worldwide distributor of our own Life Science research and Clinical Diagnostics products.  Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics.  We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, industry, education and government customers worldwide.  We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components.  Because our customers require replication of results in manufacturing processes and their experiments and tests, we estimate that approximately 70% of our revenues are recurring.  Approximately 36% of our 2005 consolidated net sales are from the United States, and approximately 64% are international sales, largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling.  As a result, our consolidated sales expressed in dollars benefit when the U.S. dollar weakens and suffers when the dollar strengthens in relation to other currencies.  Currency fluctuations benefited our consolidated sales expressed in U.S. dollars in 2005 and 2004.  The market for reagents and apparatus remains good while growth rates have slowed due to both public and private grant funding being more measured.  The market for large capital equipment in 2004 and 2005 declined from prior periods, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending.  Bio-Rad is generally less impacted by capital spending as lower cost reagents and apparatus comprise more than 70% of product sales.

The following shows gross profit and expense items as a percentage of net sales:

	Year Ended December 31,
	2005	2004	2003
Net sales	100.0	100.0	100.0
Cost of goods sold	45.3	44.0	43.2
Gross profit	54.7	56.0	56.8
Selling, general and administrative expense	35.2	34.7	32.4
Product research and development expense,
excluding in-process research and development	9.7	9.9	9.3
Income from continuing operations	6.6	6.1	7.9
Discontinued operations	0.3	0.2	(0.1)
Net income	6.9	6.3	7.8

We intend for the discussion of our financial condition and results of operations that follow to assist you in understanding how accounting principles, policies and estimates affect our results, and the significant factors that caused changes in our operations and financial position for the years ended December 31, 2005 and 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying discussion and analysis of Bio-Rad's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  We evaluate our estimates on an on-going basis.  Bio-Rad bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  However, future events are subject to change and the best current estimates and assumptions routinely require adjustment.  Actual results could differ from these estimates.  We have determined that for the periods reported in our 2005 Annual Report, the following accounting policies and estimates are critical in understanding the financial condition and results of our operations.

Accounting for Income Taxes.  As part of the process of preparing consolidated financial statements, management is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.  Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent management establishes a valuation allowance or increases this allowance in a period, an expense within the tax provision in the statement of operations must be included.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets.  We have recorded a valuation allowance of $17.7 million and $18.0 million as of December 31, 2005, and 2004, respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of certain foreign net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income for the jurisdictions in which Bio-Rad operates and the period over which the deferred tax assets will be recoverable.  In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting Bio-Rad’s financial position.  Should realization of these deferred assets previously reserved occur, the tax provision would decrease, raising income and positively impacting Bio-Rad’s financial position.

Valuation of Long-lived and Intangible Assets and Goodwill.  We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Projected future operating results and cash flows of the reporting units’ asset or asset group are used to establish the fair value used in evaluating the carrying value of long-lived, intangible assets and goodwill.  Factors that we consider important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;

- significant changes in the manner of use of the long-lived assets, intangible assets or the strategy for our overall business;

- significant negative industry or economic trends.

When Bio-Rad determines that the carrying value of intangibles, long-lived assets or enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in our current business model.

For the year 2005, that review indicated an impairment had taken place in purchased intangible assets related to existing thermal cycler and microarray technology.  There were no impairments taken in the year 2004 and 2003.

Valuation of Inventories.   Bio-Rad values inventory at the lower of the actual cost to purchase and/or manufacture the inventory, or the current estimated market value of the inventory.  We review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months on a quarterly basis or, if warranted by the circumstances, more frequently.  In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand.  Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory.  In the future, if inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination.  Likewise, if inventory is determined to be undervalued, we may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.  Therefore, although we make efforts to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, technological developments or regulations could have a significant impact on the value of our inventory and reported operating results.

Allowance for Doubtful Accounts.   Bio-Rad maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  The amount of the allowance is determined by analyzing known uncollectible accounts, the age of our receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ general credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve.  This valuation allowance is reviewed on a quarterly basis to determine whether an increase or decrease is warranted.  Should the estimates be higher than the actual uncollectible accounts, we would report lower profitability when the estimates are made and higher profitability when the receivable is collected through negotiation or litigation.

Warranty Reserves.  Bio-Rad warrants certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon shipment of that equipment, we establish, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.   A review is performed on a quarterly basis to assess the adequacy of our warranty reserve, and adjusted, if necessary.  The warranty percentage and accrual are based on actual experience and expected future costs to be incurred.  Should realized costs be higher than expected costs, cost of goods sold would be lower in the period of estimation and higher when realized.

Litigation Reserves.  Estimated amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in the consolidated balance sheets. The likelihood of a material change in these estimated reserves is dependent on the possible outcome of settlement negotiations, regulatory or judicial review and the development of facts and circumstances in extended litigation which could change claims or assessments when both the amount and range of loss on some outstanding litigation is uncertain.  We are obligated to disclose in the footnotes of the financial statements when we are unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigation.  As events occur, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards in their financial statements. Pro forma disclosure is no longer an alternative under the new Standard.  SFAS 123(R) will also require the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as currently required.

Bio-Rad has adopted the provisions of SFAS 123(R) beginning January 1, 2006 under the “modified prospective” transition method. Under this method, compensation cost for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. The compensation cost related to unvested awards at the date of adoption is based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123 as adjusted for the effect of estimated forfeiture rates.

Our 2006 results are expected to include approximately $5 million of additional compensation expense as a result of the adoption of SFAS 123(R).  Because this estimate is based on assumptions including anticipated levels of new awards to be granted, changes in stock price, forfeitures of awards and employee exercise patterns, the actual impact on earnings may differ from this estimate. Bio-Rad will recognize compensation cost for stock-based awards issued after December 31, 2005 on a straight-line basis over the requisite service period for the entire award.

CORPORATE RESULTS -- SALES, MARGINS AND EXPENSES

Bio-Rad net sales for the year 2005 were $1,181.0 million, an increase of 8.3% over the prior year.  The impact of foreign exchange translation throughout the year provided growth from foreign denominated net sales of approximately 1.1% for the full year.

The Life Science segment had sales growth of 9.0% in 2005, benefiting from an approximate 0.8% increase due to foreign exchange.  Currency neutral sales growth of 8.2% was provided by the acquisition of MJ Research, process media sales, multi-analyte detection, and protein separation apparatus and reagents.  Offsetting these specific growth areas was a decline in Food Science products as the average pricing for our BSE test declined year over year in a very competitive market. During the fourth quarter, we were enjoined by court order not to sell or service MJ products in the United States, which negatively impacted sales.

The Clinical Diagnostics segment had sales growth of 7.3% in 2005, benefiting from an approximate 1.4% increase due to foreign exchange.  Currency neutral sales growth was 5.9% in the Clinical Diagnostics segment.  Our quality control products had growth across several product lines.  Diagnostic tests provided for diabetes monitoring, genetic disorder identification, and improved demand for blood virus products in the U.S. and Asia also contributed to overall growth.

Bio-Rad net sales for the year 2004 were $1,090.0 million, an increase of 11.3% over the prior year after presenting our confocal microscopy operations, sold in May 2004, as discontinued operations.  The impact of a weakening U.S. dollar throughout the year provided growth from net foreign currency denominated sales of approximately 5.8% for the full year.

The Life Science segment had sales growth of 10.6% in 2004, benefiting from an approximate 5.8 % increase due to foreign exchange.  Currency neutral sales growth of 4.8% was provided by the acquisition of MJ Research and our protein expression product lines, amplification and electrophoresis reagents.  Offsetting the sales growth of this segment is continued aggressive competitor pricing for the BSE test, continued general weakness related to some government grant spending (most notably Japan), and diminished capital equipment purchases by large pharmaceutical companies.

The Clinical Diagnostics segment had sales growth of 12.0% in 2004, benefiting from an approximate 5.7% increase due to foreign exchange.  Currency neutral sales growth of 6.3% was provided in several broad product lines of the Clinical Diagnostics segment.  Quality control products grew due to the Hematronix acquisition and the growth of existing product offerings.  Also contributing to growth were diagnostic products for autoimmune, diabetes and blood virus testing.

The 2005 consolidated gross margins declined to 54.7% in the current year from 56.0%.  The decline in the Life Science segment’s gross margin accounts for the decline for Bio-Rad as a whole.  Several factors contributed to the Life Science decline.  Lower average pricing on the BSE product lines and the court-ordered halt to MJ product sales and service relating to the patent litigation with ABI resulted in the immediate expensing of all production costs leading to higher service and warranty expense as customer accommodations were made.  The Clinical Diagnostics segment’s margin improved by less than one percent.  Moderation in the increase of plant overhead costs and lower reagent rental depreciation were contributing factors to this improvement.

The 2004 consolidated gross margins declined to 56.0% from 56.8% in the prior year.  The majority of the decline in the Life Science segment is attributable to the BSE product line, as average selling price declined.  Additionally, there were increased intangible asset amortizations from the MJ acquisition, MJ integration costs and unabsorbed factory overhead costs from lower than anticipated volumes.  The Clinical Diagnostics segment’s gross margin improved by about one percent.  Efficiency gains in factory performance resulted in a general trend of improving the Clinical Diagnostic segment’s margin.

Consolidated selling, general and administrative expense was 35.2% of net sales for the year 2005 compared to 34.7% for the year 2004.  The Life Science segment and Corporate shared services added expenses at a rate that exceeded sales growth.  Life Science increases are attributable to higher personnel and facilities costs related to the acquisition of MJ, legal expenses related to patent litigation, the amortization of intangibles and an increase in the experience of uncollectible receivables.  Corporate shared services had increased spending in information technology, acquisition related expenses and legal fees.

Overall for 2005, Bio-Rad increased costs associated with regulatory requirements for global tax and audit compliance and security and disaster recovery for our information technology infrastructure.  Additionally, we incurred professional services in association with the attempted acquisition of BioSource International, Inc. and settling the Instrumentation Laboratories (IL) litigation.

The Clinical Diagnostic segment’s selling, general and administrative (SG&A) expense grew at a rate slower than sales.  The largest element of absolute cost is personnel which also was responsible for generating the most growth in expenses.

Consolidated selling, general and administrative expense for 2004 was 34.7% of sales, compared to 32.4% for the year ended 2003.  Both the Life Science and Clinical Diagnostics segments added expenses at a rate of growth higher than sales.  The Life Science segment had increased facility costs after relocating to new facilities and consulting costs associated with implementation of new distribution, manufacturing and financial software systems.  Costs also increased related to the MJ acquisition and legal matters associated with the gene expression product line.  We have seen significant cost increases associated with regulatory compliance including Section 404 of Sarbanes-Oxley, global tax compliance and security and disaster recovery for our information technology infrastructure.

Product research and development expense in 2005 declined to 9.7% of sales after adjusting for the $14.6 million of purchased in-process R&D from 2004 acquisitions. In absolute dollars, each segment had growth with Life Science increasing more than Clinical Diagnostics.  The Life Science segment concentrated on research and development in amplification and protein interaction technologies.  The Clinical Diagnostics segment concentrated on automation for the serology, autoimmune and blood virus products as well as the segment’s quality control products.

Excluding $14.6 million of purchased in-process R&D from both the Hematronix and MJ Research acquisitions, product research and development expense in 2004 rose to 9.9% of sales from 9.3% in 2003.  The significant increase in spending levels occurred in Life Science in the areas of protein separation, protein function and food safety.  Increased spending levels in Clinical Diagnostics are attributable to the Bio-Plex 2200TM, an immunoassay platform that employs multiplexing technology. Clinical Diagnostics continues to invest in expanding its quality control products and blood virus diagnostic tests.

CORPORATE RESULTS

Interest expense increased in 2005 to $32.6 million, from $20.2 million in the prior year.  The year 2005 had approximately $434.7 million of average borrowings.  The increase reflects that in late December 2004, we borrowed an additional $200.0 million in a private placement of Senior Subordinated Notes at 6.125%.  This additional borrowing has substantially caused all of the 2005 increase in interest expense which includes the amortization of bond origination fees.  We now have two principal borrowings: the $225 million 7.5% 10-year bonds due 2013, and the $200 million 6.125% bonds due 2014.

Interest expense declined in 2004 to $20.2 million, a decrease of $10.8 million.  The year 200~~4~~ is representative of approximately $251.6 million of average borrowings, consisting largely of the September 2003, 7.5%, 10 year bonds plus the amortization of bond origination fees and interest on local foreign lines of credit.  During 2003, we refinanced all of our long-term debt incurring additional interest costs of $14.6 million for open market purchases and the tendering of $106.0 million of our 11-5/8% senior subordinated notes due in 2007.

Foreign exchange gains (losses) for 2005 and 2004 were $1.5 million and ($2.4) million, respectively. The significant difference between 2005 and 2004 was the result of discontinuing our hedging program of the Brazilian Real due to the high cost during a period of extended weakness in 2004.  During 2005 the Real has strengthened against the U.S. dollar generating gains as we have continued not to hedge our current intercompany receivable balance.  All years include the net cost of Bio-Rad’s economic hedging program valuing open option contracts to fair market value at period end and the revaluation of intercompany receivables and payables represented by the established European, Asian and North American currencies.

Other income and expense for the year 2005 includes two atypical events.  First is the sale of our investment in IL for $12 million resulting in a $7.9 million gain.  Second is a gain of $3.3 million on the tendering of our shares in BioSource International, Inc., a potential acquisition that later accepted a buy-out from another company.  The years 2005 and 2004 both include $16.7 million and $6.6 million, respectively, of interest and investment income generated by our net cash position and notes receivable.  Dividend and interest income increased in 2005 as we invested an incremental $200 million, the proceeds of the December 2004 borrowing, and short-term interest rates rose throughout 2005.  In 2004, we settled by negotiation and received cash payments of $3.3 million in two matters that originated prior to 2002.  First was a $1.9 million settlement with an outside legal firm which represented us in the mid 1990’s.  The second settlement was with Digilab LLC for contested transition services settled in connection with the sale of our spectroscopy product line in October 2001.  Also in 2004, we recorded a write-down of $2.4 million for an other than temporary impairment of our investment in Instrumentation Laboratories, an Italian diagnostic company in which we hold a 3% stake, and recorded $3.1 million of other income associated with an equity method investee, a Japanese equipment manufacturer in which we hold a 40% stake.

Bio-Rad’s consolidated effective tax rate was 17%, 32% and 33% in 2005, 2004 and 2003, respectively.  The 2005 effective tax rate reflects a one time benefit of 5% related to a capital loss for tax purposes.  The 2005 and 2004 effective tax rates reflect tax rate benefits of 6% and 2% respectively for nontaxable dividend income.  The tax rate for 2005 reflects a benefit in the difference between U.S. and foreign taxes net of foreign tax credit related to certain one time events in France and the UK.  The tax rate for all years reflects a tax benefit related to export sales.

Our effective tax rate may be impacted in the future, either favorably or unfavorably, by many factors including but not limited to statutory tax rates, changes in existing laws or regulations, tax audits and settlements, and generation of tax credits.

FINANCIAL CONDITION

Historically, our principal capital requirement was for working capital to fund our internal growth.  Management assesses Bio-Rad’s liquidity in terms of our ability to generate cash to fund our operations and make acquisitions.  The relevant factors that effect liquidity are cash flows from operations, capital expenditures, acquisition opportunities, common stock repurchases, the adequacy of available bank lines of credit and the ability to raise long-term capital by borrowing in the debt markets with satisfactory terms and conditions.

At December 31, 2005, we had available $413.1 million in cash, cash equivalents and short-term investments, and $30.8 million under international lines of credit.  Under the $150.0 million restated and amended Revolving Credit Facility, we have $145.6 million available with $4.4 million reserved for standby letters of credit issued by our banks to guarantee our obligations to certain insurance companies.  Management believes that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development, capital additions for plant, equipment and systems and an acquisition consistent with opportunities presently available.

CASH FLOW FROM OPERATIONS

Net cash provided by operations was $108.3 million, $123.1 million and $127.6 million in 2005, 2004 and 2003, respectively.  The decrease is primarily attributable to higher cash outlays for inventory and selling, general and administrative spending at a rate of growth greater than sales growth.  The selling, general and administrative spending increases are attributable to higher spending for information technology, legal fees and personnel costs.  While interest payments increased $11.8 million due to the December 2004 borrowing for $200 million, this is partially offset by increased investment income generated by those funds in an environment of rising short-term interest rates.  Finally, an increase in income taxes paid of $6.0 million further lowered net cash flows provided by operating activities.

Bio-Rad’s management regularly reviews the allowance for uncollectible receivables and believes net accounts receivable are fully realizable.  Management routinely reviews inventory for the impact of obsolesence and changes in market prices caused by the introduction of new products, technologies and in government reimbursement policies.

CASH FLOW FROM INVESTING ACTIVITIES

Net capital expenditures in 2005 totaled $36.1 million, compared to $60.5 million and $69.0 million in 2004 and 2003, respectively.  Net capital expenditures for 2005 reflects less investment in facility, equipment and new information technology systems.  Also, spending on reagent rental equipment declined.  The years 2004 and 2003 contained much higher spending as a new 160,000 square foot building on our Hercules campus was completed and equipped.  Additionally, a leased manufacturing facility was improved and equipped in this period.  A principal expenditure in all years is clinical diagnostics equipment placed with customers to be used with our clinical diagnostics reagents.  For 2005, this amount represents $13.9 million of capital additions.  We continue to invest in business systems to modernize and standardize distribution capabilities and enhance data communication.  Other ongoing expenditures are for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices (GMP) mandated by the Food and Drug Administration (FDA) for Clinical Diagnostics and to meet the requirements of other regulatory bodies as well as many customers in the Life Science market.

Net cash used in investing activities was $6.2 million for the year 2005.  The decline in payments for acquisitions and intangible assets is due to the decrease in acquisition activity as compared to 2004. During 2004, we acquired MJ Geneworks, Hematronix and increased our investment in Sartorius.  Proceeds from divestitures in 2004 are from the divestiture of the confocal microscopy product line.  The $69.0 million of net sales of marketable securities and investments represents an increased investment in cash equivalents in a rising short term interest rate environment.  Cash and short-term investments, in part, represent our resources available to do an acquisition before drawing on our available credit facilities and incurring additional debt.  Actual acquisition spending, however, may vary depending upon the availability and timing of a suitable candidate.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash flow provided from financing was $1.3 million for 2005 and reflects the reduction in activities during 2005, as no borrowings occurred and early payments on existing international debt were repaid.  During the fourth quarter of 2004, we borrowed $200 million at 6.125% due 2014 in a private placement.  This borrowing, along with the $225 million at 7.5% due 2013, provides us with capital at a fixed rate for the next nine and eight years, respectively.  Our focus for the company is to make an acquisition to supplement our internal growth.  We routinely meet and discuss potential acquisitions with specific companies, principals or their agents.  A specific acquisition of a material nature has not, as of this date, been identified but we continue to attempt to locate opportunities.

Bio-Rad completed three significant financing transactions during 2003.  These transactions were the completion of a $150.0 million revolving credit facility, the placement of $225.0 million aggregate principal amount of Senior Subordinated Notes in a private offering and completion of a cash tender offer to retire all of our outstanding 11-5/8% Senior Subordinated Notes due in 2007.

The $225.0 million private placement was exchanged for the new 7.5% Exchange Notes that have been registered under the Securities Act of 1933, as amended, or applicable state securities laws.  This transaction was completed on October 30, 2003, with the new Exchange Notes being virtually identical in all material respects to the 7.5% private placement.

The $150.0 million revolving credit facility is secured by substantially all of our personal property assets and the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).

The Board of Directors has authorized us to repurchase up to $18 million of Bio-Rad's common stock over an indefinite period of time.  Through December 31, 2005, we have cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million.  Our credit agreements restrict our ability to repurchase our own stock.  There were no share repurchases made during 2005 or 2004.

CONTRACTUAL OBLIGATIONS

The following summarizes certain of our contractual obligations as of December 31, 2005 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

Contractual Obligations	Total	Less Than One Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (1)	426.1	0.4	0.6	0.1	425.0
Interest payments	239.6	29.1	87.4	87.4	35.7
Operating lease obligations (2)	60.1	20.9	22.3	8.9	8.0
Purchase obligations (3)	13.2	9.4	2.1	1.0	0.7
Long-term liabilities	21.4	--	4.6	1.2	15.6

(1)

These amounts represent expected cash payments, include capital lease obligations and are included in our Consolidated Balance Sheets.  See Note 7 of the Consolidated Financial Statements for additional information about our debt.

(2)

Operating lease obligations are described in Note 13 of the Consolidated Financial Statements.

(3)

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Bio-Rad and that specify all significant terms.  Purchase obligations exclude agreements that are cancelable without penalty.

FINANCIAL RISK MANAGEMENT

Bio-Rad uses derivative financial instruments to reduce our exposure to fluctuations in foreign exchange rates and, on occasion, interest rates.  No derivative financial instruments are entered into for the purpose of speculating or trading.  Company policy limits all derivative positions exclusively to reducing risk by hedging an underlying economic exposure.  These derivative investments do not qualify for hedge accounting treatment under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  Derivative instruments used in these transactions will be valued at fair value and changes in fair value will be included in reported earnings.

Bio-Rad operates and conducts business in many countries and is exposed to movements in foreign currency exchange rates.  Additionally, Bio-Rad's consolidated net equity is impacted by the conversion of the net assets of international subsidiaries for which the functional currency is not the U.S. Dollar.  Foreign currency exposures are managed on a centralized basis by our treasury department.  This allows for the netting of natural offsets and lowers transaction costs and exposures. Bio-Rad currently makes more than 60% of its sales outside the United States and weakening in one currency can often be offset by strengthening in another currency.

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

Bio-Rad uses sensitivity analysis to assess the market risk associated with its foreign currency exchange risk.  Market risk is the potential change in fair value of derivative positions from an adverse movement in currency exchange rates.  At year-end, a 10% adverse loss on quoted foreign currency exchange rates would result in an approximate $8 million loss on our derivative position.  This impact of a change in exchange rates excludes the offset derived from the change in our underlying assets and liabilities, which could reduce the effect to zero.

Our long-term debt consists primarily of fixed rate instruments. Bio-Rad uses sensitivity analysis to assess the market risk associated with its interest rate risk.  As of December 31, 2005 our interest rate risk was not significant.