Form 10-K, Exhibit 13
period 2006-12-31
BIO RAD LABORATORIES INC
filed 2007-03-01
CIK 12208

			Exhibit 13.1
Bio-Rad Laboratories, Inc.
Summary of Operations and Selected Financial Data (in thousands, except per share data)

	2006	2005	2004	2003	2002

Net sales	$ 1,273,930	$ 1,180,985	$ 1,090,012	$ 979,631	$ 865,006
Cost of goods sold	561,394	534,499	479,939	423,401	365,451

Gross profit	712,536	646,486	610,073	556,230	499,555
Selling, general and administrative expense	438,949	416,084	378,264	317,524	281,579
Product research and development expense	123,376	115,104	108,344	91,273	79,788
Purchased in-process research and development expense	4,100	--	14,620	--	--
Impairment losses on long-lived assets	--	19,770	--	--	--
Interest expense	32,022	32,643	20,219	31,006	28,207
Foreign exchange (gains) losses	1,053	(1,528)	2,394	4,080	5,441
Other (income) expense, net (1)	(28,991)	(28,958)	(11,095)	(3,012)	(678)
Income from continuing operations before taxes	142,027	93,371	97,327	115,359	105,218
Provision for income taxes	(38,764)	(15,792)	(31,035)	(38,055)	(36,692)

Income from continuing operations	103,263	77,579	66,292	77,304	68,526

Discontinued operations
Gain (loss) from discontinued operations (net of tax)	--	--	(1,487)	(1,133)	(663)
Gain on divestiture (net of tax)	--	3,974	3,437	--	--
Total income (loss) from discontinued operations	--	3,974	1,950	(1,133)	(663)
Net income	$ 103,263	$ 81,553	$ 68,242	$ 76,171	$ 67,863

Basic earnings per share:
Continuing operations	$ 3.92	$ 2.98	$ 2.58	$ 3.04	$ 2.73
Discontinued operations	--	0.15	0.07	(0.04)	(0.03)
Basic earnings per share	$ 3.92	$ 3.13	$ 2.65	$ 3.00	$ 2.70

Diluted earnings per share:
Continuing operations	$ 3.83	$ 2.91	$ 2.51	$ 2.94	$ 2.63
Discontinued operations	--	0.15	0.07	(0.04)	(0.02)
Diluted earnings per share	$ 3.83	$ 3.06	$ 2.58	$ 2.90	$ 2.61

Cash dividends paid per common share	--	--	--	--	--
Total assets	$ 1,596,168	$ 1,426,582	$ 1,371,618	$ 992,596	$ 720,703
Long-term debt, net of current maturities	$ 425,625	$ 425,687	$ 425,979	$ 225,835	$ 105,768

(1) See Note 11 to the consolidated financial statements for components of Other (income) expense, net.   Included in 2004 is interest and investment income of $6.6 million, income from equity investee of $3.1 million and a litigation settlement of $1.9 million offset by a $2.4 million write-down of an investment.  Included in 2005 is interest and investment income of $16.7 million, gains on sales of investments of $11.2 million, and litigation expense of $1.2 million.  Included in 2006 is interest and investment income of $22.3 million and gains on sales of investments of $4.7 million.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands)

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$ 223,607	$ 296,716
Restricted cash	--	36,138
Short-term investments	264,473	116,343
Accounts receivable less allowance of
$15,265 in 2006 and $13,301 in 2005	292,970	247,192

Inventories, net:
Raw materials	59,356	48,271
Work in process	57,682	51,601
Finished goods	136,007	112,470
Total inventories	253,045	212,342

Deferred tax assets	35,862	30,984

Prepaid expenses and other current assets	59,820	68,496
Total current assets	1,129,777	1,008,211

Property, plant and equipment:
Land and improvements	9,577	9,837
Buildings and leasehold improvements	121,977	120,015
Equipment	357,600	322,354
Total property, plant and equipment	489,154	452,206
Accumulated depreciation	(299,527)	(271,948)
Property, plant and equipment, net	189,627	180,258

Goodwill	119,492	113,276
Purchased intangibles, net	44,605	28,449
Long-term deferred tax assets	9,100	14,003
Other assets	103,567	82,385

TOTAL ASSETS	$ 1,596,168	$ 1,426,582

 The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 83,411	$ 72,950
Accrued payroll and employee benefits	92,101	81,076
Notes payable	2,539	2,950
Current maturities of long-term debt	503	391
Sales, income and other taxes payable	19,949	15,841
Litigation accrual	8,810	55,701
Accrued royalties	31,826	34,386
Current deferred taxes	2,445	126
Other current liabilities	77,949	55,822
Total current liabilities	319,533	319,243

Long-term debt, net of current maturities	425,625	425,687
Deferred tax liabilities	7,512	2,281
Other long-term liabilities	23,960	21,397
Total liabilities	776,630	768,608

Commitments and contingent liabilities	--	--

Stockholders’ equity:
Preferred stock, $0.0001 par value, 7,500,000
shares authorized; none outstanding	--	--
Class A common stock, $0.0001 par value, 80,000,000 shares
authorized; outstanding - 21,594,311 at 2006 and 21,316,556 at 2005	2	2
Class B common stock, $0.0001 par value,
20,000,000 shares authorized; outstanding - 4,909,908 at 2006 and 2005	1	1
Additional paid-in capital	78,230	60,112
Retained earnings	674,070	570,807
Accumulated other comprehensive income:
Currency translation and other	67,235	27,052

Total stockholders’ equity	819,538	657,974

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 1,596,168	$ 1,426,582

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc. Consolidated Statements of Income (in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004

Net sales	$ 1,273,930	$ 1,180,985	$ 1,090,012
Cost of good sold	561,394	534,499	479,939
Gross profit	712,536	646,486	610,073
Selling, general and administrative expense	438,949	416,084	378,264
Product research and development expense	123,376	115,104	108,344
Purchased in-process research and development expense	4,100	--	14,620
Impairment losses on long-lived assets	--	19,770	--
Interest expense	32,022	32,643	20,219
Foreign exchange (gains) losses	1,053	(1,528)	2,394
Other income, net	(28,991)	(28,958)	(11,095)
Income from continuing operations before taxes	142,027	93,371	97,327
Provision for income taxes	(38,764)	(15,792)	(31,035)
Income from continuing operations	103,263	77,579	66,292
Discontinued operations
Loss from discontinued operations net of tax benefits
of $532	--	--	(1,487)
Gain on divestiture net of tax expense of $0 in 2005
and $2,295 in 2004	--	3,974	3,437
Total income from discontinued operations	--	3,974	1,950
Net income	$ 103,263	$ 81,553	$ 68,242

Basic earnings per share:
Continuing operations	$ 3.92	$ 2.98	$ 2.58
Discontinued operations	--	0.15	0.07
Net income	$ 3.92	$ 3.13	$ 2.65
Weighted average common shares	26,376	26,063	25,724

Diluted earnings per share:
Continuing operations	$ 3.83	$ 2.91	$ 2.51
Discontinued operations	--	0.15	0.07
Net income	$ 3.83	$ 3.06	$ 2.58
Weighted average common shares	26,949	26,662	26,489

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Cash Flows

(in thousands)
	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Cash received from customers	$ 1,247,779	$ 1,166,711	$ 1,087,946
Cash paid to suppliers and employees	(1,058,977)	(1,003,264)	(920,606)
Litigation settlement related to MJ acquisition	(46,981)	--	--
Interest paid	(31,049)	(31,334)	(19,543)
Income tax payments	(16,072)	(39,597)	(33,637)
Miscellaneous receipts	24,914	15,768	8,933
Excess tax benefits from stock-based compensation	(1,385)	--	--
Net cash provided by operating activities	118,229	108,284	123,093

Cash flows from investing activities:
Capital expenditures, net	(52,987)	(36,055)	(60,493)
Payments for acquisitions and long-term investments	(46,071)	(4,344)	(58,983)
Proceeds from divestiture	12,772	--	19,775
Payments for purchase of intangible assets	--	(5,000)	(10,000)
Purchases of marketable securities and investments	(334,047)	(873,822)	(2,257,694)
Sales of marketable securities and investments	178,643	942,790	2,174,538
Foreign currency economic hedges, net	(2,196)	6,397	6,539
Receipt (payment) of restricted cash	36,138	(36,138)	--
Net cash used in investing activities	(207,748)	(6,172)	(186,318)

Cash flows from financing activities:
Net payments on notes payable	(659)	(6,847)	(9,580)
Long-term borrowings	--	--	200,000
Payments on long-term debt	(487)	(447)	(1,781)
Debt issuance costs on 6.125% bonds	--	(331)	(2,876)
Proceeds from issuance of common stock	9,923	8,915	7,464
Excess tax benefits from stock-based compensation	1,385	--	--
Net cash provided by financing activities	10,162	1,290	193,227

Effect of exchange rate changes on cash	6,248	(2,420)	337

Net (decrease) increase in cash and cash equivalents	(73,109)	100,982	130,339
Cash and cash equivalents at beginning of year	296,716	195,734	65,395
Cash and cash equivalents at end of year	$ 223,607	$ 296,716	$ 195,734
Non-cash investing activities:
Tender of Accent stock	$ (3,200)	$ --	$ --
Receipt of Nanometrics stock	$ 5,354	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	2006	2005	2004

Common stock, $0.0001 par value:
Balance at beginning of year	$ 3	$ 3	$ 3
Issuance of common stock	--	--	--
Balance at end of year	3	3	3

Additional paid-in capital:
Balance at beginning of year	60,112	49,628	42,164
Issuance of common stock	9,923	8,916	6,250
Stock compensation expense	5,363	--	--
Tax benefit from exercise of stock options	2,832	1,568	1,214
Balance at end of year	78,230	60,112	49,628

Retained earnings:
Balance at beginning of year	570,807	489,254	421,012
Net income	103,263	81,553	68,242
Balance at end of year	674,070	570,807	489,254

Accumulated other comprehensive income (loss):
Balance at beginning of year	27,052	58,003	32,628
Other comprehensive income (loss)	40,183	(30,951)	25,375
Balance at end of year	67,235	27,052	58,003

Total stockholders’ equity	$ 819,538	$ 657,974	$ 596,888

Comprehensive income, net of tax:
Net income	$ 103,263	$ 81,553	$ 68,242
Currency translation adjustments	30,059	(30,535)	18,573
Net unrealized holding gains net of tax of $5,767
in 2006, $2,735 in 2005 and $3,870 in 2004	10,175	2,960	8,096
Reclassification adjustments for gains included in net income
net of tax of $30 in 2006, $2,007 in 2005 and $623 in 2004	(51)	(3,376)	(1,294)
Total comprehensive income	$ 143,446	$ 50,602	$ 93,617

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Notes to Consolidated Financial Statements

_________________________________________________________________________________________

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

Restricted Cash

Restricted cash of $36.1 million at December 31, 2005 represented deposits in a money market account that was used as collateral to protect a surety company in connection with its execution of a surety bond in the amount of $37.2 million to stay the enforcement of a judgment in a legal matter.  This matter has since been settled and the surety bond is no longer needed.  The cash is no longer restricted and has been returned to Cash and cash equivalents.

Short-Term Investments

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investments are classified as “Available-for-sale” and accordingly are reported at fair value, with unrealized gains and losses, if material, reported as a component of stockholders’ equity, net of any related tax effect. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary.  Realized gains and losses on investments are included in interest income.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.  Cash and cash equivalents and short-term investments are placed with highly rated major financial institutions.  We perform credit evaluation procedures related to our trade receivables and with the exception of certain developing countries, generally do not require collateral.  As a result of increased risk in these developing countries, some Bio-Rad sales are subject to collateral letters of credit.  Credit risk is generally limited due to the large number of customers and their dispersion across many geographic areas.  However, a significant amount of trade receivables are with national healthcare systems in countries within the European Economic Community.  We do not currently anticipate a credit risk associated with these receivables.

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

Net capital expenditures include proceeds from the sale of property, plant and equipment of $0.3 million, $3.2 million and $0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Warranty

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

Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows (in millions):

	2006	2005

January 1	$ 12.0	$ 10.1
Provision for warranty	14.9	13.3
Actual warranty costs	(14.0)	(11.4)
December 31	$ 12.9	$ 12.0

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

Foreign currency transaction gains and losses are included in Foreign exchange (gains) losses in the Consolidated Statements of Income. Transaction gains and losses result primarily from fluctuations in exchange rates when intercompany receivables and payables are denominated in currencies other than the functional currency of our subsidiary that recorded the transaction.

Forward Exchange Contracts

As part of distributing our products, we regularly enter into intercompany transactions.  We enter into forward foreign currency exchange contracts to manage foreign exchange risk of future movements in foreign exchange rates that affect foreign currency denominated intercompany receivables and payables.  We do not use derivative financial instruments for speculative or trading purposes.  In accordance with Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, we do not seek hedge accounting treatment for these contracts.  As a result, these contracts, generally with maturity dates of 90 days or less and related primarily to currencies of industrial countries, are recorded at their fair value at each balance sheet date.  The resulting gains or losses offset exchange gains or losses on the related receivables and payables, both of which are recorded as Foreign exchange (gains) losses in the Consolidated Statements of Income.  The cash flows related to these contracts are classified as cash flows from investing activities in the Consolidated Statements of Cash Flows.

Employee Stock Compensation Plans

We maintain incentive and non-qualified stock option plans for officers and certain other key employees.  We also have an employee stock purchase plan that provides that eligible employees may contribute toward the purchase of our Class A common stock. These plans are described more fully in Note 10.

Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for our share-based compensation plans.  All employee stock options were granted at or above the grant date market price.  Accordingly, no compensation cost was recognized in the financial statements but was included as a pro forma disclosure in the consolidated financial statements.  We also recorded no compensation expense in connection with our Employee Stock Purchase Plan (ESPP) as the purchase price of the stock was not less than 85% of the lower of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period.

As of January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payment using the modified prospective method.  Under this transition method we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  In accordance with the modified prospective transition method, our results for prior periods have not been restated.  See Note 10 for information on the impact of our adoption of SFAS 123(R).

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for that period.  Diluted earnings per share takes into account the effect of dilutive instruments, such as stock options, and uses the average share price for the period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that Bio-Rad has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.  Common stock equivalents are excluded from the diluted earnings per share calculation if the effect would be anti-dilutive.

Weighted average shares used for diluted earnings per share include the dilutive effect of outstanding stock options to purchase 573,000, 599,000 and 765,000 shares for the years ended December 31, 2006, 2005 and 2004, respectively.  Options to purchase 253,000, 281,000 and 10,000 shares of common stock were outstanding for the years ended December 31, 2006, 2005 and 2004, respectively, but were excluded from the computation of diluted earnings per share because the price of the options was greater than the average market price of the common shares.

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

The estimated fair value of our financial instruments is as follows (in millions):

Year Ended December 31,
	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Notes receivable and other assets	$ 103.6	$ 190.5	$ 82.4	$ 113.4
Total long-term debt	$ 426.1	$ 436.4	$ 426.1	$ 430.6

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

New Financial Accounting Standards

In September 2006, the Financial Accounting standards Board (FASB) issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes are to be reported in comprehensive income of a business entity.  The employer is required to recognize the funded status of a benefit plan and meet the disclosure requirements effective as of the end of fiscal years ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008.  The adoption of SFAS 158 will not have a material effect on our consolidated results of operations and financial position.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements to eliminate the diversity in practice that exists due to different definitions of fair value and the limited guidance for applying those definitions in GAAP.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We are in the process of evaluating the impact of the adoption of SFAS 157 on the results of our operations and financial condition.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting For Income Taxes (FIN 48).  FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return.  Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.  Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  Bio-Rad will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption on January 1, 2007, with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.  Additional FASB guidance on FIN 48 is pending.  As a result, we are currently unable to finalize our estimate of the impact that adopting this Interpretation will have on our financial statements.  Based on our analysis to date, however, we believe that the adoption of FIN 48 may result in recording an additional liability.

2.	ACQUISITIONS

In November 2006, we acquired Ciphergen Biosystems, Inc.'s ProteinChip Systems business and worldwide rights to its Surface Enhanced Laser Desorption/Ionization (SELDI) technology for approximately $18 million in cash.  The acquisition includes certain product lines, manufacturing capability, and intellectual property as well as access to Ciphergen's life science customer base.  Under the terms of the agreement, Ciphergen will retain rights to the diagnostics market.  Through a separate supply agreement, Bio-Rad will supply instruments and reagents to Ciphergen to support their diagnostics business.  The total purchase of $18.0 million included $5.4 million of net tangible assets, $1.0 million of goodwill and $11.6 million of intangible assets.  The SELDI patent is presently under review by the U.S. Patent and Trademark Office.  If the patent is granted, we will pay an additional $2.0 million to Ciphergen.  All goodwill will be deductible for tax purposes.  Purchased in-process research and development of $3.8 million was charged to expense in the fourth quarter of 2006.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third party valuations.  The results of this acquisition are included in our consolidated financial statements from the acquisition date, in our Life Science segment.  We also made a $3.0 million equity investment in Ciphergen as part of the transaction.

In October 2006, we completed the acquisition of Blackhawk BioSystems, Inc. for approximately $16.7 million in cash.  With the acquisition of the Blackhawk infectious disease controls, we will be able to offer a broader line of quality control products for the clinical laboratory.  Bio-Rad acquired $2.2 million of net tangible liabilities, $5.3 million of goodwill and $13.6 million of intangible assets.  All goodwill will not be deductible for tax purposes.  Purchased in-process research and development of $0.3 million was charged to expense in the fourth quarter of 2006.  The allocation of the total purchase price to net tangible liabilities, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third party valuations.  The results of Blackhawk are included in our consolidated financial statements from the acquisition date, in our Clinical Diagnostics segment.

Pro forma results of operations for our business acquisitions have not been presented because the effects were not material to the consolidated financial statements on either an individual or aggregate basis.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following (in millions):

	December 31,
	2006	2005
Available-for-sale securities:
Corporate obligations	$ 143.7	$ 31.4
Asset backed securities	43.5	36.6
U.S Agencies	32.5	25.5
Mortgage backed securities	15.4	10.2
Marketable equity securities	14.4	--
Variable rate notes	10.0	8.7
Auction rate securities	--	3.9
Certificates of deposit	5.0	--

Total short-term investments	$ 264.5	$ 116.3

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date.  Securities classified as Available-for-sale are stated at fair value which approximates cost.  As of December 31, 2006, the short-term investments will mature within one year.

4.	INVESTMENTS

We own shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries.  We purchased shares in 2006 and 2005 for approximately $6 and $4 million, respectively, bringing our total investment to approximately 27% of the outstanding voting shares of Sartorius at December 31, 2006.  The Sartorius family trust and Sartorius family members hold a controlling interest of the outstanding voting shares.  We do not have any representative or designee on Sartorius’ board of directors, nor do we have any other influence over the operating and financial policies of Sartorius.  Therefore, we account for this investment using the cost method.  This investment is reported in Other assets.

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

During July 2006, Accent Semiconductor Technology Inc. (Accent), a private company, was acquired by Nanometrics Inc. (Nanometrics), a publicly held company.  In preparation for the merger, Accent repaid the $11.8 million note receivable and accrued interest owed to Bio-Rad as part of Accent’s 2000 purchase of the assets and certain liabilities of our former semiconductor and optoelectronic metrology business.  As part of the merger agreement, we tendered our ownership interest in Accent in exchange for approximately 600,000 shares of Nanometrics stock valued at $5.4 million on conversion.  We also received a $2.5 million facilitation fee for aiding in the merger.  These transactions resulted in a gain of $4.7 million included in Other (income) expense, net (see Note 11).  Our current ownership interest in Nanometrics is less than 5%, is marked to market and is included in Other assets.  There are certain restrictions on selling our Nanometrics shares within the first year of ownership.

On July 26, 2005, BioSource International, Inc. (BioSource) announced in a press release that it had entered into a definitive merger agreement under which Invitrogen Corporation would acquire BioSource for $12.50 per share in cash.  In October 2005, we tendered our shares of BioSource to Invitrogen Corporation for $12.50 per share in cash and received cash of $8.3 million.  We recorded in Other income, net, a pre-tax gain of $3.3 million (see Note 11).

5.	DISCONTINUED OPERATIONS

On May 31, 2004, we sold a group of assets and transferred certain liabilities that comprise a substantial portion of our confocal microscopy product line to Carl Zeiss Jena GmbH. Proceeds of $19.8 million were offset by net assets of $5.7 million, lease settlements of $6.7 million and severance, legal and other costs of $1.7 million resulting in a pre-tax gain of $5.7 million.  As required by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, with the disposition of this asset group, the sales and expenses related to this product line for current and prior periods have been reclassified as a separate line on the income statement titled “Discontinued Operations.”  During 2005, Bio-Rad reached an agreement to settle the $6.7 million lease commitment and revised our lease settlement estimate to $2.7 million to exit the facility in 2005.  Consequently, we recognized a $4.0 million gain on the revised disposition.  There were no sales or pre-tax operating losses attributable to the discontinued operations for the years ended December 31, 2006 and 2005.  The discontinued operations generated net sales of $6.3 million and a pre-tax operating loss of $2.0 million for the year ended December 31, 2004.

6.	GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

As part of the acquisition of Ciphergen Biosystems, Inc. in December 2006 (see Note 2), we added $1.0 million of goodwill and $7.8 million of intangible assets: $7.2 million of developed technology and $0.6 million in customer lists.  The intangibles are recorded in our Life Science segment.

As part of the acquisition of Blackhawk BioSystems, Inc. in October 2006 (see Note 2), we added $5.3 million of goodwill and $13.3 million of intangible assets: $11.5 million of developed technology, $0.4 million of covenants not to compete, $0.2 million of customer lists, and $1.2 million of other intangibles.  These intangibles are part of our Clinical Diagnostics segment.

In March 2005, we purchased the rights to certain patents for $1.0 million.  In June 2004, we purchased $14.0 million of intangible assets related to licensing agreements.  We paid $6.0 million upon acquisition and $4.0 million in the third quarter of 2004.  The remaining $4.0 million was paid in 2005.  These intangibles are part of our Clinical Diagnostics segment.

During the fourth quarter of 2005, $19.8 million of impairment losses related to intangible and long-lived assets were recorded in the Life Science segment.  Of these losses, $15.8 million related to intangible and tangible assets acquired from MJ GeneWorks (MJ).  The circumstance leading to the impairment was the November 10, 2005 recommended ruling of the Connecticut Federal District Court that it would not enforce the August 30, 2005 settlement between Bio-Rad, Applera and Roche (see Note 14).  As a result of this decision Bio-Rad continued to be barred from selling, servicing or marketing MJ thermal cyclers and real time polymerase chain reaction (PCR) equipment in the United States.  The asset group impaired included fixed assets at the Massachusetts manufacturing location making the MJ cyclers along with intangible assets related to developed technology, U.S. customer mailing lists, trade names and non-compete agreements.  The determination of fair value was calculated converting estimated future cash flows to their present value, using the rate of return expected by an investor for an investment with similar perceived risk.  Additionally, $4.0 million of intangible and tangible assets related to our microarray product line manufactured in Waterloo, Canada were impaired.  In the fourth quarter, we decided to close the plant and no longer manufacture the products that related to the specific patents purchased from Virtek in 2002.  We have developed new microarray products that do not use the technology covered in the patents.  The discontinued products covered by the patents will have negligible sales and cash flow in 2007 and beyond.

Goodwill balances have been included in corporate for segment reporting purposes in Note 15.

Other than goodwill, we have no intangible assets with indefinite lives.  Information regarding our identifiable purchased intangible assets is as follows (in millions):

	December 31, 2006
	Average
	Useful Life	Carrying	Accumulated
	(years)	Amount	Amortization	Net
Developed Product Technology	2-15	$ 27.9	$ 3.6	$ 24.3
Licenses	13	14.0	2.2	11.8
Know How	1-4	9.8	5.7	4.1
Covenants Not to Compete	2-5	2.4	1.1	1.3
Patents	4	1.0	0.1	0.9
Customer Lists	2-15	1.4	0.4	1.0
Other	5-15	1.3	0.1	1.2
		$ 57.8	$ 13.2	$ 44.6

	December 31, 2005
	Average
	Useful Life	Carrying	Accumulated
	(years)	Amount	Amortization	Net
Developed Product Technology	3-6	$ 9.2	$ 1.4	$ 7.8
Licenses	14	14.0	1.3	12.7
Know How	1-5	8.7	3.7	5.0
Covenants Not to Compete	3	2.0	0.7	1.3
Patents	4	1.0	--	1.0
Customer Lists	3	0.6	0.2	0.4
Other	1-6	2.2	2.0	0.2
		$ 37.7	$ 9.3	$ 28.4

Recorded purchased intangible asset amortization expense for the years ended December 31, 2006, 2005, and 2004 was $5.3 million, $11.0 million and $6.9 million, respectively.  Estimated purchased intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is $6.9 million, $6.3 million, $4.8 million, $3.6 million and $2.9 million, respectively.

7.	NOTES PAYABLE AND LONG-TERM DEBT

Notes payable include local credit lines maintained by our subsidiaries aggregating approximately $33.5 million, of which $30.1 million was unused at December 31, 2006.  At December 31, 2005, these lines aggregated approximately $34.1 million, of which $30.8 million was unused.  The weighted average interest rate on these lines was 4.5% and 8.3% at December 31, 2006 and 2005, respectively.  Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

In June 2005, Bio-Rad entered into a new Credit Agreement, which amends and restates the Credit Agreement dated September 9, 2003, as amended December 8, 2004.  Borrowings are permitted up to a maximum of $150.0 million on a revolving basis and can be used to make acquisitions, for working capital and for other general corporate purposes.  Borrowings under this line of credit carry a floating rate of interest based on a reference rate dictated by the type of borrowing plus the applicable margin.  Under certain conditions, the Credit Agreement may be increased up to an additional $50 million.  The credit agreement will mature on June 21, 2010.

The Credit Agreement is secured by substantially all of our personal property assets, the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.  It is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the Credit Agreement).

The principal components of Long-term debt are as follows (in millions):

	December 31,
	2006	2005

7.5% Senior Subordinated Notes	$ 225.0	$ 225.0
6.125% Senior Subordinated Notes	200.0	200.0
Capitalized leases	1.1	1.1
	426.1	426.1
Less current maturities	(0.5)	(0.4)
Long-term debt	$ 425.6	$ 425.7

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

The Credit Agreement, the 6.125% Notes, and the 7.5% Notes require Bio-Rad to comply with certain financial ratios and covenants, among other things.  The covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test.  There are also restrictions on our ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt.  We were in compliance with all financial ratios as of December 31, 2006 and 2005.

Maturities of long-term debt at December 31, 2006 are as follows: 2007 - $0.5 million; 2008 - $0.4 million; 2009 - $0.1 million; 2010 - $0.1 million; 2011 - $0.0 million; thereafter - $425.0 million.

8.	INCOME TAXES

The U.S. and international components of income before taxes are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004

U.S.	$ 66.8	$ 35.0	$ 3.5
International	75.2	58.4	93.8
Income from continuing operations before taxes	$ 142.0	$ 93.4	$ 97.3

The provision (benefit) for income taxes consists of (in millions):

	Year Ended December 31,
	2006	2005	2004
Current:
U.S.	$ 13.2	$ 11.6	$ (2.4)
International	24.6	22.6	36.4
	37.8	34.2	34.0
Deferred:
U.S.	$ 0.8	$ (13.6)	$ (5.1)
International	0.2	(4.8)	2.1
	1.0	(18.4)	(3.0)
Provision for income taxes	$ 38.8	$ 15.8	$ 31.0

Bio-Rad’s income tax provision differs from the amount computed by applying the U.S. federal statutory rate to income before taxes as follows:

	Year Ended December 31,
	2006	2005	2004
U. S. statutory tax rate	35%	35%	35%
State taxes, net of federal benefit	1	--	2
Foreign income at other than U.S. tax rates	(1)	(7)	(1)
Foreign losses not benefited	1	3	3
Non-taxable dividend income	(3)	(6)	(2)
Export sales benefit	(2)	(3)	(2)
Tax credits	(2)	(2)	(2)
Capital losses not benefited/(benefited)	--	(5)	1
Increase (decrease) in tax reserves	1	3	(1)
Other	(3)	(1)	(1)
Provision for income taxes	27%	17%	32%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in millions):

	Year Ended December 31,
	2006	2005
Deferred tax assets
Bad debt reserve	$ 4.2	$ 3.2
Inventory reserve	13.2	12.2
Warranty reserve	6.1	5.5
Vacation pay reserve	6.3	6.0
Net operating loss	16.2	10.1
Royalty reserve	--	4.4
Retirement reserve	3.8	3.6
Depreciation	6.2	5.5
In-process R&D, goodwill and acquired intangible assets	16.5	15.3
State tax credit carryforward	7.2	6.4
Miscellaneous – other items	15.3	12.0
Valuation allowance	(26.5)	(17.7)
	68.5	66.5
Deferred tax liabilities
Unrealized holding gains	10.6	4.8
Deferred gain	5.2	5.2
Development cost of Hercules facility	0.8	1.2
Foreign exchange gain/loss	2.3	2.3
Depreciation	1.9	5.6
Goodwill and acquired intangible assets	9.4	2.0
Miscellaneous – other items	3.3	2.8
	$ 33.5	$ 23.9

At December 31, 2006, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $39.4 million.  These loss carryforwards have no expiration date.  The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.

At December 31, 2006, Bio-Rad had an unutilized domestic net operating loss carryforward of $11.7 million.  The loss carryforward will expire in the year 2018.  The utilization of the loss carryforward is limited to Bio-Rad's domestic taxable income.  At December 31, 2006, Bio-Rad had a California tax credit carryforward of $7.2 million.  The credit carryforward has no expiration date.  The utilization of the tax credit carryforward is limited to the extent Bio-Rad has California taxable income.

A valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2006 was an increase of $8.8 million, primarily relating to net operating losses acquired or incurred and credit carryforwards in jurisdictions with no future projected earnings.

Bio-Rad does not provide taxes which would be payable if the cumulative undistributed earnings of its international subsidiaries, approximately $314 million at December 31, 2006, were remitted to the U.S. parent company.  Unless it becomes advantageous to remit earnings for tax reasons, foreign exchange reasons, or to fulfill working capital or investment requirements, such earnings are indefinitely reinvested in its operations.  If these earnings were repatriated to the United States, they would generate foreign tax credits that would reduce the U.S. federal tax liability associated with the distribution.  The potential deferred tax liability for these earnings would be approximately $50 million.

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

Description of Share-Based Compensation Plans

Stock Option Plans

We have two stock option plans for officers and certain other employees: the Amended 1994 Stock Option Plan (the “1994 Plan”) and the 2003 Stock Option Plan (the “2003 Plan”).  Both plans authorize the grant to employees of incentive stock options and non-qualified stock options.  The maximum number of shares issuable under the 2003 Plan is 1,675,000 shares and may be of either Class A or Class B Common Stock.  Of these shares, 823,090 remain available to be granted as of December 31, 2006.  We no longer make stock option grants under the 1994 Plan.

Under both of these plans, Class A and Class B options are granted at prices not less than fair market value on the date of grant.  Generally, options granted have a term of 10 years and vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.  For options granted before January 1, 2001, options vest in increments of 25% over a four-year period on the yearly anniversary date of the grant.

Employee Stock Purchase Plan (ESPP)

Bio-Rad has an employee stock purchase plan that provides that eligible employees may contribute up to 10% of their compensation up to $25,000 annually toward the quarterly purchase of our Class A common stock.  The employees purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of each calendar quarter.  Bio-Rad has authorized the sale of 2,390,000 shares of common stock under the ESPP.

Stock Options

The following table summarizes stock option activity (amounts reported in the Price columns represent the weighted average exercise price):

	Year Ended December 31,
	2006		2005		2004
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	1,589,206	$ 34.43	1,630,717	$ 27.14	1,582,915	$ 20.04
Granted	313,233	62.68	307,822	57.25	306,990	53.82
Exercised	(177,867)	25.81	(299,485)	16.26	(221,759)	14.02
Forfeited/Expired	(56,803)	51.79	(49,848)	46.05	(37,429)	23.58
Outstanding at end of year	1,667,769	$ 40.06	1,589,206	$ 34.43	1,630,717	$ 27.14

Options exercisable at year-end	815,318	$ 25.65	746,765	$ 20.50	849,633	$ 15.22

Weighted average fair value of
options granted during the year		$ 29.85		$ 20.76		$ 18.74

The following summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/06	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 12/31/06	Weighted Average Exercise Price

$10.75 - $11.94	282,977	3.42	$ 11.34	282,977	$ 11.34
$11.97 - $28.61	269,614	2.87	$ 21.38	224,005	$ 19.91
$28.88 - $36.00	283,585	5.51	$ 34.06	169,710	$ 33.52
$36.50 - $53.75	253,407	6.94	$ 53.09	89,629	$ 53.03
$56.05 - $57.49	269,954	8.10	$ 57.13	48,865	$ 57.09
$58.85 - $69.30	308,232	9.00	$ 62.62	132	$ 58.85

The weighted average remaining contractual term for stock options outstanding and exercisable was 6.01 years and 4.22 years, respectively, as of December 31, 2006.  The aggregate intrinsic value for stock options outstanding and exercisable was $70.8 million and $46.4 million, respectively, as of December 31, 2006.  The total intrinsic value of stock options exercised during the year ended December 31, 2006 was approximately $8 million.  Intrinsic value for stock options is defined as the difference between the current market value and the grant price.

Cash received from stock options exercised during the year ended December 31, 2006 was $4.6 million.  The actual tax benefit realized for the tax deductions from stock options exercised totaled $1.8 million in 2006.

As of December 31, 2006, there was $9.8 million of total unrecognized compensation cost from stock options. That cost is expected to be recognized over a weighted-average period of approximately two years.

We currently use the Black-Scholes option-pricing model to calculate the fair value of share-based awards.  This model incorporates various assumptions including volatility, interest rate and expected life.  The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants.

	Year Ended December 31,
	2006	2005	2004

Expected volatility	36%	37%	39%
Risk-free interest rate	4.62%	3.45%	2.73%
Expected life (in years)	7.4	4.7	4.3
Expected dividend	--	--	--

Volatility was based on the historical volatilities of our common stock for a period equal to the stock option’s expected life.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  In 2005, the expected life was estimated using the historical exercise behavior of employees.  In 2006, we estimated the expected life using the simplified method described in the SEC’s Staff Accounting Bulletin No. 107.  We do not anticipate paying any cash dividends in the future and therefore use an expected dividend yield of zero.

Employee Stock Purchase Plan

The fair value of the employee’s purchase rights was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

	Year Ended December 31,
	2006	2005	2004
Expected volatility	28%	29%	21%
Risk-free interest rate	4.66%	2.95%	1.22%
Expected life (in years)	.25	.25	.25
Expected dividend	--	--	--
Weighted average fair value
of purchase rights	$13.68	$11.38	$10.81

The major assumptions are primarily based on historical data.  Volatility was based on the historical volatilities of our common stock for a period equal to the purchase right’s expected life.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  We do not anticipate paying any cash dividends in the future and therefore use an expected dividend yield of zero.

We sold 99,888 shares for $5.3 million, 92,869 shares for $4.0 million and 68,932 shares for $3.1 million under the ESPP to employees in 2006, 2005 and 2004, respectively.  At December 31, 2006, 507,550 shares remain authorized under the ESPP.

We currently issue new shares to satisfy stock option exercises and ESPP stock purchases, but may use repurchased stock to fulfill our obligations.

Impact of Adoption of SFAS 123(R)

For the year ended December 31, 2006, we recognized pre-tax share-based compensation expense of $5.4 million and after-tax share based compensation expense of $4.6 million.  After-tax share-based compensation expense reduced each of our net income per share and diluted net income per share by $0.17, for the year ended December 31, 2006.

Included in our share-based compensation expense is the cost related to prior year option grants that vest after January 1, 2006 and the cost related to our ESPP stock purchases.

Prior to the adoption of SFAS 123(R), we presented all benefits of tax deductions resulting from the exercise of share-based compensation as operating cash flows in the Consolidated Statements of Cash Flows.  SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.  The recognized tax benefit was $1.4 million for the year ended December 31, 2006.

For options granted before January 1, 2006, we amortized the fair value on an accelerated basis.  For options granted after January 1, 2006, we amortized the fair value on a straight-line basis.  All options are amortized over the requisite service periods of the awards, which are generally the vesting periods.

In accordance with SFAS 123(R), we recognize share-based compensation net of estimated forfeitures.  Prior to January 1, 2006, we recognized forfeitures and the corresponding reduction in pro forma expenses as they occurred.

Pro forma Information Under SFAS 123 for Years Prior to 2006

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 in accounting for the compensation cost for our stock option and stock purchase plans (in millions, except per share data).

Year Ended December 31,
	2005	2004

Net income, as reported	$ 81.6	$ 68.2
Deduct: Total stock based employee compensation expense
determined under fair value methods for all awards
net of related tax effects	3.4	3.0
Pro forma net income	$ 78.2	$ 65.2

Earnings per share:
Basic -- as reported	$ 3.13	$ 2.65
Basic -- pro forma	$ 3.00	$ 2.54

Diluted -- as reported	$ 3.06	$ 2.58
Diluted -- pro forma	$ 2.93	$ 2.47

11.	OTHER INCOME AND EXPENSE

Other income, net includes the following income (expense) components (in millions):

	Year Ended December 31,
	2006	2005	2004

Interest and investment income	$ 22.3	$ 16.7	$ 6.6
Income from equity investee	--	0.1	3.1
Write-down of investments (Note 4)	--	--	(2.4)
Litigation settlement (Note 14)	--	(1.2)	1.9
Gains on sales of investments (Note 4)	4.7	11.2	--
Miscellaneous other items	2.0	2.2	1.9
Other income, net	$ 29.0	$ 29.0	$ 11.1

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

	Year Ended December 31,
	2006	2005	2004

Net Income	$ 103.3	$ 81.6	$ 68.2
Adjustments to reconcile income to
net cash provided by operating activities
(net of effects of acquisitions):
Depreciation	48.7	49.1	46.2
Amortization	6.7	11.9	9.3
Excess tax benefits from stock compensation	(1.4)	--	--
Stock-based compensation	5.4	--	--
Foreign currency economic hedge transactions, net	2.2	(6.4)	(6.5)
Gains on dispositions of securities	(0.1)	(13.3)	(1.9)
Increase in accounts receivable, net	(25.5)	(7.7)	(4.4)
Increase in inventories, net	(22.8)	(18.7)	(5.5)
Decrease (increase) in other current assets	16.9	(12.1)	3.5
Increase in accounts payable
and other current liabilities	17.3	20.5	1.1
Increase (decrease) in income taxes payable	3.8	1.6	(2.8)
Increase (decrease) in deferred taxes	1.2	(15.0)	2.5
Write-down of investments	--	--	2.4
Impairment losses on long-lived assets	--	19.8	--
Litigation settlement related to MJ acquisition	(47.0)	--	--
Other	9.5	(3.0)	11.0
Net cash provided by operating activities	$ 118.2	$ 108.3	$ 123.1

13.	COMMITMENTS AND CONTINGENT LIABILITIES

Rents and Leases

Net rental expense under operating leases was $26.7 million in 2006, $23.7 million in 2005 and $23.0 million in 2004.  Leases are principally for facilities and automobiles.

Annual future minimum lease payments at December 31, 2006 under operating leases are as follows: 2007 - $27.7 million; 2008 - $19.3 million; 2009 - $12.1 million; 2010 - $8.8 million; 2011 - $7.1 million; subsequent to 2011 - $9.9 million.

Deferred Profit Sharing Retirement Plan

We have a profit sharing plan covering substantially all U.S. employees.  Contributions are made at the discretion of the Board of Directors.  Bio-Rad has no liability other than for the current year's contribution.  Contributions charged to income were $7.8 million, $7.5 million and $7.0 million in 2006, 2005 and 2004, respectively.

Other Post-Employment Benefits

In several foreign locations we are statutorily required to provide a lump sum severance or termination indemnity to our employees.  Under these plans, the vested benefit obligation at December 31, 2006 and 2005 was $17.4 million and $15.4 million, respectively and has been included in Other long-term liabilities in the consolidated balance sheets.  These plans are not required to be funded, and as such, there is no trust or other device used to accumulate assets to settle these obligations.

Foreign Exchange Contracts

We enter into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables.  At December 31, 2006, we had contracts maturing in January through March 2007 to sell foreign currency with a nominal value of $48.1 million and an unrealized gain of $0.2 million.  Contracts to purchase foreign currency had a nominal value of $19.2 million with a negligible unrealized loss.

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

Letters of Credit

In the ordinary course of business, we are at times required to post letters of credit.  The letters of credit are issued by our banks to guarantee our obligations to insurance companies. We were contingently liable for $5.3 million of standby letters of credit with banks as of December 31, 2006.

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

On February 9, 2006, Bio-Rad completed negotiations with Applera Corporation (Applera) and Roche Molecular Systems, Inc. to settle the patent infringement litigation against MJ Research, Inc. (MJ Research) which Bio-Rad acquired in 2004.  The total net settlement amount, including amounts related to previously accrued back royalties, was approximately $62 million.  We recognized $1.2 million of additional expense in the fourth quarter of 2005 to adjust our estimated liability as a result of the settlements.  In connection with the settlements, we entered into a royalty-bearing license agreement with Applera relating to our real-time instrument business in the United States and a term limited license in the rest of the world.

Applera filed an action in the Regional Court of Düsseldorf, Germany in February 2003 against Bio-Rad alleging infringement of a European patent relating to real-time PCR thermal cycler technology.  MJ Research is also a defendant in this action.  The suit seeks actual damages, costs and expenses and injunctive relief.  In May 2004, the Düsseldorf court issued an adverse ruling against MJ Research and us, which included an injunction against us and MJ Research from selling any real-time PCR instruments and reagents in Germany.  In December 2004, the European Patent Office revoked the patent for lack of novelty and the injunctions against MJ Research and Bio-Rad were lifted, allowing MJ Research and us to resume sales of real-time PCR thermal cyclers and reagents.  Applera appealed revocation of the patent, and in July 2006 the European Patent Office reversed its novelty rejection and reinstated the patent, subject to further review by the Opposition Division of the European Patent Office for other grounds for revocation.  The patent will be returned to the Opposition Division for review of these other issues.

We are party to various claims, legal actions and complaints arising in the ordinary course of business. We do not believe that any ultimate liability resulting from any of these lawsuits will have a material adverse effect on our results of operations, financial position or liquidity.  However, we cannot give any assurance regarding the ultimate outcome of these lawsuits and their resolution could be material to our operating results for any particular period, depending upon the level of income for the period.

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

Information regarding industry segments at December 31, 2006, 2005 and 2004 and for the years then ended is as follows (in millions):

		Life	Clinical	Other
		Science	Diagnostics	Operations

Segment net sales	2006	$ 575.6	$ 684.9	$ 13.4
	2005	549.9	618.4	12.6
	2004	504.7	576.4	8.9

Allocated interest expense	2006	$ 13.0	$ 18.8	$ 0.2
	2005	13.8	18.7	0.1
	2004	8.0	12.1	0.1

Depreciation and amortization	2006	$ 18.0	$ 33.8	$ 0.3
	2005	24.6	33.0	0.1
	2004	18.8	32.6	0.2

Segment profit (loss)	2006	$ 25.7	$ 89.6	$ 0.6
	2005	(0.5)	64.4	(0.6)
	2004	31.4	60.1	(0.1)

Segment assets	2006	$ 318.5	$ 458.8	$ 7.8
	2005	276.3	392.9	5.4
	2004	277.5	401.2	6.0

Capital expenditures	2006	$ 10.3	$ 34.7	$ 0.3
	2005	11.9	25.1	0.1
	2004	24.1	34.6	0.1

The Life Science segment profit (loss) for 2006 includes $3.8 million of in-process research and development expense purchased in the Ciphergen acquisition and 2005 includes $19.8 million of impairment losses on long-lived assets (see Note 6).  The Life Science segment profit (loss) for 2004 includes $13.7 million of in-process research and development expense purchased as part of the MJ GeneWorks, Inc. acquisition.

The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to our corporate headquarters.  The following reconciles total segment profit to consolidated income before taxes (in millions):

	Year Ended December 31,
	2006	2005	2004

Total segment profit	$ 115.9	$ 63.3	$ 91.4
Other income, net	29.0	29.0	11.1
Foreign exchange gains (losses)	(1.1)	1.5	(2.4)
Net corporate operating, interest and other
income and expense not allocated to segments	(1.8)	(0.4)	(2.8)
Consolidated income before taxes
from continuing operations	$ 142.0	$ 93.4	$ 97.3

The following reconciles total segment assets to consolidated total assets (in millions):

	December 31,
	2006	2005

Total segment assets	$ 785.1	$ 674.6
Cash and other current assets	594.2	563.1
Net property, plant and equipment excluding
segment specific gross machinery and equipment	(50.8)	(35.3)
Goodwill	119.5	113.3
Other long-term assets	148.2	110.9
Total assets	$ 1,596.2	$ 1,426.6

The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

	Year Ended December 31,
	2006	2005	2004

Europe	$ 559.4	$ 508.3	$ 502.2
Pacific Rim	200.7	193.6	168.2
United States	443.7	421.3	370.2
Other (primarily Canada and Latin America)	70.1	57.8	49.4
Total sales	$ 1,273.9	$ 1,181.0	$ 1,090.0

The following presents long-lived assets by geographic area based upon the location of the asset (in millions):

	Year Ended December 31,
	2006	2005	2004

Europe	$ 88.1	$ 75.0	$ 57.7
Pacific Rim	9.2	8.5	8.0
United States	366.0	332.1	394.4
Other (primarily Canada and Latin America)	3.1	2.8	3.1
Total long-lived assets	$ 466.4	$ 418.4	$ 463.2

16.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2006 and 2005 are as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2006
Net sales	$ 308.3	$ 317.7	$ 304.8	$ 343.1
Gross profit	175.5	184.7	166.8	185.6
Net income	31.2	32.3	23.2	16.6
Basic earnings per share	$ 1.19	$ 1.22	$ 0.88	$ 0.63
Diluted earnings per share	$ 1.16	$ 1.20	$ 0.86	$ 0.61

2005
Net sales	$ 299.2	$ 291.3	$ 283.2	$ 307.3
Gross profit	166.4	160.6	156.8	162.7
Net income	33.5	18.4	16.2	13.5
Basic earnings per share	$ 1.29	$ 0.71	$ 0.62	$ 0.51
Diluted earnings per share	$ 1.26	$ 0.69	$ 0.61	$ 0.50

In the fourth quarter of 2005, Bio-Rad recorded $19.8 million of impairment losses related to intangible and long-lived assets (see Note 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Bio-Rad Laboratories, Inc.

Hercules, California

We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 the Company changed its method of accounting for share-based payment arrangements in 2006 to conform to Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
San Francisco, California
February 28, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

OF OPERATIONS AND FINANCIAL CONDITION

This discussion should be read in conjunction with the information contained in Bio-Rad's Consolidated Financial Statements and the accompanying notes which are an integral part of the statements.  References are to the Notes to Consolidated Financial Statements.

Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to our future financial performance, operating results, plans and objectives that involve risk and uncertainties.  We have based these forward looking statements on our current expectations and projections about future events.  However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our ability to successfully integrate any acquired business; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries.  We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

Overview.  Bio-Rad is a multinational manufacturer and worldwide distributor of our own life science research and clinical diagnostics products.  Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics.  We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, education and government customers worldwide.  We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components.  Because our customers require replication of results in manufacturing processes, research experiments and diagnostic tests, much of our revenues are recurring.  Approximately 35% of our 2006 consolidated net sales are from the United States and 65% are from overseas, largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling.  As a result, our consolidated net sales expressed in dollars benefit when the U.S. dollar weakens and suffers when the U.S. dollar strengthens in relation to other currencies.  Currency fluctuations benefited our consolidated net sales expressed in U.S. dollars in 2006 and 2005.  The market for reagents and apparatus remains good while growth rates have slowed due to both public and private grant funding being more measured.  The market for large capital equipment has slowed, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending.  Bio-Rad is generally less impacted by trends in capital spending as lower priced reagents and apparatus comprise more than 70% of product sales.

The following shows gross profit and expense items as a percentage of net sales:

	Year Ended December 31,
	2006	2005	2004
Net sales	100.0	100.0	100.0
Cost of goods sold	44.1	45.3	44.0
Gross profit	55.9	54.7	56.0
Selling, general and administrative expense	34.5	35.2	34.7
Product research and development expense,
excluding in-process research and development	9.7	9.7	9.9
Income from continuing operations	8.1	6.6	6.1
Discontinued operations	--	0.3	0.2
Net income	8.1	6.9	6.3

We intend that the discussion of our results of operations and financial condition that follow will assist you in understanding how accounting principles, policies and estimates affect our results, and the significant factors that caused changes in our operations and financial position for the years ended December 31, 2006 and 2005.

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of Bio-Rad's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  We evaluate our estimates on an on-going basis.  Bio-Rad bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  However, future events may cause us to change our assumptions and estimates requiring routine adjustment.  Actual results could differ from these estimates.  We have determined that for the periods reported in our 2006 Annual Report, the following accounting policies and estimates are critical in understanding the financial condition and results of our operations.

Accounting for Income Taxes.  As part of the process of preparing consolidated financial statements, management is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.  Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent management establishes a valuation allowance or increases this allowance in a period, an increase to expense within the provision for income taxes in the statement of income will result.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded in connection with the deferred tax assets.  We have recorded a valuation allowance of $26.5 million and $17.7 million as of December 31, 2006, and 2005, respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of certain foreign net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income for the jurisdictions in which Bio-Rad operates and the period over which the deferred tax assets will be recoverable.  In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting Bio-Rad’s financial position.  Should realization of these deferred assets previously reserved occur, the provision for income tax would decrease, raising income and positively impacting Bio-Rad’s financial position.

Valuation of Long-lived and Intangible Assets and Goodwill.  We assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Projected future operating results and cash flows of the reporting units’ asset or asset group are used to establish the fair value used in evaluating the carrying value of long-lived, intangible assets and goodwill.  Factors that we consider important which could trigger an impairment review include the following:

•	significant under-performance relative to expected, historical or projected future operating results;
•	significant changes in the manner of use of the long-lived assets, intangible assets or the strategy for our overall business;
•	significant negative industry or economic trends.

When Bio-Rad determines that the carrying value of intangibles, long-lived assets or enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for any impairment based on a projected undiscounted cash flow method.

There were no impairments taken in the years 2006 and 2004.  For the year 2005, that review indicated an impairment had taken place in purchased intangible assets related to existing thermal cycler and microarray technology.

Valuation of Inventories.   Bio-Rad values inventory at the lower of the actual cost to purchase and/or manufacture the inventory, or the current estimated market value of the inventory.  We review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months on a quarterly basis or, if warranted by the circumstances, more frequently.  In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand.  Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the valuation allowance required for excess and obsolete inventory.  In the future, if inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination by initiating or increasing the valuation allowance.  Likewise, if the inventory valuation allowance is determined to be no longer required, we may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale until the inventory allowance is depleted.  In no case is inventory valued at an amount greater than cost.  Therefore, although we make efforts to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, technological developments or regulations could have a significant impact on the value of our inventory and reported operating results.

Allowance for Doubtful Accounts.   Bio-Rad maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  The amount of the allowance is determined by analyzing known uncollectible accounts, the age of our receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ general credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve.  This valuation allowance is reviewed on a quarterly basis to determine whether an increase or decrease is warranted.  Should the estimates be higher than the actual uncollectible accounts, we would report lower profitability when the estimates are made and higher profitability when the receivable is collected.

Warranty Reserves.  Bio-Rad warrants certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon delivery and on acceptance of that equipment, we establish, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.   A review is performed on a quarterly basis to assess the adequacy of our warranty reserve and it is adjusted if necessary.  The warranty percentage and accrual are based on actual experience and expected future costs to be incurred.  Should realized costs be higher than expected costs, cost of goods sold would be lower in the period of estimation and higher when realized.

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

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting For Income Taxes (FIN 48).  FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return.  Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.  Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  Bio-Rad will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption on January 1, 2007, with any cumulative effect adjustment to be recognized as an adjustment to retained earnings.  Additional FASB guidance on FIN 48 is pending.  As a result, we are currently unable to finalize our estimate of the impact that adopting this Interpretation will have on our financial statements.  Based on our analysis to date, however, we believe that the adoption of FIN 48 may result in recording an additional liability.

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards in their financial statements. Pro forma disclosure is no longer an alternative under the new Standard.  SFAS 123(R) also requires the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as was previously required.

Bio-Rad has adopted the provisions of SFAS 123(R) beginning January 1, 2006 under the modified prospective transition method. Under this method, compensation cost for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. The compensation cost related to unvested awards at the date of adoption is based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS 123 as adjusted for the effect of estimated forfeiture rates.

Corporate Results -- Sales, Margins and Expenses

Bio-Rad net sales increased 8% for the year 2006 to $1,273.9 million.  The impact of foreign exchange translation aided sales growth by approximately 0.2%.

The Life Science segment achieved sales growth of 5% in 2006 with little or no impact from foreign exchange translation.  Excluding the impact of the food science product line, the Life Science segment grew by 11% including any foreign exchange translation impact.  Increased sales were generated by process media sales, multi-analyte detection, and the return of thermal cycler sales after the legal settlement allowed our products from the MJ acquisition to be sold.  Sales to Asia and to developing markets in Eastern Europe were particularly strong.  The decline in the sales of food science products continued in 2006 as increased competition and less government mandated testing led to lower prices and unit sales.

The Clinical Diagnostics segment achieved sales growth of 11% in 2006 aided by an overall favorable impact from foreign currency translation of 0.3%.  Significant sales growth was provided by blood virus and quality control products.  Included in the blood virus sales is royalty revenue of $11.7 million from the settlement of a dispute over past infringement.  The Clinical Diagnostics segment was particularly successful in Eastern Europe where it received some large government tenders.  The Middle East, Asia and Latin America regions also contributed significantly to diagnostics growth.  These large tenders are subject to intense competition and may not be either available in subsequent years or awarded to us.  Diabetes and clinical microbiology products also contributed to sales growth but not to the same extent.

Bio-Rad net sales for the year 2005 were $1,181.0 million, an increase of 8.3% over the prior year.  The impact of foreign exchange translation throughout the year provided growth from foreign denominated net sales of approximately 1.1% for the full year.

The Life Science segment had sales growth of 9.0% in 2005, benefiting from an approximate 0.8% increase due to foreign exchange.  Currency neutral sales growth of 8.2% was provided by the acquisition of MJ Research, process media sales, multi-analyte detection, and protein separation apparatus and reagents.  Offsetting these specific growth areas was a decline in food science products as the average pricing for our BSE tests declined year over year in a very competitive market. During the fourth quarter, we were enjoined by court order not to sell or service MJ products in the United States, which negatively impacted sales.

The Clinical Diagnostics segment had sales growth of 7.3% in 2005, benefiting from an approximate 1.4% increase due to foreign exchange.  Currency neutral sales growth was 5.9% in the Clinical Diagnostics segment. Our quality control products had growth across several product lines.  Diagnostic tests for diabetes monitoring, genetic disorder identification, and improved demand for blood virus products in the U.S. and Asia also contributed to overall growth.

The 2006 consolidated gross margin of 55.9% represents an improvement of 1.2% from the prior year.  This improvement was largely the result of higher gross margins in the Clinical Diagnostics segment.  Life Science segment margins improved by approximately one quarter of one percent as the positive impact of sales increases, a reduction in customer warranty costs from the thermal cycler injunction and the reduction in MJ intangibles amortization were offset by declining food science gross margin caused by lower average selling prices.  Clinical Diagnostics segment margins improved near 2%.  The receipt of back royalties with no associated costs were one factor in the improvement.  A more substantial impact though, is higher sales volumes improving factory overhead utilization while actively limiting the growth in factory overhead costs.

The 2005 consolidated gross margins declined to 54.7% in the current year from 56.0%.  The decline in the Life Science segment’s gross margin accounts for the decline for Bio-Rad as a whole.  Several factors contributed to the decline in the Life Science segment.  Lower average pricing on the BSE product lines and the court-ordered halt to MJ product sales and service relating to the patent litigation with ABI resulted in the immediate expensing of all production costs leading to higher service and warranty expense as customer accommodations were made.  The Clinical Diagnostics segment’s margin improved by less than one percent.  Moderation in the increase of plant overhead costs and lower reagent rental depreciation were contributing factors to this improvement.

Consolidated selling, general and administrative expense (SG&A) was 34.5% of net sales for the year 2006 compared to 35.2% for the year 2005.  The increase of $22.9 million includes the expensing of stock options under SFAS 123(R) of $4.2 million.  Personnel costs including stock option expense accounted for approximately half of the year over year increase in SG&A costs.  Third party agent commissions and increased travel and related expenses accounted for approximately a third of the total increase.  On the segment level, the Life Science segment generally held expenses flat with the Clinical Diagnostics segment growing at a rate below that of sales growth.  Foreign exchange translation had little impact on SG&A expense for the year 2006.

Consolidated selling, general and administrative expense was 35.2% of net sales for the year 2005 compared to 34.7% for the year 2004.  The Life Science segment and Corporate shared services added expenses at a rate that exceeded sales growth.  The Life Science segment increases are attributable to higher personnel and facilities costs related to the acquisition of MJ, legal expenses related to patent litigation, the amortization of intangibles and an increase in the experience of uncollectible receivables.  Corporate shared services had increased spending in information technology, acquisition related expenses and legal fees.  The Clinical Diagnostics segment’s SG&A expense grew at a rate slower than sales.  The largest element of absolute cost is personnel, which also was responsible for generating the most growth in expenses.

Overall for 2005, Bio-Rad increased costs associated with regulatory requirements for global tax and audit compliance and security and disaster recovery for our information technology infrastructure.  Additionally, we incurred professional service fees in association with the attempted acquisition of BioSource International, Inc. and settling the Instrumentation Laboratory litigation.

Product research and development expense in 2006 remained unchanged at 9.7% of sales after excluding the purchased in-process R&D from the Ciphergen and Blackhawk acquisitions.  In absolute dollars, each segment had growth in R&D spending with the Clinical Diagnostics segment having approximately twice the growth of the Life Science segment.  Life Science segment spending was focused in the areas of proteomics, process chromatography and multi-analyte detection.  Clinical Diagnostics segment areas of interest include expanded software data management for the quality control product line, expanded tests for the BioPlex® 2200 platform and improvements to diabetes monitoring and blood virus diagnostic tests and systems.

Product research and development expense in 2005 declined to 9.7% of sales after adjusting for the $14.6 million of purchased in-process R&D from 2004 acquisitions. In absolute dollars, each segment had growth with Life Science segment increasing more than the Clinical Diagnostics segment.  The Life Science segment concentrated on research and development in amplification and protein interaction technologies.  The Clinical Diagnostics segment concentrated on automation for the serology, autoimmune and blood virus products as well as the segment’s quality control products.

Corporate Results

Interest expense declined by approximately $0.6 million in 2006 compared to the prior year.  The decline reflects lower average borrowings on local lines of credit in 2006 compared to the prior year.  The majority of current interest costs are associated with the $425.0 million in Senior Subordinated notes at fixed interest rates of 7.5% and 6.125%.  This $425.0 million of fixed rate borrowing represents greater than 99% of our total interest bearing debt.

Interest expense increased in 2005 to $32.6 million, from $20.2 million in the prior year.  The year 2005 had approximately $434.7 million of average borrowings.  The increase reflects that in late December 2004, we borrowed an additional $200.0 million in a private placement of Senior Subordinated Notes at 6.125%.  This additional borrowing has substantially caused all of the 2005 increase in interest expense which includes the amortization of bond origination fees.  We now have two principal borrowings: the $225 million 7.5% bonds due 2013, and the $200 million 6.125% bonds due 2014.

Foreign exchange (gains) losses for 2006 and 2005 were $1.1 million and ($1.5) million, respectively.  The 2006 losses are principally the result of the estimating process involved in the timing of shipments and settling of intercompany debt.  The gains in 2005 are attributable mainly to the strengthening of the Brazilian Real versus the U.S. dollar.

Other income and expense for the year 2006 is principally comprised of $22.3 million of investment income from interest on our cash, cash equivalents and short-term investments.  The amount is higher than the previous year as returns on short-term debt investments yielded higher returns in 2006 than in 2005.  Also included in other income is $4.7 million relating to a facilitation fee received and a gain on the tendering of our shares of Accent Semiconductor Technology Inc. for shares in Nanometrics Inc. after the two companies merged.

Other income and expense for the year 2005 includes two atypical events.  First is the sale of our investment in IL for $12 million resulting in a $7.9 million gain.  Second is a gain of $3.3 million on the tendering of our shares in BioSource, a potential acquisition that later accepted a buy-out from another company.  The year 2005 includes $16.7 million of interest and investment income generated by our net cash position and notes receivable.

Bio-Rad’s consolidated effective tax rate was 27%, 17% and 32% in 2006, 2005 and 2004, respectively.  The 2006, 2005 and 2004 effective tax rates reflect tax rate benefits of 3%, 6% and 2% respectively for nontaxable dividend income, and 2%, 2% and 2% respectively for tax credits.  The 2006, 2005 and 2004 effective tax rates also reflect benefits in the difference between U.S. and foreign taxes net of foreign tax credits of 1%, 7% and 1% respectively.  The tax rate benefit of 7% for 2005 is related to certain one time events in France and the U.K.  The 2005 effective tax rate also reflects a one time benefit of 5% related to a capital loss for tax purposes.  The tax rate for all years reflects a tax benefit related to export sales.

Our effective tax rate may be impacted in the future, either favorably or unfavorably, by many factors including but not limited to statutory tax rates, changes in existing laws or regulations, tax audits and settlements, and generation of tax credits.

Financial Condition

Bio-Rad operates and conducts business globally, primarily through subsidiary companies established in the markets in which we trade.  Goods are manufactured in a small number of locations, and intermediate or finished products are then shipped for completion and/or distribution to facilities around the globe.  Our product mix is diversified, and certain products compete largely on product efficacy, while others compete on price.  Gross margins are generally sufficient to exceed normal operating costs.  Funding for research and development of new products as well as routine outflows of capital expenditure, repayment of maturing debt and tax expense are covered by cash flow from operations.  We currently operate with a high level of interest coverage and our market capitalization is high relative to our level of debt.  In addition to the strong positive cash flow from operating activities, additional liquidity is readily available via the sale of short-term investments.

At December 31, 2006, we had available $488.1 million in cash, cash equivalents and short-term investments, and $30.1 million under international lines of credit.  Under the $150.0 million restated and amended Revolving Credit Facility, we have $145.6 million available with $4.4 million reserved for standby letters of credit issued by our banks to guarantee our obligations to certain insurance companies.  Management believes that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development, capital additions for plant, equipment and systems and an acquisition of moderate proportions

Cash Flow from Operations

Net cash provided by operations was $118.2 million, $108.3 million and $123.1 million in 2006, 2005 and 2004, respectively.  The net improvement of $9.9 million represents first, approximately a $25 million improvement in the net change in cash received from customers and cash paid to suppliers, along with higher interest income and lower tax payments.  Second, offsetting these cash flows are the payments to ABI to settle the litigation arising from the acquisition of MJ Research.

During 2006, accounts receivable rose on both higher sales and an increase in days outstanding as Asia, Southern and Eastern Europe often have longer credit terms and more complex collection procedures resulting in longer collection times.  Inventory increased to support higher sales volume, new product introduction, internalizing manufacturing from an OEM supplier, and longer lead times and batch sizes to meet customer demand for our quality control product line.

Bio-Rad’s management regularly reviews the allowance for uncollectible receivables and believes net accounts receivable are fully realizable.  Management routinely reviews inventory for the impact of obsolesence and changes in market prices caused by the introduction of new products, technologies and in government reimbursement policies.

Cash Flow from Investing Activities

Net capital expenditures in 2006 totaled $53.0 million, compared to $36.1million and $60.5 million in 2005 and 2004, respectively.  Net capital expenditures for 2006 reflect investment in manufacturing and warehouse equipment and improvements to new information technology systems.  Spending on reagent rental instruments increased to $16.3 million.  We place reagent rental instruments with our Clinical Diagnostics customers for use with our clinical reagents.  We increased in 2006 our investment in business systems to modernize and standardize distribution capabilities and enhance data communication.  Other ongoing expenditures are for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices (GMP) mandated by the Food and Drug Administration (FDA) for the Clinical Diagnostics segment and to meet the requirements of other regulatory bodies as well as many customers in our Life Science segment.

Net cash used in investing activities was $207.7 million for the year 2006.  During the year we paid cash for the acquisition of both Ciphergen and Blackhawk, while 2005 had no comparable acquisition activity.  The net change in purchases and sales of marketable securities and investments represents our attempt to earn an increase in overall returns on securities that do not comply with the definition of a cash equivalent.  Cash and short-term investments, in part, represent our resources available to make an acquisition before drawing on our available credit facilities and incurring additional debt.  Actual acquisition spending, however, may vary depending upon the availability and timing of a suitable candidate.

Cash Flow from Financing Activities

Net cash flow provided from financing was $10.2 million for 2006 and principally reflects the cash flow for the exercise of stock options and payments from the ESPP.  During the fourth quarter of 2004, we borrowed $200 million at 6.125% due 2014 in a private placement.  This borrowing, along with the $225 million at 7.5% due 2013, provides us with capital at a fixed rate for the next eight and seven years, respectively.  Our focus for the company is to make an acquisition to supplement our internal growth.  We routinely meet and discuss potential acquisitions with specific companies, principals or their agents.  Until such time that we identify an investment opportunity (generally an acquisition), no cash and short-term investment change is contemplated as our current position provides adequate liquidity.

The $150.0 million revolving credit facility is secured by substantially all of our personal property assets and the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).

The Board of Directors has authorized us to repurchase up to $18 million of Bio-Rad's common stock over an indefinite period of time.  Through December 31, 2006, we have cumulatively repurchased 1,179,272 shares of Class A Common Stock and 60,000 shares of Class B Common Stock for a total of $14.7 million.  Our credit agreements restrict our ability to repurchase our own stock.  There were no share repurchases made during 2006 or 2005.

Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2006 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

Contractual Obligations	Total	Less Than One Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including current portion (1)	426.1	0.5	0.5	0.1	425.0
Interest payments	216.2	29.1	87.4	87.4	12.3
Operating lease obligations (2)	84.8	27.7	31.4	15.8	9.9
Purchase obligations (3)	17.2	13.6	2.8	0.8	--
Long-term liabilities	28.7	--	10.2	1.2	17.3

(1)	These amounts represent expected cash payments, include capital lease obligations and are
	included in our Consolidated Balance Sheets. See Note 7 of the Consolidated Financial
	Statements for additional information about our debt.
(2)	Operating lease obligations are described in Note 13 of the Consolidated Financial Statements.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and
	legally binding on Bio-Rad and that specify all significant terms. Purchase obligations exclude
	agreements that are cancelable without penalty.

Financial Risk Management

The main goal of Bio-Rad’s financial risk management program is to reduce the variance in expected cash flows arising from unexpected foreign exchange rate and interest rate changes.  Financial exposures are managed through operational means and by using various financial instruments, including cash and liquid resources, borrowings, spot foreign exchange contracts, and derivatives.  The derivative instruments used are principally comprised of forward foreign exchange contracts.  No derivative financial instruments are entered into for the purpose of trading or speculation.  Company policy requires that all derivative positions are undertaken to manage the risks arising from underlying business activities.  These derivative transactions do not qualify for hedge accounting treatment under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  Derivative instruments used in these transactions are valued at fair value and changes in fair value are included in reported earnings.

Foreign Exchange Risk

We operate and conduct business in many countries and are exposed to movements in foreign currency exchange rates.  We face transactional currency exposures that arise when we enter into transactions denominated in currencies other than U.S. dollars.  Additionally, our consolidated net equity is impacted by the conversion of the net assets of our international subsidiaries for which the functional currency is not the U.S. dollar.

Foreign currency exposures are managed on a centralized basis.  This allows for the netting of natural offsets and lowers transaction costs and net exposures.  Where possible, we seek to manage our foreign exchange risk in part through operational means, including matching same-currency revenues to same currency costs, and same-currency assets to same-currency liabilities.  Moreover, weakening in one currency can often be offset by strengthening in another currency.  Foreign exchange risk is also managed through the use of forward foreign exchange contracts.  Positions are primarily in Euro, British Sterling and Japanese Yen.  The majority of forward contracts are for periods of 90 days or less.  We record the change in value of our foreign currency receivables and payables as a Foreign exchange (gain) loss on our Consolidated Statements of Income along with the change in fair market value of the forward exchange contract used as an economic hedge of those assets or liabilities.

Our forward contract holdings at year-end were analyzed to determine their sensitivity to fluctuations in foreign currency exchange rates.  All other variables were held constant.  Market risk associated with derivative holdings is the potential change in fair value of derivative positions arising from an adverse movement in foreign exchange rates.  An adverse change of 10% on quoted foreign exchange rates would result in an approximate net-present-value loss of $7 million on our derivative position.  This impact of a change in exchange rates excludes the offset derived from the change in value of the underlying assets and liabilities, which could reduce the adverse effect significantly.

Interest Rate Risk of Debt Instruments

Bio-Rad centrally manages the short-term cash surpluses and shortfalls of its subsidiaries.  Our holdings of variable rate debt instruments at year-end were analyzed to determine their sensitivity to movements in interest rates.  Due to the relatively small amount of short-term variable rate debt we have outstanding, there would not be a material impact to earnings or cash flows if interest rates moved adversely by 10%.  Our long-term debt consists primarily of fixed-rate instruments, and is thus insulated from interest rate changes.  Thus, as of December 31, 2006 the overall interest rate risk associated with our debt was not significant.