Form 10-K, Exhibit 13
period 2007-12-31
BIO RAD LABORATORIES INC
filed 2008-02-29
CIK 12208

				Exhibit 13.1
Bio-Rad Laboratories, Inc.
Summary of Operations and Selected Financial Data
(in thousands, except per share data)
	Year Ended December 31,
	2007 (2)	2006	2005	2004	2003

Net sales	$ 1,461,052	$ 1,273,930	$ 1,180,985	$ 1,090,012	$ 979,631
Cost of goods sold	669,690	561,394	534,499	479,939	423,401

Gross profit	791,362	712,536	646,486	610,073	556,230
Selling, general and administrative expense	507,978	438,949	416,084	378,264	317,524
Product research and development expense	140,535	123,376	115,104	108,344	91,273
Purchased in-process research and development expense	7,656	4,100	--	14,620	--
Impairment losses on long-lived assets	--	--	19,770	--	--
Interest expense	31,606	32,022	32,643	20,219	31,006
Foreign exchange (gains) losses	2,576	1,053	(1,528)	2,394	4,080
Other income, net (1)	(19,832)	(28,991)	(28,958)	(11,095)	(3,012)
Income from continuing operations before
taxes and minority interests	120,843	142,027	93,371	97,327	115,359
Provision for income taxes	(26,548)	(38,764)	(15,792)	(31,035)	(38,055)
Minority interests in earnings of consolidated subsidiaries	(1,301)	--	--	--	--

Income from continuing operations	92,994	103,263	77,579	66,292	77,304

Discontinued operations
Loss from discontinued operations (net of tax)	--	--	--	(1,487)	(1,133)
Gain on divestiture (net of tax)	--	--	3,974	3,437	--
Total income (loss) from discontinued operations	--	--	3,974	1,950	(1,133)
Net income	$ 92,994	$ 103,263	$ 81,553	$ 68,242	$ 76,171

Basic earnings per share:
Continuing operations	$ 3.49	$ 3.92	$ 2.98	$ 2.58	$ 3.04
Discontinued operations	--	--	0.15	0.07	(0.04)
Basic earnings per share	$ 3.49	$ 3.92	$ 3.13	$ 2.65	$ 3.00

Diluted earnings per share:
Continuing operations	$ 3.41	$ 3.83	$ 2.91	$ 2.51	$ 2.94
Discontinued operations	--	--	0.15	0.07	(0.04)
Diluted earnings per share	$ 3.41	$ 3.83	$ 3.06	$ 2.58	$ 2.90

Cash dividends paid per common share	--	--	--	--	--
Total assets	$ 1,971,594	$ 1,596,168	$ 1,426,582	$ 1,371,618	$ 992,596
Long-term debt, net of current maturities	$ 441,805	$ 425,625	$ 425,687	$ 425,979	$ 225,835

(1)	See Note 11 to the consolidated financial statements for components of Other (income) expense, net. Included in 2005 is interest and investment income of $16.7 million, gains on sales of investments of $11.2 million and litigation expense of $1.2 million. Included in 2006 is interest and investment income of $22.3 million and gains on sales of investments of $4.7 million. Included in 2007 is interest and investment income of $22.0 million offset by a $3.6 million write-down of investments.

(2)	Included in 2007 are the fourth quarter operating results of an acquisition. See Note 2 to the consolidated financial statements.

Bio-Rad Laboratories, Inc.
Consolidated Balance Sheets
(in thousands)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$ 161,764	$ 223,607
Short-term investments	61,977	264,473
Accounts receivable less allowance of $21,410 in 2007 and $15,265 in 2006	358,076	292,970

Inventories, net:
Raw materials	61,555	59,356
Work in process	88,375	57,682
Finished goods	171,085	136,007
Total inventories	321,015	253,045

Deferred tax assets	36,450	35,862

Prepaid expenses and other current assets	89,692	59,820
Total current assets	1,028,974	1,129,777

Property, plant and equipment:
Land and improvements	11,929	9,577
Buildings and leasehold improvements	181,772	121,977
Equipment	420,628	357,600
Total property, plant and equipment	614,329	489,154
Accumulated depreciation	(342,768)	(299,527)
Property, plant and equipment, net	271,561	189,627

Goodwill	328,439	119,492
Purchased intangibles, net	210,304	44,605
Long-term deferred tax assets	20,429	9,100
Other assets	111,887	103,567

TOTAL ASSETS	$ 1,971,594	$ 1,596,168

 The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 96,470	$ 83,411
Accrued payroll and employee benefits	121,255	92,101
Notes payable	4,630	2,539
Current maturities of long-term debt	10,997	503
Sales, income and other taxes payable	27,905	19,949
Litigation accrual	5,473	8,810
Accrued royalties	44,069	31,826
Current deferred taxes	2,134	2,445
Other current liabilities	101,235	77,949
Total current liabilities	414,168	319,533

Long-term debt, net of current maturities	441,805	425,625
Deferred tax liabilities	51,215	7,512
Other long-term liabilities	58,282	23,960
Total liabilities	965,470	776,630

Commitments and contingent liabilities	--	--
Minority interests	34,434	--

Stockholders’ equity:
Preferred stock, $0.0001 par value, 7,500,000 shares authorized;
none outstanding	--	--
Class A common stock, $0.0001 par value, 80,000,000 shares authorized;
outstanding – 21,877,695 at 2007 and 21,594,311 at 2006	2	2
Class B common stock, $0.0001 par value, 20,000,000 shares authorized;
outstanding – 5,006,440 at 2007 and 4,909,908 at 2006	1	1

Additional paid-in capital	98,629	78,230
Retained earnings	762,067	674,070
Accumulated other comprehensive income:
Currency translation and other	110,991	67,235

Total stockholders’ equity	971,690	819,538

TOTAL LIABILITIES, MINORITY INTERESTS AND
STOCKHOLDERS’ EQUITY	$ 1,971,594	$ 1,596,168

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc. Consolidated Statements of Income (in thousands, except per share data)

	Year Ended December 31,
	2007	2006	2005

Net sales	$ 1,461,052	$ 1,273,930	$ 1,180,985
Cost of good sold	669,690	561,394	534,499
Gross profit	791,362	712,536	646,486
Selling, general and administrative expense	507,978	438,949	416,084
Product research and development expense	140,535	123,376	115,104
Purchased in-process research and development expense	7,656	4,100	--
Impairment losses on long-lived assets	--	--	19,770
Interest expense	31,606	32,022	32,643
Foreign exchange (gains) losses	2,576	1,053	(1,528)
Other income, net	(19,832)	(28,991)	(28,958)
Income from continuing operations before taxes and
minority interests	120,843	142,027	93,371
Provision for income taxes	(26,548)	(38,764)	(15,792)
Minority interests in earnings of consolidated subsidiaries	(1,301)	--	--
Income from continuing operations	92,994	103,263	77,579
Discontinued operations
Gain on divestiture net of tax expense of $0 in 2005	--	--	3,974
Total income from discontinued operations	--	--	3,974
Net income	$ 92,994	$ 103,263	$ 81,553

Basic earnings per share:
Continuing operations	$ 3.49	$ 3.92	$ 2.98
Discontinued operations	--	--	0.15
Net income	$ 3.49	$ 3.92	$ 3.13
Weighted average common shares	26,684	26,376	26,063

Diluted earnings per share:
Continuing operations	$ 3.41	$ 3.83	$ 2.91
Discontinued operations	--	--	0.15
Net income	$ 3.41	$ 3.83	$ 3.06
Weighted average common shares	27,260	26,949	26,662

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Cash Flows

(in thousands)
	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Cash received from customers	$ 1,467,626	$ 1,247,779	$ 1,166,711
Cash paid to suppliers and employees	(1,225,968)	(1,058,977)	(1,003,264)
Litigation settlement	(4,228)	(46,981)	--
Interest paid	(30,588)	(31,049)	(31,334)
Income tax payments	(38,253)	(16,072)	(39,597)
Miscellaneous receipts	25,983	24,914	15,768
Excess tax benefits from share-based compensation	(2,992)	(1,385)	--
Net cash provided by operating activities	191,580	118,229	108,284

Cash flows from investing activities:
Capital expenditures, net	(60,595)	(52,987)	(36,055)
Payments for acquisitions, net of cash received,
and long-term investments	(387,673)	(46,071)	(4,344)
Proceeds from divestitures	--	12,772	--
Payments for purchase of intangible assets	(2,075)	--	(5,000)
Purchases of marketable securities and investments	(270,174)	(334,047)	(873,822)
Sales of marketable securities and investments	470,200	178,643	942,790
Foreign currency economic hedges, net	(4,112)	(2,196)	6,397
Receipt (payment) of restricted cash	--	36,138	(36,138)
Net cash used in investing activities	(254,429)	(207,748)	(6,172)

Cash flows from financing activities:
Net payments on notes payable	(4,326)	(659)	(6,847)
Long-term borrowings	24	--	--
Payments on long-term debt	(17,720)	(487)	(447)
Debt issuance costs on 6.125% bonds	--	--	(331)
Proceeds from issuance of common stock	11,580	9,923	8,915
Excess tax benefits from share-based compensation	2,992	1,385	--
Net cash provided by (used in) financing activities	(7,450)	10,162	1,290

Effect of exchange rate changes on cash	8,456	6,248	(2,420)

Net (decrease) increase in cash and cash equivalents	(61,843)	(73,109)	100,982
Cash and cash equivalents at beginning of year	223,607	296,716	195,734
Cash and cash equivalents at end of year	$ 161,764	$ 223,607	$ 296,716
Non-cash investing activities:
Tender of Accent stock	$ --	$ (3,200)	$ --
Receipt of Nanometrics stock	$ --	$ 5,354	$ --

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Year Ended December 31
	2007	2006	2005

Common stock, $0.0001 par value:
Balance at beginning of year	$ 3	$ 3	$ 3
Issuance of common stock	--	--	--
Balance at end of year	3	3	3

Additional paid-in capital:
Balance at beginning of year	78,230	60,112	49,628
Issuance of common stock	11,580	9,923	8,916
Stock compensation expense	5,506	5,363	--
Tax benefit from exercise of stock options	3,313	2,832	1,568
Balance at end of year	98,629	78,230	60,112

Retained earnings:
Balance at beginning of year	674,070	570,807	489,254
Net income	92,994	103,263	81,553
FIN 48 adjustment	(4,997)	--	--
Balance at end of year	762,067	674,070	570,807

Accumulated other comprehensive income:
Balance at beginning of year	67,235	27,052	58,003
Other comprehensive income (loss)	43,756	40,183	(30,951)
Balance at end of year	110,991	67,235	27,052

Total stockholders’ equity	$ 971,690	$ 819,538	$ 657,974

Comprehensive income, net of tax:
Net income	$ 92,994	$ 103,263	$ 81,553
Currency translation adjustments	45,856	30,059	(30,535)
Net unrealized holding gains (losses) net of tax of ($1,396) in 2007,
$5,767 in 2006 and $2,735 in 2005	(2,433)	10,175	2,960
Reclassification adjustments for gains included in net income
net of tax of ($193) in 2007, $30 in 2006 and $2,007 in 2005	333	(51)	(3,376)
Total comprehensive income	$ 136,750	$ 143,446	$ 50,602

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Notes to Consolidated Financial Statements

1.	SIGNIFICANT ACCOUNTING POLICIES

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

Short-Term Investments

Short-term investments consist of corporate, state and municipal securities with original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Our investments are classified as “Available-for-sale” and accordingly are reported at fair value based on quoted market prices and other observable market data, with unrealized gains and losses reported as a component of stockholders’ equity, net of any related tax effect. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary.  Realized gains and losses on investments are included in interest income.

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

Net capital expenditures include proceeds from the sale of property, plant and equipment of $0.2 million, $0.3 million and $3.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Goodwill and Other Purchased Intangible Assets

Goodwill represents the excess of the cost over the fair value of net tangible and identifiable intangible assets of acquired businesses.  Goodwill is assessed for impairment by applying a fair-value based test annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 6).

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.  Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.  In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations.  To the extent we determine that we are able to realize our deferred income tax assets in the future in excess of their net recorded amount, we make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Revenue Recognition

Revenue is recognized when pervasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, collectibility is reasonably assured and title has passed to the customer or product has been delivered absent specific contractual specifications.  Equipment that requires factory installation is not recorded until installation is complete and customer acceptance, if required contractually, has occurred.  At the time the related revenue is recognized, a provision is recognized for estimated product returns.  Reagent agreements are a diagnostic industry sales method that provides use of an instrument if the customer exclusively purchases the company’s reagents to use on that instrument.  We have evaluated the reagent agreements and account for the contracts under the terms of the guidance set forth in EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  All revenues that we earn under our reagent agreements are recognized when the reagent has been delivered to the customer.  Service revenues on extended warranty contracts are recognized ratably over the life of the service agreement or as services are performed, if not under contract.

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

Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows (in millions):

	2007	2006

January 1	$ 12.9	$ 12.0
Provision for warranty	14.9	14.9
Actual warranty costs	(13.3)	(14.0)
Acquisition	0.8	--
December 31	$ 15.3	$ 12.9

Research and Development

Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed.  Purchased in-process research and development costs are expensed at the time of purchase.

Foreign Currency

Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period.  Income statement items are translated at average exchange rates for the period.  The resulting translation adjustment is recorded as a separate component of stockholders' equity.

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

We do not own 100% of the voting stock of some our consolidated subsidiaries.  The remaining shares held by third parties represent a minority (or noncontrolling) interest in these subsidiaries.  Our consolidated statements present the full amount of assets, liabilities, income and expenses of all of our consolidated subsidiaries, with offsetting amounts are shown in Minority Interests for the portion of these items that do not belong to us.

Employee Share-Based Compensation Plans

We maintain stock option and stock award plans for officers and certain other key employees.  We also have an employee stock purchase plan that provides that eligible employees may contribute toward the purchase of our Class A common stock. These plans are described more fully in Note 10.

Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for our share-based compensation plans.  All employee stock options were granted at or above the grant date fair market value.  Accordingly, no compensation cost was recognized in the financial statements but was included as a pro forma disclosure in the consolidated financial statements.  We also recorded no compensation expense in connection with our Employee Stock Purchase Plan as the purchase price of the stock was not less than 85% of the lower of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period.

As of January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), Share-Based Payments using the modified prospective method.  Under this transition method we record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.  In accordance with the modified prospective transition method, our results for periods prior to 2006 have not been restated.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 in accounting for the compensation cost for our stock option and stock purchase plans during the year ended December 31, 2005 (in millions, except per share data).

2005

Net income, as reported	$ 81.6
Deduct: Total stock based employee compensation expense
determined under fair value methods for all awards
net of related tax effects	3.4
Pro forma net income	$ 78.2

Earnings per share:
Basic -- as reported	$ 3.13
Basic -- pro forma	$ 3.00

Diluted -- as reported	$ 3.06
Diluted -- pro forma	$ 2.93

Further information regarding share-based compensation can be found in Note 10.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for that period less the weighted average number of unvested restricted shares outstanding for that period.  Diluted earnings per share takes into account the effect of dilutive instruments, such as stock options, restricted stock and restricted stock units, and uses the average share price for the period in determining the number of common stock equivalents that are to be added to the weighted average number of shares outstanding.  Common stock equivalents are excluded from the diluted earnings per share calculation if the effect would be anti-dilutive.  The following table summarizes the basic and diluted weighted average common shares (in thousands).

	Year Ended December 31,
	2007	2006	2005
Weighted average shares outstanding	26,716	26,376	26,063
Weighted average unvested restricted shares	(32)	--	--
Basic shares	26,684	26,376	26,063
Effect of potentially dilutive securities:
Stock-based compensation awards	576	573	599
Diluted weighted average common shares	27,260	26,949	26,662
Anti-dilutive shares	279	253	281

Fair Value of Financial Instruments

For certain financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, marketable securities, notes payable, and accounts payable, the carrying amounts approximate fair value.

The estimated fair value of financial instruments in the table below has been determined using available market information or other appropriate valuation methodologies.  Estimates are not necessarily indicative of the amounts that could be realized in a current market exchange as considerable judgment is required in interpreting market data used to develop estimates of fair value.  The use of different market assumptions or estimation techniques could have a material effect on the estimated fair value.  With the exception of an equity investment, financial instruments that have fair values based on market quotations are included in Other assets.  Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

The estimated fair value of our financial instruments is as follows (in millions):

Year Ended December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Other assets	$ 111.9	$ 173.2	$ 103.6	$ 190.5
Total long-term debt	$ 452.8	$ 446.0	$ 426.1	$ 436.4

New Financial Accounting Standards

In June 2006, the Financial Accounting Standard Board (FASB) issued Financial Interpretation (“FIN”) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, Accounting for Incomes Taxes.  FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.  Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48.  This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Bio-Rad adopted the provisions of FIN 48, on January 1, 2007.  As a result of the implementation of FIN 48, we recognized approximately a $5.0 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Consistent with our accounting principle on classification of interest and penalties prior to adoption of FIN 48, Bio-Rad recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations.  Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

In December 2007, the FASB issued SFAS 141R, Business Combinations.  SFAS 141R established principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumes, and any noncontrolling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008.  Accordingly, any business combinations we engage in will be recorded and disclosed following existing pronouncements until January 1, 2009.  We expect SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of acquisitions we may consummate after the effective date. We have accrued a liability of $1.5 million for unrecognized tax benefits as of December 31, 2007 related to tax positions of DiaMed taken prior to the acquisitions by Bio-Rad.  If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141R, the reversal of any remaining liability will affect goodwill.  If such liabilities reverse subsequent to the adoption of SFAS 141R, such reversals will affect the income tax provision in the period of reversal.  We are still assessing the full impact of this standard on our future consolidated financial statements.  It is not permissible to adopt this statement early.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.  This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes are to be reported in comprehensive income of a business entity.  The employer is required to recognize the funded status of a benefit plan and meet the disclosure requirements effective as of the end of fiscal years ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008.  The adoption of SFAS 158 did not have a material effect on our consolidated financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which addresses how companies should measure fair value when they are required to use a fair value measurement for recognition or disclosure purposes under generally accepted accounting principles.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We will include the disclosure provisions of this statement when applicable.

In February 2007, FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities–including an Amendment of FASB Statement No. 115.  This standard permits an entity to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions in SFAS 159 are elective; however the amendment to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale securities.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments.  We have adopted this statement as of January 1, 2008.  The adoption created no impact to our financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51.  This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest.  SFAS 160 is effective for interim periods beginning on or after December 15, 2008.  We are in the process of evaluating the impact of the adoption of SFAS 160 on our consolidated financial statements.  It is not permissible to adopt this statement early.

2.	ACQUISITIONS

In May 2007, we entered into a definitive agreement to acquire approximately 77.7% of the registered shares, or 85.96% of the outstanding shares, of DiaMed Holding AG (“DiaMed”), a private Swiss company that develops, manufactures and markets a complete line of reagents and instruments used in blood typing and screening.  DiaMed holds approximately 9.6% of its shares as treasury shares.  There were no acquired assets, employees or operations based in the United States.  The acquisition closed on October 1, 2007.  The acquisition was accounted for as a purchase under SFAS 141 and accordingly the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values, except for the minority interest share in such assets and liabilities which was recorded at historical cost.  Under the terms of the agreement, we paid 476.9 million Swiss francs ($409.6 million) in cash to acquire these shares.  At closing, we received approximately $11.3 million from certain selling shareholders for businesses that we did not acquire resulting in net cash paid of $398.3 million plus estimated transaction costs of $1.0 million.  DiaMed’s operating results including any charges related to the transaction are included in our consolidated financial statements beginning in the fourth quarter of 2007.  DiaMed is included in our Clinical Diagnostics segment.  At closing, approximately 14.04% of the DiaMed outstanding shares are held by minority shareholders.  Their interest is recorded as Minority Interests on the consolidated balance sheet.  We are obligated to submit a cash tender offer before October 1, 2008 to acquire the remaining 14.04% of DiaMed’s outstanding shares from certain minority shareholders for 92.25% of the price paid to the majority shareholders.  At December 31, 2007 we estimated the offer would cost approximately $70 million. The minority shareholders are under no obligation to accept our tender offer.  The acquisition of the minority shares will be accounted for as a step acquisition if, and when, such shares are acquired.

DiaMed develops, manufactures and markets worldwide a complete line of reagents used in blood typing and screening as well as instruments and instrument systems that use the DiaMed priority reagents.  Its products are used by hospitals, clinical laboratories and blood banks to identify certain properties of the cell and serum components of human blood prior to a blood transfusion.  DiaMed’s principal product is its proprietary blood typing test.  DiaMed is headquartered in Cressier, Switzerland and employs approximately 800 people worldwide.  The acquisition of DiaMed will help us enhance our diagnostics business while presenting a number of opportunities for cross selling.

The estimated excess of the purchase price over the fair value of the net tangible assets acquired is approximately $379.1 million.  This amount is subject to change pending the final analysis of the fair values of the assets acquired and the liabilities assumed, including the valuation of certain tax assets acquired.  The goodwill will not be deductible for tax purposes.

The $379.1 million excess was allocated as follows (in millions):

	Life (in years)	Amount

Know how	9	$ 69.0
Customer relationships/lists	16	67.8
Developed product technology	7	15.9
Tradenames	5	14.6
Licenses	1	3.0
Purchased in-process R&D	expensed	7.4
Goodwill	indefinite	201.4
		$ 379.1

We are in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed.  The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management.  The completion of the purchase price allocation is pending the finalization of certain analyses of inventory, taxes and valuations for certain fixed assets and property.  The final allocation may result in adjustments to the carrying value of DiaMed’s recorded assets and liabilities, revisions of the useful lives of intangible assets and the determination of any residual amount that will be allocated to goodwill.  The related depreciation and amortization from the acquired assets is also subject to revision based on the final allocation.

The following table presents the preliminary allocation of the purchase price related to DiaMed (in millions):

Cash and cash equivalents	$ 16.1
Accounts receivable, net	53.1
Inventory	58.8
Property, plant and equipment	64.1
Purchased intangibles (including purchased
in-process research and development)	177.7
Goodwill	201.4
All other assets	26.7
Current liabilities	(89.1)
Long-term debt	(28.8)
Deferred tax liabilities	(40.5)
Other long-term liabilities	(7.2)
Minority interests	(33.0)
$399.3

In connection with the acquisition of DiaMed we recorded acquisition liabilities related to the termination of a small number of DiaMed employees of $4.9 million.  There were no payments made as of December 31, 2007.

The following unaudited pro forma financial information presents the combined results of operations of Bio-Rad and DiaMed as if the acquisition of DiaMed had occurred as of the beginning of 2007 and 2006, respectively.  The pro forma financial information gives effect to certain adjustments, including the amortization of purchased intangibles, the elimination of interest income related to the cash paid, the elimination of activity between Bio-Rad and DiaMed and tax provision adjustments to reflect the effect of the pro forma adjustments.  However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of DiaMed.  Accordingly, the pro forma financial information does not necessarily reflect the results of operations that would have occurred had the two companies constituted a single entity during such periods.

Year Ended
December 31,
(in millions)	2007	2006

Revenue	$ 1,600	$ 1,500
Net income	$ 95	$ 85
Basic net income per share	$ 3.57	$ 3.17
Diluted net income per share	$ 3.50	$ 3.10

In November 2006, we acquired Ciphergen Biosystems, Inc.'s (Ciphergen) ProteinChip Systems business and worldwide rights to its Surface Enhanced Laser Desorption/Ionization (SELDI) technology for approximately $20 million in cash.  The acquisition includes certain product lines, manufacturing capability, and intellectual property as well as access to Ciphergen's life science customer base.  Under the terms of the agreement, Ciphergen will retain rights to the diagnostics market.  Through a separate supply agreement, Bio-Rad will supply instruments and reagents to Ciphergen to support their diagnostics business.  The total purchase of $20.0 million included $5.4 million of net tangible assets, $3.0 million of goodwill and $11.6 million of intangible assets.  The goodwill will be deductible for tax purposes.  An initial amount of $18.0 million was paid in 2006.  An additional $2.0 million was paid in 2007 after the SELDI patent was granted.  This $2.0 million is shown as additional goodwill in 2007.  Purchased in-process research and development of $3.8 million was charged to expense in the fourth quarter of 2006.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third party valuations.  The results of this acquisition are included in our consolidated financial statements from the acquisition date, in our Life Science segment.  We also made a $3.0 million equity investment in Ciphergen as part of the transaction.

In October 2006, we completed the acquisition of Blackhawk BioSystems, Inc. (Blackhawk) for approximately $16.7 million in cash.  With the acquisition of the Blackhawk infectious disease controls, we will be able to offer a broader line of quality control products for the clinical laboratory.  Bio-Rad acquired $2.2 million of net tangible liabilities, $5.3 million of goodwill and $13.6 million of intangible assets.  The goodwill will not be deductible for tax purposes.  Purchased in-process research and development of $0.3 million was charged to expense in the fourth quarter of 2006.  The allocation of the total purchase price to net tangible liabilities, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates and third party valuations.  The results of Blackhawk are included in our consolidated financial statements from the acquisition date, in our Clinical Diagnostics segment.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following (in millions):

	December 31,
	2007	2006
Available-for-sale securities:
Corporate obligations	$ 10.3	$ 143.7
Asset backed securities (including mortgage-backed)	34.5	58.9
U.S Agencies	--	32.5
Marketable equity securities	17.2	14.4
Variable rate notes	--	10.0
Certificates of deposit	--	5.0
Total short-term investments	$ 62.0	$ 264.5

In 2007 we converted a major portion of our short-term investments to cash in anticipation of the acquisition of DiaMed (see Note 2).

Management classifies investments in marketable securities at the time of purchase and reevaluates such classification at each balance sheet date.  Marketable debt and equity securities classified as short-term investments have been designated as available-for-sale and are stated at fair value.  These investments are marked to market, with unrealized gains and losses reported as a component of comprehensive income.  We review our short-term investments for other-than-temporary losses on a quarterly basis.  No securities were considered other-than-temporarily impaired in 2007, 2006 or 2005.

4.	INVESTMENTS

We own shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries.  We purchased shares in 2007 and 2006 for approximately $1 and $6 million, respectively, bringing our total investment to approximately 28% of the outstanding voting shares of Sartorius at December 31, 2007.  The Sartorius family trust and Sartorius family members hold a controlling interest of the outstanding voting shares.  We do not have any representative or designee on Sartorius’ board of directors, nor do we have any other influence over the operating and financial policies of Sartorius.  Therefore, we account for this investment using the cost method.  This investment is reported in Other assets.

During July 2006, Accent Semiconductor Technology Inc. (Accent), a private company, was acquired by Nanometrics Inc. (Nanometrics), a publicly held company.  In preparation for the merger, Accent repaid the $11.8 million note receivable and accrued interest owed to Bio-Rad as part of Accent’s 2000 purchase of the assets and certain liabilities of our former semiconductor and optoelectronic metrology business.  As part of the merger agreement, we tendered our ownership interest in Accent in exchange for approximately 600,000 shares of Nanometrics stock valued at $5.4 million on conversion.  We also received a $2.5 million facilitation fee for aiding in the merger.  These transactions resulted in a gain of $4.7 million included in Other income, net (see Note 11) in 2006.  Our current ownership interest in Nanometrics is less than 5%, is marked to market and is included in Other assets.

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

On May 31, 2004, we sold a group of assets and transferred certain liabilities that comprise a substantial portion of our confocal microscopy product line to Carl Zeiss Jena GmbH. Proceeds of $19.8 million were offset by net assets of $5.7 million, lease settlements of $6.7 million and severance, legal and other costs of $1.7 million resulting in a pre-tax gain of $5.7 million.  As required by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, with the disposition of this asset group, the sales and expenses related to this product line for current and prior periods have been reclassified as a separate line on the income statement titled “Discontinued Operations.”  During 2005, Bio-Rad reached an agreement to settle the $6.7 million lease commitment and revised our lease settlement estimate to $2.7 million to exit the facility in 2005.  Consequently, we recognized a $4.0 million gain on the revised disposition.  There were no sales or pre-tax operating losses attributable to the discontinued operations for the years ended December 31, 2007, 2006 and 2005.

6.	GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill balances have been included in Corporate for segment reporting purposes in Note 15.  Changes to Goodwill were as follows (in millions):

	2007	2006

January 1	$ 119.5	$ 113.3
DiaMed acquisition	201.4	--
Ciphergen acquisition	2.0	1.0
Blackhawk acquisition	--	5.3
Currency fluctuations/other	5.5	(0.1)
December 31	$ 328.4	$ 119.5

As part of the acquisition of DiaMed in October 2007 (see Note 2), we added $201.4 million of goodwill and $170.3 million of intangible assets: $67.8 million of customer relationships, $69.0 million of know how, $14.6 million of tradenames, and $15.9 million of developed product technology and $3.0 of licenses.  The intangibles are part of our Clinical Diagnostics segment.

As part of the acquisition of Ciphergen in December 2006 (see Note 2), we added $3.0 million of goodwill and $7.8 million of intangible assets: $7.2 million of developed technology and $0.6 million in customer lists.  The intangibles are recorded in our Life Science segment.

As part of the acquisition of Blackhawk in October 2006 (see Note 2), we added $5.3 million of goodwill and $13.3 million of intangible assets: $11.5 million of developed technology, $0.4 million of covenants not to compete, $0.2 million of customer lists, and $1.2 million of tradenames. These intangibles are part of our Clinical Diagnostics segment.

In March 2005, we purchased the rights to certain patents for $1.0 million.  In June 2004, we purchased $14.0 million of intangible assets related to licensing agreements.  We paid $6.0 million upon acquisition and $4.0 million in the third quarter of 2004.  The remaining $4.0 million was paid in 2005. These intangibles are part of our Clinical Diagnostics segment.

During the fourth quarter of 2005, $19.8 million of impairment losses related to intangible and long-lived assets were recorded in the Life Science segment.  Of these losses, $15.8 million related to intangible and tangible assets acquired from MJ GeneWorks (MJ).  The circumstance leading to the impairment was the November 10, 2005 recommended ruling of the Connecticut Federal District Court that it would not enforce the August 30, 2005 settlement between Bio-Rad, Applera and Roche (see Note 14).  As a result of this decision Bio-Rad continued to be barred from selling, servicing or marketing MJ thermal cyclers and real time polymerase chain reaction (PCR) equipment in the United States.  The asset group impaired included fixed assets at the Massachusetts manufacturing location making the MJ cyclers along with intangible assets related to developed technology, U.S. customer mailing lists, trade names and non-compete agreements.  The determination of fair value was calculated converting estimated future cash flows to their present value, using the rate of return expected by an investor for an investment with similar perceived risk.  Additionally, $4.0 million of intangible and tangible assets related to our microarray product line manufactured in Waterloo, Canada were impaired. In the fourth quarter of 2005, we decided to close the plant and no longer manufacture the products that related to the specific patents purchased from Virtek in 2002.  We have developed new microarray products that do not use the technology covered in the patents.

Other than goodwill, we have no intangible assets with indefinite lives.  Information regarding our identifiable purchase intangible assets is as follows (in millions):

	December 31, 2007
	Average
	Historical	Carrying	Accumulated
	Life (years)	Amount	Amortization	Net
Customer relationships/lists	2-16	$ 71.0	$ 2.0	$ 69.0
Know how	6-10	81.4	9.7	71.7
Developed product technology	5-15	44.3	7.6	36.7
Licenses	1-14	20.4	4.3	16.1
Tradenames	5-15	16.2	0.8	15.4
Covenants not to compete	5	2.4	1.6	0.8
Patents	4	1.0	0.4	0.6
Other	7	0.1	0.1	--
		$ 236.8	$ 26.5	$ 210.3

	December 31, 2006
	Average
	Historical	Carrying	Accumulated
	Life (years)	Amount	Amortization	Net
Customer relationships/lists	2-15	$ 1.4	$ 0.4	$ 1.0
Know how	6-7	9.8	5.7	4.1
Developed product technology	5-15	27.9	3.6	24.3
Licenses	14	14.0	2.2	11.8
Tradenames	15	1.2	--	1.2
Covenants not to compete	5	2.4	1.1	1.3
Patents	4	1.0	0.1	0.9
Other	7	0.1	0.1	--
		$ 57.8	$ 13.2	$ 44.6

Recorded purchased intangible asset amortization expense for the years ended December 31, 2007, 2006, and 2005 was $12.8 million, $5.3 million, and $11.0 million, respectively.  Estimated purchased intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 is $27.3 million, $23.4 million, $22.2 million, $21.5 million and $19.7 million, respectively.

7.	NOTES PAYABLE AND LONG-TERM DEBT

Notes payable include local credit lines maintained by our subsidiaries aggregating approximately $52.0 million, of which $42.1 million was unused at December 31, 2007.  At December 31, 2006, these lines aggregated approximately $33.5 million, of which $30.1 million was unused.  The weighted average interest rate on these lines was 3.9% and 4.5% at December 31, 2007 and 2006 respectively.  Bio-Rad Laboratories, Inc. guarantees most of these credit lines.

The principal components of Long-term debt are as follows (in millions):

	December 31,
	2007	2006

7.5% Senior Subordinated Notes	$ 225.0	$ 225.0
6.125% Senior Subordinated Notes	200.0	200.0
Other debt	0.4	--
Capitalized leases	27.4	1.1
	452.8	426.1
Less current maturities	(11.0)	(0.5)
Long-term debt	$ 441.8	$ 425.6

In September 2007, Bio-Rad entered into Amendment No. 2 to the Amended and Restated Credit Agreement (the “Credit Agreement”).  Amendment No. 2 amends certain provisions of the Credit Agreement including increasing the amount of borrowings permissible under the Credit Agreement to $200 million from $150 million, which may be increased up to an additional $50 million under certain conditions, and amending certain covenants to permit the acquisition by Bio-Rad of DiaMed including, but not limited to, the incurrence of certain indebtedness and liens in connection with such acquisition.

Borrowings under the Credit Agreement are on a revolving basis and can be used to make acquisitions, for working capital and other general corporate purposes.  Borrowings under the Credit Agreement are payable on June 21, 2010.  We had no outstanding balance as of December 31, 2007.

In December 2004, Bio-Rad sold $200.0 million principal amount of Senior Subordinated Notes due 2014 (6.125% Notes).  The notes pay a fixed rate of interest of 6.125% per year.  We have the option to redeem any or all of the 6.125% Notes at various declining redemption prices or at 100% of the principal amount plus the “applicable premium” (as defined by the indenture) along with accrued and unpaid interest and certain other charges depending on the date redeemed.  Bio-Rad’s obligations under the 6.125% Notes are not secured, rank equal to other senior subordinated notes and rank junior to all of Bio-Rad’s existing and future senior debt.

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

The Credit Agreement is secured by substantially all of our personal property assets, the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.  It is guaranteed by all of our existing and future material domestic subsidiaries.  The Credit Agreement, the 6.125% Notes, and the 7.5% Notes require Bio-Rad to comply with certain financial ratios and covenants, among other things. The covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test.  There are also restrictions on our ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt.  We were in compliance with all financial ratios as of December 31, 2007 and 2006.

Maturities of long-term debt at December 31, 2007 are as follows: 2008 - $11.0 million; 2009 - $6.4 million; 2010 - $3.8 million; 2011 - $6.5 million; 2012- $0.1 million; thereafter - $425.0 million.

8.	INCOME TAXES

The U.S. and international components of income before taxes are as follows (in millions):

	Year Ended December 31,
	2007	2006	2005
U.S.	$ 75.5	$ 66.8	$ 35.0
International	45.3	75.2	58.4
Income from continuing operations before taxes	$ 120.8	$ 142.0	$ 93.4

The provision (benefit) for income taxes consists of the following (in millions):

	Year Ended December 31,
	2007	2006	2005

Current tax expense
U.S. and State	$ 15.0	$ 13.2	$ 11.6
International	12.6	24.6	22.6
Current tax expense	27.6	37.8	34.2
Deferred tax expense	(5.9)	1.0	(18.4)
Non-current tax expense	4.8	--	--
Provision for income taxes	$ 26.5	$ 38.8	$ 15.8

The reconciliation between Bio-Rad’s effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	Year Ended December 31,
	2007	2006	2005
U. S. statutory tax rate	35%	35%	35%
Foreign income at other than U.S. tax rates	(2)	(1)	(7)
Foreign losses not benefited	3	1	3
Non-taxable dividend income	(5)	(3)	(6)
Export sales benefit	--	(2)	(3)
Research and development tax credits	(8)	(2)	(2)
Capital loss benefit	--	--	(5)
Increase/(decrease) in tax reserves	3	1	3
Change in valuation allowance on temporary differences	(3)	1	--
Examination settlements	(2)	(1)	--
Foreign tax credit claims	(3)	--	--
In-process research and development	2	--	--
Other	2	(2)	(1)
Provision for income taxes	22%	27%	17%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in millions):

	Year Ended
	December 31,
	2007	2006
Deferred tax assets
Receivable allowances	$ 5.4	$ 4.2
Inventory reserve	14.6	13.2
Warranty reserve	7.3	6.1
Vacation pay reserve	7.4	6.3
Net operating loss	20.9	16.2
Retirement reserve	5.8	3.8
Depreciation	5.9	6.2
Goodwill and intangibles	16.9	16.5
State tax credit carryforward	7.5	7.2
Other	20.2	15.3
Valuation allowance	(31.1)	(26.5)
	80.8	68.5
Deferred tax liabilities
Unrealized holding gains	9.4	10.6
Deferred gain	5.2	5.2
Foreign exchange gain/loss	2.4	2.3
Depreciation	4.1	1.9
Goodwill and intangibles	49.1	9.4
Other	7.1	4.1
	77.3	33.5
Net deferred taxes	$ 3.5	$ 35.0

At December 31, 2007, Bio-Rad's international subsidiaries had combined net operating loss carryforwards of $68.1 million.  The amount of carryforwards subject to expiration includes $5.6 million and $8.4 million in 2013 and 2014, respectively.  The remaining loss carryforwards have no expiration date.  The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.  We believe that it is more likely than not that the benefit from certain of these net operating loss carryforwards will not be realized.  We have provided a valuation allowance of $17.6 million on the deferred tax assets relating to these net operating loss carryforwards.  If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2007 will be recognized as a reduction of income tax expense.

At December 31, 2007, Bio-Rad had an unutilized domestic net operating loss carryforward of $9.9 million.  The loss carryforward will expire in the year 2018.  The utilization of the loss carryforward is limited to Bio-Rad’s domestic taxable income.

At December 31, 2007, Bio-Rad had a California tax credit carryforward of $7.5 million.  The credit carryforward has no expiration date.  The utilization of the tax credit carryforward is limited to Bio-Rad’s California taxable income.  We believe that it is more likely than not that the benefit from these tax credit carryforwards will not be realized.  Therefore, we have provided a valuation allowance of $7.5 million on the deferred tax assets relating to these state tax credit carryforwards.  If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2007 will be recognized as a reduction of income tax expense.

A valuation allowance is needed to reduce the deferred tax assets to an amount that is more likely than not to be realized. The net change in the valuation allowance in 2007 was an increase of $4.6 million, primarily relating to net operating losses acquired or incurred in jurisdictions with no future projected earnings.

Our income tax returns for the 2001 to 2006 tax years are currently under examination by the Internal Revenue Service.  We believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.  We do not expect that the results of this examination will have a material effect on our financial condition or results of operations.

The following table summarizes the open tax years by major tax jurisdiction that are subject to examination by tax authorities as of December 31, 2007:

U.S.	1997 - 2007
France	2005 - 2007
Germany	2004 - 2007
Italy	2001 - 2007
Japan	2003 - 2007
Switzerland	2006 - 2007

The following is a reconciliation of the total amounts of unrecognized tax benefits for the year (in millions):

Balance at January 1, 2007	$ 13.3
Additions to tax positions related to prior years	1.1
Reductions to tax positions related to prior years	(2.4)
Additions to tax positions related to the current year	11.0
Settlements	(2.5)
Lapse of statute of limitations	(1.4)
Acquisitions	2.9
Currency translation	0.3
Balance at December 31, 2007	$ 22.3

Included in the balance of unrecognized tax benefits at December 31, 2007 are $19.1 million of tax benefits that, if recognized, would affect the effective tax rate.  Also included in the balance of unrecognized tax benefits at December 31, 2007 are $0.3 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

Bio-Rad recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.  Related to the uncertain tax benefits noted above, we accrued interest of $0.3 million during 2007 and in total, as of December 31, 2007, have recognized a liability for interest of $2.8 million.

We believe that it is reasonably possible that approximately $6.4 million of our currently remaining unrecognized tax benefits, each of which are individually insignificant, may be recognized by the end of 2008 as a result of a lapse of the statute of limitations.  These benefits are related to uncertainty regarding sustainability of certain deductions and credits for tax years that remain subject to examination by the relevant tax authorities.

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in their operations.  As of December 31, 2007, Bio-Rad has not made a provision for U.S. or additional foreign withholding taxes on approximately $416 million of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration.  Generally, such amounts become subject to U.S. taxation upon remittance of dividends and under certain other circumstance.  If these earnings were repatriated to the U.S., they would generate foreign tax credits that would reduce the U.S. federal tax liability associated with the distribution.  The potential deferred tax liability for these earnings would be approximately $70 million.

9.	STOCKHOLDERS' EQUITY

Bio-Rad's outstanding stock consists of Class A Common Stock (Class A) and Class B Common Stock (Class B).  Each share of Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that Class A has limited voting rights.  Each share of Class A is entitled to one-tenth of a vote on most matters, and each share of Class B is entitled to one vote.  Additionally, Class A stockholders are entitled to elect 25% of the Board of Directors and Class B stockholders are entitled to elect the balance of the directors.  Cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares.  Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.  The Schwartz family collectively holds a majority of Bio-Rad’s voting stock.  As a result, the Schwartz family is able to exercise significant influence over Bio-Rad.

10.	SHARE-BASED COMPENSATION/STOCK OPTION AND PURCHASE PLANS

Description of Share-Based Compensation Plans

Stock Option and Award Plans

We have two stock option plans for officers and certain other employees: the Amended 1994 Stock Option Plan (the “1994 Plan”) and the 2003 Stock Option Plan (the “2003 Plan”).  Both plans authorize the grant to employees of incentive stock options and non-qualified stock options.  We no longer make stock option grants under the 1994 Plan or 2003 Plan.

Under both of these plans, Class A and Class B options have been granted at prices not less than fair market value on the date of grant.  Generally, options granted have a term of 10 years and vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.  For options granted before January 1, 2001, options vest in increments of 25% over a four-year period on the yearly anniversary date of the grant.

In April 2007, our stockholders approved the Bio-Rad Laboratories, Inc. 2007 Incentive Award Plan (the “2007 Plan”).  The 2007 Plan authorizes the grant to employees of stock options, restricted stock awards, stock appreciation rights and other types of equity awards.  A total of 1,650,360 shares have been reserved for issuance of equity awards and may be of either Class A or Class B common stock.  Generally, stock awards issued under the 2007 Plan vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.  Stock options granted under the 2007 Plan have a ten year term.  At December 31, 2007 there were 1,488,890 shares available to be granted.

Employee Stock Purchase Plan (ESPP)

We have an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their compensation up to $25,000 annually toward the quarterly purchase of our Class A common stock.  The employees’ purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of each calendar quarter.  We have authorized the sale of 2,390,000 shares of common stock under the ESPP.

Share-Based Compensation Expense

We have provided pro forma disclosures in Note 1 of the effect on net income and earnings per share for the year ended December 31, 2005 as if the fair value method of accounting for share-based compensation had been used for its employee stock option grants and ESPP purchases. These pro forma effects have been estimated at the date of grant using the Black-Scholes option-pricing model.

Included in our share-based compensation expense in 2007 and 2006 is the cost related to stock option grants and ESPP stock purchases. In 2007, share-based compensation also includes the cost related to restricted stock and restricted stock unit awards issued in 2007.

For the years ended December 31, 2007 and 2006, we recognized pre-tax share-based compensation expense of $5.5 million and $5.4 million, respectively.  The tax benefit related to share-based compensation recognized in the income statement for the years ended December 31, 2007 and 2006 was $1.0 million and $0.7 million, respectively.  We did not capitalize any share-based compensation expense.  In accordance with SFAS 123(R), we recognize share-based compensation net of estimated forfeitures.

For options granted before January 1, 2006, we amortized the fair value on an accelerated basis.  For options and awards granted after January 1, 2006, we amortized the fair value on a straight-line basis.

All stock compensation awards are amortized over the requisite service periods of the awards, which are generally the vesting periods.

Stock Options

The following table summarizes stock option activity.

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value
	Shares	Price	Term (years)	(in millions)
Outsanding, January 1, 2005	1,630,717	$ 27.14
Granted	307,822	$ 57.25
Exercised	(299,485)	$ 16.26
Forfeited/Expired	(49,848)	$ 46.05
Oustanding, December 31, 2005	1,589,206	$ 34.43
Granted	313,233	$ 62.68
Exercised	(177,867)	$ 25.81
Forfeited/Expired	(56,803)	$ 51.79
Outstanding, December 31, 2006	1,667,769	$ 40.06
Granted	59,000	$ 75.09
Exercised	(222,808)	$ 28.16
Forfeited/Expired	(15,686)	$ 56.70
Oustanding, December 31, 2007	1,488,275	$ 43.06	5.50	$ 90.1
Vested and expected to vest,
December 31, 2007	1,419,558	$ 42.18	5.39	$ 87.2
Exercisable, December 31, 2007	880,350	$ 32.21	4.29	$ 62.9

The following summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/07	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Exercisable at 12/31/07	Weighted- Average Exercise Price

$ 10.75 - $ 11.97	312,610	1.98	$ 11.50	312,610	$ 11.50
$ 28.61 - $ 36.00	340,680	4.62	$ 32.49	296,240	$ 32.02
$ 36.50 - $ 56.40	319,901	6.15	$ 53.96	165,416	$ 53.89
$ 57.49 - $ 62.47	367,584	7.45	$ 60.19	88,384	$ 59.37
$ 63.00 - $ 75.32	147,500	8.67	$ 67.97	17,700	$ 63.00

Intrinsic value for stock options is defined as the difference between the current market value and the grant price.  The total intrinsic value on the date of exercise of stock options exercised during the years ended December 31, 2007 and 2006 was approximately $13 million and $8 million, respectively.

Cash received from stock options exercised during the years December 31, 2007 and 2006 was $6.3 million and $4.6 million, respectively.  The actual tax benefit realized for the tax deductions from stock options exercised totaled $3.6 million and $1.8 million for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, there was $8.2 million of total unrecognized compensation cost from stock options. That cost is expected to be recognized over a weighted average period of approximately 2 years.

The weighted-average fair value for stock options granted was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2007	2006	2005

Expected volatility	34%	36%	37%
Risk-free interest rate	4.72%	4.62%	3.45%
Expected life (in years)	8.5	7.4	4.7
Expected dividend	--	--	--
Weighted-average fair value of options granted	$37.05	$29.85	$20.76

Volatility was based on the historical volatilities of our common stock for a period equal to the stock option’s expected life.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  In 2007 and 2005 the expected life represents the number of years that we estimate, based primarily on historical experience, that the options will be outstanding prior to exercise. In 2006, we estimated the expected life using the simplified method described in the SEC’s Staff Accounting Bulletin No. 107.  We do not anticipate paying any cash dividends in the future and therefore use an expected dividend yield of zero.

Restricted Stock

Restricted stock was granted during the year ended December 31, 2007 under the 2007 Plan.  The fair value of each share of restricted stock is the market value as determined by the closing price of the stock on the day of grant.

The following table summarizes our restricted stock activity during the year ended December 31, 2007:

		Weighted-Average
	Restricted	Grant-Date
	Stock	Fair Value

Nonvested shares, January 1, 2007	--	--
Granted	75,970	$ 75.33
Vested	--	--
Cancelled/Forfeited	(250)	$ 75.32
Nonvested shares, December 31, 2007	75,720	$ 75.33

As of December 31, 2007, there was approximately $4.4 million of total unrecognized compensation cost related to restricted stock granted under the 2007 Plan.  The cost is expected to be recognized over a weighted-average period of approximately 5 years.

Restricted Stock Units

Restricted stock units, which are rights to receive shares of company stock, were granted during the year ended December 31, 2007 under the 2007 Plan.  The fair value of each restricted stock unit is the market value as determined by the closing price of the stock on the day of grant.

The following table summarizes our restricted stock unit activity during the year ended December 31, 2007:

		Weighted-	Weighted-Average	Aggregate
		Average	Remaining	Intrinsic Value
		Grant-Date	Contractual Term	as of December 31,
	Units	Fair Value	(in years)	2007 (in millions)
Outstanding, January 1, 2007	--	--
Granted	28,010	$ 75.32
Vested	--	--
Cancelled/Forfeited	(1,260)	$ 75.32
Outstanding, end of period	26,750	$ 75.32	2.68	$2.8
Expected to vest, December 31, 2007	23,158	$ 75.32	2.60	$2.4

As of December 31, 2007, there was approximately $1.5 million of total unrecognized compensation cost related to restricted stock units granted under the 2007 Plan.  That cost is expected to be recognized over a weighted-average period of approximately 5 years.

Employee Stock Purchase Plan

The fair value of the employees’ purchase rights was estimated using a Black-Scholes model with the following weighted average assumptions:

	Year Ended December 31,
	2007	2006	2005
Expected volatility	29%	28%	29%
Risk-free interest rate	4.79%	4.66%	2.95%
Expected life (in years)	.25	.25	.25
Expected dividend	--	--	--
Weighted-average fair value
of purchase rights	$17.05	$13.68	$11.38

The major assumptions are primarily based on historical data.  Volatility was based on the historical volatilities of our common stock for a period equal to the expected life of the purchase rights.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  We do not anticipate paying any cash dividends in the future and therefore use an expected dividend yield of zero.

We sold 81,388 shares for $5.3 million, 99,888 shares for $5.3 million and 92,869 shares for $4.0 million under the ESPP to employees in 2007, 2006 and 2005, respectively. At December 31, 2007, 426,162 shares remain authorized under the ESPP.

We currently issue new shares to satisfy stock option exercises, restricted stock issuances and ESPP stock purchases.

11.	OTHER INCOME AND EXPENSE

Other income, net includes the following income (expense) components (in millions):

	Year Ended December 31,
	2007	2006	2005

Interest and investment income	$ 22.0	$ 22.3	$ 16.7
Write down of investments	(3.6)	--	--
Litigation settlement (Note 14)	--	--	(1.2)
Gains on sales of investments (Note 4)	--	4.7	11.2
Miscellaneous other items	1.4	2.0	2.3
Other income, net	$ 19.8	$ 29.0	$ 29.0

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

	Year Ended December 31,
	2007	2006	2005

Net Income	$ 93.0	$ 103.3	$ 81.6
Adjustments to reconcile net income to
net cash provided by operating activities
(net of effects of acquisitions):
Depreciation	53.5	48.7	49.1
Amortization	13.8	6.7	11.9
Minority interests	1.3	--	--
Excess tax benefits from share-based compensation	(3.0)	(1.4)	--
Share-based compensation	5.5	5.4	--
Foreign currency economic hedge transactions, net	4.1	2.2	(6.4)
Gains on dispositions of securities	(0.5)	(0.1)	(13.3)
Decrease (increase) in accounts receivable, net	9.0	(25.5)	(7.7)
Decrease (increase) in inventories, net	4.4	(22.8)	(18.7)
Decrease (increase) in other current assets	(2.8)	16.9	(12.1)
Increase in accounts payable
and other current liabilities	10.6	17.3	20.5
Increase (decrease) in income taxes payable	(10.1)	3.8	1.6
Increase (decrease) in deferred taxes	(5.9)	1.2	(15.0)
Impairment losses on long-lived assets	--	--	19.8
Litigation settlement related to MJ acquisition	--	(47.0)	--
Other	18.7	9.5	(3.0)
Net cash provided by operating activities	$ 191.6	$ 118.2	$ 108.3

13.	COMMITMENTS AND CONTINGENT LIABILITIES

Rents and Leases

Net rental expense under operating leases was $32.8 million in 2007, $26.7 million in 2006 and $23.7 million in 2005.  Leases are principally for facilities and automobiles.

Annual future minimum lease payments at December 31, 2007 under operating leases are as follows: 2008 - $31.3 million; 2009 - $23.6 million; 2010 - $19.0 million; 2011 - $12.3 million; 2012 - $8.9 million; subsequent to 2012 - $6.3 million.

Deferred Profit Sharing Retirement Plan

We have a profit sharing plan covering substantially all U.S. employees.  Contributions are made at the discretion of the Board of Directors.  Bio-Rad has no liability other than for the current year's contribution.  Contributions charged to income were $9.4 million, $7.8 million, and $7.5 million in 2007, 2006 and 2005, respectively.

Other Post-Employment Benefits

In several foreign locations we are statutorily required to provide a lump sum severance or termination indemnity to our employees.  Under these plans, the vested benefit obligation at December 31, 2007 and 2006 was $19.4 million and $17.4 million, respectively and has been included in Other long-term liabilities in the consolidated balance sheets.  These plans are not required to be funded, and as such, there is no trust or other device used to accumulate assets to settle these obligations.

Foreign Exchange Contracts

We enter into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables.  At December 31, 2007, we had contracts maturing in January through March 2008 to sell foreign currency with a nominal value of $98.0 million and an unrealized gain of $0.6 million.  Contracts to purchase foreign currency had a nominal value of $19.7 million with an unrealized gain of $0.2 million.

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

Letters of Credit

In the ordinary course of business, we are at times required to post letters of credit.  The letters of credit are issued by our banks to guarantee our obligations to various parties including insurance companies. We were contingently liable for $10.0 million of standby letters of credit with banks as of December 31, 2007.

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

Other Operations include the remainder of our former Analytical Instruments segment.

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

Information regarding industry segments at December 31, 2007, 2006 and 2005 and for the years then ended is as follows (in millions):

		Life	Clinical	Other
		Science	Diagnostics	Operations

Segment net sales	2007	$ 615.1	$ 832.2	$ 13.8
	2006	575.6	684.9	13.4
	2005	549.9	618.4	12.6

Allocated interest expense	2007	$ 12.2	$ 19.2	$ 0.2
	2006	13.0	18.8	0.2
	2005	13.8	18.7	0.1

Depreciation and amortization	2007	$ 19.1	$ 44.8	$ 0.1
	2006	18.0	33.8	0.3
	2005	24.6	33.0	0.1

Segment profit (loss)	2007	$ 24.7	$ 80.7	$ 0.6
	2006	25.7	89.6	0.6
	2005	(0.5)	64.4	(0.6)

Segment assets	2007	$ 321.3	$ 677.1	$ 8.3
	2006	318.5	458.8	7.8
	2005	276.3	392.9	5.4

Capital expenditures	2007	$ 8.9	$ 40.3	$ 0.1
	2006	10.3	34.7	0.3
	2005	11.9	25.1	0.1

The Clinical Diagnostics segment profit (loss) for 2007 includes $7.7 million of in-process research and development expense purchased in the DiaMed acquisition.

The Life Science segment profit (loss) for 2006 includes $3.8 million of in-process research and development expense purchased in the Ciphergen acquisition and 2005 includes $19.8 million of impairment losses on long-lived assets (see Note 6).

The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to our corporate headquarters.  The following reconciles total segment profit to consolidated income before taxes and minority interests (in millions):

	Year Ended December 31,
	2007	2006	2005

Total segment profit	$ 106.0	$ 115.9	$ 63.3
Other income, net	19.8	29.0	29.0
Foreign exchange gains (losses)	(2.6)	(1.1)	1.5
Net corporate operating, interest and other
income and expense not allocated to segments	(2.4)	(1.8)	(0.4)
Consolidated income from continuing operations
before taxes and minority interests	$ 120.8	$ 142.0	$ 93.4

The following reconciles total segment assets to consolidated total assets (in millions):

	December 31,
	2007	2006

Total segment assets	$ 1,006.7	$ 785.1
Cash and other current assets	363.3	594.2
Net property, plant and equipment excluding
segment specific gross machinery and equipment	(49.0)	(50.8)
Goodwill	328.4	119.5
Other long-term assets	322.2	148.2
Total assets	$ 1,971.6	$ 1,596.2

The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

	Year Ended December 31,
	2007	2006	2005

Europe	$ 671.2	$ 559.4	$ 508.3
Pacific Rim	209.9	200.7	193.6
United States	498.1	443.7	421.3
Other (primarily Canada and Latin America)	81.9	70.1	57.8
Total sales	$ 1,461.1	$ 1,273.9	$ 1,181.0

The following presents long-lived assets by geographic area based upon the location of the asset (in millions):

	Year Ended December 31,
	2007	2006	2005

Europe	$ 523.4	$ 88.1	$ 75.0
Pacific Rim	12.9	9.2	8.5
United States	402.3	366.0	332.1
Other (primarily Canada and Latin America)	4.0	3.1	2.8
Total long-lived assets	$ 942.6	$ 466.4	$ 418.4

16.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2007 and 2006 are as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2007
Net sales	$ 322.5	$ 339.1	$ 339.7	$ 459.7
Gross profit	179.4	190.0	188.4	233.6
Net income	27.0	25.7	28.0	12.4
Basic earnings per share	$ 1.02	$ 0.96	$ 1.05	$ 0.46
Diluted earnings per share	$ 0.99	$ 0.95	$ 1.03	$ 0.45

2006
Net sales	$ 308.3	$ 317.7	$ 304.8	$ 343.1
Gross profit	175.5	184.7	166.8	185.6
Net income	31.2	32.3	23.2	16.6
Basic earnings per share	$ 1.19	$ 1.22	$ 0.88	$ 0.63
Diluted earnings per share	$ 1.16	$ 1.20	$ 0.86	$ 0.61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Bio-Rad Laboratories, Inc.

Hercules, California

We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.  We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at DiaMed Holding AG, which was acquired on October 1, 2007 and whose financial statements constitute 42% and 31% of net and total assets, respectively, and 4% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2007.  Accordingly, our audit did not include the internal control over financial reporting at DiaMed Holding AG.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 of the Notes to the Consolidated Financial Statements, on January 1, 2007 the Company adopted a new interpretation of accounting standards for uncertainty in income taxes.  In 2006, the Company adopted a new accounting standard for share-based payments.

/s/ Deloitte Touche LLP
San Francisco, California
February 29, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

OF OPERATIONS AND FINANCIAL CONDITION

This discussion should be read in conjunction with the information contained in our consolidated financial statements and the accompanying notes which are an integral part of the statements.

Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to our future financial performance, operating results, plans and objectives that involve risk and uncertainties.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as, “believe”, “expect,” “may,” “will,” “intend,” “estimate,” “continue,” or similar expressions or the negative of those terms or expressions.  Such statements involve risks and uncertainties, which could cause actual results to vary materially from those expressed in or indicated by the forward-looking statements.  We have based these forward looking statements on our current expectations and projections about future events.  However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our ability to successfully integrate any acquired business; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries.  We caution you not to place undue reliance on forward-looking statements, which reflect an analysis only and speak only as of the date hereof.  We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

Overview.  Bio-Rad is a multinational manufacturer and worldwide distributor of our own life science research and clinical diagnostics products.  Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics.  We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, education and government customers worldwide.  We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components.  Because our customers require replication of results in manufacturing processes, research experiments and diagnostic tests, much of our revenues are recurring.  Approximately 34% of our 2007 consolidated net sales are from the United States and approximately 66% are international sales, largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling.  As a result, our consolidated net sales expressed in dollars benefit when the U.S. dollar weakens and suffer when the U.S. dollar strengthens in relation to other currencies.  Currency fluctuations benefited our consolidated net sales expressed in U.S. dollars in 2007 and 2006.  The market for reagents and apparatus remains good while growth rates have slowed due to both public and private grant funding being more measured.  The market for large capital equipment has slowed, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending.  Bio-Rad is generally less impacted by trends in capital spending as lower priced reagents and apparatus comprise more than 70% of product sales.

The following shows gross profit and expense items as a percentage of net sales:

	Year Ended December 31,
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.8	44.1	45.3
Gross profit	54.2	55.9	54.7
Selling, general and administrative expense	34.8	34.5	35.2
Product research and development expense,
excluding in-process research and development	9.6	9.7	9.7
Income from continuing operations	6.4	8.1	6.6
Discontinued operations	--	--	0.3
Net income	6.4	8.1	6.9

We intend that the discussions of critical accounting policies and estimates and recent accounting pronouncements that follow will assist you in understanding how such principles, estimates and pronouncements affect our financial condition and results of operations as well as significant factors that caused changes in our financial condition and results of operations for the years ended December 31, 2007 and 2006.

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods.  We evaluate our estimates on an on-going basis.  We base our estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  However, future events may cause us to change our assumptions and estimates which may require routine adjustment.  Actual results could differ from these estimates.  We have determined that for the periods reported in this Exhibit 13.1 the following accounting policies and estimates are critical in understanding our financial condition and results of operations.

Accounting for Income Taxes.  As part of the process of preparing consolidated financial statements, management is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.  Management then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent management establishes a valuation allowance or increases this allowance in a period, an increase to expense within the provision for income taxes in the statement of income will result.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded in connection with the deferred tax assets.  We have recorded a valuation allowance of $31.1 million and $26.5 million as of December 31, 2007, and 2006, respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of certain foreign net operating losses carried forward, before they expire. The valuation allowance is based on management's current estimates of taxable income for the jurisdictions in which we operate and the period over which the deferred tax assets will be recoverable.  In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting our financial position.  Should realization of these deferred assets previously reserved occur, the provision for income tax would decrease, raising income and positively impacting Bio-Rad’s financial position.

Valuation of Long-lived and Intangible Assets and Goodwill.  We assess the impairment of identifiable intangibles, long-lived assets and goodwill annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Projected future operating results and cash flows of the reporting units’ asset or asset group are used to establish the fair value used in evaluating the carrying value of long-lived, intangible assets and goodwill.  Factors that we consider important that could trigger an impairment review include the following:

•	significant under-performance relative to expected, historical or projected future operating results;
•	significant changes in the manner of use of the long-lived assets, intangible assets or the strategy for our overall business;
•	significant negative industry or economic trends.

When management determines that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for any impairment based on a projected undiscounted cash flow method.

There were no impairments taken in the years 2007 and 2006.  For the year 2005, that review indicated an impairment had taken place in purchased intangible assets related to existing thermal cycler and microarray technology.

Valuation of Inventories.   We value inventory at the lower of the actual cost to purchase and/or manufacture the inventory, or the current estimated market value of the inventory.  We review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements for the next twelve months on a quarterly basis or, if warranted by the circumstances, more frequently.  In addition, our industry is characterized by technological change, frequent new product development and product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand.  Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the valuation allowance required for excess and obsolete inventory.  In the future, if inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination by initiating or increasing our inventory valuation allowance.  Likewise, if the inventory valuation allowance is determined to be no longer required, we may have over-reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale until the inventory allowance is depleted.  In no case is inventory valued at an amount greater than cost.  Therefore, although we make efforts to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, technological developments or regulations could have a significant impact on the value of our inventory and reported results of operations.

Allowance for Doubtful Accounts.   We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  The amount of the allowance is determined by analyzing known uncollectible accounts, the age of our receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ general credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve.  This valuation allowance is reviewed on a quarterly basis to determine whether an increase or decrease is warranted.  Should the estimates be higher than the actual uncollectible accounts, we would report lower profitability when the estimates are made and higher profitability when the receivable is collected.

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

Litigation Reserves.   We estimate amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in our consolidated balance sheets. The likelihood of a material change in these estimated reserves is dependent on the possible outcome of settlement negotiations, regulatory or judicial review and the development of facts and circumstances in extended litigation which could change claims or assessments when both the amount and range of loss on some outstanding litigation is uncertain.  We are obligated to disclose in the footnotes of the financial statements when we are unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigation.  As events occur, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions could materially impact our results of operations.

Recent Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation (“FIN”) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in our financial statements in accordance with SFAS No. 109, Accounting for Incomes Taxes.  FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.  Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods.  This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

Bio-Rad adopted the provisions of FIN 48 on January 1, 2007.  As a result of the implementation of FIN 48, we recognized approximately a $5.0 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings.

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

Corporate Results -- Sales, Margins and Expenses

Our net sales increased by 14.7% for the year 2007 to $1,461.0 million.  This includes $62.0 million of sales in the fourth quarter related to the recent acquisition of DiaMed Holding AG (DiaMed) completed on October 1, 2007.  Excluding these sales, sales growth was 9.8%.  The impact of foreign exchange translation aided sales growth by approximately $59 million or 4.6%.

The Life Science segment achieved sales growth of 6.9% in 2007 aided by the impact of foreign exchange translation of 4.2%.  Excluding the impact of the food science product line, this segment grew by 11.0%.  Increased sales were the result of growth in multianalyte detection, protein interaction and process chromatography product lines.  Sales in the United States, Emerging markets and Asia Pacific (excluding Japan), were the drivers of increased sales growth.  The decline in sales of BSE (bovine spongiform encephalopathy) products continued in 2007, as multiple test providers lowered product prices and government mandated tests declined.

The Clinical Diagnostics segment achieved sales growth of 21.5% in 2007 which includes sales growth that resulted from our acquisition of DiaMed.  Going forward, we will include DiaMed’s results in this reporting segment because DiaMed’s customers, technology, distribution channels and economics (post integration) are all similar to our Clinical Diagnostics segment.  DiaMed’s position as an industry leader enhances our ability to expand product offerings to our existing customers, broaden our customer base and more deeply penetrate the blood bank, transfusion and clinical laboratory areas.  DiaMed’s sales provided 9.1% of our Clinical Diagnostics sales growth.  The impact of foreign exchange on Clinical Diagnostics segment sales growth added approximately 5.1% to total segment sales.  The Clinical Diagnostics segment experienced growth across a wide range of its product offerings.  Geographically, the drivers of sales growth excluding the DiaMed acquisition were in the United States and Asia Pacific (excluding Japan).

Bio-Rad net sales increased 8% for the year 2006 to $1,273.9 million.  The impact of foreign exchange translation aided sales growth by approximately 0.2%.

The Life Science segment achieved sales growth of 5% in 2006 with no significant impact from foreign exchange translation.  Excluding the impact of the food science product line, the Life Science segment grew by 11%.  Increased sales were generated by process media sales, multi-analyte detection, and the return of thermal cycler sales after the legal settlement allowed our products from the acquisition of MJ GeneWorks to be sold.  Sales to Asia and to developing markets in Eastern Europe were particularly strong.  The decline in the sales of food science products continued in 2006.

The Clinical Diagnostics segment achieved sales growth of 11% in 2006, aided by an approximate 0.3% impact from foreign currency translation.  Significant sales growth was provided by blood virus and quality control products.  Included in the blood virus sales is royalty revenue of $11.7 million from the settlement of a dispute over past infringement.  The Clinical Diagnostics segment was particularly successful in Eastern Europe where it received some large government tenders.  These large tenders are subject to intense competition and may not be either available in subsequent years or awarded to us.  The Middle East, Asia and Latin America regions also contributed significantly to diagnostics growth. Diabetes and clinical microbiology products also contributed to sales growth but not to the same extent.

The 2007 consolidated gross margin of 54.2% represents a decline of 1.7% from the prior year.  Life Science segment gross margins declined by just less than 1% as the underabsorption of factory costs due to lower than planned activity in the first half of 2007, rising costs throughout the year and sales mix all contributed.  The Clinical Diagnostics segment gross margins declined by 2.4% from the prior year, as the result of the DiaMed acquisition but offset somewhat by favorable inclusion of $11.7 million in 2006 of back royalties, with no related costs.  Excluding both these items, the gross margin was unchanged for 2006.  DiaMed gross margins include the effect of the amortization of purchased intangibles.  This amortization is subject to change pending the completion of all valuations related to the DiaMed acquisition.

The 2006 consolidated gross margin of 55.9% represents an improvement of 1.2% from the prior year.  This improvement was largely the result of higher gross margins in the Clinical Diagnostics segment.  Life Science segment margins improved by approximately one quarter of one percent as the positive impact of sales increases, a reduction in customer warranty costs from the thermal cycler injunction and the reduction in MJ intangibles amortization were offset by declining BSE product gross margin caused by lower average selling prices.  Clinical Diagnostics segment margins improved near 2%.  The receipt of back royalties with no associated costs were one factor in the improvement.  A more substantial impact though, was higher sales volumes improving factory overhead utilization while actively limiting the growth in factory overhead costs.

Consolidated selling, general and administrative expense (SG&A) was 34.8% of net sales for the year ended 2007.  Excluding the impact of DiaMed from reported results had little impact in the relationship between sales and spending.  Increased spending on a currency neutral basis represents approximately $32 million of SG&A growth for Bio-Rad in 2007, excluding DiaMed.  Two-thirds of the increased spending is related to the Clinical Diagnostics segment with the remainder associated with the Life Science segment.  The largest component in incremental SG&A spending is the cost of personnel.  Personnel and related costs account for approximately 60% of total SG&A expense.  Other increasing areas of costs are travel, marketing and technology costs.

Consolidated SG&A expense was 34.5% of net sales for the year 2006 compared to 35.2% for the year 2005.  The increase of $22.9 million includes the expensing of stock options under SFAS 123(R) of $4.2 million.  Personnel costs including stock option expense accounted for approximately half of the year over year increase in SG&A costs.  Third party agent commissions and increased travel and related expenses accounted for approximately a third of the total increase.  On the segment level, the Life Science segment generally held expenses flat with the Clinical Diagnostics segment growing at a rate below that of sales growth.  Foreign exchange translation had little impact on SG&A expense for the year 2006.

Product research and development expense in 2007 declined to 9.6% of sales excluding the purchased in-process research and development associated with this year’s and last year’s respective acquisitions.  Areas of development for the Life Science segment were amplification, proteomics and process chromatography.  Clinical Diagnostics segment research and development were focused on additional assays for the BioPlex 2200 testing platform as well as enhancements to existing clinical microbiology, autoimmune, diabetes monitoring, blood virus and quality control products.  In absolute dollars, the increased spending was proportionately much higher in the Clinical Diagnostics segment than in the Life Science segment.

Product research and development expense in 2006 remained unchanged at 9.7% of sales after excluding the purchased in-process research and development from acquisitions.  In absolute dollars, each segment had growth in research and development spending with the Clinical Diagnostics segment having approximately twice the growth of the Life Science segment.  Life Science segment spending was focused in the areas of proteomics, process chromatography and multi-analyte detection.  Clinical Diagnostics segment areas of interest include expanded software data management for the quality control product line, expanded tests for the BioPlex® 2200 platform and improvements to diabetes monitoring and blood virus diagnostic tests and systems.

Corporate Results

Interest expense declined by approximately $0.4 million in 2007 from lower periodic use of local lines of credit and lower outstanding amounts for legal liabilities that required interest payments until extinguished.  Our principal debt obligations are the 2003 and 2004 Subordinated Bonds totaling $425 million which carry fixed rates of interest of 7.5% and 6.125%, and are not due until 2013 and 2014.

Interest expense declined by approximately $0.6 million in 2006 compared to the prior year.  The decline reflects lower average borrowings on local lines of credit in 2006 compared to the prior year.  The majority of interest costs are associated with the $425.0 million in Senior Subordinated notes.

Foreign exchange (gains) losses for 2007, 2006 and 2005 were $2.6 million, $1.1 million and ($1.5) million, respectively.  The largest component in the current year loss is a fourth quarter loss of approximately $2.5 million on the exchange of Euros for Swiss Francs related to our purchase of DiaMed which required a gross payment to the escrow agent of 477 million Swiss Francs at closing.  Excluding this item, all years are effected by the economic hedging program we employ to hedge our intercompany receivables and payables.  The gains in 2005 are attributable mainly to the strengthening of the Brazilian Real versus the U.S. dollar.

Other income and expense for the year 2007 is principally comprised of $22.0 million of investment income for interest on cash, cash equivalents and short-term investments.  Our investment income is slightly lower than in 2006.  During the fourth quarter the amount of investments declined significantly as we spent approximately $400 million to purchase DiaMed.  Investment income from higher invested amounts and higher yields during the first three quarters of 2007 will decline significantly in 2008.  Other factors affecting comparability between years is the 2007 impairment of two investments totaling $3.6 million.  Conversely in 2006, we had other income of $4.7 million relating to a facilitation fee received and a gain on the tendering of our shares in the merger between Accent Semiconductor Technology Inc. and Nanometrics Inc. after the two companies merged.  The investment income of $22.3 million in 2006 is higher than 2005 as returns on short-term debt investments yielded higher returns.

Bio-Rad’s consolidated effective tax rate was 22%, 27% and 17% in 2007, 2006 and 2005, respectively. The 2007, 2006 and 2005 effective tax rates reflect tax rate benefits of 5%, 3% and 6%, respectively for nontaxable dividend income, and 8%, 2% and 2%, respectively for tax credits. The tax benefit of 8% in 2007 is a result of research and development credit claims and current research and development credits.  The 2007, 2006 and 2005 effective tax rates also reflect benefits in the difference between U.S. and foreign taxes of 2%, 1% and 7%, respectively. The tax rate in 2007 includes the removal of a valuation allowance related to Canadian deferred tax assets in the amount of 3%.  The effective tax rates for 2006 and 2005 reflect rate benefits of 2% and 3%, respectively for export sales incentives.  The tax rate benefit of 7% for 2005 is related to certain one time events in France and the U.K.  The 2005 effective tax rate also reflects a one time benefit of 5% related to a capital loss for U.S. tax purposes.

Our effective tax rate may be impacted in the future, either favorably or unfavorably, by many factors including but not limited to fluctuations in statutory tax rates and changes in tax laws or regulations, which could cause our estimate of taxes to change.

Liquidity and Capital Resources

Bio-Rad operates and conducts business globally, primarily through subsidiary companies established in the markets in which we trade.  Goods are manufactured in a small number of locations, and intermediate or finished products are then shipped for completion and/or distribution to facilities around the globe.  Our product mix is diversified, and certain products compete largely on product efficacy, while others compete on price.  Gross margins are generally sufficient to exceed normal operating costs.  Funding for research and development of new products as well as routine outflows of capital expenditure, and tax expense are covered by cash flow from operations.  We currently operate with an adequate level of interest coverage and our current market capitalization is high relative to our current level of debt.  In addition to the strong positive cash flow from operating activities, additional liquidity is readily available via the sale of short-term investments and our revolving credit facility.

At December 31, 2007, we had available $223.7 million in cash, cash equivalents and short-term investments, and $42.1 million under international lines of credit.  Under the $200.0 million restated and amended Revolving Credit Facility, we have $195.3 million available with $4.7 million reserved for standby letters of credit issued by our banks to guarantee our obligations to certain insurance companies.  Management believes that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development, capital additions for plant, equipment and systems and to make the offer to the minority shareholders of DiaMed Holding as outlined in the DiaMed purchase and sale agreement.

Cash Flow from Operations

Net cash provided by operations was $191.6 million, $118.2 million and $108.3 million in 2007, 2006 and 2005, respectively.  The net improvement of $73.4 million represents first, approximately a $52.9 million improvement in the net change in cash received from customers and cash paid to suppliers.  Second, the reduction in payments to ABI to settle the litigation arising from the acquisition of MJ Research, further enhanced cash flow from operations by $42.8 million, offsetting these two positive items was an increase in tax payments of $22.2 million.

During 2007, the moderation of growth in inventory and account receivable compared to 2006 contributed to the overall improvement in cash flow from operations.  Additional cash flows were also generated by the acquisition of DiaMed.  First quarter 2008 cash flows are expected to be significantly reduced, as annual payments for royalties, bonuses and DiaMed integration and compliance costs are due in that period.

Management regularly reviews the allowance for uncollectible receivables and believes net accounts receivable are fully realizable.  Management routinely reviews inventory for the impact of obsolescence and changes in market prices caused by the introduction of new products, technologies and in government reimbursement policies.

Cash Flow from Investing Activities

Net capital expenditures in 2007 totaled $60.6 million, compared to $53.0 million and $36.1 million in 2006 and 2005, respectively.  Net capital expenditures for 2007 reflect investment in improvements to new information technology systems and expansion of manufacturing capabilities as well as refurbishing some administrative space.  Spending on reagent rental instruments increased to $23.1 million.  We place reagent rental instruments with our Clinical Diagnostics customers for use with our clinical reagents.  We continued in 2007 to invest in business systems to modernize and standardize distribution capabilities and enhance data communication.  Other ongoing expenditures are for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices (GMP) mandated by the Food and Drug Administration (FDA) for the Clinical Diagnostics segment and to meet the requirements of European and other regulatory bodies as well as many customers in our Life Science segment.

Net cash used in investing activities was $254.4 million for the year 2007.  During the year we paid cash for the acquisition of DiaMed.  We had no comparable acquisition activity in previous years.  The net change in purchases and sales of marketable securities and investments represents the liquidation of investments prior to the acquisition of DiaMed.  In 2008, we intend to offer to buy the outstanding shares of the minority shareholders of DiaMed.  We estimate this offer will use approximately another $70.0 million in cash.

Cash Flow from Financing Activities

Net cash flow used in financing activities was $7.4 million for 2007 and principally reflects the cash flow for the exercise of stock options and receipts from the Employee Stock Purchase Plan transactions.  Payments on long-term debt represent the reduction of acquired DiaMed debt.  We have previously borrowed $200 million at 6.125% due 2014 along with $225 million at 7.5% due 2013.  This has provided us with capital at a fixed rate for the next seven and six years, respectively.  We routinely meet and discuss potential acquisitions with specific companies, principals or their agents.  Should we identify any significant potential acquisitions, it would most probably require an increase in our total indebtedness.

The $200.0 million revolving credit facility is secured by substantially all of our personal property assets and the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).

The Board of Directors has authorized us to repurchase up to $18 million of Bio-Rad's common stock over an indefinite period of time of which $3.3 million is remaining.  Our credit agreements restrict our ability to repurchase our own stock.  There were no share repurchases made during 2007 or 2006.

Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

		Less			More
		Than	1-3	3-5	than
Contractual Obligations	Total	One Year	Years	Years	5 Years
Long-term debt, including current portion (1)	452.8	11.0	10.2	6.6	425.0
Interest payments	181.5	29.1	58.3	58.3	35.8
Operating lease obligations (2)	101.4	31.3	42.6	21.2	6.3
Purchase obligations (3)	20.9	17.7	2.4	0.8	--
Long-term liabilities (4)	37.5	--	15.2	0.9	21.4

(1)	These amounts represent expected cash payments, include capital lease obligations and are included in our
Consolidated Balance Sheets. See Note 7 of the Consolidated Financial Statements for additional information about our debt.

(2)	Operating lease obligations are described in Note 13 of the Consolidated Financial Statements.

(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding
	on Bio-Rad and that specify all significant terms. Purchase obligations exclude agreements that are cancelable
	without penalty.

(4)	Included within our long-term liabilities is our liability for income tax payable, including uncertain tax positions,
	in the amount of $20.8 million. We are not able to reasonably estimate the timing of future cash flows of these
	tax liabilities. Our income tax obligations are excluded from the table above. See Note 8 of the
	Consolidated Financial Statements.

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

Our forward contract holdings at year-end were analyzed to determine their sensitivity to fluctuations in foreign currency exchange rates.  All other variables were held constant.  Market risk associated with derivative holdings is the potential change in fair value of derivative positions arising from an adverse movement in foreign exchange rates.  A decline of 10% on quoted foreign exchange rates would result in an approximate net-present-value loss of $12 million on our derivative position.  This impact of a change in exchange rates excludes the offset derived from the change in value of the underlying assets and liabilities, which could reduce the adverse effect significantly.

Interest Rate Risk of Debt Instruments

Bio-Rad centrally manages the short-term cash surpluses and shortfalls of its subsidiaries.  Our holdings of variable rate debt instruments at year-end were analyzed to determine their sensitivity to movements in interest rates.  Due to the relatively small amount of short-term variable rate debt we have outstanding, there would not be a material impact to earnings or cash flows if interest rates moved adversely by 10%.  Our long-term debt consists primarily of fixed-rate instruments, and is thus insulated from interest rate changes.  As of December 31, 2007 the overall interest rate risk associated with our debt was not significant.