Form 10-K, Exhibit 13
period 2008-12-31
BIO RAD LABORATORIES INC
filed 2009-02-27
CIK 12208

				Exhibit 13.1
Bio-Rad Laboratories, Inc.
Summary of Operations and Selected Financial Data
(in thousands, except per share data)
	Year Ended December 31,
	2008	2007 (2)	2006	2005	2004

Net sales	$ 1,764,365	$ 1,461,052	$ 1,273,930	$ 1,180,985	$ 1,090,012
Cost of goods sold	801,843	669,690	561,394	534,499	479,939

Gross profit	962,522	791,362	712,536	646,486	610,073
Selling, general and administrative expense	591,304	507,978	438,949	416,084	378,264
Product research and development expense	159,518	140,535	123,376	115,104	108,344
Purchased in-process research and development expense	--	7,656	4,100	--	14,620
Impairment losses on goodwill and long-lived assets	28,757	--	--	19,770	--
Interest expense	32,113	31,606	32,022	32,643	20,219
Foreign exchange (gains) losses	7,634	2,576	1,053	(1,528)	2,394
Other (income) expense, net (1)	353	(19,832)	(28,991)	(28,958)	(11,095)
Income from continuing operations before taxes and
minority interests	142,843	120,843	142,027	93,371	97,327
Provision for income taxes	(44,579)	(26,548)	(38,764)	(15,792)	(31,035)
Minority interests in earnings of consolidated
subsidiaries	(8,754)	(1,301)	--	--	--

Income from continuing operations	89,510	92,994	103,263	77,579	66,292

Discontinued operations
Loss from discontinued operations (net of tax)	--	--	--	--	(1,487)
Gain on divestiture (net of tax)	--	--	--	3,974	3,437
Total income from discontinued operations	--	--	--	3,974	1,950
Net income	$ 89,510	$ 92,994	$ 103,263	$ 81,553	$ 68,242

Basic earnings per share:
Continuing operations	$ 3.32	$ 3.49	$ 3.92	$ 2.98	$ 2.58
Discontinued operations	--	--	--	0.15	0.07
Basic earnings per share	$ 3.32	$ 3.49	$ 3.92	$ 3.13	$ 2.65

Diluted earnings per share:
Continuing operations	$ 3.25	$ 3.41	$ 3.83	$ 2.91	$ 2.51
Discontinued operations	--	--	--	0.15	0.07
Diluted earnings per share	$ 3.25	$ 3.41	$ 3.83	$ 3.06	$ 2.58

Cash dividends paid per common share	--	--	--	--	--
Total assets	$ 2,037,264	$ 1,971,594	$ 1,596,168	$ 1,426,582	$ 1,371,618
Long-term debt, net of current maturities	$ 445,979	$ 441,805	$ 425,625	$ 425,687	$ 425,979

(1)	See Note 10 to the consolidated financial statements for components of Other income, net. Included in 2005 is interest and investment income of $16.7 million, gains on sales of investments of $11.2 million and litigation expense of $1.2 million. Included in 2006 is interest and investment income of $22.2 million and gains on sales of investments of $4.7 million. Included in 2007 is interest and investment income of $21.5 million offset by a $3.6 million write-down of investments. Included in 2008 is interest and investment income of $10.6 million offset by a $9.6 million other-than-temporary impairment on investments.

(2)	Included in 2007 are the fourth quarter operating results of an acquisition. See Note 2 to the consolidated financial statements.

Bio-Rad Laboratories, Inc.
Consolidated Balance Sheets
(in thousands)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$ 204,524	$ 161,764
Short-term investments	38,950	61,977
Accounts receivable less allowance of $19,567 in 2008 and $21,410 in 2007	339,653	358,076

Inventories, net:
Raw materials	69,549	61,555
Work in process	105,007	88,375
Finished goods	201,060	171,085
Total inventories	375,616	321,015

Deferred tax assets	41,408	36,450

Prepaid expenses and other current assets	93,790	89,692
Total current assets	1,093,941	1,028,974

Property, plant and equipment:
Land and improvements	16,567	11,929
Buildings and leasehold improvements	193,318	181,772
Equipment	466,024	420,628
Total property, plant and equipment	675,909	614,329
Accumulated depreciation	(375,177)	(342,768)
Property, plant and equipment, net	300,732	271,561

Goodwill	321,820	328,439
Purchased intangibles, net	228,590	210,304
Long-term deferred tax assets	12,361	20,429
Other assets	79,820	111,887

TOTAL ASSETS	$ 2,037,264	$ 1,971,594

 The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2008	2007
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 117,982	$ 96,470
Accrued payroll and employee benefits	119,420	121,255
Notes payable	2,409	4,630
Current maturities of long-term debt	7,169	10,997
Sales, income and other taxes payable	33,731	27,905
Accrued royalties	30,874	44,069
Current deferred taxes	8,159	2,134
Other current liabilities	98,290	106,708
Total current liabilities	418,034	414,168

Long-term debt, net of current maturities	445,979	441,805
Deferred tax liabilities	42,570	51,215
Other long-term liabilities	60,041	58,282
Total liabilities	966,624	965,470

Commitments and contingent liabilities	--	--
Minority interests	29,909	34,434

Stockholders’ equity:
Preferred stock, $0.0001 par value, 7,500,000 shares authorized;
none outstanding	--	--
Class A common stock, $0.0001 par value, 80,000,000 shares authorized;
outstanding – 22,182,451 at 2008 and 21,877,695 at 2007	2	2
Class B common stock, $0.0001 par value, 20,000,000 shares authorized;
outstanding – 5,137,357 at 2008 and 5,006,440 at 2007	1	1

Additional paid-in capital	124,401	98,629
Retained earnings	851,577	762,067
Accumulated other comprehensive income:
Currency translation and other	64,750	110,991

Total stockholders’ equity	1,040,731	971,690

TOTAL LIABILITIES, MINORITY INTERESTS AND
STOCKHOLDERS’ EQUITY	$ 2,037,264	$ 1,971,594

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc. Consolidated Statements of Income (in thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006

Net sales	$ 1,764,365	$ 1,461,052	$ 1,273,930
Cost of goods sold	801,843	669,690	561,394
Gross profit	962,522	791,362	712,536
Selling, general and administrative expense	591,304	507,978	438,949
Product research and development expense	159,518	140,535	123,376
Purchased in-process research and development expense	--	7,656	4,100
Impairment losses on goodwill and long-lived assets	28,757	--	--
Income from operations	182,943	135,193	146,111
Interest expense	32,113	31,606	32,022
Foreign exchange losses	7,634	2,576	1,053
Other (income) expense, net	353	(19,832)	(28,991)
Income before taxes and minority interests	142,843	120,843	142,027
Provision for income taxes	(44,579)	(26,548)	(38,764)
Minority interests in earnings of consolidated subsidiaries	(8,754)	(1,301)	--
Net income	$ 89,510	$ 92,994	$ 103,263

Basic earnings per share:
Net income	$ 3.32	$ 3.49	$ 3.92
Weighted average common shares	27,001	26,684	26,376

Diluted earnings per share:
Net income	$ 3.25	$ 3.41	$ 3.83
Weighted average common shares	27,527	27,260	26,949

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Consolidated Statements of Cash Flows

(in thousands)
	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Cash received from customers	$ 1,765,667	$ 1,467,626	$ 1,247,779
Cash paid to suppliers and employees	(1,495,669)	(1,225,968)	(1,058,977)
Litigation settlement (See Note 13)	(4,493)	(4,228)	(46,981)
Interest paid	(30,792)	(30,588)	(31,049)
Income tax payments	(49,159)	(38,253)	(16,072)
Miscellaneous receipts	10,867	25,983	24,914
Excess tax benefits from share-based compensation	(5,050)	(2,992)	(1,385)
Net cash provided by operating activities	191,371	191,580	118,229

Cash flows from investing activities:
Capital expenditures, net	(84,809)	(60,595)	(52,987)
Payments for acquisitions, net of cash received,
and long-term investments	(53,014)	(387,673)	(46,071)
Proceeds from divestitures	--	--	12,772
Payments for purchase of intangible assets	(4,000)	(2,075)	--
Purchases of marketable securities and investments	(77,800)	(270,174)	(334,047)
Sales of marketable securities and investments	78,906	470,200	178,643
Foreign currency economic hedges, net	(5,390)	(4,112)	(2,196)
Receipt of restricted cash	--	--	36,138
Net cash used in investing activities	(146,107)	(254,429)	(207,748)

Cash flows from financing activities:
Net payments on notes payable	(1,642)	(4,326)	(659)
Long-term borrowings	1,600	24	--
Payments on long-term debt	(11,589)	(17,720)	(487)
Proceeds from issuance of common stock	12,912	11,580	9,923
Excess tax benefits from share-based compensation	5,050	2,992	1,385
Net cash provided by (used in) financing activities	6,331	(7,450)	10,162

Effect of exchange rate changes on cash	(8,835)	8,456	6,248

Net increase (decrease) in cash and cash equivalents	42,760	(61,843)	(73,109)
Cash and cash equivalents at beginning of year	161,764	223,607	296,716
Cash and cash equivalents at end of year	$ 204,524	$ 161,764	$ 223,607
Non-cash investing activities:
Tender of Accent stock	$ --	$ --	$ (3,200)
Receipt of Nanometrics stock	$ --	$ --	$ 5,354
Capital lease obligation for facilities	$ 9,768	$ --	$ --
Purchased intangible assets	$ 11,357	$ --	$ --

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Year Ended December 31,
	2008	2007	2006

Common stock, $0.0001 par value:
Balance at beginning of year	$ 3	$ 3	$ 3
Issuance of common stock	--	--	--
Balance at end of year	3	3	3

Additional paid-in capital:
Balance at beginning of year	98,629	78,230	60,112
Issuance of common stock	12,912	11,580	9,923
Stock compensation expense	7,328	5,506	5,363
Tax benefit from exercise of stock options	5,532	3,313	2,832
Balance at end of year	124,401	98,629	78,230

Retained earnings:
Balance at beginning of year	762,067	674,070	570,807
Net income	89,510	92,994	103,263
FIN 48 adjustment	--	(4,997)	--
Balance at end of year	851,577	762,067	674,070

Accumulated other comprehensive income:
Balance at beginning of year	110,991	67,235	27,052
Other comprehensive income (loss)	(46,241)	43,756	40,183
Balance at end of year	64,750	110,991	67,235

Total stockholders’ equity	$ 1,040,731	$ 971,690	$ 819,538

Comprehensive income, net of tax:
Net income	$ 89,510	$ 92,994	$ 103,263
Currency translation adjustments	(18,671)	45,856	30,059
Other post-employment benefits adjustments net of tax of
($357) in 2008	1,848	--	--
Net unrealized holding gains (losses) net of tax of ($9,381)
in 2008, ($1,396) in 2007, and $5,767 in 2006	(19,162)	(2,433)	10,175
Reclassification adjustments for gains (losses) included in net income,
net of tax of $0 in 2008, ($193) in 2007, and $30 in 2006	(10,256)	333	(51)
Total comprehensive income, net of tax	$ 43,269	$ 136,750	$ 143,446

The accompanying notes are an integral part of these consolidated financial statements.

Bio-Rad Laboratories, Inc.

Notes to Consolidated Financial Statements

1.	SIGNIFICANT ACCOUNTING POLICIES

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

Available-for-Sale Investments

Available-for-sale investments consist of corporate obligations, municipal securities, asset backed securities, U.S. agencies and marketable equity securities.  Management classifies investments at the time of purchase and reevaluates such classification at each balance sheet date.  Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such marketable securities represent the investment of cash that is available for current operations.  Available-for-sale investments are reported at fair value based on quoted market prices and other observable market data.  Unrealized gains and losses are reported as a component of other comprehensive income, net of any related tax effect.  Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary.  We review our available-for-sale investments for other-than-temporary losses on a quarterly basis.  Realized gains and losses and other than temporary impairments on investments are included in Other income, net (see Note 10).

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

Capital expenditures are net of proceeds from the sale of property, plant and equipment of $0.9 million, $0.2 million and $0.3 million for 2008, 2007, and 2006, respectively.

Goodwill and Other Purchased Intangible Assets

Goodwill represents the excess of the cost over the fair value of net tangible and identifiable intangible assets of acquired businesses.  Goodwill and intangible assets are assessed for impairment by applying fair-value based tests annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Impairment expense is calculated as the excess of the carrying value of the asset over its fair value.  The fair value is estimated based on its discounted future cash flows.  Impairment losses of $28.8 million were recorded in 2008.  No impairment was recorded for 2007 or 2006 (see Note 5).

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

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized.  In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations.  To the extent we determine that we are able to realize our deferred income tax assets in the future in excess of their net recorded amount, we make an adjustment to the valuation allowance which may reduce the provision for income taxes.

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

Warranty

We warrant certain equipment against defects in design, materials and workmanship, generally for a period of one year.  Upon delivery of that equipment, we establish, as part of cost of goods sold, a provision for the expected costs of such warranty based on historical experience, specific warranty terms and customer feedback.  A review is performed on a quarterly basis to assess the adequacy of our warranty reserve.

Components of the warranty accrual, included in Other current liabilities and Other long-term liabilities, were as follows (in millions):

	2008	2007

January 1	$ 15.3	$ 12.9
Provision for warranty	18.5	14.9
Actual warranty costs	(18.0)	(13.3)
DiaMed acquisition	--	0.8
December 31	$ 15.8	$ 15.3

Research and Development

Internal research and development costs are expensed as incurred.  Third-party research and development costs are expensed when the contracted work has been performed.  Purchased in-process research and development costs are expensed at the time of purchase.

Foreign Currency

Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period.  Income statement items are translated at average exchange rates for the period.  The resulting translation adjustment is recorded as a separate component of stockholders’ equity.

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

Minority Interests

We do not own 100% of the voting stock of some of our consolidated subsidiaries.  The remaining shares held by third parties represent a minority (or noncontrolling) interest in these subsidiaries.  Our consolidated statements present the full amount of assets, liabilities, income and expenses of all of our consolidated subsidiaries, with offsetting amounts shown in Minority Interests for the portion of these items that do not belong to us.

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

	Year Ended December 31,
	2008	2007	2006
Weighted average shares outstanding	27,112	26,716	26,376
Weighted average unvested restricted shares	(111)	(32)	--
Basic shares	27,001	26,684	26,376
Effect of potentially dilutive securities:
Stock-based compensation awards	526	576	573
Diluted weighted average common shares	27,527	27,260	26,949
Anti-dilutive shares	105	279	253

Fair Value of Financial Instruments

For certain financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, marketable securities, notes payable, and accounts payable, the carrying amounts approximate fair value.

The estimated fair value of financial instruments in the table below has been determined using available market information or other appropriate valuation methodologies.  Estimates are not necessarily indicative of the amounts that could be realized in a current market exchange as considerable judgment is required in interpreting market data used to develop estimates of fair value.  The use of different market assumptions or estimation techniques could have a material effect on the estimated fair value.  Other assets includes some financial instruments that have fair values based on market quotations.  The decline in Other assets is mainly related to our investment in Sartorius.  Long-term debt has an estimated fair value based on quoted market prices for the same or similar issues.

The estimated fair value of our financial instruments is as follows (in millions):

Year Ended December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Other assets	$ 79.8	$ 78.2	$ 111.9	$ 173.2
Total long-term debt	$ 425.0	$ 381.0	$ 452.8	$ 446.0

We determine the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability, not assumptions made by the reporting entity.  The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability.  Statement of Financial Accounting Standards (SFAS) 157 establishes a fair value hierarchy which gives precedence to fair value measurements calculated using observable inputs to those using unobservable inputs.  This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1	Quoted prices in active markets for identical securities
•	Level 2	Other significant observable inputs (including quoted prices in active markets for similar securities)
•	Level 3	Significant unobservable inputs (including our assumptions in determining the fair value of investments)

Financial assets carried at fair value as of December 31, 2008 are classified in the hierarchy as follows (in millions):

	Level 1	Level 2	Total
Short-term investments
Corporate obligations	$ 6.0	$ 1.0	$ 7.0
Municipal obligations	--	5.0	5.0
Asset backed securities	--	12.5	12.5
U.S. Agencies	--	7.3	7.3
Marketable equity securities	7.0	0.2	7.2
	13.0	26.0	39.0
Long-term marketable equity securities	20.3	--	20.3
Total	$ 33.3	$ 26.0	$ 59.3

Recent Financial Accounting Standards

In June 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. Emerging Issues Task Force (EITF) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  FSP No. EITF 03-6-1 concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share (EPS) pursuant to the two-class method.  This FSP becomes effective for us on January 1, 2009.  Early adoption of the FSP is not permitted; however, it will apply retrospectively to EPS data for all periods presented in the financial statements or in financial data.  We do not currently expect that this FSP will have a material impact on our EPS data in fiscal year 2009 or on EPS for any prior periods.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles in the United States of America.  The adoption of SFAS 162 will not have an effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities –an amendment of SFAS 133.  SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows.  SFAS 161 is effective for us on January 1, 2009.  Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 will not affect our financial condition, results of operations or cash flows.

As amended in February 2008 by FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, SFAS 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FSP FAS 157-2 defers the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.  As such, we partially adopted the provisions of SFAS 157 effective January 1, 2008.  We expect to adopt the remaining provisions of SFAS 157 beginning in 2009.  We expect the adoption of SFAS 157 to impact the way in which we calculate fair value for our annual impairment review of goodwill and non-amortizable intangible assets, and when conditions exist that require us to calculate the fair value of long-lived assets; however, we do not expect this adoption to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations.  SFAS 141R continues to require the purchase method of accounting to be applied to all business combinations, but it significantly changes the accounting for certain aspects of business combinations.  Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business.  SFAS 141R also includes a substantial number of new disclosure requirements.  SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

In December 2007, SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, was issued. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling income interest.  This statement is effective for us on January 1, 2009. When implemented, prior periods will be recast for the changes required by SFAS 160.  The adoption of this standard will not have a material impact on our consolidated financial statements.

2.	ACQUISITIONS

DiaMed Holding AG (“DiaMed”) develops manufactures and markets worldwide a complete line of reagents used in blood typing and screening as well as instruments and instrument systems that use its proprietary reagents.  Its products are used by hospitals, clinical laboratories and blood banks to identify certain properties of the cell and serum components of human blood prior to a blood transfusion.  On October 1, 2007, we acquired approximately 85.96% of the outstanding shares of DiaMed for approximately $399.3 million.   In March 2008, we acquired an additional 556 shares of DiaMed for approximately $14 million, with a second payment to be paid when the final tender offer is made to the remaining minority shareholders.  In December 2008 we acquired an additional 600 shares of DiaMed for approximately $19.6 million.  As of December 31, 2008, our total ownership of the outstanding shares of DiaMed amounted to 93.46%.  The total purchase to date of approximately $432.9 million includes $38.1 million of net tangible assets, $202.0 million of goodwill, and $192.8 million of intangible assets.  The goodwill is not deductible for tax purposes.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates except for the minority interest share in such assets and liabilities which was recorded at historical cost.  The results of this acquisition are included in our consolidated financial statements beginning with the fourth quarter of 2007, in our Clinical Diagnostics segment.  In connection with the original acquisition of DiaMed we recorded acquisition liabilities related to the termination of a small number of DiaMed employees of $4.9 million.  During the year ended December 31, 2008, we paid approximately $3.1 million related to these termination liabilities.  There were no payments made during the year ending December 31, 2007.

The remaining 1,000 outstanding shares of DiaMed are held by multiple minority shareholders.  Their interest is recorded as Minority Interests on the consolidated balance sheet.  We are obligated to submit a cash tender offer to acquire the remaining 6.54% of shares from the minority shareholders for 92.25% of the price paid to the majority shareholders.  Based on December 31, 2008 foreign exchange rates, we estimate the offer would require approximately $38 million if fully accepted.  The minority shareholders are under no obligation to accept our tender offer.  The acquisition of the minority shares will be accounted for as a step acquisition if, and when, such shares are acquired.

In December 2008, we acquired 100% of the shares of DiaMed Fennica Oy (Fennica) and 100% of the shares of DiaMed (G.B.) Limited.  These companies were independent distributors of DiaMed products and will be included in our Clinical Diagnostics segment.  The total cash purchase price of these acquisitions was approximately $17.0 million.  We acquired $3.3 million of net tangible liabilities, $7.4 million of goodwill and $12.9 million of intangible assets.  The goodwill will not be deductible for tax purposes.  We are in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed.  The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management.  The completion of the purchase price allocation is pending the finalization of certain analyses of inventory, taxes and liabilities.  The final allocation may result in adjustments to the carrying value of the recorded assets and liabilities, revisions of the useful lives of intangible assets and the determination of any residual amount that will be allocated to goodwill.  The related depreciation and amortization from the acquired assets is also subject to revision based on the final allocation.

In November 2006, we acquired Ciphergen Biosystems, Inc.’s (Ciphergen) ProteinChip Systems business and worldwide rights to its Surface Enhanced Laser Desorption/Ionization (SELDI) technology for approximately $20 million in cash.  The acquisition includes certain product lines, manufacturing capability, and intellectual property as well as access to Ciphergen’s life science customer base.  Under the terms of the agreement, Ciphergen will retain rights to the diagnostics market.  Through a separate supply agreement, Bio-Rad supplies instruments and reagents to Ciphergen to support their diagnostics business.  The total purchase of $20.0 million included $5.4 million of net tangible assets, $3.0 million of goodwill and $11.6 million of intangible assets.  The goodwill will be deductible for tax purposes.  An initial amount of $18.0 million was paid in 2006.  An additional $2.0 million was paid in 2007 after the SELDI patent was granted.  This $2.0 million is shown as additional goodwill in 2007.  Purchased in-process research and development of $3.8 million was charged to expense in the fourth quarter of 2006.  The allocation of the total purchase price to net tangible assets, goodwill and other intangible assets has been recorded at their fair market value based upon management estimates.  The results of this acquisition are included in our consolidated financial statements from the acquisition date, in our Life Science segment.

3.	AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments consist of the following (in millions):

	December 31,
	2008	2007
Current:
Corporate obligations	$ 7.0	$ 10.3
Municipal obligations	5.0	--
Asset backed securities (including mortgage-backed)	12.5	34.5
U.S Agencies	7.3	--
Marketable equity securities	7.2	17.2
	39.0	62.0
Long-term:
Marketable equity securities	20.3	47.7
Total	$ 59.3	$ 109.7

At December 31, 2008 we had total accumulated unrealized losses of $13.2 million and no accumulated unrealized gains.  At December 31, 2007 we had accumulated unrealized losses of $1.1 million and accumulated unrealized gains of $26.7 million.  The fair value of our available-for-sale investments has declined due to a number of factors, including changes in interest rates, changes in economic conditions and changes in market outlook for various industries, among others.  Because Bio-Rad has the ability to hold these investments until a recovery of fair value, or for a reasonable period of time sufficient for a forecasted recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008.

In 2008, we recognized $9.6 million of other-than-temporary impairment losses on available-for-sale investments.  In light of continuing declines in their market price, we no longer believe that these investments will recover in the foreseeable future.  No securities were considered other-than-temporarily impaired in 2007 or 2006.

4.	INVESTMENTS

We own shares of ordinary voting stock of Sartorius AG, of Goettingen, Germany, a process technology supplier to the biotechnology, pharmaceutical, chemical and food and beverage industries.  We purchased shares for approximately $1 million in both 2008 and 2007, bringing our total investment to approximately 28% of the outstanding voting shares of Sartorius at December 31, 2008.  The Sartorius family trust and Sartorius family members hold a controlling interest of the outstanding voting shares.  We do not have any representative or designee on Sartorius’ board of directors, nor do we have any other influence over the operating and financial policies of Sartorius.  Therefore, we account for this investment using the cost method.  This investment is reported in Other assets.

During July 2006, Accent Semiconductor Technology Inc. (Accent), a private company, was acquired by Nanometrics Inc. (Nanometrics), a publicly held company.  In preparation for the merger, Accent repaid the $11.8 million note receivable and accrued interest owed to Bio-Rad as part of Accent’s 2000 purchase of the assets and certain liabilities of our former semiconductor and optoelectronic metrology business.  As part of the merger agreement, we tendered our ownership interest in Accent in exchange for approximately 600,000 shares of Nanometrics stock valued at $5.4 million on conversion.  We also received a $2.5 million facilitation fee for aiding in the merger.  These transactions resulted in a gain of $4.7 million included in Other income, net (see Note 10) in 2006.  Our current ownership interest in Nanometrics is less than 5%, is marked to market and is included in Other assets.  At December 31, 2008 we recognized $4.5 million of impairment expense related to Nanometrics.

5.	GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill balances have been included in Corporate for segment reporting purposes in Note 14.  Changes to Goodwill were as follows (in millions):

	2008	2007

January 1	$ 328.4	$ 119.5
DiaMed acquisition/additional share purchase	12.2	201.4
DiaMed purchase accounting true-ups	(11.6)	--
Distributor acquisitions	7.4	--
Impairment	(27.2)	--
Ciphergen acquisition	--	2.0
Currency fluctuations/other	12.6	5.5
December 31	$ 321.8	$ 328.4

As part of the acquisition of DiaMed in October 2007 and the purchase of additional shares in March and December 2008, (see Note 2), we added net $202.0 million of goodwill and $192.8 million of intangible assets: $72.6 million of customer relationships, $81.1 million of know how, $17.0 million of tradenames, $18.7 million of developed product technology and $3.4 million of licenses.

In 2008, the purchase price allocation related to the DiaMed acquisition was finalized.  The completion of the purchase price allocation involved certain analyses of inventory, taxes and external valuations for certain fixed assets and property.  The final revisions included adjustments to the carrying value of DiaMed’s recorded assets and liabilities and related depreciation and amortization, with the residual amount being allocated to goodwill.  Some estimated acquisition liabilities were settled without requiring payment, additional collections were made on opening balance receivables, and an increase in work in process inventory was recorded.

As part of the acquisition of two distributors in December 2008 (see Note 2), we added $7.4 million of goodwill and $12.9 million of intangible assets: $2.9 million of tradenames, $2.3 million of covenants not to compete and $7.7 million of customer relationships.

During the fourth quarter of 2008, a $27.2 million impairment loss related to goodwill was recorded in the Life Science segment.  The goodwill was originally recorded as part of an acquisition in 1999. The impairment was caused primarily by the continuing decline in sales of the BSE (bovine spongiform encephalopathy) product line.

Other than goodwill, we have no intangible assets with indefinite lives.  Information regarding our identifiable purchased intangible assets is as follows (in millions):

	December 31, 2008
	Average
	Remaining	Carrying	Accumulated
	Life (years)	Amount	Amortization	Net
Customer relationships/lists	2-15	$ 83.4	$ 7.6	$ 75.8
Know how	1-8	90.8	18.9	71.9
Developed product technology	1-13	44.7	12.6	32.1
Licenses	3-11	37.5	8.8	28.7
Tradenames	4-13	21.1	4.2	16.9
Covenants not to compete	3-10	4.9	2.1	2.8
Patents	2	1.0	0.6	0.4
Other	3	0.1	0.1	--
		$ 283.5	$ 54.9	$ 228.6

	December 31, 2007
	Average
	Remaining	Carrying	Accumulated
	Life (years)	Amount	Amortization	Net
Customer relationships/lists	1-16	$ 71.0	$ 2.0	$ 69.0
Know how	1-9	81.4	9.7	71.7
Developed product technology	1-14	44.3	7.6	36.7
Licenses	1-12	20.4	4.3	16.1
Tradenames	5-14	16.2	0.8	15.4
Covenants not to compete	1-4	2.4	1.6	0.8
Patents	3	1.0	0.4	0.6
Other	4	0.1	0.1	--
		$ 236.8	$ 26.5	$ 210.3

During the fourth quarter of 2008, $1.6 million of impairment losses related to intangible assets were recorded in the Life Science segment.  The intangible asset impairment related to the developed technology intangible assets of certain product lines that were acquired in 2006.

Recorded purchased intangible asset amortization expense for the years ended December 31, 2008, 2007, and 2006 was $29.8 million, $12.8 million, and $5.3 million, respectively.  Estimated purchased intangible asset amortization expense (based on existing intangible assets) for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 is $32.1 million, $30.6 million, $29.3 million, $27.4 million and $24.7 million, respectively.

6.	NOTES PAYABLE AND LONG-TERM DEBT

Notes payable include local credit lines maintained by our subsidiaries aggregating approximately $27.5 million, of which $20.3 million was unused at December 31, 2008.  At December 31, 2007, these lines aggregated approximately $52.0 million, of which $42.1 million was unused.  The weighted average interest rate on these lines was 4.1% and 3.9% at December 31, 2008 and 2007, respectively.  Bio-Rad guarantees most of these credit lines.

The principal components of Long-term debt are as follows (in millions):

	December 31,
	2008	2007

7.5% Senior Subordinated Notes	$ 225.0	$ 225.0
6.125% Senior Subordinated Notes	200.0	200.0
Other debt	0.4	0.4
Capitalized leases	27.8	27.4
	453.2	452.8
Less current maturities	(7.2)	(11.0)
Long-term debt	$ 446.0	$ 441.8

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

Borrowings under the Credit Agreement are on a revolving basis and can be used to make acquisitions, for working capital and other general corporate purposes.  Borrowings under the Credit Agreement are payable on June 21, 2010.  We had no outstanding balance as of December 31, 2008.

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

The Credit Agreement is secured by substantially all of our personal property assets, the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.  It is guaranteed by all of our existing and future material domestic subsidiaries.  The Credit Agreement, the 6.125% Notes, and the 7.5% Notes require Bio-Rad to comply with certain financial ratios and covenants, among other things. The covenants include a leverage ratio test, an interest coverage test and a consolidated net worth test.  There are also restrictions on our ability to declare or pay dividends, incur debt, guarantee debt, enter into transactions with affiliates, merge or consolidate, sell assets, make investments, create liens and prepay subordinated debt.  We were in compliance with all financial ratios as of December 31, 2008 and 2007.

Maturities of long-term debt at December 31, 2008 are as follows: 2009 - $7.2 million; 2010 - $4.1 million; 2011 - $6.8 million; 2012 - $0.2 million; 2013 - $225.0 million; thereafter - $209.8 million.

7.	INCOME TAXES

The U.S. and international components of income before taxes and minority interests are as follows (in millions):

	Year Ended December 31,
	2008	2007	2006
U.S.	$ 52.7	$ 75.5	$ 66.8
International	90.1	45.3	75.2
Income before taxes and minority interests	$ 142.8	$ 120.8	$ 142.0

The provision for income taxes consists of the following (in millions):

	Year Ended December 31,
	2008	2007	2006
Current tax expense
U.S. Federal	$28.3	$ 13.9	$ 12.0
State	4.0	1.1	1.2
International	15.2	12.6	24.6
Current tax expense	47.5	27.6	37.8
Deferred tax expense (benefit)
U.S. and State	2.6	(1.3)	0.8
International	(5.9)	(4.6)	0.2
Deferred tax expense (benefit)	(3.3)	(5.9)	1.0
Non-current tax expense	0.4	4.8	--
Provision for income taxes	$ 44.6	$ 26.5	$ 38.8

The reconciliation between Bio-Rad’s effective tax rate on income before taxes and minority interests and the statutory tax rate is as follows:

	Year Ended December 31,
	2008	2007	2006
U. S. statutory tax rate	35%	35%	35%
Foreign income at other than U.S. tax rates	(4)	(2)	(1)
Foreign losses not benefited	2	3	1
Non-taxable dividend income	(4)	(5)	(3)
Export sales benefit	--	--	(2)
Research and development tax credits	(9)	(8)	(2)
Increase in tax reserves	1	3	1
Change in valuation allowance	3	(3)	1
Examination settlements	--	(2)	(1)
Foreign tax credit claims	--	(3)	--
In-process research and development	--	2	--
Goodwill impairment	7	--	--
Other	--	2	(2)
Provision for income taxes	31%	22%	27%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of deferred tax assets and liabilities are as follows (in millions):

	Year Ended
	December 31,
	2008	2007
Deferred tax assets
Receivable allowances	$ 6.0	$ 5.4
Inventory reserve	15.3	14.6
Warranty reserve	8.1	7.3
Vacation pay reserve	7.9	7.4
Net operating loss	20.8	20.9
Impaired investments	7.6	3.5
Unrealized holding losses	4.9	--
Retirement reserve	5.4	5.8
Depreciation	5.0	5.9
Goodwill and intangibles	16.4	16.9
State tax credit carryforward	8.1	7.5
Other	18.1	16.7
Valuation allowance	(40.7)	(31.1)
	82.9	80.8
Deferred tax liabilities
Unrealized holding gains	--	9.4
Deferred gain	5.1	5.2
Foreign exchange gain/loss	2.4	2.4
Depreciation	7.4	4.1
Goodwill and intangibles	52.1	49.1
Other	12.9	7.1
	79.9	77.3
Net deferred taxes	$ 3.0	$ 3.5

At December 31, 2008, Bio-Rad’s international subsidiaries had combined net operating loss carryforwards of $74.1 million.  The amount of carryforwards subject to expiration includes $6.0 million, $8.9 million and $4.8 million in 2013, 2014 and 2015, respectively.  The remaining loss carryforwards have no expiration date.  The utilization of these carryforwards is limited to the separate taxable income of each individual subsidiary.  We believe that it is more likely than not that the benefit from certain of these net operating loss carryforwards will not be realized.  We have provided a valuation allowance of $17.6 million on the deferred tax assets relating to these net operating loss carryforwards.  If or when recognized, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2008 will be recognized as a reduction of income tax expense.

At December 31, 2008, Bio-Rad had U.S. Federal net operating loss carryforwards of $8.6 million as a result of an acquisition.  The utilization of these net operating loss carryforwards is subject to annual limitations.  The loss carryforward will expire in the year 2018.

At December 31, 2008, Bio-Rad had a California research and experimental tax credit carryforward of $8.1 million which has no expiration date.  Based on our judgment and consistent with prior years, we believe that it is more likely than not that the benefit from these tax credit carryforwards will not be realized.  Therefore, we have provided a full valuation allowance against the deferred tax asset.  The tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense if and when it becomes realizable.

The change in the total valuation allowance against our deferred tax assets was a net increase of $9.6 million primarily due to our inability to generate capital gains to offset our investment impairments and unrealized holding losses on available for sale securities.

During 2008, the IRS has continued the audit of our Federal tax returns for 2004 and 2005.  The examination will, however, cover tax years 2001 through 2005 as we have filed amended U.S. tax returns for these years and have credits generated in prior years which are being utilized in the years subject to examination by the IRS.  We believe appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.  We do not expect that the results of this examination will have a material effect on our financial condition or results of operations.

We are subject to tax audits on various tax matters around the world.

The following table summarizes the open tax years by major tax jurisdiction that are subject to examination by tax authorities as of December 31, 2008:

U.S.	2001 - 2008
France	2006 - 2008
Germany	2004 - 2008
Italy	2002 - 2008
Japan	2004 - 2008
Switzerland	2007 - 2008

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year (in millions):

	2008	2007
Unrecognized tax benefit – January 1	$ 22.3	$ 13.3
Additions to tax positions related to prior years	1.9	1.1
Reductions to tax positions related to prior years	(0.7)	(2.4)
Additions/(Reductions) to tax positions related to the current year	2.4	11.0
Settlements	(4.3)	(2.5)
Lapse of statute of limitations	(2.6)	(1.4)
Acquisitions	--	2.9
Currency translation	(0.9)	0.3
Unrecognized tax benefit – December 31	$ 18.1	$ 22.3

Included in the balance of unrecognized tax benefits at December 31, 2008 and 2007 respectively, are $17.1 million and $19.1 million of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2008 and 2007 respectively, are $1.1 million and $0.3 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

Bio-Rad recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.  Related to the unrecognized tax benefits noted above, Bio-Rad accrued interest of $2.4 million during 2008.  During 2007, Bio-Rad accrued interest of $2.8 million.

We believe that it is reasonably possible that approximately $1.9 million of our currently remaining unrecognized tax benefits, each of which are individually insignificant, may be recognized by the end of 2009 as a result of the lapse of the statute of limitations.  These benefits are related to uncertainty regarding sustainability of certain deductions and credits for tax years that remain subject to examination by the relevant tax authorities.  As of December 31, 2007 we believed that it was reasonably possible that $6.4 million of our unrecognized tax benefits may be recognized by the end of 2008 as a result of the lapse of the statute of limitations.

In general, it is our practice and intention to reinvest the earnings of our non-U.S. subsidiaries in their operations.  As of December 31, 2008, Bio-Rad has not made a provision for U.S. or additional foreign withholding taxes on approximately $434 million of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration.  Generally, such amounts become subject to U.S. taxation upon remittance of dividends and under certain other circumstance.  If these earnings were repatriated to the U.S., they would generate foreign tax credits that would reduce the U.S. federal tax liability associated with the distribution.  The potential deferred tax liability for these earnings would be approximately $73 million.

8.	STOCKHOLDERS’ EQUITY

Bio-Rad’s outstanding stock consists of Class A Common Stock (Class A) and Class B Common Stock (Class B).  Each share of Class A and Class B participates equally in the earnings of Bio-Rad, and is identical in most respects except that Class A has limited voting rights.  Each share of Class A is entitled to one-tenth of a vote on most matters, and each share of Class B is entitled to one vote.  Additionally, Class A stockholders are entitled to elect 25% of the Board of Directors and Class B stockholders are entitled to elect the balance of the directors.  Cash dividends may be paid on Class A shares without paying a cash dividend on Class B shares but no cash dividend may be paid on Class B shares unless at least an equal cash dividend is paid on Class A shares.  Class B shares are convertible at any time into Class A shares on a one-for-one basis at the option of the stockholder.  The Schwartz family collectively holds a majority of Bio-Rad’s voting stock.  As a result, the Schwartz family is able to exercise significant influence over Bio-Rad.

9.	SHARE-BASED COMPENSATION/STOCK OPTION AND PURCHASE PLANS

Description of Share-Based Compensation Plans

Stock Option and Award Plans

We have three stock option plans for officers and certain other employees: the Amended 1994 Stock Option Plan (the “1994 Plan”); the 2003 Stock Option Plan (the “2003 Plan”); and the 2007 Incentive Award Plan (the “2007 Plan”).  The 1994 Plan and 2003 Plan authorize the grant of incentive stock options and non-qualified stock options to employees.  The 2007 Plan authorizes the grant of stock options, restricted stock awards, stock appreciation rights and other types of equity awards to employees.  We no longer make stock option grants under the 1994 Plan or 2003 Plan.  A total of 1,650,360 shares have been reserved for issuance of equity awards and may be of either Class A or Class B common stock.  At December 31, 2008 there were 1,318,579 shares available to be granted.

Under these plans, Class A and Class B options have been granted at prices not less than fair market value on the date of grant.  Generally, options granted have a term of 10 years and vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.  For options granted before January 1, 2001, options vested in increments of 25% over a four-year period on the yearly anniversary date of the grant.  Stock awards issued under the 2007 Plan generally vest in increments of 20% per year over a five-year period on the yearly anniversary date of the grant.

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

Share-Based Compensation Expense

Included in our share-based compensation expense in 2008, 2007 and 2006 is the cost related to stock option grants and ESPP stock purchases. In 2008 and 2007, share-based compensation also includes the cost related to restricted stock and restricted stock unit awards issued in 2008 and 2007.

For 2008, 2007 and 2006, we recognized pre-tax share-based compensation expense of $7.3 million, $5.5 million and $5.4 million, respectively.  We did not capitalize any share-based compensation expense.  In accordance with SFAS 123(R), we recognize share-based compensation net of estimated forfeitures.

For options granted before January 1, 2006, we amortized the fair value on an accelerated basis.  For options and awards granted after January 1, 2006, we amortized the fair value on a straight-line basis.

All stock compensation awards are amortized over the requisite service periods of the awards, which are generally the vesting periods.

Stock Options

The following table summarizes stock option activity.

			Weighted-
			Average	Aggregate
		Weighted-	Remaining	Intrinsic
		Average	Contractual	Value
	Shares	Exercise Price	Term (years)	(in millions)
Outstanding, January 1, 2006	1,589,206	$ 34.43
Granted	313,233	$ 62.68
Exercised	(177,867)	$ 25.81
Forfeited/Expired	(56,803)	$ 51.79
Outstanding, December 31, 2006	1,667,769	$ 40.06
Granted	59,000	$ 75.09
Exercised	(222,808)	$ 28.16
Forfeited/Expired	(15,686)	$ 56.70
Oustanding, December 31, 2007	1,488,275	$ 43.06
Granted	59,000	$ 88.35
Exercised	(269,731)	$ 25.09
Forfeited/Expired	(23,417)	$ 53.99
Outstanding, December 31, 2008	1,254,127	$ 48.84	5.28	$ 34.0
Vested and expected to vest,
December 31, 2008	1,229,977	$ 48.40	5.23	$ 34.0
Exercisable, December 31, 2008	828,458	$ 40.36	4.40	$ 29.0

The following summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted-Average Remaining Contractual Life (in years)	Weighted -Average Exercise Price	Number Exercisable at 12/31/08	Weighted - Average Exercise Price

$ 10.75 - $ 35.50	373,702	2.76	$ 23.45	373,702	$ 23.45
$ 36.00 - $ 56.40	352,171	5.13	$ 50.80	274,982	$ 49.67
$ 57.49 - $ 62.47	322,354	6.52	$ 60.22	133,174	$ 59.69
$ 63.00 - $ 88.48	205,900	8.18	$ 73.79	46,600	$ 65.90

Intrinsic value for stock options is defined as the difference between the current market value and the grant price.  The total intrinsic value on the date of exercise of stock options exercised during 2008, 2007 and 2006 was approximately $17 million, $13 million and $8 million, respectively.

Cash received from stock options exercised during the years 2008, 2007 and 2006 was $6.8 million, $6.3 million and $4.6 million, respectively.  The actual tax benefit realized for the tax deductions from stock options exercised totaled $6.3 million, $3.6 million and $1.8 million in 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $7.4 million of total unrecognized compensation cost from stock options. That cost is expected to be recognized over a weighted-average period of approximately 2 years.

The weighted-average fair value for stock options granted was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2008	2007	2006

Expected volatility	34%	34%	36%
Risk-free interest rate	3.92%	4.72%	4.62%
Expected life (in years)	8.5	8.5	7.4
Expected dividend	--	--	--
Weighted-average fair value of options granted	$ 42.21	$37.05	$29.85

Volatility was based on the historical volatilities of our common stock for a period equal to the stock option’s expected life.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  In 2008 and 2007 the expected life represents the number of years that we estimate, based primarily on historical experience, that the options will be outstanding prior to exercise. In 2006, we estimated the expected life using the simplified method described in the SEC’s Staff Accounting Bulletin No. 107.  We do not anticipate paying any cash dividends in the future and therefore use an expected dividend yield of zero.

Restricted Stock

Restricted stock was granted in 2008 and 2007 under the 2007 Plan.  The fair value of each share of restricted stock is the market value as determined by the closing price of the stock on the day of grant.

The following table summarizes restricted stock activity:

	Year Ended December 31,
	2008		2007
	Restricted	Weighted-Average	Restricted	Weighted-Average
	Stock	Grant-Date	Stock	Grant-Date
	Shares	Fair Value	Shares	Fair Value

Nonvested shares, at beginning of year	75,720	$ 75.33	--	--
Granted	78,485	$ 88.09	75,970	$ 75.33
Vested	(14,625)	$ 75.33	--	--
Cancelled/Forfeited	(3,666)	$ 77.24	(250)	$ 75.32
Nonvested shares, at end of year	135,914	$ 82.64	75,720	$ 75.33

As of December 31, 2008, there was approximately $8.4 million of total unrecognized compensation cost related to restricted stock granted under the 2007 Plan.  The cost is expected to be recognized over a weighted-average period of approximately 4 years.

Restricted Stock Units

Restricted stock units, which are rights to receive shares of company stock, were granted during 2008 and 2007 under the 2007 Plan.  The fair value of each restricted stock unit is the market value as determined by the closing price of the stock on the day of grant.

The following table summarizes restricted stock unit activity:

				Aggregate
		Weighted-	Weighted-Average	Intrinsic Value
	Restricted	Average	Remaining	as of
	Stock	Grant-Date	Contractual Term	December 31, 2008
	Units	Fair Value	(in years)	(in millions)
Outstanding, January 1, 2007	--	--
Granted	28,010	$ 75.32
Vested	--	--
Cancelled/Forfeited	(1,260)	$ 75.32
Outstanding, December 31, 2007	26,750	$ 75.32
Granted	37,445	$ 88.00
Vested	(2,593)	$ 75.32
Cancelled/Forfeited	(953)	$ 79.58
Outstanding, December 31, 2008	60,649		2.29	$ 4.6
Expected to vest, December 31, 2008	54,306		2.20	$ 4.1

As of December 31, 2008 there was approximately $3.5 million of total unrecognized compensation cost related to restricted stock units granted under the 2007 Plan.  That cost is expected to be recognized over a weighted-average period of approximately 4 years.

Employee Stock Purchase Plan

The fair value of the employees’ purchase rights was estimated using a Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,
	2008	2007	2006
Expected volatility	37%	29%	28%
Risk-free interest rate	1.87%	4.79%	4.66%
Expected life (in years)	.25	.25	.25
Expected dividend	--	--	--
Weighted-average fair value
of purchase rights	$20.79	$17.05	$13.68

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

We sold 88,533 shares for $6.1 million, 81,388 shares for $5.3 million, and 99,888 shares for $5.3 million under the ESPP to employees in 2008, 2007 and 2006, respectively.  At December 31, 2008, 337,629 shares remain authorized under the ESPP.

We currently issue new shares to satisfy stock option exercises, restricted stock issuances and ESPP stock purchases.

10.	OTHER INCOME AND EXPENSE

Other income, net includes the following income (expense) components (in millions):

	Year Ended December 31,
	2008	2007	2006

Interest and investment income	$ 10.6	$ 21.5	$ 22.2
Net realized gains (losses) on investments	(0.7)	0.5	0.1
Other-than-temporary impairment on investments	(9.6)	--	--
Write-down of investments	(1.3)	(3.6)	--
Gain on sale of investment (Note 4)	--	--	4.7
Miscellaneous other items	0.6	1.4	2.0
Other income (expense), net	$ (0.4)	$ 19.8	$ 29.0

11.	SUPPLEMENTAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities is as follows (in millions):

	Year Ended December 31,
	2008	2007	2006

Net Income	$ 89.5	$ 93.0	$ 103.3
Adjustments to reconcile net income to
net cash provided by operating activities
(net of effects of acquisitions):
Depreciation	66.3	53.5	48.7
Amortization	30.8	13.8	6.7
Minority interests	8.8	1.3	--
Excess tax benefits from share-based compensation	(5.1)	(3.0)	(1.4)
Share-based compensation	7.3	5.5	5.4
Foreign currency economic hedge transactions, net	5.4	4.1	2.2
Losses (gains) on dispositions of securities	10.6	(0.5)	(0.1)
Decrease (increase) in accounts receivable, net	11.1	9.0	(25.5)
Decrease (increase) in inventories, net	(51.9)	4.4	(22.8)
Decrease (increase) in other current assets	(0.6)	(2.8)	16.9
Decrease (increase) in accounts payable
and other current liabilities	(3.6)	10.6	17.3
Increase (decrease) in income taxes payable	(1.6)	(10.1)	3.8
Increase (decrease) in deferred taxes	(3.2)	(5.9)	1.2
Litigation settlement related to MJ acquisition	--	--	(47.0)
Goodwill and purchased intangible asset impairments	28.8	--	--
Other	(1.2)	18.7	9.5
Net cash provided by operating activities	$ 191.4	$ 191.6	$ 118.2

12.	COMMITMENTS AND CONTINGENT LIABILITIES

Rents and Leases

Net rental expense under operating leases was $38.8 million in 2008, $32.8 million in 2007 and $26.7 million in 2006.  Leases are principally for facilities and automobiles.

Annual future minimum lease payments at December 31, 2008 under operating leases are as follows: 2009 - $31.7 million; 2010 - $28.8 million; 2011 - $20.1 million; 2012 - $13.1 million; 2013 - $6.4 million; subsequent to 2013 - $8.0 million.

Deferred Profit Sharing Retirement Plan

We have a profit sharing plan covering substantially all U.S. employees.  Contributions are made at the discretion of the Board of Directors.  Bio-Rad has no liability other than for the current year’s contribution.  Contributions charged to income were $10.5 million, $9.4 million, and $7.8 million in 2008, 2007, and 2006, respectively.

Other Post-Employment Benefits

In several foreign locations we are statutorily required to provide a lump sum severance or termination indemnity to our employees.  Under these plans, the vested benefit obligation at December 31, 2008 and 2007 was $19.0 million and $19.4 million, respectively and has been included in Other long-term liabilities in the consolidated balance sheets.  These plans are not required to be funded, and as such, there is no trust or other device used to accumulate assets to settle these obligations.

Foreign Exchange Contracts

We enter into forward foreign exchange contracts as an economic hedge against foreign currency denominated intercompany receivables and payables.  At December 31, 2008, we had contracts maturing in January through March 2009 to sell foreign currency with a nominal value of $163.7 million and an unrealized loss of $0.1 million.  Contracts to purchase foreign currency had a nominal value of $22.0 million with an unrealized gain of $0.1 million.

Insurance

We carry a deductible for workers’ compensation and a portion of our group health insurance cost.  Accruals for losses are based on our claims experience and actuarial assumptions followed in the insurance industry.  Should a greater amount of claims occur compared to our estimates or cost of medical care increase beyond what has been anticipated, reserves recorded may not be sufficient and additional charges to income may be required.

Letters of Credit

In the ordinary course of business, we are at times required to post letters of credit.  The letters of credit are issued by our banks to guarantee our obligations to various parties including insurance companies. We were contingently liable for $12.5 million of standby letters of credit with banks as of December 31, 2008.

13.	LEGAL PROCEEDINGS

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

14.	SEGMENT INFORMATION

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

Information regarding industry segments at December 31, 2008, 2007, and 2006 and for the years then ended is as follows (in millions):

		Life		Clinical		Other
		Science		Diagnostics		Operations

Segment net sales	2008	$ 643.5		$ 1,106.4		$ 14.5
	2007	615.1		832.2		13.8
	2006	575.6		684.9		13.4

Allocated interest expense	2008	$ 10.5		$ 21.4		$ 0.2
	2007	12.2		19.2		0.2
	2006	13.0		18.8		0.2

Depreciation and amortization	2008	$ 17.5		$ 74.9		$ 0.1
	2007	19.1		44.8		0.1
	2006	18.0		33.8		0.3

Segment profit	2008	$ 13.3	(1)	$ 139.8		$ 0.6
	2007	24.7		80.7	(2)	0.6
	2006	25.7	(3)	89.6		0.6

Segment assets	2008	$ 343.1		$ 675.2		$ 6.9
	2007	321.3		677.1		8.3
	2006	318.5		458.8		7.8

Capital expenditures	2008	$ 10.6		$ 56.6		$ 0.1
	2007	8.9		40.3		0.1
	2006	10.3		34.7		0.3

(1)  The Life Science segment profit for 2008 includes $28.8 million of goodwill and purchased intangibles impairment expense (see Note 5).

(2)  The Clinical Diagnostics segment profit for 2007 includes $7.7 million of in-process research and development expense purchased in the DiaMed acquisition (see Note 2).

(3)  The Life Science segment profit for 2006 includes $3.8 million of in-process research and development expense purchased in the Ciphergen acquisition (see Note 2).

The difference between total segment allocated interest expense, depreciation and amortization, and capital expenditures and the corresponding consolidated amounts is attributable to our corporate headquarters.  The following reconciles total segment profit to consolidated income before taxes and minority interests (in millions):

	Year Ended December 31,
	2008	2007	2006

Total segment profit	$ 153.7	$ 106.0	$ 115.9
Other income (expense), net	(0.4)	19.8	29.0
Foreign exchange losses	(7.6)	(2.6)	(1.1)
Net corporate operating, interest and other
income (expense) not allocated to segments	(2.9)	(2.4)	(1.8)
Consolidated income before taxes and
minority interests	$ 142.8	$ 120.8	$ 142.0

The following reconciles total segment assets to consolidated total assets (in millions):

	December 31,
	2008	2007

Total segment assets	$ 1,025.1	$ 1,006.7
Cash and other current assets	388.5	363.3
Net property, plant and equipment excluding
segment specific gross machinery and equipment	(6.6)	(49.0)
Goodwill	321.8	328.4
Other long-term assets	308.5	322.2
Total assets	$ 2,037.3	$ 1,971.6

The following presents sales to external customers by geographic area based primarily on the location of the use of the product or service (in millions):

	Year Ended December 31,
	2008	2007	2006

Europe	$ 872.1	$ 671.2	$ 559.4
Pacific Rim	253.3	209.9	200.7
United States	525.3	498.1	443.7
Other (primarily Canada and Latin America)	113.7	81.9	70.1
Total sales	$ 1,764.4	$ 1,461.1	$ 1,273.9

The following presents long-lived assets by geographic area based upon the location of the asset (in millions):

	Year Ended December 31,
	2008	2007	2006

Europe	$ 543.4	$ 523.4	$ 88.1
Pacific Rim	14.9	12.9	9.2
United States	382.0	402.3	366.0
Other (primarily Canada and Latin America)	3.0	4.0	3.1
Total long-lived assets	$ 943.3	$ 942.6	$ 466.4

15.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2008 and 2007 are as follows (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2008
Net sales	$ 422.2	$ 452.4	$ 441.8	$ 448.0
Gross profit	226.9	248.4	240.5	246.7
Net income (loss)	26.5	43.4	27.8	(8.2)
Basic earnings (loss) per share	$ 0.99	$ 1.61	$ 1.03	($0.30)
Diluted earnings (loss) per share	$ 0.96	$ 1.58	$ 1.01	($0.30)

2007
Net sales	$ 322.5	$ 339.1	$ 339.7	$ 459.7
Gross profit	179.4	190.0	188.4	233.6
Net income	27.0	25.7	28.0	12.4
Basic earnings per share	$ 1.02	$ 0.96	$ 1.05	$ 0.46
Diluted earnings per share	$ 0.99	$ 0.95	$ 1.03	$ 0.45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bio-Rad Laboratories, Inc.
Hercules, California

We have audited the accompanying consolidated balance sheets of Bio-Rad Laboratories, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008.  We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bio-Rad Laboratories, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 7 of the Notes to the Consolidated Financial Statements, in 2007 the Company adopted a new interpretation of accounting standards for uncertainty in income taxes.

/s/ Deloitte & Touche LLP
San Francisco, California
February 25, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the information contained in our consolidated financial statements and the accompanying notes which are an integral part of the statements.

Other than statements of historical fact, statements made in this Annual Report include forward-looking statements, such as statements with respect to our future financial performance, operating results, plans and objectives that involve risk and uncertainties.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as, “believe”, “expect,” “may,” “will,” “intend,” “estimate,” “continue,” or similar expressions or the negative of those terms or expressions.  Such statements involve risks and uncertainties, which could cause actual results to vary materially from those expressed in or indicated by the forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  However, actual results may differ materially from those currently anticipated depending on a variety of risk factors including among other things: changes in general domestic and worldwide economic conditions; our ability to successfully develop and market new products; our reliance on and access to necessary intellectual property; our ability to successfully integrate any acquired business; our substantial leverage and ability to service our debt; competition in and government regulation of the industries in which we operate; and the monetary policies of various countries.  We caution you not to place undue reliance on forward-looking statements, which reflect an analysis only and speak only as of the date hereof.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by Federal Securities law.

Overview.  Bio-Rad is a multinational manufacturer and worldwide distributor of our own life science research and clinical diagnostics products.  Our business is organized into two primary segments, Life Science and Clinical Diagnostics, with the mission to provide scientists with specialized tools needed for biological research and clinical diagnostics.  We sell more than 8,000 products and services to a diverse client base comprised of scientific research, healthcare, education and government customers worldwide.  We manufacture and supply our customers with a range of reagents, apparatus and equipment to separate complex chemical and biological materials and to identify, analyze and purify components.  Because our customers require replication of results in manufacturing processes, research experiments and diagnostic tests, much of our revenues are recurring.  Approximately 30% of our 2008 consolidated net sales are from the United States and approximately 70% are international sales, largely denominated in local currency with the majority of these sales in Euros, Yen and British Sterling.  As a result, our consolidated net sales expressed in dollars benefit when the U.S. dollar weakens and suffer when the U.S. dollar strengthens in relation to other currencies.  Currency fluctuations benefited our consolidated net sales expressed in U.S. dollars in 2008, 2007 and 2006.  The market for reagents and apparatus remains good while growth rates have slowed due to both public and private grant funding being more measured.  The market for large capital equipment has slowed, as many pharmaceutical and biotechnology customers delayed or reduced their capital spending.  Bio-Rad is generally less impacted by trends in capital spending as lower priced reagents and apparatus comprise more than 70% of product sales.

The following shows gross profit and expense items as a percentage of net sales:

	Year Ended December 31,
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.4	45.8	44.1
Gross profit	54.6	54.2	55.9
Selling, general and administrative expense	33.5	34.8	34.5
Product research and development expense,
excluding in-process research and development	9.0	9.6	9.7
Net income	5.1	6.4	8.1

We intend that the discussions of critical accounting policies and estimates and recent accounting pronouncements that follow will assist you in understanding how such principles, estimates and pronouncements affect our financial condition and results of operations as well as significant factors that caused changes in our financial condition and results of operations for the years ended December 31, 2008 and 2007.

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

Accounting for Income Taxes.  As part of the process of preparing consolidated financial statements, management is required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.  Management then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.  To the extent management establishes a valuation allowance or increases this allowance in a period, an increase to expense within the provision for income taxes in the statement of income may result.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded in connection with the deferred tax assets.  We have recorded a valuation allowance of $40.7 million and $31.1 million as of December 31, 2008 and 2007 respectively, due to uncertainties related to our ability to utilize some of the deferred tax assets, primarily consisting of certain foreign net operating losses carried forward, before they expire. The valuation allowance is based on management’s current estimates of taxable income for the jurisdictions in which we operate and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, an additional valuation allowance may need to be established which would increase the tax provision, lowering income and impacting our financial position.  Should realization of these deferred assets previously reserved occur, the provision for income tax would decrease, raising income and positively impacting Bio-Rad’s financial position.

Valuation of Long-lived and Intangible Assets and Goodwill.  We assess the impairment of identifiable intangibles, long-lived assets and goodwill annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Projected future operating results and cash flows of the reporting units’ asset or asset group are used to establish the fair value used in evaluating the carrying value of long-lived and intangible assets and goodwill.  Factors that we consider important that could trigger an impairment review include the following:

•	significant under-performance relative to expected, historical or projected future operating results;
•	significant changes in the manner of use of the long-lived assets, intangible assets or the strategy for our overall business; and
•	significant negative industry or economic trends.

When management determines that the carrying value of intangibles or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we test for any impairment based on a projected undiscounted cash flow method.  Goodwill is tested for impairment based on a projected discounted cash flow method.  Projections are inherently uncertain and accordingly, actual future cash flows may differ materially from projected cash flows.  The discounted cash value projected for goodwill may be different from the fair value that would result from an actual transaction between a willing buyer and a willing seller.  Such analyses are particularly sensitive to changes in discount rates.  Changes to these rates might result in material changes in the valuation and determination of the recoverability of goodwill.  For example, an increase in the interest rate used to discount cash flows will decrease the discounted cash value.

In 2008, our review indicated a $28.8 million impairment loss: $1.6 million related to the developed technology intangible assets of certain product lines that were acquired in 2006 and $27.2 million related to goodwill from a 1999 acquisition.  The goodwill impairment was caused primarily by the continuing decline in the BSE (bovine spongiform encephalopathy) product line.  There were no impairments taken in 2007 and 2006.

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

Valuation of Investments.  We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost is other than temporary.  Some factors considered in evaluating whether or not a decline in fair value is other-than-temporary include our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value, the duration and extent to which the fair value has been less than cost and the financial condition and prospects of the issuer.  Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

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

Allowance for Doubtful Accounts.   We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  The amount of the allowance is determined by analyzing known uncollectible accounts, the age of our receivables, economic conditions in the customers’ country or industry, historical losses and our customers’ general credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve.  This valuation allowance is reviewed on a quarterly basis to determine whether an increase or decrease is warranted.  Uncertainty in the current economic environment, if prolonged, could result in greater amounts becoming uncollectible in the future.  Should the estimates of losses be higher than the actual uncollectible accounts, we would report lower profitability when the estimates are made and higher profitability when the receivable is collected.

Litigation Reserves.   We estimate amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in our consolidated balance sheets. The likelihood of a material change in these estimated reserves is dependent on the possible outcome of settlement negotiations, regulatory or judicial review and the development of facts and circumstances in extended litigation which could change claims or assessments when both the amount and range of loss on some outstanding litigation is uncertain.  We disclose in the footnotes of the financial statements when we are unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigation.  As events occur, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions could materially impact our results of operations.

Corporate Results -- Sales, Margins and Expenses

Our net sales increased by 20.8% in 2008 to $1,764.4 million as compared to 2007.  This includes sales related to the fourth quarter 2007 acquisition of DiaMed Holding AG (DiaMed).  The impact of foreign exchange translation aided sales growth by approximately 3%.  The incremental sales from the additional nine months in 2008 attributable to DiaMed accounted for approximately 13% of our annual growth.

The Life Science segment achieved sales growth of 4.6% in 2008 as compared to 2007 aided by the impact of foreign exchange translation of 3.2%.  The decline in sales of BSE (bovine spongiform encephalopathy) products continued in 2008, as both product prices eroded among multiple suppliers and government mandated tests declined.  Excluding the impact of the BSE product line, this segment grew by 6.6%.  Increased sales were the result of growth in multianalyte detection, protein interaction, DNA amplification and laboratory chromatography product lines.  Sales in the United States, emerging markets and Asia Pacific (excluding Japan), were the drivers of increased sales growth.

The Clinical Diagnostics segment achieved sales growth of 33.0% in 2008 as compared to 2007 which includes sales growth from our acquisition of DiaMed.  The incremental sales from the additional nine months of DiaMed operations provided 22.8% of our Clinical Diagnostics sales growth.  The impact of foreign exchange on Clinical Diagnostics segment sales growth added approximately 2.9% to total segment sales.  The Clinical Diagnostics segment experienced growth across a wide range of its product offerings with the BioPlex 2200 system, quality controls and clinical microbiology having the strongest growth.  Geographically, the drivers of sales growth excluding the DiaMed acquisition were in the United States, Europe and Asia Pacific (excluding Japan).

Our net sales increased by 14.7% in 2007 to $1,461.0 million as compared to 2006.  This includes $62.0 million of sales in the fourth quarter related to the acquisition of DiaMed completed on October 1, 2007.  Excluding these sales, sales growth was 9.8%.  The impact of foreign exchange translation aided sales growth by approximately 4.6%.

The Life Science segment achieved sales growth of 6.9% in 2007 as compared to 2006 aided by the impact of foreign exchange translation of 4.2%.  Excluding the impact of the food science product line, this segment grew by 11.0%.  Increased sales were the result of growth in multianalyte detection, protein interaction and process chromatography product lines.  Sales in the United States, emerging markets and Asia Pacific (excluding Japan), were the drivers of increased sales growth.  The decline in sales of BSE products continued in 2007, as multiple test providers lowered product prices and government mandated tests declined.

The Clinical Diagnostics segment achieved sales growth of 21.5% in 2007 as compared to 2006 which includes sales growth that resulted from our acquisition of DiaMed.  We include DiaMed’s results in this reporting segment because DiaMed’s customers, technology, distribution channels and economics (post integration) are all similar to our Clinical Diagnostics segment.  DiaMed’s sales provided 9.1% of our Clinical Diagnostics sales growth.  The impact of foreign exchange on Clinical Diagnostics segment sales growth added approximately 5.1% to total segment sales.  The Clinical Diagnostics segment experienced growth across a wide range of its product offerings.  Geographically, the drivers of sales growth excluding the DiaMed acquisition were in the United States and Asia Pacific (excluding Japan).

The 2008 consolidated gross margin of 54.6% represents an increase of 0.4% from 2007.  Life Science segment gross margins increased by 2.0% to 54.1% as a result of decreasing factory costs in some overhead areas, improved production planning, reduced quality defects and improved sales mix. The Clinical Diagnostics segment gross margins decreased by 0.8% in 2008 as compared to 2007 as a result of including an additional nine months of DiaMed operations.  The DiaMed gross margins include the amortization of manufacturing related purchased intangibles and the effect of higher inventory values after work-in-process inventory values were increased in compliance with purchase accounting requirements.

The 2007 consolidated gross margin of 54.2% represents a decline of 1.7% from 2006.  Life Science segment gross margins declined by less than 1% from the underabsorption of factory costs due to lower than planned activity in the first half of 2007, rising costs throughout the year and an unfavorable sales mix.  The Clinical Diagnostics segment gross margins declined by 2.4% from 2006, as the result of the DiaMed acquisition and the inclusion of $11.7 million in 2006 of back royalties with no related costs.

Consolidated selling, general and administrative expense (SG&A) for 2008 was 33.5% of net sales compared to 34.8% in 2007.  The decline from the prior year is mainly attributable to the inclusion of DiaMed which has an overall lower SG&A margin compared to its total sales.  Growth in absolute SG&A spending was proportional to sales with Life Science segment’s SG&A growing just faster than sales growth while Clinical Diagnostics grew at a slightly lower rate, excluding the impact of DiaMed.  Approximately half of the increase in SG&A is related to personnel costs including compensation and travel.  The remaining increases are attributable to agent commissions, technology infrastructure cost, professional services and provision for bad debts.

Consolidated SG&A was 34.8% of net sales for 2007 compared to 34.5% in 2006.  Increased spending on a currency neutral basis represents approximately $32 million of SG&A growth for Bio-Rad in 2007, excluding DiaMed.  Two-thirds of the increased spending is related to the Clinical Diagnostics segment with the remainder associated with the Life Science segment.  Personnel and related costs account for approximately 60% of total SG&A expense. Other increasing areas of costs are travel, marketing and technology costs.

Product research and development expense in 2008 declined to 9.0% of net sales as compared to 9.6% of net sales in 2006.  Areas of development for the Life Science segment were amplification, proteomics, protein function, food safety and process chromatography.  Clinical Diagnostics segment research and development were focused on additional assays for the BioPlex 2200 testing platform as well as investments in automation for the DiaMed line of blood typing instruments and reagents, product line extensions in diabetes, infectious disease, quality control and software offerings.  In absolute dollars, the increase in R&D was almost exclusively in the Clinical Diagnostics segment.

Product research and development expense in 2007 declined to 9.6% of net sales compared to 9.7% of net sales in 2006 excluding the purchased in-process research and development associated with acquisitions made in 2007 and 2006.  Areas of development for the Life Science segment were amplification, proteomics and process chromatography. Clinical Diagnostics segment research and development were focused on additional assays for the BioPlex 2200 testing platform as well as enhancements to existing clinical microbiology, autoimmune, diabetes monitoring, blood virus and quality control products.  In absolute dollars, the increased spending was proportionately much higher in the Clinical Diagnostics segment than in the Life Science segment.

Corporate Results – Non-operating

Interest expense increased by approximately $0.5 million in 2008 as compared to 2007.  The increase reflects higher average borrowings on local lines of credit and increased interest on capital leases.  Our principal debt obligations are the 2003 and 2004 Senior Subordinated Notes totaling $425.0 million which carry fixed rates of interest of 7.5% and 6.125%, and are not due until August 2013 and December 2014.

Interest expense declined by approximately $0.4 million in 2007 compared to 2006.  The decline reflects lower average borrowings on local lines of credit.  The majority of interest costs are associated with the $425.0 million in Senior Subordinated Notes.

Foreign exchange losses for 2008, 2007 and 2006 were $7.6 million, $2.6 million and $1.1 million, respectively.  The largest component in the current year loss is a fourth quarter loss of approximately $5.2 million.  The loss reflects a number of unhedged European based intercompany loans denominated in Euros, GBP and Swiss Francs which arose as part of our acquisitions in December 2008.  The significant volatility in December resulted in an approximate $3.0 million non-cash loss on these accounts.  Additionally, we recorded a loss of $1.6 million on unhedged intercompany payables for our Brazilian subsidiaries, which we have not historically hedged due to the high cost.  In the fourth quarter of 2007 there was a loss of approximately $2.5 million on the exchange of Euros for Swiss Francs related to our purchase of DiaMed.  All years are affected by the economic hedging program we employ to hedge our intercompany receivables and payables.

Other income and expense for 2008 is comprised of interest and investment income of $10.6 million on cash and short-term investments.  We expect interest and investment income to decline in 2009 as returns on short-term fixed income investment have declined significantly in the current economic environment.  During the year we impaired $9.6 million of marketable equity securities, marketable fixed income securities and long-term investees.  In each case, the market value of these securities had declined so significantly at December 31, 2008 that their recovery in the foreseeable future could not be anticipated.  Additional write-downs could be possible should markets continue to function with only limited liquidity and some regulatory forbearance is not offered.

Other income and expense for the year 2007 is principally comprised of $21.5 million of investment income for interest on cash, cash equivalents and short-term investments.  Our investment income declined faster as the amount invested declined in the fourth quarter when we used approximately $400 million to purchase DiaMed.  Other factors affecting comparability between years is the 2007 impairment of two investments totaling $3.6 million.  Conversely in 2006, we had other income of $4.7 million relating to a facilitation fee received and a gain on the tendering of our shares in the merger between Accent Semiconductor Technology Inc. and Nanometrics Inc.

Bio-Rad’s consolidated effective tax rate was 31%, 22%, and 27% in 2008, 2007, and 2006, respectively.  The 2008, 2007, and 2006 effective tax rates reflect tax rate benefits of 4%, 5% and 3%, respectively for non-taxable dividend income, and 9%, 8%, and 2%, respectively for tax credits.  The 2008, 2007, and 2006 effective tax rates also reflect benefits in the difference between U.S. and foreign taxes of 4%, 2%, and 1%, respectively.  The 2008 tax rate reflects a rate detriment of 7% with respect to goodwill impairments.  The 2007 tax rate reflects a rate benefit of 3% for the removal of a valuation allowance related to Canadian deferred tax assets.

Our effective tax rate may be impacted in the future, either favorably or unfavorably, by many factors including but not limited to fluctuations in statutory tax rates and changes in tax laws or regulations, which could cause our estimate of taxes to change.

Liquidity and Capital Resources

Bio-Rad operates and conducts business globally, primarily through subsidiary companies established in the markets in which we trade.  Goods are manufactured in a small number of locations, and intermediate or finished products are then shipped for completion and/or distribution to facilities around the globe.  Our product mix is diversified, and certain products compete largely on product efficacy, while others compete on price.  Gross margins are generally sufficient to exceed normal operating costs.  Funding for research and development of new products as well as routine outflows of capital expenditure, and tax expense are covered by cash flow from operations.  We currently operate with an adequate level of interest coverage and our current market capitalization is high relative to our current level of debt.  In addition to the positive cash flow from operating activities, additional liquidity is readily available via the sale of short-term investments and our revolving credit facility.

Recent financial and economic developments may adversely affect our future results of operations.  Demand for our products and services could change more dramatically than in previous years based on activity and support levels from government, universities, hospitals and private industry including diagnostic laboratories.  A slowdown in the global economy including the United States has caused many governments to announce stimulus packages that often promote support for healthcare and research.  These efforts, should they materialize, could offset other declines to our business.  To date we are unable to conclude how dramatically the global economic recession will impact us.

At December 31, 2008, we had available $243.5 million in cash, cash equivalents and short-term investments, and $20.3 million under international lines of credit.  Under the $200.0 million restated and amended Revolving Credit Facility, we have $192.3 million available with $7.7 million reserved for standby letters of credit issued by our banks to guarantee our obligations to certain insurance companies.  Management believes that this availability, together with cash flow from operations, will be adequate to meet our current objectives for operations, research and development, capital additions for plant, equipment and systems and to make the tender offer to the minority shareholders of DiaMed Holding as outlined in the DiaMed purchase and sale agreement.

Recent deteriorations in credit markets along with the financial service industry experiencing upheavals characterized by bankruptcy, foreclosures, collapse and government intervention could impact both our ability and our customer’s ability to access the necessary capital for acquisition, equipment and technology modernization and the financing of inventory and receivables.  Without this crucial intermediary function manufacturers and end users may have to renegotiate sharing additional costs, reduce activity levels or seek other business partners.

Cash Flow from Operations

Net cash provided by operations was $191.4 million, $191.6 million, and $118.2 million in 2008, 2007, and 2006, respectively.  The small net change between 2008 and 2007 is the result of an increase in net cash collections reduced by supplier and employee payments, offset by income tax payments and lower investment income and other miscellaneous operating receipts.

During 2008 the increase in inventory compared to 2007 is concentrated in the Life Science segment and the quality control product line of the Clinical Diagnostics segment.  Quality control products are characterized by long lead times and market opportunities going forward appear stable.  Life Science segment inventories grew to meet anticipated sales that were delayed or cancelled as economic activities declined in the fourth quarter.  First quarter 2009 cash flows are historically the lowest as annual payments for royalties and bonuses are due in this period.

During 2007, the moderation of growth in inventory and accounts receivable compared to 2006 contributed to the overall improvement in cash flow from operations.  Additional cash flows were also generated by the acquisition of DiaMed.

Management regularly reviews the allowance for uncollectible receivables and believes net accounts receivable are fully realizable.  Management routinely reviews inventory for the impact of obsolescence and changes in market prices caused by the introduction of new products, technologies and in government reimbursement policies.

Cash Flow from Investing Activities

Net cash used in investing activities, including capital expenditures, was $146.1 million for the year 2008.  During the year we paid cash for the acquisition of additional DiaMed minority shares and two distributors.  In 2009, we intend to offer to buy the outstanding shares of the minority shareholders of DiaMed Holding.  We estimate this offer will use approximately another $38 million in cash.  We may also purchase some additional distributors.

Capital expenditures in 2008 totaled $84.8 million, compared to $60.6 million and $53.0 million in 2007 and 2006, respectively.  Net capital expenditures for 2008 reflect investment in improvements to new information technology systems, new e-commerce and content management technology for our website and the expansion of manufacturing capabilities as well as refurbishing some administrative space. Spending on reagent rental instruments was $24.9 million.  We place reagent rental instruments with our Clinical Diagnostics customers for use with our clinical reagents.  We continued in 2008 to invest in business systems to modernize and standardize distribution capabilities and enhance data communication.  Other ongoing expenditures are for the replacement and improvement of production equipment and facilities to meet the necessary Good Manufacturing Practices (GMP) mandated by the Food and Drug Administration (FDA) for the Clinical Diagnostics segment and to meet the requirements of European and other regulatory bodies as well as many customers in our Life Science segment.

Cash Flow from Financing Activities

Net cash flow provided by financing activities was $6.3 million for 2008 and principally reflects the cash flow for the exercise of stock options and receipts from the Employee Stock Purchase Plan transactions.  Payments on long-term debt represent the reduction of acquired DiaMed debt.  We have previously borrowed $200 million at 6.125% due 2014 and $225 million at 7.5% due 2013. This has provided us with capital at a fixed rate for the next five and four years, respectively.  We routinely meet and discuss potential acquisitions with specific companies, principals or their agents.  Should we identify any significant potential acquisitions it could require an increase in our total indebtedness.

Our $200.0 million revolving credit facility is secured by substantially all of our personal property assets and the assets of our domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries, and is guaranteed by all of our existing and future domestic subsidiaries (other than immaterial domestic subsidiaries as defined for purposes of the new credit facility).

The Board of Directors has authorized us to repurchase up to $18 million of Bio-Rad’s common stock over an indefinite period of time of which $3.3 million is remaining.  Our credit agreements restrict our ability to repurchase our own stock.  There were no share repurchases made during 2008 or 2007.

Contractual Obligations

The following summarizes certain of our contractual obligations as of December 31, 2008 and the effect such obligations are expected to have on our cash flows in future periods (in millions):

		Less			More
		Than	1-3	3-5	than
Contractual Obligations	Total	One Year	Years	Years	5 Years
Long-term debt, including current portion (1)	453.1	7.2	10.9	225.2	209.8
Interest payments	152.3	29.1	58.3	52.6	12.3
Operating lease obligations (2)	108.1	31.7	48.9	19.5	8.0
Purchase obligations (3)	22.7	20.9	1.8	--	--
Long-term liabilities (4)	40.7	--	9.0	7.9	23.8

(1)	These amounts represent expected cash payments, include capital lease obligations and are included in our
Consolidated Balance Sheets. See Note 6 of the Consolidated Financial Statements for additional information about our debt.

(2)	Operating lease obligations are described in Note 12 of the Consolidated Financial Statements.

(3)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding
	to Bio-Rad and that specify all significant terms. Purchase obligations exclude agreements that are cancelable
	without penalty.

(4)	Excluded from this table is our liability for income tax payable, including uncertain tax positions,
	in the amount of $19.4 million. We are not able to reasonably estimate the timing of future cash flows of these
	tax liabilities, therefore, our income tax obligations are excluded from the table above. See Note 7 of the
	Consolidated Financial Statements.

Financial Risk Management

The main goal of Bio-Rad’s financial risk management program is to reduce the variance in expected cash flows arising from unexpected foreign exchange rate and interest rate changes.  Financial exposures are managed through operational means and by using various financial instruments, including cash and liquid resources, borrowings, spot foreign exchange contracts and derivatives.  The derivative instruments used are principally comprised of forward foreign exchange contracts.  No derivative financial instruments are entered into for the purpose of trading or speculation.  Company policy requires that all derivative positions are undertaken to manage the risks arising from underlying business activities.  These derivative transactions do not qualify for hedge accounting treatment under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.  Derivative instruments used in these transactions are valued at fair value and changes in fair value are included in reported earnings.

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

Foreign currency exposures are managed on a centralized basis.  This allows for the netting of natural offsets and lowers transaction costs and net exposures.  Where possible, we seek to manage our foreign exchange risk in part through operational means, including matching same-currency revenues to same currency costs, and same-currency assets to same-currency liabilities.  Moreover, weakening in one currency can often be offset by strengthening in another currency.  Foreign exchange risk is also managed through the use of forward foreign exchange contracts.  Positions are primarily in Euro, Swiss Franc, British Sterling and Japanese Yen.  The majority of forward contracts are for periods of 90 days or less. We record the change in value of our foreign currency receivables and payables as a foreign exchange (gain) loss on our Consolidated Statements of Income along with the change in fair market value of the forward exchange contract used as an economic hedge of those assets or liabilities.

Our forward contract holdings at year-end were analyzed to determine their sensitivity to fluctuations in foreign currency exchange rates.  All other variables were held constant.  Market risk associated with derivative holdings is the potential change in fair value of derivative positions arising from an adverse movement in foreign exchange rates.  A decline of 10% on quoted foreign exchange rates would result in an approximate net-present-value loss of $18 million on our derivative position.  This impact of a change in exchange rates excludes the offset derived from the change in value of the underlying assets and liabilities, which could reduce the adverse effect significantly.

Interest Rate Risk of Debt Instruments

Bio-Rad centrally manages the short-term cash surpluses and shortfalls of its subsidiaries.  Our holdings of variable rate debt instruments at year-end were analyzed to determine their sensitivity to movements in interest rates.  Due to the relatively small amount of short-term variable rate debt we have outstanding, there would not be a material impact to earnings or cash flows if interest rates moved adversely by 10%.  Our long-term debt consists primarily of fixed-rate instruments, and is thus insulated from interest rate changes.  As of December 31, 2008 the overall interest rate risk associated with our debt was not significant.

Recent Financial Accounting Standards

In June 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. Emerging Issues Task Force (EITF) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  FSP No. EITF 03-6-1 concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share (EPS) pursuant to the two-class method.  This FSP becomes effective for us on January 1, 2009.  Early adoption of the FSP is not permitted; however, it will apply retrospectively to EPS data for all periods presented in the financial statements or in financial data.  We do not currently expect that this FSP will have a material impact on our EPS data in fiscal year 2009 or on EPS for any prior periods.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with generally accepted accounting principles in the United States of America.  The adoption of SFAS 162 will not have an effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities –an amendment of SFAS 133.  SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows.  SFAS 161 is effective for us on January 1, 2009.  Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 will not affect our financial condition, results of operations or cash flows.

As amended in February 2008 by FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, SFAS 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FSP FAS 157-2 defers the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.  As such, we partially adopted the provisions of SFAS 157 effective January 1, 2008.  We expect to adopt the remaining provisions of SFAS 157 beginning in 2009.  We expect the adoption of SFAS 157 to impact the way in which we calculate fair value for our annual impairment review of goodwill and non-amortizable intangible assets, and when conditions exist that require us to calculate the fair value of long-lived assets; however, we do not expect this adoption to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations.  SFAS 141R continues to require the purchase method of accounting to be applied to all business combinations, but it significantly changes the accounting for certain aspects of business combinations.  Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business.  SFAS 141R also includes a substantial number of new disclosure requirements.  SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.  We expect SFAS 141R will have an impact on our accounting for future business combinations once adopted but the effect is dependent upon the acquisitions that are made in the future.

In December 2007, SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, was issued. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling income interest.  This statement is effective for us on January 1, 2009. When implemented, prior periods will be recast for the changes required by SFAS 160.  The adoption of this standard will not have a material impact on our consolidated financial statements.